Form 20-F
period 2021-12-31
Gambling.com Group Ltd
filed 2022-03-25
CIK 1839799

cred14,6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number: 001-40634

Gambling.com Group Limited

(Exact name of Registrant as specified in its charter)

Jersey

(Jurisdiction of incorporation or organization)

Gambling.com Group Limited
22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX

(Address of principal executive offices)

Charles Gillespie, Chief Executive Officer
+44 1534 676 000
Gambling.com Group Limited
22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	GAMB	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report:

33,806,422 ordinary shares at December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, and as adopted by the European Union, or the EU. None of our financial statements were prepared in accordance with accounting principles generally accepted in the U.S.

We maintain our books and records in Euros, the functional currency of the Company and its primary subsidiary. The reporting currency for our financial statements is United States dollars (U.S. dollars). Unless otherwise noted, the financial information presented herein as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 is stated in U.S. dollars, our reporting currency. All dollar amounts in this annual report are in thousands of U.S. dollars unless otherwise stated. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements,” are to the consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects – Operating Results” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.

Financial Information in U.S. Dollars

The Company and its primary subsidiaries functional currency is Euro. The USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. See “Note 2—Foreign Currency Translation” to our consolidated financial statements for rates utilized to translate Euro amounts into the reporting currency of U.S. dollars.

Special Note Regarding Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Non-IFRS Financial Measures.”

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding finance costs, tax, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believe do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as it removes the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

Constant Currency

Some of our financial and operational data that we disclose in this annual report is presented on a "constant currency" basis to isolate the effect of currency changes during the period. Where we refer to a measure being calculated in ‘constant currency,’ we are calculating the dollar change and the percentage change as if the exchange rate that is being used in the current period was in effect for all prior periods presented. We believe that this calculation provides a more meaningful indication of actual period over period performance and eliminates any fluctuations from currency exchange rates.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

SELECTED DEFINITIONS

Throughout this annual report, we use a number of industry-specific terms and key performance indicators used by management. These industry-specific terms and key performance indicators are described throughout this annual report and are discussed in more detail in the section entitled “Item 5. Operating and Financial Review and Prospects – Operating Results.” We define these terms as follows:

▪
“B2B” refers to business-to-business.
▪
“CPA” or “Cash Per Acquisition” refers to a model where an online gambling affiliate receives a single cash payment for each referred player that satisfies certain agreed upon criteria.
▪
“GGR” refers to gross gaming revenue.
▪
“Hybrid” refers to a model where an online gambling affiliate receives a combination of revenue share and CPA per referred player.
▪
“iGaming” refers to online casino services which offer games typically available in land-based casinos such as blackjack, roulette, and slot machines.
▪
“NDCs” refers to new depositing customers at an online gambling operator. We and some of our peers track the NDCs we generate for our customers as a key performance indicator, or KPI, to understand the ongoing performance of our platform. When used in “Item 5. Operating and Financial Review and Prospects – Operating Results,” an NDC refers to a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer thereby triggering the right to a commission for us.
▪
“NGR” refers to net gaming revenue, calculated by making certain deductions from GGR such as bonuses, taxes and fees.
▪
“Online gamblers” refers to end users of online gambling services.
▪
“Online gambling” refers to all forms of online gambling including sports betting, iGaming, daily fantasy sports, poker and bingo among others.
▪
“Online gambling affiliates” refers to companies that provide performance marketing services to online gambling operators.
▪
“Online gambling operators” refers to licensed companies that operate real money online gambling services on one or more of their own websites.
▪
“Organic growth” refers to percentage change in sales during the past period compared to the same period the previous year. Organic growth is adjusted to exclude revenue from businesses or assets acquired during the past 12 months.
▪
“Our customers” refers to online gambling operators to which we referred online gamblers.
▪
“Our referred players” refers to the entire body of online gamblers who we have referred to our customers.
▪
“Revenue share” refers to a model where an online gambling affiliate is compensated with a percentage of the NGR produced by a pool of referred players.
▪
“SEO” refers to search engine optimization.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•
our ability to manage our continued expansion into the U.S. markets and other markets in which we currently operate and expansion into new markets;
▪
our ability to compete in our industry;
▪
our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin;
▪
the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
▪
our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪
our ability to attract, retain, and maintain good relations with our customers;
▪
our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪
our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business;
▪
our ability to anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business;
▪
our ability to obtain and maintain licenses or approvals with gambling authorities in the U.S.;
▪
our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪
our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions;
▪
our ability to maintain, protect, and enhance our intellectual property;
▪
our ability to manage the increased expenses associated and compliance demands with being a public company;
▪
our ability to maintain our foreign private issuer status;
▪
our ability to effectively manage our growth and maintain our corporate culture; and
▪
other factors detailed herein under “Item 3. Key Information – Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.
[Reserved]
B.
CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.
REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.
RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including the sections titled “Item 5. Operating and Financial Review and Prospects – Operating Results” and our consolidated financial statements and related notes, before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment.

Summary Risk Factors

The following is a summary of some of the principal risks we face:

•
We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics.
•
The online gambling industry is heavily regulated. Changes to the regulatory framework in the jurisdictions in which we operate could restrict our ability to advertise or could harm our customers’ business, which could in turn negatively affect our financial performance.
•
Our industry continues to evolve, which makes it difficult to evaluate our current business and future prospects.
•
We derive a significant portion of our revenue from our top ten customers. The loss of any of these customers could materially negatively impact our results.
•
We do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.
•
A large portion of our revenue depends on our customers’ calculated revenue and cost base and could therefore vary or be subject to miscalculations or deliberate misrepresentation.
•
The estimates of market opportunity and forecasts of market growth provided in connection with our initial public offering may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
•
We depend on key personnel to operate our business. An inability to retain, attract and integrate qualified personnel would harm our ability to develop and successfully grow our business.

•
Our ability to increase our revenue depends on our ability to introduce successful new products and services. Our ongoing investments in developing products and services involve significant risks, could disrupt our current operations and may not produce the long-term benefits that we expect.
•
An actual, alleged or perceived security incident, inadvertent disclosure or breach of sensitive information, including confidential and personal information, we process, or of the security of our or our customers’, vendors’, or partners’ networks and systems could be detrimental to our business, reputation, financial information and results of operations.
•
We were the target of a cybersecurity attack that impacted a portion of our information technology systems.
•
Systems failures and resulting interruptions in the availability of our websites, apps, or platforms could adversely affect our business, financial condition, and results of operations.
•
We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire companies whose market power or technology could be important to the future success of our business.
•
If we fail to manage our rapid growth effectively, our brand, business, financial condition and results of operations could be adversely affected.
•
The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.
•
We identified material weaknesses in our internal control over our financial reporting process. If we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations.
•
Consolidation among the online gambling operators may reduce demand for our products and profitability.
•
Negative events or negative media coverage relating to online gambling may adversely impact our ability to retain or attract online gamblers, which could have an adverse impact on our business.
•
We and our customers may have difficulty accessing the services of banks or the financial system and our business could be materially adversely affected.
•
Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements, could adversely affect our business and our operations.
•
We may be subject to legislation that limits or restricts the marketing of online gambling services and we could fail to comply with such legislation.
•
We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

Risks Relating to Our Business and Industry

We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics.

We rely heavily on Internet search engines, such as Google, through their unpaid search results, to generate a significant portion of the traffic to our website. For the year ended December 31, 2021, the vast majority of the traffic to our websites came through unpaid channels, including SEO.

SEO is the process of optimizing websites to make them more appealing to search engines so that they rank favorably in the search engines’ results pages for certain queries. Although we believe that Google and other search engines are increasingly adept at identifying the truly high-quality content that deserves prominence, the factors affecting the appearance and rankings of search results are determined by search engines and are therefore not under our direct control. For example, search engines change their algorithms periodically, which could cause our websites to appear lower or not at all in the search engines’ results pages. In the future, search engines may change the search results pages to promote search engines’ own products or services. In addition, search engines may favor paid searches over natural searches. As a result, our competitors’ pay-per-click advertising could receive higher prominence than our own websites. Our websites have experienced fluctuations in search rankings in the past. While the amount of natural search traffic from Google across our entire portfolio consistently varies based on a variety of factors related to both search rankings and consumer demand, the amount of natural search traffic can shift up or down more significantly when Google implements a core update to their search algorithm. Such updates can lead to larger than normal changes in Google search engine rankings which in turn effect traffic, although some updates have no impact on certain sites. We have consistently seen increases in our natural search traffic between core algorithm updates. When updates are negative, we tend to continue to grow after the update is fully rolled out. When updates are positive, we tend to plateau for a short period after the update. In November 2021, Google launched a core algorithm update whereby gambling.com saw traffic reduction of 5% compared to the immediately prior month. Much of the change was due to impact on a small number of high traffic volume pages and by December, the impacted page cohort improved its search rankings, recovering most of this lost traffic. December 2021 saw an additional Google algorithm update which was positive for Gamling.com, with December 2021 search 10% higher than October 2021 based on search rankings.

If our websites are listed less prominently or fail to appear in search results for any reason, our business, results of operations and financial condition could be materially adversely affected.

Our industry continues to evolve, which makes it difficult to evaluate our current business and future prospects.

We launched operations in 2006 and have since frequently expanded our business. Our evolving business makes it difficult to forecast our future results of operations. Our historical revenue growth should not be considered indicative of our future performance. These risks and challenges include our ability to:

▪
attract and retain new customers;
▪
increase the number of users of our websites and apps;
▪
continue to earn and preserve a reputation for providing meaningful and reliable reviews of local businesses;
▪
successfully manage our growth;
▪
successfully develop and deploy new features and products;
▪
manage and integrate successfully any acquisitions of businesses;
▪
avoid interruptions or disruptions on our platform; and
▪
recruit, integrate and retain talented personnel.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in section “Item 3. Key Information – Risk Factors,” our business, financial condition, and results of operations could be adversely affected. Further, because we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We derive a significant portion of our revenue from our top ten customers. The loss of any of these customers could materially negatively impact our results.

Historically, we have derived a significant portion of our revenue from a limited number of customers. For the year ended December 31, 2021, 2020 and 2019, our top ten customers accounted for 52%, 55%, and 56% of our revenue, respectively. For the year ended December 31, 2021, our two largest customers accounted for 13% and 10% of our revenue. For the years ended December 31, 2020 and 2019, our largest customer accounted for 20% and 21% of our revenue, respectively. These top customers contributed more revenue than the other customers because they were able to convert online gamblers into NDCs at a higher rate.

We cannot guarantee that these top customers will always choose to use our service. In the event we lose a top customer, although we are able to direct online gamblers (i.e., traffic) to our other existing customers, those customers might not be able to convert online gamblers into NDCs as frequently as a top customer. If we are unable to maintain and renew our relationship with our largest customers, then our business would be materially adversely affected.

We do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.

Most of our customers do business with us by placing orders for particular digital marketing services or entering into revenue share arrangements. If we perform well with respect to particular services, then the customer may place new orders with us for additional services or enter into new revenue share arrangements. We rarely have any commitment from a customer beyond the services contemplated in the order or revenue share arrangement and, even then, customers can typically terminate at any time. As a result, our success is dependent upon our ability to outperform our competitors and win repeat business from existing customers, while continually expanding the number of customers for whom we provide services. In addition, it is relatively easy for customers to seek alternative online gambling affiliates for their digital marketing services because there are no significant switching costs. Because we generally do not have long-term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that our current customers will continue to use our services or that we will be able to replace departing customers with new customers that provide us with comparable revenue.

A large portion of our revenue depends on our customers’ calculated revenue and cost base. Our customers’ calculations could vary or be subject to miscalculations or deliberate misrepresentation.

Many of our customer agreements are based on a revenue share model whereby we receive a portion of the online gambling operator’s NGR, generated by the referred players, typically for the entire consumer lifetime of the referred player. For the financial year ended December 31, 2021, 2020 and 2019, revenue share agreements accounted for 8%,12% and 20% of our revenue, respectively, and hybrid agreements (including a combination of revenue share and CPA model) accounted for 37%, 53% and 57% of our revenue, respectively.

Under revenue share agreements, net revenues are calculated as the gross gaming revenue, or the GGR, for a user, adjusted for direct costs—such as transaction fees, bonuses, and taxation. Online gambling operators’ directs cost may increase due to various factors, including increased taxation caused by new tax regulations. Some online gambling operators introduce arbitrary administration or other fees into the calculation to further reduce NGR.

Revenue share commissions are typically calculated on the basis of all of the referred players across a given online gambling affiliate account. Depending on our customer, we may maintain anywhere from one to ten or more online gambling affiliate accounts with each customer depending on the number of markets and websites where we work together. Referred players in an online gambling affiliate account are typically pooled when calculating commissions. As a result, a large winning referred player can zero-out the commission that would be payable on the other referred players within an online gambling affiliate account in any given month.

In addition, after we have directed an online gambler to an online gambling operator, we cannot directly track the online gambler’s activities in the online gambling operator’s system. We, therefore, rely on the net revenue calculations by the online gambling operator to determine our entitled payment. Consequently, there is a risk of miscalculation and misrepresentation, whether due to error, negligence or fraud. If such miscalculations occur undetected, subsequently remedied or retroactively adjusted, we could receive a lower fee than we are entitled to under our agreements, which in turn could result in lost revenue and have a material adverse effect on our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every online gambling operator covered by our market opportunity estimates will necessarily purchase our solutions at all, and some or many of those online gambling operators may choose to use the solutions offered by our competitors. It is impossible to build every product feature that every customer wants, and our competitors may develop and offer features that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the online gambling operators covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this annual report, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry or changing regulation. If any of these risks materialize, it could harm our business and prospects.

We depend on key personnel to operate our business. An inability to retain, attract, and integrate qualified personnel would harm our ability to develop and successfully grow our business.

Our success and growth strategy depend on our ability to attract and retain key management and operating personnel, including skilled developers, marketing personnel, project managers, product managers and content editors. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced developers and marketing personnel, who are critical to the success of our business, are also in particularly high demand. Competition for their talents is intense and retaining such individuals can be difficult.

The future success of our business is highly dependent on the services and decisions of our management team, including Charles Gillespie, our Chief Executive Officer and Kevin McCrystle, our Chief Operating Officer. The loss of one or more of our executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Messrs. Gillespie and McCrystle are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, operating results and financial condition could be materially adversely affected.

Our ability to increase our revenue depends on our ability to introduce successful new products and services. Our ongoing investments in developing products and services involve significant risks which could disrupt our current operations and may not produce the long-term benefits that we expect.

We compete in rapidly evolving and highly competitive markets, and we expect competition to intensify further in the future with the emergence of new technologies and new market entrants. We face competition from new and established local and international players in the online marketing industry, traditional marketing providers such as TV, printed publications and radio, and online gambling operators who conduct extensive marketing activities of their own.

Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, large existing user bases, and substantially greater financial, technical, and other resources. These companies may use these advantages to offer services similar to ours at a lower price and respond more effectively than we do to new opportunities and customer demands.

To attract new visitors, we must offer and develop new features on a continuous basis and perform regular system updates. As a result, we have invested, and expect to continue to invest, significant resources in developing products and services to drive traffic to our platform and engage our customers. For example, we have made considerable investments in our technology platform, including the Adge Business Intelligence Software, the Origins Publishing Platform, the Genesis content management system, the Elements advertiser management system, and the Adge business intelligence system. Our product development efforts may include significant changes to our existing products or new products that are unproven. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including distracting management and disrupting our current operations. We cannot assure you that any resulting new or enhanced products and services will engage online gamblers and online gambling operators. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such products, thereby harming our ability to generate and increase revenue.

An actual, alleged, or perceived security incident, inadvertent disclosure or breach of sensitive information, including confidential and personal information, we process, or of the security of our or our customers’, vendors’, or partners’ networks and systems could be detrimental to our business, reputation, financial information and results of operations.

Advances in technology, discoveries of new weaknesses and other developments with software generally used by the Internet community may increase the risk that we will suffer a security incident. As part of our business, we process certain personal, confidential and sensitive information. We may in the future fail to detect or prevent security incidents, inadvertent disclosure or breach of sensitive information, including from malware, ransomware, viruses, worms or similar threats for any number of reasons, such as our failure to enhance and expand our platform to reflect industry trends, new technologies and new operating environments, the complexity of the environment, network or systems of our clients, vendors, or partners. We, our customers, vendors or partners may experience such incidents due to data being misappropriated by a malicious insider or unauthorized party, such as employee error, rogue employee activity, or other unlawful or unauthorized acts, which if successful, may result in either threatened or actual exposure leading to unauthorized access, disclosure and misuse of sensitive information or other information regarding customers, vendors, partners, employees, or our company and business, and our technologies, systems and networks have been subject to attempted cyberattacks. If we experience any such incidents, we may incur significant costs in protecting against or remediating such incidents, which include investing in resources to address these incidents. We may not be able to remedy any incidents or incidental problems in a timely manner, or at all. To the extent potential customers, industry stakeholders or other third parties believe that the failure to detect or prevent any particular threat is a flaw or indicates that our platform is not secure our reputation and business would be harmed. Any real or perceived defects, errors or vulnerabilities in our platform or business, or any other failure of our platform to detect an incident, could result in:

▪
a loss of existing or potential customers;
▪
delayed or lost revenue and adverse impacts to our business, financial condition and operating results;
▪
a delay in attaining, or the failure to attain, market acceptance;
▪
the expenditure of significant financial and research and development resources in efforts to analyze, correct, eliminate, or work around errors or defects, and address and eliminate vulnerabilities;
▪
an increase in resources, including devoted customer service and support, which could adversely affect our gross margins;
▪
decrease in value to our reputation or brand; and
▪
claims and litigation, regulatory inquiries, or investigations, enforcement actions, including fines, and other claims and liabilities, all of which may be costly and burdensome and further harm our reputation.

We were the target of a cybersecurity attack that impacted a portion of our information technology systems.

In September 2020, we experienced a security incident, where unauthorized access to a cloud computing account occurred during which new cloud computing servers were deployed, which we believe was in an attempt to mine Bitcoin. We quickly detected and stopped the unauthorized access and secured our systems by changing all passwords. We subsequently hired a third-party security firm that conducted an external security audit which identified a number of remediation points to further tighten security, all of which were resolved by the end of the reporting period. This incident did not cause any material disruptions of our business and operations and had no material impact on the financial condition or results of operations of the business.

We may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods. While we have implemented remediation points identified by our third party security firm to address the constantly evolving threat landscape, we cannot provide assurance that our security frameworks and measures will be successful in preventing future cyberattacks. Further, the incident may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to definitively determine the impact to these relationships and whether we will need to engage in any activities to rebuild them. If customers lose confidence in us and we fail to rebuild these relationships, our business, financial condition, and results of operations would be materially negatively impacted.

Systems failures and resulting interruptions in the availability of our websites, apps, or platforms could adversely affect our business, financial condition, and results of operations.

It is critical to our success that online gamblers can access our platform at all times. Our systems may experience service interruptions or degradation or other performance problems because of peak usage times, hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins and other intentional acts of vandalism, including by our own employees, independent contractors or other insiders. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities.

We may experience system failures and other events or conditions from time to time that could interrupt the availability, reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an appropriate period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of users.

The implementation of a new accounting system could interfere with our business and operations.

We implemented a new enterprise resource planning (“ERP”) system in fiscal 2022. The ERP implementation encompasses accounting and reporting activities. The implementation of new systems and enhancements may be disruptive to our business and can be time consuming and divert management’s attention. Any disruptions relating to our systems or any problems with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis, could materially and adversely affect our business and operations.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

As part of our business strategy, we have previously acquired businesses and will continue to consider potential strategic transactions that we believe could complement or expand our geographic presence, enhance our technical capabilities, or otherwise offer growth opportunities. For example, in February 2017, we acquired SvenskaCasino.se, Lyckospel.se, CasinoMobilt.se and AndroidSlots.co.uk. In 2018, we acquired a mobile performance-marketing network and Bookies.com, Bookmakers.co.uk, and FootballScores.com and their associated assets, along with 500 additional undeveloped domain names. Between January 1, 2022 and the date of this annual report, we acquired Roto Sports, Inc. (“Roto Sports”), owner and operator of RotoWire.com, a provider of expert fantasy sports news and advicegrowth, NDC Media, operator of BonusFinder.com, a leading gambling bonus comparison site, USBettingReport.com, scores.com, and domain portfolios consisting of more than 100 domains intended for targeting North American markets.

The acquisition of a company or business is accompanied by a number of risks, including:

▪
failure of due diligence during the acquisition process;
▪
adverse short-term effects on reported operating results;
▪
the potential loss of key partners or key personnel in connection with, or as the result of, a transaction;
▪
the impairment of relationships with clients of the acquired business, or our own customers, partners or employees, as a result of any integration of operations or the expansion of our offerings;
▪
the recording of goodwill and intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
▪
the diversion of management’s time and resources;
▪
the risk of entering into markets or producing products where we have limited or no experience, including the integration or removal of the acquired or disposed products with or from our existing products; and
▪
the inability to properly implement or remediate internal controls, procedures and policies appropriate for a public company at businesses that prior to our acquisition were not subject to federal securities laws and may have lacked appropriate controls, procedures and policies.

Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

The acquisition of new businesses is costly and such acquisitions may not enhance our financial condition.

Part of our growth strategy is to acquire companies and identify and acquire assets and technologies from companies that complement our business. The process to undertake a potential acquisition is time-consuming and costly. We expend significant resources to undertake business, financial, and legal due diligence on our potential acquisition target and there is no guarantee that we will acquire the company after completing due diligence.

Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities or convertible debt securities, significant amortization expenses related to goodwill, and other intangible assets and exposure to undisclosed or potential liabilities of the acquired companies. To the extent that the goodwill arising from the acquisitions carried on the financial statements do not pass the annual goodwill impairment test, excess goodwill will be charged to, and reduce, future earnings.

We may not be able to effectively integrate previously acquired businesses, which could materially adversely affect our growth.

We may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business, financial condition, and results of operations.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

▪
unanticipated costs or liabilities associated with the acquisition, such as transaction-related lawsuits or claims;
▪
failure or material delay in closing a transaction;
▪
incurrence of acquisition-related costs;
▪
diversion of management resources from existing business operations;
▪
regulatory uncertainties;
▪
weak, ineffective, or incomplete data privacy compliance and strategies of an acquired company;
▪
harm to our existing business relationships with online gambling operators as a result of the acquisition;
▪
harm to our brand and reputation;
▪
the potential loss of our key employees;
▪
difficulties in retaining customers or key employees of an acquired company;
▪
difficulties in integrating the technologies, operations, existing contracts, and employees of an acquired company; and
▪
use of substantial financial resources to consummate the acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected. In addition, acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results.

If we fail to manage our rapid growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

Since our founding in 2006, we have experienced rapid growth in the number of customers, the number of websites we own, our geographic reach, and our operations. We expect to continue to experience growth in the future. This growth has imposed, and may continue to impose, significant responsibilities on our management, including the need to identify, recruit and integrate additional employees with relevant expertise, expand the scope of our current technological platform and invest in improved controls over technology, financial reporting and information disclosure. If we fail to manage the growth of our business and operations effectively, the quality of our service and the efficiency of our operations could suffer, which could adversely affect our business, financial condition, and results of operations.

In addition, our rapid growth may make it difficult to evaluate our future performance. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to model future growth. If we fail to achieve the necessary level of efficiency in our company as it grows, or if we are not able to accurately forecast future growth, our business would be negatively impacted.

We rely on the Apple App Store and the Google Play Store to offer and promote our apps. If such platform providers change their terms and conditions to our detriment, our business will suffer.

We offer a number of apps through the Apple App Store and the Google Play Store. We are subject to the policies and terms of service of these third-party platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also add fees associated with access to and use of its platform, alter how we advertise on the platform, or limit the use of personal information for advertising purposes. Any limit or discontinuation of our access to any platform could adversely affect our business, financial condition, and results of operations.

The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.

Our performance is subject to economic conditions and their impact on the levels of consumer spending. Demand for entertainment and leisure activities, including online gambling, may decline if discretionary consumer spending declines, including during economic downturns, when consumers generally earn less disposable income. Changes in discretionary consumer spending or consumer preferences are driven by factors beyond our control, such as:

▪
unfavorable changes in general economic conditions, including recessions, economic slowdowns;
▪
fears of recession and changes in consumer confidence in the economy;
▪
sustained high levels of unemployment;
▪
increases in taxes, including gambling taxes or fees;
▪
high energy, fuel and other commodity costs;
▪
the potential for bank failures or other financial crises; and
▪
terrorist attacks or other global events.

During periods of economic contraction, our revenues may decrease while most of our costs remain fixed and some costs may even increase, resulting in decreased earnings.

Consolidation among the online gambling operators may reduce demand for our products and profitability.

Much of the demand for our products derives from the desire of online gamblers to switch between different online gambling websites. The revenues of an online gambling website from a particular online gambler are usually highest in the first month after that online gambler signs up to the website. Therefore, online gamblers switching between platforms are likely to bring higher revenues to us. A consolidation of the online gambling sector could significantly reduce the ability and desire of online gamblers to switch between platforms, thereby potentially reducing our expected revenues. Furthermore, consolidation among online gambling operators may reduce competition for use of our product and therefore reduce our pricing power in the marketplace. Any significant move towards consolidation within the online gambling industry could therefore have a material adverse effect on our business, financial condition and results of operations.

Negative events or negative media coverage relating to online gambling may adversely impact our ability to retain or attract online gamblers, which could have an adverse impact on our business.

The online gambling industry is subject to negative publicity relating to perceptions of underage gambling, exploitation of vulnerable customers, and the historic link between the gambling industry to criminal activities. As a service provider to the online gambling industry, our reputation can be negatively affected and, accordingly, significantly influence our business. In addition, a negative shift in the perception of online gambling by the public or by policymakers, lobbyists or others could affect future legislation of online gambling, which could cause jurisdictions to abandon proposals to legalize online gambling, thereby limiting the number of jurisdictions in which we can operate. Furthermore, illegal betting activity could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also lead to new restrictions on or to the prohibition of online gambling in jurisdictions in which we currently operate. Such negative publicity could also reduce could diminish confidence in, and the use of, our platform and result in decreased revenue or slower customer growth rates, which could seriously harm our business.

We and our customers may have difficulty accessing the services of certain banks or financial systems and our business could be materially adversely affected.

Although financial institutions are permitted to provide services to us and others in the online gambling industry, certain banks may be hesitant to offer services to us because we operate and are service providers for iGaming and sports betting businesses in certain jurisdictions. Consequently, we may encounter difficulties in establishing and maintaining banking relationships in certain jurisdictions with a full scope of services and generating market rate interest. If we were unable to maintain these bank accounts, it may make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges which could materially adversely impact our business. Similarly, some customers may be unable to access the services of banks or the financial system, whether due to banks’ concerns with respect to providing services to the iGaming and sports betting businesses in general or changes of laws and regulations that might limit our customers’ ability to access the financial system. For example, the Financial Action Task Force recently subjected Malta to increased monitoring, where revenue generated amounted to 11% and 14% of our total revenue for the years ended December 31, 2021 and 2020, respectively. If some of our customers were unable to access the service of banks or the financial system, we would not be able to collect payment due from such customers in time or at all, which could materially adversely impact our business and financial performance.

Risks Related to Government Regulation

The online gambling industry is heavily regulated. Changes to the regulatory framework in the jurisdictions in which we operate could restrict our ability to advertise or harm our customers’ business, which could in turn negatively affect our financial performance.

As an online gambling affiliate, our principal customers are online gambling operators. Any regulatory development that could harm the financial performance or otherwise adversely affect online gambling operators could negatively affect our performance.

The regulatory framework for online gambling is complex and varies across the jurisdictions in which we operate. In some jurisdictions, online gambling regulations are subject to debate and continuous development. For example, the U.K. Gambling Commission has announced it is considering limiting the maximum allowable stake on iGaming games. If implemented, the stake limitations would have a detrimental effect on online gambling operators in the U.K. including reducing player values, which would in turn adversely affect our performance in the U.K. market. The U.K. Gambling Commission announced in February 2021 a range of new restrictions on certain features for online slot games and additionally, introduced a ban on reverse withdrawals for all online gambling and operators, with all such entities to be compliant by October 31, 2021. In addition, in July 2020, the Swedish government introduced iGaming restrictions in an effort to combat problem gambling amid the COVID-19 pandemic, including a maximum weekly deposit and bonus offers for iGaming players until December 31, 2020, and then extended to November 14, 2021. These restrictions were removed on November 14, 2021 but Spelinspektionen, the Swedish gaming regulator, was directed to evaluate the impact of the measures and consider new regulations to better protect customers. We believe if any equivalent limitations were introduced on a permanent basis, this would reduce player values in the Swedish regulated industry to whom we provide service, and therefore possibly negatively affecting our business in Sweden during the restrictive period. Furthermore, in June 2020, the U.K. All-Party Parliamentary Group for Gambling Related Harm recommended that the U.K. government ban all forms of gambling advertising. If such ban is implemented and our business would fall within the definition of gambling advertising, our business in the U.K. would be blocked. In June 2021, Canada passed Bill C-218 which allows individual provinces and territories to decide how to regulate single-event sports betting within their jurisdictions. In Ontario, the Alcohol and Gaming Commission of Ontario released its Standards for Internet Gaming to govern the province’s new online gaming market. The regulations set out certain technical requirements and also included regulations and advertising restrictions. The launch of the province’s new market for online gambling and sports bets was delayed from the fourth quarter 2021 to April 4, 2022. As Ontario’s new market has not yet launched and most other provinces in Canada have not yet determined their approach to this regulation, we cannot yet predict the impact of this regulation on our business in Canada. The Netherlands’ commercial online gambling market launched on October 2, 2021 with a limited number of operators having been awarded a license to offer games of chance via the internet and it is too early at this stage to predict the impact of this newly regulated market on our business. On October 21, 2021, the Irish government introduced the General Scheme of Gambling Regulation Bill which is the start of the process to modernize gambling regulation in Ireland, including the proposed establishment of a gambling regulator. It is expected that legislation to implement these new gaming regulations in Ireland will be published in 2022. Given that this is the initial stage of the implementation of a new regulatory regime it is difficult to predict at this stage what impact this may have on our business. On July 1, 2021, Germany’s new Interstate Treaty on Gambling, or ISTG 2021, came into effect. ISTG 2021 implemented certain new advertising rules that have had a negative effect on our business in Germany. As the new rules are still being interpreted and the German federal and state regulatory authorities are still only at an early implementation stage, we cannot yet predict the long term impact on our business. In the event these rules continue to limit our marketing activities in that jurisdiction, then our business might be negatively affected in Germany. We cannot predict whether, in the future, similar regulations will be implemented in a market where we operate or the impact of these regulations on our business. In addition, online gambling operators and their B2B providers, such as online gambling operator affiliates (directly and/or directly by way of their commercial relationship with online gambling operators), are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as online gambling. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gambling industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits, many of which have been made worse due to COVID-19, could intensify the efforts of governments to raise revenues through increases in gambling taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws.

As the legal framework for the online gambling industry is constantly developing, we are unable to predict whether or when additional restrictions will be applied to online gambling operators in the jurisdictions in which we operate. Any development such as the above-mentioned could have a material adverse effect on our business, results of operations and financial position.

Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements, could adversely affect our business and our operations.

As an online gambling affiliate, we may be required to obtain licenses or approvals to operate in most but not all jurisdictions in the U.S. where we conduct business. As of December 31, 2021, we have obtained licenses or approvals to operate from New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Indiana, Virginia, Arizona, and Michigan. We are not required to obtain licenses or approvals in Iowa or Wyoming where we conduct business. In January 2022, we commenced operations in Louisiana and New York. In February 2022, we were approved to operate in Maryland, which market is expected to open sometime in 2022. Some of these approvals are subject to renewal, a potentially time-consuming process. Our delay or failure to renew licenses or approvals in any jurisdiction may prevent us from distributing our product offerings, increasing our customer base and/or generating revenues.

Currently, we are not required to obtain licenses or approvals to conduct business in the jurisdictions outside the U.S. However, the laws and regulations relating to online gambling are constantly evolving. We cannot predict if or when laws and regulations in these jurisdictions will be changed and to what degree such changes will have an impact on online gambling affiliates. Any regulatory development that would restrict or prevent us from conducting our business activities in any given territory could have a material adverse effect on our business, results of operations and financial position.

We expect to continue to expand our operations to additional U.S. states and to expand our international operations. Any new markets or countries that we attempt to enter may not be receptive. For example, we may not be able to expand further in some markets if we are unable to obtain applicable licenses or approvals. If we are unable to effectively develop and operate within these new markets, or if our competitors are able to successfully penetrate geographic markets that we cannot access or where we face other restrictions, then our business, operating results and financial condition could be impaired.

We may be subject to legislation that limits or restricts the marketing of online gambling services and we could fail to comply with such legislation.

As service providers to online gambling operators, online gambling affiliates are generally not subject to the same laws and regulations governing online gambling operators. However, in many jurisdictions, we are obligated to comply with the regulations and standards around advertising in general. For example, the Advertising Standards Authority in the U.K. prescribes certain standards for online and affiliate marketing in general as well as specific policies around gambling. In the U.S., the American Gaming Association, or the AGA, has produced a Responsible Marketing Code for Sports Wagering which its members have pledged to follow. We are not a member of the AGA currently but should we join in the future, we would be required to comply with their marketing codes. The Irish Labour Party introduced in February 2021 the Gambling (Prohibition of Advertising) Bill 2021, which in its current form, could prohibit online gambling affiliates from providing digital marketing services. While this legislation has not yet been progressed through the relevant legislative stages for it to become law, if such law were to pass, our business in Ireland will be blocked. As the General Scheme of Gambling Regulation Bill has been introduced in the interim, it is more probable the legislation resulting from it will supersede the Gambling (Prohibition of Advertising) Bill 2021. However as matters stand, the Gambling (Prohibition of Advertising) Bill 2021 remains an active legislative bill and its potential impact requires continued monitoring. In addition, we are subject to general marketing legislation in all jurisdictions that we operate. In the future, we may be subject to additional regulatory requirements aimed at the promotion of online gambling services, for example if we enter new geographical markets or if regulations are expanded to include our operations. Regulatory compliance is costly and time-consuming. We have dedicated significant time and financial resources to monitor our regulatory compliance and will continue to in the future. However, as we operate more than 30 websites in 13 jurisdictions and continue to grow our business globally, we, from time to time, may fail to maintain all websites fully compliant with marketing laws and regulations. This could result in penalties or other sanctions from relevant authorities, lead to increased costs or otherwise have a negative impact on our operations.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process personal data about operators who are our customers as part of our "know your customer" (or kyc) procedures. We also collect and process minimal personal data about referred players, NDCs, and other individuals when they create user accounts on our websites or register for our newsletters. We further collect and process personal data about individuals who participate in our American Gambling Awards (e.g., nominees, winners) and generally when we perform our administrative functions (e.g., information about employees and job applicants) for various business purposes, including marketing and promotional purposes. The collection, use and processing of such information about individuals are governed by data privacy laws and regulations enacted in the E.U., U.K., U.S. (federal and state), and other jurisdictions around the world, including U.S. marketing laws such as The Controlling the Assault of Non-Solicited Pornography And Marketing Act and Telephone Consumer Protection Act. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement.

The implication of this includes that various federal, state, and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For instance, in the European Economic Area, or the E.E.A., we are subject to the General Data Protection Regulation 2016/679, the GDPR, and in the U.K., we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, the U.K. GDPR, and the U.K. Data Protection Act 2018, each of which imposes strict requirements on covered processing and provides for robust regulatory enforcement and sanctions for non-compliance. The GDPR and the U.K. GDPR regimes enable competent authorities to issue fines up to the greater of €20 million/£17.5 million, or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors, customers and data subjects. In addition, in July 2020, the Court of Justice of the E.U., or the CJEU, invalidated the E.U.-U.S. Privacy Shield (a mechanism for the transfer of personal data from the E.E.A to U.S.) and also indicated that reliance on standard contractual clauses (another such transfer mechanism) alone may not necessarily be sufficient in all circumstances. We previously relied on our E.U.-U.S Privacy Shield certification and in some cases the Privacy Shield certification(s) of our vendors and partners for the purposes of transferring personal data from the E.E.A. to the U.S. in compliance with the GDPR’s data export conditions. We are monitoring the developments following the CJEU decision as well as implementing the standard contractual clauses and reviewing other mechanisms for transfers from the E.E.A. and the U.K., including to the U.S. We are additionally subject to evolving E.U. and U.K. privacy laws on electronic marketing and cookies. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the 2002 Privacy & Electronic Communication Directive 2002/58/EC, as amended, or the ePrivacy Directive, and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

Some recent developments in the U.S. include the enactment of the Nevada Security and Privacy of Personal Information, or the NSPPI, the California Consumer Privacy Act, or the CCPA, which was recently expanded by the California Privacy Rights Act, or the CPRA, which was passed as a ballot initiative in November 2020 and comes into effect on January 1, 2023. Further, Virginia recently enacted the Virginia Consumer Data Protection Act, or the VCDPA, another comprehensive state privacy law, that will also be effective January 1, 2023. The CCPA, CPRA, and VCDPA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, the results of our operations or prospects.

We have invested, and expect to continue to invest, significant resources to comply with the GDPR and other privacy laws and regulations. Failure to meet any of the requirements of these laws and regulations could result in significant penalties or legal liability, adverse publicity and/or damage to our reputation, which could negatively affect our business, results of operations and financial condition.

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions due to the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws including those relating to the flow of funds between our subsidiaries pursuant to, for example, purchase agreements, licensing agreements, or other arrangements. Adverse developments in such laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction or our inability to comply with all applicable requirements of these laws or regulations due to travel restrictions associated with the COVID-19 pandemic, or otherwise, could have a material adverse effect on our business, financial condition, and results of operations. In addition, the application of withholding tax, social security tax obligations, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding, social security obligations, or non-income taxes. Further, the tax or labor authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our activities or transactions, including the tax treatment or characterization of our tax residency, indebtedness or the transactions. If any applicable tax authorities successfully challenge the tax treatment or characterization of any of these, it could result in the disallowance of deductions; the imposition of additional or new taxation in certain jurisdictions; the imposition of withholding taxes on internal deemed transfers or in general, capital gains taxes, including on transfers that have been made and/or deemed to have been made in connection with the transactions; or otherwise, the reallocation of income, penalties; or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

Our failure to comply with trade restrictions such as economic sanctions and export controls could negatively impact our reputation and results of operations.

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, Syria, Sudan, North Korea, and the Crimea Region of Ukraine. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts and other remedial measures. Investigations of alleged violations can be expensive and disruptive. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope, or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations may be administered or interpreted.

In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation; could cause us to lose existing customers; prevent us from obtaining new customers; negatively impact investor sentiment about our company; require us to expend significant funds to remedy problems caused by violations and to avert further violations; and expose us to legal risk and potential liability, all of which may have a material adverse effect on our reputation, business, financial condition and results of operations.

Our failure to comply with the anti-corruption laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which includes the U.S. Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act 2010, or the U.K. Bribery Act, as well as the laws of each of the countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions, and partnering activities. The FCPA and the U.K. Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including agents, or representatives, from corruptly offering, promising, authorizing, or providing anything of value, directly or indirectly, to foreign government officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental commercial bribery, soliciting or accepting bribes, and “facilitation payments,” or small payments to low-level government officials to expedite routine approvals. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with foreign government officials responsible for evaluating and implementing legislative and regulatory changes relevant to our industry and issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system, and some jurisdictions have been perceived to have elevated levels of public corruption. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations.

Other companies, including some that may compete with us, may not be subject to the prohibitions listed above, and therefore may have a competitive advantage over us. We are in the process of developing policies and procedures reasonably designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our officers, directors, employees, and business partners acting on our behalf for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition, and results of operations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to Intellectual Property

If we fail to protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive position and our business could be materially adversely affected.

We primarily rely on a combination of trademark, copyright, and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights. However, we cannot be certain that the steps we have taken or will take to protect and enforce our intellectual property and proprietary rights will be successful. We currently hold rights to the Gambling.com domain name and various other related domain names in multiple jurisdictions. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our solutions under a new domain name, which could cause us substantial harm, or to incur significant expense to purchase rights to the domain name in question. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. We may fail to prevent third parties from acquiring and using domain names that are similar to our brand. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention, and ultimately may not be successful.

We also have certain registered trademarks that are important to our brand, such as the combined mark, Gambling.com. If we fail to protect or enforce our rights under our trademarks, we may lose the ability to use the trademarks or prevent others from using them, which could adversely harm our reputation, business, results of operations and financial condition.

In addition, we have invested significant resources in developing our Adge Business Intelligence Software, Origins Publishing Platform, Genesis content management system, and Elements advertiser management system. All are essential to our business and ability to compete successfully with other online gambling affiliates. Unauthorized parties may copy aspects of our platform or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, which could adversely affect our business. Our competitors or other third parties may also independently develop similar or competing technology or duplicate our solutions and services, which could harm our competitive position.

We cannot be certain that the steps we have taken will prevent infringement, misappropriation or other violations of our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as they do in the U.S. Further, we may be required to enforce our intellectual property or other proprietary rights through litigation, which, regardless of success, could result in substantial costs and diversion of management’s attention.

We may face potential liability and expense for legal claims alleging that the content on our platform or the operation of our business infringes intellectual property rights of third parties, who may assert claims against us for unauthorized use of such rights.

On our publishing platform, we publish both our own content and content from third parties. We cannot be certain that the published content on our platform and the operation of our business do not, or will not, infringe or otherwise violate the intellectual property rights of third parties. Third parties may assert claims against us alleging that we are infringing or otherwise violating their intellectual property rights, including claims for copyright or trademark infringement, or other claims based on the nature and content of the material that we publish or distribute. These claims, whether or not successful, could divert management time and attention away from our business and harm our reputation and financial condition. In addition, the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign, or reengineer our platforms or websites, and/or effectively block our ability to distribute or market our products and services.

Our use of “open source” software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We may use open source software in connection with the development and deployment of our solutions and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/ or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute software containing or linked to open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code to their licensees, which could include proprietary code of the user. In such cases, the open source software license may restrict users from charging fees to licensees for use of their software. While we monitor the use of open source software and try to ensure that none is used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Status as a Non-U.S. Company

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under Jersey law. The rights of holders of ordinary shares are governed by Jersey law, including the provisions of the Jersey Companies Law, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10B. Additional Information - Memorandum and Articles of Incorporation -Differences in Corporate Law” in our Registration Statement on Form F-1 (File No. 333-257403), as amended, originally filed with the SEC on June 25, 2021 and declared effective by the SEC on July 23, 2021 (the "F-1 Registration Statement"), under the headings “Description of Share Capital” for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the U.S., or to assert U.S. securities law claims outside of the U.S.

Several of our directors and executive officers are not residents of the U.S., and the majority of our assets and the assets of these persons are located outside the U.S. As a result, it may be difficult for investors to effect service of process upon us within the U.S. or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. See “Item 10B. Additional Information - Memorandum and Articles of Incorporation - Enforceability of Civil Liabilities” in the F-1 Registration Statement. Additionally, it may be difficult for you to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware of the uncertainty as to whether the courts of Jersey would recognize and enforce judgments of U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or entertain original actions brought in courts of Jersey against us or our directors or officers predicated upon the securities laws of the U.S. or any states in the U.S. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Because most of our material agreements are governed by foreign laws, we may not be able to enforce our rights within a foreign jurisdiction, which could result in a significant loss of business, business opportunities or capital.

Foreign laws govern most of our material agreements. We may fail to enforce the terms of our material agreements and remedies may not be available outside of a foreign jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the U.S. The judiciaries in certain foreign countries may be relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Our inability to enforce or obtain a remedy under any of our material agreements could result in a significant loss of business and business opportunities.

Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition and results of operations.

While our reporting currency for our consolidated financial statements is the U.S. dollar, a significant part of our revenues is denominated in Euros and GBP and a significant part of our operating expenses are denominated in Euros. Consequently, fluctuations in foreign currency exchange rates may cause our revenues and expenses to fluctuate and may impact our profitability, cash flows and our results generally. These risks related to exchange rate fluctuations and currency volatility may increase in the future as our operations outside the U.S. continue to expand. We have not traditionally used foreign exchange hedging to protect our exposure to exchange rate fluctuations, and do not expect to put in place such hedging. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates.

Our international operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence. To date, we have focused our efforts on the EU. International operations are subject to the legal, political, regulatory, requirements and economic conditions in the jurisdictions in which they are conducted. Risks inherent to international operations include, but are not limited to:

▪
obtaining any required government approvals, licenses or other authorizations;
▪
compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic and trade sanctions, data content, data protection and privacy, employment and labor laws and health and safety;
▪
difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences;
▪
difficulties in enforcing agreements, judgments, and arbitration awards in various legal systems;
▪
inability to obtain, maintain or enforce our intellectual property rights; and
▪
exposure to local economic or political instability.

We believe that our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social, and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each jurisdiction where we may conduct operations or do business in the future.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. domestic public company. This may limit the information available to holders of our ordinary shares.

As a “foreign private issuer,” we are not subject to all the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the

Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies are required and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there would be if we were a U.S. domestic public company.

As a foreign private issuer, we are permitted to and we expect to, follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we were required to comply fully with the Nasdaq corporate governance standards.

As a foreign private issuer listed on Nasdaq, we are subject to Nasdaq’s corporate governance standards. However, Nasdaq rules permit foreign private issuers such as us to follow our home country corporate governance practices instead of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. Certain corporate governance practices in Jersey, which is our home country, may differ significantly from Nasdaq corporate governance standards. Other than as set forth in the section of this annual report titled “Item 16G. Corporate Governance,” we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under Jersey law. However, we may choose to change such practices to follow additional home country practices in the future.

As a result of the accommodations for foreign private issuers, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 16G. Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to prepare U.S. GAAP financial statements be filed on a more accelerated timeframe than a Form 20-F, disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to file Form 10-Qs each quarter and mandatorily comply with U.S. federal proxy requirements, and our officers, directors, principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

U.S. Holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes, which could result in a reduction in the after-tax return to U.S. Holders (as defined below under “Item 10. Additional Information – Taxation—Passive Foreign Investment Company Considerations”) of our ordinary shares and may cause a reduction in the value of our ordinary shares. A corporation is classified as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of all its assets consists of assets that produce, or are held for the production of, passive income.

For this purpose, passive income generally includes among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for our most recent table year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are or were a PFIC in any past, current, or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. If we were classified as a PFIC, U.S. Holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and additional tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. Holder of our ordinary shares should consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. See “Item 10. Additional Information – Taxation— Passive Foreign Investment Company Considerations.”

Risks Related to Ownership of our Ordinary Shares

The trading price of our ordinary shares has been and will likely continue to be highly volatile.

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since our IPO in July 2021, the trading price of our ordinary shares has ranged from $6.56 to $16.97 through December 31, 2021. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including, in addition to other factors described in “Item 3. Key Information – Risk Factors,” may have an impact on the market price of our ordinary shares:

▪
our operating and financial performance and prospects;
▪
our quarterly or annual earnings or those of other companies in our industries;
▪
the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;
▪
changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our ordinary shares or the stock of other companies in our industries;
▪
the failure of research analysts to cover our ordinary shares;
▪
strategic actions by us, our customers, or our competitors, such as acquisitions or restructurings;
▪
increased competition;
▪
new laws or regulations or new interpretations of existing laws or regulations applicable to us;
▪
changes in accounting standards, policies, guidance, interpretations, or principles;
▪
material litigation or government investigations;
▪
default on our indebtedness;
▪
changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, natural disasters, severe weather, or responses to such events;
▪
reactions to changes in the markets for the raw materials or key inputs that impact our production or our industries generally;
▪
changes in key personnel;
▪
sales of ordinary shares by us or members of our management team;
▪
termination or expiration of lock-up agreements with our management team and principal shareholders;
▪
the granting or exercise of employee stock options;
▪
volume of trading in our ordinary shares; and
▪
the realization of any other risks described under section “Item 3. Key Information – Risk Factors.”

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the end-markets we serve. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our ordinary shares could fluctuate based upon factors that have little or nothing to do with us or our business, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

An active, liquid, and orderly market for our ordinary shares may not be sustained. You may be unable to sell your ordinary shares at or above the price you bought them for.

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “GAMB”. However, we cannot assure you that an active, liquid, and orderly trading market for our ordinary shares will exist or be sustained, which could affect your ability to sell your ordinary shares.

Our chairman of the board is able to exert significance influence over our company, and his interest may be different from or conflict with that of our other shareholders.

As of March 17, 2022, Mr. Mark Blandford, our chairman of the board, beneficially owns approximately 37% of our ordinary shares. Mr. Blandford is a well-recognized industry leader and has been a board member for a very significant time period, and the members of the Board and management often look to him for guidance on major financial, operational and strategic matters. Accordingly, Mr. Blandford, although a non-executive director, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Without the consent of Mr. Blandford, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Blandford could violate his fiduciary duties by diverting business opportunities from us to himself or others. For more information regarding Mr. Blandford and his affiliated entity, see “Item 7. Major Shareholders and Related Party Transactions.”

Sales of substantial amounts of our ordinary shares in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate. Subject to limited exceptions, none of our shareholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their ordinary shares. As of December 31, 2021, approximately 57% of our outstanding ordinary shares are held by our directors, officers, or other affiliates, and are there restricted securities within the meaning of Rule 144 under the Securities Act. These shares are now eligible for resale in the public market subject to certain restrictions regarding the volume, manner of sale, holding period, and other restrictions under Rule 144.

The requirements of being a public company may strain our resources and divert management’s attention.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations incurs substantial legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and places increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain disclosure controls and procedures and internal control over financial reporting that meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to complying with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed..

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, or we fail to meet the expectations of industry analysts, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the continued research and reports that securities or industry analysts publish about us or about our business. If research analysts do not continue to maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, interest in the purchase of our ordinary shares could decrease, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We identified material weaknesses in our internal control over our financial reporting process. If we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We and our independent registered public accounting firm identified material weaknesses in our internal control environment over financial reporting as of December 31, 2021, 2020 and 2019. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. The material weaknesses related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS, commensurate with our financial reporting requirements and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of the audits.

We have initiated a number of steps designed to assist us in remediating the material weakness including: (i) adopting a more rigorous period-end review process for financial reporting; (ii) adopting improved period close processes and accounting processes; (iii) implementing a new ERP platform; and (iv) adding additional resources with sufficient accounting knowledge. While we have designed and are implementing new controls to remediate these material weaknesses, they have not operated for a sufficient period of time to demonstrate the material weakness has been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weakness in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price. If we are unable to successfully remediate our identified material weaknesses, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares, and could subject us to litigation or regulatory enforcement actions.

If we fail, for any reason, to effectively or efficiently implement new internal control over financial reporting procedures for compliance with Section 404 of SOX or determine once required that such procedures are ineffective, such failure or determination could materially and adversely affect our business, results of operations and financial condition.

We will be required to comply with the internal control evaluation and certification requirements of Section 404(a) of SOX by the end of our 2022 fiscal year. While we intend to achieve compliance within the time required, we may not be able to meet the management certification requirements in a timely manner. If it is determined that we are not in compliance with Section 404(a), we will be required to design and implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We will need to hire additional qualified personnel in order for us to be compliant with Section 404(a). During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404(a), we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes. For more information on potential risks related to compliance with related Section 404(b) of SOX, see “Risk Factors—Risks Related to Ownership of our Ordinary Shares—We are an emerging growth company within the meaning of the JOBS Act and will take advantage of certain exemptions from various reporting requirements, which may make our ordinary shares less attractive to investors.”

We do not expect to pay any dividends in the foreseeable future.

We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we have no plans to pay regular dividends on our ordinary shares in the foreseeable future. Any payment of future dividends will be at the discretion of our board of directors (subject to, and in accordance with, our memorandum and articles of association) and will depend on then-existing conditions, including our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Accordingly, you may have to sell some or all of your ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your ordinary shares and you may lose the entire amount of the investment.

Future sales of our ordinary shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our ordinary shares.

We may sell additional ordinary shares in one or more subsequent public offerings. We may also issue additional ordinary shares or convertible debt securities, for a variety of reasons, including to finance future acquisitions. We cannot predict the size of future issuances of our ordinary shares or the effect, if any, that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares.

We are an emerging growth company within the meaning of the JOBS Act and will take advantage of certain exemptions from various reporting requirements, which may make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future, including exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for up to five fiscal years after our initial public offering date of July 23, 2021. We may take advantage of these exemptions as long as we remain an emerging growth company, which could be for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues reach $1.07 billion, if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million or if we issue more than $1.0 billion in non-convertible debt over a three-year period. We cannot predict if investors will find our ordinary shares less attractive because we rely on the above emerging growth company exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

ITEM 4. INFORMATION ON THE COMPANY

A.
HISTORY AND DEVELOPMENT OF THE COMPANY

Corporate Information

We were incorporated in the British Virgin Islands as TGG International Holdings Limited on July 26, 2006. We changed our name to KAX Media Limited on October 3, 2012 and subsequently continued as a private limited liability company in Malta on October 7, 2016. We changed our name to Gambling.com Group Limited on May 18,

2017. On January 7, 2018, we converted into a public limited liability company with a name change to Gambling.com Group Plc. We redomiciled from Malta to the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended, or the Jersey Companies Law, on May 27, 2021 and were renamed Gambling.com Group Limited.

On July 23, 2021, we consummated our initial public offering of 5,250,000 ordinary shares and, as a result, our shares began trading on the Nasdaq Global Market under the ticker symbol “GAMB”. In addition, following the domiciliation described in the paragraph above, our jurisdiction of incorporation is in the Channel Island of Jersey and the address of our principal executive offices is 22 Greenville St., St. Helier, Channel Island of Jersey JE4 8PX.

Our agent for service of process in the U.S. is GDC America Inc., located at 514 North Franklin St, Suite 201, Tampa, FL 33602, telephone number +1 813 445 7555. Our wholly-owned subsidiaries are GDC Media Limited, incorporated in Dublin, Ireland; GDC Malta Limited, registered in Malta; and GDC America Inc., a Florida corporation. During January 2022, through GDC America, Inc. we completed the acquisition of Roto Sports, Inc. and through GDC Malta Limited, we acquired NDC Holding Limited.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, (“EDGAR”), system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about GAMB through our corporate website at www.gambling.com/corporate. The information contained in both websites is not incorporated by reference into this annual report.

Emerging Growth Company

The JOBS Act was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as EGCs. We are an EGC within the meaning of the JOBS Act. As an EGC, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earliest of:

▪
the last day of the fiscal year in which we have more than $1.07 billion in annual revenues;
▪
the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter;
▪
the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and
▪
the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering, which is December 31, 2026.

For more information see “Item 3D. Risk Factors—Risks Related to Our Ordinary Shares.” The reduced disclosure requirements applicable to EGCs may make our common shares less attractive to investors due to certain risks related to our status as an EGC.

Our History

2006-2009

▪
We were founded in 2006 by Charles Gillespie, our Chief Executive Officer, and joined by Kevin McCrystle, our Chief Operating Officer, in 2007
▪
Originally founded as World Sports Network, operating WSN.com and offering mainstream betting coverage to East Asian soccer fans
▪
Mark Blandford invested in our company and joined our board of directors

▪
WSN changed its company name to KAX Media

2010-2011

▪
Switched focus from sports betting in East Asia to online casino in Western Europe
▪
Began building the first series of casino affiliate portals, CasinoSource
▪
Launched CasinoSource in the U.K.
▪
Acquired Gambling.com domain for $2.5 million in April 2011
▪
Opened office in Tampa, Florida

2012-2015

▪
Launched new U.K. website for Gambling.com
▪
Expanded CasinoSource to new markets such as Ireland, Italy and Spain
▪
Divested WSN.com website
▪
Launched Gambling.com in markets outside the U.K., starting with Ireland
▪
Started expansion of Gambling.com beyond English-speaking markets
▪
Opened office in Ireland

2016-2017

▪
Launched Gambling.com and CasinoSource in Scandinavia
▪
KAX Media re-branded as Gambling.com Group
▪
Launched SlotSource.co.uk in the U.K.
▪
Issued EUR 16.0 million of private convertible debentures with the proceeds intended to be used primarily for acquisitions
▪
Acquired AndroidSlots.co.uk, a leading U.K. mobile casino portal
▪
Acquired a number of European casino affiliate asset

2018

▪
Entered U.S. market obtaining a license and commencing operations in New Jersey
▪
Acquired mobile performance marketing platform including 46 iOS apps
▪
Entered sports betting with acquisition of Bookies.com and related assets such as Bookmakers.co.uk and FootballScores.com
▪
Issued EUR 16.0 million of senior secured bonds listed on Nasdaq Stockholm to refinance previously issued private convertible debentures
▪
Launched Gambling.com in additional European markets

2019

▪
Opened second U.S. office in Charlotte, North Carolina
▪
Expanded U.S. operations into Indiana, New Jersey, Pennsylvania, and West Virginia
▪
Received $15.5 million growth investment from Edison Partners

2020

▪
Approved to provide sports betting services in Colorado
▪
Launched SlotSource.com for American online slot players
▪
Expanded business into Tennessee, Illinois, Virginia, and Michigan
▪
Announced redemption of outstanding senior secured bonds

2021

▪
Relocated corporate domicile from Malta to Jersey

▪
Acquired portfolios of more than 100 domains intended to target U.S. and Canadian markets
▪
Completed initial public offering of ordinary shares on the Nasdaq Global Market
▪
Obtained a temporary license and commenced operations in Arizona
▪
Named the 2021 EGR Affiliate of the Year and 2021 SBC North America Casino Affiliate of the Year

Present

▪
Acquired Roto Sports, owner and operator of Rotowire.com, a provider of expert fantasy sports news and advice
▪
Commenced operations in Louisiana and New York
▪
Completed acquisition of additional domains intended to target U.S. and Canadian markets
▪
Entered into a sports betting media partnership with The McClatchy Company
▪
Acquired NDC Media, operator of BonusFinder.com, a leading North American affiliate business
▪
Obtained a license to operate in Maryland when that market launches

Capital Expenditures

Our capital expenditures totaled $5.6 million, $0.1 million and $1.7 million during the fiscal years ended December 31, 2021, 2020 and 2019, respectively, primarily consisting of capitalized software development costs, the purchase of domains and the purchase of office equipment.

For information on the Company’s current capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

B.
BUSINESS OVERVIEW

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry based on December 31, 2021 revenue. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com and Bookies.com. On January 1, 2022, we acquired Roto Sports, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice, to enhance our portfolio. On January 31, 2022, we acquired NDC Media, operator of BonusFinder.com, a leading North American affiliate business. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content in six national languages relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators. Through the acquisition of Roto Sports, which closed on January 1, 2022, we also provide business-to-consumer content subscription services and business-to-business content syndication services.

We are not a gambling company and do not offer any gambling services ourselves. We can alternatively be described as a lead generation company, an affiliate marketing company or simply an affiliate. Online gambling operators pay us to refer online gamblers to their services. In many ways, we are more akin to an online media company as our revenue is derived primarily from online marketing. We take high-value gambling industry domain names and develop them into market leaders.

We generate revenue primarily by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both.

As of December 31, 2021, the Company owned and operated 30 different websites in six languages and 13 national markets across North America, Europe and Oceania covering all aspects of the online gambling industry, which includes iGaming and sports betting. While as of March 24, 2022, the Company increased a number of websites operated to 50 in seven languages and 15 national markets.

By consistently attracting online gamblers with high-quality content, we referred more than 115,000, 100,000 and approximately 78,000 players to online gambling operators in 2021, 2020 and 2019, respectively. We have increased our customer base to approximately 220 in 2021 from approximately 110 in 2017.

We achieved an organic revenue compound annual growth rate of 50% from the period of 2017 to 2021.

Financial highlights for the years ended December 31, 2021, 2020 and 2019 are presented below.

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)
Revenue	$42,323	$27,980	19,266
Net income (loss)	$12,453	$15,151	$(1,901)
Adjusted EBITDA	$18,356	$14,608	3,747
Adjusted EBITDA Margin	43%	52%	19%
Cash flows generated by operating activities	$13,997	$10,894	$4,004
Free cash flow	$8,423	$10,804	$2,283

For a breakdown of our revenues by geographic market and product type for each of the years indicated, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Revenue.

Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are non-IFRS financial measures and may not be comparable to similarly titled measures of other companies and have limitations as analytical tools. For more information about our non-IFRS financial measures and reconciliations thereof to the most comparable respective IFRS measures, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Non-IFRS Financial Measures.”

Our Value Proposition

By delivering the high-quality content online gamblers need, we create value across the industry’s ecosystem, from player to online gambling operator.

Value to Online Gamblers. We help online gamblers start their consumer journey with confidence by providing a comprehensive set of resources to educate and inform online gamblers before they pick an online gambling operator.

Value to Online Gambling Operators. We provide a reliable and deep source of NDCs. Our performance-based compensation model and history of continued business with industry heavyweights speak to our reputation as a key partner in helping our customers meet their customer acquisition targets.

Value to Online Gambling and Platform Providers. We create value for the entire online gambling ecosystem by powering the growth of online gambling operators.

Value to Gambling Regulators. By steadfastly following and helping to enforce the guidelines and policies of the regulators of the online gambling industry within the 13 national markets in which we operate, we help steer players away from black-market, offshore online gambling operators and toward regulated operators.

Our Competitive Strengths

We believe the following to be our core competitive strengths, which distinguish us significantly from our competitors and allow us to compete more effectively in the online gambling affiliate market.

Premier Branded Destinations. We take pride in our tightly managed network of 30 high quality websites which include the industry-defining website Gambling.com as well as the ideally-branded Bookies.com for the U.S. market. In comparison to some of our peers who, we believe, operate thousands of websites of varying degrees of quality, our portfolio is much smaller and more tightly managed through common software systems. By investing more into each individual website in our portfolio, we can ensure our websites get adequate resources to be leaders in their particular focus areas.

Our iconic website Gambling.com lends itself easily to branding efforts and creates instant credibility in the eyes of new consumers. We intend to continue to leverage this brand and its unique position to make it the definitive global leader in the online gambling affiliate market.

Strategic Presence in Growth Markets. We focus on legalized and soon-to-be legalized markets around the world. Currently, we publish content localized for the regulated North American markets, more than eight European countries, and Oceania. Revenues in our established European markets for the year ended December 31, 2021 have grown to $21.4 million from $16.2 million and $13.4 million for the years ended December 31, 2020 and 2019, respectively, in the U.K and Ireland and to $10.8 million for the year ended December 31, 2021 from $5.3 million and $2.9 million for the years ended December 31, 2020 and 2019, respectively, in Other Europe. Identifying the growth opportunity of the North American market, in 2019 we opened an office in Charlotte, North Carolina and relocated our Chief Operating Officer, Kevin McCrystle, to lead our growth efforts in North America. With revenue growth of 89% from 2020 to 2021 and 107% from 2019 to 2020, North America saw significant growth during the periods presented in this annual report.

High-Quality Customer Base Consisting of Major Online Gambling Operators. We have a robust client portfolio which includes most major online gambling operators from the U.S. and Europe. During the years ended December 31, 2021 and 2020, we worked with over 200 online gambling operators including publicly-traded business such as DraftKings, Flutter Entertainment (FanDuel, PaddyPower, Betfair), Entain (BetMGM, Ladbrokes, bwin, partypoker), Kindred Group (Unibet, 32Red), Rush Street Interactive (Sugarhouse, BetRivers), William Hill, 888, Golden Nugget Online Gaming and PointsBet. While we prioritize deepening our relationships with our existing customers, we have also increased our number of customers from approximately 110 in 2017 to approximately 220 in 2021. With an ever-growing base of customers, we are able to discover more high-quality customers with which we can build significant partnerships. In 2021 and 2020, our reputation as an effective online gambling affiliate drew in over 1,500 and 450 inquiries, respectively, from potential customers. We have not been ranked lower than eight on the eGaming Review, or EGR, Power Affiliates list since its inception in 2018.

Proven Track Record of Transforming Domains into Successful Businesses. We have the expertise and experience to transform high-value gambling industry domain names into high-performing websites. We acquired the Gambling.com domain name in 2011, with no business or revenue, and turned it into the globally recognized, market-leading brand that it is today, operating in ten markets and five languages. We have also developed the CasinoSource and SlotSource series of websites into operating websites. We leveraged all of our experience with Gambling.com to refine Bookies.com at a faster pace. Since we acquired Bookies.com in early 2018, we have transformed it into an all-inclusive platform focusing on sports betting in the U.S., with more than 60 contributors, positioning Bookies.com to benefit from the next wave of online gambling regulation in the U.S. During 2020 and 2021 we have successfully built and launched a series of high-quality US-focused sites targeting specific local markets and product niches.

Integrated Platforms Empowered by Technological Excellence. We have developed four proprietary software platforms to maximize operational efficiency in the delivery of our consumer websites. These platforms are used across our network and enable us to significantly reduce website loading times for visitors, efficiently organize and manage all of the content which appears on our websites and precisely optimize the placement of our customers’ messages across our network. We have never hesitated to invest in our own technical systems and believe we are at the forefront, compared to our peers, in terms of leveraging technology in general and artificial intelligence in particular to optimize our business.

Our ability to increase market share by continuing to deliver best in class content on our branded destinations depends on the effective implementation of search engine optimization, or SEO, strategies across our portfolio of websites, which itself depends in part oni the efficient use of our technology platforms. SEO is the practice of optimizing websites so that they are favored by search engines, such as Google, to appear in top positions on the search engine results pages for particular search queries. The ranking of a website is determined by the search engine according to an algorithm which factors in thousands of different parameters including quality of content, website speed and how people engage with a website.

We have demonstrated time and again over our more than 15-year history that we are adept at building websites which are ranked favorably by search engines such as Google. We believe that Google and other search engines are increasingly adept at identifying the truly high-quality content that deserves prominence. Our investments in content, product and website delivery have thus naturally resulted in strong rankings without significant additional effort.

By leveraging our investments in technology, we can ensure that our team remains able to efficiently produce and publish high quality content which in turn serves to improve our SEO as high-quality content is one of the key factors in SEO success.

Experienced Leadership. We continue to be led by our founding team, Charles Gillespie and Kevin McCrystle, which have been with the company since our inception in 2006 and 2007, respectively. Mr. Gillespie is a recognized leader in the online gambling industry and was named Sports Betting Community Leader of the Year in 2019. He is cited regularly by business and industry media for his work in advocating for a free and open online gambling market in the U.S. Mr. McCrystle has led us to become a global performance marketing leader with a team of over 200 employees. He has developed and implemented our strategy for product, marketing, content and sales, as well as the integration of key acquisitions. Our co-founders’ technology-forward approach, strategic vision for growth and long-standing reputation as industry experts has led us to become one of the fastest-growing performance marketing companies for online gambling.

Proven History of Organic Growth and Continued High Organic Growth Potential. We have delivered significantly more organic growth than our peers which report publicly over the last three years. Our organic growth strategy focuses on perfecting our internal processes, technology, and products instead of relying on acquisitions. For the period from 2017 to 2021, we recognized a 50% organic revenue CAGR compared to 18% for Better Collective and 12% for Catena Media over the same period. In 2021, our year-over-year organic revenue growth was 47%, compared to 29% for Better Collective and 24% for Catena Media. We have grown faster than our established global online gambling affiliate peers, which validates our focus on superior brands and technological excellence as the winning strategy. We expect our foundation of big brands and technological precision to continue to pay dividends over the long-term as we scale the business.

According to the H2 Global Report, as of January 2021, the global online gambling industry is expected to grow at a CAGR of 10% from 2019 to 2025 (onshore and offshore). Even if we only maintain our current market share of the global online gambling affiliate market, we believe that we will continue to grow in line with the broader industry. We intend to grow our market share, which will further increase our growth.

The U.S online gambling market is expected to grow at a CAGR of 39% from 2019 to 2025 according to the H2 Global Report. We expect that our U.S business will grow faster than the market over the period.

We expect that our established markets will continue to grow at a steady pace over the next few years. The combined market for online gambling in two of our largest, established markets, the U.K. and Ireland, is expected to grow at a CAGR of 6.2% from 2019 to 2025, according to the H2 Global Report. We expect that our operations in these countries will grow at lease in line with the market, supplementing the more dramatic growth we expect to deliver in faster growing markets.

Our Growth Strategies

Key elements of our growth strategy include:

Expanding in the U.S. As states across the U.S. continue to legalize online gambling, we are laying the foundation for the U.S. market to become our largest market by revenue. We are pursuing market share by deploying publishing assets on both a national and, to the extent that a state is regulated, state-based, level as well as adding U.S. content to our international destinations. As of December 31, 2021, we were operating in Arizona, Colorado, Illinois, Indiana, Michigan, New Jersey, Pennsylvania, Tennessee, Virginia, and West Virginia,. In January 2022, we commenced operations in Louisiana and New York. In February 2022, we obtained a license to operate in Maryland when that market launches. We are actively pursuing licenses or approvals in all states where we expect a viable market..

Our revenue in North America has grown to $7.5 million for the year ended December 31, 2021 from $4.0 million for the year ended December 31, 2020 and from $1.9 million for the year ended December 31, 2019. North America is the fastest growing market of our business over that period. In addition to growing our international flagship website Gambling.com, we intend to grow several U.S.-oriented websites, such as Bookies.com, TopUSCasinos.com, NewYorkBets.com, EmpireStakes.com, BetArizona.com, TopNJCasinos.com, VirginiaIsForBettors.com (soon to be BetVirginia.com), GreatLakesStakes.com, IllinoisBet.com and PennStakes.com, to become the go-to resources for information on U.S. iGaming and sports betting in their respective states. The launch of the Ontario market expected in April 2022 along with the potential future launches in other Canadian provinces present a significant additional opportunity for our North American operations.

Growing Our Global Strategic Presence. Internationally, we target stable, regulated markets with significant growth potential. We believe we will continue to grow in existing markets in Europe and Oceania. We regularly monitor the regulatory landscape to be in a position to enter soon-to-be regulated markets for possible future expansion, such as Latin America.

Pursuing Strategic Acquisitions. While we primarily focus on organically growing our current business and expanding into new markets, the possibility for quality acquisitions provides another avenue for future growth. Between 2017 and 2018, we completed four acquisitions. In January 2022, we completed two acquisitions. As jurisdictions impose stricter regulatory requirements and compliance demands that create additional work for online gambling affiliates, this disproportionately burdens smaller online gambling affiliates who are less able to handle the influx of requests from online gambling operators and regulators. Online gambling operators value the professionalism and competence of larger online gambling affiliates who are adept at maintaining high regulatory standards.

We expect this environment will lead to strategic and tactical opportunities for us to acquire strong, sub-scale online properties such as gambling affiliate sites or sports media sites. Smaller sites may have product market fit in a particular niche of the industry but lack the sophisticated online publishing and monetization systems available to larger online gambling affiliates like us. Our experience and technological capabilities position us as a sophisticated player to acquire strong sub-scale sites that will benefit from our more established processes. We plan to continue to leverage our history of successful acquisitions and internal organic growth to search for potential targets with strategic assets and strong management teams.

Pursuing Media Partnerships. We target entering into mutually beneficial partnerships with leading media brands. By combining our sophisticated publishing and monetization systems with the website authority of leading media brands we can derive supplementary revenue from those websites. In January, 2022 we entered into a media partnership with The McClatchy Company, one of the United States largest news media companies with operations in 29 regional markets across the country.

Developing Pipeline Projects. We currently have a robust portfolio of over 500 undeveloped gambling domain names for future projects, including premium domain names such as Scores.com, BetCalifornia.com and BetTexas.com.

Our Products

Our core product offering is industry leading content produced by award-winning journalists, reporters, copywriters and lifelong followers of the online gambling industry. This best-in-class content is then masterfully distributed to online gamblers through our proprietary technology platform which publishes 30 premier websites. Thanks to the advantages of our internally developed technology platforms, consumers can readily locate this great content easily with the use of search engines such as Google. Visitors to our websites looking to engage with online gambling services can then easily find, compare and visit the best online gambling operators available in their jurisdiction from links on our websites. When a website visitor leaves one of our websites to visit an online gambling operator, the referral is tracked and we are compensated by the online gambling operator in the event that the visitor registers and funds a new account, becoming our referred player.

Although we have invested into Gambling.com, Bookies.com and RotoWore.com, which we consider our core brands, we also operate several niche websites that cater to specific geographies or online gambling products. Each of our websites offers online gamblers high-quality and relevant content, such as independent reviews and comparisons of regulated online gambling operators in their jurisdiction.

Our Core Brands

Gambling.com

We acquired the Gambling.com domain name in April of 2011 for $2.5 million. The domain name came alone, without an accompanying business or any existing revenue streams. Since then, we have invested significant resources to launch a new website and grow it into one of the largest and highest revenue producing online gambling affiliate websites in the world. As of December 31, 2021, localized versions of Gambling.com were available in ten markets and in five languages.

Gambling.com covers the entirety of the online gambling industry with content spanning all of the key verticals in the industry: Casino, Sports, Poker and Bingo. But more than anything else, Gambling.com is a leading source for iGaming information and is casino-first in its content strategy.

Bookies.com

We acquired the Bookies.com website in early 2018. Since then, we have transformed it into an all-inclusive platform for sports bettors that provides promo codes, odds comparison, game previews, betting strategies and news. In contrast to Gambling.com which is an international destination with a casino-first focus, Bookies.com was built from the ground up with a US-first and sports-first focus. We believe Bookies.com is well positioned to become a leading sports-betting destination in the U.S.

RotoWire.com

On January 1, 2022, we acquired Roto Sports, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice. The RotoWire business has three different revenue streams, which provide access into sports media organizations as well as with advertisers and individual sports fans. We plan to leverage RotoWire's existing audience, content library, talented workforce, media partnerships and trust with U.S. sports fans to further accelerate our already fast-growing business in the U.S. online sports betting market.

Our Niche Brands

By expanding the portfolio beyond our core brands, we can more directly target specific products in specific markets. Online gamblers tend to trust local media more than national or international sources. By producing destinations that feature locally produced content, we can more easily gain the trust of users in a particular location. The enlarged portfolio also reduces volatility in month-to-month financial performance by diversifying the sources of our revenue across multiple territories and products.

TopUSCasinos.com

TopUSCasinos.com is an internally developed website that has been recently launched with an iGaming and U.S. first focus. Similar to Bookies.com in that both websites are U.S. first and national in scope, TopUSCasinos.com will play a leading role in the development of our overall U.S. offering. These national websites address the entirety of the U.S. market by providing detailed content on each state with an active online gambling market.

U.S. State Specific Properties

We have launched a series of websites dedicated to individual U.S. states. Examples include NewYorkBets.com and EmpireStakes.com for New Yorkers, BetArizona.com for Arizona residents, GreatLakesStakes.com for Michiganders, IllinoisBet.com for Illinoisians and VirginiaIsForBettors.com (soon to be BetVirginia.com) for Virginians. These websites provide local online gamblers with the news and analysis they need to make informed decisions when it comes to online gambling. GreatLakesStakes.com covers all forms of online gambling due to Michigan’s full embrace of the industry’s product offering, while VirginiaisforBettors.com, IllinoisBet.com, NewYorkBets.com. EmpireStakes.com and BetArizona.com are primarily oriented around sports betting since Virginia, Illinois, New York and Arizona have yet to regulate iGaming.

CasinoSource.co.uk

We launched CasinoSource.co.uk in 2010 as our first dedicated casino affiliate website. The website offers in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials. We have redeveloped the website regularly and now expanded it into ten markets in five languages.

SlotSource.com

We launched SlotSource into the U.K. market in 2016 as a slots-first destination. We have since expanded the website to six markets in two languages. The U.S. version of the website showcases online slots in a player-friendly website where games and casinos are categorized by their availability per state. As a one-stop shop for online slots, the website provides online gamblers real-money slot reviews, fully featured free-to-play slots as well as a comprehensive list of slots bonuses.

BonusFinder.com

On January 31, 2022, we acquired NDC Media, operator of BonusFinder.com, a leading North American affiliate business. BonusFinder publishes online portals which help consumers find and compare bonuses for online sportsbooks and casinos. BonusFinder's strong presence in Canada is expected to drive increased market share for us ahead of the anticipated Ontario online sports betting and iGaming market launch in April.

Many of our niche sites are relatively new, particularly those for the U.S. market. This positions us well for additional organic growth in the coming years.

Our Original Publishing Platform and Content Management System

Our co-founder and Chief Executive Officer, Charles Gillespie, is a technologist at heart who taught himself to program to deliver our first website. Under Mr. Gillespie’s leadership, we have prioritized outsized investments in technology to best serve our customers, online gamblers and internal stakeholders. The dividends of these investments are significantly increased operational efficiency fundamental to delivering market-leading organic growth. We have developed four key internal platforms which sit behind and power all of our consumer facing websites. In comparison to some of our peers, all our websites run on internally developed platforms and are nearly all universally integrated into these platforms.

Adge: Our Business Intelligence Software

We launched Adge in 2015 as a business intelligence system which integrates data from our websites and our advertising partners. This platform gives us the ability to compete and optimize our offerings.

Origins: a Publishing Platform for Maximum Speed

We launched Origins in 2015 as a tailor-made high-speed publishing platform that prepares and distributes our content across seven global locations—all from the cloud. The system was developed with an SEO-first mentality, to ensure that all our websites are published according to the best technical SEO standards. In-built version control provides us total control over source code changes and enables nimble switching between version numbers. Quality control systems scan all outgoing content to ensure it passes a number of internal quality control checks. Websites and content ready for release are pre-rendered, compressed and distributed to a global network of origin servers which are then enhanced by a global content delivery network with over 200 points of presence. This stack of systems ensures that end-users requesting one of our services get their request fulfilled at the fastest speeds technologically possible.

Genesis: a Content Management System for Gambling Industry Data

We launched Genesis in 2020 as our content management system, or CMS, to warehouse our growing database of gambling industry related content. Genesis provides a central location for the management of all content types across our websites and applications. Users can log into a cloud-based system to add, update or import content assets. By centralizing all CMS functionality into one universal system, users get one common interface for updating all of our publishing assets. Users can be categorized into groups with varying levels of permissions according to management’s requirements, allowing the system to be opened to external contributors. Our developers can also plug into one common API to consume data in one common format regardless of its ultimate destination. As pain-points are identified, we can deploy specific tools and features to streamline repetitive or time-consuming tasks for our users.

Elements: an Ad Server for Gambling Operators

Elements is our proprietary advertiser management system—our central interface to manage the terms, offers, and details of advertisement placements across our entire network. With tens of thousands of pages of content, advertisers can appear in a great variety of locations which we believe, despite these challenges, should be optimized on every occasion. Elements provides us with a centralized platform to coordinate the appearance, rankings and advertiser details at any location across the network. Tightly integrated with our business intelligence team, we are able to track advertiser performance at scale and quickly identify under and over performance. Sophisticated machine-learning algorithms crunch performance data and make recommendations on which online gambling operator is truly best positioned to meet online gamblers’ needs in each circumstance.

Our Track Record of Awards and Recognitions

Our products have been recognized for their excellence over the years, achieving several of the online gambling affiliate industry’s biggest awards. In 2021, we were named the 2021 EGR Affiliate of the Year and 2021 SBC North America Casino Affiliate of the Year.

Our Sales Process and Customers

Online gambling operators typically discover us by accessing one of our websites. After finding one of our online gambling affiliate websites, the online gambling operator locates our corporate website and submits an advertising proposal through a contact form. In 2021, our reputation as a strong partner for online gambling operators drew over 1,500 inquiries from potential customers.

We have a strong and growing portfolio of major online gambling operators. Our customer base was 206, 206 and 221 in 2019, 2020 and 2021, respectively. We work with regulated online gambling operators, including industry heavyweights—DraftKings, Flutter Entertainment (FanDuel, PaddyPower, Betfair), Entain (BetMGM, Ladbrokes, bwin, partypoker), Kindred Group (Unibet, 32Red), Rush Street Interactive (Sugarhouse, BetRivers), William Hill, 888, Golden Nugget Online Gaming and PointsBet. As is evident from the list above, many of our customers operate multiple player-facing brands. We believe we increased our number of customers as a result of a variety of factors including an increase in the number of markets where we operate, new online gambling operators entering various markets, an increase in demand for player acquisition services and an expanded internal sales team.

We have ranked between four and eight on the EGR Power Affiliates list since its inception in 2018. The list is compiled from votes cast by full-time affiliate managers working with the online gambling operators who rate affiliates based on their commercial, operational, product, compliance and M&A capabilities.

In 2021, 2020, and 2019, our top ten customers accounted for 52%, 55%, and 56% of our total revenue, respectively. In 2021, our two largest customers accounted for 13% and 10% of our revenue. In 2020 and 2019, our largest customer account for 20% and 21% of our revenue, respectively.

While attracting new customers is important, we primarily focus on maintaining and deepening our relationships with our existing customers by increasing the amount of traffic and, in-turn, the number of NDCs we can refer to our existing customer base. Our account management team coordinates the day-to-day relationships with our customers. While improving the commercial aspects of our deals, our team optimizes the content, offers, news and other details of how our customers’ brands are presented to the online gamblers to maximize conversion rates and engagement. In many cases we can negotiate exclusive bonuses and offers for the players referred from our websites. Prior to the COVID-19 pandemic, our account management team regularly met with our key customers in person and plans to resume such face-to-face meetings as soon as it is once again possible. We plan to continue to grow both the number of customers and the level of participation from each customer. As we scale traffic and NDC delivery in our existing markets, we expect to generate additional traffic for our existing customer base in those markets. To the extent that we wish to enter new markets in the future, we may seek to onboard local gambling operators in a target market t optimize the localized products.

We strive to control the maximum amount of relevant high intent traffic possible and thus be online gambling operators’ preferred partner for online gambling player acquisition due to our ability to help them meet their player acquisition goals with our extensive reach.

Increasing Customer Performance

The math that determines the commercial performance of an individual online gambling operator on one of our websites is driven principally by the effectiveness by which the online gambling operator can monetize the traffic that we send them. Online gambling operators who are skilled at converting the traffic from click to registration and then from registration to first deposit while offering commercial terms at the low end of the acceptable range can be significantly more valuable to us than the opposite. Online gambling operators offering abnormally high CPA rates but who are not skilled at converting traffic do not make good partners. Expected conversion rates range from 1% to 15% (1,500% difference) where CPA levels for a given type of traffic may only vary from the smallest to largest offer less than 100%.

Because the effectiveness of our partners is a key commercial concern, we have a dedicated system to manage the placement of operators and operators’ offers on our websites called Elements. As we reached the limit of what was possible with manual adjustments, we have started to leverage machine learning systems to help us ensure we are showing the most appropriate operator in every circumstance. These advanced data science models can process many more input variables and larger data sets than our commercial team could process on its own. The 2021 initiatives have made our models more efficient, allowed us to develop a method to test changes in a low-risk manner without impacting the user experience and enabled us to explore more granular customer segmentation.

Seasonality

See "Item 5A. Operating Results - Factors Affecting Our Results of Operations" for a description of the seasonality of our business.

Competition

The online gambling affiliates market is highly fragmented, intensely competitive and constantly evolving. With the introduction of new technologies and new market entrants, we expect the competitive environment to remain intense going forward. We compete with other performance marketing service providers in the online gambling industry, such as Better Collective and Catena Media, both publicly traded in Europe. Our most comparable publicly traded companies in the U.S. are GAN Limited, Genius Sports Ltd., and Sportradar AG, all of which are B2B service providers to the industry.

We believe we compete favorably on the basis of the quality of our websites, our strategic geographical presence, our diversified and growing customer base, our technological excellence and our proven history of growth. We have delivered significantly more organic growth than our peers over the last four years. Our organic growth strategy focuses on perfecting our internal processes, technology, and products and does not rely on acquisitions.

Social Responsibility

As the online gambling market continues to expand globally, we believe it is important to not lose focus on the social costs of the industry. We are committed to being a leader in responsible gambling and ensuring that a conservative approach is adopted by the industry at large to ensure the sustainability of what should be a harmless recreational activity.

With that vision, we maintain one of the most restrictive adverting policies in the online gambling affiliates industry to avoid problematic channels. We acquire online gamblers responsibly, focusing on locally regulated markets, recommending licensed online gambling operators, and displaying terms and conditions in accordance with best practices, clear messages about responsible gambling on our sites, and never any aggressive messaging encouraging problematic gambling. Our team also regularly monitor regulations and standards prescribed by each market’s respective authorities, such as the U.K. Gambling Commission, the U.K Advertising Standards Authority, CAP Advertising Guidelines—Gambling and the CAP Code for Online Affiliate Marketing.

To help online gamblers recognize problematic behavior early, we established the Responsible Gambling Center on our flagship website Gambling.com, which provides online gamblers access to support organizations in our major markets. The Responsible Gambling Center is divided into three sections:

Responsible Gambling Fundamentals. Educates online gamblers about the basic risks of problem gambling, gambling addiction and how to gamble responsibly.

Staying in Control. Helps online gamblers recognize the signs of problem gambling and gives guidance on staying in control. Explains key concepts like self-exclusion, betting logs and deposit limits.

Protection and Support. Provides detailed access information for problem gambling support groups as well as links to tools to protect children from gambling content.

We strive to contribute positively—not only to our industry at-large through responsible gambling initiatives but also in our communities through corporate social responsibility initiatives. Each year, employees in Ireland and the U.S. choose a local nonprofit organization to support through fundraising and volunteering.

Regulations

As a company providing services to online gambling operators and conducting business on the Internet, we are subject to a variety of laws in the U.S. and abroad that involve matters central to our business, including laws regarding online gambling and data protection and privacy, among others.

Online Gambling Regulations

Outside of the U.S., online gambling affiliates are not required to apply for licenses or approvals with the only known exception being Romania. Since we operate a pure B2B business model and have no direct business relationship with online gamblers, we are not required to be licensed or approved as a gambling operator in Europe or elsewhere.

In the U.S., any company providing services to regulated gambling entities is typically required to either register or apply for a license or an approval with the gambling regulator in each state where they are active. In the case of gambling affiliates, a tiered system is typically available with a relatively simple registration required for online gambling affiliates only looking to do CPA deals and a much more onerous license application required for online gambling affiliates seeking to do deals with a revenue share component. As of December 31, 2021, we have obtained licenses or approvals to operate from New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Indiana, Virginia, Arizona, and Michigan. In January 2022, we were approved to operate in Louisiana and New York.

Data Protection and Privacy

Because, on a limited basis, we handle, collect, store, receive, transmit and otherwise process certain personal information of individuals, including our users, customers and employees, we are also subject to federal, state and foreign laws related to the privacy and protection of such data, as further set forth in the section of this annual report entitled “We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity”. Regulations such as the CCPA, which is a relatively new, untested law could affect our business, and its potential impact is unknown.

With our operations in the E.E.A and the U.K., we may also face particular privacy, data security, and data protection risks in connection with requirements of the GDPR, U.K. GDPR and other data protection regulations. Any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data. In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including the GDPR, and the risk of litigation and regulatory enforcement actions.

Any significant change to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding the use of personal data, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business.

Compliance

We have developed and implemented various internal compliance policies to help ensure that we comply with legal and regulatory requirements imposed on us. Our compliance and risk program focuses primarily on vetting the online gambling operators we work with to ensure that we do not work with an operator which is unsuitable. We also provide education and tools to assist users in making educated choices related to gambling activities.

Additionally, we employ various methods and tools across our operations such as geolocation blocking, which restricts access based upon the user’s geographical location and age verification to ensure our users are old enough interact with certain content. We have a zero-tolerance approach to money laundering and terrorist financing.

While we are firmly committed to full compliance with all applicable laws and have developed appropriate policies and procedures in order to comply with the requirements of the evolving regulatory regimes, we cannot assure that our compliance program will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of our licenses.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Recent Developments

Acquisition of Rotowire

On January 1, 2022, we acquired Roto Sports, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advise. The acquisition of Roto Sports was made pursuant to a Stock Purchase Agreement (the “Roto Sports Purchase Agreement”), dated December 13, 2021 between the Company, on the one hand, and Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, and Christopher Liss and trusts of certain of the Roto Sports owners (each, a “Roto Sports Seller” and, collectively, the “Roto Sports Sellers”), on the other hand. The Roto Sports Sellers were the sole shareholders of Roto Sports.

Under the terms of the Roto Sports Purchase Agreement, we acquired from the Roto Sports Sellers all of the issued and outstanding shares of capital stock of Roto Sports (the "Roto Sports Transaction") for an aggregate purchase price of $27.5 million (subject to adjustments for (i) the working capital, cash, and indebtedness of Roto Sports at closing), and (ii) any transaction expenses of Roto Sports or the Sellers (to the extent unpaid at closing)), payable in three tranches of cash and, at the Company's election, unregistered ordinary shares of the Company ("Common Shares"). At the closing, we paid to the Roto Sports Sellers an aggregate of $13.5 million in cash (net of holdbacks and sellers expenses paid) and issued an aggregate of 451,264 Common Shares. Of the remaining portion of the purchase price, $2.5 million will be paid on the first anniversary, and $5.3 million will be paid on second anniversary of the closing, subject to a Seller not being a "bad actor" (as such term is defined in the Roto Sports Purchase Agreement) at the point in time when such a payment is due. We have the option to pay 50% of the consideration due on the first and second anniversaries of the closing in Common Shares.

Acquisition of BonusFinder.com

On January 31, 2022, we acquired NDC Holding Limited (“NDC Holding”), a private company limited by shares incorporated under the laws of the British Virgin Islands, the holding company of NDC Media Limited, the publisher of BonusFinder.com, a performance marketing business focused on the online gambling industry in North America.

Under the terms of the share purchase agreement (the "BonusFinder Purchase Agreement"), we paid NDC Holding shareholders an aggregate purchase price of EUR 12.5 million ($13.92 million), of which EUR 10 million ($11.14 million) was paid in cash (subject to adjustments for cash, working capital, and indebtedness, among other factors), with cash on hand and EUR 2.5 million ($2.86 million) in newly issued, unregistered ordinary shares. NDC Media shareholders may benefit from an additional payment of up to a maximum of EUR 19.0 million ($21.85 million) to be paid in 2023 based on their financial performance during 2022, and a further potential payment of up to EUR 28.5 ($32.8) million to be paid in 2024 based on their financial performance during 2023, subject to such shareholder not being a "bad actor" (as such term is defined in the BonusFinder Purchase Agreement) at the point in time when such a payment is due. We have the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares. A conversion rate of 1.1138 EUR to USD (the Central Bank reference rate on January 28, 2022) was used.

C.
ORGANIZATIONAL STRUCTURE

Gambling.com Group Limited is the publicly traded holding company for its three wholly-owned subsidiaries (collectively, the “Group”).

Our significant subsidiaries are listed below.

Name	Country of Incorporation and Place of Business	Proportion of Ownership Interest
GDC Media Limited	Ireland	100%
GDC America Inc.	Florida, U.S.A.	100%
GDC Malta Limited	Malta	100%
RotoSports, Inc.	Delaware, U.S.A.	100%

Gambling.com Group Limited is the publicly traded holding company for the Group. It was originally incorporated in the British Virgin Islands as TGG International Holdings Limited on July 26, 2006. It was renamed as KAX Media Limited on October 3, 2012 and subsequently continued as a private limited liability company in Malta on October 7, 2016. It was renamed as Gambling.com Group Limited on May 18, 2017. On January 7, 2018, it converted into a public limited liability company with a name change to Gambling.com Group Plc. It redomiciled from Malta to the Channel Island of Jersey in accordance with the Jersey Companies Law on May 27, 2021 and was renamed Gambling.com Group Limited.

GDC Malta Limited (formerly known as GDC Trading Limited) is a private limited company incorporated in the British Virgin Islands on June 2, 2011 and was subsequently continued in Malta on October 17, 2016. GDC Malta Limited provides intra-group services to the Group.

GDC Media Limited (formerly known as KAX Media Limited (Ireland)) is a private limited company incorporated on May 20, 2015 in Ireland. It operates the Group’s business outside of the U.S. and is the owner of all the Group’s intellectual property, domains and websites.

GDC America Inc. (formerly known as KAX Media America Inc.) is a corporation incorporated in the State of Florida on July 14, 2011. It operates the Group’s business in the U.S. under a license from GDC Media Limited.

Changes after the reporting date

Roto Sports, Inc is a corporation incorporated in the State of California on March 22, 2001. It was acquired in January 2022 and operates under GDC America Inc. as part of the Group's U.S. business. The company was reincorporated in Delaware in January 2022.

NDC Media Limited is a corporation incorporated Malta on December 3, 2015. It was acquired in January 2022 and operates as a subsidiary of GDC Malta Limited.

D.
PROPERTY, PLANT AND EQUIPMENT

Our principal operational offices are located in Dublin, Ireland, under a lease expiring in January 2028. We also lease regional offices and space in Tampa, Florida, Charlotte, North Carolina and Gzira, Malta.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
OPERATING RESULTS

Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry based on December 31, 2021, 2020, and 2019 revenue, respectively. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, RotoWire.com (which was acquired in January 2022), and BonusFinder.com. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

We primarily generate revenue by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.

Under the revenue share model, we are entitled to a certain percentage of the NGR generated by a referred player with no flat fee component. NGR is calculated as GGR less general and direct costs such as transaction fees, bonus offers, loyalty rewards, charge backs and, sometimes, administrative fees. Revenue share commissions are typically calculated on the basis of a pool of referred players across a given online gambling affiliate account. While most of our arrangements are valid for the entire customer lifetime of the referred players, in practice referred players typically play for a limited time only.

Under the CPA model, we are compensated with a flat fee commission per NDC according to terms which may include a minimum deposit. The CPA model captures a sizable portion of the value of the online gambler at the start and therefore has much better cash flow dynamics compared to revenue share which can take months or years to catch up to and exceed the CPA value that could have been achieved for an individual referred player (if it exceeds it at all).

The hybrid model combines both revenue share and CPA. Under this model, online gambling operators pay a lower up-front payment and a lower revenue share percentage.

For the years ended 2021, 2020 and 2019 respectively 8%, 12% and 20% of our revenue was generated under the revenue share model, 44%, 32% and 18% of our revenue was generated under the CPA model and 37%, 53% and 57% of our revenue was generated under the hybrid model.

We have also received and continue to receive revenue from other commercial structures, such as fixed fees, initiation fees minimum guarantees for revenue share and bonuses for achieving certain NDC targets in a period.

For the years ended December 31, 2021, 2020, and 2019, 11%, 3%, and 5% of our revenue was generated from other commercial structures, respectively.

As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to negotiate and select our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of SEO strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded destinations through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the truly high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings without extra effort.

The main drivers for the online gambling affiliate market in which we operate are the underlying online gambling market, pace and detail of regulation, the amount of advertising conducted by the online gambling operators and the share of such advertising going to online gambling affiliates such as us. Underlying market growth stems from both an increase in the number of jurisdictions regulating online gambling for the first time as well as growth from already regulated jurisdictions where online gambling is becoming an increasingly accepted, mainstream leisure activity.

Newly regulated markets, such as the U.S. and Canada, we believe, present significant opportunities for future growth. Changes to existing regulations could present both risks and opportunities depending on the nature of the change. An increase in underlying gaming tax, for example, would negatively affect the revenue potential from such market whereas an expansion in the number of online gambling licensees would typically positively affect the revenue potential.

Factors Affecting Our Results of Operations

Revenue from sports products tend to fluctuate significantly with the sporting events schedule. Revenue from casino products is typically subject to seasonality to a lesser extent. In Europe, the first and fourth quarters are typically stronger while the second and third quarters are subject to negative seasonality for both sports and casino products. In North America, the first and third quarters are typically stronger for sports products with the second quarter being subject to significant negative seasonality, and the first and fourth quarters are typically stronger for casino products with the second and third quarters subject to negative seasonality. In the fourth quarter of 2020 and first quarter of 2021, we saw larger than typical positive seasonality for casino products coinciding with the implementation of restrictive COVID-19 measures. We have seen such positive effects being reversed in connection with the restrictive COVID-19 measures being lifted during 2021.

For the years ended December 31, 2021, 2020 and 2019, 15%, 11% and 24% of our revenue was generated from sports products including online betting and daily fantasy sports and 84%, 86% and 73% was generated from casino products including iGaming and social casino, respectively.

Impact of COVID-19

The COVID-19 global pandemic has presented health and economic challenges on an unprecedented scale. The online gambling industry has been affected by COVID-19 both directly in terms of disruptions to revenue generating activities and indirectly as a result of effects to the general economy and financial markets.

The direct impact of COVID-19 on our business beyond disruptions to normal business operations in several offices primarily results from the suspension and cancellation of sports seasons and sporting events. As a result of most major sports events having been postponed or cancelled for parts of 2020, our revenue from sports betting was directly and significantly affected. However, revenue from sports recovered in 2021. Revenue from casino and other non-sports products showed strong growth in 2020 and 2021 and was positively affected by restrictive COVID-19 measures in the fourth quarter of 2020 and first quarter of 2021.

Based on currently available information, we do not expect a significant negative long-term impact on our business. We believe our and our customer’s online business models benefit from an accelerated structural change from offline to online. The demands for our services were not impacted significantly by changes in buying behavior and disposable income of online gamblers. Management assessed the impact of the COVID-19 pandemic and based on actual results in the fiscal years 2020 and 2021 and concluded there was no overall negative impact on our financial performance.

As a leading provider of digital marketing services for the global online gambling industry, we have seen significant growth in revenues, as we believe COVID-19 has accelerated the structural shift from offline to online entertainment. Our total revenue increased to $42.3 million for the year ended December 31, 2021 from $28.0 million for the year ended December 31, 2020, representing a year over year increase of 51%. Our revenue from casino products increased to $35.6 million for the year ended December 31, 2021 from $24.1 million for the year ended December 31, 2020, representing an increase year over year of 48%. Our revenue from sports products increased to $6.2 million for the year ended December 31, 2021 from $3.2 million for the year ended December 31, 2020, representing an increase of 92%. Our net income decreased to $12.5 million for the year ended December 31, 2021 from $15.2 million for the year ended December 31, 2020. Our Adjusted EBITDA increased to $18.4 million for the year ended December 31, 2021 from $14.6 million for the year ended December 31, 2020, representing a year over year increase of 26%.

Our total revenue increased to $28.0 million for the year ended December 31, 2020 from $19.3 million for the year ended December 31, 2019 representing a year over year increase of 45%. Our revenue from casino products increased to $24.1 million for the year ended December 31, 2020 from $14.0 million for the year ended December 31, 2019, representing an increase year over year of 72%. Our revenue from sports products decreased to $3.2 million for the year ended December 31, 2020 from $4.7 million for the year ended December 31, 2019, representing a decrease of 31%. Our net income increased to net income of $15.2 million for the year ended December 31, 2020 from a net loss of $1.9 million for the year ended December 31, 2019. Our Adjusted EBITDA increased to $14.6 million for the year ended December 31, 2020 from $3.8 million for the year ended December 31, 2019, representing a year over year increase of 290%.

While the lasting impact of COVID-19 on the online gambling market is uncertain, we believe that the changes in player behaviors may have a permanent positive effect on the online gambling market and our business.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Consolidated Statements of Comprehensive Income for the period specified:

	YEAR ENDED DECEMBER 31,			CHANGE 2021 vs 2020		CHANGE 2020 vs 2019
	2021	2020	2019	$	%	$	%
	(in thousands, USD, unaudited)
Net income (loss) for the year	$12,453	$15,151	(1,901)	$(2,698)	(18)%	$17,052	n/m
Add Back:
Net finance (income) costs(1)	(772)	379	2,429	(1,151)	(304)%	(2,050)	(84)%
Income tax (benefit) charge	(289)	(4,399)	872	4,110	(93)%	(5,271)	n/m
Depreciation expense	176	123	110	53	43%	13	12%
Amortization expense	2,225	2,104	2,116	121	6%	(12)	(1)%
EBITDA	13,793	13,358	3,626	435	3%	9,732	268%
Share-based payments	1,995	371	—	1,624	438%	371	100%
Accounting and legal fees related to the offering (2)	963	724	—	239	33%	724	100%
Employees’ bonuses related to offering (2)	1,085	—	—	1,085	n/m	—	n/m
Acquisition related costs (3)	520	—	—	520	n/m	—	n/m
Costs related to lease termination	—	155	121	(155)	n/m	34	28%
Adjusted EBITDA	18,356	14,608	3,747	3,748	26%	10,861	290%
(1)
Net finance costs is comprised of gains (losses) on financial liability at fair value through profit or loss, finance income, and finance expense.

(2)
The accounting and legal fees and employee bonus costs related to the offering are not expected to be incurred in the future as these costs were directly related to the initial public offering.
(3)
The acquisition costs are related to the future business combinations of the Group; the transactions were completed in 2022.

n/m = not meaningful

Below is the Adjusted EBITDA Margin calculation for the period specified:

	YEAR ENDED DECEMBER 31,		CHANGE		YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%	2020	2019	$	%
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)				(in thousands USD, except Adjusted EBITDA Margin, unaudited)
Revenue	$42,323	$27,980	$14,343	51%	$27,980	$19,266	$8,714	45%
Adjusted EBITDA	$18,356	$14,608	$3,748	26%	$14,608	$3,747	$10,861	290%
Adjusted EBITDA Margin	43%	52%	n/m	n/m	52%	19%	n/m	n/m

n/m = not meaningful

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	YEAR ENDED DECEMBER 31,		CHANGE		YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	$	%	2020	2019	$	%
	(in thousands, USD, unaudited)				(in thousands, USD, unaudited)
Cash flows generated by operating activities	$13,997	$10,894	$3,103	28%	$10,894	$4,004	$6,890	172%
Capital Expenditures	(5,574)	(90)	(5,484)	n/m	(90)	(1,721)	1,631	(95)%
Free Cash Flow	$8,423	$10,804	(2,381)	(22)%	$10,804	$2,283	$8,521	373%

n/m = not meaningful

Constant Currency

Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated financial statements from EUR to USD by translating financial data for the year ended December 31, 2020 using the same foreign currency exchange rates that we used to translate financial data for the year ended December 31, 2021.

Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations – Year ended December 31, 2021 with year ended

December 31, 2020” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 2—Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the Consolidated Financial Statements included elsewhere in this annual report.

For the years ended December 31, 2020 and 2019, we did not include the impact of constant currency within this annual report as foreign exchange did not have a significant impact on our reported USD amounts for these years. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

Key Performance Indicator

The Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define an NDC as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to commission for us. Management uses “NDCs” as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within this annual report for further risks associated with our business which could affect this KPI.

	YEAR ENDED DECEMBER 31,		CHANGE		YEAR ENDED DECEMBER 31,		CHANGE
	2021	2020	thousands	%	2020	2019	thousands	%
	(in thousands, unaudited)				(in thousands, unaudited)
New Depositing Customers	117	104	13	13%	104	79	25	32%

The increase in NDCs for the year ended December 31, 2021 compared to December 31, 2020 demonstrates the growth in the business, related to the increase in casino products and recovery in sports products (previously decreased due to fewer sporting events during of COVID-19). The increase in NDCs for the year ended December 31, 2020 compared to December 31, 2019 demonstrates the growth in the business, specifically related to the increase in casino products which was offset by the decline in sports products due to decreased sporting events as a result of COVID-19. As such, we believe this is a meaningful metric in evaluating our operating performance.

Results of Operations

Year ended December 31, 2021 with year ended December 31, 2020 and the year ended December 31, 2019

The following discussion summarizes our results of operations for our one reportable segment for the years ended December 31, 2021, 2020 and 2019. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	YEAR ENDED DECEMBER 31, (in thousands, USD)			2021 to 2020 CHANGE		2020 to 2019 CHANGE
	2021	2020	2019	$	%	$	%
Revenue	$42,323	$27,980	$19,266	$14,343	51%	$8,714	45%
Sales and Marketing expenses	(14,067)	(8,103)	(10,862)	(5,964)	74%	2,759	(25)%
Technology expenses	(3,947)	(2,503)	(2,498)	(1,444)	58%	(5)	0%
General & Administrative expenses	(13,014)	(5,956)	(4,213)	(7,058)	119%	(1,743)	41%
Movements in credit loss allowance and write offs	97	(287)	(293)	384	(134)%	6	(2)%
Operating profit	11,392	11,131	1,400	261	2%	9,731	n/m
Gains (losses) on financial liability at fair value through profit or loss	—	1,417	(94)	(1,417)	(100)%	1,511	n/m
Finance income	2,581	303	140	2,278	752%	163	116%
Finance expense	(1,809)	(2,099)	(2,475)	290	(14)%	376	(15)%
Income (loss) before tax	12,164	10,752	(1,029)	1,412	13%	11,781	n/m
Income tax benefit (charge)	289	4,399	(872)	(4,110)	(93)%	5,271	n/m
Net income (loss) for the year attributable to equity holders	12,453	15,151	(1,901)	(2,698)	(18)%	17,052	n/m
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(4,812)	2,480	50	(7,292)	(294)%	2,430	n/m
Total comprehensive income (loss) for the year attributable to the equity holders	7,641	17,631	(1,851)	(9,990)	(57)%	19,482	n/m

n/m = not meaningful

Revenue

We generate most of our revenue by referring online gamblers to online gambling operators with agreements based on one of three models: revenue share, cost per acquisition (CPA), or a combination of both, which is referred to as hybrid. We consider each referred player to be a separate performance obligation. It is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known. CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Other revenues are derived from advertising, onboarding fees, and bonuses for achieving certain NDC targets paid by online gambling operators. These revenues are recognized as earned or straight-line over the applicable service period.

Fees generated by each customer during a particular month are paid to us typically within 30-45 days after month end.

The following tables set forth the breakdown of our revenue in U.S. dollar amounts and as percentages of total revenues for the periods indicated:

Our revenue disaggregated by market is as follows:

	YEAR ENDED DECEMBER 31, (in thousands, USD)			AS A PERCENTAGE OF REVENUE
	2021	2020	2019	2021	2020	2019
U.K. and Ireland	$21,391	$16,189	$13,412	50%	58%	70%
Other Europe	10,800	5,252	2,879	26%	19%	15%
North America	7,484	3,959	1,916	18%	14%	10%
Rest of the world	2,648	2,580	1,059	6%	9%	5%
Total revenues	$42,323	$27,980	$19,266	100%	100%	100%

Other Europe includes revenue from Germany, Italy, Sweden and other European markets. North America includes revenue from the U.S. and Canada. Rest of the world includes revenue from Oceania and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers. During the year ended December 31, 2021 compared to the year ended December 31, 2020, and the year ended December 31, 2020 compared to the year ended December 31, 2019 revenue increased across each of our disaggregated markets driven by organic growth. We believe, the growth stems from a combination of increased demand, market growth, increased addressable market, increased market share, and improved technology and operational efficiencies.

Our revenue disaggregated by monetization is as follows:

	YEAR ENDED DECEMBER 31, (in thousands, USD)			AS A PERCENTAGE OF REVENUE
	2021	2020	2019	2021	2020	2019
Hybrid commission	$15,616	$14,738	$11,060	37%	53%	57%
Revenue share commission	3,596	3,308	3,856	8%	12%	20%
CPA commission	18,591	9,047	3,447	44%	32%	18%
Other revenue	4,520	887	903	11%	3%	5%
Total revenues	$42,323	$27,980	$19,266	100%	100%	100%

Revenue share commission includes revenue from arrangements where we are remunerated exclusively by a share of the customer’s NGR from the referred players. CPA commission includes revenue from arrangements where we are remunerated exclusively by a single cash payment for each referred player. Hybrid commission includes revenue from arrangements where we are remunerated by both a CPA commission and a revenue share commission from the referred players. Other revenue includes revenue from arrangements not based on the referred players including advertising, onboarding fees, and bonuses for achieving certain NDC targets.

The revenue increase for the year ended December 31, 2021 compared to the year ended December 31, 2020 is driven primarily by increased CPA commission revenue of $9.5 million or 105% and Other revenue of $3.6 million or 410% on account of increased tenancy and flat fees.

The increase in revenue for the year ended December 31, 2020 compared to the year ended December 31, 2019 is driven primarily by additional Hybrid commission and CPA commission revenue of $3.7 million, or 33%, and $5.6 million, or 162%, respectively. These increases were offset by a decline in Revenue share commission of $0.5 million, or 14%. Other revenue experienced flat growth year over year.
The change in revenue by monetization is driven primarily by relative changes in the product and market mix with sports products typically being monetized to a greater degree with Revenue Share or Hybrid commission relative to casino products and the North American market, including sports, typically being monetized to a greater degree with CPA commission relative to other markets.

Our revenue disaggregated by product type from which it is derived is as follows:

	YEAR ENDED DECEMBER 31, (in thousands, USD)			AS A PERCENTAGE OF REVENUE
	2021	2020	2019	2021	2020	2019
Casino	$35,632	$24,135	$14,020	84%	86%	73%
Sports	6,188	3,210	4,686	15%	12%	24%
Other	503	635	560	1%	2%	3%
Total revenues	$42,323	$27,980	$19,266	100%	100%	100%

Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports including online poker and online bingo.

The revenue increase for the year ended December 31, 2021 compared to the year ended December 31, 2020 is driven primarily by revenue from Casino products, which increased $11.5 million, or 48%. The increase in revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019 is driven primarily by revenue from Casino products, which increased $10.1 million, or 72%. This revenue increase, we believe, is driven partly by a structural shift from offline to online casino products, accelerated by the closure of traditional brick-and-mortar gambling facilities during the COVID-19 pandemic, positively impacting the overall market growth.

In Sports revenue, we saw an increase of $3.0 million, or 93%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 which was directly impacted by the resumption of the sports season and in-person sporting events resulting from a decrease in COVID-19 restrictions. In Sports revenue, we saw a decrease of $1.5 million, or 31%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 which was directly impacted by COVID-19 as a result of the suspension and cancellation of sports seasons and sporting events.

Other revenue remained relatively flat compared period-to-period.

The majority of our revenues were denominated in EUR and GBP. On a constant currency basis, revenue increased $13.4 million, or 46%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. Fluctuations in the EUR to USD and GBP to USD exchange rates did not have a significant impact on our reported USD revenue amounts for the years ended December 31, 2020 and 2019. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information

Operating Expenses

The following tables set forth the breakdown of our expenses in U.S. dollar amounts and as percentages of total revenues for the period indicated:

Sales and Marketing Expenses

	YEAR ENDED DECEMBER 31, (in thousands, USD)			AS A PERCENTAGE OF REVENUE
	2021	2020	2019	2021	2020	2019
Wages, salaries, benefits and social security costs	$8,362	$4,515	$4,303	20%	16%	22%
External marketing expenses	2,070	1,208	3,526	5%	4%	18%
Amortization of intangible assets	1,817	1,817	1,873	4%	7%	10%
Share-based payments	524	63	—	1%	0%	—
Other	1,294	500	1,160	3%	2%	6%
Total Sales and Marketing Expenses	$14,067	$8,103	$10,862	33%	29%	56%

Wages, salaries, benefits and social security costs include commercial, marketing and content functions. External marketing expenses include search and other marketing activities. Amortization of intangible assets relates to amortization of domains, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Other expenses include external service providers and software licenses.

Sales and marketing expenses increased $6.0 million, or 74%, in the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase is primarily the result of Wages, salaries, benefits and social security costs of $3.9 million or 85% as a result of new hires during the year and year-over-year salary increase. External marketing costs increased $0.9 million or 71% as a result of increased marketing campaigns and sponsorship costs as well as higher outreach marketing. Other sales and marketing expenses increased $0.8 million or 159% as a result of higher content costs.

Sales and marketing expenses decreased by $2.8 million, or 25%, in 2020 compared to 2019. The decrease is primarily the result of decreased external marketing expenses of $2.3 million, or 66%, as a result of significantly reduced pay-per-click advertising. Other sales and marketing expenses also decreased by $0.7 million, or 57%, as a result of moving some marketing and content functions that had previously been outsourced in-house. Wages, salaries, benefits and social security costs increased $0.2 million, or 5%, as a result of year-over-year salary increases in addition to the impact of foreign exchange.

The majority of our sales and marketing expenses were denominated in EUR. On a constant currency basis, sales and marketing expenses increased $5.7 million, or 68%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. Fluctuations in the EUR to USD exchange rate did not have a significant impact on our reported USD sales and marketing expense amounts for the years ended December 31, 2020 and 2019.

Technology Expenses

	YEAR ENDED DECEMBER 31, (in thousands, USD)			AS A PERCENTAGE OF REVENUE
	2021	2020	2019	2021	2020	2019
Wages, salaries, benefits and social security costs	$3,296	$2,183	$2,225	8%	8%	12%
Depreciation of property and equipment	46	13	5	0%	0%	0%
Amortization of intangible assets	129	15	—	0%	0%	—
Share-based payments	—	91	—	—	0%	—
Other	476	201	268	1%	1%	1%
Total Technology Expenses	$3,947	$2,503	$2,498	9%	9%	13%

Wages, salaries, benefits and social security costs include software, web, and business intelligence technology functions. Depreciation expense pertains to computer and office equipment. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Other expenses include hosting, software licenses, and external service providers.

Technology expenses increased $1.4 million, or 58%, in the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase is primarily the result of wages, salaries, benefits and social security costs of $1.1 million or 51% as a result of new hires during the year and year-over-year salary increase.

Technology expenses remained stable for the year ended December 31, 2020 compared to December 31, 2019 as we continue to invest to further expand on our technology capabilities.

The majority of our technology expenses were denominated in EUR. On a constant currency basis, technology expenses increased $1.4 million, or 52%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. Fluctuations in the EUR to USD exchange rate did not have a significant impact on our reported USD technology expense amounts for the years ended December 31, 2020 and 2019.

General and Administrative Expenses

	YEAR ENDED DECEMBER 31, (in thousands, USD)			AS A PERCENTAGE OF REVENUE
	2021	2020	2019	2021	2020	2019
Wages, salaries, benefits and social security costs	$4,044	$3,114	$1,757	10%	11%	9%
Share-based payments	1,471	217	—	3%	1%	—
Depreciation of property and equipment	130	110	105	0%	0%	1%
Amortization of right-of-use assets	279	272	243	1%	1%	1%
Short term leases	382	203	630	1%	1%	3%
Legal and consultancy fees	2,590	928	460	6%	3%	2%
Accounting and legal fees related to the offering	963	724	—	2%	2%	—
Costs related to lease termination	—	155	121	—	1%	1%
Employees’ bonuses related to offering	1,085	—	—	3%	0%	—
Acquisition related costs	520	—	—	1%	0%	—
Other	1,550	233	897	4%	1%	5%
Total General and Administrative Expense	$13,014	$5,956	$4,213	31%	21%	22%

Wages, salaries, benefits and social security costs include directors and executive management, finance, and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants are eligible to purchase share warrants or receive share options. Depreciation expense pertains to computer and office equipment. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Other expenses include office expenses and travel and entertainment expenses.

General and administrative expenses increased $7.1 million, or 119%, in the year ended December 31, 2021 as compared to the year ended December 31, 2020. Wages, salaries, benefits and social security costs increased $0.9 million, or 30%, as a result of year-over-year salary and bonus increases and expansion of the senior management team. Share-based payments increased by $1.3 million due to the stock options granted during 2021. Legal and consultancy fees increased by $1.7 million, or 179%, as a result of increased auditing, accounting, and tax expenses. We incurred expenses of $1.0 million in 2021 consisting of accounting and legal fees related to the offering, $1.1 million related to employee bonus related to the offering and $0.5 million of other transactional costs. Other expenses increased by $1.3 million primarily as a result increased cost of liability insurance post IPO, travel and office expenses.

General and Administrative expenses increased by $1.7 million, or 41%, in 2020 compared to 2019. Wages, salaries, benefits and social security costs increased $1.4 million, or 77%, as a result of year-over-year salary and bonus increases and expansion of the senior management team. Legal and consultancy fees increased by $0.5 million, or 102%, as a result of increased auditing, accounting, and tax expenses. We incurred expenses of $0.7 million in 2020 consisting of accounting and legal fees related to the offering. These were offset by a decrease in short term lease expense of $0.4 million, or 68%, due to reduced office space in Dublin and discounts in rent expense for the Charlotte office. Other expenses decreased by $0.7 million, or 74%, primarily as a result of lower travel and entertainment expenses which were directly impacted by COVID-19 measures.

The majority of our general and administrative expenses were denominated in EUR. On a constant currency basis, general and administrative expenses increased $6.8 million, or 111%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. Fluctuations in the EUR to USD exchange rate did not have a significant impact on our reported USD general and administrative expense amounts for the years ended December 31, 2020 and 2019.

Financial Items

For the year ended December 31, 2021, finance expense in the aggregate of $1.8 million is comprised of interest expense of $0.5 million on our Term Loan, interest expense on lease liabilities of $0.2 million on our long-term lease liabilities, $1 million of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $0.1 million of other finance expenses.

For the year ended December 31, 2020, finance expense in the aggregate of $2.1 million is comprised mainly of interest expense of $1.5 million on our 2021 Bonds and term loan, interest expense on lease liabilities of $0.2 million on our lease liabilities, $0.2 million of costs to repurchase warrants, and $0.2 million of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

For the year ended December 31, 2019, finance expense in the aggregate of $2.5 million is comprised mainly of interest expense of $2.0 million on our senior secured bonds fully redeemed in December 2020, or the 2021 Bonds, and our convertible promissory notes, or the 2019 Convertible Notes, fully redeemed on maturity as per June 30, 2019, interest expense on lease liabilities of $0.2 million on our long-term lease liabilities (as a result of IFRS 16 application), $0.1 million of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $0.1 million of other finance expenses related to the senior secured bond.

Gains (losses) attributable to financial liabilities at fair value through profit and loss comprised of movement in the fair value of the 2021 Bonds, of $1.4 million and ($0.1 million) as determined by market quotes for the years ended December 31, 2019 and at redemption in 2020, respectively.

We experienced an increase of $2.2 million in finance income to $2.5 million for the year ended December 31, 2021 from $0.3 million in the year ended December 31, 2020. We experienced an increase of $0.2 million, or 116%, in finance income to $0.3 million in the year ended December 31, 2020 from $0.1 million for the year ended December 31, 2019. Finance income is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

We experienced a decrease of $0.3 million, or 14%, in finance expense to $1.8 million for the year ended December 31, 2021 from $2.1 million for the year ended December 31, 2020. The primary drivers of this decrease were lower interest expenses due to early redemption of the 2021 Bonds which resulted in a decrease in interest on borrowings by $ 1.0 million, which was offset by increases of $ 0.9 million related to translation of monetary assets and liabilities.

We experienced a decrease of $0.4 million, or 15%, in finance expense to $2.1 million for the year ended December 31, 2020 from $2.5 million for the year ended December 31, 2019. The primary drivers of this decrease were the redemption of the 2021 Bonds, which resulted in a decrease in interest on borrowings of $0.5 million, and a $0.1 million decrease in other finance expense, which were offset by an increase of $0.2 million related to warrant issuance costs.

Taxation

We are subject to income taxes in Malta, Ireland and the U.S. Tax charges (credits) amounted to ($0.3 million), ($4.4 million) and $0.9 million of which ($1.8 million), ($5.38 million) and $0.5 million related to movements in deferred taxes for the years ended December 31, 2021, 2020 and 2019, respectively. Deferred taxes relate to the difference between the accounting and tax base of transferred intangible assets and carried forward tax losses. As of December 31, 2021, 2020 and 2019, we had cumulative carried forward tax losses of $31.5 million, $25.5 million and $26.0 million, respectively. As of December 31, 2021 and 2020, we had unutilized capital allowances of $93.4 million and $79.3 million, respectively, related to the transferred intangible assets.

B.
LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our initial public offering, operations, equity investments by third parties and borrowings. As of December 31, 2021 and 2020, our cash deposited in banks was $51.0 million and $8.2 million, respectively, primarily in accounts with banks in the U.S., Ireland, and Sweden, which have credit ratings (long term, as assessed by Moody’s) of A2, A2 and Aa2, respectively. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and continued development of our platform.

On October 22, 2018, we issued the 2021 Bonds. Of the total principal amount, $17.7 million was sold to investors at par, and the remaining $0.6 million was purchased by us and initially held in treasury and was sold to investors in May 2019. The 2021 Bonds had a fixed interest rate of 10.5% paid semi-annually on April 22 and October 22. The 2021 Bonds were listed on Nasdaq Stockholm on December 4, 2018. The 2021 Bonds were secured by our shares in material subsidiaries and intergroup loans. The 2021 Bonds included a voluntary early redemption embedded call option that allowed us to redeem the 2021 Bonds starting April 22, 2020. The redemption price included a premium, which varied from 1.05% up to 5.25% depending on the period when the embedded call option was exercised by us.

Through March 2020, we repurchased on the open market 2021 Bonds with a nominal amount (including accrued interest) of EUR 4.4 million ($5.0 million for the year ended December 31, 2020), in exchange for a cash payment of EUR 3.1 million ($3.6 million for the year ended December 31, 2020). The repurchased 2021 Bonds were initially held in treasury and subsequently cancelled.

During the second quarter of 2020, we received a $0.2 million loan from an unsecured bank loan in the U.S. in connection with the COVID-19 paycheck protection program, or the PPP loan, as part of the CARES Act. The loan is repayable in monthly instalments from April 2021 to May 2022, bears interest at 1% per annum and could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believes that it will meet the terms for forgiveness, the loan is accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) during the year ended December 31, 2020. The loan was forgiven in May 2021.

On December 7, 2020, in lieu of the exercise of warrants issued in 2019, we closed a share subscription agreement with Charles Gillespie, Kevin McCrystle, Mark Blandford, Edison Partners, and other parties thereto for a growth equity investment of $3.0 million in new equity.

In December 2020, we and an investor entered into a $6.0 million two-year term loan carrying interest at 8%, or the term loan. The term loan is secured by shares in our subsidiaries.

On December 29, 2020, we fully redeemed the remaining 2021 Bonds at 103.15% plus accrued interest which totaled $14.1 million.

In July 2021, we issued and sold 5,250,000 ordinary shares in our initial public offering on the Nasdaq Global Market under the ticker symbol “GAMB” in exchange for total gross cash proceeds of $42.0 million.

We estimate based on cash on hand, cash generated from operations and proceeds from additional financings, that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our consolidated financial statements.

Working Capital

Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital increased to $46.7 million as of December 31, 2021 compared to $10.1 million as of December 31, 2020. As of December 31, 2021, our working capital equaled $46.7 million comprising of cash and cash equivalents of $51.0 million and trade and other receivables of $5.5 million less trade and other payables of $3.3 million, borrowings and accrued interest of $5.9 million, lease liability of $0.4 million and income tax payable of $0.2 million. As of December 31, 2020, our working capital equaled $10.1 million comprising mainly of cash and cash equivalents of $8.2 million and trade and other receivables of $5.5 million less trade and other payables of $2.4 million, lease liability of $0.4 million and income tax payable of $0.8 million. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for the next twelve months.

Cash Flow Analysis

The following table summarizes our cash flows for the period indicated:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
	(in thousands, USD)
Cash flows generated by operating activities	$13,997	$10,894	$4,004
Cash flows used in investing activities	(5,574)	(90)	(1,721)
Cash flows generated by (used in) financing activities	34,988	(10,201)	316
Net movement in cash and cash equivalents	$43,411	$603	$2,599

Cash Flows Generated by Operating Activities

Cash flow from operating activities in 2021 and 2020 was primarily attributable to cash from operations due to strong cash conversion and amounted to $13.7 million and $13.3 million and $0.3 million and ($2.4 million) from changes in working capital, respectively.

Cash flows generated by operating activities increased $3.1 million or 28%, to a $14.0 million net inflow during the year ended December 31, 2021 from a $10.9 million net inflow for the year ended December 31, 2020. The increase in net cash provided by operating activities is the result of an increase in income before tax of $1.4 million due to growth in the business as described above. The increase was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) net finance costs decreased by $2.6 million due to decreased interest expense on our 2021 Bonds, (ii) financial instruments valuation gains decreased $1.4 million due to the redemption of our 2021 Bonds, (iii) share option charges increased $1.7 million, (iv) income tax payments increased $1.5 million and (v) working capital changes increased by $2.8 million reflecting increased trade and other receivables balances for 2021 compared to 2020. The increase in trade and other receivables is the result of increased prepayments as of December 31, 2021 compared to December 31, 2020.

Cash flow from operating activities in 2020 and 2019 was primarily attributable to cash from operations due to strong cash conversion and amounted to $13.3 million and $3.8 million and ($2.4 million) and $0.2 million from changes in working capital, respectively.

Cash flows generated by operating activities increased $6.9 million or 172%, to a $10.9 million net inflow for the year ended December 31, 2020 from a $4.0 million net inflow during the year ended December 31, 2019. The increase in net cash provided by operating activities is the result of an increase in income before tax of $11.8 million due to organic growth in the business as described above. The increase was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) net finance costs decreased to $1.8 million from $2.3 million due to decreased interest expense on our 2021 Bonds, (ii) financial instruments valuation gains increased $1.5 million due to fair value movement on our 2021 Bonds, (iii) share option charges increased $0.3 million, (iv) income tax payments increased $0.5 million and (v) working capital changes decreased by $2.6 million reflecting increased trade and other receivables balances for 2020 compared to 2019. The increase in trade and other receivables is the result of increased revenue in 2020 compared to 2019, resulting in larger receivable balances as of December 31, 2020.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased $5.5 million to a $5.6 million net outflow during the year ended December 31, 2021 from a $0.1 million net outflow during the year ended December 31, 2020. The increase is mainly the result of capitalized software development costs of $1.7 million, the purchase of domains of $3.6 million and increases in the purchase of computers, software and office equipment of $0.3 million.

Cash flows used in investing activities decreased $1.6 million, or 95%, to a $0.1 million net outflow during the year ended December 31, 2020 from a $1.7 million net outflow during the year ended December 31, 2019. The decrease is the result of a final cash payment made in 2019 for mobile apps acquired in 2018 of $1.5 million and decreases in the purchase of computers, software and office equipment.

Cash Flows Generated by (Used in) Financing Activities

Cash flows generated by financing activities of $35.0 million in 2021 was the result of the initial public offering of ordinary shares, net of equity issue costs, of $35.9 million and scheduled interest payments of $0.5 million. Rent payments for long term leases of $0.4 million are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.2 million and interest paid of $0.2 million.

Cash flows used in financing activities of $10.2 million in 2020 was the result of the issue of ordinary shares and warrants, net of equity issue costs, of $3.4 million, proceeds from the issuance of financial instruments, net of issuance costs, of $5.9 million, repayments of Notes of $17.4 million, repurchases of warrants of $0.1 million, and scheduled interest payments of $1.7 million. Rent payments for long term leases of $0.4 million are presented as part of financing cash flows and comprised of principal paid of $0.2 million and interest paid of $0.2 million.

Cash flows generated by financing activities of $0.3 million in 2019 was primarily the result of the issue of ordinary shares and warrants, net of equity issue costs, of $6.8 million, repayments of Notes of $4.5 million, scheduled interest payments of $2.3 million, and proceeds received from the sale of 2021 Bonds held in treasury of $0.6 million. Rent payments for long term leases of $0.4 million are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.2 million and interest paid of $0.2 million.

C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our strong technology platform is essential to our business and ability to compete successfully with other online gambling affiliates. We continue to invest significant resources to further develop our platform.

Intellectual Property

We consider our trademarks and domain names as critical to our success. We currently hold rights to the Gambling.com and bookies.com domain names and various other related domain names in multiple jurisdictions. We also have certain registered trademarks that are important to our brand, such as the combined mark, Gambling.com. We primarily rely on a combination of trademark, copyright and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights.

As of December 31, 2021, we owned 4 trademarks and over 650 domains.

D.
TREND INFORMATION

For a discussion of trends, see “Item 4.B. Information on the Company – Business Overview” and “Item 5.A. Operating and Financial Review and Prospects – Operating Results.”

E.
CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

ASSET ACQUISITIONS

Between September 2016 and February 2018, the Group made five separate acquisitions of intellectual property consisting of domain names together with the related websites, mobile apps and content, and customer contracts. Effective January 1, 2019, the Group early adopted the amended definition of the business in IFRS 3 with retrospective application to prior acquisitions. As amended, IFRS 3 defines a business as an integrated set of activities and assets, which must include at a minimum an input and a substantive process that together significantly contribute to the ability to create output. Entities are also allowed to perform an optional concentration test. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the acquired integrated set does not constitute a business.

All the Group’s acquisitions satisfied the requirements of the concentration test, as substantially all of the fair value of the gross assets acquired was concentrated in the domain names together with the related websites, mobile apps, and content. The Group determined the value of the domain names is not separable from the content of the websites and apps and does not exist on its own, as potential players visit the websites and install and use the apps to research and select their desired gaming opportunities.

In addition, the Group made separate acquisitions of intellectual property consisting of domain names during 2021. For all acquisitions, the Company elected to bypass the optional concentration test and evaluated if a substantive process was acquired. The Company concluded that no substantive processes were included in any of the acquisitions. When no workforce is acquired, a process is considered substantive when it is unique or scarce. The Group did not acquire any workforce, and promptly transitioned the acquired assets onto its technology platform, integrating them into its existing processes. The legacy processes underlying the acquired assets were not unique or scarce, as they were based on commercially available Internet technologies and did not incorporate any substantive know-how. The Group concluded that all acquisitions were acquisitions of assets, and that early adoption of the amended definition of the business in IFRS 3 did not have any quantifiable impact on the assessment of the acquisitions.

INDEFINITE LIFE INTANGIBLE ASSETS

The acquired domain names, together with the related assets, are assigned an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangible assets and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group.

During the year ended December 31, 2021 and 2020, the Group had domain name intangibles with an indefinite useful life and the aggregate carrying value of $22.6 million and $20.3 million, respectively. The Group also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months and had a carrying value of $1.3 million and $3.3 million at December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, the Group has concluded no changes to the useful lives of these assets were necessary.

Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Substantially all of the Group’s cash inflows are generated through the use of its technology platform which is monetized via various informational portals that include domain names, websites and mobile apps. When customers utilize our platform, they acquire leads from the whole suite of websites rather than by domain. Accordingly, the Group determined it has one cash-generating unit that includes all of its intangibles, property and equipment, and right of use assets.

As of December 31, 2021, the Group tested its indefinite-life intangible assets for impairment as part of the Group’s single cash generating unit. The recoverable amount of the cash-generating unit was based on projected cash flows for 2022—2031 in which an average annual rate of growth between 3% and 44.7% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a discount rate of 13%. The effective tax rate was estimated at 15%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.

As of December 31, 2020 and 2019, the Group tested its indefinite-life intangible assets for impairment as part of the Group’s single cash generating unit. The recoverable amount of the cash-generating unit was based on the cash flow projections reflecting actual income from operations in 2020 and 2019, and projected cash flows for 2021—2029 in which an average annual rate of growth between 4% and 40% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a discount rate of 18%. The effective tax rate was estimated at 12.5%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.

The Group concluded that the recoverable amount is well in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.

When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2021, 2020 and 2019, no intangible assets met the criteria to be tested at the individual asset level.

CAPITALIZATION AND IMPAIRMENT OF INTERNALLY DEVELOPED ASSETS

Management reviews expenditures, including wages and benefits for employees, incurred on development activities and based on their judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within the notes to our consolidated financial statements. Management specifically considers if additional expenditure on projects relates to maintenance or new development projects. In addition, the useful life of capitalized development costs is determined by management at the time the software is brought into use and is regularly reviewed for appropriateness. For unique software products we control and develop, the life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. Management reviews intangible assets at each reporting period to determine potential impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be fully recoverable. Recoverability is measured by comparing the carrying amount of the intangible asset with the future undiscounted cash flows the asset is expected to generate. Management must make estimates related to future cash flows and discount rates that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If such assets are considered impaired, an impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the intangible asset.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group entered into a senior secured bond arrangement in October 2018 with third parties. The bonds had an embedded early redemption derivative, and the Group elected to measure senior secured bonds at fair value through profit and loss. The fair value of the bonds is categorized as Level 1 and was determined using market quoted prices, after considering whether any adjustments may be required, for example, due to timing differences between the market transaction dates and the valuation dates. No adjustments to market quoted prices were required during the year ended December 31, 2019. During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds which is accounted for as an extinguishment. Therefore, the liability associated with the senior secured bonds is derecognized from the consolidated statement of financial position at December 31, 2020.

Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model or binomial pricing model, and incorporate certain input assumptions including the share price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value of certain warrants is included in the share options and warrants reserve component of equity and is transferred to share capital and capital reserve on exercise. The fair value of liability-classified warrants is determined using the Black-Scholes pricing model and such warrants are marked to market at each period end.

SHARE-BASED PAYMENTS

Management determines costs for share-based payments using market-based valuation techniques.

The fair value of the equity-classified options and warrants are determined at the date of grant using the Black-Scholes option pricing model or Monte Carlo simulation, as applicable. One of the warrants provided for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. As of December 31, 2020, the warrant was considered to be a compound financial instrument with an equity component of nil. The debt component was treated as cash settled and was liability classified. The fair value of this warrant was determined at each statement of financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. In June 2021, this warrant was reclassified as equity as, through an addendum, it was no longer considered cash-settled.

Assumptions are made and judgments are used in applying valuation techniques. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates. For options and warrants valued using the Black-Scholes option pricing model, these assumptions and judgments include estimating the future volatility of the stock price, risk-free interest rate, expected dividend yield, expected term, future employee turnover rates and future employee stock option exercise behaviors and corporate performance.

During the years ended December 31, 2021 and 2020, the Company granted stock options to certain employees subject to time vesting. The Company determined the fair value of these options using the Black-Scholes option pricing model. During 2021, the Company also granted stock options to Company’s founders subject to market performance vesting conditions. The founders are required to hold exercised shares for a period of three years ("holding restriction") after the exercise date. The Company determined the fair value of these options using a Monte Carlo simulation and the following inputs: volatility, risk-free interest rate, expected dividend yield, holding restriction discount, and expected time to vest.

See Note 13 for additional information on the valuation of options and warrants.

COMMON STOCK VALUATIONS

In valuing our common stock, the fair value of our business, or enterprise value, was determined using a combination of the market and income approaches. We believe both approaches are relevant and meaningful given our robust Company projections, publicly traded comparable stock information available and the price in the most recent equity transaction. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and secondary transactions of our capital stock. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The market approach also includes consideration of the transaction price of secondary sales of our capital stock by investors. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.

Our assessments of the fair value of common stock for grant dates were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

For valuations after the completion of the listing of our common stock on The Nasdaq Global Market, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

TAXATION

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key area of judgement is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2021 was based on management’s performance projections for 2022 – 2026. The deferred tax asset recognized as of December 31, 2020 was based on management’s performance projections for 2021 – 2025. We operate in a number of international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based upon tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. Deferred tax is charged or credited in the Consolidated Statement of Comprehensive Income and (Loss).

The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is measured using tax rates that have been enacted or substantially enacted by the Consolidated Statement of Financial Position date and are expected to apply when the related deferred tax asset or liability is realized or settled.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers, and directors as of the date of this annual report:

NAME	AGE	POSITION
Executive officers
Charles Gillespie	38	Chief Executive Officer, Co-Founder and Director
Kevin McCrystle	38	Chief Operating Officer and Co-Founder
Elias Mark	41	Chief Financial Officer
Johannes Bergh	53	Chief Strategy Officer
Ellen Monaghan	37	Vice President, People

Directors
Mark Blandford	64	Chairman of the Board of Directors
Susan Ball	60	Director (1)(2)(3)
Fredrik Burvall	49	Director (1)(3)
Gregg Michaelson	56	Director (2)
Pär Sundberg	49	Director (2)(3)
Daniel J. D’Arrigo	53	Director(1)(3)
(1)
Member of our audit committee.
(2)
Member of our compensation committee.
(3)
Member of our nominating and corporate governance committee.

Executive Officers

Charles Gillespie is our Chief Executive Officer, Co-Founder and a director, which positions he has held since the Company’s inception in 2006. Through his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and U.S. Under his leadership, the Company has prioritized technological investments and has completed four acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Art degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill.

Kevin McCrystle is our Chief Operating Officer and Co-Founder, which positions he has held since 2007. Through his tenure, Mr. McCrystle has developed and implemented strategies for product, marketing, content, sales, and integration of key acquisitions. Since July 2016, he has served as a director of GDC Media Limited (Ireland), a subsidiary of the Company. In 2020, Mr. McCrystle relocated to the Charlotte office to oversee the development of the North American market. Mr. McCrystle holds a Bachelor of Arts degree in Political Science and Philosophy from University of North Carolina at Chapel Hill.

Elias Mark is our Chief Financial Officer, which position he has held since 2016. Mr. Mark also served on the board of directors of Ampezzo Capital PCC Ltd, a technology and Internet focused private equity firm, where he was a founding partner and previously served as a member of the investment advisory team from January 2010 to December 2014. Prior to joining the Company, Mr. Mark served as CFO at Whispr Group from March 2015 to December 2016. Mr. Mark also previously served as a director at Nöjesguiden from December 2013 to April 2016, at Highlight Media Group from February 2010 to September 2014 and at Web Guide Partner from September 2008 to January 2010. Mr. Mark began his career as Siguiente Capital AB, where he served as an Associate from June 2007 to September 2008. Mr. Mark holds a Master of Arts degree in Management from the University of St. Andrews and is an associate of Chartered Institute for Securities & Investment.

Ellen Monaghan is our Vice President, People, which position she has held since December 2020. Ms. Monaghan has served in several positions since she joined the Company in December 2015, including Director of People Operations since December 2018, People Operations Manager from December 2017 to December 2018 and HR Business Partner from December 2015 to December 2017. Ms. Monaghan was recognized by iGaming Business as one of the industry’s women to watch. Prior to joining the Company, Ms. Monaghan served as Manager—Office and Facilities Management of Openet from July 2012 to December 2015, and previously as Personal Assistant to CTO from March 2010 to August 2012. Ms. Monaghan also previously served as ICT Recruitment Consultant at RECRUITERS from April 2008 to March 2010. From April 2007 to April 2008, Ms. Monaghan served as a Banking & Finance Consultant at HRM. She has led the opening and expansion of our offices in Dublin, Malta and Charlotte through talent acquisition and management. Since 2015, Ms. Monaghan has served as a director of our subsidiary based in Dublin, GDC Media Limited (Ireland). Ms. Monaghan holds a Bachelor of Arts degree in Politics and Sociology from University College Dublin.

Johannes Bergh is our Chief Strategy Officer, which position he has held since August 2020. Under his leadership, Mr. Bergh has facilitated the scaling of the business. Mr. Bergh has more than 15 years of experience at the c-level in public companies, operating on a global arena. He has evaluated over 100 affiliate acquisitions. Prior to joining the Company, Mr. Bergh served as Deputy Chief Executive Officer at Catena Media, a lead generation company focusing on the iGaming and Finance industries. He served at Catena Media from January 2017 to July 2020. From August 2014 to December 2016, Mr. Bergh served as Chief Executive Officer at Rewir, a management consulting firm focusing on brand strategy. Prior to Rewir, Mr. Bergh served as Chief Brand Officer at FLIR Systems from August 2008 to April 2014. Mr. Bergh holds a diploma in marketing from RMI Berghs School of Communications.

Directors

Mark Blandford has served as a director since October 2008 and the Chairman of the board of directors since February 2018. Mr. Blandford founded Sportingbet Plc which was one of the first online gambling companies to accept a card payment over the Internet and at one point in time the world’s largest bookmaker. Mr. Blandford led the company through a landmark initial public offering on the London Stock Exchange in 2001 to become the first publicly traded online gambling company, later winning him the award for AIM Entrepreneur of the Year in 2002. Sportingbet Plc was later recognized with the AIM Transaction of the Year award in 2005. Mr. Blandford also currently serves as Chairman of the board of directors at FSB Technology (U.K.) Ltd., Double Diamond Limited and Condor Properties, and as a non-executive director of Gaming Realms PLC. Mr. Blandford is also a Partner at Burlywood Capital, a venture capital and private equity firm, where he has served in that role since 2012. Previously, Mr. Blandford served as a member of the board of directors at Mfuse LTD and Intela. Mr. Blandford holds a Higher National Diploma in Business Studies from Wolverhampton University.

Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as a member of the board of directors at FSB Technology Group, a B2B omnichannel sports betting provider, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sportsbetting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.

Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at M.O.B.A Network AB (Plc) and Speqta AB (Plc), and as a board member at Enteractive Malta Ltd and Aspire Global. Mr. Burvall is also the Chief Executive Officer/Owner at The Networked Nation—tNN AB, where he has served in that role since May 2017. Previously, Mr. Burvall served in several roles at Cherry AB, including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Final Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University.

Gregg Michaelson has served as a director of Gambling.com Group since September 2019. Mr. Michaelson also currently serves as a member of the board of directors at Health Recovery Solutions, Ringmaster Technologies, Inc., Purple Lab, and Wyng. Mr. Michaelson is a General Partner at Edison Partners, a Princeton, New Jersey based private equity firm where he has served since June 2015. From November 2011 to May 2015, he served as Chief Executive Officer at Linkwell Health, a healthcare consumer engagement company. From October 2001 to November 2011, Mr. Michaelson served as President and Chief Marketing Officer at Rodale, a global health and wellness content and performance marketing company. Mr. Michaelson served as Vice President, Marketing at American Family Enterprises, a Time Warner affiliate, from June 1996 to September 2001. Mr. Michaelson began his career at Reader’s Digest Association from August 1992 to April 1996, where he served in various marketing and financial roles. Mr. Michaelson holds an MBA in Finance from New York University—Leonard N. Stern School of Business and a BA from the University of Michigan.

Pär Sundberg has served as a director since February 2018. Mr. Sundberg also currently serves as Chairman of the board of directors at Brand New Content, and as a board member at SNÖ of Sweden and Speqta AB (Plc). Previously, Mr. Sundberg served as a member of the board of directors at G5 Entertainment AB, KOEN Media, AB Traction, Buzzador AB and IPS Förändringskompetens AB. From July 2010 to September 2011, Mr. Sundberg served as President and Chief Executive Officer at Metronome Film & Television AB, a Film and Television production company with operations in Sweden, Norway, Denmark, Finland, and the U.S. From its inception in May 1996 to August 2009, Mr. Sundberg served as President and Chief Executive Officer of OTW, Sweden’s leading content marketing group of companies that he also co-founded. From January 2000 to November 2001, Mr. Sundberg served as a member of the board of directors of Stockholm News, a free daily newspaper that he co-founded. Previously, Mr. Sundberg served as a Reporter at Expressen from 1991 to 1996. Mr. Sundberg holds a M.Sc. degree in Industrial Engineering and Management from Luleå University of Technology.

Daniel J. D’Arrigo has served as a director since July 2021. From 2007 to 2019, Mr. D’Arrigo served as the Executive Vice President and Chief Financial Officer of MGM Resorts International (NYSE: MGM), an S&P 500 global entertainment company with U.S. domestic and international locations, where he was responsible for the company’s world-wide financial functions. During this time, he led the initial public offering on the Hong Kong Stock Exchange of MGM China Holdings, LLC (HKSE:2282) in 2011 and the initial public offering on the New York Stock Exchange of MGM Growth Properties, LLC (NYSE: MGP) in 2016. From 1995 to 2007, Mr. D’Arrigo served in various finance and management roles at MGM, including oversight over MGM’s $6.4 billion acquisition of Mirage Resorts in 2000 and $7.3 billion acquisition of Mandalay Resort Group in 2005. Mr. D’Arrigo previously served as a member of the board of directors of MGM China Holdings, LLC from 2011 to 2019 and its audit committee from 2014 to 2019. He holds a Bachelor of Science in Business Administration—Accounting from West Virginia University.

B.
COMPENSATION

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2021 was $4,298,000.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

Equity Incentive Plans

We have historically granted options (incentive stock options and non-qualified stock options) and warrants to incentivize employees and other service providers under our equity incentive plans. There are options to purchase 605,000 ordinary shares and warrants to purchase 250,000 ordinary shares currently outstanding under our Amended and Restated 2020 Stock Incentive Plan, or the Amended and Restated 2020 Plan, described below. The outstanding options under the Amended and Restated 2020 Plan have a weighted average exercise price of $5.88 per Ordinary Share and typically vest over four years as follows: 25% of the options vest on the first anniversary of the grant date, with 1/48th of the total number of options vesting monthly thereafter, in each case, subject to the grantee’s continued employment or service with us on each vesting date. The options expire between November 2027 and October 2031.The outstanding warrants under the Amended and Restated 2020 Plan have a weighted average exercise price of $3.52 per Ordinary Share and are vested and exercisable four years from the grant date. 150,000 warrants were granted to our independent directors in 2018 under the Gambling.com Group Plc Independent Director Options Program 2018, all of which were exercised or repurchased in June 2020. We have also granted 10-year performance awards to our Co-Founders totaling 4,056,770 options, subject to performance vesting, to purchase ordinary shares. As of December 31, 2021, the performance conditions were not achieved. See “Senior Executive Officer Performance Option Awards” below for additional information

Amended and Restated 2020 Stock Incentive Plan and Its Supplements

Effective Date and Shares Reserved. The Amended and Restated 2020 Plan, which was last amended and restated on July 6, 2021, became effective on the date on which it was adopted by our board of directors and will continue in effect until terminated or suspended by our board of directors. No awards may be granted under the Amended and Restated 2020 Plan after the expiration of four years from the earlier of the date on which the Amended and Restated 2020 Plan was (i) adopted by our board of directors and (ii) approved by our shareholders. The Amended and Restated 2020 Plan provides for the grant of stock options, warrants, and other stock-based awards to our employees, officers, directors (including non-executive directors), and consultants and advisors. The maximum aggregate number of shares that may be granted initially under the Amended and Restated 2020 Plan is 1,500,000 shares. The shares reserved for issuance under the Amended and Restated 2020 Plan will be increased on the first day of each calendar year in an amount equal to 2% of the total number of shares outstanding on the last day of the immediately preceding calendar year, unless otherwise determined by the board prior to the increase. The maximum amount of shares that may be granted to a non-employee director shall not exceed $500,000 in total value. If any award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part, such shares will again be available for the grant under the Amended and Restated 2020 Plan. In addition, shares tendered to us to exercise an award will be added to the number of shares of available for grant under the Amended and Restated 2020 Plan.

Plan Administration. Our board of directors or a committee established by our board of directors administers the Amended and Restated 2020 Plan, and the administrator has the authority to (i) select eligible grantees, (ii) determine the amount of the grant, terms, conditions, restrictions and limitations applicable to each award, (iii) construe, interpret, adopt, amend, and repeal administrative rules, guidelines, and practices relating to the Amended and Restated 2020 Plan, (iv) accelerate the vesting or distribution date (if applicable) of any award and (v) establish the sub-plans as it deems necessary or appropriate to conform to requirements or practices of jurisdictions outside of the U.S.

Types and Terms and Conditions of Awards. The administrator may grant awards intended to qualify as an incentive stock option, non-qualified stock option, warrants, or other stock-based awards permissible by applicable laws. The maximum amount of shares that may be issued through the exercise of incentive stock options granted under the Amended and Restated 2020 Plan is 1,500,000 shares. The Amended and Restated 2020 Plan requires that incentive stock options and warrants have an exercise price that is not less than 100% of the fair market value of a share underlying such options. With respect to incentive stock options the exercise price may be not less than 110% of the fair market value in case of a grantee who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares on the date of grant.

The exercise period of an option award will be determined by the administer in the applicable option agreement, but in no event may the exercise period be more than ten years from the grant date, or seven years in case of grantees employed in Ireland. In addition, each option will be subject to vesting (in whole or in part) over a period of four years, upon the terms and conditions determined by the administer in the applicable option agreement. The exercise period of a warrant will be determined by the administer in the applicable option agreement, provided that the exercise period is no less than two years and no more than four years after the grant date.

Adjustment Provisions. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to shareholders other than an ordinary cash dividend, the administrator shall have the authority to make equitable adjustments as to (i) the number and class of securities available under the Amended and Restated 2020 Plan, (ii) the number and class of securities subject to any outstanding option, (iii) the number and class of securities subject to any outstanding warrant and (iv) the exercise price per share covered by any awards, unless the grantee is a California resident, whose securities shall be adjusted proportionately following the abovementioned triggering events. In addition, if the strike price and number of shares covered by any outstanding option or warrant are adjusted as of the distribution date of any stock dividend, then a grantee having exercised an option or warrant between the record date and the distribution date for such stock dividend will be entitled to the stock dividend with respect to any shares acquired through exercising such options or warrants.

Upon a change in control (as defined in the Amended and Restated 2020 Plan), the administrator may (i) agree that some or all of the outstanding awards will be assumed or substituted by the surviving company on substantially equivalent terms and conditions as the original award, (ii) accelerate the vesting of awards, (iii) grant awards in substitution for awards granted by another entity in connection with our merger or consolidation of that entity or (iv) settle some or all of the awards in cash, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof) and (vi) any combination of the foregoing.

Amendment and Termination. The board of directors may amend, modify or terminate any outstanding award, provided that the grantee’s consent to such action will be required unless it would not materially and adversely affect the grantee. The board of directors may, without shareholder approval, reprice stock options and cancel any outstanding award and grant in substitution new awards under the Amended and Restated 2020 Plan covering the same or a different number of ordinary shares and having an exercise price per share lower than the then-current exercise price per share of the cancelled award.

Miscellaneous Provisions. Options granted under the Amended and Restated 2020 Plan are not transferable other than by will or the laws of descent and distribution. No fractional shares shall be issued or delivered under the Amended and Restated 2020 Plan. Warrants are transferable to the extent permissible by applicable laws, but we retain the right of first refusal. The right to exercise any awards will be terminated within a fixed period as determined by the administrator after the termination of a grantee’s employment with us. For the purposes of complying with California law, we allow California grantees to exercise their options until at least 30 days from the termination date unless such grantee’s employment is terminated for cause.

Senior Executive Officer Performance Option Awards

In July 2021, the board of directors approved a 10-year performance award for each of Charles Gillespie and Kevin McCrystle (each referred to in this summary as an “Executive Optionee”) that is designed to incentivize their continued leadership of the Company over the long-term, or the Performance Option Awards. The key terms of the Performance Option Awards are set out below. The total number of the ordinary shares of the Company underlying each Performance Option Award is 2,028,385, divided equally among 12 separate tranches.

Equity Type. The Performance Option Awards are comprised of performance-based nonqualified stock options. The Executive Optionees will receive compensation from the Performance Option Awards only to the extent that the Company achieves the applicable performance milestones. The Performance Option Awards will not be made under an equity incentive plan, such as the Company’s Amended and Restated 2020 Share Incentive Plan, as amended.

Exercise Price. The exercise price of the Performance Option Awards is the $8 per share initial public offering price of the Company’s ordinary shares on the Nasdaq Global Market.

Award Vesting / Milestones. Each of the 12 tranches of the Performance Option Awards will vest upon certification by the board of directors that each of the Market Capitalization Milestone for such tranche has been met. There are 12 Market Capitalization Milestones, each one requiring an incremental increase in the Company’s market capitalization, initially to $500 million and by increments of $500 million thereafter, with each incremental increase being approximately equivalent to the Company’s approximate market capitalization of $500 million in late 2021 (each, a “Market Capitalization Milestone”). To meet all 12 Market Capitalization Milestones, the Company will have to add approximately $6 billion to its current market capitalization. Except in a change in control situation, measurement of the Market Capitalization Milestones will be based on both (i) a six calendar month trailing average of the Company’s share price as well as (ii) a 30 calendar day trailing average of the Company’s share price, in each case based on trading days only, and will thus require sustained market capitalization appreciation to be met.

Term of Award / Post-Termination of Employment Exercise Period. The term of the Performance Option Awards is 10 years from the date of the grant, unless the Executive Optionee’s employment with the Company is terminated prior to such date. Accordingly, the Optionee has unrototil the tenth anniversary of the date of the grant to exercise any portion of the award that has vested on or prior to such date, provided that he remains employed at the Company. Additionally, the Optionee has up to one year following the termination of his employment with the Company to exercise any portion of the award that vested prior to such termination, subject to any earlier expiration of the Performance Option Awards on the tenth anniversary of the date of the grant. Further, the award also may terminate earlier in connection with a change in control event of the Company, as described further below.

Post-Exercise Holding Period. The Executive Optionee must hold shares that he acquires upon exercise of the award for three years post-exercise (except for shares used to pay exercise price and tax withholdings, or in certain other limited circumstances described further below), or such other holding period as agreed by the board of directors and the Optionee in writing.

Employment Requirement for Continued Vesting. The Executive Optionee must continue to lead the Company’s management at the time each milestone is met in order for the corresponding tranche to vest under the Performance Option Award. Specifically, in the case of Charles Gillespie, he must be serving as the Company’s Chief Executive Officer or any other full-time C-level officer of the Company as agreed by the board of directors and the Participant. In the case of Kevin McCrystle, he must be serving as the Company’s Chief Operating Officer or any other full-time C-level officer of the Company as agreed by the board of directors and the Participant.

Termination of Employment. There will be no acceleration of vesting of the Performance Option Award if the employment of the Executive Optionee is terminated, or if he dies or becomes disabled. In other words, termination of the Optionee’s employment with the Company will preclude his ability to earn any then - unvested portion of the Performance Option Award following the date Executive of his termination. Vesting of the Performance Option Award will be suspended in the event of any leave of absence by the Optionee.

Change in Control of the Company. If the Company experiences a change in control event, such as a merger with or purchase by another company, vesting under the Performance Option Award will not automatically accelerate. In a change in control situation, the achievement of the milestones will be based solely on the Market Capitalization Milestones, with the measurement of the Company’s market capitalization determined by the product of the total number of outstanding ordinary shares of the Company immediately before the change in control multiplied by the greater of the last closing price of a share of the Company ordinary shares before the effective time of the change in control or the per share price (plus the per share value of any other consideration) received by the Company’s shareholder in the change in control. The treatment of the award upon a change in control is intended to align the Executive Optionee’s interests with the Company’s other shareholders with respect to evaluating potential takeover offers.

Clawback. In the event of a restatement of the Company’s financial statements previously filed with the SEC, or the restated financial results, and if a lesser portion of the Performance Option Award would have vested based on the restated financial results, then the Company will require forfeiture (or repayment, as applicable) of the portion of the Performance Option Awards that would not have vested based on the restated financial results (less any amounts the Executive Optionee may have paid to the Company in exercising any forfeited awards). The Performance Option Awards also will be subject, if more stringent than the foregoing, to any current or future the Company’s clawback policy applicable to equity awards, provided that the policy does not discriminate solely against the Executive Optionee except as required by applicable law.

C.
BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven members. Our board of directors has determined that five of our seven directors, Susan Ball, Fredrik Burvall, Gregg Michaelson, Pär Sundberg, and Daniel D’Arrigo, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors or senior management.

In accordance with our amended and restated memorandum and articles of association, our board of directors is divided into three classes, each consisting of an equal number of directors to the maximum extent possible and serving for a three-year term. Each of our directors retires from office at the annual meeting at which their class’s term expires, but is eligible for reappointment by ordinary resolution at such annual general meeting. In each case, where a director is re-appointed, the director shall be entitled to serve until the annual general meeting of shareholders three years later. At the third annual general meeting of shareholders, where a director is re-appointed, they shall be entitled to serve until the third annual general meeting falling after the third annual general meeting. At each succeeding annual general meeting following the third annual general meeting, directors shall be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting. If a vacated office is not filled, the retiring director, if willing to act, shall be deemed to be re-elected, unless at the meeting a resolution is passed not to fill the vacancy or to elect another person in his place or unless the resolution to re-elect such director is put to the meeting and lost.

Our directors are divided among the three classes as follows:

▪
the Class I directors are Susan Ball and Fredrik Burvall, and their terms will expire at the annual general meeting of shareholders to be held in 2022;
▪
the Class II directors are Gregg Michaelson and Pär Sundberg, and their terms will expire at our annual meeting of shareholders to be held in 2023; and
▪
the Class III directors are Mark Blandford, Charles Gillespie and Daniel J. D’Arrigo, and their terms will expire at our annual meeting of shareholders to be held in 2024.

In addition, our amended and restated memorandum and articles of association allow our board of directors to appoint directors, create new directorships or fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. The board has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company.

Audit Committee

Our audit committee currently consists of Susan Ball, Fredrik Burvall and Daniel J. D’Arrigo. Susan Ball serves as the Chairman of the audit committee.

Under the Nasdaq listing requirements and applicable SEC rules, the audit committee is required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that Susan Ball, Fredrik Burvall and Daniel J. D’Arrigo are each an audit committee financial expert as defined by the SEC rules and each has the requisite financial sophistication as defined by Nasdaq corporate governance rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934 and the Nasdaq listing requirements, which is different from the general test for independence of board and committee members.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Our board of directors has adopted an audit committee charter effective as of July 23, 2021 that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq rules, including the following:

▪
oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors;
▪
recommending the engagement or termination of the person filling the office of our internal auditor;
▪
recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors;
▪
reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process;
▪
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives, and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and
▪
approving or ratifying any related person transaction (as defined by applicable rules and regulations) in accordance with our applicable policies.

Compensation Committee

Our compensation committee consists of Susan Ball, Gregg Michaelson and Pär Sundberg. Pär Sundberg serves as the Chairman of the compensation committee. All of the members of our compensation committee satisfy the independence requirements under the Nasdaq rules. The committee will recommend to the board of directors for determination the compensation of each of our executive officers and directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

▪
the responsibilities set forth in the compensation policy;
▪
reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and
▪
reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Our nominating and governance committee consists of Susan Ball, Fredrik Burvall, Daniel J. D’Arrigo and Pär Sundberg. Our board of directors has adopted a nominating and governance committee charter effective as of July 23, 2021 that sets forth the responsibilities of the nominating and governance committee, which include:

▪
overseeing and assisting our board in reviewing and recommending nominees for election as directors;
▪
reviewing and evaluating the size and composition of our board of directors;
▪
assessing the performance of the members of our board of directors; and
▪
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company.

Insurance and Indemnification of Directors and Officers

To the extent permitted by the Jersey Companies Law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We intend to obtain directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Jersey Companies Law. We have entered into an indemnification agreement with each of our directors and executive officers.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.gambling.com/corporate. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

D.
EMPLOYEES

Our goal is to attract and retain highly qualified and motivated personnel. We promote diversity and equality in the workplace. As of December 31, 2021, 32 different nationalities were represented in our workforce. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

As of December 31, 2021, 2020 and 2019, the Group had 229, 119 and 117 employees, respectively. The average number of employees, including executive and non-executive directors, during the year was as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Executive directors	1	1	1
Non-executive directors	6	5	5
Sales and marketing employees	96	57	61
Technology employees	58	30	23
General and administrative employees	25	18	20
	186	111	110

The following table describes our average number of employees by geographic location:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Ireland	96	79	82
Malta	18	4	3
North America	41	16	16
Other	31	12	9
	186	111	110

E.
SHARE OWNERSHIP

The total number of ordinary shares beneficially owned by our directors and executive officers as of March 17, 2022 was 21,219,961, which represents 58% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 17, 2022 by (i) each person or entity known by us to beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 17, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Gambling.com Group Limited, 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.

As of March 17, 2022, we had 36 holders of record of our ordinary shares, of which 14 holders are in the U.S. These shareholders held in the aggregate 46% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

NAME OF BENEFICIAL OWNER	NUMBER	%
5% Shareholders:
Edison Partners IX, LP(1)	5,556,588	15.7%

Executive officers and directors:
Mark Blandford(2)	12,991,405	36.7%
Charles Gillespie	5,436,690	15.2%
Kevin McCrystle	1,511,255	4.2%
Elias Mark	875,691	2.5%
Johannes Bergh	200,000	*
Ellen Monaghan	19,444	*
Susan Ball	45,476	*
Fredrik Burvall	69,264	*
Pär Sundberg	70,736	*
Daniel J. D’Arrigo	—	—
All executive officers and directors as a group (10 persons):	21,219,961	57.9%
(1)
5,556,588 ordinary shares held by Edison Partners IX, LP. Edison IX GP LLC is the general partner of Edison Partners IX, LP and controls voting, dispositive and investment power with respect to the ordinary shares held by Edison Partners IX, LP. Christopher Sugden, Ryan Ziegler, Thomas Vander Schaaff, Michael Kopelman and Lenard Marcus are the managing members of Edison IX GP LLC, and Mr. Sugden is also the managing partner of Edison IX GP LLC. Each of Mr. Sugden, Mr. Ziegler, Mr. Vander Schaaff, Mr. Kopelman and Mr. Marcus may be deemed to have voting and dispositive power over the ordinary shares held by Edison Partners IX, LP and disclaims any such beneficial ownership other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address for Edison Partners IX, LP is 281 Witherspoon Street, Princeton, NJ 08540.
(2)
Consists of (i) 4,991,405 ordinary shares held of record by Mr. Blandford and (ii) 8,000,000 ordinary shares held by Boatside Investments. Mr. Blandford controls voting, dispositive and investment power with respect to the ordinary shares held by Boatside Investments and therefore may be deemed to beneficially own the ordinary shares held by Boatside Investments.

Significant Changes

Based on a Schedule 13G filed with the SEC on February 14, 2022, as of that date Gerard J. Hall no longer beneficially owned more than 5% of our ordinary shares. To our knowledge, other than as disclosed above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

B.
RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

For more information on our related party transactions, refer to Note 23 to our audited consolidated financial statements included at the end of this annual report.

Rights of Appointment

Our current board of directors consists of seven directors. Pursuant to our memorandum and articles of association in effect prior to our initial public offering, Edison Partners IX, LP, or Edison, one of our shareholders, had rights to appoint one member of our board of directors as long as Edison holds at least 12.5% of our issued share capital, subject to certain limitations.

As of the date of this annual report, we are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with Directors and Officers

Employment agreements. In connection with our Initial Public Offering, we entered into amended and restated executive engagement agreements with Mr. Gillespie, our Chief Executive Officer, and Mr. McCrystle, our Chief Operating Officer; we also entered into a new executive engagement agreement with Mr. Mark, our Chief Financial Officer, together the executive engagement agreements. The executive engagement agreements continue until terminated in accordance with their terms, subject to the payment of severance by the Company on certain terminations of employment. The executive engagement agreements also include restrictive covenants, including non-competition and non-solicitation covenants in relation to our business and employees.

Indemnification and insurance. Our amended and restated memorandum and articles of association permit us to indemnify and insure certain of our office holders to the fullest extent permitted by the laws of Jersey. We have entered into an indemnification agreement with each of our directors and executive officers as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees – Board Practices” for additional details.

Share Subscription Agreement

In October 2019, we issued an aggregate of 2,291,543 of our ordinary shares to Edison for gross proceeds of $6.98 million. As part of the transaction, Edison also received from us, subject to the other shareholders’ pre-emption rights, warrants to purchase up to 985,610 of our ordinary shares at an exercise price of $3.04 per share. In October 2020, we cancelled these warrants and granted Edison the rights to subscribe to our ordinary shares on substantially the same terms. Pursuant to these rights, in December 2020, we entered into a share subscription agreement with Edison and certain of our existing shareholders (including the following executive officers and board of directors: Charles Gillespie, Kevin McCrystle, Mark Blandford, Susan Ball, Fredirk Burvall, and Pär Sundberg) subject to shareholders pre-emptive rights pursuant to which we issued and sold an aggregate of 985,610 of our ordinary shares for cash proceeds of $3.0 million.

For more information on our related party transactions, refer to Note 23 to our audited consolidated financial statements included at the end of this annual report.

C.
INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

B.
SIGNIFICANT CHANGES

We are not aware of any significant changes other than what has been discussed in other parts of this annual report. Please refer to "Note 24 – Events After the Reporting Period” to our audited consolidated financial statements beginning on page F-1 for a discussion of subsequent events.

ITEM 9. THE OFFER AND LISTING

A.
OFFER AND LISTING DETAILS

Our ordinary shares are currently listed on the Nasdaq Global Market under the symbol “GAMB”.

B.
PLAN OF DISTRIBUTION

Not applicable.

C.
MARKETS

Our ordinary shares began trading on the Nasdaq Global Market under the symbol “GAMB” on July 23, 2021.

D.
SELLING SHAREHOLDERS

Not applicable.

E.
DILUTION

Not applicable.

F.
EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
SHARE CAPITAL

Not applicable.

B.
MEMORANDUM AND ARTICLES OF ASSOCIATION

The information set forth in our Registration Statement on Form F-1 (File No. 333-257403), as amended, originally filed with the SEC on June 25, 2021 and declared effective by the SEC on July 23, 2021, under the headings “Description of Share Capital” is incorporated herein by reference.

Enforceability of Civil Liabilities

U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of Jersey. Many of our directors and officers reside outside of the U.S. Substantially all the assets of both us and our directors and officers are located outside the U.S. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the U.S., or to enforce against these persons or us, either inside or outside the U.S., a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the U.S. or any U.S. state.

We have appointed GDC America Inc., as our agent to receive service of process with respect to any action brought against us in the U.S. under the federal securities laws of the U.S. or of the laws of any state of the U.S.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

▪
the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;
▪
the judgment is given on the merits and is final, conclusive and non-appealable;
▪
the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;
▪
the defendant is not immune under the principles of public international law;
▪
the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;
▪
the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and
▪
the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice,” which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the U.K. and Colonies, a body corporate incorporated in the U.K., Jersey or other territory for whose international relations the U.K. is responsible or a person carrying on business in Jersey.

Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

C.
MATERIAL CONTRACTS

Underwriting Agreement

On July 22, 2021, we entered into an underwriting agreement with Jefferies LLC, as the representative of Jefferies LLC, Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc. (collectively, the "underwriters”), with respect to the primary offering of our ordinary shares sold in our initial public offering. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Roto Sports Stock Purchase Agreement

On December 13, 2021, we and GDC America, Inc. entered into a Stock Purchase Agreement (the “Roto Sports Purchase Agreement”), by and among Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, and Christopher Liss (each, a “Seller” and, collectively, the “Sellers”). The Sellers are the sole shareholders of Roto Sports, Inc. (“Roto Sports”), a California corporation, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice.

The Roto Sports Purchase Agreement provides that, subject to the terms and conditions set forth therein, GDC America will acquire from the Sellers all of the issued and outstanding shares of capital stock of Roto Sports (the "Transaction"). The aggregate purchase price for the Transaction is $27.5 million (subject to adjustments for (i) the working capital, cash, and indebtedness of Roto Sports at closing), and (ii) any transaction expenses of Roto Sports or the Sellers (to the extent unpaid at closing) payable in three tranches of cash and, at the Company's election, unregistered ordinary shares of the Company ("Parent Shares"). The aggregate cash portion of the purchase price will be paid with cash on hand. A portion of the purchase price will be paid on the first and second anniversaries of the closing of the Transaction, subject to a Seller not being a "bad actor" (as such term is defined in the Roto Sports Purchase Agreement) at the point in time when such a payment is due.

The Transaction closed in January 2022.

The Roto Sports Purchase Agreement contains representations, warranties, covenants, and indemnities of each party customary for a transaction of this nature. Between the date of the Roto Sports Purchase Agreement and the Closing Date, the Sellers have generally agreed to operate Roto Sports in the ordinary course of business, subject to certain matters which require the prior consent of GDC America.

The foregoing description of the Roto Sports Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 4.5 to this Annual Report on Form 20-F for the fiscal year ending December 31, 2021.The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement.

The representations and warranties and covenants set forth in the Purchase Agreement have been made only for the purposes of the Roto Sports Purchase Agreement and solely for the benefit of the parties to the Roto Sports Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the Roto Sports Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties were made only as of the dates specified in the Roto Sports Purchase Agreement. Accordingly, the Roto Sports Purchase Agreement which is filed as Exhibit 4.5 to this Annual Report only to provide investors with information regarding the terms of the Roto Sports Purchase Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

“Item 4. Information on the Company—History and development of the company,” “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees – Compensation,” and “Item 7. Major Shareholders and Related Party Transactions – Related-Party Transactions” are incorporated herein by reference.

NDC Share Purchase Agreement

On January 31, 2022, we entered into a share purchase agreement (the "NDC Purchase Agreement") by and among our wholly owned subsidiary GDC Malta Limited (“GDC Malta”), the shareholders of NDC Holding Limited (“NDC”), a private company limited by shares incorporated under the laws of the British Virgin Islands and publisher of BonusFinder.com, a performance marketing business focused on the online gambling industry in North America, and Finder Media B.V., pursuant to which we acquired NDC through GDC Malta.

Under the terms of the NDC Purchase Agreement, we paid NDC Media shareholders an aggregate purchase price of EUR 12.5 million ($13.9 million), of which EUR 10 million ($11.1 million) was paid in cash (subject to adjustments for cash, working capital, and indebtedness, among other factors), with cash on hand and EUR 2.5 million ($2.9 million) in newly issued, unregistered ordinary shares. NDC Media shareholders may benefit from an additional payment of up to a maximum of EUR 19.0 million ($21.9 million) to be paid in 2023 based on their financial performance during 2022, and a further potential payment of up to EUR 28.5 million ($32.8 million) to be paid in 2024 based on their financial performance during 2023, subject to such shareholder not being a "bad actor" (as such term is defined in the NDC Purchase Agreement) at the point in time when such a payment is due. We have the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares. A conversion rate of 1.1138 EUR to USD (the Central Bank reference rate on January 28, 2022) was used.

The NDC Purchase Agreement contains representations, warranties, covenants, and indemnities of each party customary for a transaction of this nature.

The foregoing description of the NDC Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which will be filed as Exhibit 4.6 to this annual report. The foregoing description of the NDC Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the NDC Purchase Agreement.

The representations and warranties and covenants set forth in the NDC Purchase Agreement have been made only for the purposes of the NDC Purchase Agreement and solely for the benefit of the parties to the NDC Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the NDC Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties were made only as of the dates specified in the NDC Purchase Agreement. Accordingly, the Purchase Agreement is being filed with this annual report only to provide investors with information regarding the terms of the NDC Purchase Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

D.
EXCHANGE CONTROLS

There is no law, governmental decree or regulation in The Channel Islands of Jersey that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of the Company’s Ordinary Shares, other than withholding tax requirements.

E.
TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Jersey Tax Considerations

This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in the Company.

The following summary of the anticipated treatment of the Company and holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in our ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of ordinary shares in the Company under the laws of any jurisdiction in which they may be liable to taxation.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of investment in the Company.

Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional adviser.

Company Residence

Under the Income Tax (Jersey) Law 1961 (as amended), or the Tax Law, the Company will not be regarded as a resident in Jersey under Article 123(1) of the Tax Law, provided that (and for so long as) it satisfies the conditions set out in that provision, in which case the Company will not (except as noted below) be liable to Jersey income tax.

Under the Tax Law, the Company shall be regarded as a resident in Jersey if it is incorporated under the Jersey Companies Law unless:

▪
its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and
▪
the Company is resident for tax purposes in that country or territory.

Summary

Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of ordinary shares. On the death of an individual holder of ordinary shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant ordinary shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, ordinary shares held by a deceased individual sole shareholder, subject to a cap of £100,000.

Income Tax—The Company

In respect of any period for which the Company is tax resident in a jurisdiction other than Jersey:

Provided that (and for so long as) it satisfies the conditions set out in Article 123(1) of the Tax Law so as to not be resident for tax in Jersey, the Company will not (except as noted below) be liable to Jersey income tax.

If the Company derives any income from the ownership, exploitation or disposal of land/property in Jersey or the trade of importing or supplying hydrocarbon oil to or in Jersey, such income will be subject to Jersey income tax at the rate of 20 per cent. It is not expected that the Company will derive any such income.

In respect of any period for which the Company is tax resident in Jersey:

The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0%, or zero tax rating. Certain exceptions from zero tax rating apply, namely:

(1)
companies which are regulated by the Jersey Financial Services Commission under certain sections of the Financial Services (Jersey) Law 1998, the Banking Business (Jersey) Law 1991, or the Collective Investment Funds (Jersey) Law 1988, shall be subject to income tax at a rate of 10%, (these companies are defined as “financial services companies” in the Tax Law);
(2)
specifically identified utility companies shall be subject to income tax at a rate of 20%, (these companies are defined as “utility companies” in the Tax Law); and
(3)
any income derived from the ownership or disposal of land in Jersey shall be subject to income tax at a rate of 20%.

Income Tax—Shareholders

Persons holding ordinary shares who are not resident for taxation purposes in Jersey will be exempt from Jersey income tax on dividends from the Company.

Shareholders who are resident for income tax purposes in Jersey will be subject to income tax in Jersey at the standard rate of 20% on any dividends paid on ordinary shares held by them or on their behalf and income tax may be withheld by the Company on payment of any such dividends.

Article 134A of the Tax Law contains a general anti-avoidance provision, which in the view of the Taxes Office may be utilized, in certain circumstances, in respect of individuals who are resident in Jersey and who invest in capital investments, where the main or one of the main purposes of the investment is the avoidance of tax.

Withholding Tax—The Company

For so long as the Company is rated for tax, or is not deemed to be resident for tax purposes in Jersey, no withholding in respect of Jersey taxation will be required on payments in respect of the ordinary shares to any holder of the ordinary shares not resident in Jersey.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares (unless there is any element of Jersey residential property being transferred, in which case a land transaction tax may apply pursuant to the Taxation (Land Transactions) (Jersey) Law 2009) except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate with a maximum value of £13,360,000. The rules for joint holders and holdings through a nominee are different and advice relating to this form of holding should be obtained from a professional adviser.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.

Goods and Services Tax

Pursuant to the Goods and Services Tax (Jersey) Law 2007, or GST Law, a tax rate which is currently 5% applies to the supply of goods and services, unless the supply is regarded as exempt or zero rated, or the relevant supplier or recipient of such goods and services is registered as an “international services entity.”

A company must register for GST if its turnover is greater than £300,000 in any 12 month period, and will then need to charge GST to its customers. Companies can also choose to register voluntarily.

A company may apply to be registered as an International Services Entity, or ISE, if it mainly serves non-Jersey residents. By virtue of a company being an ISE, it will not have to register for GST, will not charge GST on its supplies, and will not be charged GST on its purchases.

The Company is an ISE within the meaning of the GST Law, as it satisfies the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended. As long as it continues to be such an entity, a supply of goods or of a service made by or to the Company shall not be a taxable supply for the purposes of the GST Law.

Substance Legislation

With effect from January 1, 2019, Jersey implemented legislation to meet EU demands for companies to have substance in certain circumstances. Broadly, part of the legislation is intended to apply to holding companies managed and controlled in Jersey.

The summary of certain Jersey tax issues is based on the laws and regulations in force as of the date of this document and may be subject to any changes in Jersey laws occurring after such date. Legal advice should be taken with regard to individual circumstances. Any person who is in any doubt as to his/her tax position or where he/she is resident, or otherwise subject to taxation, in a jurisdiction other than the U.S., the U.K. and Jersey, should consult his/her professional adviser.

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets (generally, assets held for investment). This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

▪
banks, financial institutions or insurance companies;
▪
real estate investment trusts, regulated investment companies or grantor trusts;
▪
brokers, dealers or traders in securities, commodities or currencies;
▪
tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Internal Revenue Code of 1986, or the Code, respectively;
▪
certain former citizens or long-term residents of the U.S.;
▪
persons that received our shares as compensation for the performance of services;
▪
persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
▪
partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;
▪
S corporations;
▪
holders whose “functional currency” is not the U.S. dollar; or
▪
holders that own directly, indirectly or constructively 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

▪
an individual that is a citizen or resident of the U.S.;
▪
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;
▪
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
▪
a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. However, because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect that the entire amount of any distribution generally will be reportable as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including the absence of certain risk reduction transactions. In addition, some corporate U.S. Holders may be entitled to a dividends received deduction. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Subject to certain conditions and limitations, any non-U.S. taxes withheld on dividends, if any, will be treated as foreign income tax eligible for deduction from your taxable income or credited against your U.S. federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “U.S.-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a U.S.-owned foreign corporation if 50% or more of the total value or total voting power of our shares are owned, directly, indirectly or constructively by U.S. persons. In general, U.S.-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Accordingly, for periods in which we are a U.S.-owned foreign corporation, if 10% or more of our earnings and profits are attributable to sources within the United States, then a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, the ability of a U.S. Holder to claim a foreign tax credit for any non-U.S. withholding taxes payable in respect of our dividends may be limited. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If any non-U.S. taxes are imposed on the sale, exchange or other disposition of our ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of any such non-U.S. taxes. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, provided that your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code.

Any gain or loss that a U.S. Holder recognizes from the sale, exchange or other taxable disposition of our ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Accordingly, because you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income, you may be unable to claim a foreign tax credit with respect to non-U.S. taxes, if any, imposed on gains from the sale, exchange or other taxable disposition of our ordinary shares. You should consult your tax advisor as to whether any non-U.S. taxes, if any, imposed on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will generally be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

▪
at least 75% of its gross income is “passive income”; or
▪
on average at least 50% of the gross value of its assets, determined on a quarterly basis, is attributable to assets that produce passive income or are held for the production of passive income.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on current estimates of our gross income, gross assets and the nature of our business, we do not believe we were a PFIC for the 2021taxable year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares, such U.S. Holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other taxable disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. Holder holds the ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC, even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. Holder for the ordinary shares held by such U.S. Holder (but not with respect to lower-tier PFIC). An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted in prior years as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other taxable disposition of the ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other taxable disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a prior taxable year, we cease to be classified as a PFIC, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, ordinary shares will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ordinary shares will be marketable stock as long as they remain listed on a qualified exchange, such as Nasdaq or the New York Stock Exchange, and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. Holder who is a shareholder of a PFIC must file an annual information report on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the U.S., or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the U.S., or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.
DIVIDENDS AND PAYING AGENTS

Not applicable.

G.
STATEMENT BY EXPERTS

Not applicable.

H.
DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described below.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from reporting under short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information, including unaudited quarterly financial information, to the SEC on Form 6-K.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about GAMB through our corporate website https://www.gambling.com/corporate. The information contained in both websites is not incorporated by reference into this annual report.

I.
SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board. Management identifies and evaluates financial risks in close co-operation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

In common with all other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.

Market and Currency Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is primarily in U.K. Pounds Sterling and Euro, and the majority of outgoing payments are in Euro and U.S. dollar payments. The 2021 Bonds were denominated in Euro and the term loan is denominated in U.S. dollar. Our cash balances are primarily in U.S. dollar.

Our board of directors carefully monitors exchange rate fluctuations and reviews their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.

The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure as at December 31, 2021 and 2020 are shown in Note 3 to our consolidated financial statements.

Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.

We have continued to see significant macro-economic uncertainty as a result of COVID-19. The scale and duration of this development remains uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the consolidated financial statements as it relates to the Company’s ability to continue as a going concern.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.

The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the years ended December 31, 2021,2020 and 2019. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

INCREASE/(DECREASE) IN NET INCOME BEFORE TAX (IN THOUSANDS):	USD	GBP
December 31, 2021	2,742	1,194
December 31, 2020	175	262
December 31, 2019	628	120

Interest Rate Risk

We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). The board of directors currently believe that interest rate risk is at an acceptable level.

The 2021 Bonds had a fixed interest rate of 10.5% and therefore were not exposed to fluctuations in interest rates. The term loan has a fixed interest rates of 8%.

Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.

Contractual Risk

In the ordinary course of business, we contract with various parties. These contracts may include performance obligations, indemnities and contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.

Credit Risk

Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.

We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.

During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds.

The following table presents our future material cash requirements as of December 31, 2021 (in thousands USD):

	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Term loan	6,480	—	—	—	6,480
Lease liabilities	393	745	718	359	2,215
Total as at December 31, 2021:	6,873	745	718	359	8,695

Capital Risk

Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

Our objective when managing capital is to maintain adequate financial flexibility to preserve our ability to meet financial obligations, both current and long term. Our capital structure is managed and adjusted to reflect changes in economic conditions.

We fund our expenditures on commitments from existing cash and cash equivalent balances.

Financing decisions are made by our board of directors based on forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

In July 2021, we sold 5,250,000 ordinary shares, excluding the underwriter’s option to purchase additional shares, in our initial public offering at a public offering price of $8.00 per share. The net proceeds to us from the offering, before expenses, and after deducting underwriting discounts and commissions, were approximately $42.0 million. The offering commenced on July 23, 2021 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement on Form F-1 (File No. 333-257403), for our initial public offering of ordinary shares was July 22, 2021. Jefferies LLC, Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc. acted as joint book-running managers of the offering and as representatives of the several underwriters named in the underwriting agreement.

Approximately $6.1 million of the net proceeds from our initial offering were used to pay transaction related expenses. The balance is held in cash and cash equivalents and is intended to obtain additional working capital, to create a public market for our ordinary shares, and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures and potential strategic investments and acquisitions. Employees’ bonuses of $1.0 million related to our initial public offering were paid out to employees, including executive officers, from the net proceeds of our initial public offering. Aside from these bonuses, there were no other payments made from the net proceeds of our initial public offering, directly or indirectly, to any director, officer, or persons owning ten percent or more of our ordinary shares, or to any of our related parties.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as this term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer recognize that these controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of these controls will be met.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021, due to material weaknesses in our internal control over financial reporting related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS, commensurate with our financial reporting requirements and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. Notwithstanding the material weakness in internal control over financial reporting described below, our management concluded that our consolidated financial statements in this annual report present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS as issued by the IASB.

Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control environment over financial reporting as of December 31, 2021, 2020 and 2019 relating to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS, commensurate with our financial reporting requirements and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of our audits. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected.

We have initiated a number of steps designed to assist us in remediating the material weaknesses including: (i) adopting a more rigorous period-end review process for financial reporting; (ii) adopting improved period close processes and accounting processes; (iii) implementing a new ERP platform; and (iv) adding additional resources with sufficient accounting knowledge. While we have designed and are implementing new controls to remediate these material weaknesses, they have not operated for a sufficient period of time to demonstrate the material weaknesses have been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

See “Item 3. Key Information – Risk Factors – Risks Related to Ownership of our Ordinary Shares – We identified material weaknesses in our internal control over our financial reporting process. If we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations.”

Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that our directors Susan Ball, Fredrik Burvall, and Daniel J. D’Arrigo are each an audit committee financial expert as defined by the SEC rules and each has the requisite financial sophistication as defined by Nasdaq corporate governance rules. Susan Ball, Fredrik Burvall and Daniel J. D’Arrigo are each independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Global Market.

ITEM 16B. CODE OF ETHICS

We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.gambling.com/corporate. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO LLP has served as our independent registered public accounting firm for fiscal years 2021 and 2020. Our accountant’s fees for professional services are as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020
	(in thousands, USD)
Audit fees	1,025	359
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	1,025	359

“Audit Fees” are the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents.

“Audit-related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts for products and services provided by the principal accountant.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2021 and 2020 were pre-approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our Registration Statement on Form F-1 (File No. 333-257403) originally filed with the SEC on June 25, 2021.

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq rules, a foreign private issuer, such as us, may generally follow its home country rules with regard to corporate governance in lieu of the comparable requirements of the applicable Nasdaq rules, except for certain matters including, among others, the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We rely on this “home country practice exemption” with respect to the following:

▪
exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Jersey law. In accordance with generally accepted business practice, our amended and restated memorandum and articles of association that became effective upon closing of our initial public offering provide alternative quorum requirements that are generally applicable to meetings of shareholders;
▪
exemption from the Nasdaq corporate governance rules requiring disclosure within four business days of any determination to grant a waiver of the Code of Business Conduct and Ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules; and
▪
exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity incentive plans.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

We intend to take all actions necessary for us to maintain compliance as an FPI under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC, and Nasdaq listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1

Memorandum and Articles of Association of the Registration (in effect prior to July 27, 2021) (incorporated by reference to Exhibit 3.1 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2021).

1.2*	Amended and Restated Memorandum and Articles of Association of the Registrant (in effect as of July 27, 2021)
2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1+

Amended and Restated 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021).

4.2

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2021).

4.3+

Form of Executive Engagement Agreement (incorporated by reference to Exhibit 10.1 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021).

4.4+

Form of Performance Stock Option Award Agreement between the Registrant and each of Charles Gillespie and Kevin McCrystle (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021).

4.5*≠§

Stock Purchase Agreement dated December 13, 2021 among Gambling.com Group Limited, GDC America, Inc., Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, Christopher Liss, Trustee Services Group, PLLC, as Trustee of The Ilk 2021 Charitable Remainder Unitrust dated November 22, 2021, Trustee Services Group, PLLC, as Trustee of The Erickson 2021 Charitable Remainder Unitrust dated November 22, 2021, and Trustee Services Group, PLLC, as Trustee of The Schuler 2021 Charitable Remainder Unitrust dated November 22, 2021

4.6*≠§

Share Purchase Agreement dated January 31, 2022 among Gambling.com Group Limited, GDC Malta Limited, all of the shareholders of NDC Holding Limited, and solely for certain provisions of such agreement, Finder Media B.V.

8.1*	List of Subsidiaries
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

+ Indicates management contract or compensatory plan or arrangement.

≠ The schedules to this exhibit have been omitted from this filing pursuant to the instructions to Form 20-F. Registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request by the Commission.

§ Certain identified information has been omitted from this exhibit because it is both (1) not material, and (2) is the type that the Company treats as private or confidential.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Company Name

Date: March 24, 2022	By:	/s/ Charles Gillespie
	Name:	Charles Gillespie
	Title:	Chief Executive Officer (Principal Executive Officer)

GAMBLING.COM GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Gambling.com Group Limited

St. Helier, Channel Island of Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gambling.com Group Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income and (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor since 2020.

London, United Kingdom

March 24, 2022

GAMBLING.COM GROUP LIMITED

Consolidated Statements of Comprehensive Income and (Loss)

(USD in thousands, except per share amounts)

		YEAR ENDED DECEMBER 31,
	NOTE	2021	2020	2019
Revenue	17	42,323	27,980	19,266
Sales and marketing expenses	18	(14,067)	(8,103)	(10,862)
Technology expenses	18	(3,947)	(2,503)	(2,498)
General and administrative expenses	18	(13,014)	(5,956)	(4,213)
Movements in credit loss allowance and write offs	3	97	(287)	(293)
Operating profit		11,392	11,131	1,400
Gains (losses) on financial liability at fair value through profit or loss	14	—	1,417	(94)
Finance income	20	2,581	303	140
Finance expense	20	(1,809)	(2,099)	(2,475)
Income (loss) before tax		12,164	10,752	(1,029)
Income tax benefit (charge)	22	289	4,399	(872)
Net income (loss) for the year attributable to equity holders		12,453	15,151	(1,901)
Other comprehensive (loss) income
Exchange differences on translating foreign currencies		(4,812)	2,480	50
Total comprehensive income (loss) for the year attributable to the equity holders		7,641	17,631	(1,851)
Net income (loss) per share attributable to ordinary shareholders, basic	21	0.40	0.55	(0.07)
Net income (loss) per share attributable to ordinary shareholders, diluted	21	0.37	0.49	(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Consolidated Statements of Financial Position

(USD in thousands)

		DECEMBER 31,
	NOTE	2021	2020
ASSETS
Non-current assets
Property and equipment	5	569	515
Intangible assets	7	25,419	23,560
Right-of-use assets	6	1,465	1,799
Deferred tax asset	16	7,028	5,778
Total non-current assets		34,481	31,652
Current assets
Trade and other receivables	8	5,497	5,506
Cash and cash equivalents	9	51,047	8,225
Total current assets		56,544	13,731
Total assets		91,025	45,383
EQUITY AND LIABILITIES
Equity
Share capital	10	—	64
Capital reserve	11	55,953	19,979
Share option and warrants reserve	12,13	2,442	296
Foreign exchange translation reserve		(2,282)	2,530
Retained earnings		23,796	11,343
Total equity		79,909	34,212
Non-current liabilities
Borrowings	14	—	5,937
Lease liability	6	1,286	1,562
Total non-current liabilities		1,286	7,499
Current liabilities
Trade and other payables	15	3,291	2,428
Borrowings and accrued interest	14	5,944	23
Lease liability	6	393	413
Income tax payable		202	808
Total current liabilities		9,830	3,672
Total liabilities		11,116	11,171
Total equity and liabilities		91,025	45,383

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Consolidated Statements of Changes In Equity

(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	SHARE OPTION AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS/ ACCUMULATED DEFICIT	TOTAL
Balance at January 1, 2021		64	19,979	296	2,530	11,343	34,212
Transactions with owners
Issue of share capital, net of issuance costs	10, 11	—	35,910	—	—	—	35,910
Transfer between reserves	10, 11	(64)	64	—	—	—	—
Movements in share option and warrants reserve	11,12	—	—	2,146	—	—	2,146
		(64)	35,974	2,146	—	—	38,056
Comprehensive income
Net income		—	—	—	—	12,453	12,453
Exchange differences on translating foreign currencies		—	—	—	(4,812)	—	(4,812)
Balance at December 31, 2021		—	55,953	2,442	(2,282)	23,796	79,909

Balance at January 1, 2020		61	16,007	621	50	(3,808)	12,931
Transactions with owners
Issue of share capital	10, 11	3	3,427	—	—	—	3,430
Movements in share option and warrants reserve	11,12	—	545	(325)	—	—	220
		3	3,972	(325)	—	—	3,650
Comprehensive income
Net income		—	—	—	—	15,151	15,151
Exchange differences on translating foreign currencies		—	—	—	2,480	—	2,480
Balance at December 31, 2020		64	19,979	296	2,530	11,343	34,212

Balance at January 1, 2019		57	9,772	129	—	(1,907)	8,051
Transactions with owners
Issue of share capital	10, 11	4	6,235	—	—	—	6,239
Movements in share option and warrants reserve	11,12	—	—	492	—	—	492
		4	6,235	492	—	—	6,731
Comprehensive loss
Net loss		—	—	—	—	(1,901)	(1,901)
Exchange differences on translating foreign currencies		—	—	—	50	—	50
Balance at December 31, 2019		61	16,007	621	50	(3,808)	12,931

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Consolidated Statements of Cash Flows

(USD in thousands)

		YEAR ENDED DECEMBER 31,
	NOTE	2021	2020	2019
Cash flows from operating activities
Income (loss) before tax		12,164	10,752	(1,029)
Finance (income) expenses, net	20	(772)	1,796	2,335
(Gains) losses on financial instruments valuation	14	—	(1,417)	94
Adjustments for non-cash items:
Depreciation and amortization		2,401	2,227	2,226
Movements in credit loss allowance and write offs	3	(97)	287	293
Other operating loss		70	—	—
Share option charge	13	1,995	315	—
Income tax paid		(2,092)	(642)	(93)
Cash flows from operating activities before changes in working capital		13,669	13,318	3,826
Changes in working capital
Trade and other receivables		(549)	(3,053)	511
Trade and other payables		877	629	(333)
Cash flows generated by operating activities		13,997	10,894	4,004
Cash flows from investing activities
Acquisition of property and equipment	5	(305)	(46)	(195)
Acquisition of intangible assets	7	(5,269)	(44)	(1,526)
Cash flows used in investing activities		(5,574)	(90)	(1,721)
Cash flows from financing activities
Issue of ordinary shares and share warrants, net of underwriters fees	10, 11, 12	39,060	3,483	6,979
Issuance costs	10, 11, 12	(3,150)	(55)	(157)
Proceeds from issuance of financial instruments	14	—	6,000	560
Financial instruments issuance costs	14	—	(89)	—
Repayment of notes and bonds	14	—	(17,352)	(4,480)
Interest paid	14	(509)	(1,656)	(2,246)
Interest received		—	—	24
Warrants repurchased	12	—	(133)	—
Principal paid on lease liability	6	(225)	(198)	(175)
Interest paid on lease liability	6	(188)	(201)	(189)
Cash flows generated by (used in) financing activities		34,988	(10,201)	316
Net movement in cash and cash equivalents		43,411	603	2,599
Cash and cash equivalents at beginning of year		8,225	6,992	4,423
Net foreign exchange differences on cash and cash equivalents		(589)	630	(30)
Cash and cash equivalents at end of the year	9	51,047	8,225	6,992

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Notes to Consolidated Financial Statements

(USD in thousands except share and per-share amounts)

1. GENERAL COMPANY INFORMATION

Gambling.com Group Limited (the “Company” or "Group”) is a public limited liability company founded in 2006 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. We redomiciled from Malta to the Channel Island of Jersey and renamed from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. Our registered address is 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including gambling.com and bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the online gambling sector, odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

The Group has a workforce of more than 200 and operates from offices in Dublin, Malta, Charlotte, and Tampa.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial information are set out below. These policies have been consistently applied throughout the years presented.

BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”), and were approved and authorized for issuance by the Board of Directors on March 24, 2022.

The financial statements have been prepared on a historical cost basis. The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effects are disclosed in Note 4.

The Board of Directors has prepared these non-statutory financial statements as of December 21, 2021 and 2020 and for the years ended December 31, 2021 and 2020 for inclusion in an annual report on Form 20-F to be submitted by the Company to the United States Securities and Exchange Commission (“SEC”).

New and Amended Standards Adopted by the Group in 2021

The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2021, and determined they had limited or no impact on the Group’s financial statements:

▪
Amendment to IFRS 16, Covid-19-Related Rent Concessions Extension of the Practical Expedient
▪
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark Reform – Phase 2

Standards Issued but Not Yet Effective

There were a number of standards and interpretations which were issued but not yet effective at December 31, 2021 and have not been adopted for these consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.

Effective for annual periods beginning on or after January 1, 2022:

▪
Amendments to IFRS 3, Business Combinations

▪
Amendments to IAS 16, Property, plant and equipment – Proceeds before Intended Use
▪
Amendments to IAS 37, Onerous Contracts—Cost of Fulfilling a Contract
▪
Annual Improvements to IFRS Standards 2018–2020

Effective for annual periods beginning on or after January 1, 2023:

▪
Amendments to IAS 1, Classification of Liabilities as Current or Non-Current – Deferral of Effective Date
▪
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies
▪
Amendments to IAS 8, Definition of Accounting Estimates
▪
Amendments to IFRS 17, Insurance Contracts
▪
Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

BASIS OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Group as of and for the years ended December 31, 2021, 2020 and 2019. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Control is reassessed whenever facts and circumstances indicate that there are changes in control.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	OWNERSHIP %
GDC Media Limited	Digital marketing	Ireland	100
GDC Malta Limited	Digital marketing	Malta	100
GDC America Inc.	Digital marketing	United States	100

BASIS OF GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Group is required to evaluate whether there are any material uncertainties related to events or conditions that may cast significant doubt about the Group’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from the date of issuance of the financial statements. An entity’s ability to continue as a going concern is assumed absent significant information to the contrary. If there are indications that there could be significant doubt about the entity’s ability to continue as a going concern for a reasonable period of time, then a detailed analysis must be performed. This evaluation includes an assessment of whether the Company can continue to meet its obligations as they become due without substantial disposition of assets outside the ordinary course of business, restructuring of debt, revisions of its operations or similar actions.

The Board of Directors have assessed the financial risks facing the business, including macroeconomic events as outlined in Note 3 and Note 24, and compared this risk assessment to the net current asset position. The Directors have also reviewed relationships with key customers and software providers and are satisfied that the appropriate contracts and contingency plans are in place. The Directors have prepared detailed revenue, operating expense and cashflow forecasts as well as sensitivity analyses to assess whether the Company has adequate resources for the foreseeable future. Based on the analyses performed, the Board of Directors considers that the Group has adequate resources to continue in operational existence for at least a period of 12 months from the date of issuance of these consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

The following exchange rates were used to translate the financial statements of the Group into USD from Euros:

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	BEGINNING OF PERIOD (1)	LOW	HIGH
Year Ended December 31:	(EUR per USD)
2021	0.88	0.85	0.81	0.81	0.89
2020	0.81	0.88	0.89	0.81	0.93
2019	0.89	0.89	0.88	0.87	0.92
(1)
Exchange rates are as per European Central Bank.
(2)
The average is based on published rates refreshed daily by the European Central Bank.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Translation into Reporting Currency

The assets and liabilities of the Company and its primary subsidiaries are translated from the functional currency of the operations to USD, being the reporting currency, using the exchange rates at the reporting date. The Company and its primary subsidiaries functional currency is Euro. The USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. The revenues and expenses are translated into USD using the average exchange rates for the period, which approximate the exchange rates at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income and included in foreign exchange translation reserve in equity.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

All other repairs and maintenance are charged to the consolidated statement of comprehensive income during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of the assets to their residual values over their estimated useful lives, as follows:

Computer and other office equipment	5 years
Leasehold improvements	The shorter of the remaining lease term or 10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount and are recognized, where applicable, within ‘other operating income’ in the consolidated statement of comprehensive income.

INTANGIBLE ASSETS

An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost. The cost of a separately acquired intangible asset comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. The cost of acquisition of intangible assets for which the consideration comprises an issue of equity shares is calculated as the fair value of the equity instruments issued in the transaction. Where the cost of a separately acquired intangible asset includes contingent consideration, cost includes the fair value of the contingent consideration as determined on the date of acquisition. Subsequent changes in estimates of the likely outcome of the contingent event are reflected as increases or decreases in the value of the intangible asset. The remaining changes in the value of contingent consideration are recognized as interest expense.

Internally Developed Intangible Assets

The Company capitalizes certain development costs related to its technological platform during the development stage. The Company also capitalizes certain costs related to specific upgrades and enhancements when it is probable that expenditures will result in additional functionality of the platform to its customers. The capitalization policy provides for the capitalization of certain payroll and payroll related costs for employees who spent time directly associated with development and enhancements of the technology platform.

Expenditures incurred on development activities are capitalized if it can be demonstrated that all the following criteria are met:

▪
It is technically feasible to complete the intangible asset;
▪
Adequate resources are available to complete the development;
▪
There is an intention to complete and use the intangible asset for the provision of services;
▪
The Group is able to use the intangible asset;
▪
Use of the intangible asset will generate probable future economic benefits; and
▪
Expenditures attributable to the intangible asset can be measured reliably.

Expenditures related to development activities that do not satisfy the above criteria, including expenditures incurred during the preliminary project stage and post implementation activities, are expensed as incurred in the consolidated statement of comprehensive income.

Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditures, including those incurred in order to maintain an intangible asset’s current level of performance, is expensed as incurred. Capitalized intangible assets have a useful life of 60 months, which is reviewed on an annual basis. Capitalized intangible assets are amortized over their useful life using straight-line basis.

Externally Purchased Intangible Assets

Separately acquired intangibles include Internet domain names together with related websites and content, and customer contracts.

Domain names together with the related assets have an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangibles and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. When this happens, the related assets are also tested for impairment. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group. During the years ended December 31, 2021, 2020 and 2019, the Group had one finite-life mobile apps intangible asset, amortized straight-line over its estimated useful life of 48 months.

Customer contracts have a useful life of 12 – 24 months, which are reviewed on an annual basis. Customer contracts are amortized over their useful life using the straight-line method.

Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains or losses arising from derecognition represent the difference between the net disposal proceeds, if any, and the carrying amount of intangible assets, and are recognized in the consolidated statement of comprehensive income for the respective period.

IMPAIRMENT ASSESSMENT

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that have an indefinite useful life (which are not subject to amortization) are tested annually for impairment. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Through December 31, 2021, substantially all of the Group’s cash inflows have been generated through the use of its technology platform which is monetized via various informational portals that include domain names, websites and mobile apps. Accordingly, the Group determined it has one cash-generating unit that includes all of its intangibles, property and equipment, and right of use assets.

An impairment loss is recognized as the difference between the carrying amount of the cash-generating unit and its recoverable amount and is accounted for in the consolidated statement of comprehensive income in the period identified. The recoverable amount is the higher of the fair value less costs to sell and value in use.

Where the fair value of an asset less its costs to sell are determinable, and the fair value less costs to sell are estimated to be close to its value in use, the recoverable amount can be assessed for an individual asset. In this instance, an impairment may be recognized at an individual asset level where the fair value less costs to sell and value in use are both negligible. As at December 31, 2021, 2020 and 2019, the Group had no impairments.

Non-financial assets, excluding goodwill, that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

FINANCIAL ASSETS

Financial assets are classified at initial recognition and subsequently measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income. The classification of financial assets depends on the assets’ contractual cash flows characteristics and the Group’s model for managing such.

Through December 31, 2021, the Group’s financial assets consist of trade and other receivables and cash and cash equivalents. The Group’s objective for holding financial assets is to hold them to collect contractual cash flows, which are solely payment of principal and interest. Accordingly, these assets are accounted for at amortized cost.

Expected Credit Loss Assessment and Write-offs

The Group recognizes an allowance for Expected Credit Losses (“ECLs”) for all financial assets carried at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Group expects to receive.

The Group applies the simplified approach in calculating ECLs for trade and other receivables. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The assessment is completed at the end of each reporting period.

Movements in ECLs, including recoveries, are presented within the consolidated statement of comprehensive loss in the period incurred.

Financial assets are written off when there is no reasonable expectation of recovery, such as:

▪
Significant financial difficulty of the issuer or obligor;
▪
A breach of contract, such as a default or delinquency in interest or principal payments;
▪
It becomes probable that the borrower will enter bankruptcy or other financial reorganization; and
▪
Observable data indicating that there is a measurable decrease in the estimated future cash flow from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets.

When trade and other receivables have been written off, the Group continues to engage in enforcement activities in order to recover the receivable due. If successful, the recoveries are recognized in profit or loss.

Derecognition

A financial asset is derecognized when:

▪
The rights to receive cash flows from the asset have expired; or
▪
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

TRADE AND OTHER RECEIVABLES

Trade receivables are amounts due from customers for services performed in the ordinary course of business and are classified as current. Other receivables include prepaid expenses and deposits.

Trade and other receivables are recognized initially at fair value, which due to their comparatively short maturities, approximates their carrying value. They are subsequently measured at amortized cost using the effective interest method, less an expected credit loss allowance. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in profit or loss. When a receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are credited against profit or loss.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank, cash in transit and demand deposits that have maturities of three months or less from inception, are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates their fair value based on the short-term nature of such assets and the effect of any fair value differences being negligible.

ISSUED CAPITAL AND RESERVES

Share Capital

As of the initial public offering date, the Company’s ordinary shares have a nominal value of nil per share. As of the initial public offering date, the balance of share capital was reclassified to capital reserve as a result of the change in nominal value per share. Prior to the completion of the initial public offering, ordinary shares were classified as equity. Share capital includes the nominal value of ordinary shares issued and outstanding. The excess of the consideration received from the issuance of shares over their nominal value is recognized in the capital reserve.

Capital Reserve

As of the initial public offering date, capital reserve includes consideration received from the issuance of shares and any other contributions made by the shareholders of the Company of a cash or non-cash nature without the issuance of shares. Incremental costs directly attributable to the issuance of new ordinary shares or other shareholder contributions are shown in equity as a deduction, net of tax, from the proceeds. Prior to the initial public offering date, capital reserve comprised of the excess consideration received from the issuance of shares over their nominal value.

Share Option and Warrants Reserve

The share option and warrants reserve is used to recognize the value of equity-classified share options and warrants, including share-based payments.

Foreign Exchange Translation Reserve

Foreign exchange translation reserve comprises foreign currency translation differences arising from the translation of the assets and liabilities of all Group entities from the functional currency into USD, the reporting currency.

Retained Earnings

Retained earnings includes all current and prior period earnings (losses).

FINANCIAL LIABILITIES

The Group recognizes a financial liability in its consolidated statement of financial position when it becomes a party to the contractual provisions of the instrument. The Group’s financial liabilities are classified as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost.

Financial liabilities not at fair value through profit or loss are recognized initially at fair value net of transaction costs that are directly attributable to the financial liability. Subsequent measurement of the liabilities differs based on the classification originally applied and is described below.

The Group derecognizes a financial liability from its consolidated statement of financial position when the obligation specified in the contract or arrangement is discharged, cancelled or expires.

Trade and Other Payables

Trade payables comprise obligations to pay for goods and services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

In October 2018, the Company issued senior secured bonds which contained an embedded derivative that was not closely related to the host instrument. Therefore, the Group elected to recognize these bonds as financial liabilities carried at fair value through profit or loss, with changes in fair value recognized in the consolidated statement of comprehensive income. Any directly attributable transaction costs incurred upon issuing such instruments are recognized in profit or loss. These bonds are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

In March 2020, the Group repurchased a portion of the senior secured bonds in the open market, placing them in treasury. In December 2020, the Group cancelled the bonds held in treasury and early redeemed the remaining outstanding senior secured bonds. These transactions are accounted for as an extinguishment, and the liability is derecognized from the consolidated statement of financial position. As the senior secured bonds are accounted for at fair value through profit or loss, the Bonds are remeasured to fair value using the market quoted prices just prior to repurchase or redemption. Accordingly, any gain or loss on repurchase or redemption is classified as “Gains (losses) on financial liability at fair value through profit or loss”.

In December 2020, the Group entered into a two-year fixed rate term loan agreement with an investor which is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method.

GOVERNMENT GRANTS

In June 2020, the Group received an unsecured loan granted under the Paycheck Protection Plan program authorized by the United States government in response to the novel coronavirus (“COVID-19”) pandemic as part of the CARES Act. The loan was repayable but could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believed that it would meet the terms for forgiveness, the loan was accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) in the year ended December 31, 2020. The loan was forgiven in May 2021.

REVENUE RECOGNITION

The Group generates revenue primarily from commissions derived from referrals of prospective players visiting the Group’s websites or mobile apps to the Group’s customers, who are regulated online gambling operators. Depending on the customer, commission revenue may be earned in the form of ongoing revenue-share fees, one-time fee for each acquired player (cost per acquisition, or CPA, fee), or both, which is referred to as hybrid.

Revenue-share fees represent a set percentage of net gaming revenues the operator generates over the lifetime of the referred player. Negative revenue share-amounts usually do not carry over into subsequent months. CPA fees are fixed rate fees owed for each player who registers and usually deposits a minimum balance on the operator’s site. Fees generated by each operator during a particular month are paid to the Group shortly after the month-end.

The Group transacts with its customers pursuant to the terms of marketing affiliate agreements and/or insertion orders, which typically do not require a minimum number of player referrals nor minimum fees and can be terminated for convenience by either party at any time. Termination or changes in the terms of these agreements do not typically affect the rights of the parties or the fees earned or to be earned with respect to the players previously referred to the operator.

The Group considers each player referral to be a separate performance obligation. It is satisfied at the point in time when the referral is accepted by the relevant operator. The Group is not involved in the operator’s delivery of gaming or gambling services to players. Digital marketing activities of the Group and its subsidiaries are primarily to compile and to present content focused on prospective player education and engagement on websites and are not considered distinct services rendered to the operator customers.

CPA fees for each player referral are recognized when earned upon acceptance of the referral by the operator. Revenue-share fees for each referral are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for this referral will occur when the ultimate fees are known. Although performance is complete when the referral is accepted, the ultimate revenue-sharing fees from the referral are subject to significant uncertainties, including how long the referred player will remain active, the size and frequency of the wager amounts, and the patterns of wins and losses. These factors vary significantly between markets as well as between individual operators and are further influenced by competition from other entertainment channels, taxation and regulatory developments, disruptive events such as the COVID-19 pandemic, as well as general conditions of the economy. Consequently, revenue-share fees are considered constrained and not included in the transaction price and not recognized until earned during each month based on the relevant player’s activities. Revenue-share fees recognized by the Company are based on the revenues generated and expenses incurred by the customers and depend on the customers’ calculations, which could be subject to miscalculations or deliberate misrepresentation. The Company monitors revenues by customer to corroborate the amounts reported.

The Group has no material obligations for discounts, incentives or refunds of commissions subsequent to completion of performance obligations.

Other revenues are derived from promotion services whereby the Company charges a fixed fee for providing a prominent position to a customer on the Company’s website(s). The Company also generates revenue from fixed tenancy fees for operators who desire to be listed and critically reviewed on the Company’s sites. Control of the promotion service is transferred over time because the operators consume the benefit of the service in real time as it is being rendered. Therefore, these revenues are recognized straight-line over the applicable service period, with variable fees generally recognized as earned.

There are no incremental costs to obtain and no costs to fulfill contracts with customers eligible to be capitalized.

FINANCE INCOME AND EXPENSES

Finance income comprises of unrealized/realized currency gains.

Finance expenses comprises of (i) interest expenses on borrowings; (ii) deemed interest charged under IFRS 16; (iii) bank and other finance charges; and (iv) unrealized/realized currency losses. Interest expense is recognized as it accrues in profit or loss, using the effective interest method.

CURRENT AND DEFERRED TAX

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

WARRANTS

Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issuance of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using an appropriate pricing model as indicated in IFRS 9, and incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value for equity-classified warrants is included in the share option and warrant reserve component of equity and is transferred to share capital and capital reserve on exercise.

SHARE-BASED PAYMENTS

The Company has operated equity-settled share-based compensation plans since 2020. Through these plans, the Group has received services from employees and consultants as consideration for equity instruments (options) of the Company. The fair value of the assets acquired, or services received in exchange for the grant of the options is recognized as an expense.

The total amount to be expensed is determined by the fair value of the options granted, which is estimated:

▪
Including the impact of any market performance conditions (for example, an entity’s share price);
▪
Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and
▪
Including the impact of any non-vesting conditions (for example, the requirement for employees to hold shares for a specific period of time).

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market performance and service vesting conditions. For options with market-based performance vesting conditions, the initial amount to be expensed is not revised, unless the grantee’s service is terminated prior to the end of the original estimated period required to satisfy the vesting condition, or unless the vesting conditions are met prior to the end of this period. The Company recognizes the impact of the revision to original estimates, if any, in the consolidated statement of comprehensive income, with a corresponding adjustment to equity. When the options are exercised, the Company, or another entity at the request of the Company, transfers shares to the option holder. For grants of options to the employees and consultants, the fair value of services received is measured by reference to the grant date fair value of the options.

In addition, the Board issues warrants to purchase common stock to eligible participants in exchange for cash consideration paid by the recipient at the warrant market value on the grant date. If the warrants are not issued in exchange for consideration at least equal to their fair value on the issuance date, or if the Company funds the purchase of the warrants, the warrants are considered compensation. Such warrants are classified as equity-settled share-based payment transactions if they are to be settled in shares or if the manner of settlement is outside the control of the warrant holder and settlement in shares is expected. Such warrants are measured at fair value on the grant date. The fair value of the warrants is determined using the Black-Scholes option pricing model. At December 31, 2020, one of the warrants provided for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant was considered to be cash-settled and was liability-classified as of December 31, 2020. In June 2021, this warrant was reclassified as equity as, through an addendum, it was no longer considered cash-settled.

DEFERRED OFFERING COSTS

Direct and incremental legal, accounting and other professional costs associated with the Company’s initial public offering of $180 were deferred and classified as a component of other assets in the consolidated statement of financial position as of December 31, 2020. Such costs were offset against the proceeds received in the offering which was completed during July 2021.

LEASES

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group leases office premises in countries of its operation and applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities for future remaining lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use Assets

The Group recognizes a right-of-use asset at the lease commencement date (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred, and restoration costs.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the right-of-use asset using the straight-line method.

Lease Liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the following payments, when applicable:

▪
Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
▪
Variable lease payments that are based on an index or a rate;
▪
Expected payments under residual value guarantees;
▪
The exercise price of purchase options, where exercise is reasonably certain;
▪
Lease payments in optional renewal periods, where exercise of extension options is reasonably certain; and
▪
Penalty payments for the termination of a lease if the lease term reflects the exercise of the respective termination option.

Lease payments are discounted using the incremental borrowing rate that the lessee would have to pay to borrow funds under a secured loan with similar terms to those of the lease, to obtain an asset of value similar to the right-of-use asset in a similar economic environment. During the year ended December 31, 2021, the incremental borrowing rate was estimated at 8%. During the years ended December 31, 2020 and 2019, the incremental borrowing rate was estimated at 10.5%.

Lease liabilities are subsequently measured at amortized cost using the effective interest method. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments).

For short-term or low-value leases, the Group recognizes lease expense in the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

SEGMENT REPORTING

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

As at December 31, 2021 and 2020, geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	AS AT DECEMBER 31,
	2021	2020
Ireland	27,247	25,794
United States	186	78
Malta	20	2
	27,453	25,874

3. RISK MANAGEMENT

3.1 FINANCIAL RISK MANAGEMENT

The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Board of Directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.

(A) Market Risk

(I) Foreign Exchange Risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the entity’s functional currency. In 2021, the Group’s financial assets and financial liabilities are mainly denominated in USD; however, the majority of operations of the Group were carried out in EUR and British Pound Sterling (“GBP”). In 2020 the Group’s financial assets and financial liabilities were mainly denominated in EUR; however, some operations of the Group were carried out in GBP and USD. Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.

As of December 31, 2021 and 2020, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have Euro as the functional currency. These balances included USD-denominated net assets of $27,148 and net liabilities of $1,732 and GBP-denominated net assets of $11,819 and $2,597 as of December 31, 2021 and 2020, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $2,742 and $1,194 to the Group’s net profit (loss) for the year ended December 31, 2021. For the year ended December 31, 2020, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $175 and $262. For the year ended December 31, 2019, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $628 and $120. Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II) Cash Flow and Fair Value Interest Rate Risk

The Group has minimal interest-bearing assets, and its borrowings carry fixed interest rates. The risk associated with the effects of fluctuations in the prevailing levels of market interest rates on its financing position and cash flows is not deemed to be substantial.

(B) Credit Risk

Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	AS AT DECEMBER 31,
	2021	2020
Trade and other receivables (excluding prepayments) (Note 8)	4,253	5,046
Cash and cash equivalents (Note 9)	51,047	8,225
	55,300	13,271

For the year ended December 31, 2021, revenues generated from the largest two single customers amounted to 13% and 10% of the Group's total sales for the year. For the year ended December 31, 2020 and 2019, revenues generated from a single customer amounted to 20% and 21% of the Group’s total sales for the year, respectively.

The Group has the following financial assets that are subject to the ECL model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	AS AT DECEMBER 31,
	2021	2020
Between one and two months	159	190
Between two and three months	15	21
More than three months	7	8
	181	219

The Company did not recognize any specific impairment on trade receivables in the years ended December 31, 2021 and 2020.

The activity in the credit loss allowance was as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020
As of January 1	352	340
(Decrease) Increase in credit losses allowance	(187)	254
Write offs	—	(275)
Translation effect	(23)	33
As of December 31	142	352

For the year ended December 31, 2021, the Company wrote off receivables from customers with the total value of $90; the balances were not specifically provided during the year.

For the year ended December 31, 2020, the Company wrote off receivables from customers with the total value of $275, including the balance of $241 which was specifically provided.

For the year ended December 31, 2019, the Company recorded an increase of $293 in the credit losses allowance, of which $180 was related to a specific provision for one customer, within the Consolidated Statement of Comprehensive Income (Loss).

The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of December 31, 2021, 2020 or 2019.

(C) Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of trade and other payables and borrowings (Notes 14 and 15). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following tables summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	MORE THAN 2 YEARS	TOTAL
As of December 31, 2021
Term loan	6,480	—	—	6,480
Lease liability	393	386	1,436	2,215
Trade and other payables	3,291	—	—	3,291
Total	10,164	386	1,436	11,986
As of December 31, 2020
Term loan	480	6,480	—	6,960
Lease liability	413	389	1,945	2,747
Trade and other payables	2,428	—	—	2,428
Total	3,321	6,869	1,945	12,135

3.2 CAPITAL RISK MANAGEMENT

The Group’s capital management objectives are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The directors intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of the business and they have no plans to pay regular dividends on ordinary shares in the foreseeable future.

At December 31, 2021 and 2020, the net current asset position of the Group was $46,714 and $10,059, respectively. Management prepares and reviews a rolling forecast of the Group’s operations for the 12-month period to anticipate any liquidity deficit. Per the assessment made as of the reporting date, the Group will have sufficient funds to settle liabilities in a timely manner in the foreseeable future.

The Group’s equity, as disclosed in the consolidated statement of financial position, constitutes its capital. The Group maintains the level of capital by reference to its financial obligations and commitments arising from operational requirements. In view of the nature of the Group’s activities, the capital level as at the end of the reporting year is deemed adequate.

3.3 FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments measured at fair value in the consolidated statement of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

1.
Level I – quoted prices in active markets for identical assets or liabilities.
2.
Level II – inputs other than quoted prices included within Level I that are observable for the instrument, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
3.
Level III – inputs for instrument that are not based on observable market data (unobservable inputs).

As of December 31, 2021 and 2020, the Company did not have any financial assets and liabilities measured at fair value within the fair value hierarchy noted above.

As of December 31, 2021 and 2020, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables reflected in the consolidated statement of financial position are reasonable estimates of fair value in view of the nature of these instruments or the relatively short period of time between the origination of the instruments and their expected realization. There were no transfers into or out of any classification of financial instruments in the periods presented.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

ASSET ACQUISITIONS

Between September 2016 and February 2018, the Group made four separate acquisitions of intellectual property consisting of domain names together with the related websites, mobile apps and content, and customer contracts. Effective January 1, 2019, the Group early adopted the amended definition of the business in IFRS 3 with retrospective application to prior acquisitions. As amended, IFRS 3 defines a business as an integrated set of activities and assets, which must include at a minimum an input and a substantive process that together significantly contribute to the ability to create output. Entities are also allowed to perform an optional concentration test. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the acquired integrated set does not constitute a business.

The Group’s acquisitions made between 2016 and 2018 satisfied the requirements of the concentration test, as substantially all of the fair value of the gross assets acquired was concentrated in the domain names together with the related websites, mobile apps, and content. The Group determined the value of the domain names is not separable from the content of the websites and apps and does not exist on its own, as potential players visit the websites and install and use the apps to research and select their desired gaming opportunities.

In addition, the Group made separate acquisitions of intellectual property consisting of domain names during 2021. For all acquisitions, the Company elected to bypass the optional concentration test and evaluated if a substantive process was acquired. The Company concluded that no substantive processes were included in any of the acquisitions. When no workforce is acquired, a process is considered substantive when it is unique or scarce. The Group did not acquire any workforce, and promptly transitioned the acquired assets onto its technology platform, integrating them into its existing processes. The legacy processes underlying the acquired assets were not unique or scarce, as they were based on commercially available Internet technologies and did not incorporate any substantive know-how. The Group concluded that all acquisitions were acquisitions of assets, and that early adoption of the amended definition of the business in IFRS 3 did not have any quantifiable impact on the assessment of the acquisitions.

INDEFINITE LIFE INTANGIBLE ASSETS

The acquired domain names, together with the related assets, are assigned an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangible assets and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group.

During the year ended December 31, 2021 and 2020, the Group had domain name intangibles with an indefinite useful life and the aggregate carrying value of $22,642 and $20,270, respectively. The Group also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months and had a carrying value of $1,280 and $3,273 at December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, the Group has concluded no changes to the useful lives of these assets were necessary.

Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Substantially all of the Group’s cash inflows are generated through the use of its technology platform which is monetized via various informational portals that include domain names, websites and mobile apps. When customers utilize our platform, they acquire leads from the whole suite of websites rather than by domain. Accordingly, the Group determined it has one cash-generating unit that includes all of its intangibles, property and equipment, and right of use assets.

As of December 31, 2021, the Group tested its indefinite-life intangible assets for impairment as part of the Group’s single cash generating unit. The recoverable amount of the cash-generating unit was based on projected cash flows for 2022—2031 in which an average annual rate of growth between 3% and 45% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a discount rate of 13%. The effective tax rate was estimated at 15%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.

The Group concluded that the recoverable amount is well in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.

When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2021, 2020 and 2019, no intangible assets met the criteria to be tested at the individual asset level.

CAPITALIZATION AND IMPAIRMENT OF INTERNALLY DEVELOPED INTANGIBLE ASSETS

Management reviews expenditures, including wages and benefits for employees, incurred on development activities and based on their judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within the notes to our consolidated financial statements. Management considers if additional expenditure on projects relates to maintenance or new development projects. In addition, the useful life of capitalized development costs is determined by management at the time the software is brought into use and is regularly reviewed for appropriateness. For unique software products we control and develop, the life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. Management reviews intangible assets at each reporting period to determine potential impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be fully recoverable. Recoverability is measured by comparing the carrying amount of the intangible asset with the future undiscounted cash flows the asset is expected to generate. Management must make estimates related to future cash flows and discount rates that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If such assets are considered impaired, an impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the intangible asset.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group entered into a senior secured bond arrangement in October 2018 with third parties. The bonds had an embedded early redemption derivative, and the Group elected to measure senior secured bonds at fair value through profit and loss. The fair value of the bonds was categorized as Level 1 and was determined using market quoted prices, after considering whether any adjustments may be required, for example, due to timing differences between the market transaction dates and the valuation dates. No adjustments to market quoted prices were required during the year ended December 31, 2019. During the year ended December 31, 2020, the Group repurchased and redeemed all of the outstanding senior secured bonds which was accounted for as an extinguishment. Therefore, the liability associated with the senior secured bonds was derecognized from the consolidated statement of financial position at December 31, 2020.

Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model or binomial pricing model, and incorporate certain input assumptions including the share price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value of certain warrants is included in the share options and warrants reserve component of equity and is transferred to share capital and capital reserve on exercise. The fair value of liability-classified warrants is determined using the Black-Scholes pricing model and such warrants are marked to market at each period end.

SHARE-BASED PAYMENTS

Management determines costs for share-based payments using market-based valuation techniques.

The fair value of the equity-classified options and warrants are determined at the date of grant using the Black-Scholes option pricing model or Monte Carlo simulation, as applicable. One of the warrants provided for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. As of December 31, 2020, the warrant was considered to be a compound financial instrument with an equity component of nil. The debt component was treated as cash settled and was liability classified. The fair value of this warrant was determined at each statement of financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. In June 2021, this warrant was reclassified as equity as, through an addendum, it was no longer considered cash-settled.

Assumptions are made and judgments are used in applying valuation techniques. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates. For options and warrants valued using the Black-Scholes option pricing model, these assumptions and judgments include estimating the future volatility of the stock price, risk-free interest rate, expected dividend yield, expected term, future employee turnover rates and future employee stock option exercise behaviors and corporate performance.

During the year ended December 31, 2021, the Company granted stock options to the Company’s founders subject to market performance vesting conditions. The founders are required to hold exercised shares for a period of three years ("holding restriction") after the exercise date. The Company determined the fair value of these options using a Monte Carlo simulation and the following inputs: volatility, risk-free interest rate, expected dividend yield, holding restriction discount, and expected time to vest.

During the year ended December 31, 2021, the Company granted stock options to certain employees subject to employment during the vesting period. The Company determined the fair value of these options using a Black-Scholes model and the following inputs: volatility, risk-free interest rate, expected dividend yield, and expected time to vest.

See Note 13 for additional information on the valuation of options and warrants.

COMMON STOCK VALUATIONS

In valuing our common stock, the fair value of our business, or enterprise value, was determined using a combination of the market and income approaches. We believe both approaches are relevant and meaningful given our robust Company projections, publicly traded comparable stock information available and the price in the most recent equity transaction. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and secondary transactions of our capital stock. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The market approach also includes consideration of the transaction price of secondary sales of our capital stock by investors. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.

Our assessments of the fair value of common stock for grant dates were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

For valuations after the completion of the listing of our common stock on The Nasdaq Global Market, we determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

TAXATION

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key areas in this area are that the capital allowances to which the deferred tax asset relate will be accepted by the relevant tax authorities and whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2021 was based on management’s performance projections for 2022 – 2026. The deferred tax asset recognized as of December 31, 2020 was based on management’s performance projections for 2021 – 2025. We operate in a number of international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based upon tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. Deferred tax is charged or credited in the Consolidated Statement of Comprehensive Income and (Loss).

The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is measured using tax rates that have been enacted or substantially enacted by the Consolidated Statement of Financial Position date and are expected to apply when the related deferred tax asset or liability is realized or settled.

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
At January 1, 2021
Cost	663	243	906
Accumulated depreciation	(321)	(70)	(391)
Net book amount	342	173	515
Year Ended December 31, 2021
Opening net book amount	342	173	515
Additions	305	—	305
Other movements	(36)	—	(36)
Depreciation charge	(152)	(24)	(176)
Translation differences	(26)	(13)	(39)
Closing net book amount	433	136	569
At December 31, 2021
Cost	738	223	961
Accumulated depreciation	(305)	(87)	(392)
Net book amount	433	136	569
Year Ended December 31, 2020
Opening net book amount	376	175	551
Additions	41	5	46
Depreciation charge	(100)	(23)	(123)
Translation differences	25	16	41
Closing net book amount	342	173	515
At December 31, 2020
Cost	663	243	906
Accumulated depreciation	(321)	(70)	(391)
Net book amount	342	173	515

For the years ended December 31, 2021, 2020 and 2019, cash paid for the acquisition of property and equipment was $305, $46 and $195, respectively. For the year ended December 31, 2021, the Company expensed low value office equipment with a net book value of $36.

The following is the reconciliation of depreciation expense:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Depreciation expensed to technology expenses	46	13	5
Depreciation expensed to general and administrative expenses	130	110	105
Total depreciation expense	176	123	110

6. LEASES

In August 2021, the Group signed a 2-year lease office agreement in Tampa with total lease payments of $79 which, as discounted at the Group’s weighted average incremental borrowing rate of 8%, resulted in additional lease liability of $70 during the year ended December 31, 2021.

Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	RIGHT-OF-USE ASSETS	LEASE LIABILITIES
At January 1, 2021	1,799	1,975
Additions	70	70
Amortization of right-of-use assets	(279)	—
Interest expense	—	188
Payments	—	(413)
Translation differences	(125)	(141)
At December 31, 2021	1,465	1,679
At January 1, 2020	1,914	2,003
Additions	—	—
Amortization of right-of-use assets	(272)	—
Interest expense	—	204
Payments	—	(399)
Translation differences	157	167
At December 31, 2020	1,799	1,975

For the years ended December 31, 2021, 2020 and 2019, amortization expense of right-of-use assets was $279, $272 and $243, respectively, and lease payments related to lease liabilities were $413, $399 and $364, respectively.

Lease payments not recognized as a liability

The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less) or for low-value leases up to $25. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.

The expense relating to payments not included in the measurement of the lease liability is as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Short-term leases	382	203	534
Leasing agreements with low-value	—	—	96
	382	203	630

7. INTANGIBLE ASSETS

	DOMAINS NAMES MOBILE APPS AND RELATED WEBSITES	CUSTOMER CONTRACTS	INTERNALLY DEVELOPED INTANGIBLE ASSETS	TOTAL
At January 1, 2021
Cost	27,769	1,085	34	28,888
Accumulated amortization	(4,226)	(1,085)	(17)	(5,328)
Net book amount	23,543	—	17	23,560
Year Ended December 31, 2021
Opening net book amount	23,543	—	17	23,560
Additions	4,110	—	1,659	5,769
Amortization charge	(1,817)	—	(129)	(1,946)
Translation differences	(1,914)	—	(50)	(1,964)
Closing net book amount	23,922	—	1,497	25,419
At December 31, 2021
Cost	29,578	1,085	1,619	32,282
Accumulated amortization	(5,656)	(1,085)	(122)	(6,863)
Net book amount	23,922	—	1,497	25,419
Year Ended December 31, 2020
Opening net book amount	23,272	38	—	23,310
Additions	12	—	32	44
Amortization charge	(1,784)	(33)	(15)	(1,832)
Translation differences	2,043	(5)	—	2,038
Closing net book amount	23,543	—	17	23,560
At December 31, 2020
Cost	27,769	1,085	34	28,888
Accumulated amortization	(4,226)	(1,085)	(17)	(5,328)
Net book amount	23,543	—	17	23,560

Amortization expense of intangible assets for the years ended December 31, 2021, 2020 and 2019 was $1,946, $1,832 and $1,873, respectively. For the years ended December 31, 2021, 2020 and 2019, cash paid for the acquisition of intangible assets and capitalized software developments was $5,269, $44 and $1,526, respectively.

As of December 31, 2021, the Group had a deferred payment of $500 for the acquisition of domains, which is due to be settled in January - March 2022. As of January 1, 2019, the Group had an outstanding consideration obligation of $1,462 for assets purchased in a prior period. The balance was fully paid during the year ended December 31, 2019 for a final amount of $1,526 including earn-out adjustment of $90 and foreign exchange effect of $26.

As of December 31, 2021, the net book value of assets with finite useful lives was $2,777 out of which $1,280 relating to a finite life mobile app and $1,497 related to other intangibles. As at December 31, 2021 net book value of assets with indefinite useful lives was $22,642 related to domain names and related websites.

As of December 31, 2020, the net book value of assets with finite useful lives was $3,290 of which $3,273 related to a finite life mobile app and $17 related to other intangibles, and the net book value of assets with indefinite useful lives was $20,270 related to domain names and related websites.
The annual impairment testing of indefinite-life intangibles is discussed in Note 4.

8. TRADE AND OTHER RECEIVABLES

	AS AT DECEMBER 31,
	2021	2020
Current
Trade receivables, net (i)	4,003	4,839
Other receivables	129	141
Deposits	121	66
Prepayments	1,244	460
	5,497	5,506
(i)
Trade receivables, net

	AS AT DECEMBER 31,
	2021	2020
Trade receivables, gross	4,145	5,191
Credit loss allowance	(142)	(352)
	4,003	4,839

Trade receivables are unsecured and subject to settlement typically within 30 days. Details on movements in the allowance are disclosed within Note 3.

9. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise the following:

	AS AT DECEMBER 31,
	2021	2020
Cash at bank	51,047	8,225

10. SHARE CAPITAL

	SHARES	USD
Issued and fully paid ordinary shares
As at January 1, 2021	28,556,422	64
Shares issued and sold	5,250,000	—
Transfer to capital reserve upon change of par value	—	(64)
As at December 31, 2021	33,806,422	—
As at January 1, 2020	27,291,543	61
Shares issued and sold	1,264,879	3
As at December 31, 2020	28,556,422	64
As at January 1, 2019	2,500,000	57
Shares issued and sold	2,291,543	4
As at December 31, 2019	27,291,543	61

In July 2021, the Group issued and sold in its initial public offering 5,250,000 ordinary shares in exchange for total gross cash proceeds of $42,000. Costs attributable to the issue of new equity amounted to $6,090 and were netted against proceeds received.

In February 2020, the Group issued and sold 164,269 ordinary shares in exchange for cash proceeds of $500.

In June 2020, 115,000 share warrants were exercised, resulting in an increase to share capital of $124.

In October 2020, the warrants to purchase 985,610 ordinary shares of the Company at an exercise price of $3.04 per share were cancelled and replaced with rights to subscribe to shares on substantially the same terms. Pursuant to these rights, in December 2020, the Company issued and sold an aggregate of 985,610 of its ordinary shares for gross proceeds of $3,000 to the investor, additional parties nominated by the investor including the Company's lender and some officers and directors, and some of the existing shareholders based on their pre-emptive rights. The sale of shares to directors included an element of compensation. Refer to additional details in Notes 13 and 23.

Share issuance costs totaling $55 were capitalized as a part of Share Capital for the year ended December 31, 2020.

At December 31, 2021, total authorized shares of the Company were unlimited. Shares have no par value. At December 31, 2020, total authorized share capital of the Company was 35,000,000 shares with a nominal value of EUR 0.002 ($0.002) each.

11. CAPITAL RESERVE

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Opening carrying amount	19,979	16,007	9,772
Share warrants exercised/repurchased/cancelled and replaced with new shares (Note 12)	—	545	—
Share capital issue (Note 10), net of issuance costs	35,910	3,427	6,235
Transfer from share capital reserve upon change of par value	64	—	—
Closing carrying amount	55,953	19,979	16,007

12. SHARE OPTION AND WARRANTS RESERVE

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD
As at January 1, 2021	2,854,744	296
Share options and warrants expense	—	640
Share options granted	4,186,770	645
Share options forfeited	(20,000)	(8)
Modification of share warrants	—	869
As at December 31, 2021	7,021,514	2,442
As at January 1, 2020	3,345,354	621
Share warrants & share options issued	745,000	220
Share warrants exercised	(115,000)	(2)
Share warrants cancelled and replaced with new shares	(985,610)	(541)
Share warrants repurchased	(135,000)	(2)
As at December 31, 2020	2,854,744	296
As at January 1, 2019	2,259,744	129
Share warrants issued	1,085,610	476
Modification of share warrants	—	16
As at December 31, 2019	3,345,354	621

In January 2021, share options to purchase 10,000 ordinary shares that were issued under the 2020 Stock Incentive Plan (the "Plan") were forfeited. In August 2021, a further 10,000 were forfeited (see Note 13).

On July 31, 2021, 4,056,770 share options were granted under the Founders' Award (Note 13).

On September 1, 2021, 10,000 share options were granted to an employee under the Plan (Note 13).

During November 2021, 120,000 share options were granted to employees and contractors as a part of the Plan (Note 13).

As at December 31, 2021, there was a total of 7,021,514 warrants and options outstanding including 855,000 warrants and options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders' Awards granted in 2021 (see Note 13). The remaining balance relates to warrants granted to executives, including officers, in prior years.

As part of a transaction including issuance of shares in October 2019 to an investor, the Company issued share warrants subject to the other shareholders’ pre-emption rights to purchase up to 985,610 ordinary shares at an exercise price of $3.04 per share, exercisable between seven and twelve months from the issuance date. The fair value of the share warrants of $475 was determined using the Black-Scholes model with the main data inputs being volatility of 42.6% and an annual risk-free interest rate of 1.63%. In October 2020, the warrants were cancelled and replaced with rights to subscribe to shares on substantially the same terms. Pursuant to these rights, in December 2020 the Company issued and sold 985,610 ordinary shares in exchange for gross cash proceeds of $3,000. Refer to additional detail in Note 10.

In 2020, the Group granted certain employees and consultants options and warrants pursuant to the 2020 Stock Incentive Plan (see Note 13) to purchase 745,000 shares with a weighted average exercise price equal to EUR 3.01 ($3.52) per share. The options vest in tranches over the service period of four years. The majority of the warrants were fully vested when issued, except for 200,000 warrants which became vested in June 2021.

In 2020, 115,000 warrants were exercised and 135,000 warrants were repurchased for consideration of $133.

As at December 31, 2020, there was a total of 2,854,744 warrants and options outstanding including 745,000 warrants and options issued under the 2020 Stock Incentive Plan (see Note 13).

13. SHARE-BASED PAYMENTS

On October 22, 2020, the Company’s shareholders, in an extraordinary general meeting, approved the 2020 Stock Incentive Plan (“the Plan”). Under the Plan, employees, officers, directors, consultants and advisors, on the grant date are eligible to purchase share warrants or receive share options, which can be in the form of incentive stock options and nonstatutory stock options. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options is fixed by the Board of Directors of the Company.

According to the Plan, awards may be made for up to 1,500,000 shares of the Company’s shares of common stock. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any common stock not being issued, the unused common stock covered by such award shall again be available for the grant of awards under the Plan.

In 2021, the Board granted 4,186,770 stock options with a weighted average exercise price of $8.18 per share. In 2020, the Board granted 495,000 stock options and 250,000 warrants with a weighted average exercise price of $3.52 per share.

The number of awards outstanding as at December 31, 2021, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as at January 1, 2021	745,000	3.52
Granted	4,186,770	8.18
Forfeited	(20,000)	(3.52)
Awards outstanding as at December 31, 2021	4,911,770	7.49

The number of awards outstanding as at December 31, 2020, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as at January 1, 2020	—	—
Granted	745,000	3.52
Awards outstanding as at December 31, 2020	745,000	3.52

In December 2020, an investor in the Company nominated several Board members to purchase shares in the Company at an exercise price of $3.04 per share pursuant to its subscription rights that replaced a warrant to purchase the Company’s ordinary shares issued in connection with the Company financing during 2019 (see Note 10). An aggregate of 46,428 ordinary shares were purchased pursuant to this arrangement. The Company recognized an aggregate compensation expense of $66 based on the difference between the purchase price of the shares and the deemed fair value of the Company’s ordinary stock on the purchase date.

Determination of Fair Value of Options and Warrants

In July 2021, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided in twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years ("holding period") after the exercise date. The share options tranches were valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price for each tranche is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of December 31, 2021 the performance conditions were not achieved for any of the tranches.

In September 2021, the Company granted options to an employee for 10,000 shares subject to continuous employment during the vesting period. The option was valued using Black-Scholes model with the main input data being volatility of 55%, risk free rate of 0.94%, and expected weighted average time to vest is 6.1 years. The exercise price and share price are $12.91 per share.

In November 2021, the Company granted options to certain employees for 120,000 shares subject to continuous employment during the vesting period. The options were valued using Black-Scholes model with the main input data being volatility of 55%, risk free rates of 1.19% and 1.23%, and expected weighted average time to vest is 4.6 years. The exercise price and share price were between $14.61 and $14.71 per share.

As of December 31, 2020, one of the warrants provides for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant was considered to be cash-settled and was liability-classified. The fair value of this warrant was determined at each statement of financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. The fair value per share for this warrant as of December 31, 2020 of EUR 0.67 was determined using the Black-Scholes model with the main data inputs being volatility of 55%, an expected life of 3.89 years and an annual risk-free interest rate of 0.17%. The exercise price for this warrant is EUR 3.01 per share. The remaining inputs are consistent with the below option table for 2020.

In June 2021, the liability-classified warrant issued in November 2020 was modified to additionally allow net-share settlement in the event of the holder’s employment termination. The Company has the right to choose between settlement on a net-share or net-cash basis. Accordingly, effective in June 2021, the warrant qualified for recognition as an equity instrument. The carrying value of the warrant liability of $869 was reclassified as equity at the modification date.

As of the modification date, the fair value per share for these warrants of EUR 3.66 ($4.43) was determined using the Black-Scholes model with the main data inputs being volatility of 60%, an expected life of 3.4 years and an annual risk-free interest rate of 0.51%. The exercise price for these warrants is EUR 3.01 ($3.65) per share and the share price was EUR 7.13 ($8.64) per share.

Weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of other options and warrants granted during the year ended December 31 are as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020
Exercise price, USD	8.18	3.52
Share price, USD	8.18	4.22
Risk free interest rate	1.20%	0.41%
Expected volatility	55%	55%
Expected option term	6.56 years	5.16 years
Dividend yield	0%	0%

Expected volatility is based on historical volatility of comparable companies. As of December 31, 2021 and 2020, the weighted average remaining contractual life for options and warrants issued as share based payments was 8.98 and 6.96 years, respectively. The range of exercise prices for options and warrants issued as share based payments was $8.00 to $14.71 per share and $3.52 to EUR 3.01 per share as of December 31, 2021 and 2020, respectively.

Share-based Payment Expense

	YEAR ENDED DECEMBER 31,
	2021	2020
Equity classified share options and warrants expense	1,286	232
Liability classified warrants' expense	709	139
Share-based payment expense	1,995	371

Share-based Payment Reserve

	YEAR ENDED DECEMBER 31,
	2021	2020
Balance at January 1	220	—
Forfeiture and reclass to Other Reserves	(8)	—
Modification of warrant accounting	151	—
Expense for year	2,003	371
Liability classified warrants	—	(151)
Share-based payment reserve at December 31	2,366	220

Share-based payment reserve is included within the share option and warrants reserve (see Note 12).

14. BORROWINGS

Below is the carrying amount of the Group’s term loan and PPP loan and the movements during the years ended December 31, 2021 and 2020:

	YEAR ENDED DECEMBER 31,
	2021	2020
As at January 1, at fair value	5,960	—
Term loan received, net	—	5,934
PPP loan received	—	180
Offset of PPP loan	—	(180)
Interest accrued (Note 20)	480	26
Amortization of issuance costs	34	—
Interest paid	(509)	—
Translation differences	(21)	—
As at December 31, at fair value	5,944	5,960

As of December 31, 2021 and 2020, the non-current and current borrowings are as follows:

	AS AT DECEMBER 31,
	2021	2020
Non-current	—	5,937
Current	5,944	23
Total	5,944	5,960

As of December 31, 2021 and 2020, the total outstanding borrowings are as follows:

	AS AT DECEMBER 31,
	2021	2020
Term loan	5,944	5,960

Below is the carrying amount of the Group’s borrowings, excluding the term loan and PPP loan, and the movements during the years ended December 31, 2020 and 2019:

	YEAR ENDED DECEMBER 31,
	2020	2019
As at January 1, at fair value	18,611	23,050
Senior secured bonds sold, at cash	—	560
Interest paid	(1,656)	(2,246)
Interest accrued (Note 20)	1,495	2,008
Fair value movements	(1,417)	94
Redemptions related to convertible promissory notes	—	(4,480)
Repurchases and redemptions of senior secured bonds	(17,352)	—
Translation differences	319	(375)
As at December 31, at fair value	—	18,611

During the year ended December 31, 2019, the Group had outstanding Euro-denominated senior secured bonds due in 2021 which were secured with the Company’s interest in its subsidiaries and therefore with substantially all of the Group’s assets. These bonds bore an interest rate of 10.5% per annum and could be redeemed early by the Company at a premium ranging between 1.05% and 5.25% depending on the timing. Interest on the bonds was subject to increase by 0.5% to 1.5% if the Group did not maintain certain leverage ratios. Bondholders also had a right of early redemption in the event of the Group’s change in control or default. The bonds were listed on Nasdaq Stockholm.

As at January 1, 2019, the nominal amount of the senior secured bonds outstanding was EUR 15,500 ($17,665). During 2019, the Group sold to third parties additional bonds from treasury with a nominal amount of EUR 500 ($560) at December 31, 2019. At December 31, 2019, the aggregate nominal amount of the senior secured bonds due in 2021 amounted to EUR 16,000 ($17,974) carried at fair value of $18,242, and accrued interest was $369.

As at January 1, 2019, the Group had outstanding convertible promissory notes with a nominal amount of EUR 2,625 ($2,939) due on June 30, 2019, bearing interest at 10% per annum and convertible at maturity at a rate based on the Group’s EBITDA for the last quarter prior to the maturity date. In addition, the Group had an outstanding balance of $1,541 owed to certain existing shareholders who had redeemed convertible promissory notes on the Company’s behalf during 2018. During 2019, the Group redeemed in cash the remaining convertible promissory notes and repaid the balance owed to the shareholders.

All debt securities outstanding during the year ended December 31, 2019 were designated by management as financial liabilities at fair value through profit and loss. At December 31, 2019, the fair value of the senior secured bonds exceeded the nominal value of these bonds by $270 and was determined using market quotes.

In March 2020, the Group repurchased a portion of the senior secured bonds with a nominal amount (including accrued interest) of EUR 4,364 ($4,975), in exchange for a cash payment of EUR 3,123 ($3,567) and subsequently cancelled the purchased bonds. In December 2020, the Group early redeemed the remaining outstanding senior secured bonds with a nominal amount of EUR 11,700 ($13,364), in exchange for a cash payment of EUR 12,069 ($13,785), which includes the redemption premium of 3.15%. The total cash outflow for the redemption of the bonds was EUR 12,301 ($14,050) which included accrued interest. These transactions were accounted for as an extinguishment, and the liability was derecognized from the consolidated statement of financial position as at December 31, 2020. As the senior secured bonds were accounted for at fair value through profit or loss, such bonds were remeasured to fair value using the market quoted prices just prior to repurchase or redemption. Accordingly, the gain on repurchase of EUR 1,241 ($1,417) is recorded as “Fair value movements”, and the redemption premium of EUR 369 ($421) is recorded within “Repurchases and redemptions of senior secured bonds” for the year ended December 31, 2020.

In June 2020, the Group received $180 under an unsecured loan granted under the Payment Protection Plan program authorized by the United States government in response to the novel coronavirus (“COVID-19”) pandemic, as part of the CARES Act. The loan was repayable in monthly instalments from April 2021 to May 2022, borne interest at 1% per annum and could be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. As the Group reasonably believed that it would meet the terms for forgiveness, the loan was accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) during the year ended December 31, 2020. The loan was forgiven in May 2021.

In December 2020, the Group entered into a term loan agreement with an investor, pursuant to which it borrowed $6,000 bearing an interest rate of 8% and due in December 2022, which was used, in part, to redeem the remaining outstanding senior secured bonds due in 2021. The term loan is secured with the shares in the Group's subsidiaries. The term loan is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance were $66 and are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method. For the year ended December 31, 2021 and 2020, the Group paid interest of $484 and $nil, respectively, on the term loan.

15. TRADE AND OTHER PAYABLES

	AS AT DECEMBER 31,
	2021	2020
Trade payables (i)	1,045	521
Accruals	1,968	1,447
Indirect taxes	256	225
Liability classified warrants	—	151
Other payables	22	84
	3,291	2,428
(i)
Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

16. DEFERRED TAX

Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	AS AT DECEMBER 31,
	2021	2020
Deferred tax asset to be recovered after more than 12 months	7,028	5,778
Deferred tax liability to be recovered after more than 12 months	—	—
	7,028	5,778

The change in the deferred income tax account is as follows:

	AS AT DECEMBER 31,
	2021	2020
At January 1	5,778	—
Credit to the consolidated statement of comprehensive income	1,770	5,377
Translation differences	(520)	401
Deferred tax asset at December 31	7,028	5,778

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	AS AT DECEMBER 31,
	2021	2020
Intangible assets	6,481	4,956
Trading losses and other allowances	547	822
Net deferred tax assets	7,028	5,778

At December 31, 2021, the Group had unutilized trading losses and other allowances of $31,508 of which $20,576 were not recognized based on management’s performance projections for 2022 – 2026 and the related ability to utilize the tax losses. At December 31, 2020, the Group had unutilized trading losses and other allowances of $25,458 of which $9,011 were not recognized based on management’s performance projections for 2021 – 2025 and the related ability to utilize the tax losses. The resulting deferred tax asset of $547 and $822 as of December 31, 2021 and 2020, respectively, is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act.

At December 31, 2021, the Group had unutilized capital allowances of $93,409 related to intangible assets, a net increase of $28 million during the year as a result of a step up in the intangible assets' value after the public offering in July 2021. The balance of $41,554 were not recognized based on management’s performance projections for 2022 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $6,482. At December 31, 2020, the Group had unutilized capital allowances of $79,296 related to intangible assets, of which

$39,645 were not recognized based on management’s performance projections for 2021 – 2025 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,956.

17. REVENUE

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

For the year ended December 31, 2021, our top ten customers accounted for 52% of our revenue and our two largest customers accounted for 13% and 10% of our revenue. For the year ended December 31, 2020, our top ten customers accounted for 55% of our revenue and our largest customer accounted for 20% of our revenue. For the year ended December 31, 2019, our top ten customers accounted for 56% of our revenue and our largest customer accounted for 21% of our revenue.

The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
U.K. and Ireland	21,391	16,189	13,412
Other Europe	10,800	5,252	2,879
North America	7,484	3,959	1,916
Rest of the world	2,648	2,580	1,059
Total revenues	42,323	27,980	19,266

The Group presents disaggregated revenue by monetization type as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Hybrid commission	15,616	14,738	11,060
Revenue share commission	3,596	3,308	3,856
CPA commission	18,591	9,047	3,447
Other revenue	4,520	887	903
Total revenues	42,323	27,980	19,266

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Casino	35,632	24,135	14,020
Sports	6,188	3,210	4,686
Other	503	635	560
Total revenues	42,323	27,980	19,266

18. OPERATING EXPENSES

Sales and marketing expenses

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Wages, salaries, benefits and social security costs	8,362	4,515	4,303
External marketing expenses	2,070	1,208	3,526
Amortization of intangible assets	1,817	1,817	1,873
Share-based payments	524	63	—
Other	1,294	500	1,160
Total sales and marketing expenses	14,067	8,103	10,862

Technology expenses

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Wages, salaries, benefits and social security costs	3,296	2,183	2,225
Depreciation of property and equipment	46	13	5
Amortization of intangible assets	129	15	—
Share-based payments	—	91	—
Other	476	201	268
Total technology expenses	3,947	2,503	2,498

General and administrative expenses

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Wages, salaries, benefits and social security costs	4,044	3,114	1,757
Share-based payments	1,471	217	—
Depreciation of property and equipment	130	110	105
Amortization of right-of-use assets	279	272	243
Short term leases	382	203	630
Legal and consultancy fees	2,590	928	460
Accounting and legal fees related to offering	963	724	—
Costs related to lease termination	—	155	121
Employees’ bonuses related to offering	1,085	—	—
Acquisition related costs	520	—	—
Other	1,550	233	897
Total general and administrative expenses	13,014	5,956	4,213

19. PERSONNEL

The average number of employees, including executive and non-executive directors, during the year was as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Executive directors	1	1	1
Non-executive directors	6	5	5
Sales and marketing employees	96	57	61
Technology employees	58	30	23
General and administrative employees	25	18	20
	186	111	110

As of December 31, 2021, 2020 and 2019, the Group had 229, 119 and 117 employees, respectively.

20. FINANCE INCOME AND FINANCE EXPENSES

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Finance income	2,581	303	140
Finance expenses	(1,809)	(2,099)	(2,475)
Net finance expenses	772	(1,796)	(2,335)

Finance income of the Group is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Finance expenses for the year ended December 31, 2021 is comprised of $480 of interest expense on term loan, $188 of interest expense on lease liabilities, $1,041 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity's functional currency, and $100 related to other finance charges.

Finance expenses for the year ended December 31, 2020 is comprised of $1,521 of interest expense on senior secured bonds due in 2021 and the term loan, $204 of interest expense on lease liabilities, $157 of costs to repurchase warrants, $173 of translation losses of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $44 related to other finance charges.

Finance expenses for the year ended December 31, 2019 is comprised of $2,008 of interest expense on senior secured bonds due in 2021 and convertible promissory notes, $211 of interest expense on lease liabilities, $108 of translation losses of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $148 of other finance expenses related issuance of the senior secured bond.

21. BASIC AND DILUTED INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Due to the net loss recorded for the year ended December 31, 2019, potential ordinary shares were anti-dilutive for the loss per share calculation.

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Net income (loss) for the year attributable to the equity holders	12,453	15,151	(1,901)
Weighted-average number of ordinary shares, basic	30,886,559	27,595,446	25,477,405
Net income (loss) per share attributable to ordinary shareholders, basic	0.40	0.55	(0.07)
Net income (loss) for the year attributable to the equity holders	12,453	15,151	(1,901)
Weighted-average number of ordinary shares, diluted	33,746,536	30,879,550	25,477,405
Net income (loss) per share attributable to ordinary shareholders, diluted	0.37	0.49	(0.07)

Common stock warrants and options to purchase 7,021,514, 2,854,744 and 3,345,354 ordinary shares were outstanding at December 31, 2021, 2020 and 2019, respectively, that could potentially be dilutive in the future (Note 12).

For disclosures regarding the number of outstanding shares, see Note 10.

22. TAX EXPENSE (BENEFIT)

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Current tax expense	1,481	978	420
Deferred tax charge (Note 16)	—	—	452
Deferred tax credit (Note 16)	(1,770)	(5,377)	—
	(289)	(4,399)	872

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the applicable tax rate of 5% as follows:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Income (loss) before tax	12,164	10,752	(1,029)
Tax expense at 5%	608	538	(52)
Tax effects of:
Disallowed expenses (credits)	239	(692)	322
Movements in temporary differences	(939)	(1,892)	233
Income subject to other tax rates	(273)	(2,144)	248
Other	76	(209)	121
	(289)	(4,399)	872

23. RELATED PARTY TRANSACTIONS

All significant shareholders and other companies controlled or significantly influenced by the shareholders, and all members of the key management personnel of the Group are considered by the Board of Directors to be related parties.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including Directors. Compensation paid or payable to key management was comprised of the following:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Salaries and remuneration to key management and executive directors	3,897	1,379	714
Non-executive directors’ fees	401	246	150
	4,298	1,625	864

The emoluments paid to the Directors during the years ended December 31, 2021, 2020 and 2019 amounted to $1,202, $834 and $450, respectively.

The following transactions were carried out with related parties:

	YEAR ENDED DECEMBER 31,
	2021	2020	2019
Expenses
Remuneration paid as consultancy fees	1,874	874	468
Salaries and wages	1,079	542	246
Other expenses	20	16	13
Share-based payments	1,345	—	—
	4,318	1,432	727

As per December 31, 2021 and 2020, the balance outstanding to key management and directors was $584 and $25, respectively.

As at December 31, 2021 and 2020 the following stock options and warrants were held by related parties:

	2021	2020
Key management and executive directors	6,216,514	1,909,744

In July 2021 the Company granted 4,056,770 share options under the Founders' Award (Note 13).

During the year ended December 31, 2021, 250,000 warrants held by an executive that were not previously included within related parties’ holdings were included as a result of a change in role.

During the year ended December 31, 2020, non-executive directors exercised 115,000 warrants and the Company repurchased 35,000 warrants. Additionally, in December 2020 the Company issued and sold to related parties 655,783 ordinary shares in exchange for cash proceeds of $1,990. These shares were sold pursuant to the rights to subscribe to shares that previously replaced warrants to purchase the Company’s ordinary shares issued in connection with the Company financing during 2019 (see Note 10). Of the aggregate 655,783 ordinary shares purchased, 46,438 shares were purchased by the Company’s directors nominated by the holder of the warrants, and included an element of compensation (see Note 12). The remaining 609,345 shares were purchased by the original investor in the 2019 financing and other related parties.

24. EVENTS AFTER THE REPORTING PERIOD

On January 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of Roto Sports, Inc. ("Roto Sports") for consideration of (i) a cash amount of $13,500 (net of holdbacks and sellers expenses paid and being a subject to a final net working capital adjustment), (ii) issued 451,264 unregistered ordinary shares, (iii) $2,500 due on the first anniversary of the closing date and (iv) $5,300 due on the second anniversary of the closing date. At its own discretion, the Company can pay up to 50% of the deferred payments in unregistered ordinary shares. The acquisition of Roto Sports is envisaged to enable the Group to accelerate its business in the U.S. During the year ended December 31, 2021, the Group incurred acquisition-related costs of $0.5 million on legal and consulting fees, which were included in general and administrative expenses. The Company is in the process of evaluating the acquisition accounting considerations and has engaged a third-party valuation specialist to assist with the purchase price allocation. Disclosure is limited to information available as of the date of issuance of these consolidated financial statements.

On January 31, 2022, the Company acquired 100% of the issued and outstanding equity interests of NDC Media, operator of BonusFinder.com, for an aggregate purchase price of EUR 12,500 ($13,920), of which EUR 10,000 ($11,140) was paid in cash (subject to adjustments for cash, working capital, and indebtedness, among other factors), with cash on hand and EUR 2,500 ($2,860), or 269,294 in newly issued, unregistered ordinary shares. NDC Media shareholders may benefit from an additional payment of up to a maximum of EUR 19,000 ($21,850) to be paid in 2023 based on their financial performance, such as an EBIDTA target, during 2022, and a further potential payment of up to EUR 28,500 ($32,800) to be paid in 2024 based on certain conditions being met during 2023. The Company has the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares. A conversion rate of 1.1138 EUR to USD (the Central Bank reference rate on January 28, 2022) was used. The acquisition of NDC Media is envisaged to enable the Group to accelerate its business in the U.S. and Canada. Subsequent to year ended December 31, 2021, the Group incurred acquisition-related costs of $0.3 million on legal and consulting fees. The Company is in the process of evaluating the acquisition accounting considerations and has engaged a third-party valuation specialist to assist with the purchase price allocation. Due to the proximity of the date of this acquisition and the issuance of these consolidated financial statements, the Group has not finalized it’s acquisition accounting and as such the disclosure is limited to the information available as of the date of issuance of these consolidated financial statements.

In January 2022, the Company began operating in Louisiana, Maryland and New York.

In January 2022, the Company entered into a sports betting media partnership with the McClatchy Company.