Form 20-F
period 2022-12-31
Gambling.com Group Ltd
filed 2023-03-23
CIK 1839799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 20-F
________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
________________________________________________________
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
36,470,341 ordinary shares at December 31, 2022
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery of analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to 240.10D-1(b) ☐

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
Yes ☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Statements

Gambling.com Group Limited and its consolidated subsidiaries (the “Company, the “Group,” “we,” “us, “our” and words of similar references) reports its consolidated financial statements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as adopted by the European Union (“EU”). None of our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.
We maintain our books and records in Euros, the functional currency of the Company. The reporting currency for our financial statements is United States dollars (“USD” or “U.S. dollars”). Unless otherwise noted, the financial information presented herein as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 is stated in U.S. dollars, our reporting currency. All dollar amounts in this annual report are in thousands of USD unless otherwise stated. All references herein to “our financial statements,” “our consolidated financial information,” and “our consolidated financial statements,” are to the consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects – Operating Results” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.
Financial Information in U.S. Dollars
The Company’s functional currency is Euros. USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into USD at the rates indicated. See “Note 2—Foreign Currency Translation” to our consolidated financial statements for rates utilized to translate Euro amounts into the reporting currency of USD.
Constant Currency
Some of our financial and operational data that we disclose in this annual report is presented on a "constant currency" basis to isolate the effect of currency changes during the year. Where we refer to a measure being calculated in “constant currency,” we are calculating the dollar change and the percentage change as if the exchange rate that is being used in the current period was in effect for all prior periods presented. We believe that this calculation provides a more meaningful indication of actual period over period performance and eliminates any fluctuations from currency exchange rates.
Rounding
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Special Note Regarding Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. Such non-IFRS measures are Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Per Diluted Share and Free Cash Flow. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Non-IFRS Financial Measures.”

SELECTED DEFINITIONS
Throughout this annual report, we use a number of industry-specific terms and key performance indicators used by management. These industry-specific terms and key performance indicators are described throughout this annual report and are discussed in more detail in the section entitled “Item 5. Operating and Financial Review and Prospects – Operating Results.” We define these terms as follows:
▪“B2B” refers to business-to-business.
▪“CPA” or “Cash Per Acquisition” refers to a model where an online gambling affiliate receives a single cash payment for each referred player that satisfies certain agreed upon criteria.
▪“GGR” refers to gross gaming revenue.
▪“Hybrid” refers to a model where an online gambling affiliate receives a combination of revenue share and CPA per referred player.
▪“iGaming” refers to online casino services which offer games typically available in land-based casinos such as blackjack, roulette, and slot machines.
▪“NDCs” refers to new depositing customers at an online gambling operator. We and some of our peers track the NDCs we generate for our customers as a key performance indicator, or KPI, to understand the ongoing performance of our platform. When used in “Item 5. Operating and Financial Review and Prospects – Operating Results,” an NDC refers to a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer thereby triggering the right to a commission for us.
▪“NGR” refers to net gaming revenue, calculated by making certain deductions from GGR such as bonuses, taxes and fees.
▪“Online gamblers” refers to end users of online gambling services.
▪“Online gambling” refers to all forms of online gambling including sports betting, iGaming, daily fantasy sports, poker and bingo among others.
▪“Online gambling affiliates” refers to companies that provide performance marketing services to online gambling operators.
▪“Online gambling operators” refers to licensed companies that operate real money online gambling services on one or more of their own websites.
▪“Organic growth” refers to percentage change in sales during the past period compared to the same period the previous year. Organic growth is adjusted to exclude revenue from businesses or assets acquired during the past 12 months.
▪“Our customers” refers to online gambling operators to which we referred online gamblers.
▪“Our referred players” refers to the entire body of online gamblers who we have referred to our customers.
▪“Revenue share” refers to a model where an online gambling affiliate is compensated with a percentage of the NGR produced by a pool of referred players.
▪“SEO” refers to search engine optimization.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:
▪our ability to manage our continued expansion into the U.S. markets and other markets in which we currently operate and expansion into new markets;
▪our ability to compete in our industry;
▪our expectations regarding our financial performance, including our revenue, costs, EBITDA, and other non-IFRS measures;
▪our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪our ability to attract, retain, and maintain good relations with our customers;
▪our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business both in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;
▪our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
▪our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions;
▪our ability to maintain, protect, and enhance our intellectual property;
▪our ability to manage the increased expenses associated and compliance demands with being a public company;
▪our ability to maintain our foreign private issuer status;
▪our ability to effectively manage our growth and maintain our corporate culture; and
▪other factors detailed herein under “Item 3. Key Information – Risk Factors.”
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
C.    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.    RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including the section titled “Item 5. Operating and Financial Review and Prospects – Operating Results” and our consolidated financial statements and related notes, before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment.

Summary Risk Factors

The following is a summary of some of the principal risks we face:

•We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics.
•The online gambling industry is heavily regulated. Changes to the regulatory framework in the jurisdictions in which we operate could restrict our ability to advertise or could harm our customers’ business, which could in turn negatively affect our financial performance.
•Our industry continues to evolve, which makes it difficult to evaluate our current business and future prospects.
•We derive a significant portion of our revenue from our top ten customers. The loss of one or more of these customers could materially negatively impact our results.
•We do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.
•A large portion of our revenue depends on our customers’ calculated revenue and cost base and could therefore vary or be subject to miscalculations or misrepresentation.
•We depend on key personnel to operate our business. An inability to retain, attract and integrate qualified personnel would harm our ability to develop and successfully grow our business.
•Our ability to increase our revenue depends on our ability to introduce successful new products and services. Our ongoing investments in developing products and services involve significant risks, could disrupt our current operations and may not produce the long-term benefits that we expect.
•Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements, could adversely affect our business and our operations.
•If we fail to protect or enforce our rights in our proprietary technology, brands or other intellectual property, or face any potential liability and expense for legal claims for infringement of intellectual property rights of others, our competitive position and our business could be materially adversely affected.
•An actual, alleged or perceived security incident, including a cybersecurity attack, inadvertent disclosure or breach of sensitive information, including confidential and personal information we process, or of the security of our or our customers’, vendors’, or partners’ networks and systems could be detrimental to our business, reputation, financial information and results of operations.
•Systems failures and resulting interruptions in the availability of our websites, apps, or platforms could adversely affect our business, financial condition, and results of operations.
•We have acquired, and may continue to acquire, other companies, domain names, and/or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire businesses whose market power or technology could be important to the future success of our business.
•If we fail to manage our rapid growth effectively, our brand, business, financial condition, and results of operations could be adversely affected.
•The impact of economic conditions, including foreign exchange rates, inflation, and the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.
•The impact of the Inflation Reduction Act of 2022 may adversely affect our future financial condition, and results of operations.
•We identified material weaknesses in our internal control over our financial reporting process. If we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations.
•Negative events or negative media coverage relating to online gambling may adversely impact our ability to retain or attract online gamblers, which could have an adverse impact on our business.
•We and our customers may have difficulty accessing the services of banks or the financial system and our business could be materially adversely affected.
•Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements, could adversely affect our business and our operations.
•We may be subject to legislation that limits or restricts the marketing of online gambling services and we could fail to comply with such legislation.
•We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.
•Consolidation among online gambling operators may reduce demand for our products and profitability.
•Failure to meet ESG expectations or standards could adversely affect our business, results of operations, financial condition, or share price.
•Our status as a non-U.S. company could have certain material adverse effects on our business, financial condition, and results of operations.
Risks Relating to Our Business and Industry
We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics.

We rely heavily on Internet search engines, such as Google, through their unpaid search results, also known as Organic, to generate a significant portion of the traffic to our website. Traditionally, the vast majority of the traffic to our websites come through unpaid channels, including SEO and Direct.

SEO is the process of optimizing websites to make them more appealing to search engines so that they rank favorably in the search engines’ results pages for certain search queries. Although we believe that Google and other search engines are increasingly adept at identifying the truly high-quality content that deserves prominence, the factors affecting the appearance and rankings of search results are determined by search engines and are therefore not under our direct control.

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

Our websites have experienced fluctuations in search rankings in the past. While the amount of natural search traffic from Google across our entire portfolio consistently varies based on a variety of factors related to both search rankings and consumer demand, the amount of natural search traffic can shift up or down more significantly when Google implements a Core Algorithm Update to their search algorithm. Other known updates that Google have previously released simultaneously and on a consistent basis are the Product Review Updates, Spam Update and Help Content Update. These updates target specific areas of a website if they don't meet Googles Guidelines but tend to have a lesser impact to the Core Updates.

Core Updates can lead to larger than normal changes in Google search engine rankings which in turn affect traffic, although some updates have no impact on certain websites. We have consistently seen increases in our natural search traffic between Core Algorithm updates. When updates are negative, we tend to continue to grow after the update is fully rolled out. When updates are positive, we tend to plateau for a short period after the update.

In September 2022, Google launched a Core Algorithm Update whereby Gambling.com saw traffic increase of 10% compared to the prior month. In Q4 2022, Google released a Product Review Update, two Spam Updates and a Helpful Content Update. The Gambling.com website in particular saw an uptick in Q4 traffic of 23% which means it benefited from these Google Updates, along with the winter seasonality increase. As we mostly saw gains from these updates across all our sites, some competitors would have experienced declines and on another day, this could have been the other way round, where we experience declines and our competitors haves gains.

If our websites are listed less prominently or fail to appear in search results for any reason, our business, results of operations and financial condition could be materially adversely affected.

In addition to that, if the nature of search of engines fundamentally changes due to the potential of artificial intelligence to disrupt the prevailing paradigm within online searches, and users begin to prefer chatbot-style search engines, this could result in fewer users using “traditional” search engines and could have a material adverse effect on our revenue.

Our industry continues to evolve, which makes it difficult to evaluate our current business and future prospects.

We launched operations in 2006 and, since then, have frequently expanded our business. Our evolving business makes it difficult to forecast our future results of operations. Our historical revenue growth should not be considered indicative of our future performance. These risks and challenges include our ability to:

•attract and retain new customers;
•increase the number of users of our websites and apps;
•continue to earn and preserve a reputation for providing meaningful and reliable reviews of our customers;
•successfully manage our growth;
•successfully develop and deploy new features and products;
•manage and integrate successfully acquisitions of businesses;
•avoid interruptions or disruptions on our platform; and
•recruit, integrate and retain talented personnel.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in section “Item 3. Key Information – Risk Factors,” our business, financial condition, and results of operations could be adversely affected. Further, because we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks, and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.
We derive a significant portion of our revenue from our top ten customers. The loss of any of these customers could materially negatively impact our results.
Historically, we have derived a significant portion of our revenue from a limited number of customers. For the years ended December 31, 2022, 2021, and 2020, our top ten customers accounted for 50%, 52% and 55% of our revenue, respectively. For the year ended December 31, 2022, our largest customer accounted for 9% of our revenue. For the year ended December 31, 2021, our two largest customers accounted for 13% and 10% of our revenue. For the year ended December 31, 2020, our largest customer accounted for 20% of our revenue. These top customers contributed more revenue than the other customers primarily because they were able to convert online gamblers into NDCs at a higher rate.

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

Most of our customers do business with us by placing orders for particular digital marketing services or entering into revenue share arrangements. If we perform well with respect to particular services, then the customer may place new orders with us for additional services or enter into new revenue share arrangements. We rarely have any commitment from a customer beyond the services contemplated in the order or revenue share arrangement and, even then, customers can typically terminate at any time. As a result, our success is dependent upon our ability to deliver value to our customers and obtain repeat business from existing customers, while continually expanding the number of customers for whom we provide services. In addition, it is relatively easy for customers to seek alternative online gambling affiliates for their digital marketing services because there are no significant switching costs. Because we generally do not have long-term contracts, it may be difficult for us to accurately predict future revenue streams at times. We cannot provide assurance that our current customers will continue to use our services or that we will be able to replace departing customers with new customers that provide us with comparable revenue.
A large portion of our revenue depends on our customers’ calculated revenue and cost base. Our customers’ calculations could vary or be subject to miscalculations or deliberate misrepresentation.
We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.

Under revenue share agreements, net revenues are calculated as GGR for a user, adjusted for direct costs—such as transaction fees, bonuses, and taxation. Online gambling operators’ direct costs may increase due to various factors, including increased taxation caused by new tax regulations. Some online gambling operators introduce arbitrary administration or other fees into the calculation to further reduce NGR.

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

In addition, after we have directed an online gambler to an online gambling operator, we cannot directly track the online gambler’s activities in the online gambling operator’s system. We, therefore, rely on the net revenue calculations by the online gambling operator to determine our entitled payment. Consequently, there is a risk of miscalculation and misrepresentation, whether due to error, negligence, or fraud. If such miscalculations occur undetected and are not subsequently remedied or retroactively adjusted, we could receive a lower fee than we are entitled to under our agreements, which, in turn, could result in lost revenue and have a material adverse effect on our business, financial condition, and results of operations.

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

Our success and growth strategy depend on our ability to attract and retain key management and operating personnel, including skilled developers, marketing personnel, project managers, product managers and content editors. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced developers and marketing personnel, who are critical to the success of our business, are also in particularly high demand. Competition for their talents is intense and retaining such individuals can be difficult. The fallout from "the Great Resignation" may also make it more difficult to find and retain key personnel. In addition, any volatility in our share price could negatively impact the value of equity awards and adversely affect our ability to retain key management and executives.

The future success of our business is highly dependent on the services and decisions of our management team, including Charles Gillespie, our Chief Executive Officer, Kevin McCrystle, our Chief Operating Officer, and Elias Mark, our Chief Financial Officer. The loss of one or more of our executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Messrs. Gillespie, McCrystle, and Mark are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, operating results and financial condition could be materially adversely affected.

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

To attract new visitors, we must offer and develop new features on a continuous basis and perform regular system updates. As a result, we have invested, and expect to continue to invest, significant resources in developing products and services to drive traffic to our platform and engage our visitors. For example, we have made considerable investments in our technology platform, including the Adge business intelligence system, the Origins publishing platform, the Genesis content management system, and the Elements advertiser management system. Our product development efforts may include significant changes to our existing products or new products that are unproven. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including distracting management and disrupting our current operations. We cannot assure that any resulting new or enhanced products and services will engage online gamblers and online gambling operators. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such products, thereby harming our ability to generate and increase revenue.

An actual, alleged, or perceived security incident, inadvertent disclosure or breach of sensitive information, including confidential and personal information, we process, or of the security of our or our customers’, vendors’, or partners’ networks and systems could be detrimental to our business, reputation, financial information and results of operations.

Advances in technology, discoveries of new weaknesses and other developments with software generally used by the Internet community may increase the risk that we will suffer a security incident. As part of our business, we process certain personal, confidential and sensitive information. We may in the future fail to detect or prevent security incidents, inadvertent disclosure or breach of sensitive information, including from malware, ransomware, viruses, worms or similar threats for any number of reasons, such as our failure to enhance and expand our platform to reflect industry trends, new technologies and new operating environments, the complexity of the environment, network or systems of our clients, vendors, or partners. We, our customers, vendors or partners may experience such incidents due to data being misappropriated by a malicious insider or unauthorized party, such as employee error, rogue employee activity, or other unlawful or unauthorized acts. If these are successful, they may result in either threatened or actual exposure leading to unauthorized access, disclosure and misuse of sensitive information or other information regarding customers, vendors, partners, employees, or our company and business, and our technologies, systems and networks have been subject to attempted cyberattacks. If we experience any such incidents, we may incur significant costs in protecting against or remediating such incidents, which include investing in resources to address these incidents. We may not be able to remedy any incidents or incidental problems in a timely manner, or at all. To the extent potential customers, industry stakeholders or other third parties believe that the failure to detect or prevent any particular threat is a flaw or indicates that our platform is not secure our reputation and business would be harmed. Any real or perceived defects, errors or vulnerabilities in our platform or business, or any other failure of our platform to detect an incident, could result in:

•a loss of existing or potential customers;
•delayed or lost revenue and adverse impacts to our business, financial condition and operating results;
•a delay in attaining, or the failure to attain, market acceptance;
•the expenditure of significant financial and research and development resources in efforts to analyze, correct, eliminate, or work around errors or defects, and address and eliminate vulnerabilities;
•an increase in resources, including devoted customer service and support, which could adversely affect our gross margins;
•decrease in value to our reputation or brand; and
•claims and litigation, regulatory inquiries, or investigations, enforcement actions, including fines, and other claims and liabilities, all of which may be costly and burdensome and further harm our reputation.

We may be the target of a cybersecurity attack that could impact a portion of our information technology systems.

We may be a target of a cybersecurity attack that could impact a portion of our information technology. For example, in September 2020, we experienced a security incident where unauthorized access to a cloud computing account occurred. During this incident, new cloud computing servers were deployed, which we believe was in an attempt to mine Bitcoin. We quickly detected and stopped the unauthorized access and secured our systems by changing all passwords. We subsequently hired a third-party security firm that conducted an external security audit which identified a number of remediation points to further tighten security, all of which were resolved by the end of the reporting period. While this incident did not cause any material disruptions of our business and operations and had no material impact on the financial condition or results of operations of the business, future cybersecurity attacks may have a material adverse effect.

We may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from cybersecurity attacks, which could have a material adverse impact on our business, financial condition, or results of operations in the future. While we have implemented remediation points identified by our third-party security firm to address the constantly evolving threat landscape, we cannot provide assurance that our security frameworks and measures will be successful in preventing future cyberattacks. Further, the incident may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to definitively determine the impact to these relationships and whether we will need to engage in any activities to rebuild them. If customers lose confidence in us and we fail to rebuild these relationships, our business, financial condition, and results of operations would be materially negatively impacted.

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

We may experience system failures and other events or conditions from time to time that could interrupt the availability, or reduce or affect the speed or functionality of, our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an appropriate period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of users.

We have acquired, and may continue to acquire, other businesses, domain names, or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

As part of our business strategy, we have previously acquired businesses and will continue to consider potential strategic transactions that we believe could complement or expand our product and service offering, broaden our geographic presence, enhance our technical capabilities, or otherwise offer growth opportunities. For example, in the past, we have acquired certain websites and associated assets, including, in 2022, Roto Sports, Inc. (“Roto Sports”), owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice; and NDC Media, owner and operator of BonusFinder.com, a leading gambling bonus comparison site; the Casinos.com domain; and domain portfolios consisting of more than 100 domains intended for targeting North American markets.

The acquisition of a business is accompanied by numerous risks, including:

•failure of due diligence during the acquisition process;
•adverse short-term effects on reported operating results;
•the potential loss of key partners or key personnel in connection with, or as the result of, a transaction;

•the impairment of relationships with clients of the acquired business, or our own customers, partners or employees, as a result of any integration of operations or the expansion of our offerings;
•the recording of goodwill and intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
•the diversion of management’s time and resources;
•the risk of entering into markets or producing products where we have limited or no experience, including the integration or removal of the acquired or disposed products with or from our existing products; and
•the inability to properly implement or remediate internal controls, procedures and policies appropriate for a public company at businesses that prior to our acquisition were not subject to federal securities laws and may have lacked appropriate controls, procedures and policies.

Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

The acquisition of new businesses is costly and such acquisitions may not enhance our financial condition.

Part of our growth strategy is to acquire businesses and identify and acquire assets and technologies that complement our business. The process to undertake a potential acquisition is time-consuming and costly. We expend significant resources to undertake business, financial, and legal due diligence on our potential acquisition target and there is no guarantee that we will acquire the company after completing due diligence.

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

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

•unanticipated costs or liabilities associated with the acquisition, such as transaction-related lawsuits or claims;
•failure or material delay in closing a transaction;
•incurrence of acquisition-related costs;
•diversion of management resources from existing business operations;
•regulatory uncertainties;
•weak, ineffective, or incomplete data privacy compliance and strategies of an acquired company;
•harm to our existing business relationships with online gambling operators as a result of the acquisition;
•harm to our brand and reputation;
•the potential loss of our key employees;
•difficulties in retaining customers or key employees of an acquired company;
•difficulties in integrating the technologies, operations, existing contracts, and employees of an acquired company; and
•use of substantial financial resources to consummate the acquisition.

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

If we fail to manage our rapid growth effectively, our brand, business, financial condition, and results of operations could be adversely affected.

Since our founding in 2006, we have experienced rapid growth in the number of customers, the number of websites we own, our geographic reach, and our operations. We expect to continue to experience growth in these areas in the future. This growth has imposed, and may continue to impose, significant responsibilities on our management, including the need to identify, recruit and integrate additional employees with relevant expertise, expand the scope of our current technological platform, and invest in improved controls over technology, financial reporting and information disclosure. If we fail to manage the growth of our business and operations effectively, the quality of our service and the efficiency of our operations could suffer, which could adversely affect our business, financial condition, and results of operations.

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

Our performance is subject to economic conditions and their impact on the levels of consumer spending. Demand for entertainment and leisure activities, including online gambling, has in the past, and could in the future, decline during periods when discretionary consumer spending declines, including during economic downturns, inflation, geopolitical crises, major central bank policy actions including interest rate increases, public health crises, or other factors, when consumers generally earn less disposable income. Changes in discretionary consumer spending or consumer preferences are driven by factors beyond our control, such as:

•unfavorable changes in general economic conditions, including recessions, economic slowdowns, and periods of inflation;
•fears of recession, higher inflation, and changes in consumer confidence in the economy;
•sustained high levels of unemployment;
•increases in taxes, including gambling taxes or fees;
•high energy, fuel and other commodity costs;
•the potential for bank failures or other financial crises; and
•terrorist attacks, wars, health crises, or other global events.

In addition, adverse economic conditions could impact our ability to access the capital markets and/or credit markets to raise funds for general corporate purposes or as consideration for mergers and acquisitions.

During periods of economic contraction, our revenues may decrease while most of our costs remain fixed and some costs may even increase, resulting in decreased earnings.

The impact of the Inflation Reduction Act of 2022 may adversely affect our future financial condition, and results of operations.

In August 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law by President Biden. The IRA includes a number of changes to existing U.S. federal tax law including, among other things, a new corporate alternative minimum tax. These provisions are effective for tax years beginning in the fiscal year 2023.

While we are currently assessing the impact of the IRA and will continue to analyze as further guidance is issued, it may have an adverse effect on our future financial condition, and results of operations.

Consolidation among the online gambling operators may reduce demand for our products and profitability.

Much of the demand for our products derives from the desire of online gamblers to switch between different online gambling websites. The revenues of an online gambling website from a particular online gambler are usually highest in the first month after that online gambler signs up to the website. Therefore, online gamblers switching between online gambling operators are likely to bring higher revenues to us. A consolidation of the online gambling sector could significantly reduce the ability and desire of online gamblers to switch between online gambling operators, thereby potentially reducing our expected revenues. Furthermore, consolidation among online gambling operators may reduce competition for use of our product and therefore reduce our pricing power in the marketplace. Any significant move towards consolidation within the online gambling industry could therefore have a material adverse effect on our business, financial condition, and results of operations.

Negative events or negative media coverage relating to online gambling may adversely impact our ability to retain or attract online gamblers, which could have an adverse impact on our business.

The online gambling industry is subject to negative publicity relating to perceptions of underage gambling, exploitation of vulnerable customers, and the historic link between the gambling industry to criminal activities. For example, during 2022, large media outlets such as The New York Times, The Washington Post, The Wall Street Journal, and CNBC published negative articles or news reports re: the online gambling industry. As a service provider to the online gambling industry, our reputation can be negatively affected and, accordingly, significantly influence our business. In addition, a negative shift in the perception of online gambling by the public or by policymakers, lobbyists or others could affect future legislation of online gambling, which could cause jurisdictions to abandon proposals to legalize online gambling, thereby limiting the number of jurisdictions in which we can operate. Furthermore, illegal betting activity could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also lead to new restrictions on or to the prohibition of online gambling in jurisdictions in which we currently operate. Such negative publicity could also diminish confidence in, and the use of, our platform and result in decreased revenue or slower customer growth rates, which could seriously harm our business.

We and our customers may have difficulty accessing the services of certain banks or financial systems and our business could be materially adversely affected.

Although financial institutions are permitted to provide services to us and others in the online gambling industry, certain banks may be hesitant to offer services to us because we operate and are service providers for iGaming and sports betting businesses in certain jurisdictions. Consequently, we may encounter difficulties in establishing and maintaining banking relationships in certain jurisdictions with a full scope of services and generating market rate interest. If we were unable to maintain these bank accounts, it could make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges which could materially adversely impact our business. Similarly, some customers may be unable to access the services of banks or the financial system, whether due to banks’ concerns with respect to providing services to the iGaming and sports betting businesses in general or changes of laws and regulations that might limit our customers’ ability to access the financial system. If some of our customers were unable to access the service of banks or the financial system, we would not be able to collect payment due from such customers in time or at all, which could materially adversely impact our business and financial performance.

In addition, a deterioration of conditions in worldwide credit markets could limit our ability to obtain external financing to fund our operations and capital expenditures. We may also experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults, which could have a material adverse effect on our business, results of operations, or financial condition.

Failure to meet ESG expectations or standards could adversely affect our business, results of operations, financial condition, or share price.

In recent years, there has been an increased focus from stakeholders on ESG matters, including greenhouse gas emissions and climate-related risks, renewable energy, water stewardship, waste management, diversity, equality and inclusion, responsible sourcing and supply chain, human rights, and social responsibility. Evolving stakeholder expectations and our efforts to manage these issues, report on them, and accomplish our goals present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material adverse impact, including on our reputation and share price.

Such risks and uncertainties include:
•reputational harm, including damage to our relationships with customers, suppliers, investors, governments, or other stakeholders;
•the success of our collaborations with third parties;
•increased risk of litigation, investigations, or regulatory enforcement action and associated costs;
•unfavorable ESG ratings or investor sentiment;
•diversion of resources and increased costs to control, assess, and report on ESG metrics;
•access to and increased cost of capital; and
•adverse impacts on our share price.

Any failure, or perceived failure, to meet evolving stakeholder ESG expectations and industry standards or could have an adverse effect on our business, results of operations, financial condition, or share price.

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

In December 2020, the Department for Digital, Culture, Media, and Sport (DCMS) in the United Kingdom began its review of the current gambling legislation in the United Kingdom, the Gambling Act 2005, which specifically included a directive to evaluate a number of areas, including stake and loss limits, advertising and bonuses, and the role of the U.K. Gambling Commission. This review was concluded in 2022, but the White Paper containing the proposed regulatory reforms has yet to be published by the U.K. government and is unlikely to be published until the first half of 2023. The DCMS also launched an investigation in early 2023 to review the U.K.’s current gambling policy, as well as the U.K. government’s progress, or lack thereof, toward amending U.K. gambling laws to make them fit for the future. A committee inquiry will review a range of gambling-related issues and is also inviting interested parties to provide written evidence to help it achieve its goals. The U.K. Committee for Advertising Practice published new advertising restrictions which took effect on October 1, 2022 and prohibit gambling operators from featuring celebrities in their advertisements, who are likely to have strong appeal to persons under the age of 18. The ban includes athletes, celebrities, and social media influencers, as well as advertising on sports team uniforms and in stadiums. Given that the White Paper has yet to be published, the new advertising rules have only recently been put into effect, and the investigation has recently commenced, it is difficult to predict at this stage what impact these matters may have on our business. Furthermore, in June 2020, the U.K. All-Party Parliamentary Group for Gambling Related Harm recommended that the U.K. government ban all forms of gambling advertising. If this ban is implemented and our business falls within the definition of gambling advertising, our business in the United Kingdom would be blocked.

In June 2021, Canada passed Bill C-218 which allows individual provinces and territories to decide how to regulate single-event sports betting within their jurisdictions. In Ontario, the Alcohol and Gaming Commission of Ontario released its Standards for Internet Gaming to govern the province’s new online gaming market. The regulations set out certain technical requirements and advertising restrictions. The launch of the province’s new market for online gambling and sports bets was completed in April 2022. As Ontario’s new market has only recently launched and most other provinces in Canada have not yet determined their approach to this regulation, we cannot yet fully determine or predict the impact of this regulation on our business in Canada.

In July 2021, Germany’s new Interstate Treaty on Gambling, or ISTG 2021, came into effect. ISTG 2021 implemented certain new advertising rules that have had a negative effect on our business in Germany. The new federal gambling regulatory authority, Glücksspielbehörde (“GGL”), which officially began its role on January 1, 2023, began IP and payment blocking of unlicensed offshore operators and their affiliates. As the new rules are still being interpreted and the German federal and state regulatory authorities, including GGL, are still only at an early implementation stage, we cannot yet predict the long-term impact on our business. In the event these rules continue to limit our marketing activities in that jurisdiction, then our business might be negatively affected in Germany.
In October 2021, the Netherlands’ commercial online gambling market launched with a limited number of operators awarded licenses to offer games of chance via the internet. The Dutch Ministry of Justice and Security confirmed in March 2022 that it was preparing legislation to introduce further restrictions on gambling advertising. The announcement followed the approval of a motion to ban “untargeted advertisements for high-risk games of chance” by the Dutch House of Representatives. In July 2022, the Dutch government released details of new restrictions on untargeted advertising. As a result of the passage of this legislation, operators have not been able to advertise on radio, television, or in public spaces since January 2023. Sponsorship of events and television programs will be banned beginning in January 2024, and sponsorship of sports team’s venues and stadiums will be banned beginning in January 2025. Given that the full impact of these new regulatory measures is yet to be determined, it is difficult at this stage to predict how it will affect our business.

In January 2022, the Swedish government finalized legislation that would require B2B gambling suppliers to apply for licenses to operate in the market. The bill also set a new standard for gambling advertising which would now come under “adjusted moderation” rules. The new classification would require that the advertisement of games be adapted to match the specific addiction risks of different products. Given that this is new legislation that has only recently been implemented, it is difficult to predict at this stage what impact this may have on our business.

In December 2022, the Irish government published draft legislation to modernize gambling regulation in Ireland, including the proposed establishment of a gambling regulator. The Gambling Regulation Bill has begun the customary parliamentary stages to be passed and signed into law, which is expected to occur by the middle of 2023. Furthermore, the establishment of the new Irish Gambling Authority to regulate the gambling industry in Ireland is expected to take effect at the same time as the new legislation is passed into law. Given that this is the initial stage of the implementation of a new regulatory regime it is difficult to predict at this stage what impact this may have on our business.

We cannot predict whether, in the future, similar regulations will be implemented in a market where we operate or the impact of these regulations on our business. In addition, online gambling operators and their B2B providers, such as online gambling operator affiliates (directly and/or directly by way of their commercial relationship with online gambling operators), are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as online gambling. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gambling industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits, many of which were made worse due to COVID-19, could intensify the efforts of governments to raise revenues through increases in gambling taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws.

As the legal framework for the online gambling industry is constantly developing, we are unable to predict whether or when additional restrictions will be applied to online gambling operators in the jurisdictions in which we operate. Any development such as the above-mentioned could have a material adverse effect on our business, results of operations and financial position.

If the U.K. Gambling Commission implements a proposed “single customer view” policy, it could materially adversely affect our financial performance, business and operations.

The U.K. Gambling Commission has proposed a “single customer view” policy that would give gambling operators information about a customer’s activity across all operators, and force operators to put restrictions in place for customers who lose an unsafe amount of money with one operator from pursuing further gambling activities with another operator.

If this policy is implemented, it could have a material adverse effect on our financial performance, business and operations since we rely on customers utilizing multiple operators.

Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements, in the United States, could adversely affect our business and our operations.

As an online gambling affiliate, we may be required to obtain licenses or approvals to operate in most but not all jurisdictions in the United States where we conduct business. As of December 31, 2022, we have obtained licenses or approvals to provide marketing services to regulated operators in New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Indiana, Virginia, Arizona, Michigan, Louisiana, and Maryland. We are not required to obtain licenses or approvals in Iowa, Wyoming, Connecticut, New York, Arkansas or Kansas where we conduct business. In January 2023, we commenced operations in Ohio, and in March 2023 we commenced operations in Massachusetts. Some of these approvals are subject to renewal, a potentially time-consuming process. Our delay or failure to renew licenses or approvals in any jurisdiction may prevent us from distributing our product offerings, increasing our customer base and/or generating revenues.

Currently, we are not required to obtain licenses or approvals to conduct business in the jurisdictions outside of the United States. However, the laws and regulations relating to online gambling are constantly evolving. We cannot predict if or when laws and regulations in these jurisdictions will be changed and to what degree such changes will have an impact on online gambling affiliates. Any regulatory development that would restrict or prevent us from conducting our business activities in any given territory could have a material adverse effect on our business, results of operations and financial position.

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

Certain U.S. states have proposed implementing restrictions on the use of the customary commission-based compensation structures for advertising agreements online gambling operators enter into with online gambling affiliates, and if such restrictions are successfully passed in multiple key U.S. states, it would have a material adverse effect on our business, our operations, and our financial condition.

In February 2023, Massachusetts passed regulations and New York proposed rules that would restrict online gambling operators from entering into agreements with third parties, which includes online gambling affiliates such as the Group, to conduct advertising, marketing, or branding on behalf of sports-wagering operators when compensation to the affiliate is dependent on, or related to, the number of customers or amount wagered.

While the Massachusetts Gaming Commission voted in March 2023 to permit CPA and revenue-sharing agreements between online gambling operators and online gambling affiliates, the proposed rules in New York are still being considered, and there is no guarantee that regulators in other U.S. states may propose similar rules or regulations in the future.

If multiple key U.S. states were to implement such advertising restrictions on agreements between online gambling operators and online gambling affiliates, it would have a material adverse effect on our business, our operations, and our financial condition.

We may be subject to legislation that limits or restricts the marketing of online gambling services and we could fail to comply with such legislation In Europe.

As service providers to online gambling operators, online gambling affiliates are generally not subject to the same laws and regulations governing online gambling operators. However, in many jurisdictions, we are obligated to comply with the regulations and standards around advertising in general. For example, the Advertising Standards Authority in the United Kingdom prescribes certain standards for online and affiliate marketing in general as well as specific policies around gambling. In the United States, the American Gaming Association, or the AGA, has produced a Responsible Marketing Code for Sports Wagering which its members have pledged to follow. We are not a member of the AGA currently but should we join in the future, we would be required to comply with their marketing codes. The Irish Labour Party introduced in February 2021 the Gambling (Prohibition of Advertising) Bill 2021, which in its current form, could prohibit online gambling affiliates from providing digital marketing services. While this legislation has not yet been progressed through the relevant legislative stages for it to become law, if such law were to pass, our business in Ireland will be blocked. As the Gambling Regulation Bill 2022 has been introduced in the interim, it is more probable it will supersede the Gambling (Prohibition of Advertising) Bill 2021. However, as matters stand, the Gambling (Prohibition of Advertising) Bill 2021 remains an active legislative bill and its potential impact requires continued monitoring. In addition, we are subject to general marketing legislation in all jurisdictions where we operate. In the future, we may be subject to additional regulatory requirements aimed at the promotion of online gambling services, for example if we enter new geographical markets or if regulations are expanded to include our operations. Regulatory compliance is costly and time-consuming. We have dedicated significant time and financial resources to monitor our regulatory compliance and will continue to in the future. However, as we operate more than 50 websites in 15 markets and continue to grow our business globally, we, from time to time, may fail to maintain all websites as fully compliant with marketing laws and regulations. This could result in penalties or other sanctions from relevant authorities, lead to increased costs or otherwise have a negative impact on our operations.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data about our customers as part of our "know your customer" (or kyc) procedures. We also collect and process minimal personal data about referred players, NDCs, and other individuals when they create user accounts on our websites or register for our newsletters. We further collect and process personal data about individuals who participate in our American Gambling Awards (e.g., nominees, winners) and generally when we perform corporate administrative functions (e.g., information about employees and job applicants) for various business purposes, including marketing and promotional purposes. The collection, use and processing of such information about individuals are governed by data privacy laws and regulations enacted in the European Union, United Kingdom, United States (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement.

One implication of this is that various federal, state, and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For instance, in the European Economic Area, or the E.E.A., we are subject to the General Data Protection Regulation 2016/679, or the GDPR; and in the United Kingdom, we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, the U.K. GDPR, and the U.K. Data Protection Act 2018, each of which imposes strict requirements on covered processing and provides for robust regulatory enforcement and sanctions for non-compliance. The GDPR and the U.K. GDPR regimes enable competent authorities to issue fines up to the greater of €20 million/£17.5 million, or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors, customers and data subjects. In addition, in July 2020, the Court of Justice of the E.U., or the CJEU, invalidated the E.U.-U.S. Privacy Shield (a mechanism for the transfer of personal data from the European Economic Area to the United States) and also indicated that reliance on standard contractual clauses (another such transfer mechanism) alone may not necessarily be sufficient in all circumstances. We previously relied on our E.U.-U.S Privacy Shield certification and in some cases the Privacy Shield certification(s) of our vendors and partners for the purposes of transferring personal data from the European Economic Area to the United States in compliance with the GDPR’s data export conditions. We are monitoring the developments following the CJEU decision as well as implementing the standard contractual clauses and reviewing other mechanisms for transfers from the European Economic Area and the United Kingdom, including to the United States. In December 2022, the European Commission published a draft decision endorsing a new framework, Privacy Shield 2.0, for transferring personal data from the European Economic Area to the United States, which may be in effect by spring 2023. We are also subject to evolving E.U. and U.K. privacy laws on electronic marketing and cookies. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies. This has led to an effort to replace the current rules on e-marketing (currently set out in the 2002 Privacy & Electronic Communication Directive 2002/58/EC, as amended, or the ePrivacy Directive, and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

Some recent developments in the United States include the enactment of the Nevada Security and Privacy of Personal Information, or the NSPPI, the California Consumer Privacy Act, or the CCPA, which was recently expanded by the California Privacy Rights Act, or the CPRA, which was passed as a ballot initiative in November 2020 and came into effect on January 1, 2023. Further, Virginia recently enacted the Virginia Consumer Data Protection Act, or the VCDPA, another comprehensive state privacy law, that became effective on January 1, 2023. The CCPA, CPRA, and VCDPA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, the results of our operations or prospects.

We have invested, and expect to continue to invest, significant resources to comply with the privacy laws and regulations to which we are subject. Failure to meet any of the requirements of these laws and regulations could result in significant penalties or legal liability, adverse publicity and/or damage to our reputation, which could negatively affect our business, results of operations and financial condition.

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions due to the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws including those relating to the flow of funds between our subsidiaries pursuant to, for example, purchase agreements, licensing agreements, or other arrangements. Adverse developments in such laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction or our inability to comply with all applicable requirements of these laws or regulations could have a material adverse effect on our business, financial condition, and results of operations. In addition, the application of withholding tax, social security tax obligations, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding, social security obligations, or non-income taxes. Further, the tax or labor authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our activities or transactions, including the tax treatment or characterization of our tax residency, indebtedness or the transactions. If any applicable tax authorities successfully challenge the tax treatment or characterization of any of these, it could result in the disallowance of deductions; the imposition of additional or new taxation in certain jurisdictions; the imposition of withholding taxes on internal deemed transfers or in general, capital gains taxes, including on transfers that have been made and/or deemed to have been made in connection with the transactions; or otherwise, the reallocation of income, penalties; or other consequences that could have a material adverse effect on our business, financial condition, and results of operations.

Our failure to comply with trade restrictions such as economic sanctions and export controls could negatively impact our reputation and results of operations.

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea Region of Ukraine. In addition, our operations may be subject to additional regulatory and political risk and additional compliance costs in connection with sanctions and other trade controls imposed by the United States and other governments in response to Russia’s military operations in Ukraine. These government measures include export controls restricting certain exports. We may also be subject to increased cyberattacks as a result of the military conflict. Relevant governments may express an interest in pursuing a diplomatic solution to these issues and in holding negotiations regarding a cessation of military operations in Ukraine, but we cannot be certain that these negotiations will occur, continue, or succeed in forestalling additional hostilities or additional trade controls.

Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts and other remedial measures. Investigations of alleged violations can be expensive and disruptive. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope, or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations may be administered or interpreted. In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation; could cause us to lose existing customers; prevent us from obtaining new customers; negatively impact investor sentiment about our company; require us to expend significant funds to remedy problems caused by violations and to avert further violations; and expose us to legal risk and potential liability, all of which may have a material adverse effect on our reputation, business, financial condition, and results of operations.

Our failure to comply with the anti-corruption laws of the United States and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which includes the U.S. Foreign Corrupt Practices Act (the “FCPA”), and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), as well as the laws of each of the countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions, and partnering activities. The FCPA and the U.K. Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including agents, or representatives, from corruptly offering, promising, authorizing, or providing anything of value, directly or indirectly, to foreign government officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental commercial bribery, soliciting or accepting bribes, and “facilitation payments,” or small payments to low-level government officials to expedite routine approvals. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with foreign government officials responsible for evaluating and implementing legislative and regulatory changes relevant to our industry and issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system, and some jurisdictions have been perceived to have elevated levels of public corruption. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations.

Other companies, including some that may compete with us, may not be subject to the prohibitions listed above and therefore may have a competitive advantage over us. We are in the process of developing policies and procedures reasonably designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our officers, directors, employees, and business partners acting on our behalf for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition, and results of operations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

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

In addition, we have invested significant resources in developing our Adge business intelligence platform, Origins publishing platform, Genesis content management system, and Elements advertiser management system. All are essential to our business and ability to compete successfully with other online gambling affiliates. Unauthorized parties may copy aspects of our platform or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, which could adversely affect our business. Our competitors or other third parties may also independently develop similar or competing technology or duplicate our solutions and services, which could harm our competitive position.

We cannot be certain that the steps we have taken will prevent infringement, misappropriation or other violations of our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as they do in the United States. Further, we may be required to enforce our intellectual property or other proprietary rights through litigation, which, regardless of success, could result in substantial costs and diversion of management’s attention.

We may face potential liability and expense for legal claims alleging that the content on our platform or the operation of our business infringes intellectual property rights of third parties, who may assert claims against us for unauthorized use of such rights.

On our publishing platform, we publish both our own content and content from third parties. We cannot be certain that the published content on our platform and the operation of our business do not, or will not, infringe or otherwise violate the intellectual property rights of third parties. Third parties have asserted, and may in the future assert claims against us alleging that we are infringing or otherwise violating their intellectual property rights, including claims for copyright or trademark infringement, or other claims based on the nature and content of the material that we publish or distribute. These claims, whether or not successful, could divert management time and attention away from our business and harm our reputation and financial condition. In addition, the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign, or reengineer our platforms or websites, and/or effectively block our ability to distribute or market our products and services.

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

Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing risks could materially and adversely affect our business, financial condition, and results of operations.
Risks Related to Our Status as a Non-U.S. Company

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated in the Channel Island of Jersey under the provisions of the Companies (Jersey) Law 1991, as amended, or the Jersey Companies Law. The rights of holders of ordinary shares are governed by Jersey law, including the provisions of the Jersey Companies Law, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders typically found in U.S. corporations. See “Item 10B. Additional Information - Memorandum and Articles of Incorporation -Differences in Corporate Law” in our Registration Statement on Form F-1 (File No. 333-257403), as amended, originally filed with the SEC on June 25, 2021 and declared effective by the SEC on July 23, 2021 (the "F-1 Registration Statement"), under the headings “Description of Share Capital” for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Several of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the U.S. As a result, it may be difficult for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Item 10B. Additional Information - Memorandum and Articles of Incorporation - Enforceability of Civil Liabilities” in the F-1 Registration Statement. Additionally, it may be difficult for a shareholder to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware of the uncertainty as to whether the courts of Jersey would recognize and enforce judgments of U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in courts of Jersey against us or our directors or officers predicated upon the securities laws of the United States or any states in the United States. As a result of the difficulty associated with enforcing a judgment against us, a shareholder may not be able to collect any damages awarded by either a U.S. or foreign court.

Because most of our material agreements are governed by foreign laws, we may not be able to enforce our rights within a foreign jurisdiction, which could result in a significant loss of business, business opportunities or capital.

Foreign laws govern most of our material agreements. We may fail to enforce the terms of our material agreements and remedies may not be available outside of a foreign jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The judiciaries in certain foreign countries may be relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Our inability to enforce or obtain a remedy under any of our material agreements could result in a significant loss of business and business opportunities.

Foreign currency exchange rate fluctuations and volatility in global currency markets could have a material adverse effect on our business, financial condition, and results of operations.

While our reporting currency for our consolidated financial statements is the U.S. dollar, a significant part of our revenues is denominated in Euros and GBP and a significant part of our operating expenses are denominated in Euros. Consequently, fluctuations in foreign currency exchange rates may cause our revenues and expenses to fluctuate and may impact our profitability, cash flows and our results generally. These risks related to exchange rate fluctuations and currency volatility may increase in the future as our operations outside the United States continue to expand. For example, during 2022, the value of the Euro fell to be almost equivalent to the U.S. dollar. We have not traditionally used foreign exchange hedging to protect our exposure to exchange rate fluctuations, and do not expect to put in place such hedging. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates.

Our international operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence. International operations are subject to the legal, political, and regulatory requirements and economic conditions in the jurisdictions in which they are conducted. Risks inherent to international operations include, but are not limited to:

•obtaining any required government approvals, permits, licenses or other authorizations;
•compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic and trade sanctions, data content, data protection and privacy, employment and labor laws and health and safety;

•difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences;
•difficulties in enforcing agreements, judgments, and arbitration awards in various legal systems;
•inability to obtain, maintain or enforce our intellectual property rights; and
•exposure to local economic or political instability.

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

As a “foreign private issuer,” we are not subject to all the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies are required and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there would be if we were a U.S. domestic public company.

As a foreign private issuer, we are permitted to and we do, follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we were required to comply fully with the Nasdaq corporate governance standards.

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

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to prepare U.S. Generally Accepted Accounting Principles financial statements be filed on a more accelerated timeframe than a Form 20-F, and disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability. Conversely, the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to file Form 10-Qs each quarter and mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

U.S. Holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes, which could result in a reduction in the after-tax return to U.S. Holders (as defined below under “Item 10. Additional Information – Taxation – Passive Foreign Investment Company Considerations”) of our ordinary shares and may cause a reduction in the value of our ordinary shares. A corporation is classified as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of all its assets consists of assets that produce, or are held for the production of, passive income.

For this purpose, passive income generally includes among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are or were a PFIC in any past, current, or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. If we were classified as a PFIC, U.S. Holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and additional tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. Holder of our ordinary shares should consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. See “Item 10. Additional Information – Taxation— Passive Foreign Investment Company Considerations.”
Risks Related to Ownership of Our Ordinary Shares

The trading price of our ordinary shares has been and will likely continue to be highly volatile.

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since our IPO in July 2021, the trading price of our ordinary shares has ranged from $6.72 to $16.70 through December 31, 2022. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including, in addition to other factors described in “Item 3. Key Information – Risk Factors,” the following items:

•our operating and financial performance and prospects;
•our quarterly or annual earnings or those of other companies in our industry;

•the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;
•changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our ordinary shares or the stock of other companies in our industry;
•the failure of research analysts to cover our ordinary shares;
•strategic actions by us, our customers, or our competitors, such as acquisitions or restructurings;
•increased competition;
•new laws or regulations or new interpretations of existing laws or regulations applicable to us;
•changes in accounting standards, policies, guidance, interpretations, or principles;
•material litigation or government investigations;
•default on any indebtedness we may incur;
•changes in general conditions in the United States and global economies or financial markets, including those resulting from war, health crises, incidents of terrorism, natural disasters, severe weather, or responses to such events;
•changes in key personnel;
•sales of ordinary shares by us or members of our management team;
•the granting or exercise of employee stock options or other equity awards;
•volume of trading in our ordinary shares; and
•the realization of any other risks described under section “Item 3. Key Information – Risk Factors.”

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the end-markets we serve. The changes frequently appear to occur without regard to the operating performance of the affected companies. Therefore, the price of our ordinary shares could fluctuate based upon factors that have little or nothing to do with us or our business, and these fluctuations could materially reduce our share price and cause a shareholder to lose all or part of its investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

An active, liquid, and orderly market for our ordinary shares may not exist or be sustained. A shareholder may be unable to sell its ordinary shares at or above the price it bought them for.

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “GAMB”. However, we cannot assure a shareholder that an active, liquid, and orderly trading market for our ordinary shares will exist or be sustained, which could affect your ability to sell its ordinary shares.

Our chairman of the board is able to exert significance influence over our company, and his interest may be different from or conflict with that of our other shareholders.

As of March 16, 2023, Mark Blandford, our chairman of the board, beneficially owned approximately 35% of our ordinary shares. Mr. Blandford is a well-recognized industry leader and has been a Board member practically since 2008, and the members of the Board and management often look to him for guidance on major financial, operational and strategic matters. Accordingly, Mr. Blandford, although a non-executive director, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Without the consent of Mr. Blandford, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Blandford could violate his fiduciary duties by diverting business opportunities from us to himself or others. For more information regarding Mr. Blandford and his affiliated entity, see “Item 7. Major Shareholders and Related Party Transactions.”

Sales of substantial amounts of our ordinary shares in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our ordinary shares and may make it more difficult for a shareholder to sell its ordinary shares at a time and price that it deems appropriate. None of our shareholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their ordinary shares. As of December 31, 2022, approximately 70% of our outstanding ordinary shares are held by our directors, officers, or other affiliates, and are therefore restricted securities within the meaning of Rule 144 under the Securities Act. These shares are now eligible for resale in the public market subject to certain restrictions regarding the possession of material non-public information, and the volume, manner of sale, holding period, and other restrictions under Rule 144.

The requirements of being a public company may strain our resources and divert management’s attention.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations incurs substantial legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and places increased demand on our management, systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain disclosure controls and procedures and internal control over financial reporting that meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to complying with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards that differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

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
We have identified material weaknesses in our internal control over our financial reporting process. If we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations.

We and our independent registered public accounting firm identified material weaknesses in our internal control over our financial reporting process. If we are unable to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We and our independent registered public accounting firm identified material weaknesses in our internal control environment over financial reporting as of December 31, 2022, 2021 and 2020. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. Management has determined that the Company has the following material weaknesses in its internal control over financial reporting.

Control Activities – Management did not have adequate effective controls over elements of its internal control environment, as follows:

a.Ineffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement close process.
b.Ineffective design and implementation of controls over Period end Financial Reporting, including controls related to journal entries – lack of effectively designed and implemented controls to detect potential misstatements in period end financial statements and disclosures.

We have begun the process of, and we are focused on, designing and implementing effective internal controls to remediate these material weaknesses. Our remediation efforts include the following:

a.Continuing to enhance and formalize our accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
b.Increasing the resources assigned to Revenue processes and controls including the appointment of a director to lead a new core workstream focused on Revenue.
c.Enhancing the revenue reporting processes through our ERP system and leveraging opportunities to further automate revenue data processing.
d.Developing monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to design, implement and monitor our internal controls as necessary or appropriate for our business but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.

We believe, but cannot assure you, that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weakness in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price. If we are unable to successfully remediate our identified material weaknesses, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares and could subject us to litigation or regulatory enforcement actions.

If we fail, for any reason, to effectively or efficiently implement new internal controls over financial reporting procedures for compliance with Section 404(a) of SOX or determine that such procedures are ineffective, such failure or determination could materially and adversely affect our business, results of operations and financial condition.

We are required to comply with the internal control evaluation and certification requirements of Section 404(a) of SOX. If it is determined that we are not in compliance with Section 404(a), we will be required to design and implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as independent registered public accounting firm fees during the implementation of these changes and thereafter. We may need to hire additional qualified personnel in order for us to be compliant with Section 404(a). During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404(a), we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes. For more information on potential risks related to compliance with related Section 404(b) of SOX, see “Risk Factors—Risks Related to Ownership of our Ordinary Shares—We are an emerging growth company within the meaning of the JOBS Act and will take advantage of certain exemptions from various reporting requirements, which may make our ordinary shares less attractive to investors.”
We do not expect to pay any dividends in the foreseeable future.

We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we have no plans to pay regular dividends on our ordinary shares in the foreseeable future. Any payment of future dividends will be at the discretion of our board of directors (subject to, and in accordance with, our memorandum and articles of association and Jersey law) and will depend on then-existing conditions, including our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Accordingly, a shareholder may have to sell some or all of its ordinary shares after price appreciation in order to generate cash flow from its investment. A shareholder may not receive a gain on its investment when it sells its ordinary shares, and it may lose the entire amount of the investment.

Future sales of our ordinary shares could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute a shareholder’s ownership in us and may adversely affect the market price of our ordinary shares.

We may sell additional ordinary shares in one or more subsequent offerings. We may also issue additional ordinary shares or convertible debt securities, for a variety of reasons, including to finance future acquisitions. We cannot predict the size of future issuances of our ordinary shares or the effect, if any, that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares.

We are an emerging growth company within the meaning of the JOBS Act and may, and currently do, take advantage of certain exemptions from various reporting requirements, which may make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may, and currently do, take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future, including exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for up to five fiscal years after our initial public offering date of July 23, 2021. We may take advantage of these exemptions as long as we remain an emerging growth company, which could be for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues reach $1.235 billion, if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million or if we issue more than $1.0 billion in non-convertible debt over a three-year period. We cannot predict if investors will find our ordinary shares less attractive because we rely on the above emerging growth company exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
ITEM 4. INFORMATION ON THE COMPANY
A.    HISTORY AND DEVELOPMENT OF THE COMPANY
Corporate Information

We were incorporated in the British Virgin Islands as TGG International Holdings Limited on July 26, 2006. We changed our name to KAX Media Limited on October 3, 2012 and subsequently continued as a private limited liability company in Malta on October 7, 2016. We changed our name to Gambling.com Group Limited on May 18, 2017. On January 7, 2018, we converted into a public limited liability company and changed our name to Gambling.com Group Plc. On May 27, 2021, we redomiciled from Malta to the Channel Island of Jersey in accordance with the provisions of the Jersey Companies Law, and changed our name to Gambling.com Group Limited.

On July 23, 2021, we consummated our initial public offering of 5,250,000 ordinary shares and, as a result, our shares began trading on the Nasdaq Global Market under the ticker symbol “GAMB”. Following the redomiciliation described in the paragraph above, our jurisdiction of incorporation is in the Channel Island of Jersey and the address of our principal executive offices is 22 Greenville St., St. Helier, Channel Island of Jersey JE4 8PX.

Our agent for service of process in the United States is GDC America Inc., located at 155 Office Plaza Drive, 1st Floor, Tallahassee, FL 32301, telephone number +1 800-533-7272. Our wholly owned subsidiaries are GDC Media Limited, incorporated in Dublin, Ireland; GDC Malta Limited, registered in Malta; and GDC America Inc., a Florida corporation. During January 2022, through GDC America, Inc. we completed the acquisition of Roto Sports, and, through GDC Malta Limited, we acquired NDC Holding Limited.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”), system. All of our Exchange Act reports and other SEC filings are and will be available through the EDGAR system. You may also access information about us through our corporate website at www.gambling.com/corporate. The information contained in neither website is incorporated by reference into this annual report.
Emerging Growth Company

The JOBS Act was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as EGCs. We are an EGC within the meaning of the JOBS Act. As an EGC, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earliest of:

•the last day of the fiscal year in which we have more than $1.235 billion in annual revenues;

•the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter;
•the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and
•the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering, which is December 31, 2026.

For more information see “Item 3D. Risk Factors—Risks Related to Our Ordinary Shares.” The reduced disclosure requirements applicable to EGCs may make our common shares less attractive to investors due to certain risks related to our status as an EGC.
Our History

2006-2009

•We were founded in 2006 by Charles Gillespie, our Chief Executive Officer, and joined by Kevin McCrystle, our Chief Operating Officer, in 2007
•Originally founded as World Sports Network, operating WSN.com and offering sports content to East Asian soccer fans
•Mark Blandford invested in our company and joined our board of directors
•WSN changed its company name to KAX Media

2010-2011

•Switched focus from sports content targeting Asia to online casino in Western Europe
•Began building CasinoSource, the first series of casino affiliate portals
•Launched CasinoSource in the United Kingdom
•Acquired Gambling.com domain for $2.5 million in April 2011
•Opened an office in the United States in Tampa, Florida

2012-2015

•Launched new U.K. website for Gambling.com
•Expanded CasinoSource to new markets including Ireland, Italy, and Spain
•Divested WSN.com website
•Launched Gambling.com in markets outside the United Kingdom, starting with Ireland
•Started expansion of Gambling.com beyond English-speaking markets
•Opened an office in Dublin, Ireland

2016-2017

•Launched Gambling.com and CasinoSource in Scandinavia
•KAX Media re-branded as Gambling.com Group
•Launched SlotSource.co.uk in the United Kingdom
•Issued EUR 16.0 million of private convertible debentures with the proceeds intended to be used primarily for acquisitions
•Completed two acquisitions of UK and European casino affiliate assets

2018

•Entered the U.S. market, obtaining a license and commencing operations in New Jersey
•Acquired a mobile performance marketing platform, including 46 iOS apps
•Entered sports betting with the acquisition of Bookies.com and related assets, including Bookmakers.co.uk and FootballScores.com
•Issued EUR 16.0 million of senior secured bonds listed on Nasdaq Stockholm to refinance previously issued private convertible debentures

•Launched Gambling.com in additional European markets

2019

•Opened a second U.S. office in Charlotte, North Carolina
•Expanded U.S. operations into Indiana, Pennsylvania, and West Virginia
•Received a $15.5 million growth investment from Edison Partners

2020

•Launched SlotSource.com for American online slot players
•Expanded U.S. operations into Colorado, Tennessee, Illinois, Virginia, and Michigan
•Announced redemption of outstanding senior secured bonds

2021

•Relocated corporate domicile from Malta to Jersey
•Acquired portfolios of more than 100 domains intended to target U.S. and Canadian markets
•Completed our initial public offering of ordinary shares in the United States on the Nasdaq Global Market
•Expanded U.S. operations in Arizona
•Named the 2021 EGR Affiliate of the Year and 2021 SBC North America Casino Affiliate of the Year

2022
•Acquired Roto Sports, owner and operator of RotoWire.com, a provider of expert fantasy sports news and data
•Acquired NDC Media, operator of BonusFinder.com, a leading affiliate business in North American markets
•Expanded U.S operations into Louisiana, New York, Arkansas, Kansas, Maryland, and Canadian operations into Ontario
•Completed acquisition of additional domains intended to target U.S. and Canadian markets
•Entered into a sports betting media partnership with The McClatchy Company
•Won the 2022 eGR Global Sports Affiliate of the Year Award, the 2022 SBC Europe Casino Affiliate of the Year Award and the 2022 SBC North America Sports Affiliate of the Year Award
•Acquired ultra-premium domain name Casinos.com
•Qualified to have GAMB shares included in the Russell 3000 index and various sub-indexes

Present

•Commenced operations in Ohio and Massachusetts
•Entered into a content media partnership with Gannett Co., Inc.

Capital Expenditures
Our capital expenditures totaled $9.3 million, $5.6 million, and $0.1 million during the fiscal years ended December 31, 2022, 2021, and 2020, respectively, primarily consisting of the purchase of domains, capitalized software development costs and the purchase of office equipment.
For information on the Company’s current capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”
B.    BUSINESS OVERVIEW

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on iGaming and online sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, RotoWire.com, and BonusFinder.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets by producing original content relating to online gambling and fantasy sports, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business (“B2B”) digital marketing services to online gambling operators. We also monetize our websites through business-to-consumer ("B2C") fantasy sports data subscriptions and sell data syndication and content to B2B clients.

We are not a gambling company and do not offer any gambling services ourselves. We can alternatively be described as a lead generation company, or an affiliate marketing company (or simply an “affiliate”). In many ways, we are more akin to an online media company as our revenue is derived primarily from online marketing.

We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a Cost Per Acquisition model (also referred to as CPA), a revenue share model, or a combination of both, which is referred to as hybrid.

Advertising, media and other revenue includes revenue from arrangements not based on the referred players, including advertising on our platform and onboarding fees.

Since our acquisition of RotoSports (see Note 5 to the consolidated financial statements), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to services over a period of time.

As of December 31, 2022 and March 16, 2023, the Company owned and operated more than 50 different websites in seven languages and 15 national markets across North America, Europe and Oceania covering all aspects of the online gambling industry, which includes iGaming and sports betting, and the fantasy sports industry.
By consistently attracting online gamblers with high-quality content, we referred more than 273,000 and 117,000 players to online gambling operators in 2022 and 2021, respectively. We have increased our customer base to approximately 250 in 2022 from approximately 110 in 2017.
We achieved organic growth of 39%, 52%, and 45% in 2022, 2021 and 2020, respectively, and an organic revenue compound annual growth rate of 49% from the period of 2017 to 2022.
Financial highlights for the years ended December 31, 2022, 2021 and 2020 are presented below.

	Year Ended December 31,
	2022	2021	2020
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)
Revenue	$76,507	$42,323	$27,980
Net income for the year attributable to shareholders	$2,390	$12,453	$15,151
Net income per share attributable to shareholders, diluted	$0.06	$0.37	$0.49
Adjusted net income for the period attributable to shareholders	$14,195	$12,453	$15,151
Adjusted net income per share attributable to shareholders, diluted	$0.37	$0.37	$0.49
Adjusted EBITDA	$24,069	$18,356	$14,552
Adjusted EBITDA Margin	31%	43%	52%
Cash flows generated by operating activities	$18,755	$13,997	$10,894
Free cash flow	$9,467	$8,423	$10,804
For a breakdown of our revenues by geographic market and product type for each of the years indicated, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Revenue.”
Adjusted Net Income, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are non-IFRS financial measures and may not be comparable to similarly titled measures of other companies and have limitations as analytical tools. For more information about our non-IFRS financial measures and reconciliations thereof to the most comparable respective IFRS measures, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Non-IFRS Financial Measures.”
Our Growth Strategies
Key elements of our growth strategy include:

Continued Expansion in North America As states across the United States and provinces across Canada continue to legalize online gambling, the North American market has become our largest market by revenue. We are continuing to pursue market share by deploying publishing assets on both a national and, to the extent that a state or province is regulated, a state- or province-based level, as well as adding North American content to our international destinations. As of December 31, 2022 we are authorized to operate in Arizona, Arkansas, Colorado, Illinois, Indiana, Kansas, Louisiana, Maryland, Michigan, New Jersey, New York, Pennsylvania, Tennessee, Virginia, and West Virginia in the United States. In January 2023, we commenced operations in Ohio, and in March 2023, we commenced operations in Massachusetts. We are actively pursuing licenses or approvals in all states where we expect a viable market.

North America is the fastest growing market of our business since 2019. Our revenue in North America has grown to $35.9 million for the year ended December 31, 2022 from $7.5 million for the year ended December 31, 2021 from $4.0 million for the year ended December 31, 2020. In addition to growing our international flagship websites Gambling.com, Bookies.com, and BonusFinder.com, we intend to continue to grow our North America-oriented websites, such as NewYorkBets.com, BetOhio.com, BetArizona.com, BetVirginia.com, IllinoisBet.com, BetMaryland.com, BetMassachesettes.com, BetTennessee.com, and BetOntario.com, to become the go-to resources for information on North American iGaming and sports betting in their respective states and provinces. Our acquisition of Roto Sports, owner and operator of RotoWire.com, expands our market growth in the United States to now include fantasy sports news and data.

Pursuing Media Partnerships. We target mutually beneficial partnerships with leading media brands. By combining our sophisticated publishing and monetization systems with the website authority of leading media brands we can derive incremental revenue from those websites. In January 2022, we entered into a media partnership with The McClatchy Company, one of the largest news media companies in the United States with operations in 30 regional markets across the country. In February 2023, we entered into a media partnership with Gannett Co., Inc., a media and marketing solutions company that operates USA TODAY and over 200 authoritative publications in local markets, such as AZCentral.com, the Tennessean.com and Freep.com plus distribution across USA TODAY Sports and the Sports Media Group (SMG) properties, which includes the Sports Wire suite of fan sites.

Growing Our Global Strategic Presence. Internationally, we target stable, regulated markets with significant growth potential. We believe we will continue to grow in existing markets in Europe and Oceania. We regularly monitor the regulatory landscape to be in a position to enter soon-to-be regulated markets for possible future expansion, such as Latin America.

Pursuing Strategic Acquisitions. While we primarily focus on organically growing our business, the possibility for quality acquisitions provides another avenue for future growth. Between 2017 and 2022, we completed six acquisitions, including two in 2022. Our experience and technological capabilities position us as a sophisticated player to acquire strong sub-scale or under-monetized sites that will benefit from our more established processes and technologies. We plan to continue to leverage our history of successful acquisitions and internal organic growth to search for potential targets with strategic assets and strong management teams.

Developing Pipeline Projects. We currently have a robust portfolio of over 500 undeveloped gambling domain names for future projects, including premium domain names.
Our Products

We refer online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players and we are entitled to remuneration from the gambling operator.
We attract prospective online gamblers through industry-leading content produced by award-winning journalists, reporters, copywriters and lifelong followers of the online gambling industry. This best-in-class content is then distributed to online gamblers through our proprietary technology platform which publishes more than 50 premier websites. Because of the advantages of our internally developed technology platforms and our search engine optimization expertise, online gamblers can readily and easily locate this content with the use of search engines such as Google. Visitors to our websites looking to engage with online gambling services can easily find, compare, and visit the best online gambling operators available in their jurisdiction from links on our websites.

While we have invested, and will continue to invest, in Gambling.com, Bookies.com, and RotoWire.com, which we consider our core brands, we also operate many niche websites that cater to specific geographies or online gambling products. Each of our websites offers online gamblers high-quality and relevant content, such as independent reviews and comparisons of regulated online gambling operators in their jurisdiction and refer high value NDCs to our clients, the online gambling operators.
Our Core Brands
Gambling.com
We acquired the Gambling.com domain name in April of 2011 for $2.5 million. The domain name came alone, without an accompanying business or any existing revenue streams. Since then, we have invested significant resources to launch a new website and grow it into one of the largest and highest revenue producing online gambling affiliate websites in the world. As of December 31, 2022, localized versions of Gambling.com were available in 14 markets and in five languages.
Gambling.com covers the entirety of the online gambling industry with content spanning all the key verticals in the industry: Casino, Sports, Poker and Bingo. But more than anything else, Gambling.com is a leading source for iGaming information and is casino-first in its content strategy.

Casinos.com

In November 2022, we acquired the ultra-premium Casinos.com domain name. We expect to launch the new Casinos.com website in the summer of 2023. It will be a website offering in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials focused initially on English-speaking markets. In time, we expect Casinos.com to rival or even surpass the current scale of Gambling.com.

Bookies.com

We acquired the Bookies.com domain name in early 2018. Since then, we have transformed it into an all-inclusive website for sports bettors that provides promo codes, odds comparison, game previews, betting strategies and news. Bookies.com was built from the ground up with a U.S.-first and sports-first focus. We believe Bookies.com is well positioned to become a leading sports-betting destination in the U.S. and other English-speaking markets.

RotoWire.com

On January 1, 2022, we acquired Roto Sports, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice. The legacy RotoWire business has three different revenue streams, which provide access to sports media organizations, advertisers, and individual sports fans. We are leveraging RotoWire's existing audience, content library, talented workforce, media partnerships and trust with U.S. sports fans to further accelerate our already fast-growing business in the U.S. online sports betting market, driving incremental sports betting performance marketing revenue from the RotoWire.com website as its fourth revenue stream.
Our Niche Brands
By expanding the portfolio beyond our core brands, we can more directly target specific products in specific markets featuring locally produced, targeted or more niched content. The enlarged portfolio also may reduce volatility in month-to-month financial performance by diversifying the sources of our revenue across multiple websites, territories and products.

Many of our niche sites are relatively new, particularly those for the U.S. market. We also own a portfolio of premium domain names suitable to target U.S. states that may regulate sports betting and iGaming in the future. This positions us well for additional organic growth in the coming years.
BonusFinder.com
On January 31, 2022, we acquired NDC Media, operator of BonusFinder.com, a leading affiliate business in North American markets. BonusFinder publishes websites which help consumers find and compare bonuses for online sportsbooks and casinos, with a strong presence in Canada that has driven increased market share for us in the Canadian online sports betting and iGaming market.
U.S. State- and Canadian Province-Specific Properties

We have launched a series of websites dedicated to individual U.S. states and the Canadian province of Ontario. These websites provide local online gamblers with the news and analysis they need to make informed decisions when it comes to online gambling locally.

The following table provides a current list of our key U.S. state- and Canadian province-specific websites, along with the current legal status of online sports gambling and/or online casino gambling in each state or province.

State	Website	Sports iGaming Permitted	Casino iGaming Permitted
Arizona	BetArizona.com	Yes	No
Illinois	IllinoisBet.com	Yes	No
Kansas	BetKansas.com	Yes	No
Maryland	BetMaryland.com	Yes	No
Massachusetts	BetMassachusetts.com	Yes	No
Michigan	BetMichigan.com	Yes	Yes
New York	NewYorkBets.com	Yes	No
Ohio	BetOhio.com	Yes	No
Ontario	OntarioBets.com	Yes	Yes
Pennsylvania	BetPennsylviania.com	Yes	Yes
Tennessee	BetTennessee.com	Yes	No
Virginia	BetVirginia.com	Yes	No
Our Proprietary Publishing Platform and Content Management System

Our co-founder and Chief Executive Officer, Charles Gillespie, is a technologist at heart who taught himself to program to deliver our first website. Under Mr. Gillespie’s leadership, we have prioritized outsized investments in technology to best serve our customers, online gamblers, and internal stakeholders. The benefits of these investments have significantly increased operational efficiency fundamental to delivering market-leading organic growth. We have developed four key internal platforms which sit behind and power all of our consumer-facing websites. All our websites run on internally developed platforms and are nearly all universally integrated into these platforms.
Adge: Our Business Intelligence Software

Originally launched in 2015, and with a new version launched in 2022, Adge is our business intelligence system which integrates data from our websites and our advertising partners. This platform gives us clean data which enables us to optimize our offerings and maximize the conversion from our websites to NDCs for our clients, online gambling operators. The system automatically retrieves and integrates data from nearly all of the Company's more than 1,000 affiliate program accounts.

Origins: a Publishing Platform for Maximum Speed

We launched Origins in 2015 as a tailor-made high-speed publishing platform that prepares and distributes our content across seven global locations, all from the cloud. The system was developed with an SEO-first mentality, to ensure that all our websites are published according to the best technical SEO standards. In-built version control provides us total authority over source code changes and enables nimble switching between version numbers. Quality control systems scan all outgoing content to ensure it passes a number of internal quality control checks. Websites and content ready for release are pre-rendered, compressed and distributed to a global network of origin servers, which are then enhanced by a global content delivery network with over 200 points of presence. This stack of systems ensures that end-users requesting one of our services get their request fulfilled at the fastest speeds technologically possible.

The static nature of our published content dramatically shrinks the attack surface across our portfolio resulting in a fewer vulnerabilities and easier maintenance.
Genesis: a Content Management System for Gambling Industry Data

We launched Genesis in 2020 as our content management system, or CMS, to warehouse our growing database of gambling industry-related content. Genesis provides a central location for the management of all content types across our websites and applications. Users can log into a cloud-based system to add, update or import content assets. By centralizing all CMS functionality into one universal system, users get one common interface for updating all of our publishing assets. Users can be categorized into groups with varying levels of permissions according to management’s requirements, allowing the system to be opened to external contributors. Our developers can also plug into one common API to consume data in one common format regardless of its ultimate destination. As pain-points are identified, we can deploy specific tools and features to streamline repetitive or time-consuming tasks for our users.
Elements: Ad-Tech for Managing and Optimizing Native Gambling Advertising

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
Our Track Record of Awards and Recognitions

Our products have been recognized for their excellence over the years, winning nearly every award in the gambling affiliate industry for sports and casino. In 2022, we were named the 2022 eGR Global Sports Affiliate of the Year, the 2022 SBC North America Sports Affiliate of the Year, and the 2022 SBC European Casino Affiliate of the Year.

Our Sales Process and Customers

We develop relationships, and negotiate and engage with, online gambling operators as part of standard inside sales processes. We do this through direct emails, calls and referrals from existing customers, and outside sales processes, including attendance at industry-related conferences and in-person meetings. It is also common for online gambling operators to discover our business by accessing one of our websites. After finding one of our online gambling affiliate websites, the online gambling operator submits an advertising proposal through a contact form on our corporate website.

We have a strong and growing portfolio of major online gambling operators. Our customer base grew to approximately 250 in 2022, up from 221 in 2021, respectively. We work with regulated online gambling operators, including industry heavyweights — DraftKings, Flutter Entertainment (FanDuel, PaddyPower, Betfair), Entain (BetMGM, Ladbrokes, bwin, partypoker), Kindred Group (Unibet, 32Red), Rush Street Interactive (Sugarhouse, BetRivers), Caesars, Gamesys, Bet365, WynnBet, 888, Hard Rock Digital and PointsBet. As evidenced by this list, many of our customers operate multiple player-facing brands. We believe we increased our number of customers as a result of a variety of factors, including an increase in the number of markets where we operate, new online gambling operators entering various markets, an increase in demand for player acquisition services and an expanded internal sales team.

We have ranked in the top eight on the EGR Power Affiliates list since its inception in 2018, and moved up to number three ranking in 2022. The list is compiled from votes cast by full-time affiliate managers working with the online gambling operators who rate affiliates based on their commercial, operational, product, compliance and M&A capabilities.
In 2022, 2021 and 2020, our top ten customers accounted for 50%, 52% and 55% of our total revenue, respectively. In 2022, our largest customer accounted for 9% of our revenue. In 2021, our two largest customers accounted for 13% and 10% of our revenue. In 2020, our largest customer accounted for 20% of our revenue.

While attracting new customers is important, we primarily focus on maintaining and deepening our relationships with our existing customers by increasing the amount of traffic and, in-turn, the number of NDCs we can refer to our existing customer base. Our account management team coordinates the day-to-day relationships with our customers, while improving the commercial aspects of our deals. Meanwhile, our product and content teams optimize the content, offers, news and other details related to how our customers’ brands are presented to the online gamblers to maximize conversion rates. In many cases we can negotiate exclusive bonuses and offers for the players referred from our websites. We plan to continue to grow both the number of customers and the level of participation from existing customers. As we scale traffic to our websites in our existing markets, we expect to generate additional NDCs for our existing customer base in those markets. To the extent that we wish to enter new markets in the future, we may seek to onboard local gambling operators in a target market to optimize the localized products.

Leveraging our extensive reach, we strive to serve as our online gambling operators’ preferred partners by providing relevant, high-intent traffic that helps them meet their online gambling player acquisition goals.
Increasing Customer Performance

The math that determines the commercial performance of an individual online gambling operator on one of our websites is driven more by the ability of the online gambling operator to effectively monetize the traffic that we send them than the absolute dollar amount in the commercial terms. This is because the range of expected NDC conversion rates is significantly wider than the range of the commercial terms for an NDC. Online gambling operators who are skilled at converting the traffic from click to registration and then from registration to first deposit generate more revenue to both their organization and Gambling.com Group. Online gambling operators that may offer abnormally high CPA rates without converting traffic well do not make good partners.

Because the effectiveness of our partners is a key commercial concern, we built our proprietary advertiser management system Elements, a dedicated system to manage the placement of operators and operators’ offers on our websites. As we approached the limit of what was possible with manual adjustments, we have started to leverage machine learning systems to help us ensure we are showing the most appropriate operator in every circumstance. These advanced data science models can process many more input variables and larger data sets than our commercial team could process on its own. The 2021 and 2022 initiatives have made our models more efficient, allowed us to develop a method to test changes in a low-risk manner without impacting the user experience, and enabled us to explore more granular customer segmentation.
Seasonality
See "Item 5A. Operating Results - Factors Affecting Our Results of Operations" for a description of the seasonality of our business.
Competition

The online gambling affiliates market is highly fragmented, intensely competitive and constantly evolving. With the introduction of new technologies and new market entrants, we expect the competitive environment to remain intense for the foreseeable future. We compete with other performance marketing service providers in the online gambling industry, such as Better Collective and Catena Media, which are both publicly traded in Europe. Our most comparable publicly traded companies in the United States are Sportradar AG, Genius Sports Ltd., NeoGames S.A., and Inspired Entertainment, Inc., all of which are B2B service providers to the industry.

We believe we compete favorably on the basis of the quality of our websites, our strategic geographical presence, our diversified and growing customer base, our technological excellence and our proven history of growth. We have delivered significantly more organic growth than our peers over the last five years. Our organic growth strategy focuses on perfecting our internal processes, technology, and products and does not rely on acquisitions.

•Website Quality. We take pride in our focused network of 50 high quality branded-websites, which include Gambling.com, Casinos.com, Bookies.com, and RotoWire.com tightly managed through common software systems.

•Strategic Presence. We focus on legalized and soon-to-be legalized markets around the world. Currently, we publish content localized for North America, more than eight European countries, and Oceania.

•Customer Base. We have a robust client portfolio which includes most major online gambling operators from the United States and Europe. During the years ended December 31, 2022 and 2021, we worked with over 250 and 200 online gambling operators, respectively, including publicly-traded companies such as DraftKings, Flutter Entertainment (FanDuel, PaddyPower, Betfair), Entain (BetMGM, Ladbrokes, bwin, partypoker), Kindred Group (Unibet, 32Red), Rush Street Interactive (Sugarhouse, BetRivers), Caesars, Gamesys, Bet365, WynnBet, 888, Hard Rock Digital and PointsBet. While we prioritize deepening our relationships with our existing customers, we have also increased our number of customers from 111 in 2017 to over 250 in 2022.

•Technological Excellence. We have developed four proprietary software platforms to maximize operational efficiency in the delivery of our consumer websites. These platforms are used across our network and enable us to significantly reduce website loading times for visitors, efficiently organize and manage all of the content which appears on our websites and precisely optimize the placement of our customers’ messages across our network. We continue to invest in our own technical systems and believe we are at the forefront, compared to our peers, in terms of leveraging technology in general and artificial intelligence in particular to optimize our business.

•Proven History of Growth. Over the last five years, our organic growth strategy has focused on perfecting our internal processes, technology, and products. This approach has delivered faster growth than our established global online gambling affiliate peers. Since 2017, we have maintained an compound annual organic growth rate of 51%. We also have the expertise and experience to transform high-value gambling industry domain names into high-performing websites. We acquired the Gambling.com domain name in 2011 with no business or revenue and turned it into the globally recognized, market-leading brand that it is today, operating in thirteen markets and five languages. We also built Bookies.com into an all-inclusive platform focusing on U.S. sports betting with more than 60 contributors since its acquisition in early 2018. We recently acquired the ultra-premium domain name Casinos.com and plan to launch a new international casino focused website offering in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials.

Social Responsibility

As the online gambling market continues to expand globally, we believe it is important to remain focused on the social costs of the industry. We are committed to being a leader in responsible gambling and advocating for a conservative approach that is adopted by the industry and ensures sustainability of what should be an entertaining recreational activity.

With that vision, we maintain one of the most restrictive advertising policies in the online gambling affiliates industry to avoid problematic channels. We acquire and publish content for prospective online gamblers responsibly, by focusing on locally regulated markets, recommending licensed online gambling operators, displaying terms and conditions in accordance with best practices and display clear messages about responsible gambling on our sites, and do not utilize any aggressive messaging that would encourage problematic gambling. Our team also monitors regulations and standards prescribed by each market’s respective authorities, such as the U.K. Gambling Commission, the U.K Advertising Standards Authority, CAP Advertising Guidelines—Gambling, the CAP Code for Online Affiliate Marketing, and U.S. state regulators.

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

Protection and Support. Provides access to detailed information for problem gambling support groups as well as links to tools to protect children from gambling content.

We strive to contribute positively - not only to our industry at-large through responsible gambling initiatives but also in our communities through corporate social responsibility initiatives. Each year, employees in Ireland and the United States choose a local nonprofit organization to support through fundraising and volunteering.

Intellectual Property Rights

See "Item 5C. Operating Results – Research and Development, Patents and Licenses, Etc." for a description of our reliance on our intellectual property rights.

Regulations

As a company providing services to online gambling operators and conducting business on the Internet, we are subject to a variety of laws in the United States and abroad that involve matters central to our business, including laws regarding online gambling and data protection and privacy, among others.

Online Gambling Regulations

Since we operate a pure B2B business model and have no direct business relationship with online gamblers, we are not required to be licensed or approved as a gambling operator in Europe or elsewhere outside of the United States.

In the United States, any company providing services to regulated gambling entities is typically required to either register or apply for a license or an approval with the gambling regulator in each state where they are active. In the case of gambling affiliates, a tiered system is sometimes available with a relatively straight forward registration required for online gambling affiliates only looking to do CPA deals and a more onerous license application required for online gambling affiliates seeking to do deals with a revenue share component. As of December 31, 2022, we have obtained licenses or approvals to operate in New Jersey, Pennsylvania, West Virginia, Colorado, Illinois, Tennessee, Indiana, Virginia, Arizona, Michigan, Louisiana, Maryland, and Ohio.

Outside of the United States, online gambling affiliates are not required to apply for licenses or approvals with the only known exception being Romania.

Data Protection and Privacy

Because, on a limited basis, we handle, collect, store, receive, transmit and otherwise process certain personal information of individuals, including our users, customers and employees, we are also subject to federal, state and foreign laws related to the privacy and protection of such data, as further set forth under the caption “Risk Factors – Risks Related to Government Regulation - We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity”. Regulations such as the CCPA, which is untested law, could affect our business, and its potential impact is unknown.

With our operations in the European Economic Area and the United Kingdom, we may also face particular privacy, data security, and data protection risks in connection with requirements of the General Data Protection Regulation, or GDPR, U.K. GDPR, and other data protection regulations. Any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data. In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including the GDPR, and the risk of litigation and regulatory enforcement actions.

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

Compliance

We have developed and implemented various internal policies to help ensure that we comply with legal and regulatory requirements imposed on us. Our compliance and risk program focuses primarily on vetting the online gambling operators we work with to ensure that we do not work with operators that lack appropriate licensing, accept illegal bets or are otherwise unsuitable. We also take great care to provide education and tools to assist users in making educated choices related to gambling activities that are age appropriate, relevant and not misleading. We have a zero-tolerance approach to money laundering and terrorist financing.

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

Recent Developments

Media Partnership with Gannett Co., Inc.

In February 2023, we entered into a media partnership with Gannett Co., Inc., a media and marketing solutions company that operates USA TODAY and over 200 authoritative publications in local markets, such as AZCentral.com, the Tennessean.com and Freep.com plus distribution across USA TODAY Sports and the Sports Media Group (SMG) properties, which includes the Sports Wire suite of fan sites.

C.    ORGANIZATIONAL STRUCTURE
Gambling.com Group Limited is the publicly traded holding company for its wholly-owned subsidiaries (collectively, the “Group”).
Our significant subsidiaries are listed below.

Name	Country of Incorporation and Place of Business	Proportion of Ownership Interest
GDC Media Limited	Ireland	100%
GDC America Inc.	Florida, United States	100%
GDC Malta Limited	Malta	100%
Roto Sports, Inc.	Delaware, United States	100%
NDC Holding Limited	British Virgin Islands	100%
NDC Media Limited	Malta	100%

GDC Media Limited (formerly known as KAX Media Limited) is a private limited company incorporated on May 20, 2015 in Ireland. It operates the Group’s business outside of the United States and is the owner of the Group’s performance marketing technology platform, including domain names and websites.

GDC America Inc. (formerly known as KAX Media America Inc.) is a corporation incorporated in the State of Florida on July 14, 2011. It operates the Group’s business in the United States under a license from GDC Media Limited.

GDC Malta Limited (formerly known as GDC Trading Limited) is a private limited company incorporated in the British Virgin Islands on June 2, 2011, and was subsequently continued in Malta on October 17, 2016. GDC Malta Limited provides intra-group services to the Group.

In addition to our direct wholly owned subsidiaries, the following are also material indirectly wholly owned subsidiaries of the Group:

Roto Sports, Inc. is a corporation incorporated in the State of California on March 22, 2001. It was acquired in January 2022 and operates as wholly owned subsidiary of GDC America Inc. The company was reincorporated in Delaware in January 2022.

NDC Media Limited is a corporation incorporated in Malta on December 3, 2015. It was acquired in January 2022 and operates as an indirect subsidiary of GDC Malta Limited.
D.    PROPERTY, PLANT AND EQUIPMENT
Our principal operational offices are located in Dublin, Ireland, under a lease expiring in January 2028. We also lease regional offices and space in Tampa, Florida; Charlotte, North Carolina; Madison, Wisconsin; and St. Julians, Malta.
We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    OPERATING RESULTS
Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on iGaming and sports betting and the fantasy sports industry. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, RotoWire.com, and BonusFinder.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business (“B2B”), digital marketing services to online gambling operators.
We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Since the acquisition of RotoWire (see Note 5 to the consolidated financial statements), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to services over a period of time.
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
Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of SEO strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded destinations through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the truly high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.

See “Item 4.B. Information on the Company - Business Overview” and our consolidated financial statements and the related notes to those statements included elsewhere in this annual report for further information.

Market Trends
The main drivers for the online gambling affiliate market in which we operate are the underlying online gambling market, pace and detail of regulation, the amount of spend on customer acquisition by the online gambling operators and the share of such spend going to online gambling affiliates such as us. Underlying market growth stems from both an increase in the number of jurisdictions regulating online gambling for the first time as well as growth from already regulated jurisdictions where online gambling is becoming an increasingly accepted, mainstream leisure activity.
Newly regulated markets, such as regulated states in the United States and regulated provinces in Canada, we believe, present significant opportunities for future growth. Changes to existing regulations could present both risks and opportunities depending on the nature of the change. An increase in underlying gaming tax, for example, would negatively affect the revenue potential from such market whereas an expansion in the number of online gambling licensees would typically positively affect the revenue potential.
Factors Affecting Our Results of Operations

Revenue from sports products tend to fluctuate significantly with the sporting events schedule. Revenue from casino products is typically subject to seasonality to a lesser extent. The first and fourth quarters are typically stronger while the second and third quarters are subject to negative seasonality for both sports and casino products with sports products subject to more pronounced negative seasonality than casino.
For the years ended December 31, 2022, 2021 and 2020, 33%, 15% and 11%, of our revenue was generated from sports products, respectively, including online betting and daily fantasy sports and 66%, 84% and 86% was generated from casino products, respectively, including iGaming and social casino.
Impact of COVID-19
The COVID-19 global pandemic presented health and economic challenges on an unprecedented scale. Based on currently available information, we do not expect a significant negative long-term impact on our business. We believe our and our customer’s online business models benefit from an accelerated structural change from offline to online. The demands for our services were not impacted significantly by changes in buying behavior and disposable income of online gamblers. Management assessed the impact of the COVID-19 pandemic and based on actual results during 2021 and concluded there was no overall negative impact on our financial performance.
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

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for the years ended December 31, 2022, 2021 and 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2022 to 2021	Change 2021 to 2020	Year Ended December 31,		Change 2022 to 2021	Change 2021 to 2020
	2022	2021	2020	%	%	2021	2020	%	%
	(in thousands USD)					(in thousands, USD)
Revenue	76,507	42,323	27,980	81%	51%	37,746	25,835	103%	46%
Cost of sales	(2,959)	—	—	100%	100%	—	—	100%	100%
Gross profit	73,548	42,323	27,980	74%	51%	37,746	25,835	95%	46%
Sales and marketing expenses	(33,740)	(14,067)	(8,103)	140%	74%	(12,546)	(7,482)	169%	68%
Technology expenses	(6,764)	(3,947)	(2,503)	71%	58%	(3,520)	(2,311)	92%	52%
General and administrative expenses	(19,519)	(13,014)	(5,956)	50%	119%	(11,607)	(5,499)	68%	111%
Movements in credit losses allowance and write-offs	(796)	97	(287)	(921)%	(134)%	87	(265)	(1015)%	(133)%
Fair value movement on contingent consideration	(10,852)	—	—	100%	—%	—	—	100%	—%
Operating profit	1,877	11,392	11,131	(84)%	2%	10,160	10,278	(82)%	(1)%
Gains on financial liability at fair value through profit or loss	—	—	1,417	—%	100%	—	1,308	—%	(100)%
Finance income	2,322	2,581	303	(10)%	752%	2,302	280	1%	722%
Finance expenses	(1,299)	(1,809)	(2,099)	(28)%	(14)%	(1,613)	(1,938)	(19)%	(17)%
Income before tax	2,900	12,164	10,752	(76)%	13%	10,849	9,928	(73)%	9%
Income tax (charge) credit	(510)	289	4,399	(276)%	(93)%	258	4,062	(298)%	(94)%
Net income for the year attributable to shareholders	2,390	12,453	15,151	(81)%	(18)%	11,107	13,990	(78)%	(21)%
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(4,793)	(4,812)	2,480	0%	(294)%	(4,292)	2,290	12%	(287)%
Total comprehensive (loss) income for the year attributable to the shareholders	(2,403)	7,641	17,631	(131)%	(57)%	6,815	16,280	(135)%	(58)%
Revenue
We generate most of our revenue by performance marketing whereby we refer online gamblers to online gambling operators. In addition, we earn revenue from paid subscriptions, content syndication and advertising.
Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Subscription revenue consists of B2C data subscription services and B2B data syndication services. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.
Performance marketing Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after month end.

Subscription For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
Advertising and other For Advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Total revenue increased by $34.2 million, or 81%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. On a constant currency basis, revenue increased $38.8 million, or 103%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021 as revenue from the U.K. and Ireland, and other Europe was negatively affected by the strengthening of the USD against the EUR and GBP during 2022.

Total revenue increased by $14.3 million, or 51%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. On a constant currency basis, revenue increased $11.9 million, or 46%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020 as revenue from the U.K. and Ireland, and other Europe was negatively affected by the weakening of the USD against the EUR and GBP during 2022.

Total revenue increased 38% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 due to organic growth with the remainder of the increase due to the January 2022 acquisitions of RotoWire and BonusFinder. On a constant currency basis, total revenue increased 56% due to organic growth for the year ended December 31, 2022 as compared to the year ended December 31, 2021. For the year ended December 31, 2021 as compared to the year ended December 31, 2020, all revenue growth was due to organic growth.

A significant proportion of our revenue was denominated in Euros (“EUR”) or U.K. Pounds Sterling (“GBP”). Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Year Ended December 31,			As a Percentage of Revenue
	2022	2021	2020	2022	2021	2020
	(in thousands USD)
U.K. and Ireland	28,151	21,391	16,189	37%	51%	58%
Other Europe	8,909	10,800	5,252	12%	26%	19%
North America	35,923	7,484	3,959	47%	18%	14%
Rest of the world	3,524	2,648	2,580	5%	6%	9%
Total revenues	76,507	42,323	27,980	100%	100%	100%
Other Europe includes revenue from European markets, including Sweden, Germany, the Netherlands and Italy; North America includes revenue from the United States and Canada. Rest of the world includes revenue from Oceania and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the year ended December 31, 2022 compared to the year ended December 31, 2021 total revenue grew 81%. The revenue growth is driven primarily by growth from North America of 380% during the year ended December 31, 2022 as a result of a combination of organic growth and acquisitions compared to the year ended December 31, 2021. We believe this growth stems from both increased addressable market, increased market share, and increased demand for our performance marketing services. Revenue from the U.K. and Ireland for the year ended December 31, 2022 grew 32% compared to the year ended December 31, 2021, despite the weakening of GBP and EUR against the USD. We believe this growth stems from increased market share. Revenue from Other Europe for the year ended December 31, 2022 decreased by 18% compared to the year ended December 31, 2021. This is driven by a weakening of the EUR against the USD and changed market conditions in Germany following the local regulation of the market in July 2021, partially offset by growth in other European markets.
During the year ended December 31, 2021 compared to the year ended December 31, 2020, revenue increased across each of our disaggregated markets driven by organic growth. We believe the growth stems from a combination of increased demand, market growth, increased addressable market, increased market share, and improved technology and operational efficiencies.

Our revenue disaggregated by monetization is as follows:

	Year Ended December 31,			As a Percentage of Revenue
	2022	2021	2020	2022	2021	2020
	(in thousands USD)
Performance marketing	61,983	37,803	27,093	81%	89%	97%
Subscription	6,438	—	—	8%	—%	—%
Advertising and other	8,086	4,520	887	11%	11%	3%
Total revenues	76,507	42,323	27,980	100%	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.
The revenue increase for the year ended December 31, 2022, compared to the year ended December 31, 2021 was driven primarily by increased performance marketing revenue from North America and the U.K. and Ireland on both our organically built websites, the acquired RotoWire and BonusFinder sites, our media partnerships, and the addition of Subscription revenue as a result of the acquisition of Roto Sports.

The revenue increase for the year ended December 31, 2021 compared to the year ended December 31, 2020 was driven by organic growth in performance marketing across all disaggregated markets and growth in Advertising and other revenue derived primarily from growth in fixed listing and placement fees.
Our revenue disaggregated by product type from which it is derived is as follows:

	Year Ended December 31,			As a Percentage of Revenue
	2022	2021	2020	2022	2021	2020
	(in thousands USD)
Casino	50,923	35,632	24,135	66%	84%	86%
Sports	25,086	6,188	3,210	33%	15%	11%
Other	498	503	635	1%	1%	2%
Total revenues	76,507	42,323	27,980	100%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports including online poker and online bingo.

The growth in casino revenue for the year ended December 31, 2022 compared to the year ended December 31, 2021 is driven primarily by organic revenue growth in the UK and Ireland, and North America and the acquisition of Bonus finder. The growth in sports for the year ended December 31, 2022 compared to the year ended December 31, 2021 is driven primarily by organic revenue growth in North America and the acquisition of RotoWire.

The Casino revenue increase for the year ended December 31, 2021 compared to the year ended December 31, 2020, we believe, is driven partly by a structural shift from offline to online casino products, accelerated by the closure of traditional brick-and-mortar gambling facilities during the COVID-19 pandemic, positively impacting the overall market growth.

The Sports revenue increase for the year ended December 31, 2021 compared to the year ended December 31, 2020, we believe was directly impacted by the resumption of the sports season and in-person sporting events resulting from a decrease in COVID-19 restrictions.

Cost of Sales
Cost of sales is comprised of license fees to media partners (which were first established in 2022) and data and payments' solution expenses related to subscription revenue (which were established in 2022 in connection with the acquisition of RotoWire). As a result, costs of sales were not incurred prior to 2022.

Operating Expenses

Total operating expenses increased by $40.7 million, or 132% in the year ended December 31, 2022, as compared to the year ended December 31, 2021 driven by increased expenses across sales and marketing expenses including increased amortization related to the acquisitions of RotoWire and BonusFinder, technology expenses, general and administrative expenses, and fair value movements on contingent consideration. Total operating expenses in the year ended December 31, 2022 were affected by fair value movements on contingent consideration of $10.9 million, amortization related to the acquisitions of RotoWire and BonusFinder of $4.7 million, and employee bonuses related to the acquisitions of $0.6 million. In constant currency total operating expense increased by $44.1 million, or 160% in the year ended December 31, 2022 as compared to the year ended December 31, 2021 as operating expenses were positively affected by the weakening of the EUR against the USD during 2022.

Total operating expenses increased by $14.1 million, or 84% in the year ended December 31, 2021, as compared to the year ended December 31, 2020 primarily driven by increased sales and marketing, technology, and general and administrative expenses. In constant currency total operating expenses increased by $12.0 million, or 77% in the year ended December 31, 2021 as compared to the year ended December 31, 2020 as operating expenses were negatively affected by the strengthening of the EUR against the USD during 2022.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Year Ended December 31,			As a Percentage of Revenue
	2022	2021	2020	2022	2021	2020
People costs	17,587	8,362	4,515	23%	20%	16%
Employees' bonuses related to acquisition	628	—	—	1%	—%	—%
External marketing expenses	4,126	2,070	1,208	5%	5%	4%
Amortization of intangible assets	5,949	1,817	1,817	8%	4%	6%
Share option charge	417	524	63	1%	1%	—%
External content	3,166	1,031	—	4%	2%	—%
Other	1,867	263	500	2%	1%	2%
Total sales and marketing expenses	33,740	14,067	8,103	44%	33%	29%
People costs include commercial, marketing and content functions. External marketing expenses include search engine optimization and other marketing activities. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. External content includes external content services. Other expenses include other external service providers and software licenses.
Sales and marketing expenses increased by $19.7 million, or 140%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. On a constant currency basis, sales and marketing expenses increased by $21.2 million, or 169%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021.
People costs increased by $9.2 million, or 110%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, as a result of 138 new hires during the year and year-over-year salary increases. Employees’ bonuses related to acquisition increased $0.6 million, or 100% year-over-year. External marketing costs increased $2.1 million, or 99%, as a result of increased marketing campaigns and sponsorship costs as well as higher outreach marketing costs. External content expenses increased by $2.1 million, or 207%, as a result of increased number of products and markets. Other sales and marketing expenses increased $1.6 million, or 610%, as a result of higher subscription fees. Amortization of intangible assets increased $4.1 million, or 227%, or as a result of additional charges on assets acquired as a part of business combinations.
Sales and marketing expenses increased $6.0 million, or 74%, in the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase is primarily the result of People costs of $3.9 million, or 85%, as a result of new hires during the year and year-over-year salary increase. External marketing costs increased $0.9 million, or 71%, as a result of increased marketing campaigns and sponsorship costs as well as higher outreach marketing.
A significant proportion of our sales and marketing expense were denominated in EUR.
Technology Expenses

	Year Ended December 31,			As a Percentage of Revenue
	2022	2021	2020	2022	2021	2020
People costs	5,077	3,296	2,183	7%	8%	8%
Depreciation of property and equipment	—	46	13	—%	—%	—%
Amortization of intangible assets	419	129	15	1%	—%	—%
Share option charge	20	—	91	—%	—%	—%
Software and subscriptions	671	219	—	1%	1%	—%
Other	577	257	201	1%	1%	1%
Total technology expenses	6,764	3,947	2,503	9%	9%	9%
People costs include platform, web, and business intelligence technology functions. Depreciation expense pertains to computer and office equipment. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $2.8 million, or 71%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. On a constant currency basis, technology expenses increased $3.2 million, or 92%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Growth in technology expenses in the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to higher people costs as a result of 39 new hires during the year and year-over-year salary increase, higher amortization of intangible assets due to the purchase of asset and software expenses.
Technology expenses increased $1.4 million, or 58%, in the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase is primarily the result of people costs of $1.1 million, or 51%, as a result of new hires during the year and year-over-year salary increase.

A significant portion of our technology expenses were denominated in EUR.
General and Administrative Expenses

	Year Ended December 31,			As a Percentage of Revenue
	2022	2021	2020	2022	2021	2020
People costs	7,981	4,044	3,114	10%	10%	11%
Share option charge	2,777	1,471	217	4%	3%	1%
Depreciation of property and equipment	190	130	110	—%	—%	—%
Amortization of right-of-use assets	401	279	272	1%	1%	1%
Short term leases	441	382	203	1%	1%	1%
Legal and consultancy fees	4,177	2,590	928	5%	6%	3%
Acquisition related costs	539	520	0	1%	1%	—%
Accounting and legal fees related to offering	—	963	724	—%	2%	3%
Costs related to lease termination	—	—	155	—%	—%	1%
Employees’ bonuses related to offering	—	1,085	—	—%	3%	—%
Insurance	655	384	—	1%	1%	—%
Other	2,358	1,166	233	3%	3%	1%
Total general and administrative expenses	19,519	13,014	5,956	26%	31%	21%
People costs include directors and executive management, finance, legal and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Depreciation expense pertains to computer and office equipment. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses increased $6.5 million, or 50%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. On a constant currency basis, general and administrative expenses increased $7.9 million, or 68%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021.
The increase in people costs in the year ended December 31, 2022 as compared to the year ended December 31, 2021 was a result of year-over-year salary and bonus increases and 13 new hires. Legal and consultancy fees increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 as a result of increased auditing, accounting, legal and other consulting expenses due to our public company compliance obligations. Other expenses increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily as a result increased travel and office expenses.

General and administrative expenses increased $7.1 million, or 119%, in the year ended December 31, 2021 as compared to the year ended December 31, 2020. People costs increased $0.9 million, or 30%, as a result of year-over-year salary and bonus increases and expansion of the senior management team. Share-based payments increased by $1.3 million due to the stock options granted during 2021. Legal and consultancy fees increased by $1.7 million, or 179%, as a result of increased auditing, accounting, and tax expenses. We incurred expenses of $1.0 million in 2021 consisting of accounting and legal fees related to the offering, $1.1 million related to employee bonus related to the offering and $0.5 million of acquisition related costs. Other expenses increased by $0.9 million primarily as a result increased travel and office expenses.
A significant proportion of our general and administrative expenses were denominated in EUR.

Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value contingent consideration. The Group expects to incur gains or losses related to the contingent consideration until December 2023 (see Note 5 to the consolidated financial statements).
Finance Income and Finance Expense

	Year Ended December 31,
	2022	2021	2020
Finance Income (foreign exchange gain)	2,322	2,581	303

Finance expense consists of the following:
Foreign exchange loss	225	1,041	173
Interest expense on borrowings	464	480	1,521
Interest expense on lease liabilities	182	188	204
Unwinding of deferred consideration	325	—	—
Warrants repurchase	—	—	157
Other finance results	103	100	44
Total finance expenses	1,299	1,809	2,099
Net finance income (loss)	1,023	772	(1,796)
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Roto Sports. The Group expects to incur financial expenses related to the deferred consideration until December 2023 (see Note 5 to the Consolidated Financial Statements).
Taxation
We are subject to income taxes where we operate. The income tax charge of $0.5 million and an income tax credit of $0.3 million and $4.4 million of which $1.0 million, $1.8 million and $5.4 million is related to movements in deferred taxes for the years ended December 31, 2022, 2021 and 2020, respectively. Deferred taxes relate to the difference between the accounting and tax base of transferred intangible assets and carried forward tax losses. As of December 31, 2022 and 2021, we had cumulative carried forward tax losses of $40.0 million and $31.5 million, respectively. As of December 31, 2022 and 2021, we had unutilized capital allowances of $73.1 million and $93.4 million, respectively, related to transferred intangible assets.

Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2022 vs 2021	Change 2021 vs 2020	Change 2022 vs 2021	Change 2021 vs 2020
	2022	2021	2020	%	%	%	%
	(in thousands, USD, unaudited)
Adjusted EBITDA	24,069	18,356	14,552	31%	26%	47%	22%
Adjusted EBITDA Margin	31%	43%	52%
Adjusted net income for the period attributable to shareholders	14,195	12,453	15,151	14%	(18)%	28%	(21)%
Adjusted net income per share attributable to shareholders, diluted	0.37	0.37	0.49	0%	(24)%	12%	(27)%
Free Cash Flow	9,467	8,423	10,804	12%	(22)%
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the year attributable to shareholders as presented in the Consolidated Statements of Comprehensive (loss) and income for the year specified:

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2022 vs 2021	Change 2021 vs 2020	Change 2022 vs 2021	Change 2021 vs 2020
	2022	2021	2020	%	%	%	%
	(in thousands, USD, unaudited)
Net income for the period attributable to shareholders	2,390	12,453	15,151	(81)%	(18)%	(78)%	(21)%
Add back (deduct):
Interest expenses on borrowings and lease liability	646	668	1,725	(3)%	(61)%	8%	(63)%
Income tax charge (credit)	510	(289)	(4,399)	(276)%	(93)%	(298)%	(94)%
Depreciation expense	190	176	123	8%	43%	21%	38%
Amortization expense	6,769	2,225	2,104	204%	6%	241%	2%
EBITDA	10,505	15,233	14,704	(31)%	4%	(23)%	—%
Share option charge	3,214	1,995	315	61%	533%	81%	511%
Fair value movement on contingent consideration	10,852	—	—	100%	—%	100%	100%
Unwinding of deferred consideration	325	—	—	100%	—%	100%	100%
Foreign currency translation gains (losses), net	(2,097)	(1,540)	(130)	36%	1085%	53%	1044%
Gains on financial liability at fair value through profit or loss	—	—	(1,417)	—%	(100)%	—%	(100)%
Other finance results	103	100	201	3%	(50)%	16%	(52)%
Costs related to lease termination	—	—	155	—%	(100)%	—%	(100)%
Accounting and legal fees related to offering	—	963	724	(100)%	33%	(100)%	29%
Employee bonuses related to the offering	—	1,085	—	(100)%	100%	(100)%	100%
Acquisition related costs (1)	539	520	—	4%	100%	16%	100%
Employees' bonuses related to acquisition	628	—	—	100%	—	100%	100%
Adjusted EBITDA	24,069	18,356	14,552	31%	26%	47%	22%
(1)The acquisition costs are related to the business combinations of the Group.
n/m = not meaningful

Adjusted EBITDA increased 31% to $24.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily driven by growth in revenue partly offset by increases sales and marketing, technology, and general and administrative expenses. In constant currency Adjusted EBITDA increased by $7.7 million, or 47%.

Below is the Adjusted EBITDA Margin calculation for the year specified:

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2022 vs 2021	Change 2021 vs 2020	Change 2022 vs 2021	Change 2021 vs 2020
	2022	2021	2020	%	%	%	%
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)
Revenue	76,507	42,323	27,980	81%	51%	103%	46%
Adjusted EBITDA	24,069	18,356	14,552	31%	26%	47%	22%
Adjusted EBITDA Margin	31%	43%	52%

Adjusted EBITDA margin decreased from 43% to 31% for the year ended December 31, 2021 compared to the year ended December 31, 2022 primarily driven by the addition of lower margin non-performance marketing revenue through the acquisition of RotoWire, new media partnerships, and the increase in sales and marketing, technology, and general and administrative expenses.

Adjusted EBITDA margin for the year ended December 31, 2021 compared to the year ended December 31, 2020 decreased from 52% to 43% primarily driven by increased sales and marketing, technology, and general and administrative expenses partly offset by revenue growth.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur gains or losses related to the contingent consideration and expenses related to the unwinding of deferred consideration and employee bonuses until December 2023. See Note 5 of the consolidated financial statements for the year ended December 31, 2022 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the year attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the year specified:

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2022 vs 2021	Change 2021 vs 2020	Change 2022 vs 2021	Change 2021 vs 2020
	2022	2021	2020	%	%	%	%
	(in thousands USD, except for per share data, unaudited)
Net income for the period attributable to shareholders	2,390	12,453	15,151	(81)%	(18)	(78)%	(21)%
Fair value movement on contingent consideration (1)	10,852	—	—	100%	—%	100%	—%
Unwinding of deferred consideration (1)	325	—	—	100%	—%	100%	—%
Employees' bonuses related to acquisition(1)	628	—	—	100%	—%	100%	—%
Adjusted net income for the period attributable to shareholders	14,195	12,453	15,151	14%	(18)%	28%	(21)%
Net income per share attributable to shareholders, basic	0.07	0.40	0.55	(83)%	(27)%	(81)%	(29)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.30	0.00	0.00	100%	—%	100%	—%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.00	0.00	100%	—%	100%	—%
Effect of adjustments for bonuses related to acquisition, basic	0.02	0.00	0.00	100%	—%	100%	—%
Adjusted net income per share attributable to shareholders, basic	0.40	0.40	0.55	0%	(27)%	11%	(29)%
Net income per share attributable to ordinary shareholders, diluted	0.06	0.37	0.49	(84)%	(24)%	(82)%	(27)%
Adjusted net income per share attributable to shareholders, diluted	0.37	0.37	0.49	0%	(24)%	12%	(27)%

1.There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Year Ended December 31,
	2022	2021	2020
Weighted-average number of ordinary shares, basic	35,828,204	30,886,559	27,595,446
Weighted-average number of ordinary shares, diluted	38,212,108	33,746,536	30,879,550

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the year specified:

	Year Ended December 31,			Change 2022 vs 2021	Change 2021 vs 2020
	2022	2021	2020	%	%
	(in thousands, USD, unaudited)
Cash flows generated by operating activities	18,755	13,997	10,894	34%	28%
Capital Expenditures (1)	(9,288)	(5,574)	(90)	(67)%	n/m
Free Cash Flow	9,467	8,423	10,804	12%	(22)%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations. .

Free cash flow increased 12% to $9.5 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily driven by increased operating cashflows partly offset by increased capital expenditures including the acquisition of domain names.

Free cash flow for the year ended December 31, 2021 compared to the year ended December 31, 2020 decreased 22% to $8.4 million primarily driven by increased capital expenditure including the acquisition of domain names partly offset by increased operating cashflow.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income (loss) from EUR to USD by translating financial data for the year ended December 31, 2021 using the same foreign currency exchange rates that we used to translate financial data for the year ended December 31, 2022.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations – Year ended December 31, 2022 with year ended December 31, 2021” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 2—Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the Consolidated Financial Statements included elsewhere in this annual report. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

Key Performance Indicator
The Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define an NDC as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.
While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within this annual report for further risks associated with our business which could affect this KPI.

	Year Ended December 31,			Change 2022 vs 2021		Change 2021 vs 2020
	2022	2021	2020	thousands	%	thousands	%
	(in thousands, unaudited)
New Depositing Customers	273	117	104	156	133%	13	13%

The increase in NDCs for the year ended December 31, 2022 compared to December 31, 2021 demonstrates the growth in the business, related to both organic growth across casino and sports products and acquisitions. As such, we believe this is a meaningful metric in evaluating our operating performance.
B.    LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from our initial public offering, operations and borrowings. As of December 31, 2022 and 2021, our cash deposited in banks was $29.7 million and $51.0 million, respectively, primarily in accounts with banks in the U.S. and Ireland. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and the continued development of our platform.
In December 2020, we and an investor entered into a $6.0 million two-year term loan carrying interest at 8%, or the term loan. The term loan was secured by a pledge of shares in our subsidiaries and was repaid in full as of December 31, 2022.
In July 2021, we issued and sold 5,250,000 ordinary shares in our initial public offering on the Nasdaq Global Market under the ticker symbol “GAMB” in exchange for total gross cash proceeds of $42.0 million.
We estimate based on cash on hand and cash generated from operations that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our consolidated financial statements.
Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital decreased to $10.3 million as of December 31, 2022 compared to $46.7 million as of December 31, 2021, primarily due to the increase in contingent and deferred consideration liabilities of $22.2 million from our 2022 acquisitions (see Note 5 to the consolidated financial statements), a decrease in cash due to the payment of consideration of $23.4 million for RotoWire and BonusFinder acquisitions, partially offset by cash flows generated by operating activities, and an increase in trade receivables and payables. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for at least 12 months from the date of this annual report.
Cash Flow Analysis
The following table summarizes our cash flows for the year indicated:

	Year Ended December 31,
	2022	2021	2020
	(in thousands, USD)
Cash flows generated by operating activities	18,755	13,997	10,894
Cash flows used in investing activities	(32,699)	(5,574)	(90)
Cash flows (used in) generated by financing activities	(7,310)	34,988	(10,201)
Net movement in cash and cash equivalents	(21,254)	43,411	603
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities increased by $4.7 million, or 34%, to $18.8 million for the year ended December 31, 2022 from $14.0 million for the year ended December 31, 2021. The fluctuations in net cash generated by operating activities is the result of a decrease in income before tax of $9.3 million which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) $10.9 million related to fair value movement in contingent consideration, (ii) net finance costs increased by $0.3 million due to currency translation gains, (iii) share option charges increased by $1.2 million, (iv) charges in credit loss allowance provision increased $0.9 million, (v) amortization charges increased $4.6 million, and (vi) working capital changes decreased by $3.0 million reflecting increased trade and other receivables balances, and decreased trade and other payable balances for 2022 compared to 2021. The increase in trade and other receivables is the result of increased receivable from operators as of December 31, 2022 compared to December 31, 2021 driven by strong growth in revenue. Additionally, during the year ended December 31, 2022, the Group repurchased warrant at fair value of $0.8 million.

Cash flows generated by operating activities increased $3.1 million, or 28%, to a $14.0 million net inflow during the year ended December 31, 2021 from a $10.9 million net inflow for the year ended December 31, 2020. The increase in net cash provided by operating activities is the result of an increase in income before tax of $1.4 million due to growth in the business as described above. The increase was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) net finance costs decreased by $2.6 million due to decreased interest expense on our 2021 Bonds, (ii) financial instruments valuation gains decreased $1.4 million due to the redemption of our 2021 Bonds, (iii) share option charges increased $1.7 million, (iv) income tax payments increased $1.5 million and (v) working capital changes increased by $2.8 million reflecting increased trade and other receivables balances for 2021 compared to 2020. The increase in trade and other receivables is the result of increased prepayments as of December 31, 2021 compared to December 31, 2020.
Cash Flows Used in Investing Activities
Cash flows used in investing activities increased $27.1 million to a $32.7 million net outflow during the year ended December 31, 2022 from a $5.6 million net outflow during the year ended December 31, 2021. The increase is primarily the result of the initial payments made for the acquisitions of Roto Sports and BonusFinder of $23.4 million (net of cash acquired), and an increase of $3.7 million year-over-year in the purchase of intangible assets including domain names and capitalized software development costs.

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

Cash Flows (Used in) Generated by Financing Activities
Cash flows used in financing activities of $7.3 million in 2022 was the result of repayment of borrowings of $6.0 million, scheduled interest payments of $0.5 million, repurchase of common shares of $0.3 million and rent payments for long-term leases of $0.5 million. Long-term lease payments are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.3 million and interest paid of $0.2 million.

Cash flows generated by financing activities of $35.0 million in 2021 was the result of the initial public offering of ordinary shares, net of equity issue costs, of $35.9 million and scheduled interest payments of $0.5 million. Rent payments for long-term leases of $0.4 million are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.2 million and interest paid of $0.2 million.

Cash flows used in financing activities of $10.2 million in 2020 was the result of the issue of ordinary shares and warrants, net of equity issue costs, of $3.4 million, proceeds from the issuance of a term loan, net of issuance costs, of $5.9 million, repayments of Notes of $17.4 million, repurchases of warrants of $0.1 million, and scheduled interest payments of $1.7 million. Rent payments for long-term leases of $0.4 million are presented as part of financing cash flows and comprised of principal paid of $0.2 million and interest paid of $0.2 million.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Research and Development
We have built our technology platform relying primarily on software and systems that we have developed in-house and, to a lesser extent, on third-party software that we have modified and incorporated. Our strong technology platform is essential to our business and ability to compete successfully with other online gambling affiliates. We continue to invest significant resources to further develop our platform.
Intellectual Property
We consider our trademarks and domain names as critical to our success. We currently hold rights to the Gambling.com, Casinos.com, Bookies.com and RotoWire.com domain names and a portfolio of other domain names suitable for targeting multiple jurisdictions, including most U.S. states. We also have certain registered trademarks that are important to our brand, such as the combined mark, Gambling.com. We primarily rely on a combination of trademark, copyright and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights.
As of December 31, 2022, we owned eight trademarks and over 1,200 domains.
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

The critical accounting policies, estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are included in Note 4 to our consolidated financial statements in Part III Item 18.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers, and directors as of the date of this annual report:

NAME	AGE	POSITION
Executive officers
Charles Gillespie	39	Chief Executive Officer, Co-Founder and Director
Kevin McCrystle	39	Chief Operating Officer and Co-Founder
Elias Mark	42	Chief Financial Officer
Ellen Monaghan	38	Vice President, People
Directors
Mark Blandford	65	Chairman of the Board of Directors
Susan Ball	61	Director (1)(2)(3)
Fredrik Burvall	50	Director (1)(3)
Gregg Michaelson	57	Director (2)
Pär Sundberg	50	Director (2)(3)
Michael Quartieri	53	Director(1)
(1)Member of our audit committee.
(2)Member of our compensation committee.
(3)Member of our nominating and corporate governance committee.
Executive Officers
Charles Gillespie is our Chief Executive Officer, Co-Founder and a director, positions he has held since the Company’s inception in 2006. Through his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and U.S. Under his leadership, the Company has prioritized technological investments and has completed six acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr.

Gillespie holds a Bachelor of Art degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill.
Kevin McCrystle is our Chief Operating Officer and Co-Founder, positions he has held since 2007. Through his tenure, Mr. McCrystle has developed and implemented strategies for product, marketing, content, sales, and integration of key acquisitions. Since July 2016, he has served as a director of GDC Media Limited (Ireland), a subsidiary of the Company. Mr. McCrystle holds a Bachelor of Arts degree in Political Science and Philosophy from University of North Carolina at Chapel Hill.
Elias Mark is our Chief Financial Officer, a position he has held since 2016. Mr. Mark also served on the board of directors of Ampezzo Capital PCC Ltd, a technology and Internet focused private equity firm, where he was a founding partner and previously served as a member of the investment advisory team from January 2010 to December 2014. Prior to joining the Company, Mr. Mark served as CFO at Whispr Group from March 2015 to December 2016. Mr. Mark also previously served as a director at Nöjesguiden from December 2013 to April 2016, at Highlight Media Group from February 2010 to September 2014 and at Web Guide Partner from September 2008 to January 2010. Mr. Mark began his career as Siguiente Capital AB, where he served as an Associate from June 2007 to September 2008. Mr. Mark holds a Master of Arts degree in Management from the University of St. Andrews and is an associate of Chartered Institute for Securities & Investment.
Ellen Monaghan is our Vice President, People, a position she has held since December 2020. Ms. Monaghan has served in several positions since she joined the Company in December 2015, including Director of People Operations from December 2018 to December 2020, People Operations Manager from December 2017 to December 2018 and HR Business Partner from December 2015 to December 2017. Ms. Monaghan was recognized by iGaming Business as one of the industry’s women to watch. Prior to joining the Company, Ms. Monaghan served as Manager—Office and Facilities Management of Openet from July 2012 to December 2015, and previously as Personal Assistant to CTO from March 2010 to August 2012. Ms. Monaghan also previously served as ICT Recruitment Consultant at RECRUITERS from April 2008 to March 2010. From April 2007 to April 2008, Ms. Monaghan served as a Banking & Finance Consultant at HRM. She has led the opening and expansion of our offices in Dublin, Ireland, St. Julians, Malta and Charlotte, North Carolina through talent acquisition and management. Since 2015, Ms. Monaghan has served as a director of our subsidiary based in Dublin, GDC Media Limited (Ireland). Ms. Monaghan holds a Bachelor of Arts degree in Politics and Sociology from University College Dublin.
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
Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as an advisor of the board of directors at FSB Technology Group, a B2B omnichannel sports betting provider, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sportsbetting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA

(Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.
Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at M.O.B.A Network AB (Plc), Speqta AB (Plc) and Cherry With Friends (Plc), and as a board member at Movs Technology Group. Mr. Burvall is also the Chief Executive Officer/Owner at The Networked Nation—tNN AB, where he has served in that role since May 2017. Previously, Mr. Burvall served at the Board of Aspire Global (Plc) June 2017 to June 2022 and Enteractive Ltd from February 2017 to February 2022. Mr. Buvall also served in several roles at Cherry AB, including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Final Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University.
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
Pär Sundberg has served as a director since February 2018. Mr. Sundberg also currently serves as Chairman of the board of directors at Brand New Content, and as a board member at SNÖ of Sweden. Previously, Mr. Sundberg served as a member of the board of directors at G5 Entertainment AB, KOEN Media, AB Traction, Buzzador AB and IPS Förändringskompetens AB. From July 2010 to September 2011, Mr. Sundberg served as President and Chief Executive Officer at Metronome Film & Television AB, a Film and Television production company with operations in Sweden, Norway, Denmark, Finland, and the United States. From its inception in May 1996 to August 2009, Mr. Sundberg served as President and Chief Executive Officer of OTW, Sweden’s leading content marketing group of companies that he also co-founded. From January 2000 to November 2001, Mr. Sundberg served as a member of the board of directors of Stockholm News, a free daily newspaper that he co-founded. Previously, Mr. Sundberg served as a Reporter at Expressen from 1991 to 1996. Mr. Sundberg holds a M.Sc. degree in Industrial Engineering and Management from Luleå University of Technology.

Michael Quartieri has served as a director since June 2022. Mr. Quartieri currently serves as the Chief Financial Officer of Dave & Buster’s Entertainment, Inc. Mr. Quartieri had been Executive Vice President, Chief Financial Officer and Corporate Secretary of LiveOne, Inc. from November 2020 until December 2021. Prior to his tenure at LiveOne, Inc., Mr. Quartieri served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary at Scientific Games from November 2015 until June 2020. Prior to that Mr. Quartieri spent nine years with Las Vegas Sands Corp. in multiple roles ending as Senior Vice President, Chief Accounting Officer and Global Controller, and 13 years at Deloitte & Touche. He earned a Bachelor of Science and Master of Accounting degrees from the University of Southern California and is a Certified Public Accountant.

B.     COMPENSATION
The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2022 and 2021 was $5.7 million and $4.3 million, respectively.
For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

Equity Incentive Plans
We have historically granted options (incentive stock options and non-qualified stock options) and warrants to incentivize employees and other service providers under our equity incentive plans. There are options to purchase 1,456,214 ordinary shares and warrants to purchase 50,000 ordinary shares currently outstanding under our Amended and Restated 2020 Stock Incentive Plan, or the Amended and Restated 2020 Plan, described below. The outstanding options under the Amended and Restated 2020 Plan have a weighted average exercise price of $8.18 per Ordinary Share and typically vest over four years as follows: 25% of the options vest on the first anniversary of the grant date, with 1/48th of the total number of options vesting monthly thereafter, in each case, subject to the grantee’s continued employment or service with us on each vesting date. The options expire between November 2027 and January 2032. The outstanding warrants under the Amended and Restated 2020 Plan have a weighted average exercise price of $3.52 per Ordinary Share and are exercisable four years from the grant date. We have also granted 10-year performance awards to our Co-Founders totaling 4,056,770 options, subject to performance vesting, to purchase ordinary shares. As of December 31, 2022, the performance conditions were not achieved. See “Senior Executive Officer Performance Option Awards” below for additional information
Amended and Restated 2020 Stock Incentive Plan and Its Supplements

Effective Date and Shares Reserved. The Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, became effective on the date on which it was adopted by our board of directors and will continue in effect until terminated or suspended by our board of directors. Generally, no awards shall be granted under the Amended and Restated 2020 Plan after July 6, 2031, and no Incentive Stock Options may be granted after September 24, 2030, but any awards granted prior to such dates may extend beyond such expiration dates. The Amended and Restated 2020 Plan provides for the grant of stock options, warrants, and other stock-based awards to our employees, officers, directors (including non-executive directors), and consultants and advisors. The maximum aggregate number of shares that may be granted initially under the Amended and Restated 2020 Plan was 1,500,000. The shares reserved for issuance under the Amended and Restated 2020 Plan will be increased on the first day of each calendar year in an amount equal to 2% of the total number of shares outstanding on the last day of the immediately preceding calendar year, unless otherwise determined by the board prior to the increase. The maximum amount of shares that may be granted to a non-employee director shall not exceed $500,000 in total value. If any award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part, such shares will again be available for the grant under the Amended and Restated 2020 Plan. In addition, shares tendered to us to exercise an award will be added to the number of shares of available for grant under the Amended and Restated 2020 Plan.
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
Types and Terms and Conditions of Awards. The administrator may grant awards intended to qualify as an incentive stock option, non-qualified stock option, warrants, or other stock-based awards permissible by applicable laws. The maximum amount of shares that may be issued through the exercise of incentive stock options granted under the Amended and Restated 2020 Plan is 1,500,000 shares plus a 2% increase on the first day of each calendar year based on total number of shares outstanding on the last day of the immediately preceding calendar year. The Amended and Restated 2020 Plan requires that incentive stock options and warrants have an exercise price that is not less than 100% of the fair market value of a share underlying such options. With respect to incentive stock options the exercise price may be not less than 110% of the fair market value in case of a grantee who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares on the date of grant.
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
Adjustment Provisions. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to shareholders other than an ordinary cash dividend, the administrator shall have the authority to make equitable adjustments as to (i) the number and class of securities available under the Amended and Restated 2020 Plan, (ii) the number and class of securities subject to any outstanding option, (iii) the number and class of securities subject to any outstanding warrant and (iv) the exercise price per share covered by any awards, unless the grantee is a California resident, whose securities shall be adjusted proportionately following the above mentioned triggering events. In addition, if the strike price and number of shares covered by any outstanding option or warrant are adjusted as of the distribution date of any stock dividend, then a grantee having exercised an option or warrant between the record date and the distribution date for such stock dividend will be entitled to the stock dividend with respect to any shares acquired through exercising such options or warrants.
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
Equity Type. The Performance Option Awards are comprised of performance-based nonqualified stock options. The Executive Optionees will receive compensation from the Performance Option Awards only to the extent that the Company achieves the applicable performance milestones. The Performance Option Awards were not made under an equity incentive plan, such as the Company’s Amended and Restated 2020 Share Incentive Plan, as amended.
Exercise Price. The exercise price of the Performance Option Awards is the $8 per share initial public offering price of the Company’s ordinary shares on the Nasdaq Global Market.
Award Vesting / Milestones. Each of the 12 tranches of the Performance Option Awards will vest upon certification by the board of directors that each of the Market Capitalization Milestone for such tranche has been met. There are 12 Market Capitalization Milestones, each one requiring an incremental increase in the Company’s market capitalization, initially to $500 million and by increments of $500 million thereafter, with each incremental increase being approximately equivalent to the Company’s approximate market capitalization of $500 million in late 2021 (each, a “Market Capitalization Milestone”). To meet all 12 Market Capitalization

Milestones, the Company will have to add approximately $6 billion to its current market capitalization. Except in a change in control situation, measurement of the Market Capitalization Milestones will be based on both (i) a six-calendar month trailing average of the Company’s share price as well as (ii) a 30-calendar day trailing average of the Company’s share price, in each case based on trading days only, and will thus require sustained market capitalization appreciation to be met.
Term of Award / Post-Termination of Employment Exercise Period. The term of the Performance Option Awards is 10 years from the date of the grant, unless the Executive Optionee’s employment with the Company is terminated prior to such date. Accordingly, the Optionee has until the tenth anniversary of the date of the grant to exercise any portion of the award that has vested on or prior to such date, provided that he remains employed at the Company. Additionally, the Optionee has up to one year following the termination of his employment with the Company to exercise any portion of the award that vested prior to such termination, subject to any earlier expiration of the Performance Option Awards on the tenth anniversary of the date of the grant. Further, the award also may terminate earlier in connection with a change in control event of the Company, as described further below.
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
C.    BOARD PRACTICES
Board of Directors
Our board of directors currently consists of seven members. Our board of directors has determined that five of our seven directors, Susan Ball, Fredrik Burvall, Gregg Michaelson, Pär Sundberg, and Michael Quartieri, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors or senior management.
In accordance with our amended and restated memorandum and articles of association, our board of directors is divided into three classes, each consisting of an equal number of directors to the maximum extent possible and serving for a three-year term. Each of our directors retires from office at the annual meeting at which their class’s term expires, but is eligible for reappointment by ordinary resolution at such annual general meeting. In each case, where a director is re-appointed, the director shall be entitled to serve until the annual general meeting of shareholders three years later. At the third annual general meeting of shareholders, where a director is re-appointed, they shall be entitled to serve until the third annual general meeting falling after the third annual general meeting. At each succeeding annual general meeting following the third annual general meeting, directors shall be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting. If a vacated office is not filled, the retiring director, if willing to act, shall be deemed to be re-elected, unless at the meeting a resolution is passed not to fill the vacancy or to elect another person in his or her place or unless the resolution to re-elect such director is put to the meeting and lost.
Our directors are divided among the three classes as follows:
▪the Class I directors are Susan Ball and Fredrik Burvall, and their terms will expire at the annual general meeting of shareholders to be held in 2025;
▪the Class II directors are Gregg Michaelson and Pär Sundberg, and their terms will expire at our annual meeting of shareholders to be held in 2023; and
▪the Class III directors are Mark Blandford, Charles Gillespie and Michael Quartieri, and their terms will expire at our annual meeting of shareholders to be held in 2024.
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
Audit Committee
Our audit committee currently consists of Susan Ball, Fredrik Burvall and Michael Quartieri. Susan Ball serves as the Chairperson of the audit committee.
Under the Nasdaq listing requirements and applicable SEC rules, the audit committee is required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that Susan Ball, Fredrik Burvall and Michael Quartieri are each an audit committee financial expert as defined by the SEC rules and each has the requisite financial sophistication as defined by Nasdaq corporate governance rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934 and the Nasdaq listing requirements, which is different from the general test for independence of board and committee members.
Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq rules, including the following:
▪oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors;
▪recommending the engagement or termination of the person filling the office of our internal auditor;
▪recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors;
▪reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process;
▪reviewing our compliance with laws and regulations, including major legal and regulatory initiatives, and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and
▪approving or ratifying any related person transaction (as defined by applicable rules and regulations) in accordance with our applicable policies.
Compensation Committee
Our compensation committee consists of Susan Ball, Gregg Michaelson and Pär Sundberg. Pär Sundberg serves as the Chairperson of the compensation committee. All of the members of our compensation committee satisfy the independence requirements under the Nasdaq rules. The committee will recommend to the board of directors for determination the compensation of each of our executive officers and directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee.
Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:
▪the responsibilities set forth in the compensation policy;
▪reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and
▪reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.
Nominating and Governance Committee

Our nominating and governance committee consists of Susan Ball, Fredrik Burvall, and Pär Sundberg. Fredrik Burvall serves as the Chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:
▪overseeing and assisting our board in reviewing and recommending nominees for election as directors;
▪reviewing and evaluating the size and composition of our board of directors;
▪assessing the performance of the members of our board of directors; and
▪establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company.
Insurance and Indemnification of Directors and Officers
To the extent permitted by the Jersey Companies Law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We have directors and officers liability insurance for the benefit of our office holders and pay all premiums thereunder to the fullest extent permitted by the Jersey Companies Law. We have entered into an indemnification agreement with each of our directors and executive officers.
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
D.    EMPLOYEES
Our goal is to attract and retain highly qualified and motivated personnel. We promote diversity and equality in the workplace. As of December 31, 2022, 39 different nationalities were represented in our workforce. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.
As of December 31, 2022, 2021 and 2020, the Group had 395, 229 and 119 employees, respectively. The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year Ended December 31,
	2022	2021	2020
Executive director	1	1	1
Non-executive directors	6	6	5
Sales and marketing employees	191	96	57
Technology employees	91	58	30
General and administrative employees	57	25	18
	346	186	111
The following table describes our average number of employees by geographic location:

	Year Ended December 31,
	2022	2021	2020
Ireland	111	96	79
Malta	51	18	4
North America	106	41	16
Other	78	31	12
	346	186	111
E.    SHARE OWNERSHIP
The total number of ordinary shares beneficially owned by our directors and executive officers as of March 16, 2023 was 20,584,131, which represents 56% of our total shares. See table in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of March 16, 2023 by (i) each person or entity known by us to beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.
Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 16, 2023, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Gambling.com Group Limited, 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.
As of March 16, 2023, we had 13 holders of record of our ordinary shares, of which 5 holders are in the U.S. These shareholders held in the aggregate 65% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

NAME OF BENEFICIAL OWNER	NUMBER	%
5% Shareholders:
Edison Partners IX, LP(1)	5,192,140	14.2%
Executive officers and directors:
Mark Blandford(2)	12,724,132	34.9%
Charles Gillespie	5,355,489	14.7%
Kevin McCrystle	1,454,254	4.0%
Elias Mark	959,025	2.6%
Ellen Monaghan	30,208	*
Susan Ball	45,476	*
Fredrik Burvall	80,475	*
Pär Sundberg	81,947	*
Michael Quartieri	—	—
All executive officers and directors as a group (9 persons):	20,731,006	57.9%
(1)5,192,140 ordinary shares held by Edison Partners IX, LP. Edison IX GP LLC is the general partner of Edison Partners IX, LP and controls voting, dispositive and investment power with respect to the ordinary shares held by Edison Partners IX, LP. Christopher Sugden, Ryan Ziegler, Thomas Vander Schaaff, Michael Kopelman and Lenard Marcus are the managing members of Edison IX GP LLC, and Mr. Sugden is also the managing partner of Edison IX GP LLC. Each of Mr. Sugden, Mr. Ziegler, Mr. Vander Schaaff, Mr. Kopelman and Mr. Marcus may be deemed to have voting and dispositive power over the ordinary shares held by Edison Partners IX, LP and disclaims any such beneficial ownership other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address for Edison Partners IX, LP is 281 Witherspoon Street, Princeton, NJ 08540.
(2)Consists of (i) 4,724,132 ordinary shares held of record by Mr. Blandford and (ii) 8,000,000 ordinary shares held by Boatside Investments. Mr. Blandford controls voting, dispositive and investment power with respect to the ordinary shares held by Boatside Investments and therefore may be deemed to beneficially own the ordinary shares held by Boatside Investments.
Significant Changes
Based on a Schedule 13G filed with the SEC on February 14, 2022, as of that date Gerard J. Hall no longer beneficially owned more than 5% of our ordinary shares. To our knowledge, other than as disclosed under the caption “- A. Major Shareholders”, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.
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
For more information on our related party transactions, refer to Note 23 to our consolidated financial statements included at the end of this annual report.
Rights of Appointment
Our current board of directors consists of seven directors. Edison Partners IX, LP, or Edison, one of our shareholders, had rights to appoint one member of our board of directors as long as Edison holds at least 12.5% of our issued share capital as of December 31, 2022, subject to certain limitations.
As of the date of this annual report, we are not a party to, and are not aware of, any voting agreements among our shareholders.
Agreements with Directors and Officers

Executive engagement agreements. We are party to amended and restated executive engagement agreements with Messrs. Gillespie, and McCrystle, and an executive engagement agreement with Mr. Mark(collectively, the “executive engagement agreements”. The executive engagement agreements continue until terminated in accordance with their terms, subject to the payment of severance by the Company upon termination of engagement in certain circumstances. The executive engagement agreements also include customary restrictive covenants, including non-competition and non-solicitation covenants in relation to our business and employees.
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
For more information on our related party transactions, refer to Note 23 to our consolidated financial statements included at the end of this annual report.
C.    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

B.    SIGNIFICANT CHANGES
We are not aware of any significant changes other than what has been discussed in other parts of this annual report. Please refer to "Note 25 – Events After the Reporting Period” to our consolidated financial statements beginning on page F-1 for a discussion of subsequent events.
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
B.    MEMORANDUM AND ARTICLES OF ASSOCIATION
The information set forth in our Registration Statement on Form F-1 (File No. 333-257403), as amended, originally filed with the SEC on June 25, 2021 and declared effective by the SEC on July 22, 2021, under the headings “Description of Share Capital” is incorporated herein by reference.
Enforceability of Civil Liabilities
U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of Jersey. Many of our directors and officers reside outside of the United States Substantially all the assets of both us and our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.
We have appointed GDC America Inc., as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of the laws of any state of the U.S.
A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:
▪the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;
▪the judgment is given on the merits and is final, conclusive and non-appealable;
▪the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;
▪the defendant is not immune under the principles of public international law;

▪the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;
▪the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and
▪the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice,” which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.
It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Moreover, if a US court gives a judgment for multiple damages against a qualifying defendant the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the United Kingdom and Colonies, a body corporate incorporated in the U.K., Jersey or other territory for whose international relations the United Kingdom is responsible or a person carrying on business in Jersey.
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
C.    MATERIAL CONTRACTS
Roto Sports Stock Purchase Agreement

On December 13, 2021, we and GDC America, Inc. entered into a Stock Purchase Agreement (the “Roto Sports Purchase Agreement”), by and among Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, and Christopher Liss (each, a “Seller” and, collectively, the “Sellers”). The Sellers were the sole shareholders of Roto Sports, a California corporation, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice. The Transaction closed in January 2022.

Pursuant to the Roto Sports Purchase Agreement, GDC America acquired from the Sellers all of the issued and outstanding shares of capital stock of Roto Sports (the "Transaction"). The total consideration for the Transaction was $26.6 million (subject to adjustments for (i) the working capital, cash, and indebtedness of Roto Sports at closing), and (ii) any transaction expenses of Roto Sports or the Sellers (to the extent unpaid at closing) payable in three tranches of cash and, at the Company's election, unregistered ordinary shares of the Company ("Parent Shares"). The aggregate cash portion of the purchase price was paid with cash on hand. A portion of the purchase price was paid on the first anniversary of the closing and a portion of the purchase price will be paid on the second anniversary of the closing of the Transaction, subject to a Seller not being a "bad actor" (as such term is defined in the Roto Sports Purchase Agreement) at the point in time when such payment is due.
The Roto Sports Purchase Agreement contains representations, warranties, covenants, and indemnities of each party customary for a transaction of this nature.
The foregoing description of the Roto Sports Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 4.5 to our annual report. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement.
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
Under the terms of the NDC Purchase Agreement, we paid NDC Media shareholders an aggregate purchase price of EUR 12.5 million ($13.9 million), of which EUR 10 million ($11.1 million) was paid in cash (subject to adjustments for cash, working capital, and indebtedness, among other factors), with cash on hand and EUR 2.5 million ($2.8 million) in newly issued, unregistered ordinary shares. NDC Media shareholders may benefit from an additional payment of up to a maximum of EUR 19.0 million ($21.9 million) to be paid in 2023 based on their financial performance during 2022, and a further potential payment of up to EUR 28.5 million ($32.8 million) to be paid in 2024 based on their financial performance during 2023, subject to such shareholder not being a "bad actor" (as such term is defined in the NDC Purchase Agreement) at the point in time when such a payment is due. We have the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares. A conversion rate of 1.1138 EUR to USD (the Central Bank reference rate on January 28, 2022) was used.
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

Under the Tax Law, the Company shall be regarded as a resident in Jersey if it is incorporated under the Jersey Companies Law unless:
▪its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and
▪the Company is resident for tax purposes in that country or territory.
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
(1)companies which are regulated by the Jersey Financial Services Commission under certain sections of the Financial Services (Jersey) Law 1998, the Banking Business (Jersey) Law 1991, or the Collective Investment Funds (Jersey) Law 1988, shall be subject to income tax at a rate of 10%, (these companies are defined as “financial services companies” in the Tax Law);
(2)specifically identified utility companies shall be subject to income tax at a rate of 20%, (these companies are defined as “utility companies” in the Tax Law); and
(3)any income derived from the ownership or disposal of land in Jersey shall be subject to income tax at a rate of 20%.
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
The summary of certain Jersey tax issues is based on the laws and regulations in force as of the date of this document and may be subject to any changes in Jersey laws occurring after such date. Legal advice should be taken with regard to individual circumstances. Any person who is in any doubt as to his/her tax position or where he/she is resident, or otherwise subject to taxation, in a jurisdiction other than the United States, the United Kingdom, and Jersey, should consult his/her professional adviser.
U.S. Federal Income Tax Considerations
The following is a description of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets (generally, assets held for investment). This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:
▪banks, financial institutions or insurance companies;
▪real estate investment trusts, regulated investment companies or grantor trusts;
▪brokers, dealers or traders in securities, commodities or currencies;
▪tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Internal Revenue Code of 1986, or the Code, respectively;
▪certain former citizens or long-term residents of the United States;

▪persons that received our shares as compensation for the performance of services;
▪persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
▪partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;
▪S corporations;
▪holders whose “functional currency” is not the U.S. dollar; or
▪holders that own directly, indirectly or constructively 10% or more of the voting power or value of our shares.
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
For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:
▪an individual that is a citizen or resident of the Unites States;
▪a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the Unites States or any state thereof, including the District of Columbia;
▪an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
▪a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the Unites States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
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
Passive Foreign Investment Company Considerations
A non-U.S. corporation will generally be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:
▪at least 75% of its gross income is “passive income”; or

▪on average at least 50% of the gross value of its assets, determined on a quarterly basis, is attributable to assets that produce passive income or are held for the production of passive income.
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on current estimates of our gross income, gross assets and the nature of our business, we do not believe we were a PFIC for the 2022 taxable year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.
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
Backup Withholding Tax and Information Reporting Requirements
U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the Unites States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the Unites States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.
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
F.    DIVIDENDS AND PAYING AGENTS
Not applicable.

G.    STATEMENT BY EXPERTS
Not applicable.
H.    DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we file reports with the SEC. Those reports or may be inspected without charge at the locations described below.
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
J. ANNUAL REPORT TO SECURITY HOLDERS

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
Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk
The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure as at December 31, 2022 and 2021 are shown in Note 3 to our consolidated financial statements.

Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see significant macro-economic uncertainty as a result of issues related to COVID-19, the war in Ukraine and increased inflation and interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the 2022 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the years ended December 31, 2022, 2021, and 2020. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase (Decrease) in Net Income Before Tax (in thousands):	USD	GBP
December 31, 2022	479	706
December 31, 2021	2,742	1,194
December 31, 2020	175	262
Interest Rate Risk
We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). The board of directors currently believe that interest rate risk is at an acceptable level.
The term loan, which we repaid in full in December 2022, had a fixed interest rate of 8%.
Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
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

The following table presents our future material cash requirements as of December 31, 2022 (in thousands USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Deferred consideration	2,800	5,000	—	7,800
Contingent consideration	19,860	12,471	—	32,331
Lease liability	554	510	1,445	2,509
	23,214	17,981	1,445	42,640
Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.
We fund our expenditures on commitments from existing cash and cash equivalent balances.
Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Initial Public Offering
In July 2021, we sold 5,250,000 ordinary shares, excluding the underwriter’s option to purchase additional shares, in our initial public offering at a public offering price of $8.00 per share. The net proceeds to us from the offering, before expenses, and after deducting underwriting discounts and commissions, were $42.0 million. The offering commenced on July 23, 2021 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement on Form F-1 (File No. 333-257403), for our initial public offering of ordinary shares was July 22, 2021. Jefferies LLC, Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc. acted as joint book-running managers of the offering and as representatives of the several underwriters named in the underwriting agreement.
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
ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 20-F.

Based on such evaluation, as a result of the material weaknesses in internal control over financial reporting that are described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

Management has determined that the Company has the following material weaknesses in its internal control over financial reporting:

Control Activities – Management did not have adequate effective controls over elements of its internal control environment, as follows:
a.Ineffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement close process.
b.Ineffective design and implementation of controls over Period end Financial Reporting, including controls related to journal entries – lack of effectively designed and implemented controls to detect potential misstatements in period end financial statements and disclosures.

We have begun the process of, and we are focused on, designing and implementing effective internal controls to remediate these material weaknesses. Our remediation efforts include the following:

a.Continuing to enhance and formalize our accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
b.Increasing the resources assigned to Revenue processes and controls including the appointment of a director to lead a new core workstream focused on Revenue.
c.Enhancing the revenue reporting processes through our ERP system and leveraging opportunities to further automate revenue data processing.
d.Developing monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to design, implement and monitor our internal controls as necessary or appropriate for our business but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.

C. Attestation Report of the Independent Registered Public Accounting Firm

An attestation report on our internal control over financial reporting by our independent registered public accounting firm is not included herein because, as an emerging growth company, we are exempt from the requirement to provide such report.

D. Changes in Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm previously identified material weaknesses in our internal control environment over financial reporting as of December 31, 2021 relating to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS, commensurate with our financial reporting requirements and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of our audit.

During 2022, as part of our commitment to implement remediation plans we put in place the following new systems, resources, processes and controls:

a.Adding additional resources with sufficient accounting knowledge;
b.Adopting a more rigorous period-end review process for financial reporting;
c.Implementing a new ERP platform; and
d.We engaged an outside firm to assist management with reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to address relevant risks identified by management,

While Management has been actively engaged in designing and implementing new controls to remediate the material weaknesses identified in the prior year, there continues to be material weaknesses as described above in internal controls over financial reporting as of December 31, 2022.

Except as described above, there were no additional changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that our directors Susan Ball, Fredrik Burvall, and Michael Quartieri are each an audit committee financial expert as defined by the SEC rules and each has the requisite financial sophistication as defined by Nasdaq corporate governance rules. Susan Ball, Fredrik Burvall, and Michael Quartieri are each independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Global Market.
ITEM 16B. CODE OF ETHICS
We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B. of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.gambling.com/corporate. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will be required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
BDO LLP has served as our independent registered public accounting firm for years ended December 31, 2022 and 2021. Our accountant’s fees for professional services are as follows:

	Year Ended December 31,
	2022	2021
	(in thousands, USD)
Audit fees	1,109	1,025
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	1,109	1,025

“Audit Fees” are the aggregate fees for the audit of our consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents.
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
Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2022 and 2021 were pre-approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share repurchase program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

Below are the purchases during the three months ended December 31, 2022:

Period	Number of Shares	Average Purchase Price Paid	Number of Shares Purchases Under a Publicly Announced Plan or Program	Maximum Amount That May Be Purchased Under the Announced Plan or Program (in thousands)
December 2022	38,708	8.98	38,708	$9,652
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
We rely on this “home country practice exemption” with respect to the following:
▪exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Jersey law. In accordance with generally accepted business practice, our amended and restated memorandum and articles of association that became effective upon closing of our initial public offering provide alternative quorum requirements that are generally applicable to meetings of shareholders;
▪exemption from the Nasdaq corporate governance rules requiring disclosure within four business days of any determination to grant a waiver of the Code of Business Conduct and Ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules; and
▪exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity incentive plans.
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

1.1
Memorandum and Articles of Association of the Registration (in effect prior to July 27, 2021) (incorporated by reference to Exhibit 3.1 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2021)

1.2
Amended and Restated Memorandum and Articles of Association of the Registrant (in effect as of July 27, 2021) (incorporated by reference to Exhibit 1.2 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

4.1*+	Amended and Restated 2020 Stock Incentive Plan
4.2
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2021)

4.3+
Form of Executive Engagement Agreement (incorporated by reference to Exhibit 10.3 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021)

4.4+
Form of Performance Stock Option Award Agreement between the Registrant and each of Charles Gillespie and Kevin McCrystle (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021)

4.5≠§
Stock Purchase Agreement dated December 13, 2021 among Gambling.com Group Limited, GDC America, Inc., Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, Christopher Liss, Trustee Services Group, PLLC, as Trustee of The Ilk 2021 Charitable Remainder Unitrust dated November 22, 2021, Trustee Services Group, PLLC, as Trustee of The Erickson 2021 Charitable Remainder Unitrust dated November 22, 2021, and Trustee Services Group, PLLC, as Trustee of The Schuler 2021 Charitable Remainder Unitrust dated November 22, 2021 (incorporated by reference to Exhibit 4.5 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

4.6≠§
Share Purchase Agreement dated January 31, 2022 among Gambling.com Group Limited, GDC Malta Limited, all of the shareholders of NDC Holding Limited, and solely for certain provisions of such agreement, Finder Media B.V. (incorporated by reference to Exhibit 4.6 filed with the Registrants Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 filed with the Registrants’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
________________
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

Company Name

Date: March 23, 2023	By:	/s/ Charles Gillespie
	Name:	Charles Gillespie
	Title:	Chief Executive Officer (Principal Executive Officer)

GAMBLING.COM GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Gambling.com Group Limited
St. Helier, Channel Island of Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gambling.com Group Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive (loss) income , changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
London, United Kingdom
March 23, 2023

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Comprehensive (Loss) Income
(USD in thousands, except per share amounts)

		Years Ended December 31,
	NOTE	2022	2021	2020
Revenue	18	76,507	42,323	27,980
Cost of sales	2	(2,959)	—	—
Gross profit		73,548	42,323	27,980
Sales and marketing expenses	19	(33,740)	(14,067)	(8,103)
Technology expenses	19	(6,764)	(3,947)	(2,503)
General and administrative expenses	19	(19,519)	(13,014)	(5,956)
Movements in credit losses allowance and write-offs	3	(796)	97	(287)
Fair value movement on contingent consideration	5	(10,852)	—	—
Operating profit		1,877	11,392	11,131
Gains on financial liability at fair value through profit or loss		—	—	1,417
Finance income	20	2,322	2,581	303
Finance expenses	20	(1,299)	(1,809)	(2,099)
Income before tax		2,900	12,164	10,752
Income tax (charge) credit	22	(510)	289	4,399
Net income for the year attributable to the shareholders		2,390	12,453	15,151
Other comprehensive (loss) income
Exchange differences on translating foreign currencies		(4,793)	(4,812)	2,480
Total comprehensive (loss) income for the year attributable to the shareholders		(2,403)	7,641	17,631
Net income per share attributable to shareholders, basic	21	0.07	0.40	0.55
Net income per share attributable to shareholders, diluted	21	0.06	0.37	0.49
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Financial Position
(USD in thousands)

		December 31,
	NOTE	2022	2021
ASSETS
Non-current assets
Property and equipment	6	714	569
Right-of-use assets	7	1,818	1,465
Intangible assets	8	88,521	25,419
Deferred compensation cost		29	—
Deferred tax asset	17	5,832	7,028
Total non-current assets		96,914	34,481
Current assets
Trade and other receivables	9	12,222	5,497
Inventories		75	—
Cash and cash equivalents	10	29,664	51,047
Total current assets		41,961	56,544
Total assets		138,875	91,025
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	63,723	55,953
Treasury shares	11	(348)	—
Share options and warrants reserve	13	4,411	2,442
Foreign exchange translation reserve		(7,075)	(2,282)
Retained earnings		26,398	23,796
Total equity		87,109	79,909
Non-current liabilities
Other payables	16	290	—
Deferred consideration	5	4,774	—
Contingent consideration	5	11,297	—
Lease liability	7	1,518	1,286
Deferred tax liability	17	2,179	—
Total non-current liabilities		20,058	1,286
Current liabilities
Trade and other payables	16	6,342	3,291
Deferred income	18	1,692	—
Deferred consideration	5	2,800	—
Contingent consideration	5	19,378	—
Other liability	5	226	—
Borrowings and accrued interest	15	—	5,944
Lease liability	7	554	393
Income tax payable		716	202
Total current liabilities		31,708	9,830
Total liabilities		51,766	11,116
Total equity and liabilities		138,875	91,025
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Changes In Equity
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE OPTIONS AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL EQUITY
Balance at January 1, 2022		—	55,953	—	2,442	(2,282)	23,796	79,909
Issue of ordinary shares , net of issuance costs	11,12	—	7,619	—	—	—	—	7,619
Treasury shares acquired	11	—	—	(348)	—	—	—	(348)
Share option charge	13,14	—	—	—	3,132	—	—	3,132
Exercise of warrants and options	13,14	—	151	—	(151)	—	—	—
Repurchase of warrant	13,14	—	—	—	(1,012)	—	212	(800)
		—	7,770	(348)	1,969	—	212	9,603
Comprehensive income (loss)
Net income		—	—	—	—	—	2,390	2,390
Exchange differences on translating foreign currencies		—	—	—	—	(4,793)	—	(4,793)
Balance at December 31, 2022		—	63,723	(348)	4,411	(7,075)	26,398	87,109

Balance at January 1, 2021		64	19,979	—	296	2,530	11,343	34,212
Issue of ordinary shares , net of issuance costs	11,12	—	35,910	—	—	—	—	35,910
Transfer between reserves upon IPO	11,12	(64)	64	—	—	—	—	—
Movements in share option and warrants reserve	13,14	—	—	—	2,146	—	—	2,146
		(64)	35,974	—	2,146	—	—	38,056
Comprehensive income (loss)
Net income		—	—	—	—	—	12,453	12,453
Exchange differences on translating foreign currencies		—	—	—	—	(4,812)	—	(4,812)
Balance at December 31, 2021		—	55,953	—	2,442	(2,282)	23,796	79,909

Balance at January 1, 2020		61	16,007	—	621	50	(3,808)	12,931
Issue of ordinary shares , net of issuance costs	11,12	3	3,427	—	—	—	—	3,430
Movements in share option and warrants reserve		—	545	—	(325)	—	—	220
		3	3,972	—	(325)	—	—	3,650
Comprehensive income
Net income		—	—	—	—	—	15,151	15,151
Exchange differences on translating foreign currencies		—	—	—	—	2,480	—	2,480
Balance at December 31, 2020		64	19,979	—	296	2,530	11,343	34,212
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Cash Flows
(USD in thousands)

		Year Ended December 31,
	NOTE	2022	2021	2020
Cash flow from operating activities
Income before tax		2,900	12,164	10,752
Finance (income) expenses, net	20	(1,023)	(772)	1,796
Adjustments for non-cash items:
Depreciation and amortization	19	6,959	2,401	2,227
Movements in credit loss allowance and write-offs	3	796	(97)	287
Gains on financial instruments valuation		—	—	(1,417)
Fair value movement on contingent consideration	5	10,852	—	—
Share option charge	14	3,214	1,995	315
Warrants repurchased	14	(800)	—	—
Income tax paid		(1,444)	(2,092)	(642)
Other		—	70	—
Cash flows from operating activities before changes in working capital		21,454	13,669	13,318
Changes in working capital
Trade and other receivables		(5,838)	(549)	(3,053)
Trade and other payables		3,214	877	629
Inventories		(75)	—	—
Cash flows generated by operating activities		18,755	13,997	10,894
Cash flows from investing activities
Acquisition of property and equipment	6	(330)	(305)	(46)
Acquisition of intangible assets	8	(8,958)	(5,269)	(44)
Acquisition of subsidiaries, net of cash acquired	5	(23,411)	—	—
Cash flows used in investing activities		(32,699)	(5,574)	(90)
Cash flows from financing activities
Issue of ordinary shares	12	—	39,060	3,483
Equity issue costs	12	—	(3,150)	(55)
Treasury shares acquired	11	(348)	—	—
Proceeds from issuance of financial instruments	15	—	—	6,000
Financial instruments issuance costs	15	—	—	(89)
Repayment of borrowings	15	(6,000)	—	(17,352)
Interest paid	15	(458)	(509)	(1,656)
Warrants repurchased		—	—	(133)
Principal paid on lease liability	7	(315)	(225)	(198)
Interest paid on lease liability	7	(189)	(188)	(201)
Cash flows (used in) generated by financing activities		(7,310)	34,988	(10,201)
Net movement in cash and cash equivalents		(21,254)	43,411	603
Cash and cash equivalents at the beginning of the year		51,047	8,225	6,992
Net foreign exchange differences on cash and cash equivalents		(129)	(589)	630
Cash and cash equivalents at the end of the year	10	29,664	51,047	8,225
Supplemental non-cash
Right-of-use assets	7	839	70	—
Issue of ordinary shares for acquisitions	5	7,392	—	—
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
We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com, RotoWire.com, and Bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the online gambling sector, odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.
The Group has a workforce of almost 400 and operates from our primarily offices in Ireland, the United States and Malta.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied throughout the years presented.
BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”), and were approved and authorized for issuance by the Board of Directors on March 23, 2023.
The financial statements have been prepared on a historical cost basis except for contingent consideration balances which are financial liabilities measured at fair value through profit or loss and classified as Level 3 financial instruments. Valuation methodology and main inputs are disclosed in Note 5. The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effects are disclosed in Note 4.
During the year ended December 31, 2022 the Group changed presentation of revenue by monetization type to reflect changes in the revenue composition post-acquisitions (see Note 5); respective changes were made to the comparative information (Note 18).
New and Amended Standards Adopted by the Group in 2022
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2022, and determined they had limited or no impact on the Group’s financial statements:
▪Amendment to IFRS 3, Business Combination; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements to IFRSs 2018 - 2020 cycle.
Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective at December 31, 2022 and have not been adopted for these consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning on or after January 1, 2023:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
▪Amendments to IAS 8, Definition of Accounting Estimates
▪Amendments to IFRS 17, Insurance Contracts
▪Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
BASIS OF CONSOLIDATION
The consolidated financial statements comprise the financial statements of the Group as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, 2021 and 2020. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Control is reassessed whenever facts and circumstances indicate that there are changes in control.
All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
The material subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	OWNERSHIP %
GDC Media Limited	Digital marketing	Ireland	100
GDC Malta Limited	Digital marketing	Malta	100
GDC America Inc.	Digital marketing	United States	100
Roto Sports Inc.	Digital marketing	United States	100
NDC Media Limited	Digital marketing	Malta	100
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
The Board of Directors have assessed the financial risks facing the business, including macroeconomic events as outlined in Note 3, and compared this risk assessment to the net current asset position. The Directors have also reviewed relationships with key customers and software providers and are satisfied that the appropriate contracts and contingency plans are in place. The Directors have prepared detailed revenue, operating expense and cashflow forecasts as well as sensitivity analyses to assess whether the Company has adequate resources for at least 12 months from the date of the issuance of these consolidated financial statements. Based on the analyses performed, the Board of Directors considers that the Group has adequate resources to continue in operational existence for at least a period of 12 months from the date of issuance of these consolidated financial statements.

BUSINESS COMBINATIONS

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities included, at a minimum, an input and substantive process and whether the acquired set has the ability to produce the output.

The consideration transferred is measured at fair value as are the identifiable net assets acquired. The fair value of the identifiable net assets acquired is typically based on the estimated market value for the net assets at the time of the acquisition. Any goodwill arising in business combination is tested for impairment on an annual basis as of December 31 and when there are indicators of impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group into USD from Euros:

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	BEGINNING OF PERIOD (1)	LOW	HIGH
Year Ended December 31:	(EUR per USD)
2022	0.93	0.95	0.88	0.87	1.05
2021	0.88	0.85	0.81	0.81	0.89
2020	0.81	0.88	0.89	0.81	0.93
(1)Exchange rates are as per European Central Bank.
(2)The average is based on published rates refreshed daily by the European Central Bank.
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
Translation into Reporting Currency
The assets and liabilities of the Company and its primary subsidiaries are translated from the functional currency of the operations to USD, being the reporting currency, using the exchange rates at the reporting date. The Company and its subsidiaries functional currency is Euro, with the exception of GDC America which has a functional currency of USD. The USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. The revenues and expenses are translated into USD using the average exchange rates for the period, which approximate the exchange rates at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income and included in foreign exchange translation reserve in equity.
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
INTANGIBLE ASSETS AND GOODWILL
An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost. The cost of a separately acquired intangible asset comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. The cost of acquisition of intangible assets for which the consideration comprises an issue of equity shares is calculated as the fair value of the equity instruments issued in the transaction. Where the cost of a separately acquired intangible asset includes contingent consideration, cost includes the fair value of the contingent consideration as determined on the date of acquisition. Subsequent changes in estimates of the likely outcome of the contingent event are reflected as increases or decreases in the value of the intangible asset. The remaining changes in the value of contingent consideration are recognized as finance expense.
Goodwill represents the excess of the cost of a business combination over the Group's interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired. Costs comprises the fair value of assets given, liabilities assumed and equity instruments issued. Goodwill is capitalized as an intangible asset with any impairment in carrying amount being charged to the consolidated statement of comprehensive income.
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
Expenditures incurred on development activities are capitalized if it can be demonstrated that all the following criteria are met:
▪It is technically feasible to complete the intangible asset;
▪Adequate resources are available to complete the development;
▪There is an intention to complete and use the intangible asset for the provision of services;
▪The Group is able to use the intangible asset;
▪Use of the intangible asset will generate probable future economic benefits; and
▪Expenditures attributable to the intangible asset can be measured reliably.
Expenditures related to development activities that do not satisfy the above criteria, including expenditures incurred during the preliminary project stage and post implementation activities, are expensed as incurred in the consolidated statement of comprehensive income.
Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditures, including those incurred in order to maintain an intangible asset’s current level of performance, is expensed as incurred. Capitalized intangible assets have a useful life of 60 months, which is reviewed on an annual basis. Capitalized definite-lived intangible assets are amortized over their useful life using straight-line basis.
Externally Purchased Intangible Assets
Separately acquired intangibles include Internet domain names together with related websites and content, customer contracts and customer base.

Domain names together with the related websites and goodwill have an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangibles and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. When this happens, the related assets are also tested for impairment. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group. During the years ended December 31, 2022, 2021 and 2020, the Group had one finite-life mobile apps intangible asset, amortized straight-line over its estimated useful life of 48 months.
Customer contracts have a useful life of 12 – 24 months, which are reviewed on an annual basis. Customer contracts are amortized over their useful life using the straight-line method.
Customer base has a useful life of 16 years, which are reviewed on an annual basis. Customer base is amortized over their useful life using the straight-line method.
Content assets recognized as a part of business combinations have a useful life of 1 year, and are amortized over their useful life using straight-line method.
Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains or losses arising from derecognition represent the difference between the net disposal proceeds, if any, and the carrying amount of intangible assets, and are recognized in the consolidated statement of comprehensive income for the respective period.
IMPAIRMENT ASSESSMENT
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that have an indefinite useful life (which are not subject to amortization) are tested annually for impairment. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units, or “CGU”s). Acquired goodwill is allocated to the cash generating unit that is expected to benefit from the synergy of the combination and tested for impairment as a part of the CGU. Through December 31, 2022, substantially all of the Group’s cash inflows have been generated from performance marketing assets and fantasy sports assets. Following the completed business combinations, the Group determined it has two cash-generating units.
As of December 31, 2022, the Group tested its performance marketing and fantasy sports indefinite-life intangible assets separately for impairment. For the purpose of impairment testing, a full balance of goodwill of $10,800 was allocated to performance marketing cash generating unit.
The carrying amount of intangible assets (excluding goodwill) with indefinite useful lives have been allocated to the Group’s cash generating units as follows:

	As at December 31,
	2022	2021
Performance marketing, domain names and related websites	61,454	22,642
Fantasy sports, domain names and related websites	8,100	—
	69,554	22,642
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
The recoverable amount of the performance marketing cash-generating unit was determined with value-in-use calculations, and was based on projected cash flows for 2023—2033 in which an average annual rate of growth between 3% and 20% was assumed and a long-term sustainable growth rate of 3% was applied. The management concluded that the 10 year projected cash flows is appropriate as it reflects the period until which the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 15%. The effective tax rate was estimated at 15%.
The recoverable amount of the fantasy sports cash-generating unit was determined with value-in-use calculations, and based on projected cash flows for 2023-2033 in which an average annual rate of growth between 3% and 24% was assumed and a long-term sustainable growth rate of 3% was applied. The management concluded that the 10 year projected cash flows is appropriate as it reflects the period until which the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 15%. The effective tax rate was estimated between 0% and 25%.
The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance. The Group concluded that the recoverable amount is well in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.
When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2022, 2021 and 2020, no intangible assets were impaired.
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
Through December 31, 2022, the Group’s financial assets consist of trade and other receivables and cash and cash equivalents. The Group’s objective for holding financial assets is to hold them to collect contractual cash flows, which are solely payment of principal and interest. Accordingly, these assets are accounted for at amortized cost.
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

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Financial assets are written off when there is no reasonable expectation of recovery, such as:
▪Significant financial difficulty of the issuer or obligor;
▪A breach of contract, such as a default or delinquency in interest or principal payments;
▪It becomes probable that the borrower will enter bankruptcy or other financial reorganization; and
▪Observable data indicating that there is a measurable decrease in the estimated future cash flow from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets.
When trade and other receivables have been written off, the Group continues to engage in enforcement activities in order to recover the receivable due. If successful, the recoveries are recognized in profit or loss.

Derecognition
A financial asset is derecognized when:
▪The rights to receive cash flows from the asset have expired; or
▪The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
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

Financial liabilities are classified as at fair value through profit or loss if they are classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss on an appropriate basis over the life of the instrument, but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.
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
Through the year ended December 31, 2022, the Group’s financial liabilities consisted of:
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
Contract Liabilities
The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed, and therefore, the revenue has not been recognized. Revenue is recognized over time as the services are performed.

Borrowings
During December 2022, the Group repaid its term loan which was entered into during December 2020. The two-year fixed rate term loan agreement was accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method.

Contingent consideration
In January 2022, the Group acquired 100% of the issued and outstanding equity interests of NDC Media Limited ("NDC Media"), the operator of BonusFinder.com. The Group agreed to pay the selling shareholders further determined consideration which is contingent on the acquired assets performance in the two subsequent years. Contingent consideration was measured as of date of acquisition at fair value through profit and loss and classified as Level 3 financial instrument. Contingent consideration is remeasured at each reporting date and subsequent changes in fair value of contingent consideration are recognized in profit or loss as operating expenses. Measurement of the liability is conducted using option approach methodology.
Deferred consideration
In January 2022, the Group acquired 100% of the issued and outstanding equity interests of Roto Sports Inc., the operator of Rotowire.com. The Group agreed to pay the selling shareholders further specified in the agreement consideration which was split into two installments and deferred to be paid as at acquisition anniversary date during the two consequential years. Deferred consideration was measured as of date of acquisition at fair value. Subsequent remeasurement of the consideration are being unwound to its present value and are recognized in profit or loss as finance expenses.
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
Treasury shares
Treasury shares are shares bought back by the company. The consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the owners and allocated to a treasury reserve until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to the owners of the company.
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
REVENUE RECOGNITION
Performance marketing
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
Subscription, advertising and other
Following the acquisition of Roto Sports (see Note 5), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to these services over a period of time. The revenue is recognized straight-line over the duration of the subscription as the performance obligations are satisfied. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

There are no incremental costs to obtain and no costs to fulfill contracts with customers eligible to be capitalized.
COST OF SALES
Cost of sales includes license fees incurred as part of agreements with media partners and data and payment processing fees related to subscription access on certain websites of the Group. Such expenses are recognized as incurred.

FINANCE INCOME AND EXPENSES
Finance income comprises of unrealized/realized currency gains.
Finance expenses comprises of (i) interest expenses on borrowings; (ii) deemed interest charged under IFRS 16; (iii) bank and other finance charges; (iv) deferred consideration unwinding and (v) unrealized/realized currency losses. Interest expense is recognized as it accrues in profit or loss, using the effective interest method.
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
SHARE-BASED PAYMENTS
The Company has operated equity-settled share-based compensation plans since 2020. Through these plans, the Group has received services from employees and consultants as consideration for equity instruments (options or restricted shares) of the Company. The fair value of the assets acquired, or services received in exchange for the grant of the options or ordinary shares is recognized as an expense.
The total amount to be expensed is determined by the fair value of the options or shares granted, which is estimated:
▪Including the impact of any market performance conditions (for example, an entity’s share price);
▪Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

▪Including the impact of any non-vesting conditions (for example, the requirement for employees to hold shares for a specific period of time).
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
During the year ended December 31, 2022 the Group granted restricted shares to non-executive directors. Restricted shares are transferred as of date of grant and being limited to trade between 1 and 3 years from the date of the grant. The shares are fair valued on the date of the grant using Finnerty model, and costs are recognized on straight line basis over the restricted period.
In addition, the Board issues warrants to purchase common stock to eligible participants in exchange for cash consideration paid by the recipient at the warrant market value on the grant date. If the warrants are not issued in exchange for consideration at least equal to their fair value on the issuance date, or if the Company funds the purchase of the warrants, the warrants are considered compensation. Such warrants are classified as equity-settled share-based payment transactions if they are to be settled in shares or if the manner of settlement is outside the control of the warrant holder and settlement in shares is expected. Such warrants are measured at fair value on the grant date. The fair value of the warrants is determined using the Black-Scholes option pricing model. At December 31, 2020, one of the warrants provided for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant was considered to be cash-settled and was liability-classified as of December 31, 2020. In June 2021, this warrant was reclassified as equity as, through an addendum, it was no longer considered cash-settled. See Note 13 for additional discussion regarding the warrant.
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
Lease Liabilities
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the following payments, when applicable:
▪Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
▪Variable lease payments that are based on an index or a rate;
▪Expected payments under residual value guarantees;
▪The exercise price of purchase options, where exercise is reasonably certain;

▪Lease payments in optional renewal periods, where exercise of extension options is reasonably certain; and
▪Penalty payments for the termination of a lease if the lease term reflects the exercise of the respective termination option.
Lease payments are discounted using the incremental borrowing rate that the lessee would have to pay to borrow funds under a secured loan with similar terms to those of the lease, to obtain an asset of value similar to the right-of-use asset in a similar economic environment. During the years ended December 31, 2022, 2021 and 2020, the incremental borrowing rate was estimated at 7%, 8% and 10.5%, respectively.
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
SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA. The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As at December 31, 2022 and 2021, geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As at December 31,
	2022	2021
Ireland	66,069	27,247
United States	24,770	186
Malta	214	20
	91,053	27,453
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
(A)Market Risk
(I)Foreign Exchange Risk
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the entity’s functional currency. In 2022 and 2021, the Group’s financial assets and financial liabilities are mainly denominated in USD; however, the majority of operations of the Group were carried out in EUR and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of December 31, 2022 and 2021, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have Euro as the functional currency. These balances included USD-denominated net assets of $4,743 and $27,148 and GBP-denominated net assets of $6,987 and

$11,819 as of December 31, 2022 and 2021, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $479 and $706 to the Group’s net profit (loss) for the year ended December 31, 2022. For the year ended December 31, 2021, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $2,742 and $1,194. For the year ended December 31, 2020, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $175 and $262. Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.
(II)Cash Flow and Fair Value Interest Rate Risk
The Group has minimal interest-bearing assets, and its borrowings carry fixed interest rates. The risk associated with the effects of fluctuations in the prevailing levels of market interest rates on its financing position and cash flows is not deemed to be substantial.
(B)Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	As at December 31,
	2022	2021
Trade and other receivables (excluding prepayments and deferred compensation cost)	11,029	4,253
Cash and cash equivalents	29,664	51,047
	40,693	55,300
For the year ended December 31, 2022, no revenues were generated above 10% from a single customer. For the year ended December 31, 2021, revenues generated from the largest two single customers amounted to 13% and 10% of the Group's total sales for the year. For the year ended December 31, 2020, revenues generated from a single customer amounted to 20% of the Group’s total sales for the year, respectively.
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
The aging of trade receivables that are past due but not impaired is shown below:

	As at December 31,
	2022	2021
Between one and two months	471	159
Between two and three months	109	15
More than three months	205	7
	785	181
The Company recognized a specific provision of $345 on trade receivables in the year ended December 31, 2022 (December 31, 2021: Nil).
The activity in the credit loss allowance was as follows:

	Year Ended December 31,
	2022	2021
Balance at the beginning of the period	142	352
Increase (decrease) in credit losses allowance	796	(187)
Write offs	—	—
Translation effect	(61)	(23)
Balance at the end of the period	877	142

The increase in trade and other receivables and in the credit loss allowance during the year ended December 31, 2022 was a result of the acquisitions and overall business growth.

For the year ended December 31, 2022, the Company wrote off receivables from customers with the total value of $115, the balances were not specifically provided during the year but covered by general credit allowance provision.

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
As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of December 31, 2022, 2021 or 2020.
(C)Liquidity Risk
The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of borrowing and trade and other payables (Notes 15 and 16). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
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

The following tables summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Balances due less than 1 year equal their carrying values as the impact of discounting is insignificant, except for contingent consideration which is payable in April 2023.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of December 31, 2022
Lease liability	554	510	1,445	2,509
Deferred consideration	2,800	5,000	—	7,800
Contingent consideration	19,860	12,471	—	32,331
Trade and other payables	3,328	290	—	3,618
Total	26,542	18,271	1,445	46,258
As of December 31, 2021
Term loan	6,480	—	—	6,480
Lease liability	393	386	1,436	2,215
Trade and other payables	3,291	—	—	3,291
Total	10,164	386	1,436	11,986
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
At December 31, 2022 and 2021 the net current asset position of the Group was $10,253 and $46,714 respectively. Management prepares and reviews a rolling forecast of the Group’s operations for the 12-month period to anticipate any liquidity deficit. Per the assessment made as of the reporting date, the Group will have sufficient funds to settle liabilities in a timely manner in the foreseeable future.
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
1.Level I – quoted prices in active markets for identical assets or liabilities.
2.Level II – inputs other than quoted prices included within Level I that are observable for the instrument, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
3.Level III – inputs for instrument that are not based on observable market data (unobservable inputs).
As of December 31, 2022, the Company did not have any financial assets and liabilities measured at fair value except for contingent consideration balances which are classified as Level 3 financial instruments. A description of the related valuation process and a sensitivity analysis are included in Note 5. As of December 31, 2021, the Company did not have any financial assets and liabilities measured at fair value within the fair value hierarchy noted above.
As of December 31, 2022, and 2021 the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables, deferred consideration reflected in the consolidated statement of financial position are reasonable estimates of fair value in view of the nature of these instruments or the relatively short period of time between the origination of the instruments and their expected realization. There were no transfers into or out of any classification of financial instruments in the periods presented.

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

The critical accounting estimates and judgments that we believe to have the most significant impact on our consolidated financial statements are described below.
CONTINGENT CONSIDERATION
Contingent consideration is a contractual obligation resulting from purchase of a business from third parties and is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets a definition of financial instrument is classified as equity, then it is not remeasured and settlement is accounted in equity. Otherwise, contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. As of December 31, 2022 the Group valued contingent consideration using an option approach methodology.
Assumptions as part of the option approach methodology to determine the fair value of the contingent consideration as of December 31, 2022 are disclosed in Note 5.
ACCOUNTING FOR BUSINESS COMBINATIONS
The Company is required to allocate the acquisition cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities. The Company uses external valuations to determine the fair value. The valuations include management estimates and assumptions as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation period. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets in profit or loss. Reference is made to Note 5 of the consolidated financial statements.

ACCOUNTING FOR ASSETS ACQUISITIONS
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
During the years ended December 31, 2022 and 2021, the Group made separate acquisitions of intellectual property consisting of domain names, as disclosed in Note 8. For all acquisitions, the Company elected to bypass the optional concentration test and evaluated if a substantive process was acquired. The Company concluded that no substantive processes were included in any of the acquisitions. When no workforce is acquired, a process is considered substantive when it is unique or scarce. The Group did not acquire any workforce, and promptly transitioned the acquired assets onto its technology platform, integrating them into its existing processes. The legacy processes underlying the acquired assets were not unique or scarce, as they were based on commercially available Internet technologies and did not incorporate any substantive know-how. The Group concluded that all acquisitions of intellectual property, other than disclosed in Note 5, were acquisitions of assets with no substantive processes acquired.
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
During the years ended December 31, 2022 and 2021, the Group had domain name intangibles with an indefinite useful life and the aggregate carrying value of $69,554 and $22,642, respectively. The Group also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months and had a carrying value of nil and $1,280 at December 31, 2022 and 2021 respectively. At December 31, 2022 and 2021, the Group has concluded no changes to the useful lives of these assets were necessary.
Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Through December 31, 2022, substantially all of the Group’s cash inflows have been generated from performance marketing assets and fantasy sports assets. The Group determined it has two cash-generating units.
As of December 31, 2022, the Group tested its performance marketing and fantasy sports indefinite-life intangible assets separately for impairment; goodwill was allocated to the performance marketing cash-generating unit. The recoverable amount of the performance marketing cash-generating unit was based on projected cash flows for 2023—2033 in which an average annual rate of growth between 3% and 20% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a discount rate of 15%. The effective tax rate was estimated at 15%. The recoverable amount of the fantasy sports cash-generating unit was based on projected cash flows for 2023—2033 in which an average annual rate of growth between 3% and 24% was assumed and a long-term sustainable growth rate of 3% was applied. The management concluded that the 10 year projected cash flows is appropriate until the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 15%. The effective tax rate was estimated between 0% and 25%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.
The Group concluded that the recoverable amount is significantly in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.
When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2022, 2021 and 2020, no intangible assets met the criteria to be tested at the individual asset level.
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

The fair value of the equity-classified options, restricted share awards and warrants are determined at the date of grant using the Black-Scholes option pricing model, Finnerty model or Monte Carlo simulation, as applicable. One of the warrants provided for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. The warrant was considered to be a compound financial instrument with an equity component of nil. The debt component was treated as cash settled and was liability classified. The fair value of this warrant was determined at each statement of financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. In June 2021, this warrant was reclassified as equity as, through an addendum, it was no longer considered cash-settled. See Note 13 for further discussion.
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
During the years ended December 31, 2022 and 2021, the Company granted stock options to certain employees and non-executives subject to employment or providing services to the Company during the vesting period. The Company determined the fair value of these options using a Black-Scholes model and the following inputs: volatility, risk-free interest rate, expected dividend yield, and expected time to vest.
During the years ended December 31, 2022 and 2021, the Company granted restricted share awards to certain non-executives subject to providing services during the vesting period. The Company determined the fair value of these options using a Finnerty model and the following inputs: volatility, risk-free interest rate, expected dividend yield, and length of holding period.
See Note 14 for additional information on the valuation of options and warrants.
COMMON STOCK VALUATIONS
For valuations after the completion of the listing of our common stock on The Nasdaq Global Market, our board of directors determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.
In valuing our common stock, prior to the listing of our common stock on The Nasdaq Global Market, the fair value of our business, or enterprise value, was determined using a combination of the market and income approaches. We believe both approaches are relevant and meaningful given our robust Company projections, publicly traded comparable stock information available and the price in the most recent equity transaction. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and secondary transactions of our capital stock. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The market approach also includes consideration of the transaction price of secondary sales of our capital stock by investors. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.
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

TAXATION
Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key areas in this area are that the capital allowances to which the deferred tax asset relate will be accepted by the relevant tax authorities and whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2022 was based on management’s performance projections for 2023 – 2027. The deferred tax asset recognized as of December 31, 2021 was based on management’s performance projections for 2022 – 2026. We operate in a number of international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.
In January 2022 the Group concluded acquisition of RotoSports Inc (Note 5), which resulted in recognition of deferred tax liability on a temporary difference in fair value and tax base of intangible assets acquired as a part of the business combination. As of December 31, 2022 the deferred tax liability was partly offset by deferred tax asset recogized on taxable losses from the US based operations in the post acquisition period. The balances are presented on a net basis in the statement of financial position as of December 31, 2022.
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
Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based upon tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. Deferred tax is charged or credited in the Consolidated Statement of Comprehensive (Loss) and Income.
The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is measured using tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date and are expected to apply when the related deferred tax asset or liability is realized or settled.

5. ACQUISITIONS
Roto Sports
On January 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of Roto Sports, Inc. ("Roto Sports"), the operator of RotoWire.com, for consideration of (i) $14,700 in cash, of which $13,500 was transferred to the selling shareholders and $1,200 was transferred to third parties to settle sellers' expenses on behalf of the selling shareholders, (ii) 451,264 unregistered ordinary shares, (iii) $2,500 due on the first anniversary of the closing date of the acquisition, and (iv) $5,300 due on the second anniversary of the closing date of the acquisition. The Company has the option, but not the obligation, to pay up to 50% of each of the deferred payments in unregistered ordinary shares.
The principal reason for this acquisition was to accelerate the U.S expansion.
During the year ended December 31, 2022, the Company's net cash outflow related to the Roto Sports transaction amounted to $12,701 (net of cash acquired).
The Group incurred acquisition-related costs of $531 on legal and consulting fees. These costs were primarily expensed in 2021.
Subsequent to the acquisition, the legal entity that was acquired was merged into a newly formed subsidiary of the Group and certain acquired assets and/or liabilities were transferred to other Group subsidiaries. Since the acquisition date, revenue associated with the acquired assets amounted to $7,418. The Company cannot break out expenses incurred since the acquisition date.

Under the purchase price allocation, the Company recognized goodwill of $10,776, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The main factors leading to goodwill recognition was a SEO synergy for performance marketing cash generating unit. The goodwill is not expected to be deductible for tax purposes. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2022 as calculated by a third-party valuation firm.
During the year ended December 31, 2022, unwinding costs of deferred consideration payable for Roto Sports amounted to $325, and resulted in total deferred consideration balance of $7,574 as of December 31, 2022, out of which $4,774 was the non-current portion and $2,800 was the current portion of the deferred consideration balances, respectively. The Group expects to incur financial expenses related to unwinding of the deferred consideration until December 2023.
Subsequently to the reporting date, on the first anniversary of the acquisition the Group settled consideration of $2,500 in cash to shareholders of Roto Sports (Note 25).
The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of Roto Sports resulting in goodwill:

Purchase price consideration:
Cash paid	14,700
Common shares issued, at fair value	4,600
Deferred consideration, at fair value	7,250
Total acquisition consideration	26,550
Assets acquired:
Cash and cash equivalents	1,999
Accounts receivable	760
Prepaid expenses and other current assets	292
Performance marketing, domain names and related websites	2,300
Fantasy sports, domain names and related websites	8,100
Customer base	3,200
Content asset	5,400
Right of use asset	617
Other assets	7
Total assets acquired	22,675
Liabilities assumed:
Accounts payable	(16)
Deferred income	(1,120)
Lease liability	(617)
Deferred tax	(4,008)
Other current liabilities	(1,140)
Total liabilities assumed	(6,901)
Total net assets	15,774
Goodwill	10,776
Total acquisition consideration	26,550
Accounts receivable comprise gross contractual amounts due of $1,066, of which $306 was expected to be uncollectible at the date of acquisition.
BonusFinder

On January 31, 2022, the Company acquired 100% of the issued and outstanding equity interests of NDC Media Limited ("NDC Media"), the operator of BonusFinder.com ("BonusFinder"), for consideration of (i) EUR10,000 ($11,168) in cash, (ii) 269,294 unregistered ordinary shares, (iii) an additional cash payable EUR 3,832 ($4,279), (iv) an earnout payment up to a maximum of EUR19,000 ($21,850) to be paid in April 2023 based on financial performance during 2022, and (v) a second earnout payment up to a maximum of EUR28,500 ($32,800) to be paid in April 2024 based on certain financial conditions (such as revenue growth and contribution thresholds) being met during 2023. The Company has the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares.
The principal reason for this acquisition was to support the growth strategy of the Group in North America.
During the year ended December 31, 2022, the Group made a provisional payment of the adjustments for cash, working capital and indebtedness to the shareholders of BonusFinder of $4,116. As of December 31, 2022, the outstanding balance of cash payable amounted to $226.
During the year ended December 31, 2022, the Company's net cash outflow related to the BonusFinder acquisition amounted to $10,710 (net of cash acquired).
In connection with the acquisition of BonusFinder, certain intangible assets that were purchased as part of the acquisition were transferred immediately post acquisition to another Group subsidiary in accordance with the Group’s intellectual property operational policy allowing the Group to access the deductibility of the assets from tax perspective. The Group considered if a deferred tax liability should be recognized in relation to the transferred assets at the date of acquisition (reflecting to the fact that the assets had no tax base prior to transfer) which would then have been released to the income statement immediately on the completion of the transfer; this would also have increased goodwill arising on the acquisition by the same amount. It was concluded that the transfer of assets formed an integral part of the business combination and there were no significant steps outside of the Group’s control which would affect the ability of the group to access certain tax attributes in respect of the assets, and, accordingly, no deferred tax liability (and associated goodwill) was recognised as there was no difference between the tax and accounting bases following the asset transfer.
During the year ended December 31, 2022, the Group incurred acquisition-related costs of $299 on legal and consulting fees and formed a part of general and administrative costs.
Since the acquisition date, revenue associated with the acquired assets amounted to $10,400. If the acquisition had occurred on January 1, 2022, management estimates that consolidated revenue would have been $11,150. The Company cannot break out expenses incurred since the acquisition date.
Under the purchase price allocation, the Company did not recognize goodwill, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 31, 2022 as calculated by a third-party valuation firm.
The fair value of the BonusFinder contingent consideration was computed based on revenue growth expectation and forecasted contribution margins, and utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 64-100%, (ii) discount rates ranging from 7.44-7.45%, (iii) inflation rates ranging from 2.16-2.23%, and (iv) volatility of 36.5% as applied to forecasted performance conditions. At the end of each reporting period, the Company will remeasure the fair value of the BonusFinder contingent consideration. During the year ended December 31, 2022, fair value movements on contingent consideration for BonusFinder amounted to EUR10,343 ($10,852), and resulted in total contingent consideration balance of EUR28,614 ($30,675) as of December 31, 2022, out of which EUR10,538 ($11,297) was the non-current portion and EUR18,076 ($19,378) was the current portion of the contingent consideration balances, respectively. The Group expects to incur gains or losses related to change in the fair value of the contingent consideration until December 2023.
Sensitivity analysis
Reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects on the fair value of contingent consideration:

	Profit or loss
Contingent consideration	Increase	Decrease
December 31, 2022
Expected cash flows (10% movement)	(2,099)	2,099
Discount rate (10% movement)	—	—
Volatility (10% movement)	100	(100)
The table below outlines the allocation of the purchase price for acquired identifiable assets and liabilities for BonusFinder. Since fair values of assets and liabilities identified were equal to the acquisition consideration agreed, no goodwill was recognised in BonusFinders acquisition as disclosed below :

Purchase price consideration:
Cash paid	11,168
Cash payable	4,279
Common shares issued, at fair value	2,792
Contingent consideration, at fair value	20,437
Total acquisition consideration	38,676
Assets acquired:
Cash and cash equivalents	4,574
Accounts receivable and other current assets	1,284
Performance marketing, domain names and related websites	32,051
Customer base	938
Content asset	352
Software	134
Right of use asset	126
Other non-current assets	37
Total assets acquired	39,496
Liabilities assumed:
Accounts payable	(234)
Corporate tax payable	(460)
Lease liability	(126)
Total liabilities assumed	(820)
Total net assets	38,676
Goodwill	—
Total acquisition consideration	38,676
Accounts receivable comprise gross contractual amounts due of $1,610, of which $326 was expected to be uncollectible at the date of acquisition.

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount at January 1, 2022	433	136	569
Additions	330	—	330
Depreciation charge	(170)	(20)	(190)
Translation differences	5	—	5
At December 31, 2022	598	116	714
Cost	1,024	219	1,243
Accumulated depreciation	(426)	(103)	(529)
Net book amount at December 31, 2022	598	116	714

Net book amount at January 1, 2021	342	173	515
Additions	305	—	305
Depreciation charge	(152)	(24)	(176)
Other movements	(36)	—	(36)
Translation differences	(26)	(13)	(39)
At December 31, 2021	433	136	569
Cost	738	223	961
Accumulated depreciation	(305)	(87)	(392)
Net book amount at December 31, 2021	433	136	569
For the years ended December 31, 2022, 2021 and 2020, cash paid for the acquisition of property and equipment was $330, $305 and $46 respectively. For the years ended December 31, 2022, 2021 and 2020, the Company expensed low value office equipment with a net book value of $11, $36 and nil respectively.
The following is the reconciliation of depreciation expense:

	Year Ended December 31,
	2022	2021	2020
Depreciation expensed to technology expenses	—	46	13
Depreciation expensed to general and administrative expenses	190	130	110
Total depreciation expense	190	176	123

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	Right-of-Use Assets	Lease Liabilities
At January 1, 2022	1,465	1,679
Additions as a part of business combinations	743	743
Additions	96	96
Amortization of right-of-use assets	(401)	—
Interest expense	—	182
Payments	—	(504)
Translation differences	(85)	(124)
At December 31, 2022	1,818	2,072
At January 1, 2021	1,799	1,975
Additions	70	70
Amortization of right-of-use assets	(279)	—
Interest expense	—	188
Payments	—	(413)
Translation differences	(125)	(141)
At December 31, 2021	1,465	1,679
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability is as follows:

	Year Ended December 31,
	2022	2021	2020
Short-term leases	441	382	203

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount at January 1, 2022	23,922	—	—	—	1,497	25,419
Additions	6,465	—	—	—	1,993	8,458
Business combinations (Note 5)	42,599	10,776	6,314	3,562	—	63,251
Amortization charge	(1,237)	—	(1,146)	(3,534)	(451)	(6,368)
Translation differences	(2,195)	24	(31)	(28)	(9)	(2,239)
Net book amount at December 31, 2022	69,554	10,800	5,137	—	3,030	88,521
Cost	76,170	10,800	7,247	3,538	3,686	101,441
Accumulated amortization	(6,616)	—	(2,110)	(3,538)	(656)	(12,920)
Net book amount at December 31, 2022	69,554	10,800	5,137	—	3,030	88,521

Net book amount at January 1, 2021	23,543	—	—	—	17	23,560
Additions	4,110	—	—	—	1,659	5,769
Amortization charge	(1,817)	—	—	—	(129)	(1,946)
Translation differences and other	(1,914)	—	—	—	(50)	(1,964)
Net book amount at December 31, 2021	23,922	—	—	—	1,497	25,419
Cost	29,578	—	1,085	—	1,619	32,282
Accumulated amortization	(5,656)	—	(1,085)	—	(122)	(6,863)
Net book amount at December 31, 2021	23,922	—	—	—	1,497	25,419

As of December 31, 2022 domain names, mobile apps and related websites balance included a fully amortized mobile app with book value $ 6,616 (December 31, 2021: None).
For the years ended December 31, 2022, 2021 and 2020, cash paid for the acquisition of intangible assets and capitalized software developments was $8,958, $5,269 and $44, respectively.

The following table distinguishes finite and indefinite intangible assets, excluding goodwill, as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Net book value of assets with finite useful lives
Customer contracts	5,137	—
Mobile app	—	1,280
Internally developed intangibles	3,030	1,497
Total net book value of assets with finite useful lives	8,167	2,777
Net book value of assets with indefinite useful lives
Domain names and related websites	69,554	22,642

Total net book value of intangible assets	77,721	25,419
As of December 31, 2021, the Group had a deferred payment of $500 for the acquisition of domains, which was settled in 2022.
The annual impairment testing of indefinite-life intangibles is discussed in Note 4.
9. TRADE AND OTHER RECEIVABLES

	Year Ended December 31,
	2022	2021
Current
Trade receivables, net	9,838	4,003
Accrued revenue	575	—
Other receivables	353	129
Deposits	263	121
Deferred compensation cost	239	—
Prepayments	954	1,244
	12,222	5,497

	Year Ended December 31,
	2022	2021
Trade receivables, gross	10,715	4,145
Credit loss allowance	(877)	(142)
	9,838	4,003
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 3.
10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	Year Ended December 31,
	2022	2021
Cash at bank	29,664	51,047
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company were unlimited and have no par value.

	SHARES	USD
Issued and fully paid ordinary shares
As at January 1, 2022	33,806,422	—
Issue of ordinary shares	2,663,919	—
As at December 31, 2022	36,470,341	—

As at January 1, 2021	28,556,422	64
Issue of ordinary shares	5,250,000	—
Transfer to capital reserve upon change of par value	—	(64)
As at December 31, 2021	33,806,422	—

As at January 1, 2020	27,291,543	61
Issue of ordinary shares	1,264,879	3
As at December 31, 2020	28,556,422	64
During the year ended December 31, 2022, the Group issued 720,558 shares as a partial payment of total $7,392 consideration in connection with acquisitions (refer to Note 5).

During the year ended December 31, 2022, the Group issued 1,907,377 shares in exchange for warrants exercised and 3,042 in exchange for options exercised. The warrants and options were net exercised.

During the year ended December 31, 2022, the board of directors approved and the Group issued 32,942 restricted stock awards to non-executive directors (see Note 14). The fair value of the shares as of grant amounted to $227

In July 2021, the Group issued and sold in its initial public offering 5,250,000 ordinary shares in exchange for total gross cash proceeds of $42,000. Costs attributable to the issue of new equity amounted to $6,090 and were netted against proceeds received.

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

Share repurchase program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. For the year ended December 31, 2022, 38,708 shares with an average price of $8.98, for a total cost of $0.3 million, have been repurchased since the commencement of this repurchase program.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.
12. CAPITAL RESERVE

	Year Ended December 31,
	2022	2021	2020
Opening carrying amount	55,953	19,979	16,007
Share options and warrants exercised (Note 13)	151	—	545
Issue of ordinary shares (Note 11)	7,619	35,910	3,427
Transfer from share capital reserve upon change of par value	—	64	—
Closing carrying amount	63,723	55,953	19,979

13. SHARE OPTION AND WARRANTS RESERVE
As at December 31, 2022, there was a total of 5,562,984 warrants and options outstanding including 1,506,214 warrants and options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders' Awards granted in 2021 (see Note 14). As at December 31, 2021, there was a total of 7,021,514 warrants and options outstanding including 855,000 warrants and options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders’ Awards granted in 2021. The remaining balance relates to warrants granted to executives, including officers, in prior years. As at December 31, 2020, there was a total of 2,854,744 warrants and options outstanding including 745,000 warrants and options issued under the 2020 Stock Incentive Plan (see Note 14).

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD thousand
As at January 1, 2022	7,021,514	2,442
Share options expense	—	2,050
Share options granted	875,544	1,082
Share options and warrants exercised (Note 12)	(2,114,744)	(151)
Share warrants repurchased	(200,000)	(1,012)
Share options forfeited	(19,330)	—
As at December 31, 2022	5,562,984	4,411

As at January 1, 2021	2,854,744	296
Share options and warrants expense	—	640
Share options granted	4,186,770	645
Modification of share warrants	—	869
Share options forfeited	(20,000)	(8)
As at December 31, 2021	7,021,514	2,442

As at January 1, 2020	3,345,354	621
Share options and warrants issued	745,000	220
Share warrants exercised	(115,000)	(2)
Share warrants cancelled and replaced with new shares	(985,610)	(541)
Share warrants repurchased	(135,000)	(2)
As at December 31, 2020	2,854,744	296

14. SHARE-BASED PAYMENTS
On October 22, 2020, the Company’s shareholders, in an extraordinary general meeting, approved the 2020 Stock Incentive Plan (“the Plan”). Under the Plan, employees, officers, directors, consultants and advisors, on the grant date are eligible to purchase share warrants or receive share options, which can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options is fixed by the Board of Directors of the Company.
According to the Plan, awards may be made for up to 2,176,128 shares as of December 31, 2022, increasing by 2% of the outstanding common shares at the beginning of each year, of the Company’s shares of common stock. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any common stock not being issued, the unused common stock covered by such award shall again be available for the grant of awards under the Plan.
In July 2021, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the “Founder Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds.

Holders are required to hold the shares for a period of three years (“holding period”) after the exercise date. As of December 31, 2022, the performance conditions were not met for any of the tranches.
The number of awards outstanding under the Plan and the Founders’ Awards as at December 31, 2022, 2021, and 2020 is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as at January 1, 2022	4,911,770	7.49
Granted	875,544	9.89
Forfeited	(19,330)	9.89
Repurchased	(200,000)	3.52
Exercised	(5,000)	3.52
Awards outstanding as at December 31, 2022	5,562,984	8.03
Awards exercisable as at December 31, 2022	376,563	6.73

Awards outstanding as at January 1, 2021	745,000	3.52
Granted	4,186,770	8.18
Forfeited	(20,000)	3.52
Awards outstanding as at December 31, 2021	4,911,770	7.49
Awards exercisable as at December 31, 2021	127,188	3.52

Awards outstanding as at January 1, 2020	—	—
Granted	745,000	3.52
Awards outstanding as at December 31, 2020	745,000	3.52
Awards exercisable as at December 31, 2020	—	—
Determination of Fair Value of Options and Warrants
During year ended December 31, 2022, the Company granted options to employees for 700,000 shares subject to continuous employment during the vesting period. The options were valued using Black-Scholes model with the main input data being volatility between 45% and 50%, risk free rates of 3.78% and 1.47%, and expected weighted average time to vest is 4.6 years. The exercise price and share price were between $7.53 and $11.68 per share.

During year ended December 31, 2022, the Company granted options to the board of directors of the Company for 175,544 shares subject to continuous employment during the vesting period. The options were valued using Black-Scholes model with the main input data being volatility of 50%, risk free rates between 1.62% and 2.74%, and expected weighted average time to vest is between 3.8 years and 4.3 years. The exercise price and share price were between $7.87 and $9.27 per share.

In July 2021, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided in twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years ("holding period") after the exercise date. The share options tranches were valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price for each tranche is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of December 31, 2022 the performance conditions were not achieved for any of the tranches.
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

As of December 31, 2020, one of the warrants provides for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant was considered to be cash-settled and was liability-classified. The fair value of this warrant was determined at each statement of financial position date, with fair value recognized over the expected service period and changes recognized in profit and loss, using the Black-Scholes option pricing model. The fair value per share for this warrant as of December 31, 2020 of EUR 0.67 was determined using the Black-Scholes model with the main inputs being volatility of 55%, an expected life of 3.89 years and an annual risk-free interest rate of 0.17%. The exercise price for this warrant is EUR 3.01 per share. The remaining inputs are consistent with the below option table for 2020.

In June 2021, the liability-classified warrant issued in November 2020 was modified to additionally allow net-share settlement in the event of the holder’s employment termination. The Company has the right to choose between settlement on a net-share or net-cash basis. Accordingly, effective in June 2021, the warrant qualified for recognition as an equity instrument. The carrying value of the warrant liability of $869 was reclassified as equity at the modification date (December 31, 2020: the carrying value of the warrant amounted to $151 and was recognized as a liability). During the year ended December 31, 2022, the Group repurchased all 200,000 warrants at fair value for cash consideration of $800; the remaining costs in relation to the warrant of $212 was recognized directly in the retained earnings reserve.

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
Weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of other options and warrants granted during the year ended December 31 are as follows:

	Year Ended December 31,
	2022	2021	2020
Exercise price, USD	9.89	8.18	3.52
Share price, USD	9.89	8.18	4.22
Risk fee interest rate	2.21%	1.20%	0.41%
Expected volatility	49%	55%	55%
Expected option term, years	4.48	6.56	5.16
Dividend yield	0%	0%	0%
Expected volatility is based on historical volatility of comparable companies. As of December 31, 2022 and 2021, the weighted average remaining contractual life for options and warrants issued as share based payments was 8.01 and 8.98 years, respectively. The range of exercise prices for options and warrants issued as share based payments was $7.53 to $11.68 per share, $8.00 to $14.71 per share and $3.52 to EUR3.01 per share as of December 31, 2022, December 31, 2021, and December 31, 2020 respectively.

Restricted shares

During the twelve months ended December 31, 2022, the board of directors approved and the Group issued 32,942 restricted share awards to non-executive directors. The shares were valued using the Finnerty model with the main input data being underlying issued prices between $7.87 and $9.27 per share, and restricted period between one and three years.

The Group recorded share-based payment expense related to the restricted share awards of $82 for the year ended December 31, 2022. At December 31, 2022, there was $124 of total unrecognized compensation cost related to restricted share awards.
Share-based Payment Expense

	Year Ended December 31,
	2022	2021	2020
Equity classified share options, warrants expense	3,132	1,286	232
Restricted shares expense	82	—
Liability classified warrants' expense	—	709	139
Share-based payment expense	3,214	1,995	371
Share-based Payment Reserve
Share-based payment reserve is included within the share option and warrants reserve (see Note 13).
15. BORROWINGS
Below is the carrying amount of the Group’s term loan and the movements during the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
As at January 1, at fair value	5,944	5,960
Interest accrued (Note 20)	464	480
Amortization of issuance costs	31	34
Interest paid	(458)	(509)
Repayment of principal	(6,000)	—
Translation differences	19	(21)
As at December 31, at fair value	—	5,944
As of December 31, 2022 and 2021, the total outstanding borrowings are as follows:

	As at December 31,
	2022	2021
Non-current	—	—
Current	—	5,944
Total	—	5,944
In December 2020, the Group entered into a term loan agreement with an investor, pursuant to which it borrowed $6,000 bearing an interest rate of 8% and due in December 2022, which was used, in part, to redeem the remaining outstanding senior secured bonds due in 2021. The term loan was secured with the shares in the Group's subsidiaries. The term loan was accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance were $66 and are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method. For the year ended December 31, 2022 and 2021, the Group paid interest of $458 and $509, respectively, on the term loan. The term loan was repaid in full during December 2022.

16. TRADE AND OTHER PAYABLES

	AS AT DECEMBER 31,
	2022	2021
Non-current
Accruals	290	—

Current
Trade payables(i)	1,235	1,045
Accruals	4,292	1,968
Indirect taxes	703	256
Other payables	112	22
	6,342	3,291
(i)Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

17. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at December 31, 2022, deferred tax is presented on a gross basis in the consolidated statement of financial position.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As At December 31,
	2022	2021
Deferred tax asset	5,832	7,028
Deferred tax liability	(2,179)	—
Deferred tax asset, net	3,653	7,028
The change in the deferred income tax account is as follows:

	As At December 31,
	2022	2021
Deferred tax , net at the beginning of the period	7,028	5,778
Business combination (Note 5)	(4,008)	—
Credited to the consolidated statement of comprehensive income	1,012	1,770
Translation differences	(379)	(520)
Deferred tax, net at the end of the period	3,653	7,028

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	As At December 31,
	2022	2021
Intangible assets - deferred tax assets	5,742	6,481
Intangible assets - deferred tax liability	(3,151)	—
Trading losses and other allowances	1,062	547
Net deferred tax assets	3,653	7,028

At December 31, 2022, the Group had unutilized trading losses and other allowances of $39,987 of which $34,129 were not recognized based on management’s performance projections for 2023 - 2027 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $1,062.

At December 31, 2022, the Group had unutilized capital allowances of $73,079 related to intangible assets, of which $27,035 were not recognized based on management’s performance projections for 2023 – 2027 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,742.

At December 31, 2022, deferred tax liability amounted to $2,179 and related to intangible assets acquired as a part of Roto Sports acquisition (Note 5).

At December 31, 2021, the Group had unutilized trading losses and other allowances of $31,508 of which $20,576 were not recognized based on management’s performance projections for 2022 – 2026 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $547.

At December 31, 2021, the Group had unutilized capital allowances of $93,409 related to intangible assets, a net increase of $28,000 during the year as a result of a step up in the intangible assets' value after the public offering in July 2021. A balance of $41,554 was not recognized based on management’s performance projections for 2022 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $6,481.

18. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the year ended December 31, 2022, our top ten customers accounted for 50% of our revenue but no revenues were generated above 10% from a single customer. For the year ended December 31, 2021, our top ten customers accounted for 52% of our revenue and our two largest customers accounted for 13% and 10% of our revenue. For the year ended December 31, 2020, our top ten customers accounted for 55% of our revenue and our largest customer accounted for 20% of our revenue.
The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	Year Ended December 31,
	2022	2021	2020
U.K. and Ireland	28,151	21,391	16,189
Other Europe	8,909	10,800	5,252
North America	35,923	7,484	3,959
Rest of the world	3,524	2,648	2,580
Total revenues	76,507	42,323	27,980
The Group presents disaggregated revenue by monetization type as follows:

	Year Ended December 31,
	2022	2021	2020
Performance marketing	61,983	37,803	27,093
Subscription	6,438	—	—
Advertising and other	8,086	4,520	887
Total revenues	76,507	42,323	27,980
The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	Year Ended December 31,
	2022	2021	2020
Casino	50,923	35,632	24,135
Sports	25,086	6,188	3,210
Other	498	503	635
Total revenues	76,507	42,323	27,980
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	Year Ended December 31,
	2022	2021
Contract assets	575	—
Contract liabilities	(1,692)	—
The contractual assets primary relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets arose after the acquisition of Roto Sports (Note 5) and mainly related to content and advertising revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contractual liabilities arose after the acquisition of Roto Sports (Note 5), and primary relate to the advances received from customers for subscriptions purchased to RotoWire.com website, for which revenue is recognised over the time. It is expected that deferred income will be recognised as revenue over the next year.

Below is the carrying amount of the Group’s contract liability and the movements during the year ended December 31, 2022:

Year Ended December 31,
2022
As at January 1	—
Business combination (Note 5)	1,120
Amounts included in contract liabilities that was recognised as revenue during the period	(3,537)
Cash received in advance of performance and not recognized as revenue during the period	4,109
As at December 31	1,692

19. OPERATING EXPENSES
Sales and marketing expenses

	Year Ended December 31,
	2022	2021	2020
People costs	17,587	8,362	4,515
Employees' bonuses related to acquisition	628	—	—
External marketing expenses	4,126	2,070	1,208
Amortization of intangible assets	5,949	1,817	1,817
Share option charge	417	524	63
External content	3,166	1,031	—
Other	1,867	263	500
Total sales and marketing expenses	33,740	14,067	8,103
Technology expenses

	Year Ended December 31,
	2022	2021	2020
People costs	5,077	3,296	2,183
Depreciation of property and equipment	—	46	13
Amortization of intangible assets	419	129	15
Share option charge	20	—	91
Software and subscriptions	671	219	—
Other	577	257	201
Total technology expenses	6,764	3,947	2,503
General and administrative expenses

	Year Ended December 31,
	2022	2021	2020
People costs	7,981	4,044	3,114
Share option charge	2,777	1,471	217
Depreciation of property and equipment	190	130	110
Amortization of right-of-use assets	401	279	272
Short term leases	441	382	203
Legal and consultancy fees	4,177	2,590	928
Acquisition related costs	539	520	—
Accounting and legal fees related to offering	—	963	724
Costs related to lease termination	—	—	155
Employees’ bonuses related to offering	—	1,085	—
Insurance	655	384	—
Other	2,358	1,166	233
Total general and administrative expenses	19,519	13,014	5,956
Contributions to defined contribution plans of $723, $Nil and $Nil are included in people costs for the year ended December 31, 2022, 2021 and 2020.
Fair value movements on contingent consideration

The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. The Group expects to incur gains or losses related to the contingent consideration until December 2023 (see Note 5).

20. FINANCE INCOME AND FINANCE EXPENSES

	Year Ended December 31,
	2022	2021	2020
Finance Income (foreign exchange gain)	2,322	2,581	303

Finance expense consists of the following:
Foreign exchange loss	225	1,041	173
Interest expense on borrowings	464	480	1,521
Interest expense on lease liabilities	182	188	204
Unwinding of deferred consideration	325	—	—
Warrants repurchase	—	—	157
Other finance results	103	100	44
Total finance expenses	1,299	1,809	2,099
Net finance income (loss)	1,023	772	(1,796)
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

21. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year.

	Year Ended December 31,
	2022	2021	2020
Net income for the period attributable to shareholders	2,390	12,453	15,151
Weighted-average number of ordinary shares, basic	35,828,204	30,886,559	27,595,446
Net income per share attributable to shareholders, basic	0.07	0.40	0.55

Net income for the period attributable to shareholders	2,390	12,453	15,151
Weighted-average number of ordinary shares, diluted	38,212,108	33,746,536	30,879,550
Net income per share attributable to shareholders, diluted	0.06	0.37	0.49

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Year Ended December 31,
	2022	2021	2020
Weighted-average number of ordinary shares, basic	35,828,204	30,886,559	27,595,446
Effect of share options and warrants on issue	1,003,403	2,859,977	3,284,104
Effect of contingently issuable ordinary shares related to business combinations	1,380,501	—	—
Weighted-average number of ordinary shares, diluted	38,212,108	33,746,536	30,879,550

Common stock warrants and options to purchase 5,562,984, 7,021,514 and 2,854,744 ordinary shares were outstanding at December 31, 2022, 2021 and 2020, respectively, that could potentially be dilutive in the future (Note 13).

At December 31, 2022, 4,744,760 options (2021: 4,056,770; 2020: nil) and 617,322 (2021, 2020: nil) contingently issuable ordinary shares were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
For disclosures regarding the number of outstanding shares, see Note 11.
22. TAX CHARGE (CREDIT)

	Year Ended December 31,
	2022	2021	2020
Current tax expense	1,522	1,481	978
Deferred tax benefit (Note 17)	(1,012)	(1,770)	(5,377)
	510	(289)	(4,399)
For the years ended December 31, 2022, 2021 and 2020, the effective tax rate of the Group amounted to 17.6%, (2.4)% and (40.9)%, respectively, as follows:

	Year Ended December 31,
	2022	2021	2020
Income before tax	2,900	12,164	10,752
Effective tax expense	3,190	608	538
Tax effects of:
Disallowed expenses (credits)	1,722	239	(692)
Unrecognized deferred tax	(4,121)	(939)	(1,892)
Change in estimates related to prior periods	67	—	—
Tax incentives	(300)	—	—
Income subject to other tax rates	—	(273)	(2,144)
Other	(48)	76	(209)
	510	(289)	(4,399)

23. RELATED PARTY TRANSACTIONS
Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Year Ended December 31,
	2022	2021	2020
Remuneration to key management and executive directors	4,699	3,897	1,379
Non-executive directors’ fees	958	401	246
	5,657	4,298	1,625
The emoluments paid to the Directors(executive and non-executive) during the years ended December 31, 2022, 2021 and 2020 amounted to $2,006, $1,202 and $834, respectively.

The following transactions were carried out with related parties:

	Year Ended December 31,
	2022	2021	2020
Expenses
Remuneration paid as consultancy fees	1,780	1,874	874
Share option charges	2,278	1,345	—
Salaries and wages	1,599	1,079	751
Other expenses	8	20	16
	5,665	4,318	1,641
As at December 31, 2022 and 2021, the balance outstanding to key management and non-executive directors was $1,399 and $584, respectively and is included within accruals.
As at December 31, 2022 and 2021 the following stock options and warrants were held by related parties:

	2022	2021
Key management, executive directors and non-executive directors	4,662,930	6,216,514
In 2021 the Company granted 4,056,770 share options under the Founders' Award (Note 13).

In 2022 the Company granted 400,000 share options to a key executive (Note 13).

In 2022 the Company granted 156,214 share options and 32,942 restricted shares to non-executive directors (Note 10, 13 and 14).

24. PERSONNEL
The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year Ended December 31,
	2022	2021	2020
Executive director	1	1	1
Non-executive directors	6	6	5
Sales and marketing employees	191	96	57
Technology employees	91	58	30
General and administrative employees	57	25	18
	346	186	111
As of December 31, 2022, 2021 and 2020 the Group had 395, 229 and 119 employees, respectively.
25. EVENTS AFTER THE REPORTING PERIOD
In January 2023, the Group paid deferred consideration for Roto Sports. of $2,500. See Note 5 for a complete discussion of this acquisition.