Form 20-F
period 2023-12-31
Gambling.com Group Ltd
filed 2024-03-21
CIK 1839799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 20-F
________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Gambling.com Group Limited
22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands
(Address of principal executive offices)
Charles Gillespie, Chief Executive Officer
+44 1534 676 000
Gambling.com Group Limited
22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands
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
37,222,549 ordinary shares at December 31, 2023
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
We maintain our books and records in Euros (“EUR”), the functional currency of the Company. The reporting currency for our financial statements is United States dollars (“USD” or “U.S. dollars”). Unless otherwise noted, the financial information presented herein as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 is stated in U.S. dollars, our reporting currency. All dollar amounts in this annual report are in thousands of USD unless otherwise stated. All references herein to “our financial statements,” “our consolidated financial information,” and “our consolidated financial statements” are to the consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects – Operating Results” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.
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

SELECTED DEFINITIONS
Throughout this annual report, we use a number of industry-specific terms and key performance indicators used by management. These industry-specific terms and key performance indicators are described throughout this annual report and are discussed in more detail in the section entitled “Item 5. Operating and Financial Review and Prospects – Operating Results.” We define these terms as follows:
▪“B2B” refers to business-to-business.
▪“CPA” or “Cost Per Acquisition” refers to a model where an online gambling affiliate receives a single cash payment for each referred player that satisfies certain agreed upon criteria.
▪“Customers” refers to online gambling operators to which online gamblers are referred by online gambling affiliates.
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
▪“Organic growth” refers to the percentage change in revenue during a period compared to the same period the previous year. Organic growth is adjusted to exclude revenue from businesses acquired during the past 12 months.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:
▪our ability to manage our continued expansion, including in (i) the United States, both into new states as they launch and in the United States generally, and (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
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
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business both in the United States and internationally, and our expectations regarding various laws and restrictions that relate to our business;
▪our ability to maintain, protect, and enhance our intellectual property;
▪our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
▪our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
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

Summary Risk Factors

The following is a summary of some of the principal risks we face:

•We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics and the potential of artificial intelligence to disrupt the prevailing paradigm within online searches.
•The online gambling industry is heavily regulated. Changes to the regulatory framework in the jurisdictions in which we operate could restrict our ability to advertise or could harm our customers’ business, which could in turn negatively affect our financial performance.
•Our industry continues to evolve, which makes it difficult to evaluate our current business and forecast of future prospects.
•We derive a significant portion of our revenue from our ten largest customers. The loss of one or more of these customers could materially negatively impact our results.
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
•Changes within the technology platforms of the operators we work with, as well as with our media partner, could alter the ability of our advertising technology to more accurately target and service NDCs which could adversely affect our business, financial condition, and results of operations.
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
•We identified a material weakness in our internal control over our financial reporting process. If we are unable to remediate the material weakness, we may not be able to accurately or timely report our financial condition or results of operations.
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
Risks Relating to Our Business and Industry
We rely on traffic to our websites to grow revenue. Our business could be negatively affected by changes in search engine algorithms and dynamics and the potential of artificial intelligence to disrupt the prevailing paradigm within online searches.

We rely heavily on Internet search engines, such as Google, through their unpaid search results, also known as organic search, to generate a significant portion of the traffic to our website. Traditionally, the vast majority of the traffic to our websites has come through unpaid channels, including SEO and direct.

SEO is the process of optimizing websites to make them more appealing to search engines so that they rank favorably in the search engines’ results pages for certain search queries. Although we believe that Google and other search engines are increasingly adept at identifying the high-quality content that deserves prominence, the factors affecting the appearance and rankings of search results are determined by search engines and are therefore not under our direct control.

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

Our websites have experienced fluctuations in search rankings in the past. While the amount of organic search traffic from Google across our entire portfolio consistently varies based on a variety of factors related to both search rankings and consumer demand, the amount of natural search traffic can shift up or down more significantly when Google implements a Core Algorithm Update to their search algorithm. Other known updates that Google have previously released simultaneously and on a consistent basis are the Product Review Updates, Spam Update and Help Content Update. These updates target specific areas of a website if they don’t meet Googles Guidelines but tend to have a lesser impact than the Core Updates.

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

Google has also started to roll out and test new features within its own search engine results page (also known as SERP). These features can include Ads (Google Adwords), which are paid advertisements that look like a regular search result, ‘From sources across the web’, which are quicklinks to operators or partner pages that Google thinks the user is looking for when searching for a specific keyword, and ‘See results about’, which is another section of quicklinks. Lastly, there is the prospect of AI answering search queries and not profiling the source or the link to the website. All of these features can move the organic listings further down the page on Google and can affect the CTR (click through-rate) on a regular organic result.

In 2023, Google publicly announced nine major updates to its algorithm, and each of them can impact search ranking positions. Many updates do not impact our websites at all. Using Gambling.com as an example, two separate “product review” updates each averaged approximately a 10% increase in traffic. However, a “core update” in August 2023 had a slight negative effect on Gambling.com’s traffic. Despite all algorithm updates, Gambling.com traffic grew 47% year-over-year, but this may not always be the case in the future.

In addition to that, if the nature of search of engines fundamentally changes due to the potential of artificial intelligence to disrupt the prevailing paradigm within online searches, and users begin to prefer chatbot-style search engines, this could result in fewer users using “traditional” search engines and could have a material adverse effect on our revenue.

Our industry continues to evolve, which makes it difficult to evaluate our current business and forecast of future prospects.

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
We derive a significant portion of our revenue from our ten largest customers. The loss of any of these customers could materially negatively impact our results.
Historically, we have derived a significant portion of our revenue from a limited number of customers. For the years ended December 31, 2023, 2022, and 2021, our ten largest customers accounted for 48%, 50% and 52% of our revenue, respectively. For the year ended December 31, 2023, our largest customer accounted for 16% of our revenue. For the year ended December 31, 2022, our largest customer accounted for 9% of our revenue. For the year ended December 31, 2021, our two largest customers accounted for 13% and 10% of our revenue. These customers contributed more revenue than the other customers primarily because they were able to convert online gamblers into NDCs at a higher rate.

We cannot guarantee that our ten largest customers will always choose to use our service. In the event we lose a one of our ten largest customers, although we are able to direct online gamblers (i.e., traffic) to our other existing customers, those customers might not be able to convert online gamblers into NDCs as frequently as a top ten customer. If we are unable to maintain and renew our relationship with our ten largest customers, then our business would be materially adversely affected.
We do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.

Most of our customers do business with us by placing orders for particular digital marketing services or entering into revenue share arrangements. If we perform well with respect to particular services, then the customer may place new orders with us for additional services or enter into new revenue share arrangements. We rarely have any commitment from a customer beyond the services contemplated in the order or revenue share arrangement and, even then, customers can typically terminate an agreement or arrangement with us at any time. As a result, our success is dependent upon our ability to deliver value to our customers and obtain repeat business from existing customers, while continually expanding the number of customers to whom we provide services. In addition, it is relatively easy for customers to seek alternative online gambling affiliates for their digital marketing services because there are no significant switching costs. Because we generally do not have long-term contracts, it may be difficult for us to accurately predict future revenue streams at times. We cannot provide assurance that our current customers will continue to use our services or that we will be able to replace departing customers with new customers that provide us with comparable revenue.
A large portion of our revenue depends on our customers’ calculated revenue and cost base. Our customers’ calculations could vary or be subject to miscalculations or deliberate misrepresentation.
We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model, or hybrid model.

Under revenue share agreements, NGR is calculated as GGR for a user, adjusted for direct costs such as transaction fees, bonuses, and taxation. Online gambling operators’ direct costs may increase due to various factors, including increased taxation caused by new tax regulations. Some online gambling operators introduce arbitrary administration or other fees into the calculation to further reduce NGR.

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

In addition, after we have directed an online gambler to an online gambling operator, we cannot directly track the online gambler’s activities in the online gambling operator’s system. We, therefore, rely on the NGR calculations by the online gambling operator to determine our entitled payment. Consequently, there is a risk of miscalculation and misrepresentation, whether due to error, negligence, or fraud. If such miscalculations occur undetected and are not subsequently remedied or retroactively adjusted, we could receive a lower fee than we are entitled to under our agreements, which, in turn, could result in lost revenue and have a material adverse effect on our business, financial condition, and results of operations.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every online gambling operator covered by our market opportunity estimates will necessarily purchase our solutions, and some or many of those online gambling operators may choose to use the solutions offered by our competitors. It is impossible to build every product feature that every customer wants, and our competitors may develop and offer features that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the online gambling operators covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this annual report, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry or changing regulations. If any of these risks materialize, it could harm our business and prospects.

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

We compete in rapidly evolving and highly competitive markets, and we expect competition to intensify further in the future with the emergence of new technologies and new market entrants. We face competition from new and established local and international players in the online marketing industry, traditional marketing providers such as television, printed publications and radio, and online gambling operators who conduct extensive marketing activities of their own.

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

To attract new visitors, we must offer and develop new features on a continuous basis and perform regular system updates. As a result, we have invested, and expect to continue to invest, significant resources in developing products and services to drive traffic to our platform and engage, and convert our visitors to NDCs. For example, we have made considerable investments in our technology platform, including the Adge business intelligence system, the Origins publishing platform, the Genesis content management system, and the Elements advertiser management system. Our product development efforts may include significant changes to our existing products or new products that are unproven. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including distracting management and disrupting our current operations. We cannot assure that any resulting new or enhanced products and services will engage online gamblers and online gambling operators. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such products, thereby harming our ability to generate and increase revenue.

An actual, alleged, or perceived security incident, inadvertent disclosure or breach of sensitive information, including confidential and personal information, we process, or of the security of our or our customers’, vendors’, or partners’ networks and systems could be detrimental to our business, reputation, financial information and results of operations.

Advances in technology, discoveries of new weaknesses and other developments with software generally used by the Internet community may increase the risk that we will suffer a security incident. As part of our business, we process certain personal, confidential, and sensitive information. We may in the future fail to detect or prevent security incidents, inadvertent disclosure, or breach of sensitive information, including from malware, ransomware, viruses, worms or similar threats for any number of reasons, such as our failure to enhance and expand our platform to reflect industry trends, new technologies and new operating environments, the complexity of the environment, network or systems of our clients, vendors, or partners. We, our customers, vendors or partners may experience such incidents due to data being misappropriated by a malicious insider or unauthorized party, such as employee error, rogue employee activity, or other unlawful or unauthorized acts. If these are successful, they may result in either threatened or actual exposure leading to unauthorized access, disclosure and misuse of sensitive information or other information regarding customers, vendors, partners, employees, or our company and business, and our technologies, systems and networks have been subject to attempted cyberattacks. If we experience any such incidents, we may incur significant costs in protecting against or remediating such incidents, which include investing in resources to address these incidents. We may not be able to remedy any incidents or incidental problems in a timely manner, or at all. To the extent potential customers, industry stakeholders or other third parties believe that the failure to detect or prevent any particular threat is a flaw or indicates that our platform is not secure our reputation and business would be harmed. Any real or perceived defects, errors or vulnerabilities in our platform or business, or any other failure of our platform to detect an incident, could result in:

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

We may experience system failures and other events or conditions from time to time that could interrupt the availability, or reduce or affect the speed or functionality of, our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or computer capacity being exhausted. These events have previously resulted in immaterial losses in revenue. System failures in the future could result in significant losses of revenue. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an appropriate period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of users.

Changes within the technology platforms of the operators we work with, as well as with our media partners, could alter the ability of our advertising technology to more accurately target and service NDCs which could adversely affect our business, financial condition, and results of operations.

The potential negative impact on our advertising technology capabilities due to changes in the technology platforms of the operators we collaborate with, as well as alterations in media partnerships, could limit our capabilities to target the right individuals. For example, if a major operator updates its technology platform or if there is a shift with our media partners, it may disrupt our advertising technology's ability to precisely target and cater to NDCs. This disruption in accurate targeting and service delivery has the potential to result in reduced effectiveness of advertising campaigns, which may ultimately negatively impact our revenue. Our dependency on the technology and media ecosystem makes us vulnerable to changes within these partnerships and platforms, which could adversely affect our business, financial condition, and results of operations.

We have acquired, and may continue to acquire, other businesses, domain names, or technologies which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

As part of our business strategy, we have previously acquired businesses and will continue to consider potential strategic transactions that we believe could complement or expand our product and service offering, broaden our geographic presence, enhance our technical capabilities, or otherwise offer growth opportunities. For example, in the past, we have acquired certain websites and associated assets, including, among others, Roto Sports, Inc. (“Roto Sports”), owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice; and NDC Media Limited (“NDC Media”), owner and operator of BonusFinder.com, a leading gambling bonus comparison site; the casinos.com domain name; and domain portfolios consisting of more than 100 domains intended for targeting North American markets.

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
•the inability to integrate the acquired business and its people and operations into our company; and
•the inability to properly implement or remediate internal controls, procedures and policies appropriate for a public company at businesses that prior to our acquisition were not subject to federal securities laws and may have lacked appropriate controls, procedures and policies.

Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

The acquisition of new businesses is costly and such acquisitions may not enhance our financial condition.

Part of our growth strategy is to acquire businesses and identify and acquire assets and technologies that complement our business. The process to undertake a potential acquisition is time-consuming and costly. We expend significant resources to undertake business, financial, tax, and legal due diligence on our potential acquisition target and there is no guarantee that we will acquire the company after completing due diligence.

Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities or convertible debt securities, significant amortization expenses related to intangible assets and exposure to undisclosed or potential liabilities of the acquired companies. To the extent that the goodwill arising from the acquisitions carried on the financial statements do not pass the annual goodwill impairment test, excess goodwill will be charged to, and reduce, future earnings.

Additionally, if the acquisition contains contingent consideration, such consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and the settlement is accounted for in equity. Otherwise, contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss, which may have a material impact on our results of operations.

We may not be able to effectively integrate acquired businesses, which could materially adversely affect our growth.

We may be unsuccessful in integrating any additional business that we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business, financial condition, and results of operations.

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
•difficulties in integrating the technologies, operations, existing contracts, and employees of an acquired company; and
•use of substantial financial and human capital resources to consummate the acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with future acquisitions of businesses, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected. In addition, acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt (including convertible debt), which could adversely affect our operating results.

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

In August 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law by President Biden. The IRA includes a number of changes to existing U.S. federal tax law including, among other things, a new corporate alternative minimum tax. These provisions became effective for tax years beginning in the fiscal year 2023.

We do not expect IRA to have a material impact to our financial condition and results of operations. However, we will continue to analyze as further guidance is issued, as it may have an adverse effect on our future financial condition and results of operations.

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

The online gambling industry is subject to negative publicity relating to perceptions of underage gambling, exploitation of vulnerable customers, and the historic link between the gambling industry to criminal activities. In

2023 and the early part of 2024, large and influential media outlets such as CBS’ 60 Minutes, CNN, The New York Times, The Washington Post, The Wall Street Journal, CNBC, Associated Press, Harvard Health Publishing and Men’s Health magazine published negative articles or news reports about the online gambling industry and particularly its addictive nature, targeting of young males and a perceived lack of resources in the United States to address problem gambling. As a service provider to the online gambling industry, our reputation can be negatively affected and, accordingly, significantly influence our business. In addition, a negative shift in the perception of online gambling by the public or by policymakers, lobbyists or others could affect future legislation of online gambling, which could cause jurisdictions to abandon proposals to legalize online gambling, thereby limiting the number of jurisdictions in which we can operate. Furthermore, illegal betting activity could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also lead to new restrictions on or to the prohibition of online gambling in jurisdictions in which we currently operate. Such negative publicity could also diminish confidence in, and the use of, our platform and result in decreased revenue or slower customer growth rates, which could seriously harm our business.

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

In December 2020, the Department for Digital, Culture, Media, and Sport (DCMS) in the United Kingdom began its review of the current gambling legislation in the United Kingdom, the Gambling Act 2005, which specifically included a directive to evaluate a number of areas, including stake and loss limits, advertising and bonuses, and the role of the U.K. Gambling Commission. This review was concluded in 2022 and the White Paper containing the proposed regulatory reforms was published by the U.K. government on April 27, 2023. The main measures proposed by the White Paper include: (i) new stake limits for online slot games of between GBP 2 and GBP 15 per spin, (ii) consultation on measures to provide greater protections for 18 to 24 year old persons who are at higher risk of harm; (iii) empowerment of the U.K. Gambling Commission with additional powers to tackle black market operators through court orders and working with internet service providers to block illegal gambling sites; and (iv) rules to prohibit bonus offers from harming vulnerable individuals. The U.K. Gambling Commission are engaging in a number of rounds of public consultations on proposed changes to the regulatory framework required to implement its commitments as set out in the Whiter Paper. The DCMS also launched an investigation in early 2023 to review the U.K.’s current gambling policy, as well as the U.K. government’s progress, or lack thereof, toward amending U.K. gambling laws to make them fit for the future. The Culture, Media and Sport Committee published its second report on this investigation on December 21, 2023 which concluded, amongst other matters, that the U.K. government should take a more precautionary approach to advertising than that proposed in the White Paper and that there is scope for further regulation. The U.K. government’s response to this report is due in April 2024. The U.K. Committee for Advertising Practice published new advertising restrictions which took effect on October 1, 2022 and prohibit gambling operators from featuring celebrities in their advertisements, who are likely to have strong appeal to persons under the age of 18. The ban includes athletes, celebrities, and social media influencers, as well as advertising on sports team uniforms and in stadiums. Given that it is not yet clear how any of the proposed changes set out in the White Paper are to be implemented, and the second report from the investigation has only recently been published, with the U.K government’s response still to follow, it is difficult to predict at this stage what impact these matters may have on our business.

In June 2021, Canada passed Bill C-218 which allows individual provinces and territories to decide how to regulate single-event sports betting within their jurisdictions. In Ontario, the Alcohol and Gaming Commission of Ontario (the “AGCO”) released its Standards for Internet Gaming to govern the province’s new online gaming market. The regulations set out certain technical requirements and advertising restrictions. The launch of the province’s new market for online gambling and sports betting was completed in April 2022. In August 2023, the AGCO announced that operators will be prohibited from signing athletes and celebrities in their marketing and advertising beginning on February 28, 2024. As Ontario’s market is still very new and most other provinces in Canada have not yet determined their approach to this regulation, we cannot yet fully determine or predict the impact of this regulation on our business in Canada.

In July 2021, Germany’s new Interstate Treaty on Gambling, or ISTG 2021, came into effect. ISTG 2021 implemented certain new advertising rules that have had a negative effect on our business in Germany. The new federal gambling regulatory authority, Glücksspielbehörde (“GGL”), which officially began its role on January 1, 2023, began IP and payment blocking of unlicensed offshore operators and their affiliates. In June 2023, the Higher Administrative Court of Saxony-Anhalt ruled that GGL has the power to impose advertising restrictions and that tightened advertising restrictions are permissible. This ruling reaffirmed, amongst other matters, that licensed operators who intentionally advertise on affiliate marketing sites featuring illegal or unlicensed offering can face sanctions by GGL. As the new rules are still being interpreted and the German federal and state regulatory authorities, including GGL, are still only at an early implementation stage, we cannot yet predict the long-term impact on our business. In the event these rules continue to limit our marketing activities in that jurisdiction, then our business might be negatively affected in Germany.
In October 2021, the Netherlands’ commercial online gambling market launched with a limited number of operators awarded licenses to offer games of chance via the internet. The Dutch Ministry of Justice and Security confirmed in March 2022 that it was preparing legislation to introduce further restrictions on gambling advertising. The announcement followed the approval of a motion to ban “untargeted advertisements for high-risk games of chance” by the Dutch House of Representatives. In July 2022, the Dutch government released details of new restrictions on untargeted advertising. Following the passage of this legislation, all television and radio advertisements, as well as advertisements in public spaces, such as on billboards, have been banned since July 1, 2023. Advertising on the internet and television on demand will be allowed, but only if certain conditions are satisfied. One such condition is that an operator (and subsequently an affiliate) must actively prevent the advertising from reaching young people under the age of 24 years old. Some of the other conditions are that operators must show that at least 95% of the people whom the advertising has reached were 24 years old or older and that consumers should also be given the chance to indicate that they do not want to see and/or be able to opt-out of viewing gambling advertising at any time. Sponsorship of events and television programs have been banned beginning in January 2024, and sponsorship of sports team’s venues and stadiums will be banned beginning in January 2025. Given that the full impact of these new regulatory measures is yet to be determined, it is difficult at this stage to predict how it will affect our business.

In June 2021, Sweden’s Ministry of Finance announced proposed reforms to the gambling advertising policy in the country based on the Swedish Gambling Market Inquiry. The proposals include a new rule to treat gambling advertising in the country with “special moderation”, meaning that it would be treated the same manner as alcohol advertising. The current law only requires “moderation” for gambling advertising. In January 2022, the Swedish government finalized legislation that would require B2B gambling suppliers that manufacture, provide, amend, or install gambling software to Swedish B2C license holders to apply for licenses to operate in the market with such licenses effectively implemented as of July 1, 2023. The legislation also proposed to set a new standard for gambling advertising which would now come under “adjusted moderation” rules. The new classification would require that the advertisement of games be adapted to match the specific addiction risks of different products. However, this proposal was rejected by the Swedish Committee on Culture, stating that it did not intend to set differing requirements for different products, and it was too soon following the introduction of the new regulatory system to consider changes to marketing rules. Given that this legislation is relatively new, it is difficult to predict at this stage what the full impact of this may have on our business.

In December 2022, the Irish government published draft legislation to modernize gambling regulation in Ireland, including the proposed establishment of a gambling regulator. The Gambling Regulation Bill has begun the customary parliamentary stages to be passed and signed into law, which is expected to occur in 2024. Furthermore, the establishment of the new Irish Gambling Authority to regulate the gambling industry in Ireland is expected to take effect at the same time as the new legislation is passed into law. Given that this is the initial stage of the implementation of a new regulatory regime it is difficult to predict at this stage what impact this may have on our business.

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

As an online gambling affiliate, we may be required to obtain licenses or approvals to operate in most but not all jurisdictions in the United States where we conduct business. As of December 31, 2023, we have obtained licenses or approvals to provide marketing services to regulated operators in Arizona, Colorado, Indiana, Louisiana, Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania, Tennessee, Virginia, and West Virginia. We are not required to obtain licenses or approvals in Arkansas, Connecticut, Illinois, Iowa, Kansas, Kentucky, New York, Ohio, or Wyoming where we conduct business. In March 2024, we commenced operations in North Carolina. Some of these approvals are subject to renewal, a potentially time-consuming process. Our delay or failure to renew licenses or approvals in any jurisdiction may prevent us from distributing our product offerings, increasing our customer base and/or generating revenues.

Greece and Romania are the only jurisdictions that we currently intend to operate outside of the United States that require a license or approval. However, the laws and regulations relating to online gambling are constantly evolving. We cannot predict if or when laws and regulations in these jurisdictions will be changed and to what degree such changes will have an impact on online gambling affiliates. Any regulatory development that would restrict or prevent us from conducting our business activities in any given territory could have a material adverse effect on our business, results of operations and financial position.

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

In February 2023, Massachusetts passed regulations that would restrict online gambling operators from entering into agreements with third parties, which includes online gambling affiliates such as the Group, to conduct advertising, marketing, or branding on behalf of sports-wagering operators when compensation to the affiliate is dependent on, or related to, the number of customers or amount wagered.

While the Massachusetts Gaming Commission voted in March 2023 to permit CPA and revenue-sharing agreements between online gambling operators and online gambling affiliates there is no guarantee that regulators in other U.S. states may propose similar rules or regulations in the future.

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

As service providers to online gambling operators, online gambling affiliates are generally not subject to the same laws and regulations governing online gambling operators. However, in many jurisdictions, we are obligated to comply with the regulations and standards around advertising in general. For example, the Advertising Standards Authority in the United Kingdom prescribes certain standards for online and affiliate marketing in general as well as specific policies around gambling. In the United States, the American Gaming Association, or the AGA, has produced a Responsible Marketing Code for Sports Wagering which its members have pledged to follow. We are not a member of the AGA currently but should we join in the future, we would be required to comply with their marketing codes. The Irish Labour Party introduced in February 2021 the Gambling (Prohibition of Advertising) Bill 2021, which in its current form, could prohibit online gambling affiliates from providing digital marketing services. While this legislation has not yet been progressed through the relevant legislative stages for it to become law, if such law were to pass, our business in Ireland will be blocked. As the Gambling Regulation Bill 2022 has been introduced in the interim, it is more probable it will supersede the Gambling (Prohibition of Advertising) Bill 2021. However, as matters stand, the Gambling (Prohibition of Advertising) Bill 2021 remains an active legislative bill and its potential impact requires continued monitoring. In addition, we are subject to general marketing legislation in all jurisdictions where we operate. In the future, we may be subject to additional regulatory requirements aimed at the promotion of online gambling services, for example if we enter new geographical markets or if regulations are expanded to include our operations. Regulatory compliance is costly and time-consuming. We have dedicated significant time and financial resources to monitor our regulatory compliance and will continue to in the future. However, as we operate more than 50 websites across 15 national markets and continue to grow our business globally, we, from time to time, may fail to maintain all websites as fully compliant with marketing laws and regulations. This could result in penalties or other sanctions from relevant authorities, lead to increased costs or otherwise have a negative impact on our operations.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data about our customers as part of our “know your customer” (or “kyc”) procedures. We also collect and process only the minimum amount of personal data necessary to operate our business about referred players, NDCs, and other individuals when they create user accounts and/or subscribe for services on our websites or register for our newsletters. We further collect and process personal data about individuals who participate in our American Gambling Awards (e.g., nominees, winners), generally when we perform corporate administrative functions (e.g., information about employees and job applicants) for various business purposes, including marketing and promotional purposes and certain data from subscribers of RotoWire.com. The collection, use and processing of such information about individuals are governed by data privacy laws and regulations enacted in the European Union, United Kingdom, United States (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement.

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

Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For instance, in the European Economic Area, or the E.E.A., we are subject to the General Data

Protection Regulation 2016/679, or the GDPR; and in the United Kingdom, we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, the U.K. GDPR, and the U.K. Data Protection Act 2018, each of which imposes strict requirements on covered processing and provides for robust regulatory enforcement and sanctions for non-compliance. The GDPR and the U.K. GDPR regimes enable competent authorities to issue fines up to the greater of €20 million/£17.5 million, or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors, customers and data subjects. In addition, in July 2020, the Court of Justice of the E.U., or the CJEU, invalidated the E.U.-U.S. Privacy Shield (a mechanism for the transfer of personal data from the European Economic Area to the United States) and also indicated that reliance on standard contractual clauses (another such transfer mechanism) alone may not necessarily be sufficient in all circumstances. We previously relied on our E.U.-U.S. Privacy Shield certification and in some cases the Privacy Shield certification(s) of our vendors and partners for the purposes of transferring personal data from the European Economic Area to the United States in compliance with the GDPR’s data export conditions. We are monitoring the developments following the CJEU decision as well as implementing the standard contractual clauses and reviewing other mechanisms for transfers from the European Economic Area and the United Kingdom, including to the United States. In December 2022, the European Commission published a draft decision endorsing a new framework, Privacy Shield 2.0, for transferring personal data from the European Economic Area to the United States. On July 10, 2023, the European Commission adopted its adequacy decision for the E.U.-U.S. Data Privacy Framework which means that personal data can flow freely from the European Union to companies in the United States that are certified by and participate in the Data Privacy Framework. We are also subject to evolving E.U. and U.K. privacy laws on electronic marketing and cookies. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies. This has led to an effort to replace the current rules on e-marketing (currently set out in the 2002 Privacy & Electronic Communication Directive 2002/58/EC, as amended, or the ePrivacy Directive, and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

Some recent developments in the United States include the enactment of the Nevada Security and Privacy of Personal Information, or the NSPPI, the California Consumer Privacy Act, or the CCPA, which was recently expanded by the California Privacy Rights Act, or the CPRA, which was passed as a ballot initiative in November 2020 and came into effect on January 1, 2023. Further, Virginia enacted the Virginia Consumer Data Protection Act, or the VCDPA, another comprehensive state privacy law, that became effective on January 1, 2023. In March 2023, the Colorado Office of the Attorney General filed and published in the Colorado Register a final draft of the Colorado Privacy Act Rules, or the CPAR, which became effective on July 1, 2023. The CCPA, CPRA, VCDPA and CPAR may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, the results of our operations or prospects.

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

We also have certain registered trademarks that are important to our brand, such as the combined mark Gambling.com. If we fail to protect or enforce our rights under our trademarks, we may lose the ability to use the trademarks or prevent others from using them, which could adversely harm our reputation, business, results of operations and financial condition.

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

On our publishing platform, we publish both our own content and content from third parties. We cannot be certain that the published content on our platform and the operation of our business do not, or will not, infringe or otherwise violate the intellectual property rights of third parties. Third parties have asserted, and may in the future assert, claims against us alleging that we are infringing or otherwise violating their intellectual property rights, including claims for copyright or trademark infringement, or other claims based on the nature and content of the material that we publish or distribute. These claims, whether or not successful, could divert management time and attention away from our business and harm our reputation and financial condition. In addition, the costs of litigation can be significant and the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign, or reengineer our platforms or websites, and/or effectively block our ability to distribute or market our products and services.

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

We are incorporated in Jersey under the provisions of the Companies (Jersey) Law 1991, as amended, or the Jersey Companies Law. The rights of holders of ordinary shares are governed by Jersey law, including the provisions of the Jersey Companies Law, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders typically found in U.S. corporations. See “Item 10B. Additional Information - Memorandum and Articles of Incorporation -Differences in Corporate Law” in our Registration Statement on Form F-1 (File No. 333-257403), as amended, originally filed with the SEC on June 25, 2021 and declared effective by the SEC on July 23, 2021 (the "F-1 Registration Statement"), under the headings “Description of Share Capital” for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Several of our directors and executive officers are not residents of the United States and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Item 10B. Additional Information - Memorandum and Articles of Incorporation - Enforceability of Civil Liabilities” in the F-1 Registration Statement. Additionally, it may be difficult for a shareholder to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

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

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. domestic public company or a public company reporting as a U.S. domestic public company. This may limit the information available to holders of our ordinary shares.

As a “foreign private issuer” as defined in Rule 405 under the Securities Act, we are not subject to all the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies are required and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there would be if we were a U.S. domestic public company.

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

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to prepare financial statements based on U.S. Generally Accepted Accounting Principles and filed on a more accelerated timeframe than an annual report on Form 20-F. In addition, we would be required to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability. Conversely, the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to file Form 10-Qs each quarter and mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since our IPO in July 2021, the trading price of our ordinary shares has ranged from $6.72 to $16.70 through December 31, 2023. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including, in addition to other factors described in “Item 3. Key Information – Risk Factors,” the following items:

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
•changes in key personnel;
•sales of ordinary shares by us or our employees, including members of our management team;
•the granting or exercise of employee stock options or other equity awards;
•volume of trading in our ordinary shares; and
•the realization of any other risks described under section “Item 3. Key Information – Risk Factors.”

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the end-markets we serve. The changes frequently appear to occur without regard to the operating performance of the affected companies. Therefore, the price of our ordinary shares could fluctuate based upon factors that have little or nothing to do with us or our business, and these fluctuations could materially reduce our share price and cause a shareholder to lose all or part of its investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigation. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

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

As of March 15, 2024, Mark Blandford, our chairman of the board, beneficially owned approximately 26% of our ordinary shares. Mr. Blandford is a well-recognized industry leader and has been a Board member practically since 2008, and the members of the Board and management often look to him for guidance on major financial, operational and strategic matters. Accordingly, Mr. Blandford, although a non-executive director, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Without the consent of Mr. Blandford, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Blandford could violate his fiduciary duties by diverting business opportunities from us to himself or others. For more information regarding Mr. Blandford and his affiliated entity, see “Item 7. Major Shareholders and Related Party Transactions.”

Sales of substantial amounts of our ordinary shares in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our ordinary shares and may make it more difficult for a shareholder to sell its ordinary shares at a time and price that it deems appropriate. None of our shareholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their ordinary shares. As of March 15, 2024, approximately 45% of our outstanding ordinary shares are held by our directors, officers, or other affiliates, and are therefore restricted securities within the meaning of Rule 144 under the Securities Act. These shares are now eligible for resale in the public market subject to certain restrictions regarding the possession of material non-public information, and the volume, manner of sale, holding period, and other restrictions under Rule 144.

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
We have identified a material weakness in our internal control over our financial reporting process. If we are unable to remediate this material weakness, we may not be able to accurately or timely report our financial condition or results of operations.

We and our independent registered public accounting firm identified a material weakness in our internal control over our financial reporting process. If we are unable to remediate this material weakness, we may not be able to accurately or timely report our financial condition or results of operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We and our independent registered public accounting firm identified a material weakness in our internal control environment over financial reporting as of December 31, 2023. This control deficiency could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. Management has determined that the Company has the following material weakness in its internal control over financial reporting.

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

We have begun the process of, and we are focused on, designing and implementing effective internal controls to remediate this material weakness. Our remediation efforts include the following:

a.Continuing to enhance and formalize our accounting and business operations policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
b.Continuing to enhance the revenue reporting processes through our ERP system and leveraging opportunities to further automate revenue data processing.

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

Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price. If we are unable to successfully remediate our identified material weakness, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares and could subject us to litigation or regulatory enforcement actions.
If we fail, for any reason, to effectively or efficiently implement new internal controls over financial reporting procedures for compliance with Section 404(a) of SOX or determine that such procedures are ineffective, such failure or determination could materially and adversely affect our business, results of operations and financial condition.

We are required to comply with the internal control evaluation and certification requirements of Section 404(a) of SOX. It has been determined that we are not in compliance with Section 404(a), and therefore we will be required to design and implement new internal control procedures and re-evaluate our financial reporting. We are likely to experience higher than anticipated operating expenses during the implementation of these changes and thereafter. We may need to hire additional qualified personnel in order for us to be compliant with Section 404(a). If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and the trading price of our ordinary shares, expose us to increased risk of fraud or misuse of corporate assets, subject us to regulatory investigations and civil or criminal sanctions and could result in our conclusion that our internal control over financial reporting is not effective. If we fail to remediate the material weakness identified above, our management may conclude that our internal control over financial reporting continues to not be effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes. For more information on potential risks related to compliance with related Section 404(b) of SOX, see “Risk Factors—Risks Related to Ownership of our Ordinary Shares—We are an emerging growth company within the meaning of the JOBS Act and will take advantage of certain exemptions from various reporting requirements, which may make our ordinary shares less attractive to investors.”
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

ITEM 4. INFORMATION ON THE COMPANY
A.    HISTORY AND DEVELOPMENT OF THE COMPANY
Corporate Information

We were incorporated in the British Virgin Islands as TGG International Holdings Limited on July 26, 2006. We changed our name to KAX Media Limited on October 3, 2012 and subsequently continued as a private limited liability company in Malta on October 7, 2016. We changed our name to Gambling.com Group Limited on May 18, 2017. On January 7, 2018, we converted into a public limited liability company and changed our name to Gambling.com Group Plc. On May 27, 2021, we redomiciled from Malta to Jersey in accordance with the provisions of the Jersey Companies Law and changed our name to Gambling.com Group Limited.

On July 23, 2021, we consummated our initial public offering of 5,250,000 ordinary shares and, as a result, our shares began trading on the Nasdaq Global Market under the ticker symbol “GAMB”. Our jurisdiction of incorporation is in Jersey and the address of our principal executive offices is 22 Greenville St., St. Helier, Jersey JE4 8PX.

Our agent for service of process in the United States is CT Corporation System, located at 1200 South Pine Island Road, Plantation, FL 33324, telephone number +1 954-627-1299. Our wholly owned subsidiaries are GDC Media Limited, incorporated in Ireland; GDC Malta Limited, registered in Malta; and GDC America, Inc., a Florida corporation. During January 2022, through GDC America, Inc. we completed the acquisition of Roto Sports Inc, and, through GDC Malta Limited, we acquired NDC Holding Limited.

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

2023
•Commenced operations in Kentucky, Massachusetts and Ohio
•Launched the all new Casinos.com website in July
•Entered into a strategic media partnership with Gannett Co., Inc., publisher of USA TODAY
•Entered into first international media partnership with The Independent, one of the U.K.’s largest digital media publishers with more than 20 million unique monthly users
•Won the 2023 SBC North America Sports Affiliate of the Year Award, the 2023 eGR Global Nordics Affiliate of the Year, the “Challenger” category at the inaugural Benzinga Titans Sports Betting Awards and the Best Sportsbook Affiliate at the SiGMA Affiliates B2C Awards
•RotoWire won “Best Written Content” at the Fantasy Sports & Gambling Association 2023 Winter Conference
•Negotiated a final, deferred consideration payment of €18 million related the acquisition of BonusFinder in exchange for the early termination of the earn-out period, providing the Company with the ability to accelerate the realization of synergies
•Repurchased 283,410 ordinary shares at an average price of $9.74 per share

Present
•Commenced operations in North Carolina
•Entered into a three-year $50.0 million Credit Facility with Wells Fargo Bank, National Association, consisting of a $25.0 million term loan and a $25.0 million revolving credit facility
•Entered into a definitive agreement to acquire Freebets.com and related assets

Capital Expenditures
Our capital expenditures totaled $9.2 million, $9.3 million, and $5.6 million during the fiscal years ended December 31, 2023, 2022, and 2021, respectively, primarily consisting of the purchase of domain names and capitalized software development costs.
For information on the Company’s current capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

B.    BUSINESS OVERVIEW

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business (“B2B”) digital marketing services to online gambling operators. We also monetize our websites through business-to-consumer ("B2C") fantasy sports data subscriptions and sell data syndication and content to B2B clients.

We are not a gambling company and do not offer any gambling services ourselves. We can alternatively be described as a lead generation company, or an affiliate marketing company (or simply an “affiliate”). In many ways, we are more akin to an online media company as our revenue is derived primarily from online marketing.

We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.

Advertising, media and other revenue includes revenue from arrangements not based on the referred players, including advertising on our platform and onboarding fees.

Since our acquisition of Roto Sports (see Note 5 to the consolidated financial statements), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to services over a period of time.

As of December 31, 2023 and March 15, 2024, the Company owned and operated more than 50 different websites in seven languages and 15 national markets across North America, UK and Ireland, Other Europe and Rest of the world covering all aspects of the online gambling industry, which includes online casino and sports, and the fantasy sports.
By consistently attracting online gamblers with high-quality content, we referred more than 425,000 and 273,000 players to online gambling operators in 2023 and 2022, respectively. We have increased our customer base to approximately 250 in 2023 from approximately 110 in 2017.
We achieved organic growth of 41%, 39%, and 52% in 2023, 2022 and 2021, respectively, and an organic revenue compound annual growth rate of 54% from the period of 2017 to 2023.

Financial highlights for the years ended December 31, 2023, 2022 and 2021 are presented below.

	Year ended December 31,
	2023	2022	2021
	(in thousands USD, except per share amounts, Net income margin and Adjusted EBITDA Margin, unaudited)
Revenue	$108,652	$76,507	$42,323
Net income for the period attributable to shareholders	$18,260	$2,390	$12,453
Net income margin	17%	3%	29%
Net income per share attributable to shareholders, diluted	$0.47	$0.06	$0.37
Adjusted net income for the period attributable to shareholders	$26,302	$14,195	$12,453
Adjusted net income per share attributable to shareholders, diluted	$0.68	$0.37	$0.37
Adjusted EBITDA	$36,715	$24,069	$18,356
Adjusted EBITDA Margin	34%	31%	43%
Cash flows generated by operating activities	$17,910	$18,755	$13,997
Free cash flow	$16,185	$9,467	$8,423
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

Recent Developments

Wells Fargo Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a three-year $25.0 million term loan (the “Term Loan”) and a $25.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10 million in the aggregate. The Wells Fargo Credit Facility mature on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are expected to be used for to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Credit Agreement.

The foregoing description of the Wells Fargo Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Wells Fargo Credit Agreement, which is filed as Exhibit 4.8 to this annual report.

Acquisition of Freebets.com and Related Assets

On March 21, 2024, our wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, entered into an Asset Purchase Agreement (the “Freebets.com Asset Purchase Agreement”) with XLMedia PLC and XL Media Publishing Limited, as sellers, to acquire Freebets.com and related assets (the “Freebets.com Assets”). Closing of the acquisition of the Freebets.com Assets is expected to occur at the beginning of April 2024, subject to customary closing conditions.

We will acquire these assets for a total consideration of between $37.5 million and $42.5 million, consisting of $20.0 million to be paid at closing, $10 million to be paid on the date of the six-month anniversary of closing, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, subject to revenue performance of the Freebets.com Assets during the remainder of 2024.

If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount in excess of $7.5 million is required to be paid to the sellers on the one-year anniversary date. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date between $0 and $5.0 million on a linear scale based on such additional revenue generated.

The Freebets.com Asset Purchase Agreement contains customary representations and warranties and covenants by each party. Both parties are obligated, subject to certain limitations, to indemnify the other under the Freebets.com Asset Purchase Agreement for certain customary and other specified matters, including breaches of representations and warranties, breaches of covenants and for certain liabilities and third-party claims.

The foregoing description of the Freebets.com Asset Purchase Agreement is qualified in its entirety by reference to the full text of the Freebets.com Asset Purchase Agreement, which is filed as Exhibit 4.9 to this annual report.

Our Growth Strategies
Key elements of our growth strategy include:

Continued Expansion in North America. As states across the United States and provinces across Canada continue to legalize online gambling, the North American market has become our largest market by revenue. We are continuing to pursue market share by deploying owned websites and media partnership websites on both a national and, to the extent that a state or province is regulated, a state- or province-based level, as well as adding North American content to international owned websites. As of December 31, 2023, we are authorized to operate in Arizona, Arkansas, Colorado, Connecticut, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and Wyoming in the United States. In March 2024, we commenced operations in North Carolina. We are actively pursuing licenses or approvals in all states where we expect a viable market.

North America is the fastest growing market of our business since 2019. Our revenue in North America has grown to $60.8 million for the year ended December 31, 2023 from $35.9 million for the year ended December 31, 2022 and from $7.5 million for the year ended December 31, 2021. In addition to growing our international flagship websites Gambling.com, Bookies.com, and BonusFinder.com, we intend to continue to grow our North America-oriented local websites, such as NewYorkBets.com, BetOhio.com, BetArizona.com, BetVirginia.com, IllinoisBet.com, BetMaryland.com, BetMassachesettes.com, BetTennessee.com, and BetOntario.com, to become the go-to resources for information on North American online casino and online sports in their respective states and provinces. Our acquisition of Roto Sports, owner and operator of RotoWire.com, expanded our market growth in the United States to include fantasy sports news and data.

Pursuing Media Partnerships. We target mutually beneficial partnerships with leading media brands. By combining our sophisticated publishing and monetization systems with the website authority of leading media brands we can derive incremental revenue from those websites. In January 2022, we entered into a media partnership with The McClatchy Company, one of the largest news media companies in the United States with operations in 30 regional markets across the country. In February 2023, we entered into a media partnership with Gannett Co., Inc., a media and marketing solutions company that operates USA TODAY and local media organizations in 43 states in the United States, including authoritative publications in local markets, such as AZCentral.com, the Tennessean.com and Freep.com, plus distribution across USA TODAY Sports and the Sports Media Group (SMG) properties, which includes the Sports Wire suite of fan sites. In July 2023, we entered into a media partnership with Independent Digital News and Media Limited (“The Independent”), one of the U.K.’s largest digital media publishers, which counts over 20.8 million monthly unique users, and the first media partnership we have entered into outside of the United States.

Growing Our Global Strategic Presence. Internationally, we target stable, regulated markets with significant growth potential. We believe we will continue to grow in existing markets in Europe and Oceania. We regularly monitor the regulatory landscape to be in a position to enter soon-to-be regulated markets for possible future expansion, such as Latin America.

Pursuing Strategic Acquisitions. While we primarily focus on organically growing our business, the possibility for quality acquisitions provides another avenue for future growth. Between 2017 and 2023, we completed eight acquisitions, and in March 2024, we entered into the Freebets.com Asset Purchase Agreement. Our experience and technological capabilities position us as a sophisticated player to acquire strong sub-scale or under-monetized sites that will benefit from our more established processes and technologies. We plan to continue to leverage our history of successful acquisitions and internal organic growth to search for potential targets with strategic assets and strong management teams.

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

While we have invested, and will continue to invest, in Gambling.com, Casinos.com, Bookies.com, and RotoWire.com, which we consider our core brands, we also operate many niche websites that cater to specific geographies or online gambling products. Each of our websites offers online gamblers high-quality and relevant content, such as independent reviews and comparisons of regulated online gambling operators in their jurisdiction, and refer high value NDCs to our clients, the online gambling operators.
Our Core Brands
Gambling.com
We acquired the Gambling.com domain name in April 2011. The domain name came alone, without an accompanying business or any existing revenue streams. Since then, we have invested significant resources to launch a new website and grow it into one of the largest and highest revenue producing online gambling affiliate websites in the world. As of December 31, 2023, localized versions of Gambling.com were available in 16 markets and in eight languages.
Gambling.com covers the entirety of the online gambling industry with content spanning all the key verticals in the industry: Casino, Sports, Poker and Bingo. But more than anything else, Gambling.com is a leading source for online casino information and is casino-first in its content strategy.

Casinos.com

In November 2022, we acquired the ultra-premium Casinos.com domain name, which launched during July 2023. The website offers in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials focused initially on English-speaking markets.

Bookies.com

We acquired the Bookies.com domain name in early 2018. Since then, we have transformed it into an all-inclusive website for sports bettors that provides promo codes, odds comparison, game previews, betting strategies and news. Bookies.com was built from the ground up with a U.S.-first and sports-first focus. We believe Bookies.com is well positioned to become a leading sports-betting destination in the United States and other English-speaking markets.

RotoWire.com

On January 1, 2022, we acquired Roto Sports, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice. The legacy Roto Sports business has three different revenue streams, which provide access to sports media organizations, advertisers, and individual sports fans. We are leveraging Roto Sports’ existing audience, content library, talented workforce and trust with U.S. sports fans to further accelerate our already fast-growing business in the U.S. online sports betting market, driving incremental sports betting performance marketing revenue from the RotoWire.com website as its fourth revenue stream.
Our Niche Brands
By expanding the portfolio beyond our core brands, we can more directly target specific products in specific markets featuring locally produced, targeted or more niched content. The enlarged portfolio also may reduce volatility in month-to-month financial performance by diversifying the sources of our revenue across multiple websites, territories, and products.

Many of our niche sites are relatively new, particularly those for the U.S. market. We also own a portfolio of premium domain names suitable to target U.S. states that may regulate sports betting and online casino in the future. We believe that this positions us well for additional organic growth in the coming years.
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

State	Website	Sports iGaming Permitted	Casino iGaming Permitted
Arizona	BetArizona.com	Yes	No
Illinois	IllinoisBet.com	Yes	No
Kansas	BetKansas.com	Yes	No
Kentucky	BetKentucky.com	Yes	No
Maryland	BetMaryland.com	Yes	No
Massachusetts	BetMassachusetts.com	Yes	No
Michigan	BetMichigan.com	Yes	Yes
New York	NewYorkBets.com	Yes	No
North Carolina	BetCarolina.com	Yes	No
Ohio	BetOhio.com	Yes	No
Ontario	OntarioBets.com	Yes	Yes
Pennsylvania	BetPennsylviania.com	Yes	Yes
Tennessee	BetTennessee.com	Yes	No
Virginia	BetVirginia.com	Yes	No
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
Adge: Our Business Intelligence Software

Originally launched in 2015, and with a new version launched in 2022, Adge is our business intelligence system which integrates data from our websites and our advertising partners. This platform gives us clean data which enables us to optimize our offerings and maximize the conversion from our websites to NDCs for our clients, online gambling operators. The system automatically retrieves and integrates data from the majority of our affiliate program accounts.
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

The static nature of our published content dramatically shrinks the attack surface across our portfolio resulting in fewer vulnerabilities and easier maintenance.
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
Our Track Record of Awards and Recognitions

Our products have been recognized for their excellence over the years, winning nearly every award in the gambling affiliate industry for online sports and online casino. In 2023, we were named the 2023 eGR Nordics Affiliate of the Year and the 2023 SBC North America Casino Affiliate of the Year. In 2023, we were named the 2023 eGR Nordics Affiliate of the Year and the 2023 SBC North America Casino Affiliate of the Year.

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

We have a strong portfolio of major online gambling operators. We work with regulated online gambling operators, including industry heavyweights — Roar Digital (NJ), LLC, Entain Operations Limited (BetMGM, Ladbrokes, bwin, partypoker), American Wagering, Inc., Penn Interactive Ventures, LLC, GameTech Marketing Limited (LeoVegas), ITS Ltd, Gamesys Operations Limited, Sarah Enterprises Limited, Sentoka Limited and Newcote Services Limited. As evidenced by this list, many of our customers from 2017 to 2023 operate multiple player-facing brands. We believe we increased our number of customers as a result of a variety of factors, including an increase in the number of markets where we operate, new online gambling operators entering various markets, an increase in demand for player acquisition services and an expanded internal sales team.

We have ranked in the top eight on the EGR Power Affiliates list since its inception in 2018, and moved up to number two in 2023. The list is compiled from votes cast by full-time affiliate managers working with the online gambling operators who rate affiliates based on their commercial, operational, product, compliance and M&A capabilities.
In 2023, 2022 and 2021, our top ten customers accounted for 48%, 50% and 52% of our total revenue, respectively. In 2023, our largest customer accounted for 16% of our revenue. In 2022, our largest customer accounted for 9% of our revenue. In 2021, our two largest customers accounted for 13% and 10% of our revenue.

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
Increasing Customer Performance

The math that determines the commercial performance of an individual online gambling operator on one of our websites is driven more by the ability of the online gambling operator to effectively convert the traffic that we send them to NDCs than the absolute dollar amount in the commercial terms. This is because the range of expected NDC conversion rates is significantly wider than the range of the commercial terms for an NDC. Online gambling operators who are skilled at converting the traffic from click to registration and then from registration to first deposit generate more revenue to both their organization and Gambling.com. Online gambling operators that may offer abnormally high CPA rates without converting traffic well do not make good partners.

Because the effectiveness of our partners is a key commercial concern, we built our proprietary advertiser management system Elements, a dedicated system to manage the placement of operators and operators’ offers on our websites. As we approached the limit of what was possible with manual adjustments, we have started to leverage machine learning systems to help us ensure we are showing the most appropriate operator in every circumstance. These advanced data science models can process many more input variables and larger data sets than our commercial team could process on its own. These initiatives have made our models more efficient, allowed us to develop a method to test changes in a low-risk manner without impacting the user experience, and enabled us to explore more granular customer segmentation.
Seasonality
See "Item 5A. Operating Results - Factors Affecting Our Results of Operations" for a description of the seasonality of our business.
Competition

The online gambling affiliates market is highly fragmented, intensely competitive and constantly evolving. With the introduction of new technologies and new market entrants, we expect the competitive environment to remain intense for the foreseeable future. We compete with other performance marketing service providers in the online gambling industry, such as Better Collective, which is publicly traded in Europe. Our most comparable publicly traded companies in the United States are Sportradar AG, Genius Sports Ltd., NeoGames S.A., and Inspired Entertainment, Inc., all of which are B2B service providers to the industry.

We believe we compete favorably on the basis of the quality of our websites, our strategic geographical presence, our diversified and growing customer base, our technological excellence and our proven history of growth. We have delivered significantly more organic growth than our listed peers over the last five years. Our organic growth strategy focuses on perfecting our internal processes, technology, and products and does not rely on a roll-up strategy.

•Website Quality. We take pride in our focused network of 50 high quality branded-websites, which include Gambling.com, Casinos.com, Bookies.com, and RotoWire.com. tightly managed through common software systems.

•Strategic Presence. We focus on legalized and soon-to-be legalized markets around the world. Currently, we publish content localized for North America, more than eight European countries, Oceania and South America.

•Customer Base. We have a robust client portfolio which includes most major online gambling operators from the United States and Europe. During the years ended December 31, 2023 and 2022, we worked with over 250 online gambling operators including publicly-traded companies such as Roar Digital (NJ), LLC, Entain Operations Limited (BetMGM, Ladbrokes, bwin, partypoker), American Wagering, Inc., Penn Interactive Ventures, LLC, GameTech Marketing Limited (LeoVegas), ITS Ltd, Gamesys Operations Limited, Sarah Enterprises Limited, Sentoka Limited and Newcote Services Limited. While we prioritize deepening our relationships with our existing customers, we have also increased our number of customers from 111 in 2017 to over 250 in 2023.

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

•Proven History of Growth. Over the last five years, our organic growth strategy has focused on perfecting our internal processes, technology, and products. This approach has delivered faster growth than our established global online gambling affiliate listed peers. Since 2017, we have maintained a compound annual organic growth rate of 54%. We also have the expertise and experience to transform high-value gambling industry domain names into high-performing websites. We acquired the Gambling.com domain name in 2011 with no business or revenue and turned it into the globally recognized, market-leading brand that it is today, operating in thirteen markets and five languages. We also built Bookies.com from a premier domain name into an all-inclusive website focusing on U.S. sports betting with more than 60 contributors since its acquisition in early 2018. In 2022, we acquired the ultra-premium domain name Casinos.com and launched the site as a new international casino focused website offering in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials.

Social Responsibility

As the online gambling market continues to expand globally, we believe it is important to remain focused on the social costs of the industry. We are committed to being a leader in responsible gambling and advocating for a conservative approach that is adopted by the industry and ensures sustainability of what should be an entertaining recreational activity.

With that vision, we maintain one of the most restrictive advertising policies in the online gambling affiliates industry to avoid problematic channels and messaging. We acquire and publish content for prospective online gamblers responsibly, by focusing on locally regulated markets, recommending licensed online gambling operators, displaying terms and conditions in accordance with best practices and display clear messages about responsible gambling on our sites, and do not utilize any aggressive messaging that would encourage problematic gambling. Our team also monitors regulations and standards prescribed by each market’s respective authorities, such as the U.K. Gambling Commission, the U.K Advertising Standards Authority, CAP Advertising Guidelines—Gambling, the CAP Code for Online Affiliate Marketing, and U.S. state regulators.

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

Responsible Gambling Affiliate Association

In November 2023, we, along with five other major U.S. gambling affiliates, announced the formation of the Responsible Gambling Affiliate Association (the “RGAA”). The RGAA’s mission is to champion responsible gambling marketing and advertising practices, empower gambling affiliate companies to influence sensible regulation, and protect consumer interests, while effectively participating in the market. The original RGAA members recognize that affiliate marketing providers must participate in broader industry initiatives in the United States to advocate for sensible advertising regulation that balances consumer protection and the practicalities of digital advertising. The new trade association is built on five strategic pillars:

•Promotion of Competitive Gambling Markets
•Industry Education
•Consumer Protection, Empowerment, and Choice
•Advertising Codes of Conduct
•Responsible Business Practices

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

Online Gambling Regulations

Since we operate a pure B2B business model and have no direct business relationship with online gamblers, we generally are not required to be licensed or approved as a gambling operator in Europe or elsewhere outside of the United States. Greece and Romania are the only jurisdictions that we currently intend to operate outside of the United States that require a license.

In the United States, any company providing services to regulated gambling entities is typically required to either register or apply for a license or an approval with the gambling regulator in each state where they are active. In the case of gambling affiliates, a tiered system is sometimes available with a relatively straight forward registration required for online gambling affiliates only looking to do CPA deals and a more onerous license application required for online gambling affiliates seeking to do deals with a revenue share component. As of December 31, 2023, we have obtained licenses or approvals to operate in Arizona, Colorado, Indiana, Louisiana, Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania, Tennessee, Virginia, and West Virginia.

Data Protection and Privacy

Because we handle, collect, store, receive, transmit and otherwise process certain personal information of individuals, including our users, customers and employees, to the minimum extent necessary to operate our business, we are also subject to federal, state and foreign laws related to the privacy and protection of such data, as further set forth under the caption “Risk Factors – Risks Related to Government Regulation - We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation fines and penalties or adverse publicity”. Regulations such as the CCPA, which is untested law, could affect our business, and its potential impact is unknown.

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

C.    ORGANIZATIONAL STRUCTURE
Gambling.com Group Limited is the publicly traded holding company for its significant wholly-owned subsidiaries (collectively, the “Company”).
Our significant subsidiaries are listed below.

Name	Country of Incorporation and Place of Business	Proportion of Ownership Interest
GDC Media Limited	Ireland	100%
GDC America, Inc.	Florida, United States	100%
GDC Malta Limited	Malta	100%
Roto Sports, Inc.	Delaware, United States	100%

GDC Media Limited is a private limited company incorporated on May 20, 2015 in Ireland. It operates the Company’s business outside of the United States and is the owner of the Company’s performance marketing technology platform, including domain names and websites.

GDC America, Inc. is a corporation incorporated in the State of Florida on July 14, 2011. It operates the Company’s business in the United States under a license from GDC Media Limited.

GDC Malta Limited is a private limited company incorporated in the British Virgin Islands on June 2, 2011, and was subsequently continued in Malta on October 17, 2016. GDC Malta Limited provides intra-group services to the Company.

In addition to our direct wholly owned subsidiaries, the following are also material indirectly wholly owned subsidiaries of the Company:

Roto Sports, Inc. is a corporation incorporated in the State of Delaware in January 2022. It was acquired in January 2022 and operates as wholly owned subsidiary of GDC America, Inc.

D.    PROPERTY, PLANT AND EQUIPMENT
Our principal operational offices are located in Dublin, Ireland, under a lease expiring in January 2028. We also lease regional offices and space in Tampa, Florida; Madison, Wisconsin; and St. Julians, Malta. Our headquarters office for our North American business is located in Charlotte, North Carolina.
We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    OPERATING RESULTS
Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on online casino and online sports betting and the fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide B2B, digital marketing services to online gambling operators.
We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a CPA model or a hybrid model.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Since the acquisition of Roto Sports (see Note 5 to the consolidated financial statements), the Group generates a portion of its revenue from data subscriptions and content syndication whereby a customer subscribes to services over a period of time.
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
Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.
Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

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
We believe that newly regulated markets, such as regulated or to be regulated states in the United States and provinces in Canada, present significant opportunities for future growth. Changes to existing regulations could present both risks and opportunities depending on the nature of the change. An increase in underlying gaming tax, for example, would negatively affect the revenue potential from such market whereas an expansion in the number of online gambling licensees would typically positively affect the revenue potential.
Factors Affecting Our Results of Operations

Revenue from sports products tends to fluctuate significantly with the sporting events schedule. Revenue from casino products is typically subject to seasonality to a lesser extent. The first and fourth quarters are typically stronger while the second and third quarters are subject to negative seasonality for both sports and casino products, with sports products subject to more pronounced negative seasonality than online casino products.
For the years ended December 31, 2023, 2022 and 2021, 37%, 33% and 15%, of our revenue was generated from sports products, respectively, including online sports betting and fantasy sports, and 62%, 66% and 84% was generated from casino products, respectively, including online casino and online social casino.
Impact of COVID-19
The COVID-19 global pandemic presented health and economic challenges on an unprecedented scale We believe our and our customer’s online business models benefited from an accelerated structural change from in person gambling at “brick-and-mortar” casinos to online. The demands for our services were not impacted significantly by changes in buying behavior and disposable income of online gamblers. We believe that the changes in player behaviors may have a permanent positive effect on the online gambling market and our business.

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for the years ended December 31, 2023, 2022 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2023 to 2022	Change 2022 to 2021	Year Ended December 31,		Change 2023 to 2022	Change 2022 to 2021
	2023	2022	2021	%	%	2022	2021	%	%
	(in thousands USD)					(in thousands, USD, unaudited)
Revenue	108,652	76,507	42,323	42%	81%	79,002	39,103	38%	102%
Cost of sales	(9,112)	(2,959)	—	208%	100%	(3,055)	—	198%	100%
Gross profit	99,540	73,548	42,323	35%	74%	75,947	39,103	31%	94%
Sales and marketing expenses	(35,331)	(33,740)	(14,067)	5%	140%	(34,840)	(12,997)	1%	168%
Technology expenses	(10,287)	(6,764)	(3,947)	52%	71%	(6,985)	(3,647)	47%	92%
General and administrative expenses	(24,291)	(19,519)	(13,014)	24%	50%	(20,155)	(12,024)	21%	68%
Movements in credit losses allowance	(914)	(796)	97	15%	(921)%	(822)	90	11%	(1013)%
Fair value movement on contingent consideration	(6,939)	(10,852)	—	(36)%	100%	(11,206)	—	(38)%	100%
Operating profit	21,778	1,877	11,392	1060%	(84)%	1,939	10,525	1023%	(82)%
Finance income	634	2,322	2,581	(73)%	(10)%	2,398	2,385	(74)%	1%
Finance expenses	(2,271)	(1,299)	(1,809)	75%	(28)%	(1,341)	(1,671)	69%	(20)%
Income before tax	20,141	2,900	12,164	595%	(76)%	2,996	11,239	572%	(73)%
Income tax (charge) credit	(1,881)	(510)	289	269%	(276)%	(527)	267	257%	(297)%
Net income for the period attributable to shareholders	18,260	2,390	12,453	664%	(81)%	2,469	11,506	640%	(79)%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	2,868	(4,793)	(4,812)	(160)%	0%	(4,949)	(4,446)	(158)%	11%
Total comprehensive income (loss) for the period attributable to the shareholders	21,128	(2,403)	7,641	979%	(131)%	(2,480)	7,060	952%	(135)%
Revenue
We generate most of our revenue from performance marketing whereby we refer online gamblers to online gambling operators. In addition, we earn revenue from paid subscriptions, content syndication and advertising.
Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Subscription revenue consists of B2C data subscription services and B2B data syndication services. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.
Performance marketing. Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.
Fees generated by each customer during a particular month are typically paid to us within 30-45 days after invoice date.

Subscription and content syndication. For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
Advertising and other. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Total revenue increased by $32.1 million, or 42%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, due to growth across the majority of geographical markets primarily within our casino and sport products. Organic growth was 41% over the year ended December 31, 2023 as compared to the year ended December 31, 2022 with the remainder of the growth from the January 2022 acquisition of BonusFinder. On a constant currency basis, revenue increased $29.6 million, or 38%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Total revenue increased by $34.2 million, or 81%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Organic growth was 39% over the year ended December 31, 2022 as compared to the year ended December 31, 2021 with the remainder of the growth from the January 2022 acquisitions of RotoWire and BonusFinder. On a constant currency basis, revenue increased $39.9 million, or 102%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

A significant proportion of our revenue was denominated in USD, Euros (“EUR”) or U.K. Pounds Sterling (“GBP”). Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Year ended December 31,			Change 2023 to 2022	Change 2022 to 2021	As a Percentage of Revenue
	2023	2022	2021	%	%	2023	2022	2021
	(in thousands USD)
North America	60,755	35,923	7,484	69%	380%	56%	47%	18%
U.K. and Ireland	31,347	28,151	21,391	11%	32%	29%	37%	51%
Other Europe	10,994	8,909	10,800	23%	(18)%	10%	12%	26%
Rest of the world	5,556	3,524	2,648	58%	33%	5%	4%	5%
Total revenues	108,652	76,507	42,323	42%	81%	100%	100%	100%
North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets, including Sweden, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the year ended December 31, 2023 compared to the year ended December 31, 2022, total revenue grew 42%. We believe this growth stems primarily from both increased addressable market and increased market share.
During the year ended December 31, 2022 compared to the year ended December 31, 2021, total revenue grew 81%. We believe this growth stems from both increased addressable market, increased market share, and increased demand for our performance marketing services as well as acquisitions completed during the year ended December 31, 2022.

Our revenue disaggregated by monetization is as follows:

	Year ended December 31,			Change 2023 to 2022	Change 2022 to 2021	As a Percentage of Revenue
	2023	2022	2021	%	%	2023	2022	2021
	(in thousands USD)
Performance marketing	87,824	61,102	37,803	44%	62%	81%	80%	89%
Subscription and content syndication	7,652	6,438	—	19%	100%	7%	8%	—%
Advertising and other	13,176	8,967	4,520	47%	98%	12%	12%	11%
Total revenues	108,652	76,507	42,323	42%	81%	100%	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions and content syndication consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.
Presentation of revenue by monetization type for the comparative period was adjusted to consistently reflect changes in such revenue classification in the current period. It resulted in a reclassification between performance marketing and advertising and other revenues of $881 for the year ended December 31, 2022.
During the year ended December 31, 2023, performance marketing revenue was generated by the following categories: cost per acquisition of 58%, revenue share of 13% and hybrid of 29%, compared to 59%, 14% and 27%, respectively, during the year ended December 31, 2022, compared to 49%, 10% and 41%, respectively, during the year ended December 31, 2021.
The revenue increase for the year ended December 31, 2023, compared to the year ended December 31, 2022 was driven primarily by increased performance marketing revenue from casino and sport on our owned websites and media partnerships.

The revenue increase for the year ended December 31, 2022 compared to the year ended December 31, 2021 was driven primarily by increased performance marketing revenue from North America and the U.K. and Ireland on both our organically built websites, the acquired RotoWire and BonusFinder sites, our media partnerships, and the addition of Subscription revenue as a result of the acquisition of Roto Sports.
Our revenue disaggregated by product type from which it is derived is as follows:

	Year ended December 31,			Change 2023 to 2022	Change 2022 to 2021	As a Percentage of Revenue
	2023	2022	2021	%	%	2023	2022	2021
	(in thousands USD)
Casino	66,869	50,923	35,632	31%	43%	62%	66%	84%
Sports	40,634	25,086	6,188	62%	305%	37%	33%	15%
Other	1,149	498	503	131%	(1)%	1%	1%	1%
Total revenues	108,652	76,507	42,323	42%	81%	100%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo.

The growth in casino revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 was driven primarily by performance marketing revenue growth in North America, UK and Ireland, Other Europe and the rest of the world. The growth in sports for the year ended December 31, 2023 compared to the year ended December 31, 2022 was driven primarily by organic revenue growth in North America.

The Casino revenue increase for the year ended December 31, 2022 compared to the year ended December 31, 2021 was driven primarily by organic revenue growth in the UK and Ireland, and North America and the acquisition of BonusFinder. The Sports revenue increase for the year ended December 31, 2022 compared to the year ended December 31, 2021 was driven primarily by organic revenue growth in North America and the acquisition of Roto Sports.

Cost of Sales
Costs of sales increased to $9.1 million for the year ended December 31, 2023 from $3.0 million for the year ended December 31, 2022, primarily due to increased revenue and associated costs from our media partnerships. Cost of sales is comprised of license fees to media partners (which were first established in 2022 when we entered into the media partnership with McClatchy) and data and payments' solution expenses related to subscription revenue (which were first established in 2022 in connection with the acquisition of Roto Sports). Costs of sales were not incurred prior to 2022.

Operating Expenses

Total operating expenses increased by $6.1 million, or 9%, in the year ended December 31, 2023, as compared to the year ended December 31, 2022 driven by increased people costs and related expenses across sales and marketing, technology and general and administrative functions, and external marketing expenses partially offset by a decrease in amortization expense and fair value movements in contingent consideration. In constant currency, total operating expense increased by $3.8 million, or 5%, in the year ended December 31, 2023 as compared to the year ended December 31, 2022 as operating expenses were positively affected by the weakening of the EUR against the USD during 2022.

Total operating expenses increased by $40.7 million, or 132%, in the year ended December 31, 2022, as compared to the year ended December 31, 2021 driven by increased expenses across sales and marketing expenses including increased amortization related to the acquisitions of Roto Sports and BonusFinder, technology expenses, general and administrative expenses, and fair value movements on contingent consideration. In constant currency total operating expenses increased by $45.4 million, or 159%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021 as operating expenses were negatively affected by the strengthening of the EUR against the USD during 2021.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Year ended December 31,			Change 2023 to 2022	Change 2022 to 2021	As a Percentage of Revenue
	2023	2022	2021	%	%	2023	2022	2021
People costs	22,334	17,587	8,362	27%	110%	21%	23%	20%
Employees' bonuses related to acquisition	368	628	—	(41)%	100%	—%	1%	—%
External marketing expenses	6,083	4,126	2,070	47%	99%	6%	5%	5%
External content	3,666	3,166	1,031	16%	207%	3%	4%	2%
Amortization of intangible assets	521	5,949	1,817	(91)%	227%	—%	8%	4%
Share-based payment expense	359	417	524	(14)%	(20)%	—%	1%	1%
Other	2,000	1,867	263	7%	610%	2%	2%	1%
Total sales and marketing expenses	35,331	33,740	14,067	5%	140%	32%	44%	33%

People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to the exit bonuses associated with the acquisition of BonusFinder. External marketing expenses include search engine optimization and other marketing activities. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. External content includes external content services such as articles published on our websites. Other expenses include other external service providers and software licenses.
Sales and marketing expenses increased by $1.6 million, or 5%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. On a constant currency basis, sales and marketing expenses increased by $0.5 million, or 1%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022.
People costs increased by $4.7 million, or 27%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, as a result of new hires during the year and year-over-year salary and bonus increases. Employees’ bonuses related to acquisition decreased $0.3 million, or 41%, year-over-year. External marketing costs increased $2.0 million, or 47%, as a result of increased marketing activities. External content expenses increased by $0.5 million, or 16%, as a result of product development. Other sales and marketing expenses increased $0.1 million, or 7%, as a result of higher subscription fees and increased travel expenses. Amortization of intangible assets decreased $5.4 million, or 91%, or as a result certain intangible assets related to the acquisition of Roto Sports and BonusFinder being fully amortized.
People costs increased by $9.2 million, or 110%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, as a result of new hires during the year and year-over-year salary increases and the acquisition of Roto Sports and BonusFinder. Employees’ bonuses related to acquisition increased $0.6 million, or 100% year-over-year and related to the acquisition of BonusFinder. External marketing costs increased $2.1 million, or 99%, as a result of increased marketing campaigns and sponsorship costs as well as higher outreach marketing costs. External content expenses increased by $2.1 million, or 207%, as a result of increased number of products and markets. Other sales and marketing expenses increased $1.6 million, or 610%, as a result of higher subscription fees. Amortization of intangible assets increased $4.1 million, or 227%, or as a result of additional charges related to the acquisition of Roto Sports and BonusFinder.
A significant proportion of our sales and marketing expense were denominated in EUR.
Technology Expenses

	Year ended December 31,			Change 2023 to 2022	Change 2022 to 2021	As a Percentage of Revenue
	2023	2022	2021	%	%	2023	2022	2021
People costs	7,541	5,077	3,296	49%	54%	7%	7%	8%
Software and subscriptions	1,131	671	219	69%	206%	1%	1%	1%
Depreciation of property and equipment	—	—	46	—%	(100)%	—%	—%	—%
Amortization of intangible assets	885	419	129	111%	225%	1%	1%	—%
Share-based payment expense	42	20	—	110%	100%	—%	—%	—%
Other	688	577	257	19%	125%	1%	1%	1%
Total technology expenses	10,287	6,764	3,947	52%	71%	10%	10%	10%
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

Technology expenses increased by $3.5 million, or 52%, in the year ended December 31, 2023 as compared to the year ended December 31, 2022. On a constant currency basis, technology expenses increased $3.3 million, or 47%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. Growth in technology expenses in the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to higher people costs as a result of new hires during the year and year-over-year salary and bonus increase, higher software and subscriptions costs as a result of increased headcount, and higher amortization of intangible assets from accumulated capitalized development expenses.
Technology expenses increased by $2.8 million, or 71%, in the year ended December 31, 2022 as compared to the year ended December 31, 2021. On a constant currency basis, technology expenses increased $3.2 million, or 92%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Growth in technology expenses in the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to higher people costs as a result of new hires during the year and year-over-year salary increase, higher amortization of intangible assets due to the purchase of asset and software expenses.
A significant portion of our technology expenses were denominated in EUR.
General and Administrative Expenses

	Year ended December 31,			Change 2023 to 2022	Change 2022 to 2021	As a Percentage of Revenue
	2023	2022	2021	%	%	2023	2022	2021
People costs	10,802	7,981	4,044	35%	97%	10%	10%	10%
Share-based payment and related expenses	3,386	2,777	1,471	22%	89%	3%	4%	3%
Legal and consultancy fees	3,901	4,177	2,590	(7)%	61%	4%	5%	6%
Secondary offering related costs	733	—	—	100%	—%	1%	—%	—%
Initial offering related costs	—	—	963	—%	(100)%	—%	—%	2%
Employees’ bonuses related to offering	201	—	1,085	100%	(100)%	—%	—%	3%
Acquisition related costs	821	539	520	52%	4%	1%	1%	1%
Insurance	581	655	384	(11)%	71%	1%	1%	1%
Short-term leases	567	441	382	29%	15%	1%	1%	1%
Amortization of right-of-use assets	436	401	279	9%	44%	—%	1%	1%
Depreciation of property and equipment	246	190	130	29%	46%	—%	—%	—%
Other	2,617	2,358	1,166	11%	102%	2%	3%	3%
Total general and administrative expenses	24,291	19,519	13,014	24%	50%	23%	26%	31%
People costs include our board of directors and executive management, finance, legal and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Depreciation expense pertains to computer and office equipment. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses increased $4.8 million, or 24%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022. On a constant currency basis, general and administrative expenses increased $4.1 million, or 21%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022.
The increase in people costs in the year ended December 31, 2023 as compared to the year ended December 31, 2022 was a result of new hires and year-over-year salary and bonus increases. Legal and consultancy fees increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 as a result of increased auditing, accounting, and legal expenses due to our compliance obligations as well as costs related to the secondary offering (as defined below). Other expenses increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily as a result of net effect of travel and office expenses.

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten secondary offering (the “secondary offering”) of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company incurred secondary offering expenses of $0.9 million (including related bonuses paid of $0.2 million) during the year ended December 31, 2023.

The increase in people costs in the year ended December 31, 2022 as compared to the year ended December 31, 2021 was a result of year-over-year salary and bonus increases and new hires. Legal and consultancy fees increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 as a result of increased auditing, accounting, legal and other consulting expenses due to our public company compliance obligations. Other expenses increased in the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily as a result increased travel and office expenses.
A significant proportion of our general and administrative expenses were denominated in EUR.
Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value of the contingent consideration. As of June 30, 2023, the Company entered into an agreement with the sellers of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the June 30, 2023 agreement, the original earn-out period was terminated early on June 30, 2023. The Group does not expect to incur further gains or losses related to the fair value movement of the contingent consideration for the BonusFinder acquisition (see Note 5 to the consolidated financial statements).
Finance Income and Finance Expense

	Year ended December 31,
	2023	2022	2021
Foreign exchange gain	375	2,322	2,581
Interest income	259	—	—
Total finance income	634	2,322	2,581

Finance expense consists of the following:
Foreign exchange loss	1,298	225	1,041
Unwinding of deferred consideration	735	325	—
Interest expense on lease liabilities	165	182	188
Interest expense on borrowings	—	464	480
Other finance results	73	103	100
Total finance expenses	2,271	1,299	1,809
Net finance (loss) income	(1,637)	1,023	772
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Roto Sports and BonusFinder. The Group expects to incur financial expenses related to the deferred consideration related to Roto Sports and BonusFinder until December 2023 and April 2024, respectively (see Note 5 to the Consolidated Financial Statements).

Taxation
We are subject to income taxes where we operate. The income tax charge was $1.9 million, $0.5 million and income tax credit of $0.3 million of which $1.3 million, $1.0 million and $1.8 million is related to movements in deferred taxes for the years ended December 31, 2023, 2022 and 2021, respectively. Deferred taxes relate to the difference between the accounting and tax base of transferred intangible assets and carried forward tax losses. As of December 31, 2023 and 2022, we had cumulative carried forward tax losses and other deductible allowances of $52.4 million and $40.0 million, respectively. As of December 31, 2023 and 2022, we had unutilized capital allowances of $58.7 million and $73.1 million, respectively, related to intangible assets.
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

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2023 vs 2022	Change 2022 vs 2021	Change 2023 vs 2022	Change 2022 vs 2021
	2023	2022	2021	%	%	%	%
	(in thousands, USD, unaudited)			(unaudited)		(unaudited)
Net income for the period attributable to shareholders	18,260	2,390	12,453	664%	(81)%	640%	(79)%
Net Income Margin	17%	3%	29%
Net income per share attributable to shareholders, diluted	0.47	0.06	0.37	683%	(84)%	683%	(82)%
Adjusted net income for the period attributable to shareholders	26,302	14,195	12,453	85%	14%	79%	27%
Adjusted net income per share attributable to shareholders, diluted	0.68	0.37	0.37	84%	0%	79%	12%
Adjusted EBITDA	36,715	24,069	18,356	53%	31%	48%	47%
Adjusted EBITDA Margin	34%	31%	43%
Cash flows generated by operating activities	17,910	18,755	13,997	(5)%	34%
Free Cash Flow	16,185	9,467	8,423	71%	12%

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

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur expenses related to the unwinding of deferred consideration and employee bonuses until April 2024. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 for a description of the contingent and deferred considerations associated with our acquisitions.

Below is a reconciliation to adjusted net income attributable to equity holders and adjusted net income per share, diluted from net income for the year attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2023 vs 2022	Change 2022 vs 2021	Change 2023 vs 2022	Change 2022 vs 2021
	2023	2022	2021	%	%	%	%
	(in thousands USD, except for per share data, unaudited)			(unaudited)		(unaudited)
Net income for the period attributable to shareholders	18,260	2,390	12,453	664%	(81)	640%	(79)%
Fair value movement on contingent consideration (1)	6,939	10,852	—	(36)%	100%	(38)%	100%
Unwinding of deferred consideration (1)	735	325	—	126%	100%	119%	100%
Employees' bonuses related to acquisition	368	628	—	(41)%	100%	(43)%	100%
Adjusted net income for the period attributable to shareholders	26,302	14,195	12,453	85%	14%	79%	27%
Net income per share attributable to shareholders, basic	0.49	0.07	0.40	600%	(83)%	600%	(81)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.19	0.30	0.00	(37)%	100%	(39)%	100%
Effect of adjustments for unwinding on deferred consideration, basic	0.02	0.01	0.00	100%	100%	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.01	0.02	0.00	(50)%	100%	(50)%	100%
Adjusted net income per share attributable to shareholders, basic	0.71	0.40	0.40	78%	—%	73%	11%
Net income per share attributable to ordinary shareholders, diluted	0.47	0.06	0.37	683%	(84)%	683%	(82)%
Adjusted net income per share attributable to shareholders, diluted	0.68	0.37	0.37	84%	—%	79%	12%

1.There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.

The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Year ended December 31,
	2023	2022	2021
Weighted-average number of ordinary shares, basic	37,083,262	35,828,204	30,886,559
Weighted-average number of ordinary shares, diluted	38,542,166	38,212,108	33,746,536

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
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
Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the year attributable to shareholders as presented in the Consolidated Statements of Comprehensive (loss) and income for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2023 vs 2022	Change 2022 vs 2021	Change 2023 vs 2022	Change 2022 vs 2021
	2023	2022	2021	%	%	%	%
	(in thousands, USD, unaudited)			(unaudited)		(unaudited)
Net income for the period attributable to shareholders	18,260	2,390	12,453	664%	(81)%	640%	(79)%
Add back (deduct):
Interest expenses on borrowings and lease liability	165	646	668	(74)%	(3)%	(75)%	8%
Income tax charge	1,881	510	(289)	269%	(276)%	257%	(297)%
Depreciation expense	246	190	176	29%	8%	26%	21%
Amortization expense	1,842	6,769	2,225	(73)%	204%	(74)%	240%
EBITDA	22,394	10,505	15,233	113%	(31)%	106%	(23)%
Share-based payment and related expense	3,787	3,214	1,995	18%	61%	14%	80%
Fair value movement on contingent consideration	6,939	10,852	—	(36)%	100%	(38)%	100%
Unwinding of deferred consideration	735	325	—	126%	100%	119%	100%
Foreign currency translation losses (gains), net	923	(2,097)	(1,540)	(144)%	36%	(143)%	52%
Interest income	(259)	—	—	100%	—%	100%	—%
Other finance results	73	103	100	(29)%	3%	(31)%	16%
Secondary offering related costs	733	—	—	100%	—%	100%	—%
Acquisition related costs (1)	821	539	520	52%	4%	47%	16%
Employees' bonuses related to acquisition	368	628	—	(41)%	100%	(43)%	100%
Accounting and legal fees related to offering	—	—	963	—%	(100)%	—%	(100)%
Employee bonuses related to the public offerings	201	—	1,085	100%	(100)%	100%	(100)%
Adjusted EBITDA	36,715	24,069	18,356	53%	31%	48%	47%
(1)The acquisition costs are related to completed and prospective business combinations of the Group.

Adjusted EBITDA increased 53% to $36.7 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily driven by growth in revenue partly offset by increased cost of sales, sales and marketing, technology, and general and administrative expenses. In constant currency Adjusted EBITDA increased by $11.9 million, or 48%.

Below is the Adjusted EBITDA Margin calculation for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2023 vs 2022	Change 2022 vs 2021	Change 2023 vs 2022	Change 2022 vs 2021
	2023	2022	2021	%	%	%	%
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)			(unaudited)		(unaudited)
Revenue	108,652	76,507	42,323	42%	81%	38%	102%
Adjusted EBITDA	36,715	24,069	18,356	53%	31%	48%	47%
Adjusted EBITDA Margin	34%	31%	43%

Adjusted EBITDA margin increased from 31% to 34% for the year ended December 31, 2022 compared to the year ended December 31, 2023 primarily driven by the growth in revenue exceeding the growth in operating expenses, partly offset by growth in cost of sales from new media partnerships.

Adjusted EBITDA margin decreased to 31% from 43% for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily driven by the addition of lower margin non-performance marketing revenue through the acquisition of Roto Sports and new media partnerships, and the increase in sales and marketing, technology, and general and administrative expenses.

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for payments related to contingent and deferred consideration included within operating cash flow less capital expenditures.
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

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the year specified:

	Year ended December 31,			Change 2023 vs 2022	Change 2022 vs 2021
	2023	2022	2021	%	%
	(in thousands, USD, unaudited)			(unaudited)
Cash flows generated by operating activities	17,910	18,755	13,997	(5)%	34%
Adjustment for items presented in operating activities:
Payment of contingent consideration	4,621	—	—	100%	—%
Payment of deferred consideration	2,897	—	—	100%	—%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(9,243)	(9,288)	(5,574)	—%	67%
Free Cash Flow	16,185	9,467	8,423	71%	12%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.

Free cash flow increased 71% to $16.2 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by increased operating cash flows adjusted for payments of contingent and deferred consideration presented within operating cash flows.

Free cash flow for the year ended December 31, 2022 compared to the year ended December 31, 2021 increased 12% to $9.5 million primarily driven by increased operating cash flows, partially offset by increased capital expenditures including the acquisition of domain names.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income (loss) from EUR to USD by translating financial data for the year ended December 31, 2022 using the same foreign currency exchange rates that we used to translate financial data for the year ended December 31, 2023.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations – Year ended December 31, 2023 with year ended December 31, 2022” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 2—Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the Consolidated Financial Statements included elsewhere in this annual report. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

Key Performance Indicator
Our Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define an NDC as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.
While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within this annual report for further risks associated with our business which could affect this KPI.

	Year Ended December 31,			Change 2023 vs 2022	Change 2022 vs 2021
	2023	2022	2021	%	%
	(in thousands, unaudited)			(unaudited)
New Depositing Customers	425	273	117	56%	133%
The increase in NDCs for the year ended December 31, 2023 compared to December 31, 2022, demonstrates the growth in the business, related to both organic growth across casino and sports products. As such, we believe this is a meaningful metric in evaluating our operating performance.

B.    LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from our initial public offering, operations and borrowings. As of December 31, 2023 and 2022, our cash deposited in banks was $25.4 million and $29.7 million, respectively, primarily in accounts with banks in the US, Ireland and UK. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and the continued development of our platform.
In December 2020, we and an investor entered into a $6.0 million two-year term loan carrying interest at 8%. The term loan was secured by a pledge of shares in our subsidiaries and was repaid in full as of December 31, 2022.
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

Wells Fargo Credit Agreement
On March 19, 2024, our wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a three-year $25.0 million term loan (the “Term Loan”) and a $25.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10 million in the aggregate. The Wells Fargo Credit Facility mature on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are expected to be used for to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Credit Agreement.

The foregoing description of the Wells Fargo Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Wells Fargo Credit Agreement, which is filed as Exhibit 4.8 to this annual report.
Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital increased to $14.6 million as of December 31, 2023 compared to $10.3 million as of December 31, 2022, primarily due to the increase in cash flows generated by operating activities and an increase in trade receivables, partially offset by an increase in deferred consideration liabilities from our 2022 acquisitions (see Note 5 to the consolidated financial statements included in this Form 20-F). Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for at least 12 months from the date of this annual report.
Cash Flow Analysis
The following table summarizes our cash flows for the year indicated:

	Year ended December 31,
	2023	2022	2021
	(in thousands, USD)
Cash flows generated by operating activities	17,910	18,755	13,997
Cash flows used in investing activities	(19,474)	(32,699)	(5,574)
Cash flows used in financing activities	(3,143)	(7,310)	34,988
Net movement in cash and cash equivalents	(4,707)	(21,254)	43,411
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities decreased by $0.8 million, or 5%, to $17.9 million for the year ended December 31, 2023 from $18.8 million for the year ended December 31, 2022. The fluctuations in net cash generated by operating activities is the result of an increase in income before tax of $17.2 million which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) $6.9 million increase related to fair value movement in contingent consideration, (ii) net finance costs increased by $2.7 million due to currency translation losses and deferred consideration unwinding costs, (iii) share option charges increased by $0.4 million, (iv) charges in credit loss allowance provision increased $0.1 million, (v) depreciation and amortization charges decreased by $4.9 million, (vi) a $2.4 million increase in taxes paid, (vii) a contingent consideration payment of $4.6 million, (viii) a deferred consideration payment of $2.9 million, and (ix) working capital changes decreased by $3.4 million reflecting increased trade and other receivables balances, and increased trade and other payable balances for 2023 compared to 2022. The increase in trade and other receivables is the result of increased receivable from operators as of December 31, 2023 compared to December 31, 2022 driven by strong growth in revenue. Additionally, during the year ended December 31, 2022, the Group repurchased warrant at fair value of $0.8 million and nil during the year ended December 31, 2023.

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
Cash Flows Used in Investing Activities
Cash flows used in investing activities decreased by $13.2 million to a $19.5 million net outflow during the year ended December 31, 2023 from a $32.7 million net outflow during the year ended December 31, 2022. During the year ended December 31, 2022, the initial payments were made for the acquisitions of Roto Sports and BonusFinder of an aggregate of $23.4 million (net of cash acquired), compared to subsequent payments of deferred consideration of $4.9 million and contingent consideration of $5.6 million for the year ended December 31, 2023. Additionally, the purchase of intangible assets, including domain names, and capitalized software development costs, decreased $0.2 million year-over-year.
During the year ended December 31, 2023 interest received from short term deposits placed with banks amounted to $0.3 million.

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

Cash Flows (Used in) Generated by Financing Activities
Cash flows used in financing activities of $3.1 million in 2023 was the result of proceeds received from exercise of share options of $0.1 million, interest payments attributable to deferred consideration of $0.1 million, repurchase of common shares of $2.6 million and rent payments for long-term leases of $0.6 million. Long-term lease payments are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.4 million and interest paid of $0.2 million.
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

Cash flows generated by financing activities of $35.0 million in 2021 was the result of the initial public offering of ordinary shares, net of equity issuance costs, of $35.9 million and scheduled interest payments of $0.5 million. Rent payments for long-term leases of $0.4 million are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.2 million and interest paid of $0.2 million.

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
Intellectual Property
We consider our trademarks and domain names critical to our success. We currently hold rights to the Gambling.com, Casinos.com, Bookies.com and RotoWire.com domain names and a portfolio of other domain names suitable for targeting multiple jurisdictions, including most U.S. states. We also have certain registered trademarks that are important to our brand, such as the combined mark, Gambling.com. We primarily rely on a combination of trademark, copyright, and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights.
As of December 31, 2023, we owned 13 trademarks and over 1,100 domains.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers, and directors as of the date of this annual report:

NAME	AGE	POSITION
Executive officers
Charles Gillespie	40	Chief Executive Officer, Co-Founder and Director
Kevin McCrystle	40	Chief Operating Officer and Co-Founder
Elias Mark	43	Chief Financial Officer
Ellen Monaghan	39	Senior Vice President, People
Directors
Mark Blandford	66	Chairman of the Board of Directors
Susan Ball	62	Director (1)(2)(3)
Fredrik Burvall	51	Director (1)(3)
Gregg Michaelson	58	Director (2)
Pär Sundberg	51	Director (2)(3)
Michael Quartieri	54	Director(1)
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
Ellen Monaghan is our Senior Vice President, People, a position she has held since September 2023. Ms. Monaghan has served in several positions since she joined the Company in December 2015, including Vice President, People from December 2020 to September 2023, Director of People Operations from December 2018 to December 2020, People Operations Manager from December 2017 to December 2018 and HR Business Partner from December 2015 to December 2017. Ms. Monaghan was recognized by iGaming Business as one of the industry’s women to watch. Prior to joining the Company, Ms. Monaghan served as Manager—Office and Facilities Management of Openet from July 2012 to December 2015, and previously as Personal Assistant to CTO from March 2010 to August 2012. Ms. Monaghan also previously served as ICT Recruitment Consultant at RECRUITERS from April 2008 to March 2010. From April 2007 to April 2008, Ms.

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
Directors
Mark Blandford has served as a director since October 2008 and the Chairman of the board of directors since February 2018. Mr. Blandford founded Sportingbet Plc which was one of the first online gambling companies to accept a card payment over the Internet and at one point in time the world’s largest bookmaker. Mr. Blandford led the company through a landmark initial public offering on the London Stock Exchange in 2001 to become the first publicly traded online gambling company, later winning him the award for AIM Entrepreneur of the Year in 2002. Sportingbet Plc was later recognized with the AIM Transaction of the Year award in 2005. Mr. Blandford also currently serves as Chairman of the board of directors at Double Diamond Limited and Condor Properties, and as a non-executive director of Gaming Realms PLC. Mr. Blandford is also a Partner at Burlywood Capital, a venture capital and private equity firm, where he has served in that role since 2012. Previously, Mr. Blandford served as a member of the board of directors at Mfuse LTD and Intela. Mr. Blandford holds a Higher National Diploma in Business Studies from Wolverhampton University.
Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as an advisor to FSB Technology Group, a B2B omnichannel sports betting provider, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sports betting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.

Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at M.O.B.A Network AB (Publ) and Cherry With Friends, and as a board member at Movs Technology Group, Znipe Esport AB and Beyond Frames Entertainment (Plc). Mr. Burvall is also the Chief Executive Officer/Owner at The Networked Nation—tNN AB, where he has served in that role since May 2017. Mr. Burvall also previously served as Chairman of the Board of Speqta AB (Plc) and a board member of Aspire Global (Plc) and Enteractive Ltd. Mr. Buvall also served in several roles at Cherry AB, including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Final Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University.
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

B.     COMPENSATION
The aggregate compensation incurred, including share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers, with respect to the year ended December 31, 2023 and 2022 was $6.3 million and $5.7 million, respectively.
For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.
Equity Incentive Plans
We have historically granted options (incentive stock options and non-qualified stock options) and warrants to incentivize employees and other service providers under our equity incentive plans. As of December 31, 2023, there were options to purchase 1,746,094 ordinary shares and warrants to purchase 50,000 ordinary shares currently outstanding under our Amended and Restated 2020 Stock Incentive Plan, or the Amended and Restated 2020 Plan, described below. The outstanding options under the Amended and Restated 2020 Plan have a weighted average exercise price of $8.18 per ordinary share and typically vest over four years as follows: 25% of the options vest on the first anniversary of the grant date, with 1/48th of the total number of options vesting monthly thereafter, in each case, subject to the grantee’s continued employment or service with us on each vesting date. The options expire between November 2027 and January 2032. The outstanding warrants under the Amended and Restated 2020 Plan have a weighted average exercise price of $3.52 per ordinary share and are exercisable four years from the grant date. We have also granted 10-year performance awards to our Co-Founders totaling 4,056,770 options, subject to performance vesting, to purchase ordinary shares. As of December 31, 2023, the performance conditions were not achieved. See “Senior Executive Officer Performance Option Awards” below for additional information.
Amended and Restated 2020 Stock Incentive Plan and Its Supplements

Effective Date and Shares Reserved. The Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, became effective on the date on which it was adopted by our board of directors and will continue in effect until terminated or suspended by our board of directors. Generally, no awards shall be granted under the Amended and Restated 2020 Plan after July 6, 2031, and no Incentive Stock Options may be granted after September 24, 2030, but any awards granted prior to such dates may extend beyond such expiration dates. The Amended and Restated 2020 Plan provides for the grant of stock options, warrants, and other stock-based awards to our employees, officers, directors (including non-executive directors), and consultants and advisors. The maximum aggregate number of shares that may be granted initially under the Amended and Restated 2020 Plan was 1,500,000. The shares reserved for issuance under the Amended and

Restated 2020 Plan will be increased on the first day of each calendar year in an amount equal to 2% of the total number of shares outstanding on the last day of the immediately preceding calendar year, unless otherwise determined by the board prior to the increase. The maximum number of shares that may be granted to a non-employee director shall not exceed $500,000 in total value. If any award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part, such shares will again be available for the grant under the Amended and Restated 2020 Plan. In addition, shares tendered to us to exercise an award will be added to the number of shares of available for grant under the Amended and Restated 2020 Plan.
Plan Administration. Our board of directors or a committee established by our board of directors administers the Amended and Restated 2020 Plan, and the administrator has the authority to (i) select eligible grantees, (ii) determine the amount of the grant, terms, conditions, restrictions and limitations applicable to each award, (iii) construe, interpret, adopt, amend, and repeal administrative rules, guidelines, and practices relating to the Amended and Restated 2020 Plan, (iv) accelerate the vesting or distribution date (if applicable) of any award and (v) establish the sub-plans as it deems necessary or appropriate to conform to requirements or practices of jurisdictions outside of the United States.
Types and Terms and Conditions of Awards. The administrator may grant awards intended to qualify as an incentive stock option, non-qualified stock option, warrants, restricted stock units, or other stock-based awards permissible by applicable laws. The maximum number of shares that may be issued through the exercise of incentive stock options granted under the Amended and Restated 2020 Plan is 1,500,000 shares plus a 2% increase on the first day of each calendar year based on total number of shares outstanding on the last day of the immediately preceding calendar year. The Amended and Restated 2020 Plan requires that incentive stock options and warrants have an exercise price that is not less than 100% of the fair market value of a share underlying such options. With respect to incentive stock options the exercise price may be not less than 110% of the fair market value in case of a grantee who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares on the date of grant.
The exercise period of an option award will be determined by the administrator in the applicable option agreement, but in no event may the exercise period be more than ten years from the grant date, or seven years in case of grantees employed in Ireland. In addition, each option will be subject to vesting (in whole or in part) over a period of four years, upon the terms and conditions determined by the administer in the applicable option agreement. The exercise period of a warrant will be determined by the administer in the applicable option agreement, provided that the exercise period is no less than two years and no more than four years after the grant date.
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
Equity Type. The Performance Option Awards are performance-based nonqualified stock options. The Executive Optionees will receive compensation from the Performance Option Awards only to the extent that the Company achieves the applicable performance milestones. The Performance Option Awards were not made under the Amended and Restated 2020 Plan or any other equity incentive plan.
Exercise Price. The exercise price of the Performance Option Awards is the $8.00 per share, which was the initial public offering price of the Company’s ordinary shares on the Nasdaq Global Market.

Award Vesting / Milestones. Each of the 12 tranches of the Performance Option Awards vests upon certification by the board of directors that each of the Market Capitalization Milestone (as defined below) for such tranche has been met. There are 12 Market Capitalization Milestones, each one requiring an incremental increase in the Company’s market capitalization. The first Market Capitalization Milestone is $500 million and increases in $500 million increments thereafter (each, a “Market Capitalization Milestone”). To meet all 12 Market Capitalization Milestones, the Company will have to add approximately $6 billion to its current market capitalization. Except in a change in control situation, measurement of the Market Capitalization Milestones is based on both (i) a six-calendar month trailing average of the Company’s share price as well as (ii) a 30-calendar day trailing average of the Company’s share price, in each case based on trading days only, and therefore requires sustained market capitalization appreciation to be met.
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
Change in Control of the Company. If the Company experiences a change in control event, such as a merger with or acquisition by another company, vesting under the Performance Option Award will not automatically accelerate. In a change in control situation, the achievement of the milestones will be based solely on the Market Capitalization Milestones, with the measurement of the Company’s market capitalization determined by the product of the total number of outstanding ordinary shares of the Company immediately before the change in control multiplied by the greater of the last closing price of a share of the Company ordinary shares before the effective time of the change in control or the per share price (plus the per share value of any other consideration) received by the Company’s shareholder in the change in control. The treatment of the award upon a change in control is intended to align the Executive Optionee’s interests with the Company’s other shareholders with respect to evaluating potential takeover offers.
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
In accordance with our amended and restated memorandum and articles of association, our board of directors is divided into three classes, each consisting of an equal number of directors to the maximum extent possible and serving for a three-year term. Each of our directors retires from office at the annual meeting at which their class’s term expires, but is eligible for reappointment by ordinary resolution at such annual general meeting. In each case where a director is re-appointed, the director shall be entitled to serve until the annual general meeting of shareholders three years later. At the third annual general meeting of shareholders, where a director is re-appointed, they shall be entitled to serve until the third annual general meeting falling after the third annual general meeting. At each succeeding annual general meeting following the third annual general meeting, directors shall be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting. If a vacated office is not filled, the retiring director, if willing to act, shall be deemed to be re-elected, unless at the meeting a resolution is passed not to fill the vacancy or to elect another person in his or her place or unless the resolution to re-elect such director is put to the meeting and lost.
Our directors are divided among the three classes as follows:
▪the Class I directors are Susan Ball and Fredrik Burvall, and their terms will expire at the annual general meeting of shareholders to be held in 2025;
▪the Class II directors are Gregg Michaelson and Pär Sundberg, and their terms will expire at our annual meeting of shareholders to be held in 2026; and
▪the Class III directors are Mark Blandford, Charles Gillespie and Michael Quartieri, and their terms will expire at our annual meeting of shareholders to be held in 2024.
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
Compensation Committee
Our compensation committee currently consists of Susan Ball, Gregg Michaelson and Pär Sundberg. Pär Sundberg serves as the Chairperson of the compensation committee. All of the members of our compensation committee satisfy the independence requirements under the Nasdaq rules. The committee will recommend to the board of directors for determination the compensation of each of our executive officers and directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee.
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
Nominating and Governance Committee

Our nominating and governance committee currently consists of Susan Ball, Fredrik Burvall, and Pär Sundberg. Fredrik Burvall serves as the Chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:
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
D.    EMPLOYEES
Our goal is to attract and retain highly qualified and motivated personnel. We promote diversity and equality in the workplace. As of December 31, 2023, over 57 different nationalities were represented in our workforce. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.
Our employees in Finland are a party to the Collective Agreement of the IT Service Sector, dated March 3, 2023, a collective bargaining agreement entered into be certain technology industry employer and employee federations in Finland.
No employees outside of Finland are parties to any collective bargaining agreements or represented by labor unions.

As of December 31, 2023, 2022 and 2021, the Group had 489, 395 and 229 employees, respectively. The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year ended December 31,
	2023	2022	2021
Executive director	1	1	1
Non-executive directors	6	6	6
Sales and marketing employees	284	191	96
Technology employees	105	91	58
General and administrative employees	55	57	25
	451	346	186
The following table describes our average number of employees by geographic location:

	Year ended December 31,
	2023	2022	2021

Americas	182	136	49
Europe	269	210	137
	451	346	186
E.    SHARE OWNERSHIP
The total number of ordinary shares beneficially owned by our directors and executive officers as of March 15, 2024 was 16,802,479, which represents 45% of our total shares. See table in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2024 by (i) each person or entity known by us to beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.
Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 15, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Gambling.com Group Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX.
As of March 15, 2024, we had 13 holders of record of our ordinary shares, of which seven holders are in the United States. These shareholders held in the aggregate 76% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

NAME OF BENEFICIAL OWNER	NUMBER	%
5% Shareholders:
Edison Partners IX, LP(1)	2,885,121	7.8%
Executive officers and directors:
Mark Blandford(2)	9,465,372	25.6%
Charles Gillespie(3)	5,036,956	13.6%
Kevin McCrystle	1,285,927	3.5%
Elias Mark	1,084,025	2.9%
Ellen Monaghan	42,708	*
Susan Ball	93,292	*
Fredrik Burvall	87,309	*
Pär Sundberg	67,174	*
Michael Quartieri	24,700	*
All executive officers and directors as a group (9 persons):	17,187,463	46.0%
(1)Based on information reported on a Schedule 13G/A filed on February 14, 2024, consists of 2,842,285 ordinary shares held by Edison Partners IX, LP. Edison IX GP LLC is the general partner of Edison Partners IX, LP and controls voting, dispositive and investment power with respect to the ordinary shares held by Edison Partners IX, LP. Christopher Sugden, Ryan Ziegler, Thomas Vander Schaaff, Michael Kopelman and Lenard Marcus are the managing members of Edison IX GP LLC, and Mr. Sugden is also the managing partner of Edison IX GP LLC. Each of Mr. Sugden, Mr. Ziegler, Mr. Vander Schaaff, Mr. Kopelman and Mr. Marcus may be deemed to have voting and dispositive power over the ordinary shares held by Edison Partners IX, LP and disclaims any such beneficial ownership other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address for Edison Partners IX, LP is 281 Witherspoon Street, Princeton, NJ 08540. Additionally, Edison has 42,836 stock options currently exercisable or exercisable within 60 days of March 15, 2024.
(2)Based on information reported on a schedule 13G/A filed on February 12, 2024, consists of (i) 1,422,536 ordinary shares held of record by Mr. Blandford and (ii) 8,000,000 ordinary shares held by Boatside Investments. Mr. Blandford controls voting, dispositive and investment power with respect to the ordinary shares held by Boatside Investments and therefore may be deemed to beneficially own the ordinary shares held by Boatside Investments. Additionally, Mr. Blandford has 42,836 stock options currently exercisable or exercisable within 60 days of March 15, 2024.
(3)Based on information reported on a schedule 13G/A filed on February 12, 2024, consists of (i) 150,000 ordinary shares held of record by Mr. Gillespie and (ii) 4,886,956 ordinary shares held by Praetorium Limited. Mr. Gillespie controls voting, dispositive and investment power with respect to the ordinary shares held by Praetorium Limited and therefore may be deemed to beneficially own the ordinary shares held by Praetorium Limited.

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
Agreements with Directors and Officers

Executive engagement agreements. We are party to amended and restated executive engagement agreements with Messrs. Gillespie and McCrystle, and an executive engagement agreement with Mr. Mark (collectively, the “executive engagement agreements”). The executive engagement agreements continue until terminated in accordance with their terms, subject to the payment of severance by the Company upon termination of engagement in certain circumstances. The executive engagement agreements also include customary restrictive covenants, including non-competition and non-solicitation covenants, in relation to our business and employees.
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
ITEM 8. FINANCIAL INFORMATION
A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please see “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.
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
Enforceability of Civil Liabilities
U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of Jersey. Many of our directors and officers reside outside of the United States. Substantially all the assets of both us and our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.

We have appointed GDC America, Inc., as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of the laws of any state of the United States.
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
Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.=
C.    MATERIAL CONTRACTS
Roto Sports Stock Purchase Agreement

On December 13, 2021, we and GDC America, Inc. (“GDC America”) entered into a Stock Purchase Agreement (the “Roto Sports Purchase Agreement”), by and among Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, and Christopher Liss (each, a “Seller” and, collectively, the “Sellers”). The Sellers were the sole shareholders of Roto Sports, a California corporation, owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice. The Transaction closed in January 2022.

Pursuant to the Roto Sports Purchase Agreement, GDC America acquired from the Sellers all of the issued and outstanding shares of capital stock of Roto Sports (the "Transaction"). The total consideration for the Transaction was $26.6 million (subject to adjustments for (i) the working capital, cash, and indebtedness of Roto Sports at closing), and (ii) any transaction expenses of Roto Sports or the Sellers (to the extent unpaid at closing) payable in three tranches of cash and, at the Company's election, unregistered ordinary shares of the

Company ("Parent Shares"). The aggregate cash portion of the purchase price was paid with cash on hand. The remaining portions of the purchase price was paid on the first and second anniversaries of the closing of the Transaction.
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
NDCH Share Purchase Agreement
On January 31, 2022, we entered into a share purchase agreement (the "NDCH Purchase Agreement") by and among our wholly owned subsidiary GDC Malta Limited (“GDC Malta”), the shareholders of NDC Holding Limited (“NDCH”), a private company limited by shares incorporated under the laws of the British Virgin Islands and publisher of BonusFinder.com, a performance marketing business focused on the online gambling industry in North America, and Finder Media B.V., pursuant to which we acquired NDCH through GDC Malta.
Under the terms of the NDCH Purchase Agreement, we paid NDC Media shareholders an aggregate purchase price of EUR 12.5 million ($13.9 million), of which EUR 10 million ($11.1 million) was paid in cash (subject to adjustments for cash, working capital, and indebtedness, among other factors), with cash on hand and EUR 2.5 million ($2.8 million) in newly issued, unregistered ordinary shares. NDC Media shareholders may benefit from an additional payment of up to a maximum of EUR 19.0 million ($21.9 million) to be paid in 2023 based on their financial performance during 2022, and a further potential payment of up to EUR 28.5 million ($32.8 million) to be paid in 2024 based on their financial performance during 2023, subject to such shareholder not being a "bad actor" (as such term is defined in the NDCH Purchase Agreement) at the point in time when such a payment is due. We have the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares. A conversion rate of 1.1138 EUR to USD (the Central Bank reference rate on January 28, 2022) was used.

In April 2023, the Company settled contingent consideration totaling an aggregate of $20,090 of which $10,178 was paid in cash and $9,912 was paid in ordinary shares of the Group.

On June 30, 2023, the Company entered into an agreement with the former shareholders of NDCH which modified terms of the original share purchase agreement relating to the remaining earnout payment. The agreement terminated the earn-out period early, effective as of June 30, 2023. The agreement provided that fixed consideration of EUR18,000 will be paid in two installments, (i) EUR5,000 was paid on July 7, 2023 (see Note 5 to the consolidated financial statements), and (ii) EUR13,000 is payable on April 30, 2024. The Company has the option, but not the obligation, to pay up to 50% of the EUR13,000 payment described in clause (ii) in unregistered ordinary shares.

The foregoing description of the NDCH Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 4.6 to this annual report. The foregoing description of the NDCH Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the NDCH Purchase Agreement.

Wells Fargo Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a three-year $25.0 million term loan (the “Term Loan”) and a $25.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10 million in the aggregate. The Wells Fargo Credit Facility mature on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are expected to be used for to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Credit Agreement.

The foregoing description of the Wells Fargo Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Wells Fargo Credit Agreement, which is filed as Exhibit 4.8 to this annual report.

Freebets.com Asset Purchase Agreement

On March 21, 2024, our wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, entered into an Asset Purchase Agreement (the “Freebets.com Asset Purchase Agreement”) with XLMedia PLC and XL Media Publishing Limited, as sellers, to acquire Freebets.com and related assets (the “Freebets.com Assets”). Closing of the acquisition of the Freebets.com Assets is expected to occur at the beginning of April 2024, subject to customary closing conditions.

We will acquire these assets for a total consideration of between $37.5 million and $42.5 million, consisting of $20.0 million to be paid at closing, $10 million to be paid on the date of the six-month anniversary of closing, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, subject to revenue performance of the Freebets.com Assets during the remainder of 2024.

If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount in excess of $7.5 million is required to be paid to the sellers on the one-year anniversary date. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date between $0 and $5.0 million on a linear scale based on such additional revenue generated.
The Freebets.com Asset Purchase Agreement contains customary representations and warranties and covenants by each party. Both parties are obligated, subject to certain limitations, to indemnify the other under the Freebets.com Asset Purchase Agreement for certain customary and other specified matters, including breaches of representations and warranties, breaches of covenants and for certain liabilities and third-party claims.

The foregoing description of the Freebets.com Asset Purchase Agreement is qualified in its entirety by reference to the full text of the Freebets.com Asset Purchase Agreement, which is filed as Exhibit 4.9 to this annual report.

D.    EXCHANGE CONTROLS
There is no law, governmental decree or regulation in Jersey that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of the Company’s Ordinary Shares, other than withholding tax requirements.

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
Distributions
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be included in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. However, because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect that the entire amount of any distribution generally will be reportable as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including the absence of certain risk reduction transactions. In addition, some corporate U.S. Holders may be entitled to a dividends received deduction. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.
Subject to certain conditions and limitations, any non-U.S. taxes withheld on dividends, if any, will be treated as foreign income tax eligible for deduction from your taxable income or credited against your U.S. federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “U.S.-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a U.S.-owned foreign corporation if 50% or more of the total value or total voting power of our shares are owned, directly, indirectly or constructively by U.S. persons. In general, U.S.-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Accordingly, for periods in which we are a U.S.-owned foreign corporation, if 10% or more of our earnings and profits are attributable to sources within the United States, then a portion of the dividends paid on our ordinary shares allocated to our U.S. source earnings and profits will be treated as U.S. source, and, as such, the ability of a U.S. Holder to claim a foreign tax credit for any non-U.S. withholding taxes payable in respect of our dividends may be limited. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.
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
As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from reporting under short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information, including unaudited quarterly financial information, to the SEC on Form 6-K.

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
Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.
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
The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure as at December 31, 2023 and 2022 are shown in Note 3 to our consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see increased inflation and interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the 2023 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the years ended December 31, 2023, 2022, and 2021. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10%

weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase (Decrease) in Net Income Before Tax:	USD	GBP
December 31, 2023	1,410	171
December 31, 2022	479	706
December 31, 2021	2,742	1,194
Interest Rate Risk
We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). The board of directors currently believes that interest rate risk is at an acceptable level.
The term loan, which we repaid in full in December 2022, had a fixed interest rate of 8.0%.
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
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of December 31, 2023 (in thousands, USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Trade and other payables	7,373	—	—	7,373
Deferred consideration	19,229	—	—	19,229
Lease liability	533	522	1,018	2,073
	27,135	522	1,018	28,675
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Initial Public Offering
In July 2021, we sold 5,250,000 ordinary shares, excluding the underwriter’s option to purchase additional shares, in our initial public offering at a public offering price of $8.00 per share. The net proceeds to us from the offering, before expenses, and after deducting underwriting discounts and commissions, were $42.0 million. The offering commenced on July 23, 2021 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement on Form F-1 (File No. 333-257403) for our initial public offering of ordinary shares was July 22, 2021. Jefferies LLC, Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc. acted as joint book-running managers of the offering and as representatives of the several underwriters named in the underwriting agreement.
$6.1 million of the net proceeds from our initial public offering were used to pay transaction related expenses. The balance was held in cash and cash equivalents and was intended to obtain additional working capital, to create a public market for our ordinary shares, and to facilitate our future access to the public equity markets. We utilized the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures and potential strategic investments and acquisitions. Employees’ bonuses of $1.0 million related to our initial public offering were paid out to employees, including executive officers, from the net proceeds of our initial public offering. Aside from these bonuses, there were no other payments made from the net proceeds of our initial public offering, directly or indirectly, to any director, officer, or persons owning ten percent or more of our ordinary shares, or to any of our related parties.
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
Based on such evaluation, as a result of the material weakness in internal control over financial reporting that is described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2023.
Management has determined that the Company has the following material weakness in its internal control over financial reporting:

Control Activities – Management did not have adequate effective controls over elements of its internal control environment, as follows:

a.Ineffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement close process..

We have begun the process of, and we are focused on, designing and implementing effective internal controls to remediate this material weakness. Our remediation efforts include the following:
a.Continuing to enhance and formalize our accounting and business operations policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
b.Continuing to enhance the revenue reporting processes through our ERP system and leveraging opportunities to further automate revenue data processing.
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

D. Changes in Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm previously identified material weaknesses in our internal control environment over financial reporting as of December 31, 2022 relating to (i) Ineffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement close process and (ii) Ineffective design and implementation of controls over Period end Financial Reporting, including controls related to journal entries – lack of effectively designed and implemented controls to detect potential misstatements in period end financial statements and disclosures.
During 2023, as part of our commitment to implement remediation plans we put in place the following new systems, resources, processes and controls:
a.Continuing to enhance and formalize our accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
b.Increasing the resources assigned to Revenue processes and controls including the appointment of a director to lead a new core work stream focused on Revenue.
c.Enhancing the revenue reporting processes through our ERP system and leveraging opportunities to further automate revenue data processing.

d.Developing monitoring controls, approval workflows, and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any. Adding experiences resources to lead accounting and reporting process.
While Management has been actively engaged in designing and implementing new controls to remediate the material weaknesses identified in the prior year, there continues to be a material weakness as described above in internal controls over financial reporting as of December 31, 2023.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
BDO LLP has served as our independent registered public accounting firm for years ended December 31, 2023 and 2022. Our accountant’s fees for professional services are as follows:

	Year ended December 31,
	2023	2022
	(in thousands, USD)
Audit fees	1,311	1,109
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	1,311	1,109
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
Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2023 and 2022 were pre-approved by our audit committee.
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

Below are the purchases during the three month ended December 31, 2023:

Period	Number of Shares	Average Purchase Price Paid	Number of Shares Purchases Under a Publicly Announced Plan or Program	Maximum Amount That May Be Purchased Under the Announced Plan or Program (in thousands)
December 2023	205,727	9.70	322,118	$6,900
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
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
We intend to take all actions necessary for us to maintain compliance as a FPI under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC, and Nasdaq listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not applicable.

ITEM 16K. CYBERSECURITY

We face significant and persistent cybersecurity risks due to: the breadth of geographies, networks, and systems we must defend against cybersecurity attacks; the complexity, technical sophistication, value, and widespread use of our systems, products and processes; the attractiveness of our systems, products and processes to threat actors (including state-sponsored organizations) seeking to inflict harm on us or our customers; and the substantial level of harm that could occur to us and our customers were we to suffer impacts of a material cybersecurity incident; and our use of third-party products, services and components. We are committed to maintaining robust governance and oversight of these risks and to implementing mechanisms, controls, technologies, and processes designed to help us assess, identify, and manage these risks. While we have not, as of the date of this annual report, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations, there can be no guarantee that we will not experience such an incident in the future. Such incidents, whether or not successful, could result in our incurring significant costs related to, for example, rebuilding our internal systems, implementing additional threat protection measures, providing modifications or replacements to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain a business relationship with us, or taking other remedial steps with respect to third parties, as well as incurring significant reputational harm. In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. We have seen an increase in cyberattack volume, frequency, and sophistication. We seek to detect and investigate unauthorized attempts and attacks against our network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to our internal processes and tools and changes or updates to our products and services; however, we remain potentially vulnerable to known or unknown threats. In some instances, we, our suppliers, our customers, and the users of our products and services can be unaware of a threat or incident or its magnitude and effects. Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm. See "Risk Factors" for more information on our cybersecurity risks and product vulnerability risks.

We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity program is designed to be aligned with applicable industry standards and is assessed annually by independent third-party auditors. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents. These include, among other things: annual and ongoing security awareness training for employees; mechanisms to detect and monitor unusual network activity; and containment and incident response tools. We actively engage with industry groups for benchmarking and awareness of best practices. We monitor issues that are internally discovered or externally reported that may affect our products, and have processes to assess those issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers.

Our board of directors has ultimate oversight of cybersecurity risk. The board of directors is assisted by the Audit Committee, which regularly reviews our cybersecurity program with management and reports to the board of directors. Cybersecurity reviews by the Audit Committee or the board of directors generally occur at least annually, or more frequently as determined to be necessary or advisable.

During 2023, we completed two certifications: Cyber Security Essentials and Cyber Security Essentials Plus. Additionally, the Company began the ISO 27001:2022 security process which was completed during March 2024.

Our cybersecurity program is run by our Director, IT Infrastructure & Security (“DIS”), who reports to our Vice President Technology (“VPT”). Our DIS is informed about and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting, supported by leading industry professionals who provide independent advise on industry best practice, and through the use of technological tools and software and results from third party audits. Our DIS and VPT have extensive experience assessing and managing cybersecurity programs and cybersecurity risk. Our DIS has served in that position since 2023. Our VPT joined Gambling.com in 2015. In addition, we have an escalation process in place to inform senior management and the board of directors of material issues.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our audited consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description

1.1
Memorandum and Articles of Association of the Registration (in effect prior to July 27, 2021) (incorporated by reference to Exhibit 3.1 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2021)

1.2
Amended and Restated Memorandum and Articles of Association of the Registrant (in effect as of July 27, 2021) (incorporated by reference to Exhibit 1.2 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

4.1+
Amended and Restated 2020 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2023)

4.2
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2021)

4.3+
Form of Executive Engagement Agreement (incorporated by reference to Exhibit 10.3 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021)

4.4+
Form of Performance Stock Option Award Agreement between the Registrant and each of Charles Gillespie and Kevin McCrystle (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021)

4.5≠§
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

4.7*	Agreement dated June 30, 2023 among Gambling.com Group Limited, GDC Malta Limited, and all of the shareholders of NDC Holding Limited
4.8*≠
Credit Agreement dated as of March 19, 2024 among GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, and Wells Fargo Bank, National Association, as lender

4.9*≠	Asset Purchase Agreement dated March 21, 2024 between XL Media PLC and XL Media Publishing, as sellers, and GDC Media Limited and GDC UKGB Limited, as purchasers

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO LLP, independent registered public accounting firm
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

Company Name

Date: March 21, 2024	By:	/s/ Charles Gillespie
	Name:	Charles Gillespie
	Title:	Chief Executive Officer (Principal Executive Officer)

GAMBLING.COM GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Gambling.com Group Limited
St Helier, Channel Island of Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gambling.com Group Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
London, United Kingdom
March 21, 2024

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(USD in thousands, except per share amounts)

		Years ended December 31,
	NOTE	2023	2022	2021
Revenue	18	108,652	76,507	42,323
Cost of sales		(9,112)	(2,959)	—
Gross profit		99,540	73,548	42,323
Sales and marketing expenses	19	(35,331)	(33,740)	(14,067)
Technology expenses	19	(10,287)	(6,764)	(3,947)
General and administrative expenses	19	(24,291)	(19,519)	(13,014)
Movements in credit losses allowance and write-offs	3	(914)	(796)	97
Fair value movement on contingent consideration	5	(6,939)	(10,852)	—
Operating profit		21,778	1,877	11,392
Finance income	20	634	2,322	2,581
Finance expenses	20	(2,271)	(1,299)	(1,809)
Income before tax		20,141	2,900	12,164
Income tax (charge) credit	22	(1,881)	(510)	289
Net income for the year attributable to the shareholders		18,260	2,390	12,453
Other comprehensive income (loss)
Exchange differences on translating foreign currencies		2,868	(4,793)	(4,812)
Total comprehensive income (loss) for the year attributable to the shareholders		21,128	(2,403)	7,641
Net income per share attributable to shareholders, basic	21	0.49	0.07	0.40
Net income per share attributable to shareholders, diluted	21	0.47	0.06	0.37
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Financial Position
(USD in thousands)

		December 31,
	NOTE	2023	2022
ASSETS
Non-current assets
Property and equipment	6	908	714
Right-of-use assets	7	1,460	1,818
Intangible assets	8	98,000	88,521
Deferred compensation cost		—	29
Deferred tax asset	17	7,134	5,832
Total non-current assets		107,502	96,914
Current assets
Trade and other receivables	9	21,938	12,222
Inventories		—	75
Cash and cash equivalents	10	25,429	29,664
Total current assets		47,367	41,961
Total assets		154,869	138,875
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	74,166	63,723
Treasury shares	11	(3,107)	(348)
Share options and warrants reserve	13	7,414	4,411
Foreign exchange translation deficit		(4,207)	(7,075)
Retained earnings		44,658	26,398
Total equity		118,924	87,109
Non-current liabilities
Other payables	16	—	290
Deferred consideration	5	—	4,774
Contingent consideration	5	—	11,297
Lease liability	7	1,190	1,518
Deferred tax liability	17	2,008	2,179
Total non-current liabilities		3,198	20,058
Current liabilities
Trade and other payables	16	10,793	6,342
Deferred income	18	2,207	1,692
Deferred consideration	5	18,811	2,800
Contingent consideration	5	—	19,378
Other liability	5	308	226
Lease liability	7	533	554
Income tax payable	22	95	716
Total current liabilities		32,747	31,708
Total liabilities		35,945	51,766
Total equity and liabilities		154,869	138,875
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Changes In Equity
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE OPTIONS AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	26,398	87,109
Issue of ordinary shares, net of issuance costs	11,12	—	10,216	—	—	—	—	10,216
Treasury shares acquired	11	—	—	(2,759)	—	—	—	(2,759)
Share-based payment expense	13,14	—	—	—	3,124	—	—	3,124
Exercise of options	12,13	—	201	—	(95)	—	—	106
Share options expired	12,13	—	26	—	(26)	—	—	—
		—	10,443	(2,759)	3,003	—	—	10,687
Comprehensive income
Net income		—	—	—	—	—	18,260	18,260
Exchange differences on translating foreign currencies		—	—	—	—	2,868	—	2,868
Total comprehensive income		—	—	—	—	2,868	18,260	21,128
Balance at December 31, 2023		—	74,166	(3,107)	7,414	(4,207)	44,658	118,924

Balance at January 1, 2022		—	55,953	—	2,442	(2,282)	23,796	79,909
Issue of ordinary shares, net of issuance costs	11,12	—	7,619	—	—	—	—	7,619
Treasury shares acquired	11	—	—	(348)	—	—	—	(348)
Share-based payment expense	13,14	—	—	—	3,132	—	—	3,132
Exercise of options	12,13	—	151	—	(151)	—	—	—
Repurchase of warrants	14	—	—	—	(1,012)	—	212	(800)
		—	7,770	(348)	1,969	—	212	9,603
Comprehensive (loss)
Net income		—	—	—	—	—	2,390	2,390
Exchange differences on translating foreign currencies		—	—	—	—	(4,793)	—	(4,793)
Total comprehensive (loss)		—	—	—	—	(4,793)	2,390	(2,403)
Balance at December 31, 2022		—	63,723	(348)	4,411	(7,075)	26,398	87,109

Balance at January 1, 2021		64	19,979	—	296	2,530	11,343	34,212
Issue of ordinary shares , net of issuance costs	11,12	—	35,910	—	—	—	—	35,910
Transfer between reserves upon IPO	11,12	(64)	64	—	—	—	—	—
Share-based payment expense	13,14	—	—	—	2,146	—	—	2,146
		(64)	35,974	—	2,146	—	—	38,056
Comprehensive income
Net income		—	—	—	—	—	12,453	12,453
Exchange differences on translating foreign currencies		—	—	—	—	(4,812)	—	(4,812)
Total comprehensive income		—	—	—	—	(4,812)	12,453	7,641
Balance at December 31, 2021		—	55,953	—	2,442	(2,282)	23,796	79,909
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Cash Flows
(USD in thousands)

		Year ended December 31,
	NOTE	2023	2022	2021
Cash flow from operating activities
Income before tax		20,141	2,900	12,164
Finance cost / (income), net	20	1,637	(1,023)	(772)
Adjustments for non-cash items:
Depreciation and amortization	19	2,088	6,959	2,401
Movements in credit loss allowance	3	914	796	(97)
Fair value movement on contingent consideration	5	6,939	10,852	—
Share-based payment expense	14	3,607	3,214	1,995
Warrants repurchased	14	—	(800)	—
Income tax paid		(3,826)	(1,444)	(2,092)
Payment of contingent consideration	5	(4,621)	—	—
Payment of deferred consideration	5	(2,897)	—	—
Other		—	—	70
Cash flows from operating activities before changes in working capital		23,982	21,454	13,669
Changes in working capital
Trade and other receivables		(10,387)	(5,838)	(549)
Trade and other payables		4,240	3,214	877
Inventories		75	(75)	—
Cash flows generated by operating activities		17,910	18,755	13,997
Cash flows from investing activities
Acquisition of property and equipment	6	(451)	(330)	(305)
Acquisition of intangible assets	8	(8,792)	(8,958)	(5,269)
Payment of deferred consideration	5	(4,933)	—	—
Payment of contingent consideration	5	(5,557)	—	—
Acquisition of subsidiaries, net of cash acquired	5	—	(23,411)	—
Interest received from bank deposits	20	259	—	—
Cash flows used in investing activities		(19,474)	(32,699)	(5,574)
Cash flows from financing activities
Exercise of share options	12, 13	106	—	—
Issue of ordinary shares	12	—	—	39,060
Equity issue costs	12	—	—	(3,150)
Interest payment attributable to deferred consideration settled	5	(110)	—	—
Treasury shares acquired	11	(2,572)	(348)	—
Repayment of borrowings	15	—	(6,000)	—
Interest payment attributable to third party borrowings	15	—	(458)	(509)
Principal paid on lease liability	7	(402)	(315)	(225)
Interest paid on lease liability	7	(165)	(189)	(188)
Cash flows used in financing activities		(3,143)	(7,310)	34,988
Net movement in cash and cash equivalents		(4,707)	(21,254)	43,411
Cash and cash equivalents at the beginning of the year		29,664	51,047	8,225
Net foreign exchange differences on cash and cash equivalents		472	(129)	(589)
Cash and cash equivalents at the end of the year	10	25,429	29,664	51,047
Supplemental non-cash items
Right-of-use assets	7	75	839	70
Issue of ordinary shares for acquisitions	5	9,912	7,392	—
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Consolidated Financial Statements
(USD in thousands except share and per-share amounts)
1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. We redomiciled from Malta to Jersey and renamed from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. Our registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX.
We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on online casino and online sports betting and the fantasy sports industry. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com, RotoWire.com, and Bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the sector, such as odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.
The Group has a workforce of almost 500 employees and primarily operates from our offices in Ireland, the United States and Malta.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied throughout the years presented.
BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and were approved and authorized for issuance by the board of directors on March 21, 2024.
The financial statements have been prepared on a historical cost basis except for contingent consideration balances which are financial liabilities measured at fair value through profit or loss and classified as Level 3 financial instruments. The valuation methodology utilized and the relevant key inputs are disclosed in Note 5. The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effects are disclosed in Note 4.
During the year ended December 31, 2022 the Group changed presentation of revenue by monetization type to reflect changes in the revenue composition post-acquisitions (see Note 5); respective changes were made to the comparative information (Note 18).
New and Amended Standards Adopted by the Group in 2023
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2023, and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
▪Amendments to IAS 8, Definition of Accounting Estimates
▪Amendments to IFRS 17, Insurance Contracts
▪Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
▪Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules

Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective at December 31, 2023 and therefore have not been adopted within these consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning on or after January 1, 2024:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Classification of Liabilities as Current vs Non-Current; and Non-current Liabilities with Covenants
▪Amendments to IAS16, Leases: Lease Liability in a Sale and Leaseback
▪Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability
BASIS OF CONSOLIDATION
The consolidated financial statements comprise the financial statements of the Group as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, 2022 and 2021. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Control is reassessed whenever facts and circumstances indicate that there are changes in control.
All intra-Group assets and liabilities, equity, income, expenses and cash flows arising from transactions between members of the Group are eliminated in full on consolidation.
The material subsidiaries of the Company as of December 31, 2023, all of which have been included in these consolidated financial statements, are as follows:

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	OWNERSHIP %
GDC Media Limited	Digital marketing	Ireland	100
GDC Malta Limited	Digital marketing	Malta	100
GDC America, Inc.	Digital marketing	United States	100
Roto Sports, Inc.	Digital marketing	United States	100
BASIS OF GOING CONCERN
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Group is required to evaluate whether there are any material uncertainties related to events or conditions that may cast significant doubt about the Group’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from the date of issuance of these consolidated financial statements. An entity’s ability to continue as a going concern is assumed absent significant information to the contrary. If there are indications that there could be significant doubt about the entity’s ability to continue as a going concern for a reasonable period of time, then a detailed analysis must be performed. This evaluation includes an assessment of whether the Company can continue to meet its obligations as they become due without substantial disposition of assets outside the ordinary course of business, restructuring of debt, revisions of its operations or similar actions.
The board of directors have assessed the financial risks facing the business, including macroeconomic events as outlined in Note 3, and compared this risk assessment to the net current asset position. The Directors have also reviewed relationships with key customers and software providers and are satisfied that the appropriate contracts and contingency plans are in place. The board of directors have prepared detailed revenue, operating expense and cash flow forecasts as well as sensitivity analyses to assess whether the Company has adequate resources for at least 12 months from the date of the issuance of these consolidated financial statements. Based on the analyses performed, the board of directors considers that the Group has adequate resources to continue in operational existence for at least a period of 12 months from the date of issuance of these consolidated financial statements.

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

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group into USD from EUR:

	Period End (1)	Average for Period (2)	Beginning of Period (1)	Low	High
Year ended December 31,	(EUR per USD)
2023	0.91	0.92	0.93	0.89	0.96
2022	0.93	0.95	0.88	0.87	1.05
2021	0.88	0.85	0.81	0.81	0.89
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
Translation into Reporting Currency
The assets and liabilities of the Company and its primary subsidiaries are translated from the functional currency of the operations to USD, being the reporting currency, using the exchange rates at the reporting date. The Company and its subsidiaries functional currency is Euro, with the exception of GDC America, Inc. and Roto Sports, Inc. which have a functional currency of USD. The USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. The revenues and expenses are translated into USD using the average exchange rates for the period, which approximate the exchange rates at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income and included in foreign exchange translation reserve in equity.
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
INTANGIBLE ASSETS AND GOODWILL
An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost. The cost of a separately acquired intangible asset comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. The cost of acquisition of intangible assets for which the consideration comprises an issuance of equity shares is calculated as the fair value of the equity instruments issued in the transaction. Where the cost of a separately acquired intangible asset includes contingent consideration, cost includes the fair value of the contingent consideration as determined on the date of acquisition. Subsequent changes in estimates of the likely outcome of the contingent event are reflected as increases or decreases in the value of the intangible asset. The remaining changes in the value of contingent consideration are recognized as finance expense.
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

Domain names together with the related websites and goodwill have an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangibles and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. When this happens, the related assets are also tested for impairment. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group. During the years ended December 31, 2023, 2022 and 2021, the Group had one finite-life mobile app intangible asset, amortized straight-line over its estimated useful life of 48 months.
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
IMPAIRMENT ASSESSMENT
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that have an indefinite useful life (which are not subject to amortization) are tested annually for impairment. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units, or “CGU”s). Acquired goodwill is allocated to the cash generating unit that is expected to benefit from the synergy of the combination and tested for impairment as a part of the CGU. During the year ended December 31, 2023, substantially all of the Group’s cash inflows have been generated from performance marketing assets and fantasy sports assets. Following the completed business combinations, the Group determined it has two cash-generating units.
As of December 31, 2023, the Group tested its performance marketing and fantasy sports indefinite-life intangible assets separately for impairment. For the purpose of impairment testing, a full balance of goodwill of $10,800 was allocated to performance marketing cash generating unit.
The carrying amount of intangible assets (excluding goodwill) with indefinite useful lives have been allocated to the Group’s cash generating units as follows:

	As at December 31,
	1905	1905
Performance marketing, domain names and related websites	69,971	61,454
Fantasy sports, domain names and related websites	8,100	8,100
	78,071	69,554
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
The recoverable amount of the performance marketing cash-generating unit was determined with value-in-use calculations, and was based on projected cash flows for 2024-2034 in which an average annual rate of growth between 3% and 12% was assumed and a long-term sustainable growth rate of 3% was applied. Management concluded that the projected cash flows is appropriate as it reflects the period until which the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated at 15%.
The recoverable amount of the fantasy sports cash-generating unit was determined with value-in-use calculations, and based on projected cash flows for 2024-2034 in which an average annual rate of growth between 3% and 11% was assumed and a long-term sustainable growth rate of 3% was applied. Management concluded that the projected cash flows is appropriate as it reflects the period until which the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated between 0% and 25%.
The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance. The Group concluded that the recoverable amount is well in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.
When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2023, 2022 and 2021, no intangible assets were impaired.
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
During the year ended December 31, 2023, the Group’s financial assets consist of trade and other receivables and cash and cash equivalents. The Group’s objective for holding financial assets is to hold them to collect contractual cash flows, which are solely payment of principal and interest. Accordingly, these assets are accounted for at amortized cost.
Expected Credit Loss Assessment and Write-offs
The Group recognizes an allowance for Expected Credit Losses (“ECLs”) for all financial assets carried at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Group expects to receive.
The Group applies the simplified approach in calculating ECLs for trade receivables. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The assessment is completed at the end of each reporting period.
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
During the year ended December 31, 2023, the Group’s financial liabilities consisted of:
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

Contingent consideration
In January 2022, the Group acquired 100% of the issued and outstanding equity interests of NDC Media Limited ("NDC Media"), the operator of BonusFinder.com. The Group agreed to pay the selling shareholders further determined consideration which was contingent on the acquired assets’ performance in the two subsequent years. Contingent consideration was measured as of date of acquisition at fair value through profit and loss and classified as Level 3 financial instrument. Contingent consideration was remeasured at each reporting date and subsequent changes in fair value of contingent consideration are recognized in profit or loss as operating expenses. Measurement of the liability is conducted using option approach methodology.
In April 2023, the Group settled contingent consideration related to the BonusFinder (as defined below) acquisition totaling an aggregate of $20,090 of which $10,178 was paid in cash and $9,912 was paid in ordinary shares of the Group. The payment is reflected in the cash flows partly within investing and partly within operating activities. The portion of the payment related to original estimate of the fair value of contingent consideration of $5,557 is reported within investing activities in the cash flow statement and the portion of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $4,621 is reported within operating cash flows. See Note 5 for a complete discussion of this acquisition.

On June 30, 2023, the Company entered into an agreement with the sellers of BonusFinder which modified terms of the original share purchase agreement relating to the final earnout payment. The agreement terminated the earn-out period early effective as of June 30, 2023. The agreement provides that fixed consideration of EUR18,000 will be paid in two installments, (i) EUR5,000 was paid on July 7, 2023 (see below), and (ii) EUR13,000 is payable on April 30, 2024. The Company has the option, but not the obligation, to pay up to 50% of the payment described in clause (ii) in unregistered ordinary common shares. The modification of the initial share purchase agreement did not cause changes above 10% in present value of the liability, and therefore was concluded to be not substantial. The liability was presented as deferred consideration as from June 30, 2023.
In July 2023, the Company settled the first installment of EUR5,000 ($5,440). The payment was reflected in the cash flows partly within investing activities being the original estimate of the fair value of $2,543 and partly within the operating activities being the part of the fair value movements after the acquisition of $2,897. As a result of modification of contingent consideration effective June 30, 2023 (explained below), the liability was presented as deferred consideration of EUR12,239 ($13,511) as of December 31, 2023. See Note 5 for a complete discussion of this acquisition.
Deferred consideration
In January 2022, the Group acquired 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of Rotowire.com. The Group agreed to pay the selling shareholders further specified in the agreement consideration which was split into two installments and deferred to be paid as at acquisition anniversary date during the two consequential years. Deferred consideration was measured as of date of acquisition at fair value. Subsequent remeasurement of the consideration are being unwound to its present value and are recognized in profit or loss as finance expenses.
In January 2023, the Group made a cash payment of deferred consideration related to the Roto Sports (as defined below) acquisition totaling an aggregate of $2,500. The payment is reflected in the cash flows partly within investing and partly within financing activities. The part of the payment related to original estimate of the fair value of deferred consideration of $2,390 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $110 is reported within financing cash flows. See Note 5 for a complete discussion of this acquisition.
During January, 2024, the Group settled consideration of $5,000 in cash to shareholders of Roto Sports (Note 25).
ISSUED CAPITAL AND RESERVES
Share Capital
As of the initial public offering date, the Company’s ordinary shares have a nominal value of $nil per share. As of the initial public offering date, the balance of share capital was reclassified to capital reserve as a result of the change in nominal value per share. Prior to the completion of the initial public offering, ordinary shares were classified as equity. Share capital includes the nominal value of ordinary shares issued and outstanding. The excess of the consideration received from the issuance of shares over their nominal value is recognized in the capital reserve.
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

Revenue-share fees represent a set percentage of net gaming revenues the operator generates over the lifetime of the referred player. For the gambling operator, who is the counterparty in a revenue share agreement with the Company, if the referred players, when aggregated together, win amounts greater than the losses they incur during a particular calendar month, this results in negative net revenue for the operator for the applicable period. Under a revenue share agreement with the operator, such negative net revenue is not typically permitted to be carried forward and offset against net operating revenue earned from the same referred players in subsequent calendar months. The gambling operator’s negative net revenue yields no revenue share amount for the Company for the applicable period and, as a result, the Company does not recognize revenue in the corresponding period when the operator has negative net revenue. Because such negative revenue yield is not carried forward to subsequent periods, the Company recognizes revenue in subsequent periods without deductions from carried forward negative revenue yield.

CPA fees are fixed rate fees owed for each player who registers and usually deposits a minimum balance on the operator’s site. Fees generated by each operator during a particular month are paid to the Group shortly after the month-end.
The Group transacts with its customers pursuant to the terms of marketing affiliate agreements and/or insertion orders, which typically do not require a minimum number of player referrals or minimum fees and can be terminated for convenience by either party at any time. Termination or changes in the terms of these agreements do not typically affect the rights of the parties or the fees earned or to be earned with respect to the players previously referred to the operator.
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
Subscription and content syndication, advertising and other
Following the acquisition of Roto Sports (see Note 5), the Group generates a portion of its revenue from data subscriptions and content syndication whereby a customer subscribes to these services over a period of time. The revenue is recognized straight-line over the duration of the subscription as the performance obligations are satisfied. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Advertising and other revenues include tenancy and listing fees. The revenue is recognized straight-line over the duration of an agreement as the performance obligations are satisfied. The Group has no material obligations for discounts, incentives or refunds of commissions subsequent to completion of performance obligations.
There are no incremental costs to obtain and no costs to fulfill contracts with customers eligible to be capitalized.

COST OF SALES

Cost of sales are costs considered directly attributable to the generation of revenue and include, in relation to the generation of performance marketing revenue, license fees incurred as part of agreements with media partners and, in relation to the generation of subscription revenue on certain websites of the Group, data purchases, payment processing fees and hosting fees. Such expenses are recognized as incurred. External content costs associated with the creation of articles that are published on the Company’s and its media partnership websites and made available free-of-charge to all website users are not considered costs of sales as no revenue is earned directly from the publication of such articles Such expenses are recognized as incurred.
During the year ended December 31, 2023, the Company entered into agreements with media partners under which license fees are paid. License fees are computed as revenue share, and in certain cases, these agreements include minimum revenue share payments which are recognized over the duration of the arrangement as the obligations of the Company and its media partner are satisfied.
FINANCE INCOME AND EXPENSES
Finance income comprises of unrealized/realized currency gains and interest received from cash and cash equivalent balances.
Finance expenses comprises of (i) deemed interest charged under IFRS 16; (ii) bank and other finance charges; (iii) deferred consideration unwinding; (iv) interest expenses on borrowings; and (v) unrealized/realized currency losses. Interest expense is recognized as it accrues in profit or loss, using the effective interest method.
CURRENT AND DEFERRED TAX
The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences.
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
SHARE-BASED PAYMENTS
The Company has operated equity-settled share-based compensation plans since 2020. Through these plans, the Group has received services from employees and consultants as consideration for share-based compensation. The fair value of the assets acquired, or services received in exchange for the grant of share-based compensation is recognized as an expense.
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
At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market performance and service vesting conditions. For options with market-based performance vesting conditions, the initial amount to be expensed is not revised unless the grantee’s service is terminated prior to the end of the original estimated period required to satisfy the vesting condition, or unless the vesting conditions are met prior to the end of this period. The Company recognizes the impact of the revision to original estimates, if any, in the consolidated statement of comprehensive income, with a corresponding adjustment to equity. When the options are exercised, the Company, or another entity at the request of the Company, transfers shares to the option holder. For grants of options to the employees and consultants, the fair value of services received is measured by reference to the grant date fair value of the options.
During the year ended December 31, 2023, the Group granted restricted shares to non-executive directors. Restricted shares are issued to the non-executive director as of date of grant and are subject to a one-year lock-up from the date of the grant (2022: between one and three years). The shares are fair valued on the date of the grant using Finnerty model, and costs are recognized in full upon the grant.
In addition, the Board has previously issued warrants to purchase common stock to eligible participants in exchange for cash consideration paid by the recipient at the warrant market value on the grant date. If the warrants are not issued in exchange for consideration at least equal to their fair value on the issuance date, or if the Company funds the purchase of the warrants, the warrants are considered compensation. Such warrants are classified as equity-settled share-based payment transactions if they are to be settled in shares or if the manner of settlement is outside the control of the warrant holder and settlement in shares is expected. Such warrants are measured at fair value on the grant date. The fair value of the warrants is determined using the Black-Scholes option pricing model. At December 31, 2020, one of the warrants provided for contingent net settlement in cash as a forward instrument, with the net settlement price based on a formula, in the event of termination of the holder’s employment within a stated period. This warrant was considered to be cash-settled and was liability-classified as of December 31, 2020. In June 2021, liability - classified warrant was reclassified as equity as, through an addendum, it was no longer considered cash-settled. The warrant was repurchased for cash consideration of $800 during the year ended December 31, 2022. See Note 14 for additional discussion regarding the warrant.
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
Lease payments are discounted using the incremental borrowing rate that the lessee would have to pay to borrow funds under a secured loan with similar terms to those of the lease, to obtain an asset of value similar to the right-of-use asset in a similar economic environment. During the years ended December 31, 2023, 2022 and 2021, the incremental borrowing rate was estimated at 6%, 7% and 8%, respectively.
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
SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As at December 31, 2023 and 2022, geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As at December 31,
	2023	2022
Ireland	75,858	66,069
United States	24,398	24,770
Other	112	214
	100,368	91,053
3. RISK MANAGEMENT
3.1 FINANCIAL RISK MANAGEMENT
The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.
(A)Market Risk
(I)Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognised assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), US dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of December 31, 2023 and 2022, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have Euro as the functional currency. These balances included USD-denominated net assets of $12,688 and $4,743 and GBP-denominated net assets of $1,724 and $6,987, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10 % would result on average in gains or losses $1,410 and $171 to the Group’s net profit (loss) for the year ended December 31, 2023. For the year ended December 31, 2022, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $479 and $706 to the Group’s net profit (loss). Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II)Cash Flow and Fair Value Interest Rate Risk
The Group has minimal interest-bearing assets, and its borrowings carry fixed interest rates. The risk associated with the effects of fluctuations in the prevailing levels of market interest rates on its financing position and cash flows is not deemed to be substantial.
(B)Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	As at December 31,
	2023	2022
Cash and cash equivalents	25,429	29,664
Trade and other receivables (excluding prepayments and deferred compensation cost)	20,136	11,029
	45,565	40,693
For the year ended December 31, 2023, revenues generated from a single customer amounted to 16% of the Group’s total revenue for the year. For the year ended December 31, 2022, no revenues generated from a single customers exceeded 10% of the Group's total revenue for the year. For the year ended December 31, 2021, revenues generated from the two largest single customers amounted to 13% and 10% of the Group’s total revenue for the year, respectively.
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

The aging of trade receivables that are past due but not impaired is shown below:

	As at December 31,
	2023	2022
Between one and two months	264	471
Between two and three months	849	109
More than three months	1,212	205
	2,325	785
The Company recognized a specific provision of $681 on trade receivables in the year ended December 31, 2023 (December 31, 2022: $345).
The activity in the credit loss allowance was as follows:

	Year ended December 31,
	2023	2022
Balance at the beginning of the period	877	142
Movements in credit loss allowance	914	796
Translation effect	(34)	(61)
Balance at the end of the period	1,757	877

The increase in trade and other receivables and in the credit loss allowance during the year ended December 31, 2023 was a result of overall business growth.
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
As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of December 31, 2023, 2022 or 2021.
(C)Liquidity Risk
The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of trade and other payables (Notes 16). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
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

The following tables summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Balances due less than 1 year equal their carrying values as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of December 31, 2023
Deferred consideration	19,229	—	—	19,229
Trade and other payables	7,373	—	—	7,373
Lease liability	533	522	1,018	2,073
Total	27,135	522	1,018	28,675
As of December 31, 2022
Contingent consideration	19,860	12,471	—	32,331
Deferred consideration	2,800	5,000	—	7,800
Trade and other payables	3,328	290	—	3,618
Lease liability	554	510	1,445	2,509
Total	26,542	18,271	1,445	46,258
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
At December 31, 2023 and 2022 the net current asset position of the Group was $14,620 and $10,253 respectively. Management prepares and reviews a rolling forecast of the Group’s operations for the 12-month period to anticipate any liquidity deficit. Per the assessment made as of the reporting date, the Group will have sufficient funds to settle liabilities in a timely manner in the foreseeable future.
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
As of December 31, 2023, the Company did not have any financial assets and liabilities measured at fair value within the fair value hierarchy noted above. As of December 31, 2022, the Company did not have any financial assets and liabilities measured at fair value except for contingent consideration balances which are classified as Level 3 financial instruments. A description of the related valuation process and a sensitivity analysis are included in Note 5.
As of December 31, 2023, and 2022 the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables, deferred consideration reflected in the consolidated statement of financial position are reasonable estimates of fair value in view of the nature of these instruments or the relatively short period of time between the origination of the instruments and their expected realization.

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
CONTINGENT CONSIDERATION
Contingent consideration is a contractual obligation resulting from purchase of a business from third parties and is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets a definition of financial instrument is classified as equity, then it is not remeasured and settlement is accounted in equity. Otherwise, contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. The Group valued contingent consideration using an option approach methodology.
On June 30, 2023, the Group entered into an agreement with the former shareholders of BonusFinder which modified terms of the original share purchase agreement relating to the remaining earnout payment. The agreement terminated the earn-out period early effective as of June 30, 2023. As of December 31, 2023 the consideration was classified as deferred consideration (Note 5).
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
During the years ended December 31, 2023 and 2022, the Group made separate acquisitions of intellectual property consisting of domain names and related assets, as disclosed in Note 8. For the 2023 assets acquisitions, the Company performed concentration test and the criteria were satisfactory met. For the 2022 assets acquisitions, the Company elected to bypass the optional concentration test and evaluated if a substantive process was acquired. The Company concluded that no substantive processes were included in any of the acquisitions. When no workforce is acquired, a process is considered substantive when it is unique or scarce. The Group did not acquire any workforce, and promptly transitioned the acquired assets onto its technology platform, integrating them into its existing processes. The legacy processes underlying the acquired assets were not unique or scarce, as they were based on commercially available Internet technologies and did not incorporate any substantive know-how. The Group concluded that all acquisitions of intellectual property, other than disclosed in Note 5, were acquisitions of assets with no substantive processes acquired.

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
During the years ended December 31, 2023 and 2022, the Group had domain name intangibles with an indefinite useful life and the aggregate carrying value of $78,071 and $69,554, respectively. The Group also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months; the asset was fully amortized as of December 31, 2023. At December 31, 2023 and 2022, the Group has concluded no changes to the useful lives of these assets were necessary.
Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Through December 31, 2023, substantially all of the Group’s cash inflows have been generated from performance marketing assets and fantasy sports assets. The Group determined it has two cash-generating units.
As of December 31, 2023, the Group tested its performance marketing and fantasy sports indefinite-life intangible assets separately for impairment; goodwill was allocated to the performance marketing cash-generating unit. The recoverable amount of the performance marketing cash-generating unit was based on projected cash flows for 2024—2034 in which an average annual rate of growth between 3% and 12% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated at 15%. The recoverable amount of the fantasy sports cash-generating unit was based on projected cash flows for 2024—2034 in which an average annual rate of growth between 3% and 11% was assumed and a long-term sustainable growth rate of 3% was applied. The management concluded that the 10 year projected cash flows is appropriate until the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated between 0% and 25%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.
The Group concluded that the recoverable amount is significantly in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.
When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2023 and 2022, no intangible assets met the criteria to be tested at the individual asset level.
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
Assumptions are made and judgments are used in applying valuation techniques. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates. For options and warrants valued using the Black-Scholes option pricing model, these assumptions and judgments include estimating the future volatility of the stock price, risk-free interest rate, expected dividend yield, expected term, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. For restricted share awards valued using the Finnerty model these assumptions and judgments include: estimating the future volatility of the stock price, risk-free interest rate, expected dividend yield, and length of holding period. For options valued using a Monte Carlo simulation these assumptions and judgments include: estimating the future volatility of the stock price, risk-free interest rate, expected dividend yield, holding restriction discount, and expected time to vest.
See Note 14 for additional information on the valuation of options and warrants.
ORDINARY SHARE VALUATIONS
For valuations after the completion of the listing of our ordinary shares on The Nasdaq Global Market, our board of directors determine the fair value of each underlying ordinary share based on the closing price of our ordinary shares as reported on the date of grant.
In valuing our ordinary shares prior to the listing of our ordinary shares on The Nasdaq Global Market, the fair value of our business, or enterprise value, was determined using a combination of the market and income approaches. We believe both approaches are relevant and meaningful given our robust Company projections, publicly traded comparable stock information available and the price in the most recent equity transaction. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and secondary transactions of our ordinary shares. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The market approach also includes consideration of the transaction price of secondary sales of our ordinary shares by investors. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.
Our assessments of the fair value of ordinary shares for grant dates were based in part on the current available financial and operational information and the ordinary shares value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
TAXATION
Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key areas in this area are that the capital allowances to which the deferred tax asset relate will be accepted by the relevant tax authorities and whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2023 was based on management’s performance projections for 2024 – 2030. The deferred tax asset recognized as of December 31, 2022 was based on management’s performance projections for 2023 – 2027. We operate in a number of international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.
In January 2022 the Group concluded acquisition of Roto Sports, Inc. (Note 5), which resulted in recognition of deferred tax liability on a temporary difference in fair value and tax base of intangible assets acquired as a part of the business combination. As of December 31, 2023 and 2022 the deferred tax liability was partly offset by deferred tax asset recognized on taxable losses from the US based operations in the post acquisition period. The balances are presented on a net basis only when relate to the same tax jurisdiction in the statement of financial position as of December 31, 2023 and 2022.
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
During the year ended December 31, 2022, the Company’s net cash outflow related to the Roto Sports acquisition amounted to $12,701 net of cash acquired).
The Group incurred acquisition-related costs of $531 on legal and consulting fees. These costs were primarily expensed in 2021.
Revenue associated with the acquired assets for the year ended December 31, 2022 amounted to $7,418. The Company cannot break out expenses incurred since the acquisition date.
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

During the year ended December 31, 2023, unwinding costs of deferred consideration payable for Roto Sports amounted to $230, and resulted in total deferred consideration balance of $5,300 as of December 31, 2023, which was all current portion. During the year ended December 31, 2022, unwinding costs of deferred consideration payable for Roto Sports amounted to $325, and resulted in total deferred consideration balance of $7,574 as of December 31, 2022, out of which $4,774 was the non-current portion and $2,800 was the current portion of the deferred consideration balance. The Group does not expect to incur financial expenses related to unwinding of the deferred consideration after December 2023.
During the year ended December 31, 2023, the Company paid the first deferred payment of $2,500, in cash. The part of the payment related to original estimate of the fair value of deferred consideration of $2,390 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $110 is reported within financing cash flows.
During January 2024, the Company paid the second deferred payment of $5,000 in cash to the former shareholders of Roto Sports (Note 25).
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
During the year ended December 31, 2022, the Group made a provisional payment of the adjustments for cash, working capital and indebtedness to the shareholders of BonusFinder of $4,116. As of December 31, 2023, the outstanding balance of cash payable amounted to $308.
During the year ended December 31, 2022, the Company's net cash outflow related to the BonusFinder acquisition amounted to $10,710 (net of cash acquired).
During the year ended December 31, 2022, the Group incurred acquisition-related costs of $299 on legal and consulting fees and formed a part of general and administrative costs.
Since the acquisition date, during the year ended December 31, 2022 revenue associated with the acquired assets amounted to $10,400. If the acquisition had occurred on January 1, 2022, management estimates that consolidated revenue for the year ended December 31, 2022 would have been $11,150. The Company cannot break out expenses incurred since the acquisition date.
In April 2023, the Group settled contingent consideration related to the BonusFinder acquisition totaling an aggregate of $20,090 of which $10,178 was paid in cash and $9,912 was paid in ordinary shares of the Group. The payment is reflected in the cash flows partly within investing and partly within operating activities. The part of the payment related to original estimate of the fair value of contingent consideration of $5,557 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $4,621 is reported within operating cash flows.
On June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the agreement, the original earn-out period was terminated early as of June 30, 2023. In exchange, a fixed consideration of EUR18,000 is payable in two installments: (i) paid July 7, 2023 (EUR5,000) and (ii) April 2024 (EUR13,000). The Company has the option, but not the obligation, to pay up to 50% of the EUR13,000 payment due in April 2024 in unregistered ordinary shares.
In July 2023, the Company settled first installment of EUR5,000 ($5,440). The payment was reflected in the cash flows partly within investing activities being the original estimate of the fair value of $2,543 and partly within the operating activities being the part of the fair value movements after the acquisition of $2,897. As a result of modification of contingent consideration effective June 30, 2023 (see Note 3), the liability was presented as deferred consideration of EUR12,239 ($13,511) as of December 31, 2023.
The fair value of the BonusFinder contingent consideration prior to modification as agreed on June 30, 2023 was computed based on revenue growth expectations and forecasted contribution margins. Final valuation carried out as of June 30, 2023 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 98-100% (December 31, 2022: 64-100%), (ii) discount rates ranging from 7.59-7.67% (December 31, 2022: 7.44-7.45%), (iii) inflation rates of 2.13% (December 31, 2022: ranging between 2.16-2.23%), and (iv) volatility of 49.6% (December 31, 2022: 36.5%).
During the year ended December 31, 2023, fair value movements on contingent consideration for BonusFinder amounted to EUR6,384 ($6,939). During the year ended December 31, 2022, fair value movements on contingent consideration for BonusFinder amounted to EUR10,343 ($10,852).
No fair value movements were recognized after the modification during the six months ended December 31, 2023.
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
The table below outlines the allocation of the purchase price for acquired identifiable assets and liabilities for BonusFinder. Since fair values of assets and liabilities identified were equal to the acquisition consideration agreed, no goodwill was recognised in the BonusFinder acquisition as disclosed below:

Purchase price consideration:
Cash paid	11,168
Cash payable	4,279
Common shares issued, at fair value	2,792
Contingent consideration, at fair value	20,437
Total acquisition consideration	38,676
Assets acquired:
Cash and cash equivalents	4,574
Accounts receivable and other current assets	1,284
Performance marketing, domain names and related websites	32,051
Customer base	938
Content asset	352
Software	134
Right of use asset	126
Other non-current assets	37
Total assets acquired	39,496
Liabilities assumed:
Accounts payable	(234)
Corporate tax payable	(460)
Lease liability	(126)
Total liabilities assumed	(820)
Total net assets	38,676
Goodwill	—
Total acquisition consideration	38,676
Accounts receivable comprise gross contractual amounts due of $1,610, of which $326 was expected to be uncollectible at the date of acquisition.

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2023	598	116	714
Additions	436	15	451
Depreciation charge	(225)	(21)	(246)
Translation differences	(7)	(4)	(11)
As of December 31, 2023	802	106	908
Cost	1,460	234	1,694
Accumulated depreciation	(658)	(128)	(786)
Net book amount as of December 31, 2023	802	106	908

Net book amount as of January 1, 2022	433	136	569
Additions	330	—	330
Depreciation charge	(170)	(20)	(190)
Translation differences	5	—	5
As of December 31, 2022	598	116	714
Cost	1,024	219	1,243
Accumulated depreciation	(426)	(103)	(529)
Net book amount as of December 31, 2022	598	116	714
For the years ended December 31, 2023, 2022 and 2021, cash paid for the acquisition of property and equipment was $451, $330 and $305, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company expensed low value office equipment with a net book value of $143, $11 and $36, respectively.
The following is the reconciliation of depreciation expense:

	Year Ended December 31,
	2023	2022	2021
Depreciation expensed to technology expenses	—	—	46
Depreciation expensed to general and administrative expenses	246	190	130
Total depreciation expense	246	190	176

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2023	1,818	2,072
Additions	75	75
Amortization of right-of-use assets	(436)	—
Interest expense	—	165
Payments	—	(567)
Lease termination	(41)	(40)
Translation differences	44	18
As of December 31, 2023	1,460	1,723
As of January 1, 2022	1,465	1,679
Additions as part of business combinations	743	743
Additions	96	96
Amortization of right-of-use assets	(401)	—
Interest expense	—	182
Payments	—	(504)
Translation differences	(85)	(124)
As of December 31, 2022	1,818	2,072
As of December 31, 2023 amounts falling due less than one year of $533 were Included within lease liabilities (December 31, 2022: $554).
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability is as follows:

	Year Ended December 31,
	2023	2022	2021
Short-term leases	567	441	382

Future lease commitments

In December 2023 a subsidiary of the Group committed a long term lease agreement for an office property in Charlotte, North Caroline. The lease is expected to start in July 2024, and has a minimum non-cancelable duration of 8 years, with an option to renew for additional 3 years. The lease will result in finance cash out flow of $3,100 over non-cancelable lease term.

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2023	69,554	10,800	5,137	—	3,030	88,521
Additions	6,591	—	287	—	1,914	8,792
Amortization charge (Note 19)	(60)	—	(461)	—	(885)	(1,406)
Translation differences	1,986	—	1	—	106	2,093
Net book amount as of December 31, 2023	78,071	10,800	4,964	—	4,165	98,000
Cost	85,022	10,800	7,589	3,548	5,623	112,582
Accumulated amortization	(6,951)	—	(2,625)	(3,548)	(1,458)	(14,582)
Net book amount as of December 31, 2023	78,071	10,800	4,964	—	4,165	98,000

Net book amount as of January 1, 2022	23,922	—	—	—	1,497	25,419
Business combinations (Note 5)	42,599	10,776	6,314	3,562	—	63,251
Additions	6,465	—	—	—	1,993	8,458
Amortization charge (Note 19)	(1,237)	—	(1,146)	(3,534)	(451)	(6,368)
Translation differences	(2,195)	24	(31)	(28)	(9)	(2,239)
Net book amount as of December 31, 2022	69,554	10,800	5,137	—	3,030	88,521
Cost	76,170	10,800	7,247	3,538	3,686	101,441
Accumulated amortization	(6,616)	—	(2,110)	(3,538)	(656)	(12,920)
Net book amount as of December 31, 2022	69,554	10,800	5,137	—	3,030	88,521

As of December 31, 2023 domain names, mobile apps and related websites balance included a fully amortized mobile app with book value $6,867 (December 31, 2022: $6,616).
For the years ended December 31, 2023, 2022 and 2021, cash paid for the acquisition of intangible assets and capitalized software developments was $8,792, $8,958 and $5,269, respectively.

The following table distinguishes finite and indefinite intangible assets, excluding goodwill, as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Net book value of assets with finite useful lives
Customer contracts	4,964	5,137
Internally developed intangibles	4,165	3,030
Total net book value of assets with finite useful lives	9,129	8,167
Net book value of assets with indefinite useful lives
Domain names and related websites	78,071	69,554

Total net book value of intangible assets	87,200	77,721
As of December 31, 2021, the Group had a deferred payment of $500 for the acquisition of domains, which was settled in 2022.
The annual impairment testing of indefinite-life intangibles is discussed in Note 4.
9. TRADE AND OTHER RECEIVABLES

	As at December 31,
	2023	2022
Current
Trade receivables, net	19,012	9,838
Accrued revenue	116	575
Prepayments	1,802	954
Other receivables	851	353
Deposits	157	263
Deferred compensation cost	—	239
	21,938	12,222

	As at December 31,
	2023	2022
Trade receivables, gross	20,769	10,715
Credit loss allowance	(1,757)	(877)
	19,012	9,838
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 3.
10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As at December 31,
	2023	2022
Cash at bank	25,429	29,664
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federal or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company were unlimited and have no par value. The following table outlines common share activity for each period presented.

	SHARES	USD
As of January 1, 2023	36,431,633	—
Issue of restricted ordinary share awards (Note 12)	33,194	—
Issue of ordinary shares in exchange of share options exercised (Note 13)	35,203	—
Issue of ordinary shares as a partial payment of contingent consideration ( Note 5)	1,005,929	—
Treasury shares acquired	(283,410)	—
As of December 31, 2023	37,222,549	—

As of January 1, 2022	33,806,422	—
Issue of restricted ordinary share awards (Note 12)	32,942	—
Issue of ordinary shares in exchange of warrants' exercise	1,907,377	—
Issue of ordinary shares in exchange of share options' exercise (Note 13)	3,042	—
Issue of ordinary shares as payment of consideration for Roto Sports acquisition (Note 5)	451,264	—
Issue of ordinary shares as payment of consideration for BonusFinder acquisition (Note 5)	269,294	—
Treasury shares acquired	(38,708)	—
As of December 31, 2022	36,431,633	—

As at January 1, 2021	28,556,422	64
Issue of ordinary shares in initial public offering ( Note 12)	5,250,000	—
Transfer to capital reserve upon change of par value	—	(64)
As at December 31, 2021	33,806,422	—

Share repurchase program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. For the year ended December 31, 2023 and 2022, 283,410 and 38,708 shares have been repurchased with an average price $9.74 and $8.95 for a total cost of $2,759 and $348, respectively. Since the commencement of the share repurchase program 322,118 shares were purchased at an average share price of $9.65 for the total cost of $3,107.

As at December 31, 2023, the balance of $187 was outstanding for share repurchases carried out during the year. The balance was settled in January 2024.

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

Secondary offering of ordinary shares

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten secondary offering (the “secondary offering”) of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company incurred $934 (including $201 bonuses paid to employees) in expenses in connection with the secondary offering during the year ended December 31, 2023, which are included in general and administrative expenses.

12. CAPITAL RESERVE

	Year ended December 31,
	2023	2022		2021
Opening carrying amount	63,723	55,953		19,979
Issue of ordinary shares as a payment of contingent consideration	9,912	—	—	—
Issue of ordinary shares in initial public offering, net of attributable costs ( Note 11)	—	—		35,910
Issue of ordinary shares as payment of consideration for Roto Sports acquisition (Note 5)	—	4,600	—	—
Issue of ordinary shares as payment of consideration for BonusFinder acquisition (Note 5)	—	2,792	—	—
Share options and warrants exercised (Note 11, 13)	201	151		—
Issue of restricted shares (Note 11, 14)	304	227		—
Share options expired	26	—	—	—
Transfer from share capital reserve upon change of par value	—	—		64
Closing carrying amount	74,166	63,723		55,953

13. SHARE OPTION AND WARRANTS RESERVE
As at December 31, 2023, there was a total of 5,852,864 warrants and options outstanding including 1,796,094 warrants and options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders' Awards granted in 2021 (see Note 14). As at December 31, 2022, there was a total of 5,562,984 warrants and options outstanding including 1,506,214 warrants and options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders' Awards granted in 2021 (see Note 14). As at December 31, 2021, there was a total of 7,021,514 warrants and options outstanding including 250,000 warrants and 605,000 options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders’ Awards granted in 2021. The remaining balance relates to warrants granted to executives, including officers, in prior years. (see Note 14).

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD thousand
As of January 1, 2023	5,562,984	4,411
Share options expense	—	2,667
Share options granted	359,666	509
Share options and warrants exercised (Note 12)	(39,786)	(95)
Share options forfeited	(26,042)	(52)
Share options expired	(3,958)	(26)
As of December 31, 2023	5,852,864	7,414

As of January 1, 2022	7,021,514	2,442
Share options expense	—	2,050
Share options granted	875,544	1,082
Share warrants exercised	(2,114,744)	(151)
Share warrants repurchased	(200,000)	(1,012)
Share options forfeited	(19,330)	—
As of December 31, 2022	5,562,984	4,411

As at January 1, 2021	2,854,744	296
Share options and warrants expense	—	640
Share warrants granted	4,186,770	645
Modification of share warrants	—	869
Share options forfeited	(20,000)	(8)
As at December 31, 2021	7,021,514	2,442

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
According to the Plan, awards may be made for up to 2,905,535 shares as of December 31, 2023, increasing by 2% of the outstanding common shares at the beginning of each year, of the Company’s shares of common stock. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any common stock not being issued, the unused common stock covered by such award shall again be available for the grant of awards under the Plan.

In July 2021, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the “Founder Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years (“holding period”) after the exercise date. As of December 31, 2023, the performance conditions were not met for any of the tranches.
The number of awards outstanding under the Plan and the Founders’ Awards as at December 31, 2023, 2022, and 2021 is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2023	5,562,984	8.03
Granted	359,666	11.50
Forfeited	(26,042)	9.94
Exercised	(39,786)	4.10
Expired	(3,958)	14.61
Awards outstanding as of December 31, 2023	5,852,864	8.25
Awards exercisable as of December 31, 2023	825,897	7.73

Awards outstanding as of January 1, 2022	4,911,770	7.49
Granted	875,544	9.89
Forfeited	(19,330)	9.89
Repurchased	(200,000)	3.52
Exercised	(5,000)	3.52
Awards outstanding as of December 31, 2022	5,562,984	8.03
Awards exercisable as of December 31, 2022	376,563	6.73

Awards outstanding as at January 1, 2021	745,000	3.52
Granted	4,186,770	8.18
Forfeited	(20,000)	3.52
Awards outstanding as at December 31, 2021	4,911,770	7.49
Awards exercisable as at December 31, 2021	127,188	3.52
Determination of Fair Value of Options and Warrants

The options were valued using the Black-Scholes model with the following assumptions:

	Years ended December 31,
	2023			2022			2021
Exercise price, USD	8.97	—	13.19	7.54	—	11.68	8.00	—	14.71
Share price, USD	8.97	—	13.19	7.54	—	11.68	8.00	—	14.71
Risk free rate	3.7%	—	4.5%	1.5%	—	3.8%	0.9%	—	1.2%
Estimated volatility (1)			45%	45%	—	50%			55%
Expected dividend yield			nil			nil			nil
Expected term in years	4.0	—	4.6	3.8	—	4.6	4.6	—	6.7
(1) Estimated volatility is based on historical volatility of comparable companies.

As of December 31, 2023, 2022 and 2021, the weighted average remaining contractual life for options and warrants issued as share based payments was 6.99, 8.01 and 8.98 years, respectively. The range of exercise prices for options and warrants issued as share based payments was $3.52 to $14.71 per share, $7.53 to

$11.68 per share, and $8.00 to $14.71 per share as of December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

In July 2021, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided in twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years ("holding period") after the exercise date. The share options tranches were valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price for each tranche is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of December 31, 2023, the performance conditions were not achieved for any of the tranches.

In June 2021, a liability-classified warrant issued in November 2020 was modified to additionally allow net-share settlement in the event of the holder’s employment termination. The Company had the right to choose between settlement on a net-share or net-cash basis. Accordingly, effective in June 2021, the warrant qualified for recognition as an equity instrument. The carrying value of the warrant liability of $869 was reclassified as equity at the modification date. As of the modification date, the fair value per share for these warrants of EUR 3.66 ($4.43) was determined using the Black-Scholes model with the main data inputs being volatility of 60%, an expected life of 3.4 years and an annual risk-free interest rate of 0.51%. The exercise price for these warrants was EUR 3.01 ($3.65) per share and the share price was EUR 7.13 ($8.64) per share.

During the year ended December 31, 2022, the Group repurchased all 200,000 warrants at fair value for cash consideration of $800; the remaining costs in relation to the warrant of $212 was recognized directly in the retained earnings reserve.

	Year Ended December 31,
	2023	2022	2021
High price	13.19	11.68	14.71
Low price	8.97	7.53	8.00

Restricted shares

	Year Ended December 31,
	2023	2022	2021
Restricted Shares granted	33,194	32,942	—
Price per share high	10.13	9.27	—
Price per share low	10.13	7.87	—

During the years ended December 31, 2023 and 2022, restricted shares issued to non-executive directors were valued using the Finnerty model and had a restricted periods of one year and between one and three years, respectively.

Share-based Payment Expense

	Year ended December 31,
	2023	2022	2021
Equity classified share options expense	3,124	3,132	1,286
Restricted shares expense	483	82	—
Liability classified warrants' expense	—	—	709
Share-based payment expense	3,607	3,214	1,995
As of December 31, 2023 and 2022, there was $2.85 million and $2.98 million of total unrecognized share-based payment expense related to the 920,197 and 1,079,651 unvested stock options, respectively, that is expected to be recognized over a weighted-average remaining period of approximately 5.8 years and 6.41 years, respectively.

Share-based Payment Reserve
Share-based payment reserve is included within the share option and warrants reserve (see Note 13).

15. BORROWINGS
In December 2020, the Group entered into a term loan agreement with an investor, pursuant to which it borrowed 8% bearing an interest rate of $6,000 and due in December 2022, which was used, in part, to redeem the remaining outstanding senior secured bonds due in 2021. The term loan was secured with the shares in the Group's subsidiaries. The term loan was accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance were $66 and are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method. For the years ended December 31, 2022 and 2021, the Group paid interest of $458 and $509, respectively, on the term loan. The term loan was repaid in full during December 2022.

Below is the movements of the Company’s term loan during the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
As at January 1, at fair value	—	5,944
Interest accrued (Note 20)	—	464
Amortization of issuance costs	—	31
Interest paid	—	(458)
Repayment of principal	—	(6,000)
Translation differences	—	19
As at December 31, at fair value	—	—
16. TRADE AND OTHER PAYABLES

	AS AT DECEMBER 31,
	2023	2022
Non-current
Accruals	—	290

Current
Trade payables(1)	1,862	1,235
Accruals (ii)	7,656	4,292
Indirect taxes	1,180	703
Other payables	95	112
	10,793	6,342
(i)Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii)Included in accruals are $4,709 (2022: $2,093) related to financial liabilities which is comprised of accrued media partnership costs and other unbilled operational expenses .

17. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at December 31, 2023, deferred tax is presented on a gross basis in the consolidated statement of financial position as related to different tax jurisdictions and not eligible for offset.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As At December 31,
	2023	2022
Deferred tax asset	7,134	5,832
Deferred tax liability	(2,008)	(2,179)
Deferred tax asset, net	5,126	3,653
The change in the deferred income tax account is as follows:

	As At December 31,
	2023	2022
Deferred tax, net at the beginning of the period	3,653	7,028
Business combination (Note 5)	—	(4,008)
Credited to the consolidated statement of comprehensive income (Note 22)	1,287	1,012
Translation differences	186	(379)
Deferred tax, net at the end of the period	5,126	3,653
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	As At December 31,
	2023	2022
Intangible assets - deferred tax assets	5,797	5,742
Intangible assets - deferred tax liability	(3,193)	(3,151)
Trading losses and other allowances	2,522	1,062
Net deferred tax assets	5,126	3,653

At December 31, 2023, the Group had unutilized trading losses and other allowances of $52,390 of which $29,199 were not recognized based on management’s performance projections for 2024 - 2028 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $2,522.

At December 31, 2023, the Group had unutilized capital allowances of $58,665 related to intangible assets, of which $12,289 were not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,797.

At December 31, 2023, deferred tax liability amounted to $3,193 and related to intangible assets acquired as a part of Roto Sports acquisition (Note 5).

At December 31, 2022, the Group had unutilized trading losses and other allowances of $39,987 of which $34,129 were not recognized based on management’s performance projections for 2023 – 2027 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $1,062.

At December 31, 2022, the Group had unutilized capital allowances of $73,079 related to intangible assets of which $27,035 were not recognized based on management’s performance projections for 2023 – 2027 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,742.

At December 31, 2022, deferred tax liability amounted to $3,151 and related to intangible assets acquired as a part of Roto Sports acquisition (Note 5).

18. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the year ended December 31, 2023, our top ten customers accounted for 48% of our revenue and our largest customer accounted for 16% of our revenue. For the year ended December 31, 2022, our top ten customers accounted for 50% of our revenue and no revenues were generated above 10% from a single customer. For the year ended December 31, 2021, our top ten customers accounted for 52% of our revenue and our two largest customers accounted for 13% and 10% of our revenue.
The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	Year ended December 31,
	2023	2022	2021
North America	60,755	35,923	7,484
U.K. and Ireland	31,347	28,151	21,391
Other Europe	10,994	8,909	10,800
Rest of the world	5,556	3,524	2,648
Total revenues	108,652	76,507	42,323
The Group presents disaggregated revenue by monetization type as follows:

	Year ended December 31,
	2023	2022	2021
Performance marketing	87,824	61,102	37,803
Subscription and content syndication	7,652	6,438	—
Advertising and other	13,176	8,967	4,520
Total revenues	108,652	76,507	42,323
Presentation of revenue by monetization type for the comparative period was adjusted to consistently reflect changes in revenue’s classification in the current period. It resulted in a reclassification between performance marketing and advertising and other revenues of $881 for the year ended December 31, 2022.

During the year ended December 31, 2023, performance marketing revenue was generated by the following categories: cost per acquisition 58%, revenue share 13% and hybrid 29%, compared to 59%, 14% and 27%, respectively, during the year ended December 31, 2022 and 49%, 10% and 41% during the year ended December 31, 2021.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	Year ended December 31,
	2023	2022	2021
Casino	66,869	50,923	35,632
Sports	40,634	25,086	6,188
Other	1,149	498	503
Total revenues	108,652	76,507	42,323
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As at December 31,
	2023	2022
Contract assets	116	575
Contract liabilities	(2,207)	(1,692)
The contract assets primary relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities arose after the acquisition of Roto Sports (Note 5), and primary relate to the advances received from customers for subscriptions purchased to RotoWire.com website, for which revenue is recognised over the time. It is expected that deferred income will be recognised as revenue over the next year.
Below is the carrying amount of the Group’s contract liability and the movements during the year ended December 31, 2023 and 2022:

	2023	2022
As at January 1	1,692	—
Business combination (Note 5)	—	1,120
Amounts included in contract liabilities that was recognised as revenue during the period	(4,066)	(3,537)
Cash received in advance of performance and not recognized as revenue during the period	4,581	4,109
As at December 31	2,207	1,692

19. OPERATING EXPENSES
Sales and marketing expenses

	Year ended December 31,
	2023	2022	2021
People costs	22,334	17,587	8,362
Employees' bonuses related to acquisition	368	628	—
External marketing expenses	6,083	4,126	2,070
External content	3,666	3,166	1,031
Amortization of intangible assets	521	5,949	1,817
Share-based payment expense	359	417	524
Other	2,000	1,867	263
Total sales and marketing expenses	35,331	33,740	14,067
Technology expenses

	Year ended December 31,
	2023	2022	2021
People costs	7,541	5,077	3,296
Software and subscriptions	1,131	671	219
Depreciation of property and equipment	—	—	46
Amortization of intangible assets	885	419	129
Share-based payment expense	42	20	—
Other	688	577	257
Total technology expenses	10,287	6,764	3,947

General and administrative expenses

	Year ended December 31,
	2023	2022	2021
People costs	10,802	7,981	4,044
Share-based payment and related expenses	3,386	2,777	1,471
Legal and consultancy fees	3,901	4,177	2,590
Secondary offering related costs (Note 11)	733	—	—
Acquisition related costs	821	539	520
Initial offering related costs	—	—	963
Employees’ bonuses related to offering (Note 11)	201	—	1,085
Insurance	581	655	384
Short-term leases	567	441	382
Amortization of right-of-use assets	436	401	279
Depreciation of property and equipment	246	190	130
Other	2,617	2,358	1,166
Total general and administrative expenses	24,291	19,519	13,014

Other Share - based related expenses
During the year ended December 31, 2023 the Group incurred costs of $180 being a third party consulting fees to evaluate updated share based benefits issued to personnel of the Group.
Contributions to defined contribution plans
Total contributions to defined contribution plans of $681, $723 and $nil are included in people costs across functions for the year ended December 31, 2023, 2022 and 2021, respectively.
Fair value movements on contingent consideration

The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. see Note 5).
20. FINANCE INCOME AND FINANCE EXPENSES

	Year ended December 31,
	2023	2022	2021
Foreign exchange gain	375	2,322	2,581
Interest income	259	—	—
Total finance income	634	2,322	2,581

Finance expense consists of the following:
Foreign exchange loss	1,298	225	1,041
Unwinding of deferred consideration	735	325	—
Interest expense on lease liabilities	165	182	188
Interest expense on borrowings	—	464	480
Other finance results	73	103	100
Total finance expenses	2,271	1,299	1,809
Net finance (loss) income	(1,637)	1,023	772
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

21. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year (amounts are in USD thousand except shares and per share amounts).

	Year ended December 31,
	2023	2022	2021
Net income for the period attributable to shareholders	18,260	2,390	12,453
Weighted-average number of ordinary shares, basic	37,083,262	35,828,204	30,886,559
Net income per share attributable to shareholders, basic	0.49	0.07	0.40

Net income for the period attributable to shareholders	18,260	2,390	12,453
Weighted-average number of ordinary shares, diluted	38,542,166	38,212,108	33,746,536
Net income per share attributable to shareholders, diluted	0.47	0.06	0.37

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Year Ended December 31,
	2023	2022	2021
Weighted-average number of ordinary shares, basic	37,083,262	35,828,204	30,886,559
Effect of share options and warrants on issue	495,252	1,003,403	2,859,977
Effect of contingently issuable ordinary shares related to business combinations	963,652	1,380,501	—
Weighted-average number of ordinary shares, diluted	38,542,166	38,212,108	33,746,536

Share warrants and share options to purchase 5,852,864, 5,562,984 and 7,021,514 ordinary shares were outstanding at December 31, 2023, 2022 and 2021, respectively, that could potentially be dilutive in the future (Note 13).

At December 31, 2023, 4,771,770 options (2022: 4,744,760; 2021: 4,056,770) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2023, there were no contingently issuable ordinary shares that were each excluded from the diluted weighted-average number of ordinary shares calculation (December 31, 2022: 617,322; 2021:nil).
For disclosures regarding the number of outstanding shares, see Note 11.
22. TAX CHARGE (CREDIT)

	Year Ended December 31,
	2023	2022	2021
Current tax expense	3,168	1,522	1,481
Deferred tax benefit (Note 17)	(1,287)	(1,012)	(1,770)
	1,881	510	(289)

For the years ended December 31, 2023, 2022 and 2021, the effective tax rate of the Group amounted to 9.3%, 17.6% and (2.4)%, respectively, as follows:

	Year ended December 31,
	2023	2022	2021
Income before tax	20,141	2,900	12,164
Effective tax expense	2,721	3,190	608
Tax effects of:
Disallowed expenses (credits)	635	1,722	239
Unrecognized deferred tax	(1,266)	(4,121)	(939)
Change in estimates related to prior periods	(106)	67	—
Tax incentives	(115)	(300)	—
Income subject to other tax rates	—	—	(273)
Other	12	(48)	76
	1,881	510	(289)
At December 31, 2023, outstanding income tax across jurisdictions amounted to $95 (December 31, 2022: $716).

23. RELATED PARTY TRANSACTIONS
Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Year ended December 31,
	2023	2022	2021
Remuneration to key management and executive directors	5,033	4,699	3,897
Non-executive directors’ fees	1,225	958	401
	6,258	5,657	4,298
The emoluments paid to the Directors (executive and non-executive) during the years ended December 31, 2023, 2022 and 2021 amounted to $3,189, $2,006 and $1,202, respectively.
The following transactions were carried out with related parties:

	Year ended December 31,
	2023	2022	2021
Expenses
Remuneration expense	3,731	3,379	2,953
Share-based payments	2,527	2,278	1,345
Other expenses	—	8	20
	6,258	5,665	4,318
As at December 31, 2023 and 2022, the balance outstanding to key management and non-executive directors was $1,640 and $1,399, respectively and were included within accruals as the amounts are expected to be paid in less than one year.

As at December 31, 2023 and 2022, the following stock options and warrants were held by related parties:

	2023	2022
Share options held by key management, executive directors and non-executive directors	4,707,626	4,662,930
In 2023, the Company granted 44,666 share options and 33,194 restricted shares to non-executive directors (Notes 11,13 and 14).

In 2022, the Company granted 156,124 share options and 32,942 restricted shares to non-executive directors (Notes 11, 13 and 14).

In 2022, the Company granted 400,000 share options to a key executive (Note 13).
In 2021, the Company granted 4,056,770 share options under the Founders' Award (Note 14).

24. PERSONNEL
The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year ended December 31,
	2023	2022	2021
Executive director	1	1	1
Non-executive directors	6	6	6
Sales and marketing employees	284	191	96
Technology employees	105	91	58
General and administrative employees	55	57	25
	451	346	186
As of December 31, 2023, 2022 and 2021, the Group had 489, 395 and 229 employees, respectively.
25. EVENTS AFTER THE REPORTING PERIOD

Roto Sports Payment

During January 2024, the Company paid the second deferred payment of $5,000 in cash to the former shareholders of Roto Sports in accordance with the terms of the stock purchase agreement (Note 5).

Wells Fargo Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a three-year $25,000 term loan (the “Term Loan”) and a $25,000 revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10,000 in the aggregate. The Wells Fargo Credit Facility matures on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are expected to be used for to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

Acquisition of Freebets.com and Related Assets

On March 21, 2024, our wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, entered into an Asset Purchase Agreement (the “Freebets.com Asset Purchase Agreement”) with XLMedia PLC and XL Media Publishing Limited, as sellers, to acquire Freebets.com and related assets (the “Freebets.com Assets”). Closing of the acquisition of the Freebets.com Assets is expected to occur at the beginning of April 2024, subject to customary closing conditions.

We will acquire these assets for a total consideration of between $37.5 million and $42.5 million, consisting of $20.0 million to be paid at closing, $10 million to be paid on the date of the six-month anniversary of closing, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, subject to revenue performance of the Freebets.com Assets during the remainder of 2024.

If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount in excess of $7.5 million is required to be paid to the sellers on the one-year anniversary date. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date between $0 and $5.0 million on a linear scale based on such additional revenue generated.