Form 20-F
period 2024-12-31
Gambling.com Group Ltd
filed 2025-03-20
CIK 1839799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 20-F
________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
34,762,899 ordinary shares at December 31, 2024
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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒
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
Our functional currency is the Euro (“EUR”). The reporting currency for our financial statements is United States dollars (“USD” or “U.S. dollars”). Unless otherwise noted, the financial information presented herein as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 is stated in U.S. dollars, our reporting currency. All dollar amounts in this annual report are in thousands of USD unless otherwise stated. All references herein to “our financial statements,” “our consolidated financial information,” and “our consolidated financial statements” are to the consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects – Operating Results” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.
Financial Information in U.S. Dollars

The Company’s functional currency is Euros. USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into USD at the rates indicated. See “Note 2 - Foreign Currency Translation” to our consolidated financial statements for rates utilized to translate Euro amounts into the reporting currency of USD.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

▪our ability to manage our continued expansion, including (i) in the United States, both into new states as they launch and in the United States generally, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
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
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business and our expectations regarding various laws and restrictions that relate to our business;
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
▪our ability to successfully defend litigation brought against us;
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
•The evolving nature of our industry makes it difficult to evaluate our current business and forecast future prospects.
•We derive a significant portion of our revenue from our ten largest customers. The loss of one or more of these customers could materially negatively impact our results.
•We generally do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.
•A significant portion of our revenue depends on our customers’ calculated revenue and cost base and could therefore vary or be subject to miscalculations or misrepresentation.
•We depend on key personnel to operate our business. An inability to retain, attract and integrate qualified personnel would harm our ability to develop and successfully grow our business.
•Our ability to increase our revenue depends on our ability to introduce and develop successful new products and services. Our ongoing investments in developing products and services involve significant risks, could disrupt our current operations and may not produce the long-term benefits that we expect.
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
•Indemnity provisions in client and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
•We may be subject to litigation in the operation of our business, and litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.
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
•Consolidation of market share among online gambling operators, and other operators exiting or reducing investment in the industry, may reduce demand for our products and profitability.
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

SEO is the process of optimizing websites to make them more appealing to search engines so that they rank favorably in the search engines’ results pages for certain search queries. Although we believe that Google and other search engines are increasingly adept at identifying high-quality content that deserves prominence, the factors affecting the appearance and rankings of search results are determined by search engines and are not under our direct control.

For example, search engines change their algorithms periodically, which could cause our websites to appear lower or not at all in the search engines’ results pages. Search engines also favor paid searches over natural searches, and our competitors’ pay-per-click advertising could receive higher prominence than our own websites.

Our websites have experienced fluctuations in search rankings in the past. The amount of organic search traffic from Google across our portfolio consistently varies based on factors related to both search rankings and consumer demand, but it can shift more significantly when Google implements a Core Algorithm Update. In 2024, Google announced seven major updates to its algorithm, each potentially impacting search ranking positions. Using Gambling.com as an example, the “core update” in March 2024 increased traffic by 20%, while a “core update” in November 2024 had a slight negative effect, decreasing traffic by 5% compared to the previous period. Despite all algorithm updates, Gambling.com traffic grew 19% year-over-year, though this may not always be the case in the future.

Google has also started to roll out new features within its search engine results page (SERP), such as Ads (Google AdWords), ‘From sources across the web’, and ‘See results about’ quicklinks. Additionally, Google AI Overviews are providing direct answers to search queries, taking up prime real estate on top of the SERPs. All of these features can push organic listings further down the page and affect the click-through rate (CTR) on our regular organic results.

In recent years, a shift in user search behavior has started, with an increasing number of individuals transitioning from traditional search engines like Google to AI platform answer engines such as ChatGPT, Grok, and Copilot for certain types of queries. This transition stems from the way AI tools can effectively address certain questions that users once turned to search engines to answer. This evolution in how people are seeking information, even if often complementing, rather than replacing, the kinds of user intent queries we typically focus on, could have a material adverse effect on our revenue.

The evolving nature of our industry makes it difficult to evaluate our current business and forecast of future prospects.

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

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in section “Item 3. Key Information – Risk Factors,” our business, financial condition, and results of operations could be adversely affected. Further, because we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks, and uncertainties frequently experienced by rapidly growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We derive a significant portion of our revenue from our ten largest customers. The loss of any of these customers could materially negatively impact our results.

Historically, we have derived a significant portion of our revenue from a limited number of customers. For the years ended December 31, 2024, 2023, and 2022, our ten largest customers accounted for 32%, 48% and 50% of our revenue, respectively. Furthermore, for the years ended December 31, 2024, 2023, and 2022, our largest customer accounted for 5%, 16%, and 9% of our revenue, respectively. These customers contributed more revenue than the other customers primarily because they were able to convert online gamblers into NDCs at a higher rate.

We cannot guarantee that our ten largest customers will always choose to use our services. In the event we lose a one of our ten largest customers, although we are able to direct online gamblers (i.e., traffic) to our other existing customers, those customers might not be able to convert online gamblers into NDCs as frequently as a top ten customer. If we are unable to maintain and renew our relationship with our ten largest customers, then our business would be materially adversely affected.

We generally do not have long-term commitments from our customers, and we may not be able to retain customers or attract new customers that provide us with revenue that is comparable to the revenue generated by any customers we may lose.

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

A significant portion of our revenue depends on our customers’ calculated revenue and cost base. Our customers’ calculations could vary or be subject to miscalculations or deliberate misrepresentation.

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

Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every online gambling operator covered by our market opportunity estimates will necessarily purchase our solutions, and some or many of those online gambling operators may choose to use the solutions offered by our competitors. It is impossible to build every product feature that every customer wants, and our competitors may develop and offer features that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any number or percentage of the online gambling operators covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this annual report, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry or changing regulations. If any of these risks materialize, it could harm our business and prospects.

We depend on key personnel to operate our business. An inability to retain, attract, and integrate qualified personnel would harm our ability to develop and successfully grow our business.

Our success depends on attracting and retaining skilled personnel, including key management and operating personnel, developers, marketers, project managers, product managers and content editors. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced developers and marketing personnel, who are critical to the success of our business, are also in particularly high demand. Competition for their talents is intense and retaining such individuals can be difficult. In addition, any volatility in our share price could negatively impact the value of equity awards and adversely affect our ability to retain key management and executives.

The future success of our business is highly dependent on the services and decisions of our executive management team, including Charles Gillespie, our Chief Executive Officer, Kevin McCrystle, our Chief Operating Officer, and Elias Mark, our Chief Financial Officer. The loss of one or more of our executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Messrs. Gillespie, McCrystle, and Mark are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, operating results and financial condition could be materially adversely affected.

Our ability to increase our revenue depends on our ability to introduce and develop successful new products and services. Our ongoing investments in developing products and services involve significant risks which could disrupt our current operations and may not produce the long-term benefits that we expect.

We compete in rapidly evolving and highly competitive markets, and we expect competition to intensify further in the future with the emergence of new technologies and new market entrants. We face competition from new and established local and international players in the online marketing industry, online gambling operators who conduct extensive marketing activities of their own, traditional marketing providers such as television, printed publications and radio.

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

Advances in technology, discoveries of new weaknesses and other developments with software generally used by the Internet community may increase the risk that we will suffer a security incident. As part of our business, we process certain personal, confidential, and sensitive information. We may in the future fail to detect or prevent security incidents, inadvertent disclosure, or breach of sensitive information, including from malware, ransomware, viruses, worms or similar threats for any number of reasons, such as our failure to enhance and expand our platform to reflect industry trends, new technologies and new operating environments, the complexity of the environment, network or systems of our clients, vendors, or partners. We, our customers, vendors or partners may experience such incidents due to data being misappropriated by a malicious insider or unauthorized party, such as employee error, rogue employee activity, or other unlawful or unauthorized acts. If these are successful, they may result in either threatened or actual exposure leading to unauthorized access, disclosure and misuse of sensitive information or other information regarding customers, vendors, partners, employees, or our company and business, and our technologies, systems and networks have been subject to attempted cyberattacks. If we experience any such incidents, we may incur significant costs in protecting against or remediating such incidents, which include investing in resources to address these incidents. We may not be able to remedy any incidents or incidental problems in a timely manner, or at all. To the extent potential customers, industry stakeholders or other third parties believe that the failure to detect or prevent any threat is a flaw or indicates that our platform is not secure our reputation and business would be harmed. Any real or perceived defects, errors or vulnerabilities in our platform or business, or any other failure of our platform to detect an incident, could result in:

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

As part of our business strategy, we have previously acquired businesses and will continue to consider potential strategic transactions that we believe could complement or expand our product and service offering, broaden our geographic presence, enhance our technical capabilities, or otherwise offer growth opportunities. For example, in January 2025, we completed our acquisition of Odds Holdings, Inc., which is powered by a state-of-the art technology platform for real-time odds data and offers services under multiple consumer and enterprise brands, In the past, we have also acquired certain websites and associated assets, including, among others, Roto Sports, Inc. (“Roto Sports”), owner and operator of RotoWire.com, a provider of expert fantasy sports news and advice; NDC Media Limited (“NDC Media”), owner and operator of BonusFinder.com, a leading gambling bonus comparison site; the acquisition of Freebets.com and related assets (the “Freebets.com Assets”), the casinos.com domain name; and domain portfolios consisting of more than 100 domains intended for targeting North American markets.

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
•the recognition of goodwill and intangible assets, which require regular impairment testing and potential periodic impairment charges;
•the diversion of management’s time and resources;
•the risk of potential litigation that may arise in connection with the acquired businesses which may not be entirely covered by indemnification or insurance;
•the risk of entering into markets or producing products where we have limited or no experience, including the integration or removal of the acquired or disposed products with or from our existing products;
•the inability to integrate the acquired business and its people and operations into our company; and
•the inability to properly implement or remediate internal controls, procedures and policies appropriate for a public company at businesses that prior to our acquisition were not subject to federal securities laws and may have lacked appropriate financial, legal and other internal controls, procedures and policies.

Pursuit of future potential acquisitions may also divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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

Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities or convertible debt securities, the incurrence of additional indebtedness, significant amortization expenses related to intangible assets and exposure to undisclosed or potential liabilities of the acquired companies, including, but not limited to, alleged infringement of a third party’s intellectual property. To the extent that the goodwill arising from the acquisitions carried on the financial statements do not pass the annual goodwill impairment test, excess goodwill will be charged to, and reduce, future earnings.

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

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

•unanticipated costs or liabilities associated with the acquisition, such as transaction-related lawsuits or claims or other unanticipated claims, including claims related to alleged infringement of a third party’s intellectual property rights;
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

Indemnity provisions in client and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with clients and other third parties may include provisions under which we agree to indemnify or otherwise be liable for direct or indirect losses as a result of claims of intellectual property infringement or other liabilities relating to or arising from our products or services, acts, omissions or negligence. Such terms may survive termination or expiration of the applicable agreement, and significant damage or indemnity obligations could harm our business, results of operations, financial condition or reputation. Although we attempt to contractually limit our liability with respect to such potential exposure, we may not be successful in doing so. Any dispute with a client, vendor or other third party with respect to our business or such obligations could have adverse effects on our relationship with that third party or other current and prospective third parties, and may adversely impact demand for our products or services, damage our reputation and harm our business, results of operations or financial condition.

We may be subject to litigation in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.

There is a risk that litigation could be, and, as discussed below has been, initiated against us, and such ongoing and potential legal proceedings could involve substantial litigation expense, damages, injunctions or other restrictions being imposed upon us or our clients or other business partners, while diverting the attention of management, which could have a material adverse effect on our and our clients’ businesses, financial condition, results of operations and prospects, as well as impact our and our clients’ reputation.

We are party to litigation, and we may in the future increasingly face the risk of, claims, lawsuits, investigations, and other proceedings, including those which may involve intellectual property, competition and anti-trust, anti-money laundering, gaming, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs, fines or penalties and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company - B. Business Overview - Legal Proceedings.”

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

Our performance is subject to economic conditions and their impact on the levels of consumer spending. Demand for entertainment and leisure activities, including online gambling, has in the past, and could in the future, decline during periods when discretionary consumer spending declines, including during economic downturns, inflation, geopolitical crises, major central bank policy actions including interest rate increases, public health crises, or other factors, when consumers generally earn less disposable income. Changes in discretionary consumer spending or consumer preferences are driven by factors beyond our control, such as:

•unfavorable changes in general economic conditions, including periods of inflation, recessions, and economic slowdowns;
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

Consolidation of market share among online gambling operators, and other operators exiting or reducing investment in the industry, may reduce demand for our products and profitability.

Much of the demand for our products derives from online gamblers switching between different online gambling websites. The revenues of an online gambling website from a particular online gambler are usually highest in the first month after sign-up. Therefore, online gamblers switching between operators are likely to bring higher revenues to us. A consolidation of the online gambling sector could reduce the ability and desire of online gamblers to switch, potentially lowering our expected revenues. Furthermore, consolidation of market share among operators, and other operators exiting or reducing investment in the industry, may reduce competition for our product and our pricing power in the marketplace. Any significant move towards consolidation within the online gambling industry could have a material adverse effect on our business, financial condition, and results of operations.

Negative events or negative media coverage relating to online gambling may adversely impact our ability to retain or attract online gamblers, which could have an adverse impact on our business.

The online gambling industry is subject to negative publicity relating to perceptions of underage gambling, exploitation of vulnerable customers, and the historic link between the gambling industry to criminal activities. Large and influential media outlets such as CBS’ 60 Minutes, CNN, The New York Times, The Washington Post, The Wall Street Journal, CNBC, Associated Press, Harvard Health Publishing, HBO and Men’s Health magazine as well as other major publications published negative articles or news reports about the online gambling industry and particularly its addictive nature, targeting of young males and a perceived lack of resources in the United States to address problem gambling. As a service provider to the online gambling industry, our reputation can be negatively affected and, accordingly, significantly influence our business. In addition, a negative shift in the perception of online gambling by the public or by policymakers, lobbyists or others could affect future legislation of online gambling, which could cause jurisdictions to abandon proposals to legalize online gambling, thereby limiting the number of jurisdictions in which we can operate. Furthermore, illegal betting activity could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also lead to new restrictions on or to the prohibition of online gambling in jurisdictions in which we currently operate. Such negative publicity could also diminish confidence in, and the use of, our platform and result in decreased revenue or slower customer growth rates, which could seriously harm our business.

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

As an online gambling affiliate, most of our principal customers are online gambling operators. Any regulatory development that could harm the financial performance or otherwise adversely affect online gambling operators could negatively affect our performance.

The regulatory framework for online gambling is complex and varies across the jurisdictions in which we operate. In some jurisdictions, online gambling regulations are subject to debate and continuous development.

In April 2023, the U.K. Gambling Commission published its White Paper on the review of the U.K.’s 2005 Gambling Act. The main measures proposed by the White Paper include: (i) new stake limits for online slot games of between GBP 2 and GBP 15 per spin, (ii) consultation on measures to provide greater protections for 18 to 24 year old persons who are at higher risk of harm; (iii) empowerment of the U.K. Gambling Commission with additional powers to tackle black market operators through court orders and working with internet service providers to block illegal gambling sites; and (iv) rules to prohibit bonus offers from harming vulnerable individuals. The DCMS also launched an investigation in early 2023 to review the U.K.’s current gambling policy, as well as the U.K. government’s progress, or lack thereof, toward amending U.K. gambling laws to make them fit for the future. The Culture, Media and Sport Committee published its second report on this investigation on December 21, 2023 which concluded, amongst other matters, that the U.K. government should take a more precautionary approach to advertising than that proposed in the White Paper and that there is scope for further regulation. In April 2024, the U.K. government responded to this report, noting that it is working to deliver the main proposals set out in the White Paper by the summer of 2024. In May 2024, the regulator further responded to the forthcoming regulatory changes which gambling operators will have to implement, including on direct marketing where a new social responsibility code is to be introduced and that customers would need to reconfirm their marketing preferences in January 2025. Given that it is not yet clear how any of the proposed changes set out in the White Paper are to be implemented, and the second report from the investigation has only recently been published, with the U.K government’s response still to follow, it is difficult to predict at this stage what impact these matters may have on our business.

In June 2021, Canada passed Bill C-218 which allows individual provinces and territories to decide how to regulate single-event sports betting within their jurisdictions. In Ontario, the Alcohol and Gaming Commission of Ontario (the “AGCO”) released its Standards for Internet Gaming to govern the province’s new online gaming market. The regulations set out certain technical requirements and advertising restrictions. The launch of the province’s new market for online gambling and sports betting was completed in April 2022. Beginning February 2024, operators are prohibited from using athletes and celebrities in their marketing and advertising. As Ontario’s market is still very new and most other provinces in Canada have not yet determined their approach to this regulation, we cannot yet fully determine or predict the impact of this regulation on our business in Canada.

In July 2021, Germany’s new Interstate Treaty on Gambling, or ISTG 2021, came into effect. ISTG 2021 implemented certain new advertising rules that have had a negative effect on our business in Germany. The new federal gambling regulatory authority, Glücksspielbehörde (“GGL”), which officially began its role on January 1, 2023, began IP and payment blocking of unlicensed offshore operators and their affiliates. In June 2023, online gambling advertising bans were imposed on, among other advertising mediums, through partners that promoted unlicensed sites. As a result, online gambling affiliate marketing is only permitted under the condition that an affiliate's website only links to gambling offers from operators who are in possession of a license from GGL. In September 2024, Google, in coordination with GGL, updated its advertising policy within Germany to only allow operators licensed by GGL to advertise with Google Ads. In November 2024, GGL announced that further Google advertising restrictions were required within Germany and that it is committed to establishing these further restrictions via constructive discussions with Google. As the new rules are still being interpreted and the German federal and state regulatory authorities, including GGL, are still only at an early implementation stage, we cannot yet predict the long-term impact on our business. In the event these rules continue to limit our marketing activities in that jurisdiction, then our business might be negatively affected in Germany.

In October 2021, the Netherlands’ commercial online gambling market launched with a limited number of operators awarded licenses to offer games of chance via the internet. The Dutch Ministry of Justice and Security confirmed in March 2022 that it was preparing legislation to introduce further restrictions on gambling advertising. The announcement followed the approval of a motion to ban “untargeted advertisements for high-risk games of chance” by the Dutch House of Representatives. In July 2022, the Dutch government released details of new restrictions on untargeted advertising. Following the passage of this legislation, all television and radio advertisements, as well as advertisements in public spaces, such as on billboards, have been banned since July 1, 2023. Advertising on the internet and television on demand will be allowed, but only if certain conditions are satisfied. One such condition is that an operator (and subsequently an affiliate) must actively prevent the advertising from reaching young people under the age of 24 years old. Some of the other conditions are that operators must show that at least 95% of the people whom the advertising has reached were 24 years old or older and that consumers should also be given the chance to indicate that they do not want to see and/or be able to opt-out of viewing gambling advertising at any time. Sponsorship of events and television programs have been banned beginning in January 2024, and sponsorship of sports team’s venues and stadiums will be banned beginning in January 2025. In April 2024, the Dutch Gaming Authority (“Ksa”) announced that the majority of the rules would be effective in June 2024 and the remainder in October 2024. In June 2024, the Dutch Ministry of Justice and Security implemented a regulation amending player deposit limit rules and corresponding advertising restrictions in relation to player profile information. Given that the full impact of these new regulatory measures is yet to be determined, it is difficult at this stage to predict how it will affect our business.

In June 2021, Sweden’s Ministry of Finance announced proposed reforms to the gambling advertising policy in the country based on the Swedish Gambling Market Inquiry. The proposals include a new rule to treat gambling advertising in the country with “special moderation”, meaning that it would be treated the same manner as alcohol advertising. The current law only requires “moderation” for gambling advertising. In January 2022, the Swedish government finalized legislation that would require B2B gambling suppliers that manufacture, provide, amend, or install gambling software to Swedish B2C license holders to apply for licenses to operate in the market with such licenses effectively implemented as of July 1, 2023. The legislation also proposed to set a new standard for gambling advertising which would now come under “adjusted moderation” rules. The new classification would require that the advertisement of games be adapted to match the specific addiction risks of different products. However, this proposal was rejected by the Swedish Committee on Culture, stating that it did not intend to set differing requirements for different products, and it was too soon following the introduction of the new regulatory system to consider changes to marketing rules. In November 2024, the Swedish government published a regulation, which became effective in January 2025, to amend the gambling ordinance which relate to scratch lotteries, number games and probability games in casinos, which includes a limitation on the value of winnings from these types of games to a maximum of 50% of the value of the stakes in the game. Given that the Swedish gambling rules are relatively new, it is difficult to predict at this stage what the full impact of this may have on our business.

In October 2024, the Irish government passed the Gambling Regulation Act 2024, which allowed the establishment of the new Gambling Regulatory Authority of Ireland to regulate the gambling industry in Ireland. The Gambling Regulation Act 2024 is not yet fully in effect and will require further Ministerial Orders which are likely to introduce parts and/or sections in a piecemeal fashion. In December 2024, it was confirmed that the Advertising Standards Authority of Ireland (“ASAI”) would partner with the GRAI in an effort to deal appropriately and effectively with complaints around gambling advertising. The partnership will see the GRAI dealing with complaints in respect of any licensees who breach legislative prohibitions around advertising and the ASAI handling the remainder. Given that this is the initial stage of the implementation of a new regulatory regime it is difficult to predict at this stage what impact this may have on our business.

In October 2023, the Finnish Ministry of the Interior announced the launch of a formal project to reform the country's online gambling monopoly and transition to a licensing system. In July 2024 Finnish Ministry of the Interior requested comments on the draft government proposal for a new Gambling Act. The new draft Gambling Act stipulates an open multi-licensing regime for pari-mutuel betting on horse-racing, online betting and online casino and slot machine games. The current indications are that new draft Gambling Act is to be submitted to the Finnish parliament in February or March 2025 and from there will move through the customary

Finnish parliamentary stages to be passed into law. Given that the new draft Gambling Act is only just at the initial stage of the parliamentary process, while some advertising restrictions exist in the current iteration of the draft law, it is not clear what the final text will be and how the new regulatory regime will operate in relation to gambling advertisement. It is therefore difficult to predict at this stage the extent of any impact this may have on our business.

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

As an online gambling affiliate, we may be required to obtain licenses or approvals to operate in most but not all jurisdictions in the United States where we conduct business. As of December 31, 2024, we have obtained licenses or approvals to provide marketing services to regulated operators in Arizona, Colorado, Indiana, Louisiana, Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania, Tennessee, Virginia, and West Virginia. We are not required to obtain licenses or approvals in Arkansas, Connecticut, Illinois, Iowa, Kansas, Kentucky, New York, North Carolina, Ohio (other than the respect to our newly acquired subsidiary, OpticOdds, Inc., which we are in the process of obtaining), or Wyoming where we conduct business. Some of these approvals are subject to renewal, a potentially time-consuming process. Our delay or failure to renew licenses or approvals in any jurisdiction may prevent us from distributing our product offerings, increasing our customer base and/or generating revenues.

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

Certain U.S. states have proposed implementing restrictions on the use of the customary commission-based compensation structures for advertising agreements online gambling operators enter into with online gambling affiliates in the past, and if such restrictions are successfully passed in multiple key U.S. states in the future, it would have a material adverse effect on our business, our operations, and our financial condition.

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

As service providers to online gambling operators, online gambling affiliates are generally not subject to the same laws and regulations governing online gambling operators. However, in many jurisdictions, we are obligated to comply with the regulations and standards around advertising in general. For example, the Advertising Standards Authority in the United Kingdom prescribes certain standards for online and affiliate marketing in general as well as specific policies around gambling. In the United States, the American Gaming Association, or the AGA, has produced a Responsible Marketing Code for Sports Wagering which its members have pledged to follow. We are not a member of the AGA currently but should we join in the future, we would be required to comply with their marketing codes. New regulations or laws, such as the new draft Finnish Gambling Act, can have some restrictions on advertising matters in their initial stages as they move through the relevant parliamentary processes to become law. While, in such cases, it is not clear what the final text will be and how any such new regulatory regimes will ultimately operate in relation to gambling advertisement, these draft laws and parliamentary processes require continued monitoring so that any impact on our business can be accessed and determined. In addition, we are subject to general marketing legislation in all jurisdictions where we operate. In the future, we may be subject to additional regulatory requirements aimed at the promotion of online gambling services, for example if we enter new geographical markets or if regulations are expanded to include our operations. Regulatory compliance is costly and time-consuming. We have dedicated significant time and financial resources to monitor our regulatory compliance and will continue to do so in the future. However, as we operate more than 50 websites across 19 national markets and continue to grow our business globally, we, from time to time, may fail to maintain all websites as fully compliant with marketing laws and regulations. This could result in penalties or other sanctions from relevant authorities, lead to increased costs or otherwise have a negative impact on our operations.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data about our customers as part of our “know your customer” (or “kyc”) procedures. We also collect and process only the minimum amount of personal data necessary to operate our business about referred players, NDCs, and other individuals when they create user accounts and/or subscribe for services on our websites or register for our newsletters and other forms of communication. We further collect and process personal data about individuals who participate in our American Gambling Awards (e.g., nominees, winners), generally when we perform corporate administrative functions (e.g., information about employees and job applicants) for various business purposes, including marketing and promotional purposes and certain data from subscribers of RotoWire.com. The collection, use and processing of such information about individuals are governed by data privacy laws and regulations enacted in the European Union, United Kingdom, United States (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement.

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

Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For instance, in the European Economic Area, or the E.E.A., we are subject to the General Data Protection Regulation 2016/679, or the GDPR; and in the United Kingdom, we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, the U.K. GDPR, and the U.K. Data Protection Act 2018, each of which imposes strict requirements on covered processing and provides for robust regulatory enforcement and sanctions for non-compliance. The GDPR and the U.K. GDPR regimes enable competent authorities to issue fines up to the greater of €20 million/£17.5 million, or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors, customers and data subjects. In addition, in July 2020, the Court of Justice of the E.U., or the CJEU, invalidated the E.U.-U.S. Privacy Shield (a mechanism for the transfer of personal data from the European Economic Area to the United States) and also indicated that reliance on standard contractual clauses (another such transfer mechanism) alone may not necessarily be sufficient in all circumstances. We previously relied on our E.U.-U.S. Privacy Shield certification and in some cases the Privacy Shield certification(s) of our vendors and partners for the purposes of transferring personal data from the European Economic Area to the United States in compliance with the GDPR’s data export conditions. We continue to monitor the developments following the CJEU decision as well as implementing the standard contractual clauses and reviewing other mechanisms for transfers from the European Economic Area and the United Kingdom, including to the United States. In December 2022, the European Commission published a draft decision endorsing a new framework, Privacy Shield 2.0, for transferring personal data from the European Economic Area to the United States. On July 10, 2023, the European Commission adopted its adequacy decision for the E.U.-U.S. Data Privacy Framework which means that personal data can flow freely from the European Union to companies in the United States that are certified by and participate in the Data Privacy Framework. We are also subject to evolving E.U. and U.K. privacy laws on electronic marketing and cookies. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies. This has led to an effort to replace the current rules on e-marketing (currently set out in the 2002 Privacy & Electronic Communication Directive 2002/58/EC, as amended, or the ePrivacy Directive, and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

Some recent developments in the United States include the enactment of the Nevada Security and Privacy of Personal Information, or the NSPPI, the California Consumer Privacy Act, or the CCPA, which was recently expanded by the California Privacy Rights Act, or the CPRA, which was passed as a ballot initiative in November 2020 and came into effect on January 1, 2023. Further, Virginia enacted the Virginia Consumer Data Protection Act, or the VCDPA, another comprehensive state privacy law, that became effective on January 1, 2023. In March 2023, the Colorado Office of the Attorney General filed and published in the Colorado Register a final draft of the Colorado Privacy Act Rules, or the CPAR, which became effective on July 1, 2023. In addition, the Montana Consumer Data Privacy Act, or the MCDPA, became effective on October 1, 2024, and most portions of the Oregon Consumer Privacy Act, or the OCPA, became effective on July 1, 2024. The CCPA, CPRA, VCDPA, NSPPI, MCDPA, OCPA and CPAR may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, the results of our operations or prospects.

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

We primarily rely on a combination of trademark, copyright, patent, and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights. However, we cannot be certain that the steps we have taken or will take to protect and enforce our intellectual property and proprietary rights will be successful. We currently hold rights to the Gambling.com domain name and various other related domain names in multiple jurisdictions. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our solutions under a new domain name, which could cause us substantial harm, or to incur significant expense to purchase rights to the domain name in question. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. We may fail to prevent third parties from acquiring and using domain names that are similar to our brand. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention, and ultimately may not be successful.

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

On our publishing platform, we publish both our own content and content from third parties. We cannot be certain that the published content on our platform and the operation of our business do not, or will not, infringe or otherwise violate the intellectual property rights of third parties. Third parties have asserted, and may in the future assert, claims against us alleging that we are infringing or otherwise violating their intellectual property rights, including claims for copyright or trademark infringement, or other claims based on the nature and content of the material that we publish or distribute. These claims, whether or not successful, could divert management time and attention away from our business and harm our reputation and financial condition. In addition, the costs of litigation can be significant and the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign, or reengineer our platforms or websites, and/or effectively block our ability to distribute or market our products and services. See “Item 4. Information on the Company - B. Business Overview - Legal Proceedings.”

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

A majority of our directors and executive officers are not residents of the United States and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Item 10B. Additional Information - Memorandum and Articles of Incorporation - Enforceability of Civil Liabilities” in the F-1 Registration Statement. Additionally, it may be difficult for a shareholder to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since our IPO in July 2021, the trading price of our ordinary shares has ranged from $6.72 to $16.70 through December 31, 2024. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including, in addition to other factors described in “Item 3. Key Information – Risk Factors,” the following items:

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
•changes in accounting standards, policies, guidance, interpretations, or principles;
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

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our ordinary shares and may make it more difficult for a shareholder to sell its ordinary shares at a time and price that it deems appropriate. None of our shareholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their ordinary shares. As of March 17, 2025, approximately 18% of our outstanding ordinary shares are held by our directors, officers, or other affiliates, and are therefore restricted securities within the meaning of Rule 144 under the Securities Act. These shares are now eligible for resale in the public market subject to certain restrictions regarding the possession of material non-public information, and the volume, manner of sale, holding period, and other restrictions under Rule 144.

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

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to complying with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards that differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, or we fail to meet the expectations of industry analysts, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares depends in part on the continued research and reports that securities or industry analysts publish about us or about our business. If research analysts do not continue to maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, interest in the purchase of our ordinary shares could decrease, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We and our independent registered public accounting firm identified a material weakness in our internal control environment over financial reporting as of December 31, 2024. This control deficiency could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. Management has determined that the Company has the following material weakness in its internal control over financial reporting.

Control Activities – Management did not have adequate effective controls over elements of its internal control environment, as follows:

a.Ineffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statements.

Throughout 2024, we continued the process of, and we remain focused on, designing and implementing effective internal controls to remediate this material weakness. Our remediation efforts include the following:

a.Continuing to enhance and formalize our accounting and business operations policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
b.Continuing to enhance the revenue reporting processes through our ERP system and leveraging opportunities to further automate revenue data processing.

These actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting.

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

Furthermore, investors perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price. If we are unable to successfully remediate our identified material weakness, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares and could subject us to litigation or regulatory enforcement actions.

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

Our agent for service of process in the United States is CT Corporation System, located at 1200 South Pine Island Road, Plantation, FL 33324, telephone number +1 954-627-1299. Our wholly owned subsidiaries are GDC America, Inc., a Florida corporation; GDC Media Limited, incorporated in Ireland; and GDC Malta Limited, registered in Malta. In January 2022, through GDC America, Inc. we completed the acquisition of Roto Sports Inc, and, through GDC Malta Limited, we acquired NDC Holding Limited. In January 2025, we completed the acquisition of Odds Holdings, Inc. and its subsidiaries OddsJam, Inc. and OpticOdds, Inc., which became subsidiaries of GDC America, Inc.

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

Our History

We were founded in 2006 by Charles Gillespie, our Chief Executive Officer, and joined by Kevin McCrystle, our Chief Operating Officer, in 2007. After initially offering sports content targeting Asia, in 2010 we switched our focus to online casino in Western Europe, building CasinoSource, the first series of casino affiliate portals. After acquiring the Gambling.com domain for $2.5 million in April 2011, between 2012 and 2017 we launched Gambling.com in the United Kingdom, Ireland and other European markets, including beyond English-speaking countries. We also opened our office in Dublin, Ireland. In 2018, we entered the U.S. market, obtaining a license and commencing operations in New Jersey, while also entering sports betting with the acquisition of Bookies.com. We continued to grow Gambling.com into additional European markets and expanded our U.S. operations into Indiana, Pennsylvania, West Virginia, Colorado, Tennessee, Illinois, Virginia, and Michigan, leading up to 2021 and our initial public offering.

2021
•Relocated corporate domicile from Malta to Jersey
•Acquired portfolios of more than 100 domains intended to target U.S. and Canadian markets
•Completed our initial public offering of ordinary shares in the United States on the Nasdaq Global Market
•Expanded U.S. operations into Arizona
•Named the 2021 EGR Affiliate of the Year and 2021 SBC North America Casino Affiliate of the Year

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

2023
•Commenced operations in Kentucky, Massachusetts and Ohio
•Launched the all new Casinos.com website
•Entered into a strategic media partnerships with Gannett Co., Inc. and The Independent
•Won the 2023 SBC North America Sports Affiliate of the Year Award, the 2023 eGR Global Nordics Affiliate of the Year, the “Challenger” category at the inaugural Benzinga Titans Sports Betting Awards and the Best Sportsbook Affiliate at the SiGMA Affiliates B2C Awards
•RotoWire won “Best Written Content” at the Fantasy Sports & Gambling Association 2023 Winter Conference
•Negotiated a final, deferred consideration payment of €18 million related the acquisition of BonusFinder in exchange for the early termination of the earn-out period, providing the Company with the ability to accelerate the realization of synergies

2024
•Commenced operations in North Carolina
•Entered into a three-year $50.0 million Credit Facility with Wells Fargo Bank, National Association, consisting of a $25.0 million term loan and a $25.0 million revolving credit facility (the “Wells Fargo Facility”)
•Acquired Freebets.com and related assets

•Won the 2024 Casino Affiliate of the Year at the EGR Global Operator Awards
•Repurchased 2,966,547 ordinary shares with an average price $9.06

Present
•Acquired Odds Holdings, Inc. and its subsidiaries OddsJam, Inc. and OpticOdds, Inc., which is powered by a state-of-the art technology platform for real-time odds data and offers services under multiple consumer and enterprise brands
•Amended the Wells Fargo Credit Facility to increase the commitment amounts to $165.0 million

Capital Expenditures and Intangible Asset Acquisitions

Our capital expenditures totaled $3.2 million, $2.4 million, and $2.4 million which includes capitalized software development costs of $1.9 million, $2.0 million and $2.0 million and our intangible asset acquisitions totaled $21.1 million, $6.8 million and $6.9 million, during the fiscal years ended December 31, 2024, 2023, and 2022, respectively.

B.    BUSINESS OVERVIEW

We are a multi-award-winning performance marketing company and a leading provider of digital marketing and consumer and enterprise data subscription services active in the online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we operate a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and Freebets.com, in addition to over 50 local websites and consumer and enterprise data subscription services through RotoWire.com, OddsJam.com and OpticOdds.com. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to operators licensed by gambling regulators. In this way, we provide enterprise digital marketing services to online gambling operators. We also monetize our websites through consumer and enterprise data subscription services for premium fantasy sports content and real-time sports betting odds analytics.

We are not a gambling company and do not offer any gambling services ourselves. We can alternatively be described as a lead generation company, or an affiliate marketing company (or simply an “affiliate”). In many ways, we are more akin to an online media company as our revenue is derived primarily from online marketing.

We primarily generate revenue through performance marketing by referring online gamblers from one of our websites to online gambling operators. When these referred online gamblers are converted by the gambling operators into actual paying players, by registering a new account and making a deposit into that account, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid. In addition, through acquisitions of Roto Sports (see Note 2 to the consolidated financial statements) in 2022 and Odds Holdings, Inc., in January 2025, we introduced new recurring revenue streams independent of our online gambling affiliate business whereby a portion of our revenue is derived from subscriptions for premium fantasy sports content and real-time sports betting odds analytics from consumer and enterprise clients. These acquisitions contribute to expanding our total addressable market within the online gambling ecosystem.

Advertising and other revenue includes revenue from arrangements not based on the referred players or subscriptions, including advertising on our platform and onboarding fees.

As of December 31, 2024, the Company owned and operated more than 50 different websites in more than 10 languages and more than 15 national markets across North America, UK and Ireland, Other Europe and Rest of the world covering all aspects of the online gambling industry, which includes online casino and sports, and fantasy sports.

By consistently attracting online gamblers with high-quality content, we referred more than 464,000 and 425,000 players to online gambling operators in 2024 and 2023, respectively. We have increased our customer base to approximately 426 in 2024 from approximately 110 in 2017.

We achieved organic growth of 2%, 41%, and 39% in 2024, 2023 and 2022, respectively, and an average organic growth rate of 50% during the period from 2017 to 2024.

Financial highlights for the years ended December 31, 2024, 2023 and 2022 are presented below.

	Year ended December 31,
	2024	2023	2022
	(in thousands USD, except per share amounts, Net income margin and Adjusted EBITDA Margin, unaudited)
Revenue	$127,182	$108,652	$76,507
Net income for the year attributable to shareholders	$30,679	$18,260	$2,390
Net income margin	24%	17%	3%
Net income per share attributable to shareholders, diluted	$0.84	$0.47	$0.06
Adjusted net income for the year attributable to shareholders	$42,120	$32,207	$22,427
Adjusted net income per share attributable to shareholders, diluted	$1.16	$0.84	$0.59
Adjusted EBITDA	$48,691	$36,715	$24,069
Adjusted EBITDA Margin	38%	34%	31%
Cash flows generated by operating activities	$37,638	$17,910	$18,755
Free cash flow	$41,582	$23,000	$16,389

For a breakdown of our revenues by geographic market and product type for each of the years indicated, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Revenue.”

Adjusted Net Income, Adjusted Net Income per diluted share, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are non-IFRS financial measures and may not be comparable to similarly titled measures of other companies and have limitations as analytical tools. For more information about our non-IFRS financial measures and reconciliations thereof to the most comparable respective IFRS measures, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Non-IFRS Financial Measures.”

Recent Developments

Acquisition of Odds Holdings, Inc.

On January 1, 2025, we completed our acquisition (the “OddsJam Acquisition”) of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to the Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the stockholders of Odds Holdings (the “OH Stockholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary.

Pursuant to the OddsJam Merger Agreement, we acquired Odds Holdings for an aggregate purchase price equal to (i) $80.0 million, paid at closing on January 1, 2025 (“Closing”) through a combination of (a) $70.0 million in cash, and (b) $10.0 million in the Company’s ordinary shares (“Ordinary Shares”) issued at Closing (the “Closing Share Consideration”), plus (ii) future earnout payments of up to $80.0 million (the “Earnout Consideration”). The amount of the Earnout Consideration will be based on certain Adjusted EBITDA metrics of the Odds Holdings business during the calendar years of 2025 and 2026, in each case, payable following the end of the applicable measurement period. We may elect, at our sole discretion, to pay up to 50% of such Earnout Consideration in our Ordinary Shares (the “Earnout Share Consideration”), with the remaining portion to be paid in cash.

In connection with the terms of the OddsJam Merger Agreement, we also entered into a registration rights agreement, dated January 1, 2025 (the “OddsJam Registration Rights Agreement”), with certain of the OH Stockholders that provides, among other things, that the Company (a) will no later than 180 days after Closing, subject to certain conditions, file with the U.S. Securities and Exchange Commission a shelf registration statement registering for resale the Ordinary Shares comprising the Closing Share Consideration, to be amended or supplemented to include any Earnout Share Consideration, and (b) grants the OH Shareholders certain customary piggyback rights with respect to registered underwritten offerings. We will pay certain expenses of the parties incurred in connection with the exercise of their rights under the OddsJam Registration Rights Agreement and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto.

The foregoing descriptions of the OddsJam Acquisition, the OddsJam Merger Agreement and the OddsJam Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of (i) the OddsJam Merger Agreement, which was filed as Exhibit 4.11 to this annual report, and (ii) the Odds Jam Registration Rights Agreement, which is filed as Exhibit 4.12 to this annual report.

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provides for a three-year $25 million term loan and a $25 million revolving credit facility that was to mature on March 19, 2027.

Effective January 1, 2025, the Borrowers, and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement to, among other items, for the following: (x) the credit facility increased from $100 million to $165 million, consisting of a revolving credit facility of $90 million (the “Revolving Credit Facility”) and a term loan of $75 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10 million to $50 million. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are expected to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Amended and Restated Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Amended and Restated Credit Agreement.

The foregoing description of the Wells Fargo Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Wells Fargo Amended and Restated Credit Agreement, which is filed as Exhibit 4.8 to this annual report, and the full text of Amendment No. 1, which is filed as Exhibit 4.9 to this annual report

Our Growth Strategies

Key elements of our growth strategy include:

Expansion of Footprint Within the Online Gambling Ecosystem. In line with our growth strategy, we have expanded into adjacent products and services within the online gambling ecosystem to expand the addressable market, provide complementary products and services to consumers on our websites and our enterprise clients and to increase the proportion of recurring subscription revenue. These include consumer and enterprise subscriptions for premium fantasy sports content and real-time sports betting odds analytics, via RotoWire, OddsJam, and OpticOdds. The addition of OddsJam and OpticOdds has enabled us to further diversify our portfolio of assets and complements our existing affiliate business model enhancing our recurring subscription revenue capabilities by leveraging their state-of-the-art technology platform, processing on average over one million requests per second and multiple terabytes of data per day, across nearly 300 sportsbooks. We believe that this newly acquired odds platform is the industry’s most advanced and delivers data to end users with the lowest latency.

Continued Expansion in North America. As states across the United States and provinces across Canada continue to legalize online gambling, the North American market has become our largest market by revenue. We are continuing to pursue market share through both our digital marketing and subscription services deployed on our owned and operated and media partnership websites on both a national and, to the extent that a state or province is regulated, a state- or province-based level. In addition, we are adding North American content to our internationally targeted websites and leveraging comprehensive sports betting odds data in North America via OpticOdds enterprise subscription services. As of December 31, 2024, we are authorized to operate in Arizona, Arkansas, Colorado, Connecticut, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, New Jersey, New York, North Carolina, Ohio (except with respect to OpticOdds, where we are in the process of obtaining the required supplier license), Pennsylvania, Tennessee, Virginia, West Virginia, and Wyoming in the United States. We are actively pursuing licenses or approvals in all states where we expect a viable market.

Our revenue in North America was $56 million, $61 million and $36 million for the years ended December 31, 2024, 2023, and 2022, respectively. In addition to growing our international flagship websites Gambling.com,

Bookies.com, and BonusFinder.com, we intend to continue to grow our North America-oriented local websites, such as EmpireStakes.com, BetCarolina.com, BetOhio.com, BetArizona.com, BetVirginia.com, IllinoisBet.com, BetMaryland.com, BetMassachusetts.com, BetTennessee.com, PennStakes.com, and BetOntario.com, to become the go-to resources for information on North American online casino and online sports in their respective states and provinces. Our acquisition of consumer facing OddsJam and enterprise service provider OpticOdds adds additional recurring subscription revenue, as well as a state-of-the-art technology platform for real-time sports betting odds data. Roto Sports, owner and operator of RotoWire.com, which was acquired in 2022, continues to expand our market growth in the United States within fantasy sports news and data.

Growing Our Global Strategic Presence. Internationally, we target stable, regulated markets with significant growth potential. We believe we will continue to grow in existing markets in the United Kingdom and Ireland, Europe and the rest of the world and we intend to continue to enter into new markets leveraging our international brands such as Gambling.com and Casinos.com. For example, in 2024 we expanded our business into Greece and Romania. We regularly monitor the regulatory landscape to be in a position to enter soon-to-be regulated markets for possible future expansion, such as Latin America.

Pursuing Strategic Acquisitions. While we primarily focus on organically growing our business, the possibility for quality acquisitions provides another avenue for future growth. Between 2017 and 2023, we completed eight acquisitions. In 2024, we completed the acquisition of Freebets.com and related assets. In January 2025, we acquired consumer facing OddsJam and enterprise service provider OpticOdds. Our experience and technological capabilities position us as a sophisticated player to tactically acquire strong sub-scale or under-monetized websites with a product, market fit that will benefit from our more established processes and technologies and to acquire and integrate strategic new adjacent technologies and capabilities within the online gambling ecosystem that will expand our addressable market by providing complementary products and services to our consumer website users and our enterprise clients. The closing of our expanded credit facility on February 28, 2025, provides us with additional financial flexibility to continue to pursue strategic acquisitions.

Developing Pipeline Projects. We currently have a robust portfolio of over 500 undeveloped gambling domain names for future projects, including premium domain names. The addition of OddsJam and OpticOdds, is complementary to our core performance marketing business and enables us to both expand our footprint within the online gambling ecosystem by providing complementary subscription services to our consumer website users and enterprise clients and to utilize the Oddsjam and OpticOdds best-in-class sports betting data technology to refine and optimize sports betting content across our portfolio of websites.

Maintaining Media Partnerships. Media partnerships remain a component of our business, however, they represent a smaller share of our growth strategy moving forward. We continue to work with Gannett Co., Inc., a media and marketing solutions company that operates USA TODAY and local media organizations in nearly every major market in the United States, as well as Independent Digital News and Media Limited (“The Independent”), one of the U.K.’s largest digital media publishers.

Our Products

We refer online gamblers to online gambling operators and sell data analytics subscription services to consumers and enterprises.
We attract prospective online gamblers through industry-leading content produced by award-winning journalists, reporters, copywriters and lifelong followers of the online gambling industry. This best-in-class content is then distributed to online gamblers through our proprietary technology platform which operates more than 50 premier websites. Because of the advantages of our internally developed technology platforms and our search engine optimization expertise, online gamblers can readily and easily locate this content with the use of search engines such as Google. Visitors to our websites looking to engage with online gambling services can easily find, compare, and visit the best online gambling operators available in their jurisdiction from links on our websites.

While we have invested, and will continue to invest, in Gambling.com, Casinos.com, Bookies.com, Freebets.com, RotoWire.com, OddsJam.com and OpticsOdds.com, which we consider our core brands, we also operate many niche websites that cater to specific geographies or online gambling products. Each of our websites offers online gamblers high-quality and relevant content, such as independent reviews and comparisons of regulated online gambling operators in their jurisdiction, and refer high value NDCs to our clients, the online gambling operators.

Our Core Brands

Gambling.com

We acquired the Gambling.com domain name in April 2011. The domain name came alone, without an accompanying business or any existing revenue streams. Since then, we have invested significant resources to launch a new website and grow it into one of the largest and highest revenue producing online gambling affiliate websites in the world. As of December 31, 2024, localized versions of Gambling.com were available in more than 15 markets and in eight languages.

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

RotoWire.com

On January 1, 2022, we acquired Roto Sports, owner and operator of RotoWire.com, a provider of expert fantasy sports news and data. The legacy Roto Sports business provides subscription services to sports media organizations, and consumers and sells advertising on the website. We are leveraging Roto Sports’ existing audience, content library, talented workforce and trust with U.S. sports fans to drive incremental sports betting performance marketing revenue from the RotoWire.com website.

Freebets.com

Freebets.com is a well-established and recognized brand in the U.K. and European online gambling space. The brand has a long-standing reputation for delivering valuable betting offers, free bet promotions, and insightful content to bettors. Since acquiring Freebets.com and its related assets, we have successfully integrated them into our technology platform, revitalizing a legacy brand and significantly enhancing its performance. We have also driven substantial improvements, accelerating the flow of NDCs through the acquired websites. This strategic acquisition has strengthened our presence in key markets, further demonstrating our ability to execute and add value through tactical M&A.

OddsJam

On January 1, 2025, we acquired Odds Holdings, Inc. parent company to OddsJam and OpticOdds. OddsJam is a well-known, flagship consumer brand operating in North America. OddsJam provides premium, real-time odds information to empower sports bettors to make data-driven bets through a consumer facing website and app. Its user-centric platform offers unmatched access and advanced analytics across nearly 300 sportsbooks. The acquisition expands our footprint in the online gambling ecosystem.

OpticOdds

OpticOdds is an enterprise brand, transforming sports trading in North America with data-driven products that deliver real-time odds from nearly 300 sportsbooks, as well as comprehensive data for alternate lines, player props, futures, game props, and more. Powered by advanced algorithmic models developed by a team of quantitative researchers, OpticOdds provides precise insights that enable enterprise clients to thrive in a competitive landscape, enhance user engagement, drive revenue growth and optimize operational efficiency.
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

State	Website	Sports iGaming Permitted	Casino iGaming Permitted
Arizona	BetArizona.com	Yes	No
Illinois	IllinoisBet.com	Yes	No
Kansas	BetKansas.com	Yes	No
Kentucky	BetKentucky.com	Yes	No
Maryland	BetMaryland.com	Yes	No
Massachusetts	BetMassachusetts.com	Yes	No
Michigan	BetMichigan.com	Yes	Yes
New York	EmpireStakes.com	Yes	No
North Carolina	BetCarolina.com	Yes	No
Ohio	BetOhio.com	Yes	No
Ontario	OntarioBets.com	Yes	Yes
Pennsylvania	BetPennsylviania.com	Yes	Yes
Tennessee	BetTennessee.com	Yes	No
Virginia	BetVirginia.com	Yes	No

Our Proprietary Publishing Platform and Content Management System

Our Co-Founder and Chief Executive Officer, Charles Gillespie, is a technologist at heart who taught himself to program to deliver our first website. Under Mr. Gillespie’s leadership, we have prioritized outsized investments in technology to best serve our clients, online gamblers, and internal stakeholders. The benefits of these investments have significantly increased operational efficiency fundamental to delivering market-leading organic growth. We have developed four key internal platforms which sit behind and power all of our consumer-facing websites. All our websites run on internally developed platforms and are nearly all universally integrated into these platforms.
Adge: Our Business Intelligence Software

Originally launched in 2015, and with a new version launched in 2022, Adge is our business intelligence system which integrates data from our websites and our advertising partners. This platform gives us clean data which enables us to optimize our offerings and maximize the conversion from our websites to NDCs for our clients, online gambling operators. The system automatically retrieves and integrates data from the majority of our affiliate accounts.
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
Our Track Record of Awards and Recognitions

Our products have been recognized for their excellence over the years, winning nearly every award in the gambling affiliate industry for online sports and online casino. In 2024, we were named Casino Affiliate of the

Year at the EGR Global Operator Awards and the Group made its debut at No. 549 of the Financial Times’ annual FT1000, which highlights Europe’s fastest growing companies.

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

We have a strong portfolio of major online gambling operators. We work with regulated online gambling operators, including industry heavyweights Flutter, DraftKings, BetMGM, Caesars, Bet365, ESPNBet, Entain and Evoke. Many of our customers operate multiple player-facing brands. From 2017 to 2024, we grew our client base from 111 to 426. We believe we increased our number of customers as a result of a variety of factors, including an increase in the number of markets where we operate, new online gambling operators entering various markets, an increase in demand for player acquisition services and an expanded internal sales team.

We have ranked in the top eight on the EGR Power Affiliates list since its inception in 2018, and moved up to No. 2 in 2024. The list is compiled from votes cast by full-time affiliate managers working with the online gambling operators who rate affiliates based on their commercial, operational, product, compliance and M&A capabilities.
In 2024, 2023 and 2022, our top ten customers accounted for 32%, 48% and 50% of our total revenue, respectively. In 2024, our largest customer accounted for 5% of our revenue. In 2023, our largest customer accounted for 16% of our revenue. In 2022, our largest customer accounted for 9% of our revenue.

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

Increasing Customer Performance

The math that determines the commercial performance of an individual online gambling operator on one of our websites is driven more by the ability of the online gambling operator to effectively convert the traffic that we send them to NDCs than the absolute dollar amount in the commercial terms. This is because the range of expected NDC conversion rates is significantly wider than the range of the commercial terms for an NDC. Online gambling operators who are skilled at converting the traffic from click to registration and then from registration to first deposit generate more revenue for both themselves and us. Online gambling operators that may offer abnormally high CPA rates without converting traffic well therefore do not make good partners.

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
Seasonality
See "Item 5A. Operating Results - Factors Affecting Our Results of Operations" for a description of the seasonality of our business.
Competition

The online gambling affiliates market is highly fragmented, intensely competitive and constantly evolving. With the introduction of new technologies and new market entrants, we expect the competitive environment to remain intense for the foreseeable future. We compete with other performance marketing service providers in the online gambling industry, such as Better Collective and Gentoo Media, which are publicly traded in Europe. Our most comparable publicly traded companies in the United States are Sportradar AG and Genius Sports Ltd., both of which are data and marketing service providers to the online gambling industry.

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

•Website Quality. We take pride in our focused network over 50 high quality branded-websites, which include Gambling.com, Casinos.com, Bookies.com, RotoWire.com OddsJam.com, OpticOdds.com and Freebets.com, tightly managed through common software systems.

•Strategic Presence. We focus on legalized and soon-to-be legalized markets around the world. Currently, we publish content localized for North America, the United Kingdom and Ireland, multiple European markets, and select markets in the rest of the world.

•Customer Base. We have a robust client portfolio which includes most major online gambling operators from the United States and Europe. During the years ended December 31, 2024 and 2023, we worked with over 426 online gambling operators including heavyweights Flutter, DraftKings, BetMGM, Caesars, Bet365, ESPNBet, Entain and Evoke. While we prioritize deepening our relationships with our existing customers, we have also increased our number of customers from 111 in 2017 to 426 in 2024.

•Technological Excellence. We have developed four proprietary software platforms to maximize operational efficiency in the delivery of our consumer websites. These platforms are used across our network and enable us to significantly reduce website loading times for visitors, efficiently organize and manage all of the content which appears on our websites and precisely optimize the placement of our customers’ messages across our network. We continue to invest in our own technical systems and believe we are at the forefront, compared to our peers, in terms of leveraging technology in general and machine learning in particular to optimize our business. In addition, the acquisition of Odds Holdings, Inc. which operates a state-of-the-art technology platform that delivers real-time odds data with industry-leading speed and scalability, provides us with powerful capabilities. Odds Holdings, Inc.’s technology has the ability to process over one million requests per second and multiple terabytes of data daily across nearly 300 sportsbooks. With OddsJam as its flagship consumer brand and enterprise offerings from OpticOdds, Odds Holdings, Inc. provides low-latency, comprehensive odds data to both individual bettors and enterprise clients, enabling data-driven decision-making in sports betting.

•Proven History of Growth. Over the last five years, our organic growth strategy has focused on perfecting our internal processes, technology, and products. This approach has delivered faster growth than our established global online gambling affiliate listed peers. Since 2017, we have experienced an average organic growth rate of 50%. We also have the expertise and experience to transform high-value gambling industry domain names into high-performing websites. We acquired the Gambling.com domain name in 2011 with no business or revenue and turned it into the globally recognized, market-

leading brand that it is today, operating in thirteen markets and five languages. We also built Bookies.com from a premier domain name into an all-inclusive leading sports website with a U.S. first focus since its acquisition in early 2018. In 2022, we acquired the ultra-premium domain name Casinos.com and launched the site as a new international casino focused website offering in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials.

Social Responsibility

As the online gambling market continues to expand globally, we believe it is important to remain focused on the social costs of the industry. We are committed to being a leader in responsible gambling and advocating for a conservative approach that is adopted by the industry and ensures sustainability of what should be an entertaining recreational activity.

With that vision, we maintain one of the most restrictive advertising policies in the online gambling affiliates industry to avoid problematic channels and messaging. We acquire and publish content for prospective online gamblers responsibly, by focusing on locally regulated markets, recommending licensed online gambling operators, displaying terms and conditions in accordance with best practices and display clear messages about responsible gambling on our sites, and do not utilize aggressive messaging that would encourage problematic gambling. Our team also monitors regulations and standards prescribed by each market’s respective authorities, such as the U.K. Gambling Commission, the U.K Advertising Standards Authority, CAP Advertising Guidelines—Gambling, the CAP Code for Online Affiliate Marketing, and U.S. state regulators.

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

Online Gambling Regulations

Since we are not an online gambling operator, we generally are not required to be licensed or approved in Europe or elsewhere outside of the United States. Greece and Romania are the only jurisdictions that we currently operate in outside of the United States that require a license.

In the United States, any company providing services to regulated gambling entities is typically required to either register or apply for a license or an approval with the gambling regulator in each state where they are active. In the case of gambling affiliates, a tiered system is sometimes available with a relatively straight forward registration required for online gambling affiliates only looking to do CPA deals and a more onerous license application required for online gambling affiliates seeking to do deals with a revenue share component. As of December 31, 2024, we have obtained licenses or approvals to operate in Arizona, Colorado, Indiana, Louisiana, Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania, Tennessee, Virginia, and West Virginia.

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

Compliance

We have developed and implemented numerous internal policies to help ensure that we comply with legal and regulatory requirements imposed on us. Our compliance and risk program focuses primarily on vetting the online gambling operators we work with to ensure that we do not work with operators that lack appropriate licensing, accept illegal bets or are otherwise unsuitable. We also take great care to provide education and tools to assist users in making educated choices related to gambling activities that are age appropriate, relevant and not misleading. We have a zero-tolerance approach to money laundering and terrorist financing.

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

Swish Litigation

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against OddsJam, Inc. and OpticOdds, Inc., alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. Swish is seeking injunctive relief, restitution and monetary damages. On January 27, 2025, we filed with the Court a motion to quash service of process for lack of personal jurisdiction. A decision on the motion to quash is pending.

We believe that Swish’s claims are meritless and are vigorously defending the lawsuit. Nonetheless, at this time, we cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations the lawsuit may have on our business, financial condition or results of operations.

C.    ORGANIZATIONAL STRUCTURE
Gambling.com Group Limited is the publicly traded holding company for its significant wholly-owned subsidiaries (collectively, the “Company”).
Our significant subsidiaries are listed below.

Name	Country of Incorporation and Place of Business	Proportion of Ownership Interest
GDC Media Limited	Ireland	100%
GDC America, Inc.	Florida, U.S.A.	100%
GDC Malta Limited	Malta	100%
Roto Sports, Inc.	Delaware, U.S.A.	100%
GDC Odds Holdings, Inc	Delaware, U.S.A.	100%
OddsJam, Inc.	Delaware, U.S.A.	100%
OpticOdds, Inc.	Delaware, U.S.A.	100%

GDC Media Limited is a private limited company incorporated in May 2015 in Ireland. It operates the Company’s business outside of the United States and is the owner of the Company’s performance marketing technology platform, including domain names and websites.

GDC America, Inc. is a corporation incorporated in the State of Florida in July 2011. It operates the Company’s business in the United States under a license from GDC Media Limited.

GDC Malta Limited is a private limited company incorporated in the British Virgin Islands in June 2011, and was subsequently continued in Malta in October 2016. GDC Malta Limited provides intra-group services to the Company.

In addition to our direct wholly owned subsidiaries, the following are also material indirectly wholly owned subsidiaries of the Company:

Roto Sports, Inc. is a corporation incorporated in the State of Delaware in January 2022. It was acquired in January 2022 and operates as wholly owned subsidiary of GDC America, Inc.

GDC Odds Holdings, Inc. (formerly known as Odds Holdings, Inc.) is a corporation incorporated in the State of Delaware in November 2023. It was acquired in January 2025 and, in connection therewith and as the surviving corporation in the merger, changed its name to GDC Odds Holdings, Inc., and operates as a wholly owned subsidiary of GDC America, Inc.

OddsJam, Inc. is a is a corporation incorporated in the State of Delaware in April 2021. It was acquired in January 2025 and operates as a wholly owned subsidiary of GDC Odds Holdings, Inc.

OpticOdds, Inc. is a corporation incorporated in the State of Delaware in September 2023. It was acquired in January 2025 and operates as a wholly owned subsidiary of GDC Odds Holdings, Inc.

D.    PROPERTY, PLANT AND EQUIPMENT

We believe that our current facilities, as detailed in the table below, are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Office Type	Location	Lease expiry date
Principal Operations Office	Dublin, Ireland	January 4, 2028
Principal North American Office	Charlotte, North Carolina	December 31, 2031
Regional Office	Madison, Wisconsin	July 31, 2028
Regional Office	St. Julians, Malta	March 31, 2029
Regional Office	Helsinki, Finland	May 31, 2026
Regional Office	Santa Ana, Costa Rica	July 31, 2025

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    OPERATING RESULTS
Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing and consumer and enterprise data subscription services active in the online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we operate a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and Freebets.com, in addition to over 50 local websites, and consumer and enterprise data subscription services through RotoWire.com, OddsJam.com, and OpticOdds.com. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to operators licensed by gambling regulators. In this way, we provide enterprise digital marketing services to online gambling operators. We also monetize our websites through consumer and enterprise data subscriptions services for premium fantasy sports content and real time sports betting odds analytics.

We primarily generate revenue through performance marketing by referring online gamblers from one of our websites to online gambling operators. When these referred online gamblers are converted by the gambling operators into actual paying players, by registering a new account and making a deposit into that account, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.

In addition, through acquisitions of Roto Sports (see Note 2 to the consolidated financial statements) in 2022, as well as our acquisition of Odds Holdings, Inc., in January 2025, we introduced new recurring revenue streams independent of our online gambling affiliate business whereby a portion of our revenue is derived from subscriptions for premium fantasy sports content and real time sports betting odds analytics from consumer and enterprise clients. These acquisitions contribute to expanding our total addressable market within the online gambling ecosystem.

Advertising, and other revenue includes revenue from arrangements not based on the referred players or subscriptions, including advertising on our platform and onboarding fees.
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
Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three performance marketing models. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
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
We believe that newly regulated markets, such as regulated or to be regulated states in the United States, provinces in Canada and elsewhere, present significant opportunities for future growth. Changes to existing regulations could present both risks and opportunities depending on the nature of the change. An increase in underlying gaming tax, for example, would negatively affect the revenue potential from such market whereas an expansion in the number of online gambling licensees would typically positively affect the revenue potential.
Factors Affecting Our Results of Operations

Revenue from sports products tends to fluctuate significantly with the sporting events schedule. Revenue from casino products is typically subject to seasonality, but to a lesser extent. The first and fourth quarters are typically stronger while the second and third quarters are subject to negative seasonality for both sports and casino products, with sports products subject to more pronounced negative seasonality than online casino products.
For the years ended December 31, 2024, 2023 and 2022, 26%, 37% and 33%, of our revenue was generated from sports products, respectively, including online sports betting and fantasy sports, and 73%, 62% and 66% was generated from casino products, respectively, including online casino and social casino.

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for the years ended December 31, 2024, 2023 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2024 to 2023	Change2023 to 2022	Change 2024 to 2023	Change2023 to 2022
	2024	2023	2022	%	%	%	%
	(in thousands USD)
Revenue	127,182	108,652	76,507	17%	42%	18%	38%
Cost of sales	(7,536)	(9,112)	(2,959)	(17)%	208%	(17)%	198%
Gross profit	119,646	99,540	73,548	20%	35%	21%	31%
Sales and marketing expenses	(41,897)	(35,331)	(33,740)	19%	5%	19%	1%
Technology expenses	(13,949)	(10,287)	(6,764)	36%	52%	36%	47%
General and administrative expenses	(27,645)	(24,291)	(19,519)	14%	24%	14%	21%
Movements in credit losses allowance and write-offs	(480)	(914)	(796)	(47)%	15%	(47)%	11%
Fair value movement on contingent consideration	—	(6,939)	(10,852)	(100)%	(36)%	(100)%	(38)%
Operating profit	35,675	21,778	1,877	64%	1060%	65%	1023%
Finance income	1,570	634	2,322	148%	(73)%	149%	(74)%
Finance expenses	(3,095)	(2,271)	(1,299)	36%	75%	37%	69%
Income before tax	34,150	20,141	2,900	70%	595%	70%	573%
Income tax charge	(3,471)	(1,881)	(510)	85%	269%	85%	257%
Net income for the year attributable to shareholders	30,679	18,260	2,390	68%	664%	69%	640%
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(6,605)	2,868	(4,793)	(330)%	(160)%	(331)%	(158)%
Total comprehensive income (loss) for the year attributable to the shareholders	24,074	21,128	(2,403)	14%	(979)%	15%	(951)%
Revenue
We generate the majority of our revenue from performance marketing whereby we refer online gamblers to online gambling operators. We also earn revenue from paid subscriptions, content syndication and advertising.
Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Subscription revenue consists of consumer and enterprise data subscription and syndication services. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.
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

Subscription. For subscription revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
Advertising and other. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

The revenue increase for the year ended December 31, 2024, compared to the year ended December 31, 2023 was a result of the following: (i) strong growth in casino was partly offset by a decline in sports and strong growth outside of North America was partly offset by a decline in North America as a result of fewer state launches in 2024 compared to 2023 and (ii) strong growth from owned and operated websites was partly offset by less revenue from media partnerships in 2024 compared to 2023. Organic growth in casino across our geographical regions was partly offset by the decline in sports revenue in North America and was complemented by acquired growth in both sports and casino from the acquisition of the Freebets.com Assets in April 2024.

The revenue increase for the year ended December 31, 2023 compared to the year ended December 31, 2022 was a result of a 41% organic growth across the majority of geographical markets within both casino and sports products, increase in addressable market and increased market share and increased revenue from media partnerships.

In constant currency, revenue was negatively affected by the weakening of the EUR against the USD during 2024.

A significant proportion of our revenue was denominated in USD, Euros (“EUR”) or U.K. Pounds Sterling (“GBP”). Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Year ended December 31,			Change 2024 to 2023	Change 2023 to 2022	As a Percentage of Revenue
	2024	2023	2022	%	%	2024	2023	2022
	(in thousands USD)
North America	55,500	60,755	35,923	(9)%	69%	44%	56%	47%
UK and Ireland	39,179	31,347	28,151	25%	11%	31%	29%	37%
Other Europe	22,463	10,994	8,909	104%	23%	18%	10%	12%
Rest of the world	10,040	5,556	3,524	81%	58%	8%	5%	4%
Total revenues	127,182	108,652	76,507	17%	42%	100%	100%	100%

North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets, including Scandinavia, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.

During the year ended December 31, 2024 compared to the year ended December 31, 2023 our UK and Ireland, Other Europe, and Rest of the World geographical regions saw strong growth from a combination of organic growth and growth from the acquisition of the Freebets.com Assets on April 1, 2024 across both casino and sports. North American revenue declined as a result of organic growth in casino, offset by a decline in sports revenue as a result of fewer state launches and less revenue from media partnerships during the year ended December 31, 2024 compared to the year ended December 31, 2023.

During the year ended December 31, 2023 compared to the year ended December 31, 2022, we saw strong organic growth across all geographical regions across both casino and sports as a result of both increased addressable market and increased market share and increased revenue from media partnerships primarily in North America.

Our revenue disaggregated by monetization is as follows:

	Year ended December 31,			Change 2024 to 2023	Change 2023 to 2022	As a Percentage of Revenue
	2024	2023	2022	%	%	2024	2023	2022
	(in thousands USD)
Performance marketing	101,078	87,824	61,102	15%	44%	79%	81%	80%
Subscription	8,367	7,652	6,438	9%	19%	7%	7%	8%
Advertising & other	17,737	13,176	8,967	35%	47%	14%	12%	12%
Total revenues	127,182	108,652	76,507	17%	42%	100%	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.
During the year ended December 31, 2024, performance marketing revenue was generated by the following categories: cost per acquisition of 43%, revenue share of 23% and hybrid of 34%, compared to 58%, 13% and 29%, respectively, during the year ended December 31, 2023, and 59%, 14% and 27%, respectively, during the year ended December 31, 2022.
The revenue increase for the year ended December 31, 2024, compared to the year ended December 31, 2023 was driven by growth in all monetization channels but primarily by increased performance marketing and advertising and other revenue outside of North America and primarily from casino on our owned websites partly offset by less revenue from media partnerships.

The revenue increase for the year ended December 31, 2023 compared to the year ended December 31, 2022 was driven primarily by increased performance marketing revenue from casino and sport on our owned websites and media partnerships.
Our revenue disaggregated by product type from which it is derived is as follows:

	Year ended December 31,			Change 2024 to 2023	Change 2023 to 2022	As a Percentage of Revenue
	2024	2023	2022	%	%	2024	2023	2022
	(in thousands USD)
Casino	92,224	66,869	50,923	38%	31%	73%	62%	66%
Sports	33,282	40,634	25,086	(18)%	62%	26%	37%	33%
Other	1,676	1,149	498	46%	131%	1%	1%	1%
Total revenues	127,182	108,652	76,507	17%	42%	100%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo.

The growth in Casino revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023 was driven primarily by performance marketing and advertising and other revenue growth across all geographical regions. The growth in Casino and Other revenue was partially offset by a decrease in Sports revenue due to fewer state launches and less revenue from media partnerships. Organic growth in casino across our geographical regions was partly offset by the decline in sports revenue in North America and was complemented by acquired growth in both sports and casino from the acquisition of the Freebets.com Assets in April 2024.

The growth in Casino revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 was driven primarily by organic performance marketing revenue growth across all geographical regions. The growth in Sports for the year ended December 31, 2023 compared to the year ended December 31, 2022 was driven primarily by organic revenue growth in North America from owned websites and media partnerships.

Cost of Sales
Costs of sales decreased for the year ended December 31, 2024 from the year ended December 31, 2023, primarily due to less revenue and associated costs from our media partnerships. Cost of sales is comprised of fees to media partners and data and payments' solution expenses related to subscription revenue.

Operating Expenses

Total operating expenses increased for the year ended December 31, 2024, as compared to the year ended December 31, 2023 due to an increase in people costs and related expenses across sales and marketing, technology and general and administrative functions to support the increase in revenue for the year ended December 31, 2024, as well as increased amortization expense resulting from the acquisition of the Freebets.com Assets and acquisition related costs, partially offset by a decrease in the fair value movement on contingent consideration for the acquisition of BonusFinder. In constant currency, operating expenses were positively affected by the weakening of the EUR against the USD during 2024.

The total operating expenses increased in the year ended December 31, 2023, as compared to the year ended December 31, 2022 driven by increased people costs and related expenses across sales and marketing, technology and general and administrative functions, and external marketing expenses partially offset by a decrease in amortization expense and fair value movements in contingent consideration. In constant currency, operating expenses were negatively affected by the strengthening of the EUR against the USD during 2023.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Year ended December 31,			Change 2024 to 2023	Change 2023 to 2022	As a Percentage of Revenue
	2024	2023	2022	%	%	2024	2023	2022
People costs	25,838	22,334	17,587	16%	27%	20%	21%	23%
Employees' bonuses related to acquisition	—	368	628	(100)%	(41)%	—%	—%	1%
External marketing expenses	6,564	6,083	4,126	8%	47%	5%	6%	5%
External content	3,195	3,666	3,166	(13)%	16%	3%	3%	4%
Amortization of intangible assets	3,301	521	5,949	534%	(91)%	3%	—%	8%
Share-based payment expense	931	359	417	159%	(14)%	1%	—%	1%
Software and subscriptions	785	855	677	(8)%	26%	1%	1%	1%
Other	1,283	1,145	1,190	12%	(4)%	1%	1%	2%
Total sales and marketing expenses	41,897	35,331	33,740	19%	5%	34%	32%	45%

People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to the exit bonuses associated with the acquisition of BonusFinder. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase or otherwise acquire ownership of our ordinary shares. Other expenses include other external service providers.
Sales and marketing expenses increased for the year ended December 31, 2024 as compared to the year ended December 31, 2023 as follows: (i) people costs increased as a result of new hires during the year and increases in year-over-year salaries and bonuses; (ii) external marketing expenses increased as a result of scaling paid social marketing activities; (iii) external content costs decreased due to fewer state launches in North America; (iv) amortization of intangible assets increased as a result of the acquisition of the Freebets.com Assets; and (v) software and subscriptions decreased as a result of a decrease in SAAS subscriptions.
Sales and marketing expenses increased for the year ended December 31, 2023 as compared to the year ended December 31, 2022 as follows: (i) people costs increased as a result of new hires during the year and year-over-year salary and bonus increases; (ii) external marketing costs increased as a result of increased marketing activities; and (iii) amortization of intangible assets decreased as a result of certain intangible assets related to the acquisition of Roto Sports and BonusFinder being fully amortized.
A significant proportion of our sales and marketing expense were denominated in EUR.
Technology Expenses

	Year ended December 31,			Change 2024 to 2023	Change 2023 to 2022	As a Percentage of Revenue
	2024	2023	2022	%	%	2024	2023	2022
People costs	9,543	7,541	5,077	27%	49%	8%	7%	7%
Software and subscriptions	1,569	1,131	671	39%	69%	1%	1%	1%
Amortization of intangible assets	1,278	885	419	44%	111%	1%	1%	1%
Share-based payment expense	183	42	20	336%	110%	—%	—%	—%
Other	1,376	688	577	100%	19%	1%	1%	1%
Total technology expenses	13,949	10,287	6,764	36%	52%	11%	10%	10%
People costs include platform, web, and business intelligence technology functions. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase or otherwise acquire ownership of our ordinary shares. Other expenses include hosting and external service providers.
Growth in technology expenses in the year ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily due to higher people costs as a result of new hires during the year and year-over-year salary and bonus increase, an increase in SAAS subscriptions, as a result of increased headcount and higher amortization of internally generated intangible assets. Other technology expenses increased as a result of the Freebets.com Assets acquisition.
Growth in technology expenses in the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to higher people costs as a result of new hires during the year and year-over-year salary and bonus increase, higher software and subscriptions costs as a result of increased headcount, and higher amortization of internally generated intangible assets.
A significant portion of our technology expenses were denominated in EUR.

General and Administrative Expenses

	Year ended December 31,			Change 2024 to 2023	Change 2023 to 2022	As a Percentage of Revenue
	2024	2023	2022	%	%	2024	2023	2022
People costs	13,108	10,802	7,981	21%	35%	10%	10%	10%
Share-based payment and related expenses	3,839	3,386	2,777	13%	22%	3%	3%	4%
Legal and consultancy fees	3,393	3,901	4,177	(13)%	(7)%	3%	4%	5%
Secondary offering related costs (Note 10)	—	733	—	(100)%	100%	—%	1%	—%
Acquisition related costs	2,151	821	539	162%	52%	2%	1%	1%
Employees’ bonuses related to offering (Note 10)	—	201	—	(100)%	100%	—%	—%	—%
Insurance	417	581	655	(28)%	(11)%	—%	1%	1%
Short-term leases	317	567	441	(44)%	29%	—%	1%	1%
Amortization of right-of-use assets	847	436	401	94%	9%	1%	—%	1%
Depreciation of property and equipment	376	246	190	53%	29%	—%	—%	—%
Software and subscriptions	1,240	959	601	29%	60%	1%	1%	1%
Other	1,957	1,658	1,757	18%	(6)%	2%	1%	2%
Total general and administrative expenses	27,645	24,291	19,519	14%	24%	21%	23%	26%
People costs include our board of directors and executive management, finance, legal and people functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase or otherwise acquire ownership of our ordinary shares. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.
The increase in people costs in the year ended December 31, 2024 as compared to the year ended December 31, 2023 was a result of new hires, year-over-year salary increases and bonus provision increases. Higher acquisition related costs increased in the year ended December 31, 2024 as compared to the year ended December 31, 2023, related to the acquisition of the Freebets.com Assets in April 2024 and the acquisition of Odds Holdings, Inc. completed on January 1, 2025.

The increase in people costs in the year ended December 31, 2023 as compared to the year ended December 31, 2022 was a result of year-over-year salary and bonus increases and new hires.

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
Finance Income and Finance Expense

	Year ended December 31,
	2024	2023	2022
Foreign exchange gain	1,433	375	2,322
Interest income	137	259	—
Total finance income	1,570	634	2,322

Finance expense consists of the following:
Foreign exchange loss	117	1,298	225
Unwinding of deferred consideration	1,289	735	325
Interest expense on lease liabilities	249	165	182
Interest expense on borrowings	1,260	—	464
Other finance results	180	73	103
Total finance expenses	3,095	2,271	1,299
Net finance (loss) / income	(1,525)	(1,637)	1,023
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisitions of the Freebets.com Assets and BonusFinder during the year ended December 31, 2024. The Group expects to incur financial expenses related to the deferred consideration payable in connection with the acquisition of the Freebets.com Assets until March 2025. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction. The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Roto Sports and BonusFinder during the year ended December 31, 2023.

Interest expense on borrowings for the year ended December 31, 2024 is attributable to the Wells Fargo Credit Facility and is recognized under the effective interest method.
Taxation
We are subject to income taxes where we operate. The income tax charge was $3.5 million, $1.9 million and $0.5 million of which $0.6 million is related to a deferred tax charge for the year ended December 31, 2024 and $1.3 million and $1.0 million are related to deferred tax benefit for the years ended 2023 and 2022, respectively. Deferred taxes relate to the difference between the accounting and tax base of intangible assets and carried forward tax losses. As of December 31, 2024 and 2023, we had cumulative carried forward tax losses and other deductible allowances of $59.8 million and $52.4 million, respectively. As of December 31, 2024 and 2023, we had unutilized capital allowances of $36.9 million and $58.7 million, respectively, related to intangible assets.
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

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2024 vs 2023	Change 2023 vs 2022	Change 2024 vs 2023	Change 2023 vs 2022
	2024	2023	2022	%	%	%	%
	(in thousands, USD, unaudited)			(unaudited)		(unaudited)
Net income for the year attributable to the shareholders	30,679	18,260	2,390	68%	664%	69%	640%
Net Income Margin	24%	17%	3%
Net income per share attributable to shareholders, diluted	0.84	0.47	0.06	79%	683%	79%	683%
Adjusted net income for the year attributable to shareholders	42,120	32,207	22,427	31%	44%	31%	39%
Adjusted net income per share attributable to shareholders, diluted	1.16	0.84	0.59	38%	42%	40%	38%
Adjusted EBITDA	48,691	36,715	24,069	33%	53%	33%	48%
Adjusted EBITDA Margin	38%	34%	31%
Cash flows generated by operating activities	37,638	17,910	18,755	110%	(5)%
Free Cash Flow	41,582	23,000	16,389	81%	40%

Adjusted Net Income and Adjusted Net Income Per Share

In the fourth quarter of 2024, we changed our definition of adjusted net income, a non-IFRS financial measure, to net income attributable to equity holders adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, fair value movements related to contingent consideration, unwinding of deferred consideration, amortization expenses related to acquired businesses and assets, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Previously, adjusted net income, a non-IFRS financial measure was defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. We believe this more appropriately reflects the measurement of Adjusted Net Income as it includes adjustments for non-recurring items and significant non-cash items in addition to fair value movements related to contingent consideration and unwinding of deferred consideration.

Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect non-recurring items, significant non-cash items, fair value movements related to the contingent consideration, unwinding of deferred consideration, and acquisition related expenses. See Note 2 of the consolidated financial statements for the year ended December 31, 2024 for a description of the contingent and deferred considerations associated with our acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to adjusted net income attributable to shareholders and adjusted net income per share from net income for the year attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income (Loss) and for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2024 vs 2023	Change 2023 vs 2022	Change 2024 vs 2023	Change 2023 vs 2022
	2024	2023	2022	%	%	%	%
	(in thousands USD, except for per share data, unaudited)			(unaudited)		(unaudited)
Net income for the year attributable to shareholders	30,679	18,260	2,390	68%	664%	69%	640%
Share-based payment and related expense (2)	4,953	3,787	3,214	31%	18%	31%	14%
Fair value movement on contingent consideration (1)	—	6,939	10,852	(100)%	(36)%	(100)%	(38)%
Unwinding of deferred consideration (1)	1,289	735	325	75%	126%	76%	119%
Employees' bonuses related to acquisition (2)	—	368	628	(100)%	(41)%	(100)%	(43)%
Secondary offering related costs (2)	—	733	—	(100)%	100%	(100)%	100%
Employees' bonuses related to offering (2)	—	201	—	(100)%	100%	(100)%	100%
Acquisition related costs (2)	2,151	821	539	162%	52%	163%	47%
Other transaction related costs (2)	110	—	—	100%	—%	100%	—%
Amortization expense related to acquired businesses and assets (2)	3,246	461	4,680	604%	(90)%	607%	(90)%
Tax effect of the adjusting costs (2)	(308)	(98)	(201)	214%	(51)%	214%	(53)%
Adjusted net income for the year attributable to shareholders	42,120	32,207	22,427	31%	44%	31%	39%
Net income per share attributable to shareholders, basic	0.85	0.49	0.07	73%	600%	73%	600%
Effect of adjustments for share-based payment and related expense, basic	0.14	0.10	0.09	40%	11%	40%	11%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.19	0.30	(100)%	(37)%	(100)%	(39)%
Effect of adjustments for unwinding on deferred, basic	0.04	0.02	0.01	100%	100%	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.01	0.02	(100)%	(50)%	(100)%	(50)%
Effect of adjustments for secondary offering related costs, basic	0.00	0.02	0.00	(100)%	100%	(100)%	100%
Effect of adjustments for employees' bonuses related to offering, basic	0.00	0.01	0.00	(100)%	100%	(100)%	100%
Effect of adjustments for acquisition related costs, basic	0.06	0.02	0.02	200%	—%	200%	—%
Effect of adjustments for other transaction related costs, basic	0.00	0.00	0.00	—%	—%	—%	—%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.09	0.01	0.13	800%	(92)%	800%	(92)%
Effect of tax adjustments, basic	(0.01)	0.01	(0.01)	(200)%	(200)%	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	1.17	0.87	0.63	34%	38%	36%	34%
Net income per share attributable to ordinary shareholders, diluted	0.84	0.47	0.06	79%	683%	79%	683%
Adjusted net income per share attributable to shareholders, diluted	1.16	0.84	0.59	38%	42%	40%	38%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
(2) Tax effect of adjusting costs is computed on secondary offering costs and related bonuses to employees; other transaction related costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period as disclosed in Note 22.

Adjusted net income attributable to shareholders presented above for the years ended December 31, 2023 and 2022 have been recast by $5.9 million and $8.2 million respectively to adjust for the impact of share-based payment and related expense, secondary offering related costs, employees’ bonuses relating to offering, acquisition related costs, amortization expense related to acquired businesses and assets and the related tax effect of the adjusting costs, as applicable.

The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Year ended December 31,
	2024	2023	2022
Weighted-average number of ordinary shares, basic	36,034,115	37,083,262	35,828,204
Weighted-average number of ordinary shares, diluted	36,337,349	38,542,166	38,212,108

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

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the year attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income (Loss) for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2024 vs 2023	Change 2023 vs 2022	Change 2024 vs 2023	Change 2023 vs 2022
	2024	2023	2022	%	%	%	%
	(in thousands, USD, unaudited)			(unaudited)		(unaudited)
Net income for the year attributable to shareholders	30,679	18,260	2,390	68%	664%	69%	640%
Add back (deduct):
Interest expenses on borrowings and lease liability	1,509	165	646	815%	(74)%	820%	(75)%
Interest income	(137)	(259)	—	(47)%	100%	(47)%	100%
Income tax charge	3,471	1,881	510	85%	269%	85%	257%
Depreciation expense	376	246	190	53%	29%	53%	26%
Amortization expense	5,426	1,842	6,769	195%	(73)%	196%	(74)%
EBITDA	41,324	22,135	10,505	87%	111%	88%	104%
Share-based payment and related expense	4,953	3,787	3,214	31%	18%	31%	14%
Fair value movement on contingent consideration	—	6,939	10,852	(100)%	(36)%	(100)%	(38)%
Unwinding of deferred consideration	1,289	735	325	75%	126%	76%	119%
Foreign currency translation (gains) losses, net	(1,316)	923	(2,097)	(243)%	(144)%	(243)%	(143)%
Other finance results	180	73	103	147%	(29)%	148%	(31)%
Secondary offering related costs	—	733	—	(100)%	(100)%	(100)%	100%
Employees' bonuses related to offering	—	201	—	(100)%	(100)%	(100)%	100%
Other transaction related costs	110	—	—	100%	—%	100%	—%
Acquisition related costs (1)	2,151	821	539	162%	52%	163%	47%
Employees' bonuses related to acquisition	—	368	628	(100)%	(41)%	(100)%	(43)%
Adjusted EBITDA	48,691	36,715	24,069	33%	53%	33%	48%
(1)The acquisition costs are related to completed and prospective business combinations of the Group.

Adjusted EBITDA increased 33% to $48.7 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by growth in revenue and decreased cost of sales, partly offset by increased sales and marketing, technology, and general and administrative expenses. In constant currency, Adjusted EBITDA increased by $12.2 million, or 33%.

Below is the Adjusted EBITDA Margin calculation for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2024 vs 2023	Change 2023 vs 2022	Change 2024 vs 2023	Change 2023 vs 2022
	2024	2023	2022	%	%	%	%
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)			(unaudited)		(unaudited)
Revenue	127,182	108,652	76,507	17%	42%	18%	38%
Adjusted EBITDA	48,691	36,715	24,069	33%	53%	33%	48%
Adjusted EBITDA Margin	38%	34%	31%

Adjusted EBITDA margin increased from 34% to 38% for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily driven by the growth in revenue and decreased cost of sales from media partnerships exceeding the growth in operating expenses.

Adjusted EBITDA margin increased from 31% to 34% for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by the growth in revenue exceeding the growth in operating expenses, partly offset by growth in cost of sales from new media partnerships.

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, we changed our definition of free cash flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. We believe this more appropriately reflects the measurement of free cash flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.
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
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the year specified, which excludes capital expenditures related to the acquisition of intangible assets, in line with the change in the definition of free cash flow, as discussed above:

	Year ended December 31,			Change 2024 vs 2023	Change 2023 vs 2022
	2024	2023	2022	%	%
	(in thousands, USD, unaudited)			(unaudited)
Cash flows generated by operating activities	37,638	17,910	18,755	110%	(5)%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	4,621	—	(100)%	100%
Payment of deferred consideration	7,156	2,897	—	147%	100%
Adjustment for items presented in investing activities:
Capital Expenditures (1):
Acquisition of property and equipment	(1,326)	(451)	(330)	194%	37%
Capitalization of internally developed intangibles	(1,886)	(1,977)	(2,036)	(5)%	(3)%
Free Cash Flow	41,582	23,000	16,389	81%	40%
(1) Capital Expenditures for Free Cash Flow purposes are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above. Capital expenditures presented above for the years ended December 31, 2023 and 2022 have been recast to exclude cash flows related to acquisition of intangible assets of $6.9 million and $7.0 million, respectively.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income (loss) from EUR to USD by translating financial data for the year ended December 31, 2023 using the same foreign currency exchange rates that we used to translate financial data for the year ended December 31, 2024.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations – Year ended December 31, 2024 with year ended December 31, 2023” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note – 2 Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the Consolidated Financial Statements included elsewhere in this annual report. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk – Transaction Exposure Sensitivity” for additional information.

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

	Year Ended December 31,			Change 2024 vs 2023	Change 2023 vs 2022
	2024	2023	2022	%	%
	(in thousands, unaudited)			(unaudited)
New Depositing Customers	479	425	273	13%	56%
The increase in NDCs for the year ended December 31, 2024 compared to December 31, 2023, demonstrates the growth in the business, related to casino products, partly offset by a decline in NDC’s from sports products due to fewer state launches and less traffic from media partnerships. As such, we believe this is a meaningful metric in evaluating our operating performance.

B.    LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations and borrowings. As of December 31, 2024 and 2023, our cash deposited in banks was $13.7 million and $25.4 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of December 31, 2024, we had $25.0 million available under the Wells Fargo Credit Facility. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and the continued development of our platform.

We estimate based on cash on hand, cash generated from operations and availability under the Wells Fargo Credit Facility that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our consolidated financial statements.

Wells Fargo Amended and Restated Credit Agreement
On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells

Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25 million term loan and a $25 million revolving credit facility that was to mature on March 19, 2027.

Subsequent to year end, effective January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement to, among other items, for the following: (x) the credit facility increased from $100 million to $165 million, consisting of a revolving credit facility of $90 million (the “Revolving Credit Facility”) and a term loan of $75 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10 million to $50 million. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are expected to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Amended and Restated Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Amended and Restated Credit Agreement..

The foregoing description of the Wells Fargo Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Wells Fargo Amended and Restated Credit Agreement, which is filed as Exhibit 4.8 to this annual report, and the full text of Amendment No. 1, which is filed as Exhibit 4.9 to this annual report.

As of December 31, 2024, the amount outstanding on the Term Loan amounted to $22.9 million. As of December 31, 2024, $25.0 million was available under the Revolving Credit Facility. On January 1, 2025, the Company borrowed $12.0 million under the Revolving Credit Facility and an additional $51.6 million under the Term Loan to settle the initial consideration related to the acquisition of Odds Holdings, Inc.

Working Capital

Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables, trade and other payables, deferred consideration amounts payable mainly in relation to the acquisition of the Freebet.com Assets and the current portion of the Wells Fargo Credit Facility. As of December 31, 2024, the Company had a positive working capital of $5.2 million compared to a positive working capital of $14.6 million as of December 31, 2023. The change in working capital is primarily due to the cash outflow for the settlement of deferred consideration liabilities in relation to the 2022 acquisitions of RotoWire and BonusFinder, the initial payments for the acquisition of the Freebets.com Assets and share repurchases, partially offset by cash generated by operations, and borrowings drawn under the Wells Fargo Credit Facility. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the date of this annual report.
Cash Flow Analysis
The following table summarizes our cash flows for the year indicated:

	Year ended December 31,
	2024	2023	2022
	(in thousands, USD)
Cash flows generated by operating activities	37,638	17,910	18,755
Cash flows used in investing activities	(43,842)	(19,474)	(32,699)
Cash flows used in financing activities	(5,244)	(3,143)	(7,310)
Net movement in cash and cash equivalents	(11,448)	(4,707)	(21,254)

Cash Flows Generated by Operating Activities

Cash flows generated by operating activities increased by $19.7 million, or 110%, to $37.6 million for the year ended December 31, 2024 from $17.9 million for the year ended December 31, 2023, primarily due to the increase in net income as discussed in “Results of Operations” above and improvement in collection of accounts receivable.

Cash flows generated by operating activities decreased by $0.8 million, or 5%, to $17.9 million for the year ended December 31, 2023 from $18.8 million for the year ended December 31, 2022. The fluctuations in net cash generated by operating activities is the result of an increase in income before tax of $17.2 million which was offset by the 2023 contingent consideration payment of $4.6 million and 2023 deferred consideration payment of $2.9 million, both related to the BonusFinder acquisition in 2022.

Cash Flows Used in Investing Activities

Cash flows used in investing activities of $43.8 million during the year ended December 31, 2024 was the result of the initial payment of $20.0 million and the deferred consideration payment of $9.5 million, both related to the acquisition of the Freebets.com Assets, the final deferred consideration payment of $4.5 million in relation to the 2022 RotoWire acquisition, and the final deferred consideration of $5.6 million in relation to the 2022 BonusFinder acquisition. During the year ended December 31, 2024, the acquisition of property and equipment was $1.3 million due to investments in new office equipment for the new offices in the United States and Malta. During the year ended December 31, 2024, the investments in internally developed intangibles amounted to $1.9 million. During the year ended December 31, 2024, interest received from short term deposits placed with banks amounted to $0.1 million.

Cash flows used in investing activities of $19.5 million during the year ended December 31, 2023, was the result of payments of deferred consideration of $2.4 million in relation to 2022 RotoWire acquisition and $2.5 million in relation to the 2022 BonusFinder acquisition; payment of contingent consideration of $5.6 million in relation to the 2022 BonusFinder acquisition. Additionally, during the year ended December 31, 2023, investments in the purchase of intangible assets, including domain names, and capitalized software development costs, was $6.8 million and $2.0 million, respectively. During the year ended December 31, 2023, the acquisition of property and equipment amounted to $0.5 million. During the years ended December 31, 2023, interest received from short term deposits placed with banks amounted to $0.3 million.

Cash flows used in investing activities of $32.7 million during the year ended December 31, 2022, was the result of the initial payments for the acquisitions of Roto Sports and BonusFinder totaling $23.4 million (net of cash acquired). Additionally, during the year ended December 31, 2022, investments in the purchase of intangible assets, including domain names, and capitalized software development costs, was $6.9 million and $2.0 million, respectively. During the year ended December 31, 2022, the acquisition of property and equipment amounted to $0.3 million.

Cash Flows Used in Financing Activities

Cash flows used in financing activities of $5.2 million in 2024 was the result of proceeds received from exercise of share options of $1.5 million, issue of ordinary shares of $0.2 million, interest payments attributable to deferred consideration for business combinations of $1.3 million, interest payments attributable to deferred consideration for intangible assets acquired of $0.5 million, repurchase of common shares of $27.1 million, term loan borrowings of $45.6 million (gross of fees paid for financing of $0.8 million), interest paid on borrowings of $0.9 million, repayment of borrowings of $21.1 million and rent payments for long-term leases of $0.9 million. Long-term lease payments are presented as part of financing cash flows as a result of application of IFRS 16 and comprised of principal paid of $0.7 million and interest paid of $0.2 million.
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

Intellectual Property

We consider our trademarks and domain names critical to our success. We currently hold rights to the Gambling.com, Casinos.com, Bookies.com, Freebets.com, RotoWire.com, OddsJam.com and OpticOdds.com domain names and a portfolio of other domain names suitable for targeting multiple jurisdictions, including most

U.S. states. We also have certain registered trademarks that are important to our brand, such as the combined mark, Gambling.com. We primarily rely on a combination of trademark, copyright, and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights.

As of December 31, 2024, we owned 17 trademarks and over 1,800 domains.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers, and directors as of the date of this annual report:

NAME	AGE	POSITION
Executive officers
Charles Gillespie	41	Chief Executive Officer, Co-Founder and Chairman of the Board of Directors
Kevin McCrystle	41	Chief Operating Officer, Co-Founder and Director
Elias Mark	44	Chief Financial Officer
Ellen Monaghan	40	Senior Vice President, People
Directors
Susan Ball	63	Director (1)(2)(3)
Fredrik Burvall	52	Director (1)(3)
Gregg Michaelson	59	Director (2)
Pär Sundberg	52	Director (2)(3)
Michael Quartieri	55	Director(1)
(1)Member of our audit committee.
(2)Member of our compensation committee.
(3)Member of our nominating and corporate governance committee.

Executive Officers

Charles Gillespie is our Chief Executive Officer, Co-Founder and Chairman of the board of directors. Mr. Gillespie has held the position of Chief Executive Officer since the Company’s inception in 2006 and Chairman of the board of directors since May 2024. Throughout his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and U.S. Under his leadership, the Company has prioritized technological investments and has completed six acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Arts degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill.

Kevin McCrystle is our Chief Operating Officer and Co-Founder, positions he has held since 2007, and a director since May 2024. Through his tenure, Mr. McCrystle has developed and implemented strategies for product, marketing, content, sales, and integration of key acquisitions. Since July 2016, he has served as a director of GDC Media Limited (Ireland), a subsidiary of the Company. Mr. McCrystle holds a Bachelor of Arts degree in Political Science and Philosophy from University of North Carolina at Chapel Hill.

Elias Mark is our Chief Financial Officer of Gambling.com Group Limited, a position he has held since 2016. Mr. Mark leads the Company’s finance, investor relations and legal functions. Through his tenure Mr Mark has led the Company through multiple debt and equity raises including the Company’s IPO, has helped develop and implement the Company’s organic and acquired growth strategies and has scaled key functions and policies to support the Company’s growth. Prior to joining the Company, Mr. Mark served as chief financial officer of Whispr Group, a social media analytics firm, founding partner at Ampezzo Capital, a technology and internet focused private equity firm, and non-executive director at Nöjesguiden, Highlight Media Group and WebGuide Partner. Mr. Mark holds a Master of Arts degree in Management from the University of St. Andrews and is an associate of Chartered Institute for Securities & Investment.

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

Directors

Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as a member of the board of directors at Games Global Limited, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sports betting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.

Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at Beyond Frames AB (Plc), K33 AB (Plc) and Cherry With Friends AB, and as a board member at Znipe Esport AB and Movs Technology Group AB. Mr. Burvall is also the Chief Executive Officer/

Owner at The Networked Nation—tNN AB, where he has served in that role since May 2017. Mr. Burvall also previously served as Chairman of the Board of Speqta AB (Plc) and M.O.B.A. Network AB (Plc), and a board member of Enteractive Ltd and Aspire Global (Plc). Mr. Buvall also served in several roles at Cherry AB (Plc), including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Final Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University.

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

Michael Quartieri has served as a director since June 2022. Mr. Quartieri currently serves as the Chairman of the board of directors and Chief Executive Officer of RumbleOn, Inc. Mr. Quartieri had been the Chief Financial Officer of Dave & Buster’s Entertainment, Inc. from January 2022 until June 2024. Prior to his position at Dave & Buster’s Entertainment, Inc., Mr. Quartieri served as Executive Vice President, Chief Financial Officer and Corporate Secretary of LiveOne, Inc. from November 2020 until December 2021. Prior to his tenure at LiveOne, Inc., Mr. Quartieri served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary at Scientific Games from November 2015 until June 2020. Prior to that Mr. Quartieri spent nine years with Las Vegas Sands Corp. in multiple roles ending as Senior Vice President, Chief Accounting Officer and Global Controller, and 13 years at Deloitte & Touche. He earned a Bachelor of Science and Master of Accounting degrees from the University of Southern California and is a Certified Public Accountant.

B.     COMPENSATION

The aggregate compensation incurred, including share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers, with respect to the year ended December 31, 2024 and 2023 was $7.2 million and $6.3 million, respectively.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

Equity Incentive Plans

We grant stock options, restricted share units and warrants to incentivize employees and other service providers under our equity incentive plans. As of December 31, 2024, there were options to purchase 1,165,918 ordinary shares and 611,831 restricted share units outstanding under our Amended and Restated 2020 Stock Incentive Plan, or the Amended and Restated 2020 Plan, described below. The outstanding options under the Amended and Restated 2020 Plan have a weighted average exercise price of $8.32 per ordinary share and typically vest over four years as follows: 25% of the options vest on the first anniversary of the grant date, with 1/48th of the total number of options vesting monthly thereafter, in each case, subject to the grantee’s continued employment or service with us on each vesting date. The options expire between November 2027 and January 2032. The outstanding RSUs vest 25% annually over a 4-year period. We have also granted 10-year performance awards to our Co-Founders totaling 4,056,770 options, subject to performance vesting, to purchase ordinary shares. As of December 31, 2024, the performance conditions were not achieved. See “Senior Executive Officer Performance Option Awards” below for additional information.

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
Exercise Price. The exercise price of the Performance Option Awards is $8.00 per share, which was the initial public offering price of the Company’s ordinary shares on the Nasdaq Global Market.

Award Vesting / Milestones. Each of the 12 tranches of the Performance Option Awards vests upon certification by the board of directors that each of the Market Capitalization Milestone (as defined below) for such tranche has been met. There are 12 Market Capitalization Milestones, each one requiring an incremental increase in the Company’s market capitalization. The first Market Capitalization Milestone is $500 million and increases in $500 million increments thereafter (each, a “Market Capitalization Milestone”). To meet all 12 Market Capitalization Milestones, the Company will have to add approximately $5.5 billion to its current market capitalization. Except in a change in control situation, measurement of the Market Capitalization Milestones is based on both (i) a six-calendar month trailing average of the Company’s share price as well as (ii) a 30-calendar day trailing average of the Company’s share price, in each case based on trading days only, and therefore requires sustained market capitalization appreciation to be met.

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

In accordance with our amended and restated memorandum and articles of association, our board of directors is divided into three classes, each consisting of an equal number of directors to the maximum extent possible and serving for a three-year term. Each of our directors retires from office at the annual meeting at which their class’s term expires but is eligible for reappointment by ordinary resolution at such annual general meeting. In each case where a director is re-appointed, the director shall be entitled to serve until the annual general meeting of shareholders three years later. At the third annual general meeting of shareholders, where a director is re-appointed, they shall be entitled to serve until the third annual general meeting falling after the third annual general meeting. At each succeeding annual general meeting following the third annual general meeting, directors shall be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting. If a vacated office is not filled, the retiring director, if willing to act, shall be deemed to be re-elected, unless at the meeting a resolution is passed not to fill the vacancy or to elect another person in his or her place or unless the resolution to re-elect such director is put to the meeting and lost.

Our directors are divided among the three classes as follows:

▪the Class I directors are Susan Ball and Fredrik Burvall, and their terms will expire at the annual general meeting of shareholders to be held in 2025;
▪the Class II directors are Gregg Michaelson and Pär Sundberg, and their terms will expire at our annual meeting of shareholders to be held in 2026; and
▪the Class III directors are Charles Gillespie, Kevin McCrystle and Michael Quartieri, and their terms will expire at our annual meeting of shareholders to be held in 2027.

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

Insurance and Indemnification of Directors and Officers

To the extent permitted by the Jersey Companies Law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We have directors and officers liability insurance for the benefit of our office holders and pay all premiums thereunder. We have entered into an indemnification agreement with each of our directors and executive officers.

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

D.    EMPLOYEES

Our goal is to attract and retain highly qualified and motivated personnel. We promote meritocracy, equality, and non-discrimination in the workplace. As of December 31, 2024, over 50 different nationalities were represented in our workforce. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Our employees in Finland are a party to the Collective Agreement of the IT Service Sector, dated March 3, 2023, a collective bargaining agreement entered into by certain technology industry employer and employee federations in Finland.

No employees outside of Finland are parties to any collective bargaining agreements or represented by labor unions.

As of December 31, 2024, 2023 and 2022, the Group had 555, 489 and 395 employees, respectively. The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year ended December 31,
	2024	2023	2022
Executive director	2	1	1
Non-executive directors	5	6	6
Sales and marketing employees	322	284	191
Technology employees	121	105	91
General and administrative employees	73	55	57
	523	451	346

The following table describes our average number of employees by geographic location:

	Year ended December 31,
	2024	2023	2022

Americas	168	182	136
Europe	355	269	210
	523	451	346
E.    SHARE OWNERSHIP

The total number of ordinary shares beneficially owned by our directors and executive officers as of March 17, 2025 was 7,091,107, which represents 18% of our total shares. See table in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of March 17, 2025 by (i) each person or entity known by us to beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.
Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable and RSUs vesting within 60 days and of March 17, 2025, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Gambling.com Group Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX.
As of March 17, 2025, we had 23 holders of record of our ordinary shares, of which 16 holders are in the United States. These shareholders held in the aggregate 62% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

NAME OF BENEFICIAL OWNER	NUMBER	%
5% Shareholders:
Mark Blandford(1)	7,915,876	22.2%
Edison Partners IX, LP(2)	2,563,342	7.2%
Executive officers and directors:
Charles Gillespie(3)	4,563,190	12.8%
Kevin McCrystle	1,094,462	3.1%
Elias Mark	1,109,642	3.1%
Ellen Monaghan	1,639	*
Susan Ball	161,710	*
Fredrik Burvall	57,782	*
Pär Sundberg	62,578	*
Michael Quartieri	40,104	*
All executive officers and directors as a group (8 persons):	7,091,107	18.6%
(1)Based on information reported on a Schedule 13G/A filed on November 14, 2024, consists of (i) 1,422,536 ordinary shares held of record by Mr. Blandford and (ii) 7,524,000 ordinary shares held by Boatside Investments. Mr. Blandford controls voting, dispositive and investment power with respect to the ordinary shares held by Boatside Investments and therefore may be deemed to beneficially own the ordinary shares held by Boatside Investments. Additionally, Mr. Blandford has 19,340 stock options currently exercisable or exercisable within 60 days of March 17, 2025.
(2)Edison IX GP LLC is the general partner of Edison Partners IX, LP and controls voting, dispositive and investment power with respect to the ordinary shares held by Edison Partners IX, LP. Christopher Sugden, Ryan Ziegler, Thomas Vander Schaaff, Michael Kopelman and Lenard Marcus are the managing members of Edison IX GP LLC, and Mr. Sugden is also the managing partner of Edison IX GP LLC. Each of Mr. Sugden, Mr. Ziegler, Mr. Vander Schaaff, Mr. Kopelman and Mr. Marcus may be deemed to have voting and dispositive power over the ordinary shares held by Edison Partners IX, LP and disclaims any such beneficial ownership other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address for Edison Partners IX, LP is 281 Witherspoon Street, Princeton, NJ 08540. Edison Partners IX, LP holds 2,493,875 ordinary shares and has 69,467 stock options currently exercisable or exercisable within 60 days of March 17, 2025.
(3)Based on information reported on a Schedule 13G/A filed on February 18, 2025, consists of (i) 150,000 ordinary shares held of record by Mr. Gillespie and (ii) 4,390,433 ordinary shares held by Praetorium Limited. Mr. Gillespie controls voting, dispositive and investment power with respect to the ordinary shares held by Praetorium Limited and therefore may be deemed to beneficially own the ordinary shares held by Praetorium Limited. Additionally, Mr. Gillespie holds 22,757 RSUs vesting within 60 days of March 17, 2025..

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

The foregoing description of the NDCH Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 4.5 to this annual report. The foregoing description of the NDCH Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the NDCH Purchase Agreement.

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25 million term loan and a $25 million revolving credit facility that was to mature on March 19, 2027.

Effective January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement to, among other items, for the following: (x) the credit facility increased from $100 million to $165 million, consisting of a revolving credit facility of $90 million (the “Revolving Credit Facility”) and a term loan of $75 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10 million to $50 million. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are expected to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Amended and Restated Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Amended and Restated Credit Agreement.

The foregoing description of the Wells Fargo Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Wells Fargo Amended and Restated Credit Agreement, which is filed as Exhibit 4.8 to this annual report, and the full text of Amendment No. 1, which is filed as Exhibit 4.9 to this annual report.

Freebets.com Asset Purchase Agreement

On March 21, 2024, our wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, entered into an Asset Purchase Agreement (the “Freebets.com Asset Purchase Agreement”) with XLMedia PLC and XL Media Publishing Limited, as sellers, to acquire Freebets.com and related assets (the “Freebets.com Assets”). The acquisition closed on April 1, 2024.

We acquired these assets for a total consideration of between $37.5 million and $42.5 million, consisting of $20.0 million paid at closing, $10 million paid on the date of the six-month anniversary of closing, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, subject to revenue performance of the Freebets.com Assets during 2024. The total consideration payable on April 1, 2025 is $11.2 million.

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

The foregoing description of the Freebets.com Asset Purchase Agreement is qualified in its entirety by reference to the full text of the Freebets.com Asset Purchase Agreement, which is filed as Exhibit 4.10 to this annual report.

OddsJam Merger Agreement

On January 1, 2025, we completed our acquisition (the “OddsJam Acquisition”) of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to the Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the stockholders of Odds Holdings (the “OH Stockholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary.

Pursuant to the OddsJam Merger Agreement, we acquired Odds Holdings for an aggregate purchase price equal to (i) $80.0 million, paid at closing on January 1, 2024 (“Closing”) through a combination of (a) $70.0 million in cash (net of holdback and sellers transaction expenses paid, and being subject to adjustments for cash, working capital and indebtedness, among other factors) and (b) $10.0 million in the Company’s ordinary shares (“Ordinary Shares”) issued at Closing (the “Closing Share Consideration”), plus (ii) future earnout payments of up to $80.0 million (the “Earnout Consideration”). The amount of the Earnout Consideration will be based on certain Adjusted EBITDA metrics of the Odds Holdings business during the calendar years of 2025 and 2026, in each case, payable following the end of the applicable measurement period. We may elect, at our sole discretion, to pay up to 50% of such Earnout Consideration in our Ordinary Shares (the “Earnout Share Consideration”), with the remaining portion to be paid in cash.

The foregoing description of the OddsJam Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the OddsJam Merger Agreement, which is filed as Exhibit 4.11 to this annual report.

OddsJam Registration Rights Agreement

In connection with the terms of the OddsJam Merger Agreement, we also entered into a registration rights agreement, dated January 1, 2025 (the “OddsJam Registration Rights Agreement”), with certain of the OH Stockholders that provides, among other things, that the Company (a) will no later than 180 days after Closing, subject to certain conditions, file with the U.S. Securities and Exchange Commission a shelf registration statement registering for resale the Ordinary Shares comprising the Closing Share Consideration, to be amended or supplemented to include any Earnout Share Consideration, and (b) grants the OH Shareholders certain customary piggyback rights with respect to registered underwritten offerings. We will pay certain expenses of the parties incurred in connection with the exercise of their rights under the OddsJam Registration Rights Agreement and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto.

The foregoing description of the OddsJam Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the OddsJam Registration Rights Agreement, which is filed as Exhibit 4.12 to this annual report.

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
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.
The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure as at December 31, 2024 and 2023 are shown in Note 3 to our consolidated financial statements.
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
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the years ended December 31, 2024, 2023, and 2022. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase in Net Income Before Tax:	USD	GBP
December 31, 2024	2,610	519
December 31, 2023	1,410	171
December 31, 2022	479	706
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. Our exposure to interest rate risk as of December 31, 2024 arises from borrowings at variable rates. We regularly monitor our interest rate risk and consider it to not be significant in the context of profits generated from our ongoing operations.
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
The following table presents our future material cash requirements as of December 31, 2024 (in thousands, USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
As of December 31, 2024
Deferred consideration	11,487	—	—	11,487
Term loan and interest (1)	5,165	4,804	16,612	26,581
Lease liability	1,213	1,188	3,571	5,972
Trade and other payables	5,028	—	—	5,028
Total	22,893	5,992	20,183	49,068

(1) The amounts above include contractual interest obligations for floating rate borrowings as at December 31, 2024 based on the amortization schedule for such borrowings and the interest rate as at December 31, 2024.

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
None.

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

Based on such evaluation, as a result of the material weakness in internal control over financial reporting that is described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2024.
Management has determined that the Company has the following material weakness in its internal control over financial reporting:

Control Activities – Management did not have adequate effective controls over elements of its internal control environment, as follows:

a.Ineffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement.

Throughout 2024, we continued the process of, and we remain focused on, designing and implementing effective internal controls to remediate this material weakness. Our remediation efforts include the following:
a.Continuing to enhance and formalize our accounting and business operations policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
b.Continuing to enhance the revenue reporting processes through our ERP system and leveraging opportunities to further automate revenue data processing.
These actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting.

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

D. Changes in Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm previously identified material weaknesses in our internal control environment over financial reporting as of December 31, 2023 relating to ineffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement close process.
During 2024, as part of our commitment to implement remediation plans, we put in place the following new systems, resources, processes and controls:

(a) Continued to enhance and formalize our accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.

(b) Enhanced the revenue reporting processes through our ERP system leveraging opportunities to further automate revenue data processing.

While Management has been actively engaged in designing and implementing new controls to remediate the material weaknesses identified in the prior year, there continues to be a material weakness as described above in internal controls over financial reporting as of December 31, 2024.

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
ITEM 16B. CODE OF ETHICS
We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.gambling.com/

corporate. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will be required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
BDO LLP has served as our independent registered public accounting firm for years ended December 31, 2024 and 2023. Our accountant’s fees for professional services are as follows:

	Year ended December 31,
	2024	2023
	(in thousands, USD)
Audit fees	1,241	1,311
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	1,241	1,311
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share repurchase program
In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10.0 million of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10.0 million of the Company ordinary shares for a total authorization of $40.0 million since inception.

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

Below are the purchases during the three months ended December 31, 2024:

Period	Number of Shares	Average Purchase Price Paid	Number of Shares Purchases Under a Publicly Announced Plan or Program	Maximum Amount That May Be Purchased Under the Announced Plan or Program (in thousands)
October 2024	379,223	9.83	3,181,576	$1,054
November 2024	107,089	9.70	3,288,665	$10,000
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, as a component of our Corporate Code of Business Ethics and Conduct, which applies to all of the Company’s directors, officers and employees, together with all contractors and consultants of the Company, as well as their family members, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

A copy of the Insider Trading Policy, adopted June 22, 2021, and amended on September 29, 2022, and further amended on September 18, 2023, is filed as Exhibit 11.1 to this annual report.

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

We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity program is designed to be aligned with applicable industry standards and is assessed annually by independent third-party auditors. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents. These include, among other things: annual and ongoing security awareness training for employees; mechanisms to detect and monitor unusual network activity; and containment and incident response tools. We actively engage with industry groups for benchmarking and awareness of best practices. We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers.

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

During 2024, we completed our ISO 27001:2022 certifications and started the process of recertification in Cyber Security Essentials and Cyber Security Essentials Plus.

Our cybersecurity program is under the daily management of our Cyber Security Manager (“CSM”), appointed in 2024. The CSM reports to the Director of IT Infrastructure & Security (“DIS”), who is responsible for overseeing security and technical audits. The DIS, in turn, reports to our Vice President of Technology (“VPT”). The DIS ensures comprehensive monitoring of prevention, detection, mitigation, and remediation efforts through regular communication, reporting, independent industry expert advice, technological tools, and third-party audit results. Both the DIS (since 2022) and CSM have extensive experience in assessing and managing cybersecurity programs and risks. We have established an escalation process to promptly inform senior management and the board of directors of material cybersecurity issues.

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
Share Purchase Agreement dated January 31, 2022 among Gambling.com Group Limited, GDC Malta Limited, all of the shareholders of NDC Holding Limited, and solely for certain provisions of such agreement, Finder Media B.V. (incorporated by reference to Exhibit 4.6 filed with the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

4.6
Agreement dated June 30, 2023 among Gambling.com Group Limited, GDC Malta Limited, and all of the shareholders of NDC Holding Limited (incorporated by reference to Exhibit 4.7 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2024)

4.7≠
Credit Agreement dated as of March 19, 2024 among GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, and Wells Fargo Bank, National Association, as lender (incorporated by reference to Exhibit 4.8 filed with the Registrant;s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2024)

4.8≠
Amended and Restated Credit Agreement dated as of January 1, 2025 among GDC Media Limited, GDC America, Inc. and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 99.1 filed with the Registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 5, 2025)

4.9≠
Amendment No. 1 to Amended and Restated Credit Agreement dated February 28, 2025 among GDC Media Limited, GDC America, Inc. and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 99.2 filed with the Registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 5, 2025)

4.10≠
Asset Purchase Agreement dated March 21, 2024 between XL Media PLC and XL Media Publishing, as sellers, and GDC Media Limited and GDC UKGB Limited, as purchasers (incorporated by reference to Exhibit 4.9 filed with the Registrant’s Annual Report on Form 20-F filed on March 21, 2024)

4.11≠
Agreement and Plan of Merger, dated as of December 12, 2024, by and among Gambling.com Group Limited, Odyssey Merger Corp., Odds Holdings, Inc., and Shareholder Representative Services LLC (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Current Report on Form 6-K filed on December 13, 2024)

4.12*≠	Registration Rights Agreement, dated as of January 1, 2025, by and among Gambling.com Group Limited and former stockholders of Odds Holdings, Inc. party thereto
8.1*	List of Subsidiaries
11.1*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO LLP, independent registered public accounting firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 filed with the Registrant’s Annual Report of Form 20-F filed on March 21, 2024)
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

Company Name

Date: March 20, 2025	By:	/s/ Charles Gillespie
	Name:	Charles Gillespie
	Title:	Chief Executive Officer (Principal Executive Officer)

GAMBLING.COM GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Gambling.com Group Limited
St Helier, Channel Island of Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gambling.com Group Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
London, United Kingdom
March 20, 2025

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(USD in thousands, except per share amounts)

		Years ended December 31,
	NOTE	2024	2023	2022
Revenue	18	127,182	108,652	76,507
Cost of sales		(7,536)	(9,112)	(2,959)
Gross profit		119,646	99,540	73,548
Sales and marketing expenses	19	(41,897)	(35,331)	(33,740)
Technology expenses	19	(13,949)	(10,287)	(6,764)
General and administrative expenses	19	(27,645)	(24,291)	(19,519)
Movements in credit losses allowance and write-offs	3	(480)	(914)	(796)
Fair value movement on contingent consideration	19	—	(6,939)	(10,852)
Operating profit		35,675	21,778	1,877
Finance income	20	1,570	634	2,322
Finance expenses	20	(3,095)	(2,271)	(1,299)
Income before tax		34,150	20,141	2,900
Income tax charge	22	(3,471)	(1,881)	(510)
Net income for the year attributable to shareholders		30,679	18,260	2,390
Other comprehensive (loss) income
Exchange differences on translating foreign currencies		(6,605)	2,868	(4,793)
Total comprehensive income (loss) for the year attributable to the shareholders		24,074	21,128	(2,403)
Net income per share attributable to shareholders, basic	21	0.85	0.49	0.07
Net income per share attributable to shareholders, diluted	21	0.84	0.47	0.06
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Financial Position
(USD in thousands)

		December 31,
	NOTE	2024	2023
ASSETS
Non-current assets
Property and equipment	5	1,833	908
Right-of-use assets	6	4,632	1,460
Intangible assets	7	130,811	98,000
Deferred tax asset	17	6,418	7,134
Total non-current assets		143,694	107,502
Current assets
Trade and other receivables	8	21,160	21,938
Cash and cash equivalents	9	13,729	25,429
Total current assets		34,889	47,367
Total assets		178,583	154,869
EQUITY AND LIABILITIES
Equity
Share capital	10	—	—
Capital reserve	11	78,037	74,166
Treasury shares	10	(29,998)	(3,107)
Share-based compensation reserve	12	10,624	7,414
Foreign exchange translation deficit		(10,812)	(4,207)
Retained earnings		75,337	44,658
Total equity		123,188	118,924
Non-current liabilities
Lease liability	6	3,819	1,190
Deferred tax liability	17	2,258	2,008
Borrowings	14	19,582	—
Total non-current liabilities		25,659	3,198
Current liabilities
Trade and other payables	16	10,205	10,793
Deferred income	18	2,616	2,207
Deferred consideration	15	11,277	18,811
Other liability		—	308
Borrowings and accrued interest	14	3,349	—
Lease liability	6	1,213	533
Income tax payable	22	1,076	95
Total current liabilities		29,736	32,747
Total liabilities		55,395	35,945
Total equity and liabilities		178,583	154,869
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Changes In Equity
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE-BASED COMPENSATION RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2024		—	74,166	(3,107)	7,414	(4,207)	44,658	118,924
Transactions with owners
Issue of ordinary shares, net of issuance costs	10, 11	—	696	—	—	—	—	696
Treasury shares acquired	10	—	—	(26,891)	—	—	—	(26,891)
Share-based payment expense	12, 13	—	—	—	4,499	—	—	4,499
Exercise of options	11,12,13	—	2,887	—	(1,001)	—	—	1,886
Exercise of warrants	11,12,13	—	84	—	(84)	—	—	—
Share options expired		—	204	—	(204)	—	—	—
		—	3,871	(26,891)	3,210	—	—	(19,810)
Comprehensive income
Net income		—	—	—	—	—	30,679	30,679
Exchange differences on translating foreign currencies		—	—	—	—	(6,605)	—	(6,605)
Total comprehensive income		—	—	—	—	(6,605)	30,679	24,074
Balance at December 31, 2024		—	78,037	(29,998)	10,624	(10,812)	75,337	123,188
Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	26,398	87,109
Issue of ordinary shares, net of issuance costs	10, 11		10,216					10,216
Share-based payment expense	12, 13	—	—	—	3,124	—	—	3,124
Treasury shares acquired	10	—	—	(2,759)	—	—	—	(2,759)
Exercise of options	11,12,13	—	201	—	(95)	—	—	106
Share options expired	11, 12, 13	—	26	—	(26)	—	—	—
		—	10,443	(2,759)	3,003	—	—	10,687
Comprehensive income
Net income		—	—	—	—	—	18,260	18,260
Exchange differences on translating foreign currencies		—	—	—	—	2,868	—	2,868
Total comprehensive income		—	—	—	—	2,868	18,260	21,128
Balance at December 31, 2023		—	74,166	(3,107)	7,414	(4,207)	44,658	118,924
Balance at January 1, 2022		—	55,953	—	2,442	(2,282)	23,796	79,909
Transactions with owners
Issue of ordinary shares , net of issuance costs	10, 11	—	7,619	—	—	—	—	7,619
Treasury shares acquired	10	—	—	(348)	—	—	—	(348)
Share-based payment expense	12,13	—	—	—	3,132	—	—	3,132
Exercise of options	11,12,13	—	151	—	(151)	—	—	—
Repurchase of warrants	13	—	—	—	(1,012)	—	212	(800)
		—	7,770	(348)	1,969	—	212	9,603
Comprehensive (loss)
Net income		—	—	—	—	—	2,390	2,390
Exchange differences on translating foreign currencies		—	—	—	—	(4,793)	—	(4,793)
Total comprehensive (loss)		—	—	—	—	(4,793)	2,390	(2,403)
Balance at December 31, 2022		—	63,723	(348)	4,411	(7,075)	26,398	87,109
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Cash Flows
(USD in thousands)

		Year ended December 31,
	NOTE	2024	2023	2022
Cash flow from operating activities
Income before tax		34,150	20,141	2,900
Finance expense (income), net	20	1,525	1,637	(1,023)
Adjustments for non-cash items:
Depreciation and amortization	19	5,802	2,088	6,959
Movements in credit loss allowance and write-offs	3	480	914	796
Fair value movement on contingent consideration	19	—	6,939	10,852
Share-based payment expense	13	4,953	3,607	3,214
Warrants repurchased	13	—	—	(800)
Income tax paid	22	(1,901)	(3,826)	(1,444)
Payment of contingent consideration in relation to business combinations		—	(4,621)	—
Payment of deferred consideration in relation to business combinations	2	(7,156)	(2,897)	—
Cash flows from operating activities before changes in working capital		37,853	23,982	21,454
Changes in working capital
Trade and other receivables		(98)	(10,387)	(5,838)
Trade and other payables		(117)	4,240	3,214
Inventories		—	75	(75)
Cash flows generated by operating activities		37,638	17,910	18,755
Cash flows from investing activities
Acquisition of property and equipment	5	(1,326)	(451)	(330)
Acquisition of intangible assets	7	(21,074)	(6,815)	(6,922)
Capitalization of internally developed intangibles	7	(1,886)	(1,977)	(2,036)
Acquisition of subsidiaries, net of cash acquired		—	—	(23,411)
Interest received from bank deposits	20	137	259	—
Payment of deferred consideration in relation to business combinations	2	(10,154)	(4,933)	—
Payment of deferred consideration for intangible assets	7	(9,539)	—	—
Payment of contingent consideration in relation to business combinations		—	(5,557)	—
Cash flows used in investing activities		(43,842)	(19,474)	(32,699)
Cash flows from financing activities
Exercise of options	11	1,521	106	—
Issue of ordinary shares	11	218	—	—
Treasury shares acquired	10	(27,078)	(2,572)	(348)
Proceeds from borrowings	14	45,560	—	—
Transaction costs related to borrowings	14	(847)	—	—
Repayment of borrowings	14	(21,060)	—	(6,000)
Interest payment attributable to third party borrowings	14	(888)	—	(458)
Interest payment attributable to deferred consideration settled in relation to business combinations	2	(1,272)	(110)	—
Interest payment attributable to deferred consideration settled for intangible assets	7	(461)	—	—
Principal paid on lease liability	6	(688)	(402)	(315)
Interest paid on lease liability	6	(249)	(165)	(189)
Cash flows used in financing activities		(5,244)	(3,143)	(7,310)
Net movement in cash and cash equivalents		(11,448)	(4,707)	(21,254)
Cash and cash equivalents at the beginning of the year		25,429	29,664	51,047
Net foreign exchange differences on cash and cash equivalents		(252)	472	(129)
Cash and cash equivalents at the end of the year	9	13,729	25,429	29,664
Supplemental non-cash items
Right-of-use assets	6	4,135	75	839
Issue of ordinary shares for acquisitions	10	—	9,912	7,392
Issue of ordinary shares at a discount	11	39	—	—
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Consolidated Financial Statements
(USD in thousands except share and per-share amounts)
1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. Our registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX.
The Company is a multi-award-winning performance marketing company and a leading provider of digital marketing and consumer and enterprise data subscription services active exclusively in the online gambling industry. The Company’s principal focus is on online casino and online sports betting and fantasy sports. Through its proprietary technology platform, the Company operates a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and Freebets.com, in addition to over 50 local websites, and consumer and enterprise date subscription services through RotoWire.com, OddsJam.com and OpticOdds.com (see Note 25 regarding the acquisition of OddsJam.com and OpticOdds.com after year end). Each of its websites is tailored for different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. The Company utilizes its technology platform, websites and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to operators licensed to by gambling regulators. The Company also monetizes its websites through consumer and enterprise data subscription services for premium fantasy sports content and real-time sports betting odds analytics.
The Group has a workforce of over 500 employees and primarily operates from our offices in Ireland, the United States and Malta.
2. SUMMARY OF MATERIAL ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied throughout the years presented.
BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and were approved and authorized for issuance by the board of directors on March 20, 2025.
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
New and Amended Standards Adopted by the Group in 2024
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2024, and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
▪Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
▪Amendments to IFRS 16 Leases: Lease liability in a Sale and Leaseback

Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective at December 31, 2024 and therefore have not been adopted within these consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.

Effective for annual periods beginning on or after January 1, 2025:
▪Amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability
▪Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
▪Contracts referencing nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7
▪Annual improvements volume 11
▪IFRS 18 Presentation and Disclosure in Financial Statements
▪IFRS 19 Subsidiaries without Public Accountability: Disclosures
BASIS OF CONSOLIDATION
The consolidated financial statements comprise the financial statements of the Group as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, 2023 and 2022. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Control is reassessed whenever facts and circumstances indicate that there are changes in control.
All intra-Group assets and liabilities, equity, income, expenses and cash flows arising from transactions between members of the Group are eliminated in full on consolidation.
The material subsidiaries of the Company as of December 31, 2024, all of which have been included in these consolidated financial statements, are as follows:

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
The Company has assessed the financial risks facing the business, including macroeconomic events as outlined in Note 3, and compared this risk assessment to the net current asset position. The Company has also reviewed key relationships and is satisfied that the appropriate contracts and contingency plans are in place. The Company has prepared detailed revenue, operating expense and cash flow forecasts as well as sensitivity analyses to assess whether the Company has adequate resources for at least 12 months from the date of the issuance of these consolidated financial statements. Based on the analyses performed, the Company has concluded it has adequate resources to continue in operational existence for at least a period of 12 months from the date of issuance of these consolidated financial statements.

BUSINESS COMBINATIONS

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the group of assets and activities included, at a minimum, an input and substantive process and whether the acquired asset has the ability to produce the output.

The consideration transferred is measured at fair value as are the identifiable net assets acquired. The fair value of the identifiable net assets acquired is typically based on the estimated market value for the net assets at the time of the acquisition. Any goodwill arising in a business combination is tested for impairment on an annual basis as of December 31 and when there are indicators of impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group into USD from EUR:

	Period End (1)	Average for Period (2)	Beginning of Period(1)	Low	High
Year ended December 31,	(EUR per USD)
2024	0.96	0.92	0.91	0.89	0.96
2023	0.91	0.92	0.93	0.89	0.96
2022	0.93	0.95	0.88	0.87	1.05
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
Translation into Reporting Currency
The assets and liabilities of the Company and its primary subsidiaries are translated from the functional currency of the operations to USD, being the reporting currency, using the exchange rates at the reporting date. The Company and its subsidiaries functional currency is Euro, with the exception of GDC America, Inc. and Roto Sports, Inc. which have a functional currency of USD. USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. The revenue and expenses are translated into USD using the average exchange rates for the period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the rates prevailing on the transaction dates). All resulting foreign exchange differences are recognized in other comprehensive income and included in foreign exchange translation reserve in equity.
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
All repairs and maintenance are charged to the consolidated statement of comprehensive income during the financial period in which they are incurred.
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
Externally Purchased Intangible Assets
Separately acquired intangibles include Internet domain names together with related websites and content, customer contracts and customer base as well as an acquired software solution.
Domain names together with the related websites and goodwill have an indefinite useful life when there is evidence based on the analysis of the applicable market trends and circumstances, management plans, expected usage and information about the ongoing cash inflows that the asset will be able to generate cash flows to the Group for an indefinite period. Indefinite-life intangibles are not amortized but are tested for impairment annually as of December 31. In addition, the Group reassesses in each period the assumptions underlying the useful life of indefinite-life intangibles and assigns such assets a finite life if indicated by changes in the applicable facts and circumstances. When this happens, the related assets are also tested for impairment. Finite-life domain names and the related assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group. During the years ended December 31, 2024, 2023 and 2022, the Group had one finite-life mobile app intangible asset, amortized straight-line over its estimated useful life of 48 months.
Customer contracts have a useful life of 12 – 24 months, which are reviewed on an annual basis. Customer contracts are amortized over their useful life using the straight-line method.
Customer base has a useful life of 16 years, which is reviewed on an annual basis. Customer base is amortized over their useful life using the straight-line method.
Content assets recognized as a part of business combinations have a useful life of 1 year, and are amortized over their useful life using straight-line method.

The acquired software solution has a useful life of 5 years, which is reviewed on an annual basis. It is amortized over the useful life using the straight-line method.
Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains or losses arising from derecognition represent the difference between the net disposal proceeds, if any, and the carrying amount of intangible assets, and are recognized in the consolidated statement of comprehensive income for the respective period.
IMPAIRMENT ASSESSMENT
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that have an indefinite useful life (which are not subject to amortization) are tested annually for impairment. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units, or “CGU”s). Acquired goodwill is allocated to the cash generating unit that is expected to benefit from the synergy of the combination and tested for impairment as a part of the CGU. During the year ended December 31, 2024, substantially all of the Group’s cash inflows have been generated from performance marketing assets and fantasy sports assets. Following the completed business combinations, the Group determined it has two cash-generating units.
As of December 31, 2024, the Group tested its performance marketing and fantasy sports indefinite-life intangible assets separately for impairment. For the purpose of impairment testing, a full balance of goodwill of $10,800 was allocated to the performance marketing cash generating unit.
The carrying amount of intangible assets (excluding goodwill) with indefinite useful lives have been allocated to the Group’s cash generating units as follows:

	As at December 31,
	2024	2023
Performance marketing, domain names and related websites	100,386	69,971
Fantasy sports, domain names and related websites	8,100	8,100
	108,486	78,071
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
The recoverable amount of the performance marketing cash-generating unit was determined with value-in-use calculations, and was based on projected cash flows for 2025-2034 in which an average annual rate of growth between 3% and 17% was assumed and a long-term sustainable growth rate of 3% was applied. Management concluded that the length of the projected cash flows is appropriate as it reflects the period until which the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated at 12.5%.
The recoverable amount of the fantasy sports cash-generating unit was determined with value-in-use calculations, and based on projected cash flows for 2025-2034 in which an average annual rate of growth between 3% and 16% was assumed and a long-term sustainable growth rate of 3% was applied. Management concluded that the length of the projected cash flows is appropriate as it reflects the period until which the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated between 0% and 25%.
The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance. The Group concluded that the recoverable amount is well in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.
When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2024 and 2023, no intangible assets were impaired.
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
During the year ended December 31, 2024, the Group’s financial assets consist of trade and other receivables and cash and cash equivalents. The Group’s objective for holding financial assets is to hold them to collect contractual cash flows, which are solely payment of principal and interest. Accordingly, these assets are accounted for at amortized cost.
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
During the year ended December 31, 2024, the Group’s financial liabilities consisted of:
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
Borrowings
During March 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement with Wells Fargo Bank, National Association, as lender (see Note 14). The loan agreement is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance are capitalized as part of the initial carrying amount of the loan and subsequently amortized to profit or loss over its term through the application of the effective interest method.

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

On June 30, 2023, the Company entered into an agreement with the sellers of BonusFinder which modified terms of the original share purchase agreement relating to the final earnout payment. The agreement terminated the earn-out period early effective as of June 30, 2023. The agreement provided that fixed consideration of EUR18,000 would be paid in two installments, (i) EUR5,000 was paid on July 7, 2023, and (ii) EUR13,000 was paid on April 30, 2024 (see below). As a result of this modification of contingent consideration, effective June 30, 2023, the liability was subsequently presented as deferred consideration of EUR12,239 ($13,511) as of December 31, 2023.
In July 2023, the Company settled the first payment of deferred consideration of EUR5,000 ($5,440). The payment was reflected in the cash flow statement partly within investing activities, being the original estimate of the fair value of $2,543, and partly within the operating activities being the part of the fair value movements after the acquisition of $2,897.
In April 2024, the Group settled the final deferred payment of EUR12,699 ($13,582) in cash to the former shareholders of BonusFinder. This was part of the contingent consideration that became fixed on June 30, 2023 and therefore subsequently presented as deferred consideration. The final settlement was adjusted for an outstanding open working capital balance and acquisition bonus payments to BonusFinder employees. The part of the payment related to original estimate of the fair value of deferred consideration of $5,594, is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $7,156 is reported within operating cash flows. The part of the payment related to the increase in the consideration value on account of the interest element since the modification of $832 is reported within financing cash flows.
Deferred consideration
In January 2022, the Group acquired 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of RotoWire.com. The Group agreed to pay the selling shareholders further deferred consideration which was split into two installments to be paid as at the acquisition anniversary date during the two consequential years. Deferred consideration was measured as of date of the acquisition at fair value. Subsequent remeasurement of the consideration are being unwound to its present value and was recognized in profit or loss as finance expenses.
In January 2024 and 2023, the Group made cash payments of deferred consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of Roto Sports, Inc., totaling an aggregate of $5,000 and $2,500, respectively. The payment is reflected in the cash flow statement partly within investing activities and partly within financing activities. The part of the payment related to original estimate of the fair value of deferred consideration of $4,560 and $2,390, respectively, is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $440 and $110, respectively, is reported within financing cash flows.
Furthermore, in October 2024, the Group settled the deferred consideration for intangible assets of $10,000 related to the Group’s acquisitions of intangible assets from third parties (see Note 7). The payment is reflected in the cash flow statement partly within investing activities and partly within financing activities. The part of the payment related to the original estimate of the fair value of deferred consideration of $9,539 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element of $461 is reported within financing cash flows.

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
Foreign Exchange Translation Reserve
Foreign exchange translation reserve comprises foreign currency translation differences arising from the translation of the assets and liabilities of all Group entities from the functional currency to USD, the reporting currency.
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
Other revenues are derived from promotion services whereby the Company charges a fixed fee for providing a prominent position to a customer on the Company’s website(s). The Company also generates revenue from fixed tenancy fees for operators who desire to be listed and critically reviewed on the Company’s sites. Control of the promotion service is transferred over time because the operators consume the benefit of the service in real-time as it is being rendered. Therefore, these revenues are recognized straight-line over the applicable service period, with variable fees generally recognized as earned.
Subscription
Following the acquisition of Roto Sports, the Group generates a portion of its revenue from data subscriptions and content syndication whereby a customer subscribes to these services over a period of time. The revenue is recognized straight-line over the duration of the subscription as the performance obligations are satisfied. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

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
During the years ended December 31, 2024, 2023 and 2022 the Company entered into agreements with media partners under which license fees are paid. License fees are computed as revenue share, and in certain cases, these agreements include minimum revenue share payments which are recognized over the duration of the arrangement as the obligations of the Company and its media partner are satisfied.
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
WARRANTS
Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issuance of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using an appropriate pricing model as indicated in IFRS 9, and incorporates certain input assumptions including the warrant exercise price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value for equity-

classified warrants is included in the share option and warrant reserve component of equity and is transferred to share capital and capital reserve on exercise.
SHARE-BASED PAYMENTS
The Company has operated equity-settled share-based compensation plans since 2020. Through these plans, the Group has received services from employees and consultants as consideration for share-based compensation. The fair value of the assets acquired, or services received in exchange for the grant of share-based compensation is recognized as an expense.
The total amount to be expensed is determined by the fair value of the stock options, Restricted Share Units (“RSUs”) or shares granted, which is estimated:
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
With regards to stock options, at the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market performance and service vesting conditions. For options with market-based performance vesting conditions, the initial amount to be expensed is not revised unless the grantee’s service is terminated prior to the end of the original estimated period required to satisfy the vesting condition, or unless the vesting conditions are met prior to the end of this period. The Company recognizes the impact of the revision to original estimates, if any, in the consolidated statement of comprehensive income, with a corresponding adjustment to equity. When the options are exercised, the Company, or another entity at the request of the Company, transfers shares to the option holder. For grants of options to the employees and consultants, the fair value of services received is measured by reference to the grant date fair value of the options using the Black-Scholes model.

During the year ended December 31, 2024, the Group granted RSUs to employees and key management and executive directors. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period, net of actual forfeitures in the period.
During the years ended December 31, 2024, 2023 and 2022, the Group granted restricted shares to non-executive directors. Restricted shares are issued to the non-executive directors as of date of grant and are subject to a one-year lock-up from the date of the grant (2023: one year; and 2022: between one and three years). The shares are fair valued on the date of the grant using Finnerty model, and costs are recognized in full upon the grant.
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
Lease payments are discounted using the incremental borrowing rate that the lessee would have to pay to borrow funds under a secured loan with similar terms to those of the lease, to obtain an asset of value similar to the right-of-use asset in a similar economic environment. During the year ended December 31, 2024, the incremental borrowing rates for entities based in the United States and Europe were estimated at 6% and 4%, respectively. During the years ended December 31, 2023 and 2022, the incremental borrowing rate was estimated at 6% and 7%, respectively.
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
SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

As at December 31, 2024 and 2023, geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As at December 31,
	2024	2023
Ireland	108,794	75,858
United States	27,232	24,398
Other	1,250	112
	137,276	100,368
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
(A)Market Risk
(I)Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), US dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of December 31, 2024 and 2023, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have Euro as the functional currency. These balances included USD-denominated net (liabilities) assets of $(26,882) and $12,688 and GBP-denominated net assets of $5,343 and $1,724, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $2,610 and $519 respectively to the Group’s net profit for the year ended December 31, 2024. For the year ended December 31, 2023, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $1,410 and $171 to the Group’s net profit. Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.
(II)Cash Flow and Fair Value Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of December 31, 2024, arises from borrowings at variable rates (Note 14). The Group regularly monitors its interest rate risk and considers it not to be significant in the context of profits generated from operations.
(B)Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	As at December 31,
	2024	2023
Trade and other receivables (excluding prepayments and deferred costs)	19,429	20,136
Cash and cash equivalents	13,729	25,429
	33,158	45,565
For the year ended December 31, 2024, no revenues were generated above 10% from a single customer. For the year ended December 31, 2023, revenues generated from a single customer amounted to 16% of the

Group’s total revenue for the year. For the year ended December 31, 2022, no revenues generated from a single customer exceeded 10% of the Group’s total revenue for the year.
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
The aging of trade receivables that are past due but not impaired is shown below:

	As at December 31,
	2024	2023
1-30 days past due	3,985	264
31-60 days past due	1,610	849
61-90 days past due	751	838
More than 90 days past due	737	374
	7,083	2,325
The Company recognized a specific provision of $568 on trade receivables in the year ended December 31, 2024 (December 31, 2023: $681).
The activity in the credit loss allowance was as follows:

	Year ended December 31,
	2024	2023
Balance at the beginning of the period	1,757	877
Movements in credit loss allowance	378	914
Write offs	(356)	—
Translation effect	(115)	(34)
Balance at the end of the period	1,664	1,757
For the year ended December 31, 2024, the Company wrote off receivables from customers with a total value of $102; the balances were not previously specifically provided.

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
As cash and cash equivalents are held with reputable financial institutions, any credit risk is deemed to be immaterial.
(C)Liquidity Risk
The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of borrowings due to the third parties (Note 14), amounts committed on acquisitions (Note 15), and trade and other payables (Note 16). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
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

The following tables summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Balances due less than 1 year equal their carrying values (except for deferred consideration) as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of December 31, 2024
Deferred consideration	11,487	—	—	11,487
Borrowings and interest(1)	5,165	4,804	16,612	26,581
Lease liability	1,213	1,188	3,571	5,972
Trade and other payables	5,028	—	—	5,028
Total	22,893	5,992	20,183	49,068
As of December 31, 2023
Deferred consideration	19,229	—	—	19,229
Lease liability	533	522	1,018	2,073
Trade and other payables	7,373	—	—	7,373
Total	27,135	522	1,018	28,675
(1) The amounts above include contractual interest obligations for floating rate borrowings as at December 31, 2024 based on the amortization schedule for such borrowings and the interest rate as at December 31, 2024.

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
At December 31, 2024 and 2023, the net current asset position of the Group was $5,153 and $14,620 respectively. Management prepares and reviews a rolling forecast of the Group’s operations for the 12-month period to anticipate any liquidity deficit. Per the assessment made as of the reporting date, the Group will have sufficient funds to settle liabilities in a timely manner in the foreseeable future.
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
As of December 31, 2024 and 2023, the Company did not have any financial assets and liabilities measured at fair value within the fair value hierarchy noted above.
As of December 31, 2024 and 2023, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables, deferred consideration and borrowings reflected in the consolidated statement of financial position are reasonable estimates of fair value in view of the nature of these instruments or the relatively short period of time between the origination of the instruments and their expected realization.

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
CONTINGENT CONSIDERATION RELATING TO BUSINESS COMBINATIONS
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
On June 30, 2023, the Group entered into an agreement with the former shareholders of BonusFinder which modified terms of the original share purchase agreement relating to the remaining earnout payment. The agreement terminated the earn-out period effective as of June 30, 2023. As of December 31, 2024 and 2023, the Group had no contingent consideration balances. Consideration outstanding relating to acquisitions during both years is classified as deferred consideration.
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
During the years ended December 31, 2024 and 2023, the Group made separate acquisitions of intellectual property consisting of domain names and related assets, as disclosed in Note 7.

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company guaranteed certain payment obligations in connection with the acquisition of the Freebets.com Assets. Management performed an assessment of the application of IFRS 3, ‘Business Combinations’ in concluding whether the acquisition meets the definition of a business. The Company concluded the acquired assets did not meet the definition of a business, and, therefore, the acquisition was accounted for as an asset acquisition. The consideration has been allocated on a fair value basis to domain names, customer contracts and content assets as disclosed in Note 7.

Amounts committed on acquisition consist of contractual obligations resulting from the purchase of such intangible assets. Some of the obligations have a predetermined value, while others include future payments of performance-based amounts. These obligations are further referred to as deferred and contingent consideration respectively. The contingent consideration is measured at fair value, which is determined on the date of purchase and subsequently, at each reporting date, by calculating the expected cash outflow. Subsequent movement in contingent consideration related to asset acquisitions are capitalized as part of the related intangible assets. As of December 31, 2024, the contingent consideration relating to the acquisition of the Freebets.com Assets acquired fixed since the performance period elapsed. As a result, the liability was presented as deferred consideration (See Note 15).

For 2023 assets acquisitions, the Company performed the concentration test on each transaction and the relevant criteria were met.

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
During the years ended December 31, 2024 and 2023, the Group had domain name intangibles with an indefinite useful life and the aggregate carrying value of $108,486 and $78,071, respectively. The Group also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 48 months; the asset was fully amortized as of December 31, 2024. At December 31, 2024 and 2023, the Group has concluded no changes to the useful lives of these assets were necessary.
Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Through December 31, 2024, substantially all of the Group’s cash inflows have been generated from performance marketing assets and fantasy sports assets. The Group determined it has two cash-generating units.
As of December 31, 2024, the Group tested its performance marketing and fantasy sports indefinite-life intangible assets separately for impairment; goodwill was allocated to the performance marketing cash-generating unit. The recoverable amount of the performance marketing cash-generating unit was based on projected cash flows for 2025—2034 in which an average annual rate of growth between 3% and 17% was assumed and a long-term sustainable growth rate of 3% was applied. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated at 12.5%. The recoverable amount of the fantasy sports cash-generating unit was based on projected cash flows for 2025-2034 in which an average annual rate of growth between 3% and 16% was assumed and a long-term sustainable growth rate of 3% was applied. The management concluded that the 10-year projected cash flows are appropriate until the company reaches normalized level of growth. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated between 0% and 25%. The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance.
The Group concluded that the recoverable amount is significantly in excess of the assets’ carrying amount, and accordingly a sensitivity analysis in this regard is not disclosed. Consequently, the Group concluded no impairment charges were necessary.
When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2024 and 2023, no intangible assets met the criteria to be tested at the individual asset level.

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
TAXATION
Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key areas in this area are that the capital allowances to which the deferred tax asset relate will be accepted by the relevant tax authorities and whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2024 was based on management’s performance projections for 2025 – 2030. The deferred tax asset recognized as of December 31, 2023 was based on management’s performance projections for 2024 – 2030. We operate in a number of tax jurisdictions around the world. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.
In January 2022, the Group acquired Roto Sports, Inc. (Note 2), resulting in recognition of a deferred tax liability on a temporary difference in fair value and tax base of intangible assets acquired as a part of the business combination. As of December 31, 2024 and 2023, the deferred tax liability was partly offset by a deferred tax asset recognized on taxable losses from the U.S.-based operations following the acquisition. The balances are presented on a net basis only when relate to the same tax jurisdiction in the consolidated statement of financial position as of December 31, 2024 and 2023.
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

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2024	802	106	908
Additions	833	493	1,326
Depreciation charge	(305)	(71)	(376)
Translation differences	(11)	(14)	(25)
As of December 31, 2024	1,319	514	1,833
Cost	2,211	708	2,919
Accumulated depreciation	(892)	(194)	(1,086)
Net book amount as of December 31, 2024	1,319	514	1,833
Net book amount as of January 1, 2023	598	116	714
Additions	436	15	451
Depreciation charge	(225)	(21)	(246)
Translation differences	(7)	(4)	(11)
As of December 31, 2023	802	106	908
Cost	1,460	234	1,694
Accumulated depreciation	(658)	(128)	(786)
Net book amount as of December 31, 2023	802	106	908
For the years ended December 31, 2024, 2023 and 2022, cash paid for the acquisition of property and equipment was $1,326, $451 and $330, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company expensed low value office equipment with a net book value of $166, $143 and $11, respectively.
The following is the reconciliation of depreciation expense:

	Year ended December 31,
	2024	2023	2022
Depreciation expensed to general and administrative expenses (Note 19)	376	246	190

6. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2024	1,460	1,723
Additions	4,135	4,077
Amortization of right-of-use assets	(847)	—
Interest expense	—	249
Payments	—	(937)
Lease termination	(36)	(38)
Translation differences	(80)	(42)
As of December 31, 2024	4,632	5,032
As of January 1, 2023	1,818	2,072
Additions	75	75
Amortization of right-of-use assets	(436)	—
Interest expense	—	165
Payments	—	(567)
Lease termination	(41)	(40)
Translation differences	44	18
As of December 31, 2023	1,460	1,723
Lease additions for the year ended December 31, 2024 relate to new long term lease agreements entered into by subsidiaries of the Group for the following office properties: (i) Charlotte, North Carolina, which commenced in June 2024 and is scheduled to expire on December 31, 2031 with an option to renew for an additional three years; (ii) Malta, which commenced in April 2024 and has a term of five years, with a minimum non-cancelable duration of three years; and (iii) Helsinki, Finland, which commenced in June 2024, with a minimum non-cancelable duration of two years.

As of December 31, 2024, amounts falling due less than one year of $1,213 were included within lease liabilities (December 31, 2023: $533).
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability is as follows:

	Year ended December 31,
	2024	2023	2022
Short-term leases	317	567	441

7. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	SOFTWARE	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2024	78,071	—	10,800	4,964	—	4,165	98,000
Additions including adjustments arising as a result of a change in estimates	35,626	471	—	4,638	271	1,914	42,920
Amortization charge	(55)	(31)	—	(2,944)	(271)	(1,278)	(4,579)
Translation differences	(5,156)	(26)	—	(85)	—	(263)	(5,530)
Net book amount as of December 31, 2024	108,486	414	10,800	6,573	—	4,538	130,811
Cost	115,091	444	10,800	11,936	3,788	7,142	149,201
Accumulated amortization	(6,605)	(30)	—	(5,363)	(3,788)	(2,604)	(18,390)
Net book amount as of December 31, 2024	108,486	414	10,800	6,573	—	4,538	130,811
Net book amount as of January 1, 2023	69,554	—	10,800	5,137	—	3,030	88,521
Additions	6,591	—	—	287	—	1,914	8,792
Amortization charge	(60)	—	—	(461)	—	(885)	(1,406)
Translation differences	1,986	—	—	1	—	106	2,093
Net book amount as of December 31, 2023	78,071	—	10,800	4,964	—	4,165	98,000
Cost	85,022	—	10,800	7,589	3,548	5,623	112,582
Accumulated amortization	(6,951)	—	—	(2,625)	(3,548)	(1,458)	(14,582)
Net book amount as of December 31, 2023	78,071	—	10,800	4,964	—	4,165	98,000

Additions during the year ended December 31, 2024 include the following:

a.On April 1, 2024, the Group acquired the Freebets.com Assets. The intangible assets were acquired for a total cost of $40,535 and are categorized between domain names and related websites, customer contracts and customer bases, and content assets. Total cash paid in relation to the acquisition of the Freebets.com Assets as of December 31, 2024 amounted to $30,603 (additional information regarding the acquisition of intangible assets is disclosed in Note 15).
b.Adjustments arising as a result of a change in estimates relate to the acquisition of the Freebets.com Assets. An amount of $3,164 is included in additions for the year ended December 31, 2024 (see Note 15).

As of December 31, 2024, domain names, mobile apps and related websites balance included a fully amortized mobile app with book value $6,470 (December 31, 2023: $6,867).
For the years ended December 31, 2024, 2023 and 2022, cash paid for the acquisition of intangible assets and capitalized software developments was $32,960, $8,792 and $8,958, respectively.

The following table distinguishes finite and indefinite intangible assets, excluding goodwill, as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Net book value of assets with finite useful lives
Customer contracts	6,573	4,964
Internally developed intangibles	4,538	4,165
Software	414	—
Total net book value of assets with finite useful lives	11,525	9,129
Net book value of assets with indefinite useful lives
Domain names and related websites	108,486	78,071

Total net book value of intangible assets excluding Goodwill	120,011	87,200
The annual impairment testing of indefinite-life intangibles is discussed in Notes 2 and 4.
8. TRADE AND OTHER RECEIVABLES

	As at December 31,
	2024	2023
Current
Trade receivables, net	17,935	19,012
Accrued revenue	252	116
Other receivables	1,278	851
Deposits	163	157
Prepayments	1,532	1,802
	21,160	21,938

	As at December 31,
	2024	2023
Trade receivables, gross	19,599	20,769
Credit loss allowance	(1,664)	(1,757)
	17,935	19,012
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 3.
9. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As at December 31,
	2024	2023
Cash at bank	13,729	25,429
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federal or locally insured limits.

10. SHARE CAPITAL

Total authorized shares of the Company were unlimited and have no par value. The following table outlines common share activity for each period presented.

SHARES
Issued and fully paid ordinary shares
As of January 1, 2024	37,222,549
Issue of ordinary shares (Note 11)	31,627
Issue of restricted ordinary share awards (Note 11)	56,995
Issue of ordinary shares in exchange of share options exercised (Note 12)	384,493
Issue of ordinary shares in exchange of warrants exercised (Note 12)	33,782
Treasury shares acquired	(2,966,547)
As of December 31, 2024	34,762,899

As of January 1, 2023	36,431,633
Issue of restricted ordinary share awards (Note 11)	33,194
Issue of ordinary shares in exchange of share options' exercised (Note 12)	35,203
Issue of ordinary shares as payment of consideration for BonusFinder acquisition	1,005,929
Treasury shares acquired	(283,410)
As of December 31, 2023	37,222,549

As of January 1, 2022	33,806,422
Issue of restricted ordinary share awards (Note 11)	32,942
Issue of ordinary shares in exchange of warrants' exercise (Note 12)	1,907,377
Issue of ordinary shares in exchange of share options' exercise (Note 12)	3,042
Issue of ordinary shares as payment of consideration for Roto Sports acquisition	451,264
Issue of ordinary shares as payment of consideration for BonusFinder acquisition	269,294
Treasury shares acquired	(38,708)
As of December 31, 2022	36,431,633

Share repurchase program

In May 2022, a repurchase program of up to 30.0 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company ordinary shares for a total authorization of $40,000 since inception.

For the years ended December 31, 2024, 2023 and 2022, 2,966,547, 283,410 and 38,708 shares have been repurchased with an average price $9.06, $9.74 and $8.95 for a total cost of $26,891, $2,759 and $348 respectively. Since the commencement of the share repurchase program 3,288,665 shares were purchased at an average share price of $9.12 for the total cost of $29,998.

As at December 31, 2023, the balance of $187 was outstanding for share repurchases carried out during the year. The balance was settled in January 2024. As of December 31, 2024, there was no amount outstanding for share repurchases carried out during the year.

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

Secondary offering of ordinary shares

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten secondary offering (the “secondary offering”) of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company incurred $934 (including bonuses paid to employees) in expenses in connection with the secondary offering during the year ended December 31, 2023, which are included in general and administrative expenses.
11. CAPITAL RESERVE

	Year ended December 31,
	2024	2023	2022
Opening carrying amount	74,166	63,723	55,953
Share options and warrants exercised (Note 10, 12)	2,971	201	151
Issue of ordinary shares (Note 10)	257	9,912	7,392
Issue of restricted shares (Note 10, 13)	439	304	227
Share options expired (Note 12, 13)	204	26	—
Closing carrying amount	78,037	74,166	63,723

12. SHARE-BASED COMPENSATION RESERVE
As of December 31, 2024, December 31, 2023 and December 31, 2022, the Company had the following warrants, share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and Founders Awards (as defined below) outstanding:

	Year ended December 31,
	2024	2023	2022
Warrants	—	50,000	50,000
Share options	1,165,918	1,746,094	1,456,214
RSUs	611,831	—	—
Total grants outstanding under 2020 Stock Incentive Plan	1,777,749	1,796,094	1,506,214
Founders Awards granted in 2021	4,056,770	4,056,770	4,056,770
Total grants and awards outstanding	5,834,519	5,852,864	5,562,984

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As at January 1, 2024	5,852,864	7,414
Share options expense	—	2,172
Share options granted	41,787	72
Restricted Share Units granted	628,515	2,563
Share options exercised	(384,454)	(1,001)
Share warrants exercised	(50,000)	(84)
Share options forfeited	(202,093)	(278)
Restricted Share Units forfeited	(16,684)	(31)
Share options expired	(35,416)	(203)
As of December 31, 2024	5,834,519	10,624

As at January 1, 2023	5,562,984	4,411
Share options expense	—	2,667
Share options granted	359,666	509
Share options and warrants exercised (Note 12)	(39,786)	(95)
Share options forfeited	(26,042)	(52)
Share options expired	(3,958)	(26)
As of December 31, 2023	5,852,864	7,414

As at January 1, 2022	7,021,514	2,442
Share options expense	—	2,050
Share options granted	875,544	1,082
Share options and warrants exercised	(2,114,744)	(151)
Share warrants repurchased	(200,000)	(1,012)
Share options forfeited	(19,330)	—
As at December 31, 2022	5,562,984	4,411

13. SHARE-BASED PAYMENTS
On October 22, 2020, at an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan (“the Plan”). Under the current Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, employees, officers, directors, consultants and advisors are eligible to be awarded share warrants, and receive share options, RSUs and other stock-based awards.

Share Options and Warrants

Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither the right to dividends nor voting rights. Options may be exercised at any time after the vesting date(s) up to the date of expiration. The number of options granted, and the exercise price of the options is fixed by the board of directors or compensation committee of the board of directors of the Company.
Under the Plan, awards may be made for up to 3,649,986 shares as of December 31, 2024, which, unless otherwise determined by the Company’s board of directors, increases by an amount equal to 2% of the outstanding ordinary shares at the beginning of each year. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, then the unused common stock covered by such award shall again be available for the grant of awards under the Plan.
The number of share options and warrants outstanding under the Plan and the Founders’ Awards as at December 31, 2024, 2023, and 2022 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2024	5,852,864	8.25
Granted	41,787	8.47
Forfeited	(202,093)	13.13
Exercised	(434,454)	4.77
Expired	(35,416)	13.46
Awards outstanding as of December 31, 2024	5,222,688	8.32
Awards exercisable as of December 31, 2024	833,390	9.22

Awards outstanding as of January 1, 2023	5,562,984	8.03
Granted	359,666	11.50
Forfeited	(26,042)	9.94
Exercised	(39,786)	4.10
Expired	(3,958)	14.61
Awards outstanding as of December 31, 2023	5,852,864	8.25
Awards exercisable as of December 31, 2023	825,897	7.73

Awards outstanding as of January 1, 2022	4,911,770	7.49
Granted	875,544	9.89
Forfeited	(19,330)	9.89
Repurchased	(200,000)	3.52
Exercised	(5,000)	3.52
Awards outstanding as of December 31, 2022	5,562,984	8.03

Awards exercisable as of December 31, 2022	376,563	6.73

The weighted-average share price for share options exercised during the years ended December 31, 2024, 2023 and 2022 was $10.55, $12.73 and $8.67, respectively.

Determination of Fair Value of Options

The options granted during the years ended December 31, 2024, 2023 and 2022 were valued using the Black-Scholes model with the following assumptions:

	Years ended December 31,
	2024	2023			2022
Exercise price, USD	8.47	8.97	—	13.19	7.54	—	11.68
Share price, USD	8.47	8.97	—	13.19	7.54	—	11.68
Risk free rate	4.4%	3.7%	—	4.5%	1.5%	—	3.8%
Estimated volatility (1)	35%	45%			45%		50%
Expected dividend yield	nil	nil			nil
Expected term in years	4	4	—	4.6	3.8	—	4.6
(1) Estimated volatility is based on historical volatility of comparable companies.

In July 2021, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided into twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years after the exercise date. Each tranche was valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding period restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of December 31, 2024, the performance conditions were not achieved for any of the tranches.

As of December 31, 2024, 2023 and 2022, the weighted average remaining contractual life for options and warrants outstanding was 6.08, 6.99 and 8.01 years, respectively. The range of exercise prices for options and warrants issued as share based payments was $3.52 to $14.71 per share, $3.52 to $14.71 per share, and $7.53 to $11.68 per share as of December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

During the year ended December 31, 2022, the Group repurchased all 200,000 warrants at fair value for cash consideration of $800; the remaining costs in relation to the warrant of $212 was recognized directly in the retained earnings reserve.

Restricted Share Units

During the year ended December 31, 2024, the Company’s board of directors approved the issuance of 628,515 RSUs, of which 222,113 were issued to key management and executive directors. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the year ended December 31, 2024 is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2024	—	—
Granted	628,515	9.42
Forfeited	(16,684)	9.26
Outstanding as of December 31, 2024	611,831	9.42

Restricted Shares

During the years ended December 31, 2024, 2023 and 2022, the following restricted shares were issued to non-executive directors in connection with their service on the board of directors. The shares were valued using the Finnerty model, with the main input data being the underlying issued price, and had a restricted periods of one year for the years ended December 31, 2024 and 2023 and between one and three years for the year ended, December 31, 2022.

	Year Ended December 31,
	2024	2023	2022
Restricted Shares granted	56,995	33,194	32,942
Price per share high	8.47	10.13	9.27
Price per share low	8.47	10.13	7.87

Share-based Payment Expense

	Year ended December 31,
	2024	2023	2022
Share options expense	1,963	3,124	3,132
RSU expense	2,479	—	—
Restricted shares expense	475	483	82
Other share based related expenses	36	—	—
Share-based payment expense	4,953	3,607	3,214

	As of December 31,
	2024	2023
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	887	2,852
Founders Awards	2,821	4,125
RSUs	3,223	—

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	1.34	2.36
Founders Awards	3.23	4.19
RSUs	1.63	n/a

Share-based Compensation Reserve
Share-based payment reserve is included within the share-based compensation reserve (see Note 12).

14. BORROWINGS

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers {the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a $25,000 term loan and a $25,000 revolving credit facility that was to mature on March 19, 2027.

Subsequent to year end, effective January 1, 2025, the Borrowers and the Company entered into an Amended and Restated credit agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement, to increase the term loan commitments to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement to, among other items, for the following: (x) the credit facility increased from $100,000 to $165,000, consisting of a revolving credit facility of $90,000 (the “Revolving Credit Facility”) and a term loan of $75,000 (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10,000 to $50,000. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are being, and will be, used for working capital, to settle deferred consideration, for permitted acquisitions and for general corporate purposes and other permitted uses. As of December 31, 2024, the amount outstanding on the Term Loan amounted to $22.9 million. During the year ended December 31, 2024, the Company borrowed $20,560 under the Revolving Credit Facility and repaid it in full by drawing from the Term Loan, such that $25,000 was available under the Revolving Credit Facility as of December 31, 2024.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simply RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Daily simply RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower is also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and its wholly-owned subsidiaries, which are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the Company to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum revenue requirement and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of December 31, 2024, the Company was in compliance with the debt covenants set forth in the Wells Fargo Credit Agreement.

Below is the movements of the Company’s term loan during the years ended December 31, 2024 and 2023:

	As of December 31,
	2024	2023
As at January 1	—	—
Proceeds from borrowings	45,560	—
Issuance costs related to borrowings	(847)
Interest expense on borrowings (Note 20)	1,260	—
Interest paid	(888)	—
Repayment of principal	(21,060)	—
Translation differences	(1,094)	—
As of December 31, 2024	22,931	—

15. AMOUNTS COMMITTED ON ACQUISITION
As of December 31, 2024, amounts committed to acquisitions consist of contractual obligations resulting from acquisitions of intangible assets from third parties (see Note 7).
As of December 31, 2024, the present value of the fixed consideration payable related to the acquisition of the Freebets.com Assets was $7,325, which is due for payment on April 1, 2025. The aggregate consideration was and is expected to be financed by the Company’s available cash, utilization of borrowings under available credit facilities and operating cash flows. As of December 31, 2024, deferred consideration of $300 related to the Group’s 2022 acquisition of Roto Sports.
The consideration related to the Freebets.com Assets that was initially contingent upon the revenue performance of the Freebets.com Assets from acquisition up until December 31, 2024 was capped at a maximum of $5,000. As of December 31, 2024, the contingent consideration was fixed at $3,652 because the performance period elapsed. As a result, the liability was presented as deferred consideration as of December 31, 2024 and is due for payment on the one-year anniversary date, or April 1, 2025.
As of December 31, 2023, deferred consideration of $18,811 related to the Group’s 2022 business combinations. There was no contingent consideration payable as of December 31, 2023.

16. TRADE AND OTHER PAYABLES

	AS AT DECEMBER 31,
	2024	2023
Current
Trade payables(i)	2,396	1,862
Accruals (ii)	6,392	7,656
Indirect taxes	1,342	1,180
Other payables	75	95
	10,205	10,793
(i)Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii)Included in accruals are $2,632 (2023: $4,709) related to financial liabilities which is comprised of accrued media partnership costs and other unbilled operational expenses.

17. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at December 31, 2024, deferred tax is presented on a gross basis in the consolidated statement of financial position as it is related to different tax jurisdictions and not eligible for offset.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As At December 31,
	2024	2023
Deferred tax asset	6,418	7,134
Deferred tax liability	(2,258)	(2,008)
Deferred tax asset, net	4,160	5,126
The change in the deferred income tax account is as follows:

	As of December 31
	2024	2023
Deferred tax, net at the beginning of the period	5,126	3,653
(Charged)/credited to the consolidated statement of comprehensive income (Note 22)	(588)	1,287
Translation differences	(378)	186
Deferred tax, net at the end of the period	4,160	5,126
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	As At December 31,
	2024	2023
Intangible assets - deferred tax assets	4,615	5,797
Intangible assets - deferred tax liability	(3,212)	(3,193)
Trading losses and other allowances	2,757	2,522
Net deferred tax assets	4,160	5,126

At December 31, 2024, the Group had unutilized trading losses and other allowances of $59,755 of which $24,861 were not recognized based on management’s performance projections for 2025 - 2029 and the related ability to utilize the tax losses and other allowances resulting in a recognition of a deferred tax asset of $2,757.

At December 31, 2024, the Group had unutilized capital allowances of $36,909 related to intangible assets, the balance was recognized in full based on management’s performance projections for 2025 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,615.

At December 31, 2024, the Group had a deferred tax asset of $261 related to expected future tax refunds.

At December 31, 2024, deferred tax liability of $3,212 related to intangible assets acquired as a part of Roto Sports acquisition (Note 2).

At December 31, 2023, the Group had unutilized trading losses and other allowances of $52,390 of which $29,199 were not recognized based on management’s performance projections for 2024 – 2028 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $2,522.

At December 31, 2023, the Group had unutilized capital allowances of $58,665 related to intangible assets of which $12,289 were not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,797.

At December 31, 2023, the Group had a deferred tax asset of $116 in relation to expected future tax refund.

At December 31, 2023, deferred tax liability amounted to $3,193 and related to intangible assets acquired as a part of Roto Sports acquisition.

18. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the year ended December 31, 2024, our top ten customers accounted for 32% of our revenue and no revenues were generated above 10% from a single customer. For the year ended December 31, 2023, our top ten customers accounted for 48% of our revenue and our largest customer accounted for 16% of our revenue. For the year ended December 31, 2022, our top ten customers accounted for 50% of our revenue and no revenues were generated above 10% from a single customer.
The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	Year ended December 31,
	2024	2023	2022
North America	55,500	60,755	35,923
UK and Ireland	39,179	31,347	28,151
Other Europe	22,463	10,994	8,909
Rest of the world	10,040	5,556	3,524
Total revenues	127,182	108,652	76,507
The Group presents disaggregated revenue by monetization type as follows:

	Year ended December 31,
	2024	2023	2022
Performance marketing	101,078	87,824	61,102
Subscription	8,367	7,652	6,438
Advertising & other	17,737	13,176	8,967
Total revenues	127,182	108,652	76,507

During the year ended December 31, 2024, performance marketing revenue was generated by the following categories: cost per acquisition 43%, revenue share 23% and hybrid 34%, compared to 58%, 13% and 29%, respectively, during the year ended December 31, 2023 and 59%, 14% and 27% during the year ended December 31, 2022.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	Year ended December 31,
	2024	2023	2022
Casino	92,224	66,869	50,923
Sports	33,282	40,634	25,086
Other	1,676	1,149	498
Total revenues	127,182	108,652	76,507

Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As at December 31,
	2024	2023
Contract assets	252	116
Contract liabilities	(2,616)	(2,207)
The contract assets primary relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. Contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities primarily relate to the advances received from customers for subscriptions purchased for the RotoWire.com website, for which revenue is recognized over the time. It is expected that deferred income will be recognized as revenue over the next year.
Below is the carrying amount of the Group’s contract liability and the movements during the year ended December 31, 2024 and 2023:

	2024	2023
As at January 1	2,207	1,692
Amounts included in contract liabilities that was recognized as revenue during the year	(4,836)	(4,066)
Cash received in advance of performance during the year	5,245	4,581
As at December 31	2,616	2,207

19. OPERATING EXPENSES
Sales and marketing expenses

	Year ended December 31,
	2024	2023	2022
People costs	25,838	22,334	17,587
Employees' bonuses related to acquisition	—	368	628
External marketing expenses	6,564	6,083	4,126
External content	3,195	3,666	3,166
Amortization of intangible assets	3,301	521	5,949
Share-based payment expense	931	359	417
Software and subscriptions	785	855	677
Other	1,283	1,145	1,190
Total sales and marketing expenses	41,897	35,331	33,740
Technology expenses

	Year ended December 31,
	2024	2023	2022
People costs	9,543	7,541	5,077
Software and subscriptions	1,569	1,131	671
Amortization of intangible assets	1,278	885	419
Share-based payment expense	183	42	20
Other	1,376	688	577
Total technology expenses	13,949	10,287	6,764

General and administrative expenses

	Year ended December 31,
	2024	2023	2022
People costs	13,108	10,802	7,981
Share-based payment and related expenses	3,839	3,386	2,777
Legal and consultancy fees	3,393	3,901	4,177
Secondary offering related costs (Note 10)	—	733	—
Acquisition related costs	2,151	821	539
Employees’ bonuses related to offering (Note 10)	—	201	—
Insurance	417	581	655
Short-term leases	317	567	441
Amortization of right-of-use assets	847	436	401
Depreciation of property and equipment	376	246	190
Software and subscriptions	1,240	959	601
Other	1,957	1,658	1,757
Total general and administrative expenses	27,645	24,291	19,519

Other Share-based related expenses

During the year ended December 31, 2023, the Group engaged a third party consulting firm to evaluate updated share based benefits issued to personnel of the Group and incurring costs of $180.
Contributions to defined contribution plans
Total contributions to defined contribution plans of $1,065, $681 and $723 are included in people costs across functions for the year ended December 31, 2024, 2023 and 2022, respectively.
Fair value movements on contingent consideration

The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder (Note 2).
20. FINANCE INCOME AND FINANCE EXPENSES

	Year ended December 31,
	2024	2023	2022
Foreign exchange gain	1,433	375	2,322
Interest income	137	259	—
Total finance income	1,570	634	2,322

Finance expense consists of the following:
Foreign exchange loss	117	1,298	225
Unwinding of deferred consideration	1,289	735	325
Interest expense on lease liabilities	249	165	182
Interest expense on borrowings	1,260	—	464
Other finance results	180	73	103
Total finance expenses	3,095	2,271	1,299
Net finance (loss) income	(1,525)	(1,637)	1,023
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

	Year ended December 31,
	2024	2023	2022
Net income for the period attributable to shareholders	30,679	18,260	2,390
Weighted-average number of ordinary shares, basic	36,034,115	37,083,262	35,828,204
Net income per share attributable to shareholders, basic	0.85	0.49	0.07

Net income for the period attributable to shareholders	30,679	18,260	2,390
Weighted-average number of ordinary shares, diluted	36,337,349	38,542,166	38,212,108
Net income per share attributable to shareholders, diluted	0.84	0.47	0.06

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Year ended December 31,
	2024	2023	2022
Weighted-average number of ordinary shares, basic	36,034,115	37,083,262	35,828,204
Effect of share options and warrants on issue	297,347	495,252	1,003,403
Effect of contingently issuable ordinary shares related to business combinations	—	963,652	1,380,501
Unvested ordinary shares	5,887	—	—
Weighted-average number of ordinary shares, diluted	36,337,349	38,542,166	38,212,108

Share warrants, share options and RSUs to purchase or acquire 5,834,519, 5,852,864 and 5,562,984 ordinary shares were outstanding at December 31, 2024, 2023 and 2022, respectively, that could potentially be dilutive in the future (Note 12).

At December 31, 2024, 4,609,353 options (2023: 4,771,770; 2022: 4,744,760) and 605,944 restricted share units (2023: Nil; 2022: Nil) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2024, there were no contingently issuable ordinary shares that were excluded from the diluted weighted-average number of ordinary shares calculation (December 31, 2023: nil; December 31, 2022: 617,322).
For disclosures regarding the number of outstanding shares, see Note 10.

22. TAX CHARGE

	Year ended December 31,
	2024	2023	2022
Current tax expense	2,883	3,168	1,522
Deferred tax charge (benefit) (Note 17)	588	(1,287)	(1,012)
	3,471	1,881	510

For the years ended December 31, 2024, 2023 and 2022, the effective tax rate of the Group amounted to 10.2%, 9.3% and 17.6%, respectively, as follows:

	Year ended December 31,
	2024	2023	2022
Income before tax	34,150	20,141	2,900
Expected tax expense (1)	3,643	2,721	3,190
Tax effects of:
Disallowed expenses	769	635	1,722
Unrecognized deferred tax	(419)	(1,266)	(4,121)
Change in estimates related to prior periods	(356)	(106)	67
Tax incentives	—	(115)	(300)
Changes in tax rates	(107)	—	—
Other	(59)	12	(48)
	3,471	1,881	510
1.Expected tax expense is computed based on actual statutory tax rates as applicable to the Group’s companies in the respective jurisdictions.

At December 31, 2024, outstanding income tax across jurisdictions amounted to $1,076 (December 31, 2023: $95).

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

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Year ended December 31,
	2024	2023	2022
Remuneration to key management and executive directors	6,201	5,033	4,699
Non-executive directors’ fees	984	1,225	958
	7,185	6,258	5,657
The emoluments paid to the Directors (executive and non-executive) during the years ended December 31, 2024, 2023 and 2022 amounted to $4,647, $3,189 and $2,006, respectively.
The following transactions were carried out with related parties:

	Year ended December 31,
	2024	2023	2022
Expenses
Remuneration expense	4,178	3,731	3,379
Share-based payments	3,007	2,527	2,278
Other expenses	—	—	8
	7,185	6,258	5,665

As at December 31, 2024 and 2023, the balance outstanding to key management and non-executive directors was $1,192 and $1,640, respectively and were included within accruals as the amounts are expected to be paid in less than one year.
As at December 31, 2024 and 2023, the following share options, RSUs and restricted shares were held by related parties:

	2024	2023
Share options held by key management, executive directors and non-executive directors	4,671,768	4,707,626
RSUs held by key management and executive directors	222,113	—
Restricted shares held by non-executive directors	56,995	33,194
In 2024, the Company granted 41,787 share options and 56,995 restricted shares to non-executive directors (Note 10,12 and 13).

In 2023, the Company granted 44,666 share options and 33,194 restricted shares to non-executive directors (Note 10, 12 and 13).

In 2022, the Company granted 156,124 share options and 32,942 restricted shares to non-executive directors (Note 10, 12 and 13).

In 2024, the Company granted 222,113 RSUs to key management and executive directors (Note 13). There were no similar grants in 2023 or 2022.

In 2022, the Company granted 400,000 share options to a key executive (Note 12).

24. PERSONNEL
The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year ended December 31,
	2024	2023	2022
Executive director	2	1	1
Non-executive directors	5	6	6
Sales and marketing employees	322	284	191
Technology employees	121	105	91
General and administrative employees	73	55	57
	523	451	346
As of December 31, 2024, 2023 and 2022, the Group had 555, 489 and 395 employees, respectively.

25. EVENTS AFTER THE REPORTING PERIOD

Acquisition of Odds Holdings

On January 1, 2025, the Company completed its acquisition (the “OddsJam Acquisition”) of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to the Agreement and Plan of Merger (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the stockholders of Odds Holdings (the “OH Stockholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary. OH Stockholders received initial merger consideration of (i) $70,000 in cash (net of holdbacks and sellers transaction expenses paid, and being subject to adjustments for cash, working capital and indebtedness, among other factors) and (ii) 708,178 ordinary shares. The shareholders of Odds Holdings may benefit from an additional payment of up to a maximum of

$60,000 based on Odds Holdings’ 2025 financial performance, such as an EBITDA target, and a further potential additional payment of up to $80,000 less the 2025 performance amount based on Odds Holdings’ 2026 financial performance. If the 2025 performance amount is less than $40,000 then it is to be paid in full by April 1, 2026. If the 2025 performance amount exceeds $40,000 then $40,000 is to be paid by April 1, 2026 and the remainder is to be paid by April 1, 2027. The 2026 performance amount shall be paid in full by April 1, 2027. The Company has the option to pay up to 50% of each of the earnout payments in ordinary shares.

During the year ended December 31, 2024, the Group incurred acquisition- related costs of $1,900 on legal and consulting fees, which were included in general and administrative expenses. The Company is in the process of evaluating the acquisition accounting considerations and has engaged a third-party valuation specialist to assist with the purchase price allocation. Disclosure is limited to information available as of the date of issuance of these consolidated financial statements.

The principal reason for this acquisition was to accelerate the U.S expansion.

Swish Litigation

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against OddsJam, Inc. and OpticOdds, Inc., (which was acquired on January 1, 2025, as previously discussed) alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. Swish is seeking injunctive relief, restitution and monetary damages. On January 27, 2025, we filed with the Court a motion to quash service of process for lack of personal jurisdiction. A decision on the motion to quash is pending. The Company is unable to reasonably estimate any potential outcome of this matter. The Company believes these claims are entirely without merit and intends to vigorously defend such allegations

Wells Fargo Amended and Restated Credit Agreement

Subsequent to year end, effective January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the Term Loan commitments to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On January 2, 2025, the Company borrowed $12,000 under the revolving credit facility and an additional $51,619 under the term loan mainly to settle the initial consideration related to the OddsJam Acquisition.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement to, among other items, for the following: (x) the credit facility increased from $100,000 to $165,000, consisting of the revolving credit facility of $90,000 (the “Revolving Credit Facility”) and the term loan of $75,000 (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10,000 to $50,000. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.