Form 20-F
period 2025-12-31
Gambling.com Group Ltd
filed 2026-03-19
CIK 1839799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
FORM 20-F
________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
35,097,190 ordinary shares at December 31, 2025
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
Yes ☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Statements

Gambling.com Group Limited and its consolidated subsidiaries (the “Company,” the “Group,” “we,” “us, “our” and words of similar references) reports its consolidated financial statements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as adopted by the European Union (“EU”). None of our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.
Our functional currency is the Euro (“EUR”). The reporting currency for our financial statements is United States dollars (“USD” or “U.S. dollars”). Unless otherwise noted, the financial information presented herein as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 is stated in U.S. dollars, our reporting currency. All dollar amounts in this annual report are in thousands of USD unless otherwise stated. All references herein to “our financial statements,” “our consolidated financial information,” and “our consolidated financial statements” are to the consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects – Operating Results” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.
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
Special Note Regarding Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. Such non-IFRS measures are Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Per Share and Adjusted Free Cash Flow. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Non-IFRS Financial Measures.”

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
▪“CGU” refers to cash-generating unit.
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
▪our ability to adjust to changes in search engine algorithms and dynamics and the disruption to the prevailing paradigm within online searches caused by artificial intelligence;
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
▪our ability to successfully defend existing and future litigation brought against us;
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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 20-F, to conform these statements to actual results or to changes in our expectations.

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

Summary Risk Factors

The following is a summary of some of the principal risks we face:

•We rely on organic search traffic to our websites as significant driver of our revenue. Changes in search engine algorithms, the proliferation of artificial intelligence within search results and as alternative answer engines, the growth of zero-click searches, and the evolving competitive and regulatory landscape could materially reduce traffic to our websites and adversely affect our business, financial condition, and results of operations.
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
•If we fail to protect or enforce our rights in our proprietary technology, brands or other intellectual property, fail to successfully defend the existing intellectual property infringement litigation against us, or face any potential liability and expense for legal claims for infringement of intellectual property rights of others, our competitive position and our business could be materially adversely affected.

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
•Changes within the technology platforms of the operators we work with, as well as with our partners, could alter the ability of our advertising technology to more accurately target and service NDCs which could adversely affect our business, financial condition, and results of operations.
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
•We are, and in the future may be, subject to litigation in the operation of our business, and litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.
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

Risks Relating to Our Business and Industry

We rely on organic search traffic to our websites as a significant driver of revenue. Changes in search engine algorithms, the proliferation of artificial intelligence within search results and as alternative answer engines, the growth of zero-click searches, and the evolving competitive and regulatory landscape could materially reduce traffic to our websites and adversely affect our business, financial condition, and results of operations.

We rely heavily on internet search engines, mainly Google, to generate a significant portion of the traffic to our websites through organic search results. Traditionally, the vast majority of our website traffic has been derived from unpaid channels, including search engine optimization (SEO) and direct navigation. As we do not control the methods by which search engines rank and display results, any reduction in the volume or quality of organic traffic represents a risk to our revenue and overall business performance.

Search engines, and Google in particular, periodically modify their ranking algorithms in ways that can materially affect the visibility of our websites. These changes are not disclosed in advance and are not within our control.

Our websites have experienced fluctuations in search rankings in the past. The amount of organic search traffic across our portfolio varies based on factors related to both search ranking positions and consumer demand, but shifts can be particularly pronounced when Google implements a major core algorithm update. In 2025, Google released three core algorithm updates, each of which had the potential to significantly alter search ranking positions across the industry. Using Gambling.com as an example, the March 2025 core update initiated a decline that resulted in an approximate 40% decrease in organic traffic.

In recent months, competition within Google’s search engine results pages has intensified significantly. We have observed an increase in instances where websites that are not widely recognized as authoritative or trusted sources within their respective niches are achieving prominent search rankings, in some cases outranking more established and authoritative sites. This dynamic appears to be driven, at least in part, by the exploitation of perceived weaknesses or gaps in Google’s ranking algorithm by certain market participants. The ability of less authoritative websites to achieve high visibility through such tactics creates a more volatile and unpredictable competitive environment for organic search. This is particularly relevant to the online gambling industry, where it may facilitate the prominence of offshore or unlicensed operators in search results, potentially at the expense of licensed, regulated operators and their affiliates. If search engines are unable to adequately distinguish between authoritative, compliant content and content produced by operators exploiting algorithmic weaknesses, our search rankings and traffic could be adversely affected, and the broader credibility and regulatory standing of the markets in which we operate could be undermined.

Google has also introduced and continues to expand features within its search engine results pages that reduce the prominence and click-through rates of traditional organic listings. These include paid advertisements, rich result formats, and AI Overviews, which provide AI-generated summaries at the top of the search results page and are now served to approximately 1.5 billion users per month across more than 200 countries and territories. These features can push our organic listings further down the page and in many cases satisfy the user’s query directly within the search results page, resulting in what is known as a “zero-click” search. Industry data indicates that approximately 58–60% of Google searches in the United States and European Union now end without the user clicking through to any external website, and for queries where an AI Overview is displayed, the zero-click rate may reach approximately 83%. These trends, if they continue or accelerate, could materially reduce the volume of traffic reaching our websites even if our search ranking positions remain unchanged.

In addition to changes within traditional search engines, we face a broader shift in how users seek information online. An increasing number of users are turning to AI-powered answer engines such as OpenAI’s ChatGPT, Google’s Gemini, Anthropic’s Claude, xAI’s Grok, and Microsoft’s Copilot, as well as AI-native search platforms such as Perplexity, as alternatives or supplements to conventional search engines for certain categories of queries. AI-powered platforms are estimated to account for approximately 12–15% of global search activity as of early 2026, and this share continues to grow. While these platforms may currently complement, rather than fully replace, the types of high-intent, transactional queries on which our business primarily depends, there can be no assurance that this will persist. If AI answer engines increasingly address the query types that drive traffic and revenue for our business, the resulting decline in organic search traffic could have a material adverse effect on our business, financial condition, and results of operations.

Even if our websites continue to attract meaningful levels of organic traffic, changes in the composition and behavior of that traffic could reduce the effectiveness of our monetization. Users arriving from AI-augmented search results may have already consumed summary information about our content and may therefore be less likely to engage with the revenue-generating elements of our websites, such as affiliate links, sign-up offers, or advertising placements. A decline in conversion rates, click-through rates on our monetized content, or user engagement metrics, even without a commensurate decline in overall traffic, could have a material adverse effect on our revenue and profitability.

The structure of the search market is also subject to change due to legal and regulatory proceedings. In particular, a U.S. federal court has found that Google unlawfully maintained monopoly power in general search services and has ordered behavioral remedies, including prohibiting exclusive distribution agreements for its search products. These remedies are expected to take effect in 2026, though the decision is subject to appeal. The outcome of these and any similar proceedings could result in material changes to how search results are displayed, the introduction of new competitors, or shifts in search distribution arrangements, any of which could affect our organic traffic volumes.

Our ability to attract organic search traffic is also subject to regulatory risk. Regulators and search engine operators in certain jurisdictions have taken steps to restrict the visibility of gambling-related content in search results. For example, Google has adjusted its search algorithms and advertising policies to suppress results from unlicensed gambling operators in certain European markets. Regulatory requirements such as mandatory licensing and advertising restrictions may limit our ability to appear in search results or serve content in certain jurisdictions, and the introduction of similar measures in additional markets could further constrain our organic reach.

The market for organic search visibility in our industry is highly competitive. Our competitors include other affiliate marketing companies, media companies, and direct operators, many of whom invest significantly in SEO, content production, and paid search advertising. Competitors’ pay-per-click advertising may receive higher prominence than our organic listings. The increasing importance of demonstrating genuine expertise, authority, and trustworthiness in content, factors that Google has emphasized in recent algorithm updates, may favor larger, more established competitors. There is no assurance that we will be able to maintain our current competitive position in organic search rankings, which could materially adversely affect our business, financial condition, and results of operations.

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

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this section “Item 3. Key Information – Risk Factors,” our business, financial condition, and results of operations could be adversely affected. Further, because we operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks, and uncertainties frequently experienced by rapidly growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We derive a significant portion of our revenue from our ten largest customers. The loss of any of these customers could materially negatively impact our results.

Historically, we have derived a significant portion of our revenue from a limited number of customers. For the years ended December 31, 2025, 2024, and 2023, our ten largest customers accounted for 25%, 32% and 48% of our revenue, respectively. Furthermore, for the years ended December 31, 2025, 2024, and 2023, our largest customer accounted for 4%, 5%, and 16% of our revenue, respectively. These customers contributed more revenue than the other customers primarily because they converted online gamblers into NDCs at a higher rate.

We cannot guarantee that our ten largest customers will always choose to use our services. In the event we lose any of our ten largest customers, although we are able to direct online gamblers (i.e., traffic) to our other existing customers, those customers might not be able to convert online gamblers into NDCs as frequently as a top ten customer. If we are unable to maintain and renew our relationship with our ten largest customers, then our business would be materially adversely affected.

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

We generate a significant portion of our revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model, or hybrid model.

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

The future success of our business is highly dependent on the services and decisions of our executive management team, including Charles Gillespie, our Chief Executive Officer and Chairman, Kevin McCrystle, our Chief Operating Officer, and Elias Mark, our Chief Financial Officer. The loss of one or more of these executive officers or other key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Messrs. Gillespie, McCrystle, and Mark are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, operating results and financial condition could be materially adversely affected.

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

To attract new visitors, we must offer and develop new features on a continuous basis and perform regular system updates. As a result, we have invested, and expect to continue to invest, significant resources in developing products and services to drive traffic to our platform and engage and convert our visitors to NDCs. For example, we have made considerable investments in our technology platform, including the Adge business intelligence system, the Origins publishing platform, the Genesis content management system, and the Elements advertiser management system. Our product development efforts may include significant changes to our existing products or new products that are unproven. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including distracting management and disrupting our current operations. We cannot assure that any resulting new or enhanced products and services will engage online gamblers and online gambling operators. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such products, thereby harming our ability to generate and increase revenue.

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

We may experience system failures and other events or conditions from time to time that could interrupt the availability, or reduce or affect the speed or functionality, of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or computer capacity being exhausted. These events have previously resulted in immaterial losses in revenue. System failures in the future could result in significant losses of revenue. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an appropriate period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of users.

Changes within the technology platforms of the operators we work with, as well as with our partners, could alter the ability of our advertising technology to more accurately target and service NDCs which could adversely affect our business, financial condition, and results of operations.

The potential negative impact on our advertising technology capabilities due to changes in the technology platforms of the operators we collaborate with, as well as alterations in partnerships, could limit our capabilities to target the right individuals. For example, if a major operator updates its technology platform or if there is a shift with our partners, it may disrupt our advertising technology's ability to precisely target and cater to NDCs. This disruption in accurate targeting and service delivery has the potential to result in reduced effectiveness of advertising campaigns, which may ultimately negatively impact our revenue. Our dependency on the technology and media ecosystem makes us vulnerable to changes within these partnerships and platforms, which could adversely affect our business, financial condition, and results of operations.

We have acquired, and may continue to acquire, other businesses, domain names, or technologies which could divert management’s attention and otherwise disrupt our operations and harm our operating results, whether or not the acquisition is consummated. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

As part of our business strategy, we have previously acquired businesses and will continue to consider potential strategic transactions that we believe could complement or expand our product and service offering, broaden our geographic presence, enhance our technical capabilities, or otherwise offer growth opportunities. For example, in January 2025, we completed our acquisition of Odds Holdings, Inc., which is powered by a state-of-the art technology platform for real-time odds data and offers services under multiple consumer and enterprise brands, and we continue to work to successfully integrate the acquisition.

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

Part of our growth strategy is to acquire businesses and identify and acquire assets and technologies that complement our business. The process of undertaking a potential acquisition is time-consuming and costly. We expend significant resources to undertake business, financial, tax, and legal due diligence on our potential acquisition targets and there is no guarantee that we will acquire a company after completing due diligence.

Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and/or convertible debt securities, the incurrence of additional indebtedness, significant amortization expenses related to intangible assets and exposure to undisclosed or potential liabilities of the acquired companies, including, but not limited to, alleged infringement of a third party’s intellectual property. To the extent that the goodwill arising from the acquisitions carried on the financial statements does not pass the annual goodwill impairment test, excess goodwill will be charged to, and reduce, future earnings.

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
•regulatory uncertainties;
•failure or material delay in closing a transaction;
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

We are subject to litigation in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.

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

Our agreements with clients and other third parties may include provisions under which we agree to indemnify or otherwise be liable for losses as a result of claims of intellectual property infringement or other liabilities relating to or arising from our products or services, acts, omissions or negligence. Such terms may survive termination or expiration of the applicable agreement, and significant damage or indemnity obligations could harm our business, results of operations, financial condition or reputation. Although we attempt to contractually limit our liability with respect to such potential exposure, we may not be successful in doing so. Any dispute with a client, vendor or other third party with respect to our business or such obligations could have adverse effects on our relationship with that third party or other current and prospective third parties, and may adversely impact demand for our products or services, damage our reputation and harm our business, results of operations or financial condition.

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

In April 2023, the U.K. Gambling Commission published its White Paper on the review of the U.K.’s 2005 Gambling Act. The main measures proposed by the White Paper include: (i) new stake limits for online slot games of between GBP 2 and GBP 15 per spin, (ii) consultation on measures to provide greater protections for 18 to 24 year old persons who are at higher risk of harm; (iii) empowerment of the U.K. Gambling Commission with additional powers to tackle black market operators through court orders and working with internet service providers to block illegal gambling sites; and (iv) rules to prohibit bonus offers from harming vulnerable individuals. The DCMS also launched an investigation in early 2023 to review the U.K.’s current gambling policy, as well as the U.K. government’s progress, or lack thereof, toward amending U.K. gambling laws to make them fit for the future. The Culture, Media and Sport Committee published its second report on this investigation on

December 21, 2023 which concluded, amongst other matters, that the U.K. government should take a more precautionary approach to advertising than that proposed in the White Paper and that there is scope for further regulation. In April 2024, the U.K. government responded to this report, noting that it is working to deliver the main proposals set out in the White Paper by the summer of 2024. In May 2024, the regulator further responded to the forthcoming regulatory changes which gambling operators will have to implement, including on direct marketing where a new social responsibility code is to be introduced and that customers would need to reconfirm their marketing preferences in January 2025. In April 2025, the U.K. government’s proposed GBP5 stake limit on online slots, applicable to persons aged 25 and over, came into effect, with the further GBP2 stake limit, applicable to persons aged 18 to 24, then becoming effective in May 2025. In May 2025, updates to direct marketing preferences for customers took effect through the introduction of a new social responsibility code. Licensed operators are now required to provide their customers with options to opt-in to direct marketing on a per product and per channel basis, with the options covering all products and channels provided by the licensed operator and be set to opt-out by default. Such options must be offered as part of the registration process and be updateable should customers change their preference. This requirement applies to all new and existing customers. The U.K. Gambling Commission has amended the Licence Conditions and Codes of Practice (LCCP), specifically Social Responsibility Code Provision 5.1.1 (“Rewards and Bonuses”), to introduce a prohibition on mixed-product promotional offers. Pursuant to the amended provision, licensees are no longer permitted to issue or advertise any bonus, inducement, or promotional scheme that requires a customer to engage with more than one gambling product category as a condition of eligibility or redemption. This amendment forms part of the Commission’s implementation of the White Paper and is intended to strengthen consumer protection through safer promotional practices. From September 1, 2025, the Committee of Advertising Practice (CAP) has extended the scope of the CAP Code to cover non-paid-for online marketing communications targeted at U.K. consumers by licensed advertisers, even if they do not have a U.K.-registered company address. This brings social media posts from licensed gambling operators into scope, ensuring they follow the same standards as U.K.-based operators. For gambling affiliates, the change means closer scrutiny of promotions, since operators remain accountable for compliance across their marketing chain, and potentially stricter contracts, with operators likely to introduce tighter monitoring and approval processes for affiliate content. CAP will review the impact after three months, with stakeholder deadline for feedback due by December 1, 2025. Given that it is not yet clear how any of the proposed changes set out in the White Paper are to be implemented or what the practical effect of the CAP changes to CAP Code will be, it is difficult to predict at this stage what impact these matters may have on our business.

In June 2021, Canada passed Bill C-218 which allows individual provinces and territories to decide how to regulate single-event sports betting within their jurisdictions. In Ontario, the Alcohol and Gaming Commission of Ontario (the “AGCO”) released its Standards for Internet Gaming to govern the province’s new online gaming market. The regulations set out certain technical requirements and advertising restrictions. The launch of the province’s new market for online gambling and sports betting was completed in April 2022. Beginning February 2024, operators are prohibited from using athletes and celebrities in their marketing and advertising. In May 2025, Alberta passed Bill 48, known as the iGaming Alberta Act (the “Alberta Bill”). The Alberta Bill establishes the Alberta iGaming Corporation, which will be charged with oversight of Alberta's newly created open online gaming market. The Alberta Bill does not contain specific regulations pertaining to licensing, operating, responsible gaming, advertising restrictions, or revenue allocation, with specific regulations expected to be promulgated in early 2026. It is anticipated that Alberta's regulatory framework for online gaming will borrow from Ontario's model. As Ontario’s market is still very new, the detail of Alberta’s new regulated market is still to be determined and most other provinces in Canada have not yet determined their approach to this regulation, we cannot yet fully determine or predict the impact of this regulation on our business in Canada.

On July 30, 2024, the New Zealand government announced that it has agreed to a high-level approach to regulating online casinos designed to minimize gambling harm, support tax collection, and provide consumer protections to New Zealanders. In June 2025, the New Zealand government introduced the Online Casino Gambling Bill (the “NZ Bill”) to the House of Representatives. The NZ Bill states that there will be up to 15 licenses for online casino gambling operators to be auctioned. Companies applying for a license will need to provide detailed information to the regulator, including about their business plans for New Zealand. Newly licensed operators will be allowed to advertise, with restrictions. Unlicensed operators will be prohibited and fines up to NZD 5.0 million (or approximately USD 3.0 million) may be applicable for noncompliance. Detailed regulations about advertising and responsible gambling standards are to be developed and will establish the specific requirements for which newly licensed operators must comply. The new strategy to prevent and minimize gambling harm and new problem gambling levy regulations took effect on July 1, 2025, replacing the current levy regulations that expired on June 30, 2025. On December 1, 2025, the New Zealand government announced the official start date for its new online casino licensing regime, which will take effect on December 1, 2026, marking a major milestone in the country’s shift toward a formally regulated online gambling market. This development is also expected to have a positive impact on affiliate businesses by creating expanded opportunities to partner with locally licensed operators. Currently, advertising is permitted only for internal gambling and is prohibited for overseas gambling. An overseas gambling advertisement is any communication that publicizes or promotes gambling, or a gambling operator, when that gambling, or operator, is outside New Zealand or is reasonably likely to induce people to gamble outside New Zealand. There is no prohibition on New Zealand national gambling with a foreign gambling operator. Given that these New Zealand gambling rules and plans for regulation are relatively new, it is difficult to predict at this stage what the full impact of these matters may have on our business.

On July 14, 2019, the Italian gambling advertising ban (the “Dignity Decree”) came into effect. The Italian gambling advertising rules prohibited any advertising relating to games with cash winnings, regardless of the media used. The Italian communications authority (“AgCom”) issued guidelines on the Dignity Decree that are open to varying interpretations. The ambiguity of certain provisions means that it can reasonably be concluded that some activities (such as informative communications without a call to action) are possible with no restrictions. In March 2025, the Italian Senate passed a resolution urging the government to reconsider the Dignity Decree’s advertising ban, citing its limited efficacy in curbing gambling addiction. In July 2025, the government confirmed plans to revise the ban, with proposals expected to grant licensed operators limited advertising and sponsorship rights under strict safeguards. If adopted, affiliates and media partners may shift from operating under prohibition to a regulated-advertising model, where only licensed entities may promote gambling within tight content, placement, and compliance boundaries. Given that the new gambling plans in Italy are still at an early stage, it is difficult to predict at this stage what the full impact of these matters may have on our business.

In June 2021, Sweden’s Ministry of Finance announced proposed reforms to the gambling advertising policy in the country based on the Swedish Gambling Market Inquiry. The proposals include a new rule to treat gambling advertising in the country with “special moderation”, meaning that it would be treated the same manner as alcohol advertising. The current law only requires “moderation” for gambling advertising. In January 2022, the Swedish government finalized legislation that would require B2B gambling suppliers that manufacture, provide, amend, or install gambling software to Swedish B2C license holders to apply for licenses to operate in the market with such licenses effectively implemented as of July 1, 2023. The legislation also proposed to set a new standard for gambling advertising which would now come under “adjusted moderation” rules. The new classification would require that the advertisement of games be adapted to match the specific addiction risks of different products. However, this proposal was rejected by the Swedish Committee on Culture, stating that it did not intend to set differing requirements for different products, and it was too soon following the introduction of the new regulatory system to consider changes to marketing rules. In November 2024, the Swedish government published a regulation, which became effective in January 2025, to amend the gambling ordinance which relate to scratch lotteries, number games and probability games in casinos, which includes a limitation on the value of winnings from these types of games to a maximum of 50% of the value of the stakes in the game. In September 2025, Sweden’s Gambling Act review proposed replacing the “directional criterion” with a “participant criterion”, making any site accessible to Swedish players subject to national law. This would close the loophole that allows unlicensed operators advertise in English and accept euros. The proposals also extend the ban on promoting unlicensed gambling to cover affiliates, payment providers, and other intermediaries, with criminal liability for violations. If adopted (effective January 1, 2027), these changes will restrict advertising routes for unlicensed operators, increase compliance risks for affiliates, and reinforce Sweden’s licensed-only marketing environment. Given that the Swedish gambling rules are relatively new, it is difficult to predict at this stage what the full impact of this may have on our business.

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

In October 2023, the Finnish Ministry of the Interior announced the launch of a formal project to reform the country's online gambling monopoly and transition to a licensing system. In July 2024 Finnish Ministry of the Interior requested comments on the draft government proposal for a new Gambling Act. The new draft Gambling Act stipulates an open multi-licensing regime for pari-mutuel betting on horse-racing, online betting and online casino and slot machine games. The new Finnish Gambling Act was approved in the Finnish parliament on December 16, 2025. Finland’s gambling reform is aimed at opening a competitive licensing regime from July 2027. License-application rules are planned to take effect in March 2026. The new law restricts licensed operators from using affiliates in any manner. As a result, we recorded an impairment charge of $14.0 million related to three of our Finnish domains during the year ended December 31, 2025. Due to this regulatory change, management concluded that these domains will no longer contribute meaningful future economic benefits to the Digital Marketing CGU.

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

The U.K. government has also announced that the remote gaming duty charged on profits generated from online casino games provided to U.K. customers will increase from 21% to 40% beginning on April 1, 2026, and the tax rate for online sports betting in the United Kingdom will increase from 15% to 25% beginning on April 1, 2027. The increases are expected to materially affect tax liabilities for U.K. gambling operators and operators providing services to U.K. customers, which may have a material impact on such operators marketing spend and commissions paid to us. If other jurisdictions in which we operate, including individual U.S. states with maturing online sports gaming markets, propose similar tax rate increases, it could have a similar adverse effect to business in those areas.

As the legal framework for the online gambling industry is constantly developing, we are unable to predict whether or when additional restrictions will be applied to online gambling operators in the jurisdictions in which we operate. Any development such as the above-mentioned could have a material adverse effect on our business, results of operations and financial position.

Our failure to obtain or maintain applicable licenses or approvals, or otherwise comply with applicable requirements in the United States, could adversely affect our business and our operations.

As an online gambling affiliate, we may be required to obtain licenses or approvals to operate in most but not all jurisdictions in the United States where we conduct business. As of December 31, 2025, we have obtained licenses or approvals to provide marketing services to regulated operators in Arizona, Colorado, Indiana, Louisiana, Maryland, Massachusetts, Michigan, Missouri (temporary with permanent license pending), New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, and West Virginia. We are not required to obtain licenses or approvals in Arkansas, Connecticut, Illinois, Iowa, Kansas, Kentucky, New York, North Carolina, or Wyoming

where we conduct business. Some of these approvals are subject to renewal, a potentially time-consuming process. Our delay or failure to renew licenses or approvals in any jurisdiction may prevent us from distributing our product offerings, increasing our customer base and/or generating revenues.

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

We expect to continue to expand our operations to additional U.S. states and territories and to expand our international operations. Any new markets or countries that we attempt to enter may not be receptive. For example, we may not be able to expand further in some markets if we are unable to obtain applicable licenses or approvals. If we are unable to effectively develop and operate within these new markets, or if our competitors are able to successfully penetrate geographic markets that we cannot access or where we face other restrictions, then our business, operating results and financial condition could be impaired.

Certain U.S. states have enacted restrictions on commission-based compensation for online gambling affiliates and considered implementing general advertising limits, and if such restrictions are successfully implemented in other states in the future, it would have a material adverse effect on our business, our operations, and our financial condition.

Recently, Connecticut and Illinois have enacted restrictions on commission-based compensation for online gambling affiliates, while Massachusetts, Michigan and New Jersey have considered implementing general advertising limits for online gambling, and there is no guarantee that regulators in other U.S. states may propose similar rules or regulations in the future.

If multiple key U.S. states implement such advertising restrictions on agreements between online gambling operators and online gambling affiliates, it would have a material adverse effect on our business, our operations, and our financial condition.

We may be subject to legislation that limits or restricts the marketing of online gambling services and we could fail to comply with such legislation in Europe.

As service providers to online gambling operators, online gambling affiliates are generally not subject to the same laws and regulations governing online gambling operators. However, in many jurisdictions, we are obligated to comply with the regulations and standards around advertising in general. For example, the Advertising Standards Authority in the United Kingdom prescribes certain standards for online and affiliate marketing in general as well as specific policies around gambling. In the United States, the American Gaming Association, or the AGA, has produced a Responsible Marketing Code for Sports Wagering which its members have pledged to follow. We are not a member of the AGA currently, but should we join in the future, we would be required to comply with their marketing codes. New regulations or laws, such as the new Finnish Gambling Act, can have some restrictions on advertising matters. While, in such cases, it is not clear how any such new regulatory regimes will ultimately practically operate in relation to gambling advertisement, the new laws and regulations require continued monitoring so that the impact on our business can be assessed and determined. In addition, we are subject to general marketing legislation in all jurisdictions where we operate. In the future, we may be subject to additional regulatory requirements aimed at the promotion of online gambling services, for example if we enter new geographical markets or if regulations are expanded to include our operations. Regulatory compliance is costly and time-consuming. We have dedicated significant time and financial resources to monitor our regulatory compliance and will continue to do so in the future. However, as we operate more than 50 websites across 22 national markets and continue to grow our business globally, we, from time to time, may fail to maintain all websites as fully compliant with marketing laws and regulations. This could result in penalties or other sanctions from relevant authorities, lead to increased costs or otherwise have a negative impact on our operations.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data about our customers as part of our “know your customer” (or “kyc”) procedures. We also collect and process only the minimum amount of personal data necessary to operate our business about referred players, NDCs, and other individuals when they create user accounts and/or subscribe for services on our websites or register for our newsletters and other forms of communication, including through our RotoWire, OddsJam and OpticOdds brands. We further collect and process personal data about individuals who participate in our American Gambling Awards (e.g., nominees, winners), generally when we perform corporate administrative functions (e.g., information about employees and job applicants) for various business purposes, including marketing and promotional purposes and certain data from subscribers of RotoWire.com, OddsJam and OpticOdds. The collection, use and processing of such information about individuals are governed by data privacy laws and regulations enacted in the European Union, United Kingdom, United States (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement.

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

We are subject to trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, North Korea, Syria, and the Crimea Region of Ukraine. In addition, our operations may be subject to additional regulatory and political risk and additional compliance costs in connection with sanctions and other trade controls imposed by the United States and other governments in response to Russia’s military operations in Ukraine. These government measures include export controls restricting certain exports. We may also be subject to increased cyberattacks as a result of the military conflict. Relevant governments may express an interest in pursuing a diplomatic solution to these issues and in holding negotiations regarding a cessation of military operations in Ukraine, but we cannot be certain that these negotiations will occur, continue, or succeed in forestalling additional hostilities or additional trade controls.

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

While our reporting currency for our consolidated financial statements is the U.S. dollar, a significant part of our revenues is denominated in Euros and GBP and a significant part of our operating expenses are denominated in Euros. Consequently, fluctuations in foreign currency exchange rates may cause our revenues and expenses to fluctuate and may impact our profitability, cash flows and our results generally. These risks related to exchange rate fluctuations and currency volatility may increase in the future as our operations outside the United States continue to expand. Consequently, our business, financial condition, and results of operations may be materially adversely affected by fluctuations in currency exchange rates. In the first quarter of 2025, management identified an increased foreign exchange risk created by the USD-denominated Term Loan in a subsidiary which uses the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, we entered into the CCIRS to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.

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

As a “foreign private issuer” as defined in Rule 405 under the Securities Act, we are not subject to all the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies are required and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there would be if we were a U.S. domestic public company.

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

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to prepare financial statements based on U.S. Generally Accepted Accounting Principles and filed on a more accelerated timeframe than an annual report on Form 20-F. In addition, we would be required to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability. Conversely, the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to file Form 10-Qs each quarter and mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since our IPO in July 2021, the trading price of our ordinary shares has ranged from $4.60 to $17.14 through December 31, 2025. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including, in addition to other factors described in “Item 3. Key Information – Risk Factors,” the following items:

•our operating and financial performance and prospects;
•our quarterly or annual earnings or those of other companies in our industry;
•changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our ordinary shares or the stock of other companies in our industry;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•strategic actions by us, our customers, or our competitors, such as acquisitions or restructurings;
•increased competition;
•material litigation or government investigations;
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
•the failure of research analysts to cover our ordinary shares; and
•the realization of any other risks described under section “Item 3. Key Information – Risk Factors.”

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

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our ordinary shares and may make it more difficult for a shareholder to sell its ordinary shares at a time and price that it deems appropriate. None of our shareholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their ordinary shares. As of March 13, 2026, approximately 18% of our outstanding ordinary shares are held by our directors, officers, or other affiliates, and are therefore restricted securities within the meaning of Rule 144 under the Securities Act. These shares are now eligible for resale in the public market subject to certain restrictions regarding the possession of material non-public information, and the volume, manner of sale, holding period, and other restrictions under Rule 144.

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

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards that differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We and our independent registered public accounting firm identified material weaknesses in our internal control environment over financial reporting as of December 31, 2025. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. Management has determined that the Company has the following material weaknesses in its internal control over financial reporting.

Control Activities – Management did not have adequate effective controls over elements of its internal control environment, as follows:

aIneffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement.
bIneffective design and implementation of controls over Period End Financial Reporting – lack of effectively designed and implemented controls to ensure that all instances of complex, judgmental, and non-recurring transactions were subjected to a timely technical accounting analysis and review commensurate with their complexity. Specifically, the material weakness identified relates to controls over: (i) business combinations, and (ii) impairment of domain names.

Throughout 2025, management has continued the process of designing and implementing internal controls to remediate these material weaknesses. Remediation efforts included the following:

aCompleted the enhancement and formalization of our accounting and business operations policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
bCompleted the enhancement of the revenue reporting processes through our ERP system and leveraged opportunities to further automate revenue data processing.
cEngaged an independent third-party to support the Company’s internal controls program.

Our remediation plan includes the following actions:

a.We implemented internal controls and completed the initial testing of the newly designed controls, however, the controls have not been in place and operated effectively for a sufficient period of time, and therefore during 2026, we will continue testing of the design and operating effectiveness of internal controls over a longer period of financial reporting cycles,

b. Strengthening review controls over the application of IFRS in complex and judgmental areas, including business combinations and impairment of domain names, and ensuring that such controls are operating on a timely basis.

We are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review and improve our internal control over financial reporting.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to design, implement and monitor our internal controls as necessary or appropriate for our business but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting

We believe, but cannot assure you, that the measures we have taken to date will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

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

We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we have no plans to pay regular dividends on our ordinary shares in the foreseeable future. Any payment of future dividends will be at the discretion of our board of directors (subject to, and in accordance with, our memorandum and articles of association and Jersey law) and will depend on then-

existing conditions, including our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Accordingly, a shareholder may have to sell some or all of its ordinary shares after price appreciation in order to generate cash flow from its investment. A shareholder may not receive a gain on its investment when it sells its ordinary shares, and it may lose the entire amount of the investment.

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may, and currently do, take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future, including exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for up to five fiscal years after our initial public offering date of July 23, 2021 (which is the last day of the fiscal year ending December 31, 2026). We may take advantage of these exemptions as long as we remain an emerging growth company, which could be for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues reach $1.235 billion, if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million or if we issue more than $1.0 billion in non-convertible debt over a three-year period. We cannot predict if investors will find our ordinary shares less attractive because we rely on the above emerging growth company exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

ITEM 4. INFORMATION ON THE COMPANY
A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Corporate Information

Gambling.com Group Limited (the “Company” or the “Group”) is a public limited liability company incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended and the address of our principal executive offices is 22 Grenville St., St. Helier, Jersey JE4 8PX, Channel Islands.

We were first incorporated in the British Virgin Islands as TGG International Holdings Limited on July 26, 2006. We changed our name to KAX Media Limited on October 3, 2012 and subsequently continued as a private limited liability company in Malta on October 7, 2016. We changed our name to Gambling.com Group Limited on May 18, 2017. On January 7, 2018, we converted into a public limited liability company and changed our name to Gambling.com Group Plc. On May 27, 2021, we redomiciled from Malta to Jersey and changed our name to Gambling.com Group Limited.

On July 23, 2021, we consummated our initial public offering of 5,250,000 ordinary shares and, as a result, our shares began trading on the Nasdaq Global Market under the ticker symbol “GAMB”.

Our agent for service of process in the United States is DBO Services LLC, located at 1777 Reisterstown Road, Suite 290, Baltimore, Maryland 21208, telephone number +1 (302) 219-4201. Our wholly owned subsidiaries are GDC America, Inc., a Florida corporation; GDC Media Limited, incorporated in Ireland; and GDC Malta Limited, registered in Malta. In January 2022, through GDC America, Inc. we completed the acquisition of Roto Sports, Inc., and, through GDC Malta Limited, we acquired NDC Holding Limited. In January 2025, we completed the acquisition of Odds Holdings, Inc. and its subsidiaries OddsJam, Inc. and OpticOdds, Inc., and, in September 2025, we completed the acquisition of BGMD Holdings LLC (d/b/a Spotlight.Vegas), all of which became subsidiaries of GDC America, Inc.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All of our Exchange Act reports and other SEC filings are and will be available through the EDGAR system. You may also access information about us through our corporate website at www.gdcgroup.com. The information contained in neither website is incorporated by reference into this annual report.

Emerging Growth Company

The JOBS Act was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as EGCs. We are an EGC within the meaning of the JOBS Act. As an EGC, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), (iv) comply with the requirements of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements, and (v) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earliest of:

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

Our History

We were founded in 2006 by Charles Gillespie, our Chairman and Chief Executive Officer, and joined by Kevin McCrystle, our Chief Operating Officer, in 2007. After initially offering sports content targeting Asia, in 2010 we switched our focus to online casino in Western Europe, building CasinoSource, the first of a series of casino affiliate portals. After acquiring the Gambling.com domain in April 2011, between 2012 and 2017 we launched Gambling.com in the United Kingdom, Ireland and other European markets, including beyond English-speaking countries. We also opened our office in Dublin, Ireland. In 2018, we entered the U.S. market, obtaining a license and commencing operations in New Jersey, while also entering sports betting with the acquisition of the Bookies.com domain. We continued to grow Gambling.com into additional European markets and expanded our

U.S. operations into Indiana, Pennsylvania, West Virginia, Colorado, Tennessee, Illinois, Virginia, and Michigan, leading up to 2021 and our initial public offering.

2021
•Relocated corporate domicile from Malta to Jersey
•Acquired portfolios of more than 100 domains intended to target U.S. and Canadian markets
•Completed our initial public offering of ordinary shares in the United States on the Nasdaq Global Market
•Expanded U.S. operations into Arizona
•Named the 2021 EGR Affiliate of the Year and 2021 SBC North America Casino Affiliate of the Year

2022
•Acquired Roto Sports, Inc. (“Roto Sports”), owner and operator of RotoWire.com (“RotoWire”), a provider of expert fantasy sports news and data
•Acquired NDC Media Limited (“NDC Media”), operator of BonusFinder.com (“BonusFinder”), a leading affiliate business in North American markets
•Expanded U.S operations into Louisiana, New York, Arkansas, Kansas, Maryland, and Canadian operations into Ontario
•Completed acquisition of additional domains intended to target U.S. and Canadian markets
•Won the 2022 EGR Global Sports Affiliate of the Year Award, the 2022 SBC Europe Casino Affiliate of the Year Award and the 2022 SBC North America Sports Affiliate of the Year Award
•Acquired ultra-premium domain name Casinos.com
•Qualified to have GAMB shares included in the Russell 3000 index and various sub-indexes

2023
•Commenced operations in Kentucky, Massachusetts and Ohio
•Launched the all new Casinos.com website
•Won the 2023 SBC North America Sports Affiliate of the Year Award, the 2023 EGR Global Nordics Affiliate of the Year, the “Challenger” category at the inaugural Benzinga Titans Sports Betting Awards and the Best Sportsbook Affiliate at the SiGMA Affiliates B2C Awards
•RotoWire won “Best Written Content” at the Fantasy Sports & Gambling Association 2023 Winter Conference
•Negotiated a final, deferred consideration payment of €18 million related to the acquisition of BonusFinder in exchange for the early termination of the earn-out period, providing us with the ability to accelerate the realization of synergies

2024
•Commenced operations in North Carolina
•Entered into a three-year $50.0 million Credit Facility with Wells Fargo Bank, National Association, consisting of a $25.0 million term loan and a $25.0 million revolving credit facility (the “Wells Fargo Facility”)
•Acquired Freebets.com and related assets (the “Freebets.com Assets”)
•Won the 2024 Casino Affiliate of the Year at the EGR Global Operator Awards
•Repurchased 2,966,547 ordinary shares at an average price $9.06

2025
•Acquired Odds Holdings, Inc. and its subsidiaries OddsJam, Inc. and OpticOdds, Inc. (the “OddsJam Acquisition”), which is powered by a state-of-the art technology platform for real-time odds data and offers services under multiple consumer and enterprise brands, and later amended the agreement and plan of merger to fix the amount, timing, and form of the earnout payments to be paid to the stockholders of Odds Holdings, Inc.
•Acquired Spotlight.Vegas, an online booking platform for live events and local attractions
•Amended our Wells Fargo Credit Facility to increase the commitment amounts to $165.0 million
•Entered into a swap agreement to effectively convert $75.0 million of U.S. dollar borrowings to Euro borrowings, lowering the cost of debt capital by approximately 200 basis points
•Won Sports Affiliate of the Year - North America at the SBC Awards Americas 2025 and Sports Affiliate of the Year at EGR Global Awards
•Won EGR Affiliate of the Year award for an unprecedented third time

•Increased share repurchases authorization by $10.0 million, for total of $14.4 million of availability as of December 31, 2025
•Repurchased 671,998 ordinary shares at an average price of $8.30

Capital Expenditures and Intangible Asset Acquisitions

During the fiscal years ended December 31, 2025, 2024, and 2023, our capital expenditures totaled $4.8 million, $3.2 million, and $2.4 million, respectively, each of which includes capitalized software development costs of $3.9 million, $1.9 million and $2.0 million. In addition, there were no intangible asset acquisitions during the fiscal year ended December 31, 2025, as compared to intangible asset acquisitions of $21.1 million and $6.8 million, during the fiscal years ended December 31, 2024, and 2023, respectively.

B.    BUSINESS OVERVIEW

We are a fast-growing technology company providing marketing and sports data services for the gambling industry.

Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in 22 national markets across more than ten languages.

Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets and market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

We grew revenue by 30% and 17% in 2025 and 2024, respectively. Organic revenue declined by 2% in 2025 and grew by 2% in 2024, respectively, and we achieved an average organic revenue growth rate of 41% during the period from 2017 to 2025.

Financial highlights for the years ended December 31, 2025, 2024 and 2023 are presented below.

	Year Ended December 31,			Change 2025 to 2024	Change 2024 to 2023
	2025	2024	2023	%	%
	(in thousands USD, except per share amounts, Net income margin and Adjusted EBITDA Margin, unaudited)
Revenue	165,447	127,182	108,652	30%	17%
Net (loss) income for the year attributable to shareholders	(32,930)	30,679	18,260	(207)%	68%
Net (loss) income margin	(20)%	24%	17%
Net (loss) income per share attributable to shareholders, diluted	(0.93)	0.84	0.47	(211)%	79%
Adjusted net income for the year attributable to shareholders	51,790	42,120	32,207	23%	31%
Adjusted net income per share attributable to shareholders, diluted	1.26	1.16	0.84	9%	38%
Adjusted EBITDA	58,010	48,691	36,715	19%	33%
Adjusted EBITDA Margin	35%	38%	34%
Cash flows generated by operating activities	19,104	37,638	17,910	(49)%	110%
Adjusted Free Cash Flow	36,261	41,582	23,000	(13)%	81%

	Year Ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
	(in thousands USD)
Marketing	124,320	118,815	101,000	5%	18%	75%	93%	93%
Data	41,127	8,367	7,652	392%	9%	25%	7%	7%
Total revenues	165,447	127,182	108,652	30%	17%	100%	100%	100%

For additional breakdown of our revenues by geographic market and product type for each of the years indicated, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Revenue.”

Adjusted Net Income, Adjusted Net Income per share, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Free Cash Flow are non-IFRS financial measures and may not be comparable to similarly titled measures of other companies and have limitations as analytical tools. For more information about our non-IFRS financial measures and reconciliations thereof to the most comparable respective IFRS measures, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Non-IFRS Financial Measures.”

Our Growth Strategies

Key elements of our growth strategy include:

Expansion of Footprint of Products and Services for the Gambling Industry. In line with our growth strategy, we have expanded into adjacent products and services for the gambling industry to expand the addressable market and creating complementary marketing and data businesses. We have diversified our revenue streams, reducing reliance on any single product, traffic channel, geography or customer type by providing complementary services to enterprises and consumers and to increase the proportion of recurring subscription revenue for real-time sports data analytics and premium fantasy sports content, via OddsJam, OpticOdds and RotoWire. The acquisition and integration of OddsJam and OpticOdds has further diversified our portfolio of assets and complements our marketing business, enhancing our recurring subscription revenue by leveraging the state-of-the-art sports data technology platform, processing on average over one million requests per second and multiple terabytes of data per day. We believe that our odds platform is the industry’s most advanced and delivers data with very low latency. Our proportion of data revenue grew to 25% in 2025 compared to 7% in 2024.

Continued Expansion in North America. As states across the United States and provinces across Canada continue to legalize online gambling, the North American market has become our largest market by revenue. We are continuing to pursue market share in our marketing business through our owned and operated local and global websites and partnership websites to become a go-to resource for information on North American casino and sports betting. In our data business, we are leveraging our platform of sports and fantasy data to drive enterprise and consumer recurring subscription revenue through the OddsJam, OpticOdds and RotoWire websites. Our acquisition of OddsJam and OpticOdds adds a state-of-the-art technology platform for real-time sports data and additional recurring subscription revenue. We intend to actively pursue licenses or approvals in all states where it is required and we expect a viable market.

Our revenue in North America was $87 million, $56 million and $61 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Growing Our Global Strategic Presence. Internationally, we target stable, regulated markets with significant growth potential. In our marketing business, we intend to continue to enter into new markets leveraging our international brands such as Gambling.com and Casinos.com. For example, in 2024 we expanded our business into Greece and Romania. We regularly monitor the regulatory landscape to be in a position to enter soon-to-be regulated markets for possible future expansion, such as Latin America. In our data business, we intend to grow our global enterprise subscription revenue from OpticOdds by adding additional sports coverage and by utilizing our existing relationships with international sports betting operators.

Pursuing Strategic Acquisitions. While we primarily focus on organically growing our business, the possibility for quality acquisitions provides another avenue for future growth. Since our IPO we have completed five acquisitions, including the following: (i) in April 2024, we completed the acquisition of Freebets.com and related assets; (ii) in January 2025, we acquired consumer facing OddsJam and enterprise service provider OpticOdds; and (iii) in September 2025, we completed the acquisition of Spotlight.Vegas. Our experience and technological capabilities position us as a sophisticated player to tactically acquire strong sub-scale or under-monetized websites with a product, market fit that will benefit from our more established processes and technologies and to acquire and integrate strategic new adjacent technologies and capabilities for the gambling industry that will expand our addressable market by providing complementary products and services to our consumer website users and our enterprise clients. Our credit facility provides us with additional financial flexibility to continue to pursue strategic acquisitions.

Developing Pipeline Projects. We currently have a robust portfolio of over 500 undeveloped gambling domain names for future projects, including premium domain names. The addition of OddsJam and OpticOdds, is complementary to our marketing business and enables us to both provide complementary subscription services to our consumer website users and enterprise clients and to utilize the OddsJam and OpticOdds best-in-class sports data technology to refine and optimize sports betting content across our portfolio of websites. We also intend to expand our addressable market and footprint of services for the gambling industry by organically developing new complimentary products and services to our consumer website users and enterprise clients.

Our Products

We are a fast-growing technology company providing marketing and sports data services for the gambling industry.

Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises including casinos and sports betting operators reach high intent audiences and acquire new customers in 22 national markets across more than ten languages.

Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets and market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

Marketing

Utilizing our proprietary platform of marketing technologies, portfolio of premier branded websites, and partnerships we help enterprises including casinos and sports betting operators target high intent audiences and acquire new customers. Our websites, including Gambling.com, Bookies.com, Casinos.com and over 50 local websites, target different user interests and markets for the gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available services. We attract consumers to our websites and partnerships through online marketing efforts and targeted content and, through our platform of marketing technologies, refer them to regulated casino and sports betting operators. In this way, we provide marketing services to casinos and sports betting operators.

Within marketing, we primarily generate revenue through performance marketing by referring consumers from one of our websites or partner websites to casinos and sports betting operators. When these referred consumers are converted by the casino or sports betting operator into actual paying customers, by registering a new online gambling account and making a deposit into that account or purchasing event tickets at a casino, this consumer becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the casino or sports betting operator. Our performance marketing agreements are primarily based on a revenue share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid. We also generate advertising and other revenue from arrangements not based on the referred players including advertising and onboarding fees on our websites.

As we are compensated primarily on a performance-based model, our marketing revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our enterprise customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships. By consistently attracting consumers with high-quality content, we referred more than 454,000 and 479,000 new customers to casinos and sports betting operators in 2025 and 2024, respectively. We have increased our customer base for marketing services to approximately 595 in 2025 from approximately 110 in 2017.

Our marketing revenue performance can be optimized by selecting the best commercial model available to us from each of our enterprise customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferred model. The operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three performance marketing models. We have predictive analytics systems which estimate the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Consumers generally locate our content via search engine referrals to our websites or through partnerships, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites and attracting and maintaining effective partnerships with third parties. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites and partner websites through the efficient use of our technology platforms.

Our Marketing revenue grew by 5% and 18% for 2025 and 2024, respectively.

Data

We utilize our proprietary sports data platform and our OddsJam.com, OpticOdds.com and RotoWire.com brands and websites to power enterprises and assist consumers to succeed in sports betting and fantasy sports. We monetize our brands and websites through enterprise and consumer subscriptions services for real time sports data analytics and premium fantasy sports content, while also integrating our data to power content for our marketing business.

Our data services provide us with complementary recurring subscription revenue independent of our marketing business. Our next-generation data platform ingests real-time sports data at scale from the public internet, forming the backbone of our premium data feed for enterprise and consumer customers.

Sports betting operators, prediction markets and market makers and media companies subscribe to monthly and annual packages for OpticOdds and RotoWire to access sports betting data, odds APIs, trading services, sports stats and content syndication, with OpticOdds providing a cutting-edge sports betting intelligence platform delivering real-time pricing and market insights.

Consumers subscribe to monthly and annual packages from OddsJam and RotoWire to access odds comparisons, sports betting tools, and fantasy sports news, tools, and insights, with OddsJam providing real-time odds information to empower sports bettors to make data-driven bets.

Our Data revenue grew by 392% and 9% for 2025 and 2024, respectively.

Our Core Brands

Gambling.com

We acquired the Gambling.com domain name in April 2011. The domain name came alone, without an accompanying business or any existing revenue streams. Since then, we have invested significant resources to launch a new website and grow it into one of the largest and highest revenue producing online gambling affiliate websites in the world. As of December 31, 2025, localized versions of Gambling.com were available in more than 10 languages and more than 15 national markets across North America, UK and Ireland, Other Europe and Rest of the world covering all aspects of the online gambling industry, which includes online casino and sports, and fantasy sports.

Casinos.com

In November 2022, we acquired the ultra-premium Casinos.com domain name, which launched in July 2023. The website offers in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials.

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

Freebets.com

We acquired Freebets.com in 2024. The brand is well established in the United Kingdom and throughout Europe has a long-standing reputation for delivering valuable betting offers, free bet promotions, and insightful content to bettors. Since acquiring Freebets.com and its related assets, we have successfully integrated them into our technology platform, revitalizing a legacy brand and significantly enhancing its performance. We have also driven substantial improvements, accelerating the flow of NDCs through the acquired websites. This strategic acquisition has strengthened our presence in key markets, further demonstrating our ability to execute and add value through tactical M&A activity.

RotoWire.com

We acquired RotoWire.com in 2022. RotoWire provides fantasy data subscription services to sports media organizations, and consumers and sells advertising on the website and we are leveraging its audience, content library, talented workforce and trust with U.S. sports fans to drive incremental sports betting performance marketing revenue from the RotoWire.com website.

OddsJam

We acquired OddsJam in January 2025. OddsJam is a well-known, flagship consumer brand in North America providing premium, real-time odds information to empower sports bettors to make data-driven bets through a consumer facing website and app. Its user-centric platform offers unmatched access and advanced analytics across nearly 300 sportsbooks. The acquisition expands our footprint of data services in the gambling industry.

OpticOdds

We acquired OpticOdds in January 2025. OpticOdds is an enterprise brand, transforming sports trading in North America with data-driven products that deliver real-time odds from nearly 300 sportsbooks, as well as comprehensive data for alternate lines, player props, futures, game props, and more. Powered by advanced algorithmic models developed by a team of quantitative researchers, OpticOdds provides precise insights that enable enterprise clients to thrive in a competitive landscape, enhance user engagement, drive revenue growth and optimize operational efficiency.
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

BonusFinder.com

We acquired BonusFinder in 2022. BonusFinder publishes websites internationally which help consumers find and compare bonuses for online sportsbooks and casinos, with a strong presence in Canada that has driven increased market share for us in the North American sports betting and iGaming market.

Spotlight.Vegas

We acquired Spotlight.Vegas in September 2025. Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform.

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

State	Website	Sports iGaming Permitted	Casino iGaming Permitted
Arizona	BetArizona.com	Yes	No
Illinois	IllinoisBet.com	Yes	No
Kansas	BetKansas.com	Yes	No
Kentucky	BetKentucky.com	Yes	No
Maryland	BetMaryland.com	Yes	No
Massachusetts	BetMassachusetts.com	Yes	No
Michigan	BetMichigan.com	Yes	Yes
Missouri	BetMissouri.com	Yes	No
New York	EmpireStakes.com	Yes	No
North Carolina	BetCarolina.com	Yes	No
Ohio	BetOhio.com	Yes	No
Ontario	OntarioBets.com	Yes	Yes
Pennsylvania	BetPennsylviania.com	Yes	Yes
Tennessee	BetTennessee.com	Yes	No
Virginia	BetVirginia.com	Yes	No
Our Proprietary Technology Platforms

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

Marketing Technology Platform

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

Data Technology Platform

Developed as part of OddsJam, our data technology platform represents a significant engineering achievement built to meet the demands of real-time sports betting data at scale. The platform operates as a high-performance data pipeline processing approximately 6TB of data per day with sub-500 millisecond latency, spanning over 350 sportsbooks, 55 statistics sources, and 1,400 leagues covering sports statistics, scores, and betting information.

The pipeline's architecture reflects a deliberate two-layer design philosophy: highly customized ingestion and parsing logic tailored to the unique characteristics of each individual data source, feeding into a common core responsible for the standardized cleanup, normalization, and processing of all incoming data. This approach allows our team to onboard new sources efficiently without compromising the integrity or performance of the broader pipeline.

The platform is continuously evolving. Our team is actively developing an AI-aided disambiguation system designed to extend coverage to an even broader range of sports and leagues, reducing the manual overhead involved in mapping and reconciling data across disparate sources. This system reflects our broader commitment to applying machine learning where it can deliver meaningful operational leverage.

The pipeline has undergone six major rewrites and architectural adaptations over the past four years, each driven by the real-world challenges that emerged as OddsJam scaled. Rather than viewing these iterations as setbacks, we consider them a testament to the team's ability to adapt quickly and build infrastructure that grows with the business — ensuring the platform remains as capable tomorrow as the demands placed on it require.

Our Track Record of Awards and Recognitions

Our products have been recognized for their excellence over the years, winning nearly every award in the gambling affiliate industry for online sports and online casino. In 2025, we became the first affiliate to win Affiliate of the Year three times at the EGR Operator Awards, following our wins in 2018 and 2021. We were also named Sports Affiliate of the Year at the EGR Operator Awards and Sports Affiliate of the Year – North America at the SBC Awards Americas in 2025

Our Sales Process and Customers

We develop relationships, and negotiate and engage with, online gambling operators, prediction markets and market makers, and media companies as part of standard inside sales processes. We do this through direct emails, calls and referrals from existing customers, and outside sales processes, including attendance at industry-related conferences and in-person meetings. It is also common for online gambling operators to discover our business by accessing one of our websites and submitting a contact form on our corporate website.

We have a strong portfolio of major online gambling operators. We work with regulated online gambling operators, including industry heavyweights Flutter, DraftKings, BetMGM, Caesars, Bet365, ESPNBet, Entain and Evoke. Many of our customers operate multiple player-facing brands.
In 2025, 2024 and 2023, our top ten customers accounted for 25%, 32% and 48% of our total revenue, respectively. In 2025, our largest customer accounted for 4% of our revenue. In 2024, our largest customer accounted for 5% of our revenue. In 2023, our largest customer accounted for 16% of our revenue.

Marketing

Our marketing business has ranked in the top eight on the EGR Power Affiliates list since its inception in 2018 and moved up to No. 2 in 2024 and 2025. The list is compiled from votes cast by full-time affiliate managers working with the online gambling operators who rate affiliates based on their commercial, operational, product, compliance and M&A capabilities.

While attracting new customers to our marketing business is important, we primarily focus on maintaining and deepening our relationships with our existing customers by increasing the amount of traffic and, in-turn, the number of NDCs we can refer to our existing customer base. Our account management team coordinates the day-to-day relationships with our customers, while improving the commercial aspects of our deals. Meanwhile, our product and content teams optimize the content, offers, news and other details related to how our customers’ brands are presented to the online gamblers to maximize conversion rates. In many cases we can negotiate exclusive bonuses and offers for the players referred from our websites.

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

Because the effectiveness of our partners is a key commercial concern, we built our proprietary advertiser management system Elements, a dedicated system to manage the placement of operators and operators’ offers on our websites. As we approached the limit of what was possible with manual adjustments, we have started to leverage machine learning systems to help us ensure we are showing the most appropriate operator in every circumstance. These advanced data science models can process many more input variables and larger data sets than our commercial team could process on its own. These initiatives have made our models more efficient, allowing us to develop a method to test changes in a low-risk manner without impacting the user experience, and enabling us to explore more granular customer segmentation.

From 2017 to 2025, we grew our marketing business client base from 111 to 595. We believe we increased our number of customers as a result of a variety of factors, including an increase in the number of markets where we operate, new online gambling operators entering various markets, an increase in demand for our services and an expanded internal sales team. We plan to continue to grow both the number of customers and the level of participation from existing customers. To the extent that we wish to enter new markets in the future, we may seek to onboard local gambling operators in a target market to optimize the localized products. Leveraging our extensive reach, we strive to serve as our online gambling operators’ preferred partners by providing relevant, high-intent traffic that helps them meet their online gambling player acquisition goals.

Data

We provide enterprise sports data services through OpticOdds to major global operators that are seeking market-leading data intelligence with low latency data feeds for supporting pricing accuracy, sharper trading and minimizing losses. Meanwhile, smaller operators and prediction markets and market makers utilize our data services for pricing, market creation and bet settlement, while media companies utilize our data for content strategies. We attract new customers primarily through enterprise sales processes.

In addition, casual bettors and aspiring professional gamblers use RotoWire for best-in-class fantasy and daily fantasy data and critical injury alerts, and OddsJam for consumer sports betting data and identifying data-driven arbitrage opportunities and positive expected value bets. We attract consumers through digital marketing efforts including search engine optimization, partnerships including legacy media, influencers, niche publishers and content creators and paid media.

Seasonality
See "Item 5A. Operating Results - Factors Affecting Our Results of Operations" for a description of the seasonality of our business.
Competition

Our most comparable publicly traded companies in the United States are Sportradar Group AG and Genius Sports Ltd., both of which are data and marketing service providers to the online gambling industry. We compete with other performance marketing service providers in the online gambling industry, such as Better Collective and Gentoo Media, which are publicly traded in Europe.

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

•Website Quality. We take pride in our focused network over 50 high quality branded-websites, which include Gambling.com, Casinos.com, Bookies.com, and Freebets.com, which are tightly managed through common software systems.

•Strategic Presence. We focus on legalized and soon-to-be legalized markets around the world. Currently, we publish content localized for North America, the United Kingdom and Ireland, multiple European markets, and select markets in the rest of the world.

•Customer Base. We have a robust client portfolio which includes most major online gambling operators from the United States and Europe. During the years ended December 31, 2025 and 2024, we worked with over 595 online gambling operators including heavyweights Flutter, DraftKings, BetMGM, Caesars, Bet365, Entain and Evoke. While we prioritize deepening our relationships with our existing customers, we have also increased our number of customers from 111 in 2017 to 595 in 2025.

•Technological Excellence. We have developed four proprietary software platforms to maximize operational efficiency in the delivery of our consumer websites. These platforms are used across our network and enable us to significantly reduce website loading times for visitors, efficiently organize and manage all of the content which appears on our websites and precisely optimize the placement of our customers’ messages across our network. We continue to invest in our own technical systems and believe we are at the forefront, compared to our peers, in terms of leveraging technology in general and machine learning in particular to optimize our business. In addition, the acquisition of Odds Holdings, Inc., which operates a state-of-the-art technology platform that delivers real-time odds data with industry-leading speed and scalability, provides us with powerful capabilities. Odds Holdings, Inc.’s technology has the ability to process over one million requests per second and multiple terabytes of data daily across nearly 300 sportsbooks. With OddsJam as our flagship consumer brand and enterprise offerings from OpticOdds, Odds Holdings, Inc., we provide low-latency, comprehensive odds data to both individual bettors and enterprise clients, enabling data-driven decision-making in sports betting.

•Proven History of Growth. Over the last five years, our organic growth strategy has focused on perfecting our internal processes, technology, and products. This approach has delivered faster growth than our established global online gambling affiliate listed peers. Since 2017, we have experienced an organic growth rate of 41%. We also have the expertise and experience to transform high-value gambling industry domain names into high-performing websites. We acquired the Gambling.com domain name in 2011 with no business or revenue and turned it into the globally recognized, market-leading brand that it is today, operating in thirteen markets and five languages. We also built Bookies.com from a premier domain name into an all-inclusive leading sports website with a U.S. first focus since its acquisition in early 2018. In 2022, we acquired the ultra-premium domain name Casinos.com and launched the site as a new international casino focused website offering in-depth expert online casino reviews, exclusive network partner bonuses, casino guides and tutorials.

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

Online Gambling Regulations

Since we are not an online gambling operator, we generally are not required to be licensed or approved in Europe or elsewhere outside of the United States. Greece and Romania are the only jurisdictions in which we currently operate in outside of the United States that require a license.

In the United States, any company providing services to regulated gambling entities is typically required to either register or apply for a license or an approval with the gambling regulator in each state where they are active. In the case of gambling affiliates, a tiered system is sometimes available with a relatively straight forward registration required for online gambling affiliates only looking to do CPA deals and a more onerous license application required for online gambling affiliates seeking to do deals with a revenue share component. As of December 31, 2025, we are authorized to operate in Arizona, Arkansas, Colorado, Connecticut, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Missouri (temporary, with permanent license pending), New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and Wyoming.

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

Swish Litigation

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against OddsJam, Inc. and OpticOdds, Inc. (which was acquired on January 1, 2025, as previously discussed) alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. On or about August 29, 2025, Swish filed a First Amended Complaint to, among other things, add an allegation of intentional interference. Swish is seeking injunctive relief, restitution and monetary damages. Discovery is ongoing.

We believe that Swish’s claims are meritless and are vigorously defending the lawsuit. At this time, we cannot predict or determine the timing or final outcome of this matter or the effect that any adverse determinations the lawsuit may have on our business, financial condition or results of operations.

C.    ORGANIZATIONAL STRUCTURE
Gambling.com Group Limited is the publicly traded holding company for its subsidiaries (collectively, the “Company”).

Our significant subsidiaries as of December 31, 2025 are listed below.

Name	Country of Incorporation and Place of Business	Proportion of Ownership Interest
GDC Media Limited	Ireland	100%
GDC America, Inc.	Florida, U.S.A.	100%
GDC Malta Limited	Malta	100%
Roto Sports, Inc.	Delaware, U.S.A.	100%
OddsJam, Inc.	Delaware, U.S.A.	100%
OpticOdds, Inc.	Delaware, U.S.A.	100%
BGMD Holdings LLC (d/b/a Spotlight.Vegas)	Nevada, U.S.A.	100%

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

GDC Malta Limited is a private limited company incorporated in the British Virgin Islands in June 2011, and subsequently continued in Malta in October 2016. GDC Malta Limited provides intra-group services to the Company.

In addition to our direct wholly owned subsidiaries, the following are also material indirect wholly owned subsidiaries of the Company:

Roto Sports, Inc. is a corporation originally incorporated in the State of California in 2006 and reincorporated in the State of Delaware in January 2022. It was acquired in January 2022 and operates as wholly owned subsidiary of GDC America, Inc.

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

BGMD Holdings LLC (d/b/a Spotlight.Vegas) is a limited liability company organized in the State of Nevada in February 2020. It was acquired in September 2025 and operates as a wholly owned subsidiary of GDC America, Inc.

D.    PROPERTY, PLANT AND EQUIPMENT

We believe that our current facilities, as detailed in the table below, are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Office Type	Location	Lease expiry date
Principal Operations Office	Dublin, Ireland	January 4, 2028
Principal North American Office	Charlotte, North Carolina	December 31, 2031
Regional Office	Belgrade, Serbia	August 31, 2026
Regional Office	Madison, Wisconsin	July 31, 2028
Regional Office	New York, New York	June 16, 2028
Regional Office	Las Vegas, Nevada	February 28, 2028
Regional Office	St. Julians, Malta	March 31, 2029
Regional Office	Santa Ana, Costa Rica	July 31, 2028

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    OPERATING RESULTS
Overview

We are a fast-growing technology company providing marketing and sports data services for the gambling industry.

Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in 22 national markets across more than ten languages.

Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets and market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.

Marketing

Utilizing our proprietary platform of marketing technologies, portfolio of premier branded websites, and partnerships we help enterprises including casinos and sports betting operators target high intent audiences and acquire new customers. Our websites, including Gambling.com, Bookies.com, Casinos.com and over 50 local websites, target different user interests and markets for the gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available services. We attract consumers to our websites and partnerships through online marketing efforts and targeted content and, through our platform of marketing technologies, refer them to regulated casino and sports betting operators. In this way, we provide marketing services to casinos and sports betting operators.

Within marketing, we primarily generate revenue through performance marketing by referring consumers from one of our websites or partner websites to casinos and sports betting operators. When these referred consumers are converted by the casino or sports betting operator into actual paying customers, by registering a new online gambling account and making a deposit into that account or purchasing event tickets at a casino, this consumer becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the casino or sports betting operator. Our performance marketing agreements are primarily based on a revenue share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid. We also generate advertising and other revenue from arrangements not based on the referred players including advertising and onboarding fees on our websites.

As we are compensated primarily on a performance-based model, our marketing revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our enterprise customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships. By consistently attracting consumers with high-quality content, we referred more than 454,000 and 479,000 new customers to casinos and sports betting operators in 2025 and 2024, respectively. We have increased our customer base for marketing services to approximately 595 in 2025 from approximately 110 in 2017.

Our marketing revenue performance can be optimized by selecting the best commercial model available to us from each of our enterprise customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferred model. The operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three performance marketing models. We have predictive analytics systems which estimate the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Consumers generally locate our content via search engine referrals to our websites or through partnerships, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites and attracting and maintaining effective partnerships with third parties. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites and partner websites through the efficient use of our technology platforms.

Our Marketing revenue grew by 5% and 18% for 2025 and 2024, respectively.

Data

We utilize our proprietary sports data platform and our OddsJam.com, OpticOdds.com and RotoWire.com brands and websites to power enterprises and assist consumers to succeed in sports betting and fantasy sports. We monetize our brands and websites through enterprise and consumer subscriptions services for real time sports data analytics and premium fantasy sports content, while also integrating our data to power content for our marketing business.

Our data services provide us with complementary recurring subscription revenue independent of our marketing business. Our next-generation data platform ingests real-time sports data at scale from the public internet, forming the backbone of our premium data feed for enterprise and consumer customers.

Sports betting operators, prediction markets and market makers and media companies subscribe to monthly and annual packages for OpticOdds and RotoWire to access sports betting data, odds APIs, trading services, sports stats and content syndication, with OpticOdds providing a cutting-edge sports betting intelligence platform delivering real-time pricing and market insights.

Consumers subscribe to monthly and annual packages from OddsJam and RotoWire to access odds comparisons, sports betting tools, and fantasy sports news, tools, and insights, with OddsJam providing real-time odds information to empower sports bettors to make data-driven bets.

Our Data revenue grew by 392% and 9% for 2025 and 2024, respectively.

See “Item 4.B. Information on the Company - Business Overview” and our consolidated financial statements and the related notes to those statements included elsewhere in this annual report for further information.

Market Trends

The main drivers for the online gambling market in which we operate are the underlying online gambling market, pace and detail of regulation, the amount of spend on customer acquisition by the online gambling operators, and the share of such spend going to online gambling affiliates such as our marketing business. Underlying market growth stems from both an increase in the number of jurisdictions regulating online gambling for the first time as well as growth from already regulated jurisdictions where online gambling is becoming an increasingly accepted, mainstream leisure activity.

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
For the years ended December 31, 2025, 2024 and 2023, 39%, 26% and 37%, of our revenue was generated from sports products, respectively, including online sports betting and fantasy sports, and 59%, 73% and 62% was generated from casino products, respectively, including online casino and social casino.

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for the years ended December 31, 2025, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Reporting Currency					Constant Currency
	Year Ended December 31,			Change 2025 to 2024	Change2024 to 2023	Change 2025 to 2024	Change2024 to 2023
	2025	2024	2023	%	%	%	%
	(in thousands USD)
Revenue	165,447	127,182	108,652	30%	17%	26%	17%
Cost of sales	(15,261)	(7,536)	(9,112)	103%	(17)%	95%	(17)%
Gross profit	150,186	119,646	99,540	26%	20%	21%	20%
Sales and marketing expenses	(63,003)	(41,897)	(35,331)	50%	19%	45%	19%
Technology expenses	(24,789)	(13,949)	(10,287)	78%	36%	72%	36%
General and administrative expenses	(32,169)	(27,645)	(24,291)	16%	14%	12%	14%
Movements in credit losses allowance and write-offs	(329)	(480)	(914)	(31)%	(47)%	(34)%	(48)%
Impairment loss on intangible assets	(14,006)	—	—	100%	—%	100%	—%
Fair value movement on contingent consideration	(47,678)	—	(6,939)	100%	(100)%	100%	(100)%
Operating (loss) profit	(31,788)	35,675	21,778	(189)%	64%	(186)%	64%
Finance income	7,826	1,570	634	398%	148%	381%	148%
Finance expenses	(8,446)	(3,095)	(2,271)	173%	36%	163%	36%
(Loss) income before tax	(32,408)	34,150	20,141	(195)%	70%	(192)%	70%
Income tax charge	(522)	(3,471)	(1,881)	(85)%	85%	(85)%	85%
Net (loss) income for the year attributable to shareholders	(32,930)	30,679	18,260	(207)%	68%	(204)%	68%
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit and loss
Exchange differences on translating foreign currencies	5,587	(6,605)	2,868	(185)%	(330)%	(182)%	(330)%
Cash flow hedge - effective portion of changes in fair value	(2,298)	—	—	100%	—%	100%	—%
Cash flow hedges - reclassified to profit or loss	2,453	—	—	100%	—%	100%	—%
Related tax	(19)	—	—	100%	—%	100%	—%
Other comprehensive income (loss) for the year, net of tax	5,723	(6,605)	2,868	(187)%	(330)%	(184)%	(330)%
Total comprehensive (loss) income for the year attributable to the shareholders	(27,207)	24,074	21,128	(213)%	14%	(209)%	14%
Revenue

The revenue increase for the year ended December 31, 2025, compared to the year ended December 31, 2024 was primarily driven by an increase in Data revenue primarily from the OddsJam Acquisition in January 2025 and growth in Marketing revenue decelerated.

The revenue increase for the year ended December 31, 2024 compared to the year ended December 31, 2023 was a result of the following: (i) strong growth in casino, which was partly offset by a decline in sports and strong growth outside of North America, which was partly offset by a decline in North America as a result of fewer state launches in 2024 compared to 2023 and (ii) strong growth from owned and operated websites, which was partly offset by less revenue from partnerships in 2024 compared to 2023. Organic growth in casino across our geographical regions was partly offset by the decline in sports revenue in North America and was complemented by acquired growth in both sports and casino from the acquisition of the Freebets.com Assets in April 2024.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk - Transaction Exposure Sensitivity” for additional information.
We generate revenue from marketing and data services as described below.

	Year ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
	(in thousands USD)
Marketing	124,320	118,815	101,000	5%	18%	75%	93%	93%
Data	41,127	8,367	7,652	392%	9%	25%	7%	7%
Total revenues	165,447	127,182	108,652	30%	17%	100%	100%	100%

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events.

Within performance marketing arrangements, the Group considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Group acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Group’s performance obligation is to facilitate and process the transaction and issue the ticket.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Group considers each subscription to be a separate performance obligation. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Group records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated.
Our revenue disaggregated by market is as follows:

	Year ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
	(in thousands USD)
North America	87,235	55,500	60,755	57%	(9)%	53%	43%	56%
U.K. and Ireland	41,660	39,179	31,347	6%	25%	25%	31%	29%
Other Europe	26,102	22,463	10,994	16%	104%	16%	18%	10%
Rest of the world	10,450	10,040	5,556	4%	81%	6%	8%	5%
Total revenues	165,447	127,182	108,652	30%	17%	100%	100%	100%

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

During the year ended December 31, 2025 compared to the year ended December 31, 2024, our North America revenue saw strong growth primarily due to growth in data revenue from the OddsJam Acquisition and the Spotlight.Vegas Acquisition. The growth across U.K. and Ireland, Other Europe and Rest of the World for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily due to growth in marketing revenue and from the acquisition of the Freebets.com Assets .

During the year ended December 31, 2024 compared to the year ended December 31, 2023, our U.K. and Ireland, Other Europe, and Rest of the World geographical regions saw strong growth from a combination of organic growth and growth from the acquisition of the Freebets.com Assets on April 1, 2024 across both Casino and Sports. North American revenue declined as a result of organic growth in Casino, offset by a decline in Sports revenue as a result of fewer state launches and less revenue from partnerships during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Our revenue disaggregated by monetization is as follows:

	Year ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
	(in thousands USD)
Performance marketing	103,567	101,078	87,824	2%	15%	62%	79%	81%
Subscription	41,127	8,367	7,652	392%	9%	25%	7%	7%
Advertising & other	20,753	17,737	13,176	17%	35%	13%	14%	12%
Total revenues	165,447	127,182	108,652	30%	17%	100%	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators and ticketing sales. Revenue from subscriptions consists of enterprise and consumer sports data subscription revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.
During the year ended December 31, 2025, performance marketing revenue was generated by the following categories: CPA of 37%, revenue share of 24%, hybrid of 37% and ticketing 2%, compared to 43%, 23%, 34%

and nil, respectively, during the year ended December 31, 2024, and 58%, 13%, 29% and nil, respectively, during the year ended December 31, 2023.

The revenue increase for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily driven by growth in subscriptions from the OddsJam Acquisition in January 2025 and the growth rate in performance marketing decelerated due to Google algorithmic updates reducing organic search visibility offset by revenue from new partnerships and paid channels.

The revenue increase for the year ended December 31, 2024 compared to the year ended December 31, 2023 was driven by growth in all monetization channels but primarily by increased performance marketing and advertising and other revenue outside of North America and primarily from Casino from our owned websites partly offset by less revenue from partnerships.
Our revenue disaggregated by product type from which it is derived is as follows:

	Year ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
	(in thousands USD)
Casino	96,545	92,224	66,869	5%	38%	59%	73%	62%
Sports	65,085	33,888	41,189	92%	(18)%	39%	26%	37%
Other	3,817	1,070	594	257%	80%	2%	1%	1%
Total revenues	165,447	127,182	108,652	30%	17%	100%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting, prediction markets, and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo and other events.

The growth in revenue by product for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily driven by growth in Sports from the OddsJam Acquisition and growth in Other from the Spotlight.Vegas Acquisition.

The growth in Casino revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023 was driven primarily by performance marketing and advertising and other revenue growth across all geographical regions. The growth in Casino and Other revenue was partially offset by a decrease in Sports revenue due to fewer state launches and less revenue from partnerships. Organic growth in Casino across our geographical regions was partly offset by the decline in Sports revenue in North America and was complemented by acquired growth in both Sports and Casino from the acquisition of the Freebets.com Assets in April 2024.

Cost of Sales
Cost of sales is comprised of fees to partners, and data and payments solution expenses related to subscription revenue. Costs of sales increased by $7.7 million, or 103%, for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to higher costs driven by expanded efforts in new partnership channels and increase in cost of sales related to the OddsJam Acquisition. In constant currency, cost of sales increased by $7.5 million, or 95%, in the year ended December 31, 2025, compared to the year ended December 31, 2024. Costs of sales decreased by $1.6 million, or 17%, for the year ended December 31, 2024 from the year ended December 31, 2023, primarily due to less revenue and associated costs from partnerships.

Operating Expenses
Total operating expenses increased for the year ended December 31, 2025 compared to the year ended December 31, 2024, due to the fair value movement on contingent consideration for the OddsJam Acquisition and the Spotlight.Vegas Acquisition, impairment loss on intangible assets, an increase in people costs and related expenses primarily from the OddsJam Acquisition and the Spotlight.Vegas Acquisition for the year ended

December 31, 2025, as well as increased amortization expense related to the acquisition of the Freebets.com Assets, the OddsJam Acquisition and the Spotlight.Vegas Acquisition.
The total operating expenses increased in the year ended December 31, 2024 compared to the year ended December 31, 2023 due to an increase in people costs and related expenses across sales and marketing, technology and general and administrative functions to support the increase in revenue for the year ended December 31, 2024, as well as increased amortization expense resulting from the acquisition of the Freebets.com Assets and acquisition related costs, partially offset by a decrease in the fair value movement on contingent consideration for the acquisition of BonusFinder.
A significant proportion of our operating expenses were denominated in EUR and USD. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Year ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
People costs	32,729	25,838	22,334	27%	16%	20%	20%	21%
Employees' bonuses related to acquisition	2,263	—	368	100%	(100)%	1%	—%	—%
Restructuring costs	399	—	—	100%	—%	—%	—%	—%
External marketing expenses	11,476	6,564	6,083	75%	8%	7%	5%	6%
External content	3,245	3,195	3,666	2%	(13)%	2%	3%	3%
Amortization of acquired intangible assets	7,241	3,301	521	119%	534%	5%	3%	—%
Share-based payment expense	1,411	931	359	52%	159%	1%	1%	—%
Software and subscriptions	2,372	785	855	202%	(8)%	1%	1%	1%
Hosting and website content	588	526	647	12%	(19)%	—%	—%	1%
Other	1,279	757	498	69%	52%	1%	1%	—%
Total sales and marketing expenses	63,003	41,897	35,331	50%	19%	38%	34%	32%
People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition-related transaction bonuses associated with the OddsJam Acquisition and acquisition of BonusFinder for the years ended December 31, 2025 and December 31, 2023, respectively. Restructuring costs relate to voluntary winding up costs. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Hosting and website content comprise of operating and maintaining digital platforms. Other expenses include other external service providers.
Sales and marketing expenses increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 as follows: (i) people costs increased as a result primarily as a result of the OddsJam Acquisition and the Spotlight.Vegas Acquisition; (ii) external marketing expenses increased as a result of increased marketing activities other than SEO; (iii) employees' bonuses related to acquisition and amortization of intangible assets increased as a result of the OddsJam Acquisition; and (iv) software and subscriptions increased as a result of an increase in SAAS subscriptions as a result of higher headcount. During the year ended December 31, 2025, total sales and marketing expenses also included restructuring costs of $0.4 million, associated with the voluntary winding up of the Group’s Finnish subsidiary, GDC Finland Oy.

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
Presentation of ‘Other’ sales and marketing expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current year. It resulted in a reclassification from ‘Other’ to ‘Hosting and website content’ by $0.5 million and $0.6 million for the years ended December 31, 2024 and December 31, 2023, respectively.

Technology Expenses

	Year ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
People costs	12,831	9,543	7,541	34%	27%	8%	8%	7%
Employees' bonuses related to acquisition	1,251	—	—	100%	—%	1%	—%	—%
Software and subscriptions	2,397	1,569	1,131	53%	39%	1%	1%	1%
Amortization of internally developed intangibles	2,031	1,278	885	59%	44%	1%	2%	1%
Amortization of acquired technology and software	3,320	—	—	100%	—%	2%	—%	—%
Share-based payment expense	318	183	42	74%	336%	—%	—%	—%
Hosting costs	1,143	437	307	162%	42%	1%	—%	—%
Consultancy fees	1,054	559	14	89%	3893%	1%	—%	—%
Other	444	380	367	17%	4%	—%	—%	1%
Total technology expenses	24,789	13,949	10,287	78%	36%	15%	11%	10%
People costs include platform, web, and business intelligence technology functions. Employees’ bonuses related to acquisition relate to transaction bonuses associated with the OddsJam Acquisition. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Hosting costs include expenses for servers and cloud services to operate and maintain online platforms. Consultancy fees are comprised of software support services. Other expenses include external service providers.
Growth in technology expenses in the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily due to higher people costs, employees' bonuses related to acquisition, hosting costs, contracted services and subscriptions as a result of the OddsJam Acquisition, and higher amortization of intangible assets as a result of the OddsJam Acquisition and the Spotlight.Vegas Acquisition.
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
Presentation of ‘Other’ technology expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current year. It resulted in a reclassification from ‘Other’ to ‘Consultancy fees’ by $0.6 million and $14.0 thousand for the years ended December 31, 2024 and December 31, 2023, respectively, and from ‘Other’ to ‘Hosting costs’ by $0.4 million and $0.3 million for the years ended December 31, 2024 and December 31, 2023, respectively.

General and Administrative Expenses

	Year ended December 31,			Change 2025 to 2024	Change 2024 to 2023	As a Percentage of Revenue
	2025	2024	2023	%	%	2025	2024	2023
People costs	13,528	13,108	10,802	3%	21%	8%	10%	10%
Share-based payment and related expenses	5,208	3,839	3,386	36%	13%	3%	3%	3%
Legal and consultancy fees	5,479	3,771	4,096	45%	(8)%	3%	3%	4%
Secondary offering related costs	—	—	733	—%	(100)%	—%	—%	1%
Acquisition related costs	1,482	2,151	821	(31)%	162%	1%	2%	1%
Restructuring costs	63	—	—	100%	—%	—%	—%	—%
Employees’ bonuses related to offering	—	—	201	—%	(100)%	—%	—%	—%
Insurance	433	417	581	4%	(28)%	—%	—%	1%
Short-term leases	83	317	567	(74)%	(44)%	—%	—%	1%
Amortization of right-of-use assets	1,221	847	436	44%	94%	1%	1%	—%
Depreciation of property and equipment	606	376	246	61%	53%	—%	—%	—%
Software and subscriptions	1,937	1,240	959	56%	29%	1%	1%	1%
Other	2,129	1,579	1,463	35%	8%	2%	1%	—%
Total general and administrative expenses	32,169	27,645	24,291	16%	14%	19%	21%	22%
People costs include our board of directors and executive management, finance, legal and people functions. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Acquisition-related costs include costs incurred in connection with closed or prospective acquisitions. Restructuring costs relate to voluntary winding up costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase or otherwise acquire our ordinary shares. Short-term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily as follows: (i) higher legal and consultancy fees primarily as a result of acquisition related legal expenses and SOX advisory service, (ii) an increase in SAAS subscriptions as a result of increased headcount; (iii) higher amortization of right-of-use assets; and (iv) higher share based payments costs. During the year ended December 31, 2025, total general and administrative expenses also included restructuring costs of $0.1 million, associated with the voluntary winding up of the Group’s Finnish subsidiary, GDC Finland Oy.
The increase in people costs in the year ended December 31, 2024 as compared to the year ended December 31, 2023 was a result of new hires, year-over-year salary increases and bonus provision increases. Higher acquisition related costs increased in the year ended December 31, 2025 as compared to the year ended December 31, 2024, related to the acquisition of the Freebets.com Assets in April 2024 and the OddsJam Acquisition completed on January 1, 2025.

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
Presentation of ‘Other’ general and administrative expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current year. It resulted in a reclassification from ‘Other’ to ‘Legal and consultancy fees’ by $0.4 million and $0.2 million for the years ended December 31, 2024 and December 31, 2023, respectively.
Impairment loss on intangible assets
As of December 31, 2025, the Group identified asset-specific indicators of impairment for three domains targeting the Finnish market that form part of the Digital Marketing CGU.

On December 16, 2025, the Finnish parliament approved the new Finnish Gambling Act which introduces a competitive licensing regime beginning July 2027 and restricts licensed operators from using affiliates in any manner. As a result of the adverse regulatory outlook in Finland, management has resolved not to allocate additional resources to the three domains targeting the Finnish market. As a result, management concluded that the assets are no longer expected to contribute meaningful future cash inflows to the Digital Marketing CGU and therefore they were assessed separately for impairment at the individual asset level. Both value in use and fair value less costs to sell were determined to be nil for the three domains. Accordingly, an impairment loss of $14.0 million was recognized and presented within the Consolidated Statements of Comprehensive (Loss) Income, reducing the carrying amount of these domains to nil (see Note 8 to the consolidated financial statements).
Fair value movements on contingent consideration
The fair value movements on contingent consideration of $48.5 million loss and $0.8 million gain for the year ended December 31, 2025 is associated with the OddsJam Acquisition and the Spotlight.Vegas Acquisition, respectively. Movements in fair value are driven by changes in circumstances, after the Acquisitions’ closing dates.
These changes primarily reflect Odds Holdings’ performance during the year, which exceeded initial expectations as a result of synergies realized following the OddsJam Acquisition which generated post-acquisition revenue growth and cost optimization. On December 19, 2025, the Company entered into an Amendment to Agreement and Plan of Merger with the former stockholders of Odds Holdings which effectively terminates the earn-out period early. As a result of the modification of contingent consideration effective December 19, 2025, the Group will not incur further gains or losses related to the fair value movement of the contingent consideration for the OddsJam Acquisition (see Note 16 to the consolidated financial statements).
Movements in fair value of the Spotlight.Vegas contingent consideration are caused by changes in circumstances, primarily reflecting revised recovery expectations for the Las Vegas leisure market. We expect to incur gains or losses related to the contingent consideration of Spotlight.Vegas until December 2027 (see Note 5 to the consolidated financial statements).
The fair value movement on contingent consideration for the year ended December 31, 2023 is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value of the contingent consideration. On June 30, 2023, the Company entered into an agreement with the sellers of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. Pursuant to the June 30, 2023 agreement, the original earn-out period was terminated early on June 30, 2023.
Finance Income and Finance Expense

	Year ended December 31,
	2025	2024	2023
Foreign exchange gain	7,724	1,433	375
Interest income	102	137	259
Total finance income	7,826	1,570	634

Finance expense consists of the following:
Foreign exchange loss	5	117	1,298
Unwinding of deferred consideration	211	1,289	735
Interest expense on lease liabilities	324	249	165
Interest expense on borrowings(1)	7,068	1,260	—
Other finance results(2)	838	180	73
Total finance expenses	8,446	3,095	2,271
Net finance expense	(620)	(1,525)	(1,637)
(1) Interest expense on borrowings is partially offset by the net interest income of $1.2 million from the settlements of the derivative financial instrument used to hedge liabilities for the year ended December 31, 2025.
(2) Included within Other finance results is an amount of $728 thousand relating to bank fees that were fully settled in cash during the year ended December 31, 2025.
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances. For the year ended December 31, 2025, the foreign exchange gain is presented net of an amount of $2.5 million, that has been recycled from the accumulated hedging reserve to profit or loss in relation to the CCIRS designated as a cash flow hedge.

The unwinding of deferred consideration for the year ended December 31, 2025 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

The unwinding of deferred consideration for the year ended December 31, 2024 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisitions of the Freebets.com Assets and BonusFinder. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction.

The unwinding of deferred consideration for the year ended December 31, 2023 is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Roto Sports and BonusFinder.

Interest expense on borrowings for the year ended December 31, 2025 and December 31, 2024 is attributable to the Wells Fargo Credit Facility and is recognized under the effective interest method. The interest expense recognized reflects the impact of the fixed rate Euro cash flows payable under the associated CCIRS, which synthetically swaps the original floating rate USD-denominated interest payments into fixed rate Euro-denominated obligations.
Taxation
We are subject to income taxes where we operate. The income tax charge was $0.5 million, $3.5 million and $1.9 million of which $7.3 million is related to a deferred tax credit for the year ended December 31, 2025, $0.6 million for the year ended 2024 is related to deferred tax charge and $1.3 million for the year ended 2023 is related to a deferred tax credit. Deferred taxes relate to the difference between the accounting and tax base of intangible assets and carried forward tax losses. As of December 31, 2025 and 2024, we had cumulative carried forward tax losses and other deductible allowances of $68.8 million and $59.8 million, respectively. As of December 31, 2025 and 2024, we had unutilized capital allowances of $21.7 million and $36.9 million, respectively, related to intangible assets.
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

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2025 vs 2024	Change 2024 vs 2023	Change 2025 vs 2024	Change 2024 vs 2023
	2025	2024	2023	%	%	%	%
	(in thousands, USD, unaudited)			(unaudited)		(unaudited)
Net (loss) income for the year attributable to the shareholders	(32,930)	30,679	18,260	(207)%	68%	(204)%	68%
Net (loss) income margin	(20)%	24%	17%
Net (loss) income per share attributable to shareholders, diluted	(0.93)	0.84	0.47	(211)%	79%	(207)%	78%
Adjusted net income for the year attributable to shareholders	51,790	42,120	32,207	23%	31%	19%	31%
Adjusted net income per share attributable to shareholders, diluted	1.26	1.16	0.84	9%	38%	5%	38%
Adjusted EBITDA	58,010	48,691	36,715	19%	33%	15%	33%
Adjusted EBITDA Margin	35%	38%	34%
Cash flows generated by operating activities	19,104	37,638	17,910	(49)%	110%
Adjusted Free Cash Flow	36,261	41,582	23,000	(13)%	81%
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, fair value movement on contingent consideration, impairment loss on intangible assets, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of ordinary shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value movement on contingent consideration, impairment loss on intangible assets, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets and the employees’ bonuses related to acquisition is associated with OddsJam Acquisition during the year ended December 31, 2025. The unwinding of deferred consideration and employee bonuses incurred until April

2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

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
The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive (Loss) Income and for the years specified.

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2025 vs 2024	Change 2024 vs 2023	Change 2025 vs 2024	Change 2024 vs 2023
	2025	2024	2023	%	%	%	%
	(in thousands USD, unaudited)			(unaudited)		(unaudited)
Net (loss) income for the year attributable to shareholders	(32,930)	30,679	18,260	(207)%	68%	(204)%	68%
Share-based payment and related expense (2)	6,937	4,953	3,787	40%	31%	35%	31%
Deferred revenue fair value adjustment (1)	1,300	—	—	100%	—%	100%	—%
Impairment loss on intangible assets (2)	14,006	—	—	100%	—%	100%	—%
Fair value movement on contingent consideration (1)	47,678	—	6,939	100%	(100)%	100%	(100)%
Unwinding of deferred consideration (1)	211	1,289	735	(84)%	75%	(84)%	75%
Employees' bonuses related to acquisition (2)	3,514	—	368	100%	(100)%	100%	(100)%
Secondary offering related costs (2)	—	—	733	—%	(100)%	—%	(100)%
Employees' bonuses related to offering (2)	—	—	201	—%	(100)%	—%	(100)%
Acquisition related costs (1)	1,482	2,151	821	(31)%	162%	(34)%	162%
Restructuring costs (2)	462	—	—	100%	—%	100%	—%
Other transaction related costs (2)	—	110	—	(100)%	100%	(100)%	100%
Amortization expense related to acquired businesses and assets (2)	10,534	3,246	461	225%	604%	213%	604%
Tax effect of the adjusting costs (2)	(1,404)	(308)	(98)	356%	214%	340%	213%
Adjusted net income for the year attributable to shareholders	51,790	42,120	32,207	23%	31%	19%	31%
(1) There is no tax impact from deferred income fair value adjustment related to acquisition, fair value movement on contingent consideration, unwinding of deferred consideration, and acquisition related costs.
(2) Tax effect of adjusting costs is computed using effective tax rate for each year as disclosed in Note 23.

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2025 vs 2024	Change 2024 vs 2023	Change 2025 vs 2024	Change 2024 vs 2023
	2025	2024	2023	%	%	%	%
	(per share data, unaudited)			(unaudited)		(unaudited)
Net (loss) income per share attributable to shareholders, basic	(0.93)	0.85	0.49	(209)%	73%	(206)%	73%
Effect of adjustments for share-based payment and related expense, basic	0.20	0.14	0.10	43%	40%	36%	27%
Effect of adjustments for impairment loss on intangible assets	0.39	0.00	0.00	100%	—%	100%	—%
Effect of adjustments for fair value movements on contingent consideration, basic	1.34	0.00	0.19	100%	(100)%	100%	(100)%
Effect of adjustments for unwinding of deferred consideration, basic	0.01	0.04	0.02	(75)%	100%	(75)%	100%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.10	0.00	0.01	100%	(100)%	100%	(100)%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.04	0.00	0.00	100%	—%	100%	—%
Effect of adjustments for secondary offering related costs, basic	0.00	0.00	0.02	—%	(100)%	—%	(100)%
Effect of adjustments for employees' bonuses related to offering, basic	0.00	0.00	0.01	—%	(100)%	—%	(100)%
Effect of adjustments for acquisition related costs, basic	0.04	0.06	0.02	(33)%	200%	(33)%	200%
Effect of adjustments for restructuring costs, basic	0.01	0.00	0.00	100%	—%	100%	—%
Effect of adjustments for other transaction related costs, basic	0.00	0.00	0.00	—%	—%	—%	—%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.30	0.09	0.01	233%	800%	222%	800%
Effect of tax adjustments, basic	(0.04)	(0.01)	0.01	300%	(200)%	300%	(100)%
Adjusted net income per share attributable to shareholders, basic	1.46	1.17	0.87	25%	34%	21%	34%
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.93)	0.84	0.47	(211)%	79%	(207)%	78%
Adjusted net income per share attributable to shareholders, diluted	1.26	1.16	0.84	9%	38%	5%	38%

The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Year ended December 31,
	2025	2024	2023
Weighted-average number of ordinary shares, basic	35,478,331	36,034,115	37,083,262
Effect of share options and warrants	168,972	297,347	495,252
Effect of contingently issuable ordinary shares related to business combinations	4,990,436	—	963,652
Unvested ordinary shares	411,129	5,887	—
Weighted-average number of ordinary shares, diluted (1)	41,048,868	36,337,349	38,542,166
(1) The effect of share options, contingently issuable ordinary shares related to business combinations and unvested ordinary shares were excluded from the calculation of net loss attributable to shareholders per diluted share as their effect would have been anti-dilutive for the year ended December 31, 2025.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), impairment loss on intangible assets, fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
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
Below is a reconciliation to EBITDA and Adjusted EBITDA from net (loss) income for the year attributable to shareholders as presented in the Consolidated Statements of Comprehensive (Loss) Income for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2025 vs 2024	Change 2024 vs 2023	Change 2025 vs 2024	Change 2024 vs 2023
	2025	2024	2023	%	%	%	%
	(in thousands, USD, unaudited)			(unaudited)		(unaudited)
Net (loss) income for the year attributable to shareholders	(32,930)	30,679	18,260	(207)%	68%	(204)%	68%
Add back (deduct):
Interest expenses on borrowings and lease liability	7,392	1,509	165	390%	815%	373%	814%
Interest income	(102)	(137)	(259)	(26)%	(47)%	(28)%	(47)%
Income tax charge	522	3,471	1,881	(85)%	85%	(85)%	85%
Depreciation expense	606	376	246	61%	53%	55%	53%
Amortization expense	13,813	5,426	1,842	155%	195%	146%	195%
EBITDA	(10,699)	41,324	22,135	(126)%	87%	(125)%	87%
Share-based payment and related expense	6,937	4,953	3,787	40%	31%	35%	31%
Deferred revenue fair value adjustment	1,300	—	—	100%	—%	100%	—%
Impairment loss on intangible assets	14,006	—	—	100%	—%	100%	—%
Fair value movement on contingent consideration	47,678	—	6,939	100%	(100)%	100%	(100)%
Unwinding of deferred consideration	211	1,289	735	(84)%	75%	(84)%	75%
Foreign currency translation (gains) losses, net	(7,719)	(1,316)	923	487%	(243)%	466%	(243)%
Other finance results	838	180	73	366%	147%	350%	146%
Secondary offering related costs	—	—	733	—%	(100)%	—%	(100)%
Employees' bonuses related to offering	—	—	201	—%	(100)%	—%	(100)%
Other transaction related costs	—	110	—	(100)%	100%	(100)%	100%
Restructuring costs	462	—	—	100%	—%	100%	—%
Acquisition related costs (1)	1,482	2,151	821	(31)%	162%	(34)%	162%
Employees' bonuses related to acquisition	3,514	—	368	100%	(100)%	100%	(100)%
Adjusted EBITDA	58,010	48,691	36,715	19%	33%	15%	33%

(1) The acquisition costs are related to completed and prospective acquisitions of the Group.

Adjusted EBITDA increased 19% to $58.0 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily driven by growth in revenue, partly offset by increased cost of sales, sales and marketing, technology, and general and administrative expenses. In constant currency, Adjusted EBITDA increased by $7.6 million, or 15%.

Adjusted EBITDA increased 33% to $48.7 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by growth in revenue and decreased cost of sales, partly offset by increased sales and marketing, technology, and general and administrative expenses. In constant currency, Adjusted EBITDA increased by $12.4 million, or 33%.

Below is the Adjusted EBITDA Margin calculation for the year specified:

	Reporting Currency					Constant Currency
	Year ended December 31,			Change 2025 vs 2024	Change 2024 vs 2023	Change 2025 vs 2024	Change 2024 vs 2023
	2025	2024	2023	%	%	%	%
	(in thousands USD, except Adjusted EBITDA Margin, unaudited)			(unaudited)		(unaudited)
Revenue	165,447	127,182	108,652	30%	17%	26%	17%
Adjusted EBITDA	58,010	48,691	36,715	19%	33%	15%	33%
Adjusted EBITDA Margin	35%	38%	34%

Adjusted EBITDA margin decreased from 38% to 35% for the year ended December 31, 2025 compared to the year ended December 31, 2024, driven by a growth in cost of sales from the marketing business and operating expenses exceeding the growth in revenue.

Adjusted EBITDA margin increased from 34% to 38% for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily driven by the growth in revenue and decreased cost of sales from partnerships exceeding growth in revenue.

Free Cash Flow and Adjusted Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for cash flows related to acquisitions less capital expenditures. Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions. Adjusted Free Cash Flow is a non-IFRS liquidity financial measure defined as Free Cash Flow adjusted to exclude the effect of certain non-recurring payments.

We believe Free Cash Flow and Adjusted Free Cash Flow are useful to our management team as measures of financial performance as they measure our ability to generate additional cash from our operations. While we use Free Cash Flow and Adjusted Free Cash Flow as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow and Adjusted Free Cash Flow are substitutes for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow and Adjusted Free Cash Flow are not intended to be considered in isolation or as substitutes for any measures prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow and Adjusted Free Cash Flow as compared to IFRS metrics is that Free Cash Flow and Adjusted Free Cash Flow do not represent residual cash flows available for discretionary expenditures because these measures do not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow and Adjusted Free Cash Flow as we define them also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow and Adjusted Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the year specified, which excludes capital expenditures related to the acquisition of intangible assets, in line with the change in the definition of free cash flow, as discussed above:

	Year ended December 31,			Change 2025 vs 2024	Change 2024 vs 2023
	2025	2024	2023	%	%
	(in thousands, USD, unaudited)			(unaudited)
Cash flows generated by operating activities	19,104	37,638	17,910	(49)%	110%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	—	4,621	—%	(100)%
Payment of deferred consideration	18,590	7,156	2,897	160%	147%
Adjustment for items presented in investing activities:
Capital Expenditures
Acquisition of property and equipment	(863)	(1,326)	(451)	(35)%	194%
Capitalization of internally developed intangibles	(3,893)	(1,886)	(1,977)	106%	(5)%
Free Cash Flow	32,938	41,582	23,000	(21)%	81%
Tax and other payments in relation to acquisition (1)	3,323	—	—	100%	—
Adjusted Free Cash Flow	36,261	41,582	23,000	(13)%	81%

(1) One-time tax payments are related to income and payroll effects of pre-acquisition distributions to the former stockholders of Odds Holdings which were acquired as part of the business combination.

Adjusted Free Cash Flow decreased by 13% to $36 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, driven by growth in Adjusted EBITDA, offset by higher tax payments as a result of the OddsJam Acquisition and higher capitalization of internally developed intangibles.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive (loss) income from EUR to USD by translating financial data for the year ended December 31, 2024 using the same foreign currency exchange rates that we used to translate financial data for the year ended December 31, 2025.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations – Year ended December 31, 2025 with year ended December 31, 2024” for management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note – 2 Summary of Material Accounting Policies – Foreign Currency Translation,” within the Notes to the Consolidated Financial Statements included elsewhere in this annual report. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk – Transaction Exposure Sensitivity” for additional information.

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

	Year Ended December 31,			Change 2025 vs 2024	Change 2024 vs 2023
	2025	2024	2023	%	%
	(in thousands, unaudited)			(unaudited)
New Depositing Customers	454	479	425	(5)%	13%

The decrease in NDCs for the year ended December 31, 2025 compared to December 31, 2024, was primarily due to Google algorithmic updates reducing visibility in organic search results.

B.    LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations and borrowings. As of December 31, 2025 and 2024, our cash deposited in banks was $15.8 million and $13.7 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of December 31, 2025 and 2024 we had $32.5 million and $25.0 million, respectively, available under the Wells Fargo Amended and Restated Credit Agreement. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and the continued development of our platform.

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

On January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

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

On March 20, 2025, the Borrowers and the Company entered into Amendment No. 2 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 2”), which amended the Wells Fargo Amended and Restated Credit Agreement to permit the repurchase of ordinary shares in an amount of up to $20.0 million if certain conditions are met.

References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 and Amendment No. 2 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank,

First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred and contingent consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of December 31, 2025, the Company has borrowed the full amount of the Term Loan of $75.0 million, and $57.5 million under the Revolving Credit Facility. During the year ended December 31, 2025, the Company repaid $31.8 million and borrowed a further $75.0 million under the Term Loan and $57.5 million under the Revolving Credit Facility, such that $32.5 million was available under the Revolving Credit Facility as of December 31, 2025.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.50% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15.00% of the borrowed principal amount, and is repayable by February 28, 2028. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement of 1.25 to 1.00 and a minimum liquidity requirement of $15.0 million. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of December 31, 2025, the Company was in compliance with the debt covenants set forth in the Wells Fargo Amended and Restated Credit Agreement.

Working Capital

Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables, trade and other payables, deferred income, current deferred consideration amounts payable in relation to the OddsJam Acquisition and the current portion of the Wells Fargo Amended and Restated Credit Facility. As of December 31, 2025, the Company had working capital of $7.3 million compared to $5.2 million as of December 31, 2024. The change in working capital is primarily due to a lower current deferred consideration balance as of December 31, 2025 when compared to December 31, 2024. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the date of this annual report.

Cash Flow Analysis
The following table summarizes our cash flows for the year indicated:

	Year ended December 31,
	2025	2024	2023
	(in thousands, USD)
Cash flows generated by operating activities	19,104	37,638	17,910
Cash flows used in investing activities	(98,935)	(43,842)	(19,474)
Cash flows generated from (used in) financing activities	81,468	(5,244)	(3,143)
Net movement in cash and cash equivalents	1,637	(11,448)	(4,707)
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities of $19.1 million for the year ended December 31, 2025 were the result of net loss before tax of $32.4 million, income tax paid of $10.3 million, settlement of deferred consideration of $18.6 million in relation to OddsJam Acquisition, working capital changes of $2.9 million and non-cash adjustments related to net finance expense of $(0.1) million, depreciation and amortization of $14.4 million, fair value movement of contingent consideration of $47.7 million, movements in credit loss allowance and write-off of $0.3 million, impairment loss on intangible assets of $14.0 million and share-based payment expense of $6.9 million.

Cash flows generated by operating activities of $37.6 million for the year ended December 31, 2024 were the result of net income before tax of $34.2 million, income tax paid of $1.9 million, working capital changes of $0.2 million, a payment of deferred consideration in relation to the BonusFinder acquisition of $7.2 million and non-cash add backs related to net finance expense of $1.5 million, depreciation and amortization of $5.8 million, movements in credit loss allowance and write-off of $0.5 million and share-based payment expense of $5.0 million.

Cash flows generated by operating activities of $17.9 million for the year ended December 31, 2023 were the result of net income before tax of $20.1 million, net finance expense of $1.6 million, income tax paid of $3.8 million, working capital changes of $6.1 million, a payment of deferred consideration of $2.9 million and a payment of contingent consideration of $4.6 million, both in relation to the BonusFinder acquisition of and non-cash add backs related to depreciation and amortization of $2.1 million, movements in credit loss allowance and write-off of $0.9 million, share-based payment expense of $3.6 million and fair value movement on contingent consideration of $6.9 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities of $98.9 million for the year ended December 31, 2025 were the result of the OddsJam Acquisition, net of cash acquired of $62.4 million, the Spotlight.Vegas Acquisition, net of cash acquired of $6.1 million, payments of deferred consideration relating to the acquisition of the Freebets.com Assets and the Roto Sports acquisition of $10.5 million and $0.3 million, respectively, settlement of deferred consideration of $15.0 million in relation to OddsJam Acquisition, capitalized software development costs of $3.9 million, acquisition of property and equipment of $0.9 million. These were partially offset by interest received from bank deposits of $0.1 million.

Cash flows used in investing activities of $43.8 million for the year ended December 31, 2024 were the result of an initial payment of $20.0 million and a deferred consideration payment of $9.5 million, both related to the Freebets.com Assets, the final deferred consideration payment of $4.6 million relating to the Roto Sports acquisition in 2022, the final deferred consideration payment of $5.6 million relating to the BonusFinder acquisition in 2022. During the year ended December 31, 2024, the acquisition of property and equipment of $1.3 million due to investments in new office equipment for the offices in the United States and Malta, and capitalized software development costs of $1.9 million. These were partially offset by interest received from bank deposits of $0.1 million.

Cash flows used in investing activities of $19.5 million for the year ended December 31, 2023 were the result of payments of deferred consideration relating to the Roto Sports acquisition and the BonusFinder acquisition of

$2.4 million and $2.5 million, respectively, payment of contingent consideration of $5.6 million relating to the BonusFinder acquisition, investments in the purchase of intangible assets, mainly domain names of $6.8 million, acquisition of property and equipment of $0.5 million and capitalized software development costs of $2.0 million. These were partially offset by interest received from bank deposits of $0.3 million.

Cash Flows Generated from (Used in) Financing Activities

Cash flows generated from financing activities of $81.5 million for the year ended December 31, 2025 were the net result of the proceeds from the Wells Fargo Amended and Restated Credit Agreement of $132.5 million, principal and interest proceeds from the derivative financial instruments used to hedge liabilities of $8.4 million and $3.8 million, respectively, proceeds from exercised share options of $0.7 million and proceeds from the issuance of ordinary shares in relation to employee the share purchase plan of $0.4 million. These were partially netted off by treasury shares acquired of $5.6 million, interest payments related to deferred consideration of $0.7 million, principal and interest settlements of the derivative financial instruments used to hedge liabilities of $8.7 million and $2.6 million, respectively, financial instruments issuance costs of $6.0 million, repayment of borrowings of $31.8 million, repayment of debt assumed in business combination of $0.4 million, repayment of other non-current liability assumed in a business combination of $0.2 million, interest paid on borrowings of $6.9 million, and rent payments, including principal and implied interest, for long-term leases of $1.4 million.

Cash flows generated used in financing activities of $5.2 million for the year ended December 31, 2024 was the result of the proceeds from exercised share options of $1.5 million, term loan borrowings of $45.6 million and issued ordinary shares of $0.2 million. These were netted off by repurchases of ordinary shares of $27.1 million, repayment of borrowings of $21.1 million, interest paid on borrowings of $0.9 million, financial instruments issuance costs of $0.8 million, repayment of interest payments related to deferred consideration for business combinations and intangible assets of $1.3 million and $0.5 million, respectively, and rent payments, including principal and implied interest, for long-term leases of $0.9 million.

Cash flows used in financing activities of $3.1 million for the year ended December 31, 2023 were the result of the proceeds from exercised share options of $0.1 million. These were netted off by repurchases of ordinary shares of $2.6 million, repayment of interest payments related to deferred consideration of $0.1 million relating to the Roto Sports acquisition, and rent payments, including principal and implied interest, for long-term leases of $0.6 million.

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

Intellectual Property

We consider our trademarks and domain names critical to our success. We currently hold rights to the Gambling.com, Casinos.com, Bookies.com, Freebets.com, RotoWire.com, OddsJam.com and OpticOdds.com domain names and a portfolio of other domain names suitable for targeting multiple jurisdictions, including most U.S. states. We also have certain registered trademarks that are important to our brand, such as the combined mark, Gambling.com. We primarily rely on a combination of trademark, copyright, patent and other intellectual property laws and contractual restrictions to protect our intellectual property and proprietary rights.

We currently own 23 trademarks and over 1,800 domains.

D.    TREND INFORMATION

For a discussion of trends, see “Item 4.B. Information on the Company – Business Overview” and “Item 5.A. Operating and Financial Review and Prospects – Operating Results.”

E.    CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers, and directors as of the date of this annual report:

NAME	AGE	POSITION
Executive officers
Charles Gillespie	42	Chief Executive Officer, Co-Founder and Chairman of the Board of Directors
Kevin McCrystle	42	Chief Operating Officer, Co-Founder and Director
Elias Mark	45	Chief Financial Officer
Ellen Monaghan	41	Senior Vice President, People
Directors
Susan Ball	64	Director (1)(2)(3)
Pär Sundberg	53	Director (1)(3)
Michael Quartieri	56	Director(1)(2)
Jayme Mendal	40	Director(2)
Fintan Costello	45	Director(3)
(1)Member of our audit committee.
(2)Member of our compensation committee.
(3)Member of our nominating and corporate governance committee.

Executive Officers

Charles Gillespie is our Chief Executive Officer, Co-Founder and Chairman of the board of directors. Mr. Gillespie has held the position of Chief Executive Officer since the Company’s inception in 2006 and Chairman of the board of directors since May 2024. Throughout his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and the United States Under his leadership, the Company has prioritized technological investments and has completed six acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Arts degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill.

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

Elias Mark is our Chief Financial Officer, a position he has held since 2016. Mr. Mark leads the Company’s finance, investor relations and legal functions. Through his tenure Mr. Mark has led the Company through multiple debt and equity raises including the Company’s IPO, has helped develop and implement the Company’s organic and acquired growth strategies and has scaled key functions and policies to support the Company’s growth. Prior to joining the Company, Mr. Mark served as chief financial officer of Whispr Group, a social media analytics firm, founding partner at Ampezzo Capital, a technology and internet focused private equity firm, and non-executive director at Nöjesguiden, Highlight Media Group and WebGuide Partner. Mr. Mark holds a Master of Arts degree in Management from the University of St. Andrews and is an associate of the Chartered Institute for Securities & Investment.

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

Directors

Susan Ball has served as a director since February 2018 and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at Games Global Limited, a private entertainment software developer, The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sports betting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.

Pär Sundberg has served as a director since February 2018. Mr. Sundberg also currently serves as Chairman of the board of directors at Brand New Content. Previously, Mr. Sundberg served as a member of the board of directors at SNO of Sweden, G5 Entertainment AB, KOEN Media, AB Traction, Buzzador AB and IPS Förändringskompetens AB. From July 2010 to September 2011, Mr. Sundberg served as President and Chief Executive Officer at Metronome Film & Television AB, a Film and Television production company with operations in Sweden, Norway, Denmark, Finland, and the United States. From its inception in May 1996 to August 2009, Mr. Sundberg served as President and Chief Executive Officer of OTW, Sweden’s leading content marketing group of companies that he also co-founded. From January 2000 to November 2001, Mr. Sundberg served as a member of the board of directors of Stockholm News, a free daily newspaper that he co-founded. Previously, Mr. Sundberg served as a Reporter at Expressen from 1991 to 1996. Mr. Sundberg holds a M.Sc. degree in Industrial Engineering and Management from Luleå University of Technology.

Michael Quartieri has served as a director since June 2022. Mr. Quartieri also currently serves as the Chairman of the board of directors and Chief Executive Officer and President f RideNow Group, Inc. Mr. Quartieri had been the Chief Financial Officer of Dave & Buster’s Entertainment, Inc. from January 2022 until June 2024.

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

Jayme Mendal has served as a director since May 2025. Mr. Mendal also currently serves as Chief Executive Officer and a member of the board of directors of EverQuote, Inc. (Nasdaq: EVER), a leading online insurance marketplace (“EverQuote”). Previously, Mr. Mendal served as EverQuote’s Chief Operating Officer from February 2019 to November 2020 and as its Chief Revenue Officer from August 2017 to February 2019. Mr. Mendal previously served as the Vice President of Sales and Marketing at PowerAdvocate, Inc., a vertical software business (“PowerAdvocate”), from May 2017 to August 2017. Prior to that, Mr. Mendal held several commercial leadership positions at PowerAdvocate. Mr. Mendal holds a BS degree in Economics and Finance from Washington University in St. Louis and an MBA degree from Harvard Business School.

Fintan Costello has served as a director since May 2025. Mr. Costello also currently owns NDA Media Ltd, the operator of financial content platform Investing Insiders. Mr. Costello previously served as director of NDC Media Limited, our wholly owned subsidiary and operator of BonusFinder.com, from December 2022 to December 2023. Prior to our acquisition of NDC Media Limited in January 2022, Mr. Costello was Chairman of the board of directors and Chief Executive Officer of Finder Media B.V., a company affiliated with NDC Media Limited, from July 2019 to December 2023. He previously served as Global Head of Marketing and Deputy Chief Digital Officer of Saxo Bank A/S from September 2017 to June 2019. Mr. Costello holds a Bachelor of Science degree in Business and Finance from Dublin City University.

B.     COMPENSATION

The aggregate compensation incurred, including share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers, with respect to the year ended December 31, 2025 and 2024 was $7.0 million and $7.2 million, respectively.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

Equity Incentive Plans

We grant stock options, restricted share units and warrants to incentivize employees and other service providers under our equity incentive plans. As of December 31, 2025, there were options to purchase up to 1,038,834 ordinary shares and 927,840 restricted share units outstanding under our Amended and Restated 2020 Stock Incentive Plan, or the Amended and Restated 2020 Plan, described below. The outstanding options have a weighted average exercise price of $8.37 per ordinary share and typically vest over four years as follows: 25% of the options vest on the first anniversary of the grant date, with 1/48th of the total number of options vesting monthly thereafter, in each case, subject to the grantee’s continued employment or service with us on each vesting date. The options expire between November 2027 and January 2032. The outstanding RSUs vest 25% annually over a 4-year period. We have also granted 10-year performance awards to our Chief Executive Officer and Chief Financial Officer, granting them the option to purchase up to 4,056,770 ordinary shares, subject to performance vesting. As of December 31, 2025, none of the performance conditions were achieved. See “Senior Executive Officer Performance Option Awards” below for additional information.

Amended and Restated 2020 Stock Incentive Plan (As Amended)

Effective Date and Shares Reserved. The Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022 and further amended on March 4, 2026, became effective on the date on which it was adopted by our board of directors and will continue in effect until terminated or suspended by our board of directors. Generally, no awards shall be granted under the Amended and Restated 2020 Plan after July 6, 2031, and no Incentive Stock Options may be granted after September 24, 2030, but any awards granted prior to such dates may extend beyond such expiration dates. The Amended and Restated 2020 Plan provides for the grant of stock options, warrants, and other stock-based awards to our employees, officers, directors (including non-executive directors), and consultants and advisors. The maximum aggregate number of shares that may be granted under the Amended and Restated 2020 Plan is 3,500,000, following an increase from 1,500,000 pursuant to the amendment effected on March 4, 2026. The shares reserved for issuance under the Amended and Restated 2020 Plan will be increased on the first day of each calendar year in an amount equal to 4% of the total number of shares outstanding on the last day of the immediately preceding calendar year, unless otherwise determined by the board prior to the increase, following an increase from 2% pursuant to the amendment effected on March 4, 2026. The maximum number of shares that may be granted to a non-employee director shall not exceed $500,000 in total value. If any award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part, such shares will again be available for the grant under the Amended and Restated 2020 Plan. In addition, shares tendered to us to exercise an award will be added to the number of shares available for grant under the Amended and Restated 2020 Plan.

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

Types and Terms and Conditions of Awards. The administrator may grant awards intended to qualify as an incentive stock option, non-qualified stock option, warrants, restricted stock units, or other stock-based awards permissible by applicable laws. The maximum number of shares that may be issued through the exercise of incentive stock options granted under the Amended and Restated 2020 Plan is 3,500,000 shares plus a 4% increase on the first day of each calendar year based on total number of shares outstanding on the last day of the immediately preceding calendar year, following an increase from 1,500,000 shares plus 2% pursuant to the amendment effected on March 4, 2026. The Amended and Restated 2020 Plan requires that incentive stock options and warrants have an exercise price that is not less than 100% of the fair market value of a share underlying such options. With respect to incentive stock options the exercise price may be not less than 110% of the fair market value in case of a grantee who at the time of the grant owns shares possessing more than 10% of the total combined voting power of all classes of our shares on the date of grant.

The exercise period of an option award will be determined by the administrator in the applicable option agreement, but in no event may the exercise period be more than ten years from the grant date, or seven years in case of grantees employed in Ireland. In addition, each option will be subject to vesting (in whole or in part) over a period of four years, upon the terms and conditions determined by the administrator in the applicable option agreement. The exercise period of a warrant will be determined by the administrator in the applicable option agreement, provided that the exercise period is no less than two years and no more than four years after the grant date.

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

Equity Type. The Performance Option Awards are performance-based non-qualified stock options. The Executive Optionees will receive compensation from the Performance Option Awards only to the extent that the Company achieves the applicable performance milestones. The Performance Option Awards were not made under the Amended and Restated 2020 Plan or any other equity incentive plan.

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

C.    BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven members. Our board of directors has determined that four of our seven directors, Susan Ball, Pär Sundberg, Michael Quartieri, and Jayme Mendal, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors or senior management.

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

Our directors are divided among the three classes as follows:

▪the Class I directors are Susan Ball and Fintan Costello, and their terms will expire at the annual general meeting of shareholders to be held in 2028;
▪the Class II directors are Pär Sundberg and Jayme Mendal and their terms will expire at our annual meeting of shareholders to be held in 2026; and
▪the Class III directors are Charles Gillespie, Kevin McCrystle and Michael Quartieri, and their terms will expire at our annual meeting of shareholders to be held in 2027.

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

Audit Committee

Our audit committee currently consists of Susan Ball, Michael Quartieri and Par Sundberg. Susan Ball serves as the Chairperson of the audit committee. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act of 1934 and the Nasdaq listing requirements, which is different from the general test for independence of board and committee members.

Under the Nasdaq listing requirements and applicable SEC rules, the audit committee is required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that Susan Ball, Michael Quartieri and Par Sundberg are each an audit committee financial expert as defined by the SEC rules and each has the requisite financial sophistication as defined by Nasdaq corporate governance rules.

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

Compensation Committee

Our compensation committee currently consists of Michael Quartieri, Susan Ball, and Jayme Mendal. Michael Quartieri serves as the Chairperson of the compensation committee. All of the members of our compensation committee satisfy the independence requirements under the Nasdaq rules. The committee will recommend to the board of directors for determination the compensation of each of our executive officers and directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee.

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

Nominating and Governance Committee

Our nominating and governance committee currently consists of Susan Ball, Fintan Costello, and Pär Sundberg. Pär Sundberg serves as the Chairperson of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

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

Insurance and Indemnification of Directors and Officers

To the extent permitted by the Jersey Companies Law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We have directors’ and officers’ liability insurance for the benefit of our office holders and pay all premiums thereunder. We have entered into an indemnification agreement with each of our directors and executive officers.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.gdcgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

D.    EMPLOYEES

Our goal is to attract and retain highly qualified and motivated personnel. We promote meritocracy, equality, and non-discrimination in the workplace. As of December 31, 2025, over 50 different nationalities were represented in our workforce. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

None of our employees are parties to any collective bargaining agreements or represented by labor unions.

As of December 31, 2025, 2024 and 2023, the Group had 599, 555 and 489 employees, respectively. The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year Ended December 31,
	2025	2024	2023
Executive directors	2	2	1
Non-executive directors	5	5	6
Sales and marketing employees	374	322	284
Technology employees	147	121	105
General and administrative employees	94	73	55
	622	523	451
The following table describes our average number of employees by geographic location:

	Year Ended December 31,
	2024	2024	2023

Americas	211	168	182
Europe	411	355	269
	622	523	451
E.    SHARE OWNERSHIP

The total number of ordinary shares beneficially owned by our directors and executive officers as of March 13, 2026 was 6,494,631, which represents 18% of our total shares. See table in “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of March 13, 2026 by (i) each person or entity known by us to beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.
Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable and RSUs vesting within 60 days and of March 13, 2026, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Gambling.com Group Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX.
As of March 13, 2026, we had 17 holders of record of our ordinary shares, of which 11 holders are in the United States. These shareholders held in the aggregate 66% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

NAME OF BENEFICIAL OWNER	NUMBER	%
5% Shareholders:
Mark Blandford(1)	7,218,340	20.5%
Executive officers and directors:
Charles Gillespie(2)	3,940,957	11.2%
Kevin McCrystle(3)	1,015,928	2.9%
Elias Mark(4)	1,199,396	3.4%
Ellen Monaghan(5)	4,099	*
Susan Ball(6)	161,710	*
Pär Sundberg	68,876	*
Michael Quartieri(7)	52,700	*
Jayme Mendal	12,596	*
Fintan Costello	38,369	*
All executive officers and directors as a group (8 persons):	6,494,631	18.1%
•Beneficially owns less then 1.0%.

(1)Based on information reported on Form F-3 filed on August 14, 2025, consists of (i) 500,000 ordinary shares held of record by Mr. Blandford and (ii) 6,699,000 ordinary shares held by Boatside Investments. Mr. Blandford controls voting, dispositive and investment power with respect to the ordinary shares held by Boatside Investments and therefore may be deemed to beneficially own the ordinary shares held by Boatside Investments. Additionally, Mr. Blandford has 19,340 stock options currently exercisable or exercisable within 60 days of March 13, 2026.
(2)Consists of (i) 179,105 ordinary shares held of record by Mr. Gillespie and (ii) 3,718,176 ordinary shares held by Praetorium Limited. Mr. Gillespie controls voting, dispositive and investment power with respect to the ordinary shares held by Praetorium Limited and therefore may be deemed to beneficially own the ordinary shares held by Praetorium Limited. Additionally, Mr. Gillespie holds 43,676 RSUs vesting within 60 days of March 13, 2026.
(3)Represents 981,903 ordinary shares and 34,025 RSUs vesting within 60 days of March 13, 2026
(4)Represents 777,898 ordinary shares, 400,000 share options that will be exercisable within 60 days of March 13, 2026 and 21,498 RSUs vesting within 60 days of March 13, 2026
(5)Represents 1,640 ordinary shares and 2,459 RSUs vesting within 60 days of March 13, 2026

(6)Represents 50,456 ordinary shares and111,254 share options that will be exercisable within 60 days of March 13, 2026
(7)Represents 37,763 ordinary shares and14,937 share options that will be exercisable within 60 days of March 13, 2026

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
For more information on our related party transactions, refer to Note 24 to our consolidated financial statements included at the end of this annual report.
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
For more information on our related party transactions, refer to Note 24 to our consolidated financial statements included at the end of this annual report.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION
A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.

B.    SIGNIFICANT CHANGES

We are not aware of any significant changes other than what has been discussed in other parts of this annual report. Please refer to “Note 27 – Events After the Reporting Period” to our consolidated financial statements beginning on page F-1 for a discussion of subsequent events.

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

C.    MATERIAL CONTRACTS

NDCH Share Purchase Agreement

On January 31, 2022, we entered into a share purchase agreement (the "NDCH Purchase Agreement") by and among GDC Malta Limited (“GDC Malta”), the shareholders of NDC Holding Limited (“NDCH”), a private company limited by shares incorporated under the laws of the British Virgin Islands and publisher of BonusFinder.com, a performance marketing business focused on the online gambling industry in North America, and Finder Media B.V., pursuant to which we acquired NDCH through GDC Malta.

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

On January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

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

On March 20, 2025, the Borrowers and the Company entered into Amendment No. 2 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 2”), which amended the Wells Fargo Amended and Restated Credit Agreement to permit the repurchase of ordinary shares in an amount of up to $20.0 million if certain conditions are met.

References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 and Amendment No. 2 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred and contingent consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of December 31, 2025, the Company has borrowed the full amount of the Term Loan of $75.0 million, and $57.5 million under the Revolving Credit Facility. During the year ended December 31, 2025, the Company repaid $31.8 million and borrowed a further $75.0 million under the Term Loan and $57.5 million under the Revolving Credit Facility, such that $32.5 million was available under the Revolving Credit Facility as of December 31, 2025.

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

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount, and is repayable by February 28, 2028. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement of 1.25 to 1.00 and a minimum liquidity requirement of $15.0 million. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of December 31, 2025, the Company was in compliance with the debt covenants set forth in the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Amended and Restated Credit Agreement.

The foregoing description of the Wells Fargo Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Wells Fargo Amended and Restated Credit Agreement, which is filed as Exhibit 4.8 to this annual report, the full text of Amendment No. 1, which is filed as Exhibit 4.9 to this annual report, and the full text of Amendment No. 2, which is filed as Exhibit 4.13 to this annual report.

Freebets.com Asset Purchase Agreement

On March 21, 2024, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, entered into an Asset Purchase Agreement (the “Freebets.com Asset Purchase Agreement”) with XLMedia PLC and XL Media Publishing Limited, as sellers, to acquire Freebets.com and related assets (the “Freebets.com Assets”). The acquisition closed on April 1, 2024.

We acquired these assets for a total consideration of between $37.5 million and $42.5 million, consisting of $20.0 million paid at closing, $10.0 million paid on the date that is six months from the date of closing, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, subject to revenue performance of the Freebets.com Assets during 2024. The final deferred consideration amount for the acquisition of the Freebets. com Assets, amounting to $11.2 million, was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

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

On December 19, 2025, we entered into an amendment (the “OddsJam Merger Agreement Amendment”) to the OddsJam Merger Agreement. The OddsJam Merger Agreement Amendment revised, among other things, the amount, timing and form of the earnout payments to be paid to the OH Stockholders for the fiscal years of 2025 and 2026 under the OddsJam Merger Agreement. The earnout payment for 2025 will be $40,000, discounted by 10% on an annualized basis, to be paid in cash to OH Stockholders. In December 2025, the Company settled the first payment of deferred consideration of $33,570 in cash. The payment was reflected in the Statement of Cash Flow partly within investing activities, being the original estimate of the fair value of $14,980, and partly within the operating activities, being the portion related to the fair value movement after the acquisition of $18,590. The remaining balance of $3,852 is payable in January 2026. The earnout payment for 2026 will be $40.0 million, to be paid to OH Stockholders on April 1, 2027, unless we elect, at our sole discretion, to pay such earnout payment early. If we elect to make the earnout payment for 2026 prior to April 1, 2027 in cash, such amount will be discounted by 10% on an annualized basis.

The OddsJam Merger Agreement Amendment also increased the percentage of the earnout payment for 2026 that we may elect, at our sole discretion, to pay in ordinary shares from 50% to 70%, with the remaining portion to be paid in cash.

References to the “OddsJam Merger Agreement” herein also include the OddsJam Merger Agreement Amendment unless the context indicates otherwise.

The foregoing description of the OddsJam Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the OddsJam Merger Agreement, which is filed as Exhibit 4.11 to this annual report, and the full text of the OddsJam Merger Agreement Amendment, which is filed as Exhibit 4.15 to this annual report.

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

Spotlight.Vegas Purchase Agreement

On September 1, 2025, GDC America, Inc., completed the acquisition (the “Spotlight.Vegas Acquisition”) of BGMD Holdings LLC (d/b/a Spotlight.Vegas) (“Spotlight.Vegas”), pursuant to the Membership Interest Purchase Agreement (the “Spotlight.Vegas Purchase Agreement”) dated August 14, 2025 by and among GDCA, Spotlight.Vegas, OSR Holdings LLC (“OSR”), VRMG Partners Inc. (“VRMG”), NLX Holdings Inc. (“NLX” and, together with OSR and VRMG, the “Sellers”), and Douglas M. Osrow, as representative of the Sellers, as amended on August 28, 2025. Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform.

Pursuant to the Spotlight.Vegas Purchase Agreement, we acquired 100% of the issued and outstanding equity interests of Spotlight.Vegas for consideration of (i) a cash payment of $8.0 million (subject to adjustments for cash, working capital and indebtedness, among other factors), plus (ii) an earnout payment of up to a maximum of $11.0 million (the “Spotlight.Vegas First Earnout Consideration”), payable by April 1, 2027 based on financial performance during 2026 and (iii) a second earnout payment of up to a maximum of $11.0 million (the “Spotlight.Vegas Second Earnout Consideration”), payable by April 1, 2028 based on financial performance during 2027 (the “Spotlight.Vegas Acquisition”). We have the option to pay up to 50% of each earnout payment in unregistered ordinary shares.

The foregoing description of the Spotlight.Vegas Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Spotlight.Vegas Purchase Agreement, which is filed as Exhibit 4.14 to this annual report.

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
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about GAMB through our corporate website https://www.gdcgroup.com. The information contained in both websites is not incorporated by reference into this annual report.
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
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. During the year ended December 31, 2025, management identified an increased foreign exchange risk created by the USD-denominated Term Loan in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Group entered into the CCIRS to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.
The carrying amount of our foreign currency denominated monetary assets and monetary liabilities and details of the exposure as at December 31, 2025 and 2024 are shown in Note 4 to our consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have seen increased volatility in foreign exchange rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3 – Risk Management” to the 2024 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Effective April 17, 2025, we entered into a cross-currency swap agreement with Wells Fargo to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement to manage its exposure to interest rate and foreign exchange risks.
The table below shows the immediate impact on net (loss) income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the years ended December 31, 2025, 2024, and 2023. The impact on net (loss) income is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation and excludes the impact of hedging instruments that offset such exposure.

Increase (decrease) in Net (Loss) Income Before Tax:	USD	GBP
December 31, 2025	6,928	(406)
December 31, 2024	(2,610)	519
December 31, 2023	(1,410)	171
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. Our exposure to interest rate risk as of December 31, 2025 arises from non-current borrowings at variable rates. The CCIRS entered into with Wells Fargo, effective April 17, 2025, minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.
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
The following table presents our future material cash requirements as of December 31, 2025 (in thousands, USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total

As of December 31, 2025
Non-derivative financial instruments
Deferred consideration(1)	5,005	38,299	—	43,304
Contingent consideration(2)	—	—	149	149
Borrowings and interest(3)	19,629	18,842	102,730	141,201
Lease liability	1,494	1,428	2,573	5,495
Trade and other payables(4)	9,902	1,120	—	11,022
Total	36,030	59,689	105,452	201,171
Derivative financial instrument
Cross-currency interest rate swap used for hedging:
Outflow	14,566	14,035	46,047	74,648
Inflow	(15,208)	(14,421)	(44,469)	(74,098)
Total	(642)	(386)	1,578	550
(1) See Note 16 for settlement of the deferred consideration.
(2) See Note 5 for settlement of the contingent consideration.
(3) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.
(4) The amounts above include trade payables, accrued bonuses related to acquisition, accrued general expenses and other financial liabilities.

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

Based on such evaluation, as a result of the material weakness in internal control over financial reporting that is described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, management concluded that our internal control over financial reporting was ineffective as of December 31, 2025.
Management has determined that the Company has the following material weaknesses in its internal control over financial reporting:

Control Activities – Management did not have adequate effective controls over elements of its internal control environment, as follows:

aIneffective design and implementation of controls over Revenue Recognition – a lack of controls over recorded revenue, including to ensure the existence, completeness and accuracy of data to support accounts related to revenue and accounts receivable included in the financial statement.
bIneffective design and implementation of controls over Period End Financial Reporting – lack of effectively designed and implemented controls to ensure that all instances of complex, judgmental, and non-recurring transactions were subjected to a timely technical accounting analysis and review commensurate with their complexity. Specifically, the material weakness identified relates to controls over: (i) business combinations, and (ii) impairment of domain names.

Throughout 2025, management has continued the process of designing and implementing internal controls to remediate these material weaknesses. Remediation efforts included the following:

aCompleted the enhancement and formalization of our accounting and business operations policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
bCompleted the enhancement of the revenue reporting processes through our ERP system and leveraged opportunities to further automate revenue data processing.
cEngaged an independent third-party to support the Company’s internal controls program.

Our remediation plan includes the following actions:

a.We implemented internal controls and completed the initial testing of the newly designed controls, however, the controls have not been in place and operated effectively for a sufficient period of time, and therefore during 2026, we will continue testing of the design and operating effectiveness of internal controls over a longer period of financial reporting cycles,
b. Strengthening review controls over the application of IFRS in complex and judgmental areas, including business combinations and impairment of domain names, and ensuring that such controls are operating on a timely basis.
We are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review and improve our internal control over financial reporting.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to design, implement and monitor our internal controls as necessary or appropriate for our business but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting..

C. Attestation Report of the Independent Registered Public Accounting Firm

An attestation report on our internal control over financial reporting by our independent registered public accounting firm is not included herein because, as an emerging growth company, we are exempt from the requirement to provide such report.

D. Changes in Internal Control over Financial Reporting

During 2025, as part of our commitment to implement remediation plans, we put in place the following new systems, resources, processes and controls:

aCompleted the enhancement and formalization of our accounting and business operations policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.
bCompleted the enhancement of the revenue reporting processes through our ERP system and leveraged opportunities to further automate revenue data processing.
cEngaged an independent third-party to support the Company’s internal controls program.

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

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that our directors Susan Ball, Michael Quartieri, and Pär Sundberg are each an audit committee financial expert as defined by the SEC rules and each has the requisite financial sophistication as defined by Nasdaq corporate governance rules. Susan Ball, Michael Quartieri, and Pär Sundberg are each independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Global Market.
ITEM 16B. CODE OF ETHICS

We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.gdcgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will be required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
BDO LLP has served as our independent registered public accounting firm for years ended December 31, 2025 and 2024. Our accountant’s fees for professional services are as follows:

	Year Ended December 31,
	2025	2024
	(in thousands, USD)
Audit fees	2,262	1,241
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	2,262	1,241
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
Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2025 and 2024 were pre-approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share repurchase program

In May 2022, a repurchase program of up to 30.0 million of the Company’s ordinary shares was authorized at the Company’s annual general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10.0 million of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024, November 2024 and August 2025, the Company’s board of directors approved additional repurchases under the program of $10.0 million of the Company ordinary shares, for a total of $50.0 million since inception. As of December 31, 2025, $14.4 million was available under the repurchase program.

The timing and actual number of ordinary shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All ordinary shares purchased will be held in the Company’s treasury for possible future use.

Below are the purchases during the three months ended December 31, 2025:

Period	Number of Shares	Average Purchase Price Paid	Number of Shares Purchases Under a Publicly Announced Plan or Program	Maximum Amount That May Be Purchased Under the Announced Plan or Program (in thousands)
October 2025	109,776	8.17	3,960,663	14,424
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

A copy of the Insider Trading Policy, adopted June 22, 2021, and amended on September 29, 2022, and further amended on September 18, 2023, and further amended on September 25, 2025, is filed as Exhibit 11.1 to this annual report.

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

During 2025, we successfully maintained our ISO 27001:2022 certification, completing two surveillance audits. We also achieved recertification for both Cyber Essentials and Cyber Essentials Plus.

Our cybersecurity program is under the daily management of our Cyber Security Manager (“CSM”), appointed in 2024. The CSM reports to the Vice President of Technology (“Tech VP”). The Tech VP, in turn, reports to our Chief Operating Officer (“COO”). The Tech VP ensures comprehensive monitoring of prevention, detection, mitigation, and remediation efforts through regular communication, reporting, independent industry expert advice, technological tools, and third-party audit results. Both the Tech VP and CSM have extensive experience in assessing and managing cybersecurity programs and risks. We have established an escalation process to promptly inform senior management and the board of directors of material cybersecurity issues.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our audited consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 16, 2023)

2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 filed with the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

4.1+
Amended and Restated 2020 Stock Incentive Plan (amended and restated on May 18, 2022) (incorporated by reference to Exhibit 4.1 filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2023)

4.2
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2021)

4.3+
Form of Executive Engagement Agreement (incorporated by reference to Exhibit 10.3 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021)

4.4+
Form of Performance Stock Option Award Agreement between the Registrant and each of Charles Gillespie and Kevin McCrystle (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 6, 2021)

4.5≠§
Share Purchase Agreement dated January 31, 2022 among Gambling.com Group Limited, GDC Malta Limited, all of the shareholders of NDC Holding Limited, and solely for certain provisions of such agreement, Finder Media B.V. (incorporated by reference to Exhibit 4.6 filed with the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022)

4.6*§	Agreement dated June 30, 2023 among Gambling.com Group Limited, GDC Malta Limited, and all of the shareholders of NDC Holding Limited
4.7≠
Credit Agreement dated as of March 19, 2024 among GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, and Wells Fargo Bank, National Association, as lender (incorporated by reference to Exhibit 4.8 filed with the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2024)

4.8≠
Amended and Restated Credit Agreement dated as of January 1, 2025 among GDC Media Limited, GDC America, Inc. and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 99.1 filed with the Registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 5, 2025)

4.9≠
Amendment No. 1 to Amended and Restated Credit Agreement dated February 28, 2025 among GDC Media Limited, GDC America, Inc. and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 99.2 filed with the Registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 5, 2025)

4.10≠
Asset Purchase Agreement dated March 21, 2024 between XL Media PLC and XL Media Publishing, as sellers, and GDC Media Limited and GDC UKGB Limited, as purchasers (incorporated by reference to Exhibit 4.9 filed with the Registrant’s Annual Report on Form 20-F filed on March 21, 2024)

4.11≠
Agreement and Plan of Merger, dated as of December 12, 2024, by and among Gambling.com Group Limited, Odyssey Merger Corp., Odds Holdings, Inc., and Shareholder Representative Services LLC (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Current Report on Form 6-K filed on December 13, 2024)

4.12≠
Registration Rights Agreement, dated as of January 1, 2025, by and among Gambling.com Group Limited and former stockholders of Odds Holdings, Inc. party thereto (incorporated by reference to Exhibit 4.12 filed with the Registrant’s Annual Report on Form 20-F filed on March 20, 2025)

4.13*≠
Amendment No. 2 to Amended and Restated Credit Agreement dated March 20, 2025 among GDC Media Limited, GDC America, Inc. and Roto Sports, Inc., as borrowers, Gambling.com Group Limited, as guarantor, the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto

4.14*≠§
Membership Interest Purchase Agreement, dated as of August 14, 2025, by and among GDC America, Inc., BDMD Holdings LLC (d/b/a Spotlight.Vegas), OSR Holdings LLC (“OSR”), VRMG Partners Inc. (“VRMG”), NLX Holdings Inc. (“NLX” and, together with OSR and VRMG, the “Sellers”), and Douglas M. Osrow, as representative of the Sellers

4.15*§	Amendment to Membership Interest Purchase Agreement, dated as of August 28, 2025, by and between GDC America, Inc. and Douglas M. Osrow, as representative of the Sellers
4.16≠
Amendment to Agreement and Plan of Merger, dated as of December 19, 2025, by and between Gambling.com Group Limited and Shareholder Representative Services LLC (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Current Report on Form 6-K filed on December 30, 2025)

4.17*+	Amendment to Amended and Restated 2020 Stock Incentive Plan (dated March 4, 2026)
8.1*	List of Subsidiaries
11.1*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO LLP, independent registered public accounting firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 filed with the Registrant’s Annual Report of Form 20-F filed on March 21, 2024)
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

Company Name

Date: March 19, 2026	By:	/s/ Charles Gillespie
	Name:	Charles Gillespie
	Title:	Chief Executive Officer (Principal Executive Officer)

GAMBLING.COM GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Gambling.com Group Limited
St Helier, Channel Island of Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gambling.com Group Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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
London, United Kingdom
March 19, 2026

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Comprehensive (Loss) Income
(USD in thousands, except per share amounts)

		Year Ended December 31,
	Note	2025	2024	2023
Revenue	19	165,447	127,182	108,652
Cost of sales		(15,261)	(7,536)	(9,112)
Gross profit		150,186	119,646	99,540
Sales and marketing expenses	20	(63,003)	(41,897)	(35,331)
Technology expenses	20	(24,789)	(13,949)	(10,287)
General and administrative expenses	20	(32,169)	(27,645)	(24,291)
Movements in credit losses allowance and write-offs	3	(329)	(480)	(914)
Impairment loss on intangible assets	8	(14,006)	—	—
Fair value movement on contingent consideration	5	(47,678)	—	(6,939)
Operating (loss) profit		(31,788)	35,675	21,778
Finance income	21	7,826	1,570	634
Finance expenses	21	(8,446)	(3,095)	(2,271)
(Loss) income before tax		(32,408)	34,150	20,141
Income tax charge	23	(522)	(3,471)	(1,881)
Net (loss) income for the year attributable to shareholders		(32,930)	30,679	18,260
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit and loss
Exchange differences on translating foreign currencies		5,587	(6,605)	2,868
Cash flow hedge - effective portion of changes in fair value	3	(2,298)	—	—
Cash flow hedges - reclassified to profit or loss	3	2,453	—	—
Related tax	23	(19)	—	—
Other comprehensive income (loss) for the year, net of tax		5,723	(6,605)	2,868
Total comprehensive (loss) income for the year attributable to the shareholders		(27,207)	24,074	21,128
Net (loss) income per share attributable to shareholders, basic	22	(0.93)	0.85	0.49
Net (loss) income per share attributable to shareholders, diluted	22	(0.93)	0.84	0.47
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Financial Position
(USD in thousands)

		As of December 31,
	Note	2025	2024
ASSETS
Non-current assets
Property and equipment	6	2,216	1,833
Right-of-use assets	7	4,207	4,632
Intangible assets	8	245,681	130,811
Other non-current asset		360	—
Deferred tax asset	18	4,906	6,418
Total non-current assets		257,370	143,694
Current assets
Trade and other receivables	9	26,487	21,160
Cash and cash equivalents	10	15,814	13,729
Total current assets		42,301	34,889
Total assets		299,671	178,583
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	90,763	78,037
Treasury shares	11	(35,576)	(29,998)
Share-based compensation reserve	13	15,450	10,624
Foreign exchange translation deficit		(5,225)	(10,812)
Hedging reserve	3	136	—
Retained earnings		42,407	75,337
Total equity		107,955	123,188
Non-current liabilities
Lease liability	7	3,582	3,819
Deferred consideration	16	34,929	—
Deferred tax liability	18	6,222	2,258
Contingent consideration	5	126	—
Borrowings	15	108,623	19,582
Derivative financial instrument	3	2,075	—
Other payables	17	1,120	—
Total non-current liabilities		156,677	25,659
Current liabilities
Trade and other payables	17	13,477	10,205
Deferred income	19	5,100	2,616
Deferred consideration	16	4,924	11,277
Borrowings and accrued interest	15	10,013	3,349
Lease liability	7	1,205	1,213
Income tax payable	23	320	1,076
Total current liabilities		35,039	29,736
Total liabilities		191,716	55,395
Total equity and liabilities		299,671	178,583
The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Changes In Equity
(USD in thousands)

	Note	Share Capital	Capital Reserve	Treasury Shares	Share-based Compensation Reserve	Foreign Exchange Translation Deficit	Hedging Reserve	Retained Earnings	Total Equity
Balance at January 1, 2025		—	78,037	(29,998)	10,624	(10,812)	—	75,337	123,188
Transactions with owners of the Company
Issue of ordinary shares, net of issuance costs	12, 13	—	12,345	—	(1,421)	—	—	—	10,924
Treasury shares acquired	11	—	—	(5,578)	—	—	—	—	(5,578)
Share-based payment expense	13, 14	—	—	—	6,385	—	—	—	6,385
Exercise of options	12, 13, 14	—	368	—	(125)	—	—	—	243
Share options expired	12, 13, 14	—	13	—	(13)	—	—	—	—
Total transactions with owners of the Company		—	12,726	(5,578)	4,826	—	—	—	11,974
Total Comprehensive loss
Net loss		—	—	—	—	—	—	(32,930)	(32,930)
Other comprehensive income
Exchange differences on translating foreign currencies		—	—	—	—	5,587	—	—	5,587
Cash flow hedge - effective portion of changes in fair value (net of related tax)	3, 18	—	—	—	—	—	(2,010)	—	(2,010)
Hedging gains and losses transferred to profit or loss (net of related tax)	3, 18	—	—	—	—	—	2,146	—	2,146
Total other comprehensive income		—	—	—	—	5,587	136	—	5,723
Total comprehensive loss		—	—	—	—	5,587	136	(32,930)	(27,207)
Balance at December 31, 2025		—	90,763	(35,576)	15,450	(5,225)	136	42,407	107,955

	Note	Share Capital	Capital Reserve	Treasury Shares	Share-based Compensation Reserve	Foreign Translation Exchange Deficit	Hedging Reserve	Retained Earnings	Total Equity
Balance at January 1, 2024		—	74,166	(3,107)	7,414	(4,207)	—	44,658	118,924
Transactions with owners of the Company
Issue of ordinary shares, net of issuance costs	12, 13	—	696	—	—	—	—	—	696
Share-based payment expense	13, 14	—	—	—	4,499	—	—	—	4,499
Treasury shares acquired	11	—	—	(26,891)	—	—	—	—	(26,891)
Exercise of options	12, 13, 14	—	2,887	—	(1,001)	—	—	—	1,886
Exercise of warrants	12, 13, 14	—	84	—	(84)	—	—
Share options expired	12, 13, 14	—	204	—	(204)	—	—	—	—
Total transactions with owners of the Company		—	3,871	(26,891)	3,210	—	—	—	(19,810)
Total Comprehensive income
Net income		—	—	—	—	—	—	30,679	30,679
Exchange differences on translating foreign currencies		—	—	—	—	(6,605)	—	—	(6,605)
Total comprehensive income		—	—	—	—	(6,605)	—	30,679	24,074
Balance at December 31, 2024		—	78,037	(29,998)	10,624	(10,812)	—	75,337	123,188
	Note	Share Capital	Capital Reserve	Treasury Shares	Share-based Compensation Reserve	Foreign Translation Exchange Deficit	Hedging Reserve	Retained Earnings	Total Equity
Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	—	26,398	87,109
Transactions with owners of the Company
Issue of ordinary shares , net of issuance costs	12, 13	—	10,216	—	—	—	—	—	10,216
Share-based payment expense	12,13	—	—	—	3,124	—	—	—	3,124
Treasury shares acquired	11	—	—	(2,759)	—	—	—	—	(2,759)
Exercise of options	12, 13, 14	—	201	—	(95)	—	—	—	106
Share options expired	12, 13, 14	—	26	—	(26)	—	—	—	—
Total transactions with owners of the Company		—	10,443	(2,759)	3,003	—	—	—	10,687
Comprehensive income
Net income		—	—	—	—	—	—	18,260	18,260
Exchange differences on translating foreign currencies		—	—	—	—	2,868	—	—	2,868
Total comprehensive income		—	—	—	—	2,868	—	18,260	21,128
Balance at December 31, 2023		—	74,166	(3,107)	7,414	(4,207)	—	44,658	118,924

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Consolidated Statements of Cash Flows
(USD in thousands)

		Year ended December 31,
	NOTE	2025	2024	2023
Cash flow from operating activities
(Loss) income before tax		(32,408)	34,150	20,141
Income tax paid	23	(10,287)	(1,901)	(3,826)
Payment of contingent consideration in relation to business combinations	2	—	—	(4,621)
Payment of deferred consideration in relation to business combinations	2, 5	(18,590)	(7,156)	(2,897)
Adjustments for non-cash items:
Depreciation and amortization	20	14,419	5,802	2,088
Net finance expense	21	(108)	1,525	1,637
Movements in credit loss allowance and write-offs	3	329	480	914
Fair value movement on contingent consideration	5	47,678	—	6,939
Impairment loss on intangible assets	8	14,006	—	—
Share-based payment expense	14	6,937	4,953	3,607
Cash flows from operating activities before changes in working capital		21,976	37,853	23,982
Changes in working capital
Trade and other receivables		(2,180)	(98)	(10,387)
Trade and other payables		(692)	(117)	4,240
Inventories		—	—	75
Cash flows generated by operating activities		19,104	37,638	17,910
Cash flows from investing activities
Acquisition of property and equipment	6	(863)	(1,326)	(451)
Acquisition of intangible assets	8	—	(21,074)	(6,815)
Capitalization of internally developed intangibles	8	(3,893)	(1,886)	(1,977)
Acquisition of subsidiaries, net of cash acquired	5	(68,495)	—	—
Interest received from bank deposits	21	99	137	259
Payment of deferred consideration in relation to asset acquisitions and business combinations	2, 5	(25,783)	(19,693)	(4,933)
Payment of contingent consideration in relation to business combinations	2	—	—	(5,557)
Cash flows used in investing activities		(98,935)	(43,842)	(19,474)

		Year ended December 31,
	NOTE	2025	2024	2023
Cash flows from financing activities
Exercise of options	12	669	1,521	106
Issue of ordinary shares in relation to employee stock purchase plan	11	374	218	—
Treasury shares acquired	11	(5,578)	(27,078)	(2,572)
Proceeds from borrowings	15	132,500	45,560	—
Transaction costs related to borrowings	15	(6,027)	(847)	—
Repayment of borrowings	15	(31,819)	(21,060)	—
Repayment of debt assumed in a business combination	15	(393)	—	—
Repayment of other non-current liability assumed in a business combination	5	(206)	—	—
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	3	8,438	—	—
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	3	3,754	—	—
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	3	(8,710)	—	—
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	3	(2,590)	—	—
Interest payment attributable to third party borrowings	15	(6,885)	(888)	—
Interest payment attributable to deferred consideration settled in relation to business combinations	2	—	(1,272)	(110)
Interest payment attributable to deferred consideration settled for intangible assets	2	(675)	(461)	—
Principal paid on lease liability	7	(1,060)	(688)	(402)
Interest paid on lease liability	7	(324)	(249)	(165)
Cash flows generated from (used in) financing activities		81,468	(5,244)	(3,143)
Net movement in cash and cash equivalents		1,637	(11,448)	(4,707)
Cash and cash equivalents at the beginning of the year		13,729	25,429	29,664
Net foreign exchange differences on cash and cash equivalents		448	(252)	472
Cash and cash equivalents at the end of the year	10	15,814	13,729	25,429
Supplemental non-cash items
Right-of-use assets	7	602	4,135	75
Issue of ordinary shares for acquisitions	12	9,971	—	9,912
Issue of ordinary shares in relation to employee stock purchase plan	11	67	39	—

The accompanying notes are an integral part of these consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Consolidated Financial Statements
(USD in thousands except share and per-share amounts)
1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. The Company’s registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.
The Company provides marketing and sports data services for the gambling industry. Through its platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, the Company helps enterprises including casinos and sports betting operators reach high intent audiences and acquire new customers in 22 national markets across more than ten languages.
Through its sports data platform and under the OddsJam, OpticOdds and RotoWire brands, the Company powers enterprises including sports betting operators, prediction markets, market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.
The Group has a workforce of approximately 600 employees and primarily operates from our offices in Ireland and the United States.
2. SUMMARY OF MATERIAL ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied throughout the years presented.
BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations (collectively “IFRS Accounting Standards”), and were approved and authorized for issuance by the board of directors on March 19, 2026.
The financial statements have been prepared on a historical cost basis except for (i) contingent consideration which is measured at fair value and is included in Level 3 of the fair value hierarchy (see Note 5) and (ii) the derivative financial instrument which is measured at fair value and is included in Level 2 of the fair value hierarchy (see Note 3). The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effects are disclosed in Note 4.
New and Amended Standards Adopted by the Group in 2025
The Group has analyzed the following amendment to an existing standard that is mandatory for the Group’s accounting period beginning on January 1, 2025, and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability
Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective at December 31, 2025 and therefore have not been adopted within these consolidated financial statements. The Group is still in the process of assessing the impact of IFRS 18. The rest of the amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning on or after January 1, 2026:
▪Contracts referencing nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7 (effective as from January 1, 2026)
▪Annual improvements volume 11 (effective as from January 1, 2026)
▪Amendments to the Classification and Measurement of Financial Instruments (effective as from January 1, 2026)

▪IFRS 18 Presentation and Disclosure in Financial Statements (effective as from January 1, 2027)
▪IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
▪Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective as from January 1, 2027)
BASIS OF CONSOLIDATION
The consolidated financial statements comprise the financial statements of the Group as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025, 2024 and 2023. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Control is reassessed whenever facts and circumstances indicate that there are changes in control.
All intra-Group assets and liabilities, equity, income, expenses and cash flows arising from transactions between members of the Group are eliminated in full on consolidation.
The material subsidiaries of the Company as of December 31, 2025, all of which have been included in these consolidated financial statements, are as follows:

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	OWNERSHIP %
GDC Media Limited	Digital marketing	Ireland	100
GDC Malta Limited	Intra group services	Malta	100
GDC America, Inc.	Digital marketing	United States	100
Roto Sports, Inc.	Fantasy data	United States	100
OddsJam, Inc	Sports data	United States	100
Optic Odds, Inc	Sports data	United States	100
BGMD Holdings LLC (d/b/a Spotlight.Vegas)	Ticketing	United States	100
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

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group into USD from EUR:

	Period End	Average for Period	Beginning of Period	Low	High
Year ended December 31,	(EUR per USD)
2025	0.85	0.89	0.96	0.84	0.98
2024	0.96	0.92	0.91	0.89	0.96
2023	0.91	0.92	0.93	0.89	0.96
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
Translation into Reporting Currency
The assets and liabilities of the Company and its primary subsidiaries are translated from the functional currency of the operations to USD, being the reporting currency, using the exchange rates at the reporting date. The Company and its subsidiaries functional currency is Euro, with the exception of GDC America, Inc, Roto Sports, Inc, OddsJam Inc, OpticOdds Inc, and BGMD Holdings LLC (d/b/a Spotlight.Vegas), which have a functional currency of USD. USD has been selected as the reporting currency to ensure comparability with the financial reports of similar entities. The revenue and expenses are translated into USD using the average exchange rates for the period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the rates prevailing on the transaction dates). All resulting foreign exchange differences are recognized in other comprehensive income and included in foreign exchange translation reserve in equity.
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
Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditures, including those incurred in order to maintain an intangible asset’s current level of performance, is expensed as incurred. Capitalized intangible assets have a useful life between 1 and 5 years, which is reviewed on an annual basis. Capitalized definite-lived intangible assets are amortized over their useful life using straight-line basis.
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
Customer contracts have a useful life of 1 to 2 years, which are reviewed on an annual basis. Customer contracts are amortized over their useful life using the straight-line method.
Customer bases have a useful life of 5 to 16 years, which are reviewed on an annual basis. Customer bases are amortized over their useful life using the straight-line method.
Content assets recognized as a part of business combinations have a useful life of 1 year, and are amortized over their useful life using straight-line method.

The acquired technology and software solution has a useful life of 5 to 8 years, which is reviewed on an annual basis. It is amortized over the useful life using the straight-line method.
Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains or losses arising from derecognition represent the difference between the net disposal proceeds, if any, and the carrying amount of intangible assets, and are recognized in the consolidated statement of comprehensive income for the respective period.
IMPAIRMENT ASSESSMENT
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that have an indefinite useful life (which are not subject to amortization) are tested annually for impairment. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units, or “CGU”s). Acquired goodwill is allocated to the cash generating unit that is expected to benefit from the synergy of the combination and tested for impairment as a part of the CGU. During the year ended December 31, 2025, substantially all of the Group’s cash inflows have been generated from the following assets: digital marketing assets, fantasy data assets, sports data assets and ticketing assets. Following the completed business combinations, the Group determined it has four cash-generating units.
An impairment loss is recognized as the difference between the carrying amount of the CGU and its recoverable amount and is accounted for in the consolidated statements of comprehensive (loss) income in the period identified. The recoverable amount is the higher of the fair value less costs to sell and value in use.
Where the fair value of an asset less its costs to sell are determinable, and the fair value less costs to sell are estimated to be close to its value in use, the recoverable amount can be assessed for an individual asset. In this instance, an impairment may be recognized at an individual asset level where the fair value less costs to sell and value in use are both negligible.
The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance. The Group concluded that the recoverable amount is significantly in excess of the assets’ carrying amount for Digital Marketing CGU and Fantasy Data CGU, and accordingly a sensitivity analysis in this regard is not disclosed. For Sports Data CGU and Ticketing CGU, the management identified that the headroom between the carrying amount and the recoverable amount at the reporting date is lower than that observed for other CGUs. Therefore, a sensitivity analysis was performed to evaluate the robustness of the impairment assessment to reasonable possible changes in key assumptions. The Group concluded no impairment charges were necessary at the CGU level. Refer to Note 8 for further details.

When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible and it will no longer contribute meaningful cash inflows to the CGU of which it forms part. As of December 31, 2025, the Group identified asset-specific indicators of impairment for three Finnish domains with indefinite useful life (See Note 8). As of December 31, 2024, no intangible assets met the criteria to be tested at the individual asset level.
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

During the year ended December 31, 2025, the Group’s financial assets consist of trade and other receivables and cash and cash equivalents. The Group’s objective for holding financial assets is to hold them to collect contractual cash flows, which are solely payment of principal and interest. Accordingly, these assets are accounted for at amortized cost.
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
The Group derecognizes a financial liability from its consolidated statement of financial position when the obligation specified in the contract or arrangement is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.
The Group’s financial liabilities generally consist of:
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
Borrowings and accrued interest
The Company’s credit agreement with Wells Fargo Bank, National Association is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance are capitalized as part of the initial carrying amount of the loan and subsequently amortized to profit or loss over its term through the application of the effective interest method. Note 15 discusses the terms of the credit agreement

Contingent consideration

Contingent consideration is usually an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss. Post-acquisition changes in contingent consideration do not adjust goodwill, except when such changes represent measurement period adjustments as defined under IFRS 3.

BonusFinder contingent consideration payment
In January 2022, the Group acquired 100% of the issued and outstanding equity interests of NDC Media Limited ("NDC Media"), the operator of BonusFinder.com. The Group agreed to pay the selling shareholders further determined consideration which was contingent on the acquired assets’ performance in the two subsequent years. Contingent consideration was measured as of date of acquisition at fair value through profit or loss and classified as a Level 3 financial instrument. Contingent consideration was remeasured at each reporting date and subsequent changes in fair value of contingent consideration are recognized in profit or loss as operating expenses. Measurement of the liability is conducted using option approach methodology.
In April 2023, the Group settled contingent consideration related to the BonusFinder (as defined below) acquisition totaling an aggregate of $20,090 of which $10,178 was paid in cash and $9,912 was paid in ordinary shares of the Group.

The table below provides the classification of the Group’s cash payments of contingent consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of NDC Media Limited, the operator of BonusFinder.com (“BonusFinder”).

	Years ended December 31,
	2025	2024	2023
Operating activities	—	—	4,621
Investing activities	—	—	5,557
Total	—	—	10,178

On June 30, 2023, the Company entered into an agreement with the sellers of BonusFinder which modified terms of the original share purchase agreement relating to the final earnout payment. The agreement terminated the earn-out period early effective as of June 30, 2023. As a result of this modification of contingent consideration, effective June 30, 2023, the liability was subsequently presented as deferred consideration as of December 31, 2023.

Deferred consideration

Deferred consideration is initially measured at fair value with subsequent measurement at amortized cost using the effective interest method, with the unwinding of the discount recognized as finance expense. Fixed consideration payments arising from business combinations or asset acquisitions are classified as deferred consideration.

RotoWire deferred consideration payment

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

The table below provides the classification of the Group’s cash payments of deferred consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of RotoWire.com (“RotoWire”).

	Years ended December 31,
	2025	2024	2023
Investing activities	300	4,560	2,390
Financing activities	—	440	110
Total	300	5,000	2,500

BonusFinder deferred consideration payment

The table below provides the classification of the Group’s cash payments of deferred consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of NDC Media Limited, the operator of BonusFinder.com (“BonusFinder”).

	Years ended December 31,
	2025	2024	2023
Operating activities	—	7,156	2,897
Investing activities	—	5,594	2,543
Financing activities	—	832	—
Total	—	13,582	5,440

In April 2024, the Group settled the final deferred payment of EUR12,699 ($13,582) in cash to the former shareholders of BonusFinder and no further amounts are due. This was part of the contingent consideration that became fixed on June 30, 2023 and therefore subsequently presented as deferred consideration. The final settlement was adjusted for an outstanding open working capital balance and acquisition bonus payments to BonusFinder employees.

Freebets.com Assets deferred consideration payment

The table below provides the classification of the Group’s cash payments of deferred consideration in connection with the 2024 acquisition of the Freebets.com Assets.

	Years ended December 31,
	2025	2024
Investing activities	10,503	9,539
Financing activities	675	461
Total	11,178	10,000

The final consideration payment for the Freebets.com Assets was paid in April 2025 and there are no further amounts due as of December 31, 2025.

OddsJam deferred consideration payment

During the year ended December 31, 2025, a payment of deferred consideration in relation to the current year OddsJam Acquisition was also made (See Note 5).

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
(A) Derivative Financial Instruments

On April 17, 2025, the Company entered into a Cross-Currency Interest Rate Swap (“CCIRS”) with Wells Fargo Bank, National Association (“Wells Fargo”), a derivative financial instrument to manage its exposure to interest rate and foreign exchange risks. Derivatives are initially measured at fair value. After initial recognition, derivatives are remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(B) Hedging Reserve

The Group designates a CCIRS as a hedging instrument in respect of foreign currency risk and interest rate risk as a cash flow hedge. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

–there is an economic relationship between the hedged item and the hedging instrument;
–the effect of credit risk does not dominate the value of changes that result from that economic relationship;
–the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of the hedged item.

The effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (loss) (“OCI”) and accumulated in the hedging reserve within the Statement of Financial Position, limited to the cumulative change in fair value of the hedged item from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. The amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss. If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

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
REVENUE RECOGNITION
Performance marketing
The Group generates revenue primarily from commissions derived from referrals of prospective players visiting the Group’s websites or mobile apps to the Group’s customers, who are regulated online gambling operators. Depending on the customer, commission revenue may be earned in the form of ongoing revenue-share fees, one-time fee for each acquired player (cost per acquisition, or CPA, fee), or both, which is referred to as hybrid revenue. The Group also generates ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events via a consumer website and a custom-built platform.

Revenue-share fees represent a set percentage of net gaming revenues the operator generates over the lifetime of the referred player. The Group considers each player referral to be a separate performance obligation. It is satisfied at the point in time when the referral is accepted by the relevant operator. The Group is not involved in the operator's delivery of gaming or gambling services to players. Digital marketing activities of the Group and its subsidiaries are primarily to compile and to present content focused on prospective player education and engagement on websites and are not considered distinct services rendered to the operator customers. The Group transacts with its customers pursuant to the terms of the marketing affiliate agreement and/or insertion orders, which typically do not require a minimum number of player referrals or minimum fees and can be terminated for convenience by either party at any time. Termination or changes in the terms of these agreements do not typically affect the rights of the parties or to the fees earned to be earned with respect to the players previously referred to the operator.

Revenue Share agreements are in place between the Company and the gambling operator. If referred players, when aggregated together, win amounts greater than the losses they incur during a particular calendar month, this results in negative net revenue for the operator for the applicable period. Under the revenue share agreement, such negative net revenue is not typically permitted to be carried forward and offset against net operating revenue earned from the same referred players in subsequent calendar months. The gambling operator's negative net revenue yields no revenue share amount for the Company for the applicable period. As a result, the Company does not recognize revenue in the corresponding period when the operator has negative net revenue. However, the Company does recognize revenue in subsequent periods without deductions from such negative revenue yield.

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
CPA fees for each player referral are recognized when earned upon acceptance of the referral by the operator. Revenue-share fees for each referral are considered variable consideration and are only recognized to the extent it is highly probable that no significant reversal of cumulative revenue recognized for this referral will occur when the ultimate fees are known. Although performance is complete when the referral is accepted, the ultimate revenue-sharing fees from the referral are subject to significant uncertainties, including how long the referred player will remain active, the size and frequency of the wager amounts, and the patterns of wins and losses. These factors vary significantly between markets as well as between individual operators and are further influenced by competition from other entertainment channels, taxation and regulatory developments, disruptive events such as the COVID-19 pandemic, as well as general conditions of the economy. Consequently, revenue-share fees are considered constrained and not included in the transaction price and not recognized until earned during each month based on the relevant player’s activities. Revenue-share fees recognized by the Company are based on the revenues generated and expenses incurred by the customers and depend on the customers’ calculations, which could be subject to miscalculations or deliberate misrepresentation. The Company monitors revenues by customer to corroborate the amounts reported.
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

Following the acquisition of Spotlight Vegas the Group generates revenue from ticketing services. The Group provides a platform to the event creator and the consumer to transact. The Group’s performance obligation is to facilitate and process that transaction and issue the ticket, and ticketing revenue is recognized by the Group when the ticket is sold. The amount that the Group earns for its ticketing services consists of a service fee and a commission per ticket. The Company records ticketing revenue on a net basis as we act as an agent in these transactions since we do not control the underlying event.
Subscription
Following the acquisition of Roto Sports and OddsJam, the Group generates a portion of its revenue from data subscriptions and content syndication whereby a customer subscribed to these services over a period of time. The revenue is recognized straight-line over the duration of the subscription as the performance obligations are satisfied. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Advertising and other
Advertising and other revenues include tenancy and listing fees. The revenue is recognized straight-line over the duration of an agreement as the performance obligations are satisfied. The Group has no material obligations for discounts, incentives or refunds of commissions subsequent to completion of performance obligations. There are no incremental costs to obtain and no costs to fulfil contracts with customers eligible to be capitalized.

COST OF SALES

Cost of sales are costs considered directly attributable to the generation of revenue and include, in relation to the generation of performance marketing revenue, license fees incurred as part of agreements with partners and, in relation to the generation of subscription revenue on certain websites of the Group, data purchases, payment processing fees and hosting fees. Such expenses are recognized as incurred. External content costs associated with the creation of articles that are published on the Company’s and its partnership websites and made available free-of-charge to all website users are not considered costs of sales as no revenue is earned directly from the publication of such articles Such expenses are recognized as incurred.
The Company has agreements with partners under which license fees are paid. License fees are computed as revenue share, and in certain cases, these agreements include minimum revenue share payments which are recognized over the duration of the arrangement as the obligations of the Company and its partner are satisfied.
FINANCE INCOME AND EXPENSES
Finance income comprises of unrealized/realized currency gains and interest received from cash and cash equivalent balances.
Finance expenses comprise of (i) deemed interest charged under IFRS 16; (ii) bank and other finance charges; (iii) deferred consideration unwinding; (iv) interest expenses on borrowings; (v) unrealized/realized currency losses and (vi) ineffective portion of change in fair value of the cash flow hedge. Interest expense is recognized as it accrues in profit or loss, using the effective interest method.
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

During the year ended December 31, 2025 and 2024, the Group granted RSUs to employees and key management and executive directors. No similar grants were granted during the year ended December 31, 2023. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period, net of actual forfeitures in the period.
During the years ended December 31, 2025, 2024 and 2023, the Group granted restricted shares to non-executive directors. Restricted shares are issued to the non-executive directors as of date of grant and are subject to a one-year lock-up from the date of the grant. The shares are fair valued on the date of the grant using Finnerty model, and costs are recognized in full upon the grant.

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
Lease payments are discounted using the incremental borrowing rate that the lessee would have to pay to borrow funds under a secured loan with similar terms to those of the lease, to obtain an asset of value similar to the right-of-use asset in a similar economic environment. During the years ended December 31, 2025 and December 31, 2023, the incremental borrowing rate was estimated at 6%. During the year ended December 31, 2024, the incremental borrowing rates for entities based in the United States and Europe were estimated at 6% and 4%, respectively.
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
SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), impairment loss on intangible assets, fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As at December 31, 2025 and 2024, geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As at December 31,
	2025	2024
Ireland	130,934	108,794
United States	120,343	27,232
Other	1,187	1,250
	252,464	137,276
3. RISK MANAGEMENT
3.1 FINANCIAL RISK MANAGEMENT
The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors.
(A)Market Risk
(I)Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), US dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations. Management identified an increased foreign exchange risk created by the USD-denominated Term Loan (see Note 15) in a subsidiary which has the Euro as its functional currency. In order to minimize the exposure, effective April 17, 2025, the Group entered into the CCIRS to synthetically convert the existing USD-denominated, floating rate Term Loan into Euro-denominated, fixed rate borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.
As of December 31, 2025 and 2024, the Group’s exposure to foreign exchange risks was primarily through cash, borrowings and working capital balances held by its entities which have Euro as the functional currency. Such balances included the following:

	As of December 31, 2025	As of December 31, 2024
USD-denominated net liabilities(1)	(68,562)	(26,882)
GBP-denominated net assets	3,055	5,343
(1) The balances do not include the effect of the cash flow hedge.

Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in the following gains or losses to the Group’s net (loss) income:

	Year ended December 31,
	2025	2024
USD	6,928	2,610
GBP	(406)	519

Management believes that 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II)Cash Flow and Fair Value Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of December 31, 2025, arises from borrowings at variable rates (Note 15). The CCIRS minimizes the exposure to interest rate risk since it effectively converts the variable interest rate on the Term Loan into a fixed interest rate.
(III) Market Risk Management through the CCIRS

Effective April 17, 2025, the Group entered into the CCIRS to:

• receive USD-SOFR + 2.60% interest and pay 4.567% fixed Euro interest; and

• receive USD principal repayments equal to principal repayments due under the term loan (see Note 15) and pay EUR principal repayments (fixed at the April 17, 2025 spot rate of EUR 1.1357) on the last business days of each of March, June, September and December commencing July 1, 2025.

The amounts relating to the CCRIS designated as a cash flow hedge as of December 31, 2025 were as follows:

	As of December 31, 2025
	Nominal amount	Carrying Amount of Asset (Liability)	Line item in the Statement of Financial Position where the hedging instrument is included
CCIRS	75,000	(2,075)	Derivative Financial Instrument

	Year Ended December 31,
	2025	2024
Changes in the value of the hedging instrument recognized in OCI (net of related tax)	(2,010)	—
Amount reclassified from hedging reserve to profit or loss (net of related tax)	2,146	—

The line item in profit or loss affected by the reclassification is Finance income - foreign exchange gain.

The valuation technique applied to determine the fair value of the CCIRS at the end of each reporting period is a discounted cash flow model wherein the future cash flows are estimated based on forward exchange rates and interest rates (from observable forward exchange rates and interest rates at the end of the reporting period), discounted at a rate that reflects the credit risk of the counterparties.

As of December 31, 2024, the Group did not hold any derivative financial instruments to hedge exposures to changes in foreign currency and interest rates.

(B)Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	As at December 31,
	2025	2024
Trade and other receivables (excluding prepayments and deferred cost)	23,533	19,429
Cash and cash equivalents	15,814	13,729
	39,347	33,158
For the years ended December 31, 2025 and December 31, 2024, no revenues generated from a single customer exceeded 10% of the Group’s total revenue for the year. For the year ended December 31, 2023, revenues generated from a single customer amounted to 16% of the Group’s total revenue.
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

The aging of trade receivables that are past due but not impaired is shown below:

	As at December 31,
	2025	2024
1-30 days past due	4,896	3,985
31-60 days past due	2,906	1,610
61-90 days past due	1,212	751
More than 90 days past due	992	737
	10,006	7,083
The Company recognized a specific provision of $680 on trade receivables in the year ended December 31, 2025 (December 31, 2024: $568).
The activity in the credit loss allowance was as follows:

	Year Ended December 31,
	2025	2024
Balance at the beginning of the period	1,664	1,757
Movements in credit loss allowance	221	378
Write-offs	(297)	(356)
Translation effect	228	(115)
Balance at the end of the period	1,816	1,664
The movement in the credit loss allowance during the years ended December 31, 2025 and December 31, 2024 was due to overall business revenue growth.

For the year ended December 31, 2025, the Company recorded net write-offs of receivables from customers of $108, representing amounts not previously specifically provided for, partially offset by collections of previously written off receivables from customers. For the year ended December 31, 2024, the Company wrote off receivables from customers with a total value of $102; the balances were not previously specifically provided.

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
(C)Liquidity Risk
The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of borrowings due to the third parties (Note 15), amounts committed on acquisitions (Note 16), and trade and other payables (Note 17). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
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

The following tables summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Trade and other payables due in less than 1 year equal their carrying values as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of December 31, 2025
Non-derivative financial instruments
Deferred consideration(1)	5,005	38,299	—	43,304
Contingent consideration(2)	—	—	149	149
Borrowings and interest(3)	19,629	18,842	102,730	141,201
Lease liability	1,494	1,428	2,573	5,495
Trade and other payables(4)	9,902	1,120	—	11,022
Total	36,030	59,689	105,452	201,171
Derivative financial instrument
Cross-currency interest rate swap used for hedging:
Outflow	14,566	14,035	46,047	74,648
Inflow	(15,208)	(14,421)	(44,469)	(74,098)
Total	(642)	(386)	1,578	550
As of December 31, 2024
Non-derivative financial instruments
Deferred consideration(1)	11,487	—	—	11,487
Borrowings and interest(3)	5,165	4,804	16,612	26,581
Lease liability	1,213	1,188	3,571	5,972
Trade and other payables(4)	5,028	—	—	5,028
Total	22,893	5,992	20,183	49,068

(1) See Note 16 for settlement of the deferred consideration.
(2) See Note 5 for settlement of the contingent consideration.
(3) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.
(4) The amounts above include trade payables, accrued bonuses related to acquisition, accrued general expenses and other financial liabilities.

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
At December 31, 2025 and 2024, the net current asset position of the Group was $7,262 and $5,153 respectively. Management prepares and reviews a rolling forecast of the Group’s operations for the 12-month period to anticipate any liquidity deficit. Per the assessment made as of the reporting date, the Group will have sufficient funds to settle liabilities in a timely manner in the foreseeable future.
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
As of December 31, 2025, the Company did not have any financial assets and liabilities measured at fair value within the fair value hierarchy noted above, except for (i) contingent consideration which is measured at fair value and is included in Level 3 of the fair value hierarchy (see Note 5) and (ii) the derivative financial instrument which is measured at fair value and is included in Level 2 of the fair value hierarchy (see Note 3.1).
As of December 31, 2024, the Company did not have any financial assets and liabilities measured at fair value within the fair value hierarchy noted above.
As of December 31, 2025 and 2024, the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables, deferred consideration and borrowings reflected in the consolidated statement of financial position are reasonable estimates of fair value in view of the nature of these instruments or the relatively short period of time between the origination of the instruments and their expected realization.

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

ACCOUNTING FOR BUSINESS COMBINATIONS
The Company is required to allocate the acquisition cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities. The Company uses external valuations to determine the fair value. The valuations include management estimates and assumptions as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their amortization period. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets in profit or loss (See Note 5).

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
During the year ended December 31, 2025, the Group did not make any separate acquisitions of intellectual property or other assets.

During the year ended December 31, 2024, the Group made separate acquisitions of intellectual property consisting of domain names and related assets, as disclosed in Note 8.

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company guaranteed certain payment obligations in connection with the acquisition of the Freebets.com Assets. Management performed an assessment of the application of IFRS 3, ‘Business Combinations’ in concluding whether the acquisition meets the definition of a business. The Company concluded the acquired assets did not meet the definition of a business, and, therefore, the acquisition was accounted for as an asset acquisition. The consideration has been allocated on a fair value basis to domain names, customer contracts and content assets as disclosed in Note 8.

Amounts committed on acquisition of the Freebets.com Assets consist of contractual obligations resulting from the purchase of such intangible assets. Some of the obligations have a predetermined value, while others include future payments of performance-based amounts. These obligations are further referred to as deferred and contingent consideration respectively. The contingent consideration is measured at fair value, which is determined on the date of purchase and subsequently, at each reporting date, by calculating the expected cash outflow. Subsequent movement in contingent consideration related to asset acquisitions are capitalized as part of the related intangible assets. As of December 31, 2024, the contingent consideration relating to the acquisition of the Freebets.com Assets acquired became fixed since the performance period elapsed. As a result, the liability was presented as deferred consideration (See Note 16).

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
During the years ended December 31, 2025 and 2024, the Group had domain name intangibles with an indefinite useful life and the aggregate carrying value of $108,508 and $108,486, respectively. The Group also had one finite-life mobile apps intangible asset, which was amortized over its useful life of 4 years; the asset was fully amortized as of December 31, 2025. At December 31, 2025 and 2024, the Group has concluded no changes to the useful lives of these assets were necessary.
Intangible assets with an indefinite useful life are tested for impairment annually at December 31. For the purposes of impairment assessment, assets are grouped at the lowest level which generates cash inflows that are largely independent of the cash inflows of the remaining assets (cash-generating units). Through December 31, 2025, substantially all of the Group’s cash inflows have been generated from digital marketing assets, fantasy data assets, sports data and ticketing assets. The Group determined it has four cash-generating units.
The recoverable amount of the cash-generating units is determined with value in use calculations using the DCF model. The cash flows are derived from the budget and the recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.
The Group concluded that the recoverable amount is significantly in excess of the assets’ carrying amount for Digital Marketing CGU and Fantasy Data CGU, and accordingly a sensitivity analysis in this regard is not disclosed. For Sports Data CGU and Ticketing CGU, the management identified that the headroom between the carrying amount and the recoverable amount at the reporting date is lower than that observed for other CGUs. Therefore, a sensitivity analysis was performed to evaluate the robustness of the impairment assessment to reasonable possible changes in key assumptions. The Group concluded no impairment charges were necessary at the CGU level. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 8.
When a triggering event arises, it may be necessary to test an asset for impairment at an individual asset level. This is the case when the asset’s fair value less costs to sell and value in use are both negligible. As of December 31, 2025, the Group identified indicators of impairment for certain Finnish domains with indefinite useful life, that are part of the Digital Marketing CGU. These assets were separately assessed for impairment and further details are disclosed in Note 8. As of December 31, 2024, no intangible assets met the criteria to be tested at the individual asset level.
CAPITALIZATION AND IMPAIRMENT OF INTERNALLY DEVELOPED INTANGIBLE ASSETS
Management reviews expenditures, including wages and benefits for employees, incurred on development activities and based on their judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within the notes to our consolidated financial statements. Management considers if additional expenditure on projects relates to maintenance or a new development project (see Note 2 for further details). In addition, the useful life of capitalized development costs is determined by management at the time the software is brought into use and is regularly reviewed for appropriateness. For unique software products we control and develop, the life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. Management reviews intangible assets at each reporting period to determine potential impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be fully recoverable. Recoverability is measured by comparing the carrying amount of the intangible asset with the future undiscounted cash flows the asset is expected to generate. Management must make estimates related to future cash flows and discount rates that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If such assets are considered impaired, an impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the intangible asset.
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

DERIVATIVE FINANCIAL INSTRUMENTS
Derivatives are initially measured at fair value. After initial recognition, derivatives are remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

TAXATION
Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key areas are that the capital allowances to which the deferred tax asset relate will be accepted by the relevant tax authorities and whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The deferred tax asset recognized as of December 31, 2025 was based on management’s performance projections for 2026 – 2030. The deferred tax asset recognized as of December 31, 2024 was based on management’s performance projections for 2025 – 2029. We operate in a number of tax jurisdictions around the world. Judgment is required in respect of the interpretation of state, federal and international tax law and practices as e-commerce and tax continues to evolve. We file our tax returns and duty calculations and estimate our tax provisions based on current tax rules and practices and our transfer pricing policy, together with advice received from professional advisors and believe that our accruals for tax liabilities are adequate.
In January 2025 and 2022, the Group acquired OddsJam (Note 5) and Roto Sports, Inc. (Note 2), respectively, which resulted in recognition of a deferred tax liability on a temporary difference in fair value and tax base of intangible assets acquired as a part of the business combinations. As of December 31, 2025 and 2024, the deferred tax liability was partly offset by a deferred tax asset recognized on taxable losses from the U.S.-based operations following the acquisition. The balances are presented on a net basis only when they relate to the same tax jurisdiction in the consolidated statement of financial position as of December 31, 2025 and 2024.
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
Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based upon tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. Deferred tax is charged or credited in the Consolidated Statements of Comprehensive (Loss) Income.
The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

5. ACQUISITIONS
Acquisition of Spotlight.Vegas

On September 1, 2025, the Company’s wholly-owned subsidiary, GDC America, Inc., a Florida corporation acquired 100% of the issued and outstanding equity interests of BGMD Holdings LLC (d/b/a Spotlight.Vegas), a Nevada limited liability company (“Spotlight.Vegas”) for consideration of (i) a cash payment of $8,000 (subject to adjustments for cash, working capital and indebtedness, among other things), plus (ii) an earnout payment of up to a maximum of $11,000 (the “Spotlight.Vegas First Earnout Consideration”), payable in April 2027 based on financial performance during 2026 and (iii) a second earnout payment of up to a maximum of $11,000 (the “Spotlight.Vegas Second Earnout Consideration”), payable in April 2028 based on financial performance during 2027 (the “Spotlight.Vegas Acquisition”). The Company has the option to pay up to 50% of each earnout payment in unregistered ordinary shares. The cash paid at close net of cash, working capital and indebtedness acquired and net of final purchase price adjustment released from Purchase Price Escrow and from previous shareholders as disclosed in the Consolidated Statements of Cash Flows in relation to the Spotlight.Vegas Acquisition amounts to $6,059.

The fair value of the contingent consideration as of September 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 12% - 14%, (ii) discount rates ranging from 8.91% - 8.96%, (iii) volatility of 44% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 16.7% - 18.2%.

At the end of each reporting period, the Company will remeasure the fair value of the Spotlight.Vegas Acquisition contingent consideration. The Group expects to incur gains or losses related to the change in fair value of the contingent consideration until December 31, 2027. The fair value of the contingent consideration as of December 31, 2025 utilized the following assumptions as part of the options approach methodology: (i) probability of obtaining the financial conditions ranging from 0% - 4%, (ii) discount rates ranging from 7.29% - 7.30%, (iii) volatility of 48.6% as applied to forecasted performance conditions and (iv) Market Price Risk of Adjustment for EBITDA ranging from 16.2% - 17.6%.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would not have resulted in a material impact on the Group’s contingent consideration liability.

During the year ended December 31, 2025, the fair value gain on contingent consideration for Spotlight.Vegas Acquisition amounted to $778 and resulted in total contingent consideration balance of $126, which is classified as non-current because it is payable on April 1, 2027.

Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform. The principal reason for the Spotlight.Vegas Acquisition is to expand into complementary marketing revenue streams.

During the year ended December 31, 2025, the Group incurred acquisition-related costs of $556 on legal and consulting fees which were included in general and administrative expenses.

Since September 1, 2025, revenue associated with the Spotlight.Vegas Acquisition amounted to $1,558. If the acquisition had occurred on January 1, 2025, management estimates that the impact of the Spotlight.Vegas Acquisition on consolidated revenue would have been $6,171. It is impracticable for the Company to present the profit or loss of the acquired business because of shared operating costs that are incurred and managed on a group-wide basis that are not allocated to the acquiree.

Under the purchase price accounting, the Company recognized goodwill of $4,750, which is calculated as the excess of both the consideration paid and liabilities assumed as compared to the fair value of the identifiable assets acquired and represents synergies from combining the Company’s and Spotlight.Vegas’s operations.The amount of goodwill of $3,320 is expected to be deductible for tax purposes.

The table below outlines the preliminary allocation of the purchase price for the acquired identifiable assets and liabilities of Spotlight.Vegas resulting in goodwill:

Purchase price consideration:
Cash paid net of final purchase price adjustment released from Purchase Price Escrow and from previous shareholders	6,495
Contingent consideration, at fair value	904
Total acquisition consideration	7,399
Assets acquired:
Cash and cash equivalents	436
Other non-current asset	360
Domain names and related websites	1,550
Acquired technology	2,600
Trade and other receivables	40
Right-of-use assets	89
Total assets acquired	5,075
Liabilities assumed:
Trade and other payables	(1,738)
Borrowings	(393)
Other non-current liability	(206)
Lease liability	(89)
Total liabilities assumed	(2,426)
Total net assets	2,649
Goodwill	4,750
Total acquisition consideration	7,399

OddsJam Acquisition
On January 1, 2025, the Company completed its acquisition (the “OddsJam Acquisition”) of 100% of the outstanding shares of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com. The OddsJam Acquisition was consummated pursuant to an Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary. In connection with the OddsJam Acquisition, Odds Holdings changed its name to GDC Odds Holdings, Inc., and following the closing operates as a wholly owned subsidiary of GDC America, Inc.
The principal reason for the OddsJam Acquisition was to accelerate the Company’s expansion in the United States and sports data services. The OH Shareholders received initial merger consideration of (i) $63,577 in cash (net of escrow amounts and adjustments for working capital and indebtedness, and net of final purchase price adjustment released from the Purchase Price Escrow) and (ii) 708,178 ordinary shares of the Company. The OH Shareholders may benefit from an additional payment of up to a maximum of $60,000 payable based on Odds Holdings’ growth in contribution in fiscal 2025, and a further potential additional payment of up to $80,000 less the 2025 performance amount payable based on Odds Holdings’ achieving a growth in contribution in fiscal 2026. In no event was the Company obligated to pay the OH Shareholders more than $80,000 in additional payments in the aggregate for the 2025 and 2026 earn out periods. If the 2025 performance amount was less than $40,000, then it was to be paid in full in April 2026. If the 2025 performance amount exceeds $40,000, then $40,000 was to be paid in April 2026 and the remainder was to be paid in April 2027. The 2026 performance amount was to be paid in full in April 2027. The Company had the option to pay up to 50% of each of the additional payments in ordinary shares.

Prior to the OddsJam Acquisition, Odds Holdings granted options to certain employees which would have vested in the ordinary course after the OddsJam Acquisition closing date but on or prior to December 31, 2026. These employees are eligible for a transaction bonus provided that they remain in employment until January 1,

2027. Such costs are being accrued for post-combination on a straight-line basis until the end of the service period (Note 20).

During the year ended December 31, 2025, the Group incurred acquisition-related costs of $925 on legal and consulting fees, which were included in general and administrative expenses. During the year ended December 31, 2024, $1,942 was expensed.

In connection with the OddsJam Acquisition, certain acquired assets were transferred to other Group subsidiaries.

Since January 1, 2025, revenue associated with the OddsJam Acquisition amounted to $35,422. It is impracticable for the Company to present the profit or loss of the acquired business because of shared operating costs that are incurred and managed on a group-wide basis that are not allocated to the acquiree.

Under the purchase price accounting, the Company recognized goodwill of $57,451, which is calculated as the excess of both the consideration paid and liabilities assumed as compared to the fair value of the identifiable assets acquired and represents synergies from combining the Company’s and OddsJam’s operations. Goodwill is not expected to be deductible for tax purposes. The fair value of the ordinary shares issued as part of the OddsJam Acquisition reflected the closing share price at December 31, 2024. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2025 as calculated by a third-party valuation firm.

The fair value of the contingent consideration as of January 1, 2025 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 29% - 51%, (ii) discount rates ranging from 7.58% - 7.72%, (iii) volatility of 62.2% as applied to forecasted performance conditions and (iv) Market Price of Risk Adjustment for EBITDA ranging from 13.1% - 14%.

On December 19, 2025, the Company entered into an Amendment to Agreement and Plan of Merger with the sellers of OddsJam which effectively terminates the earn-out period early and provides that the 2025 and 2026 performance amounts have been set at $40,000 each, subject to an early payment discount. As a result of the modification of contingent consideration effective December 19, 2025, the liability was presented as deferred consideration subsequently (See Note 16).

In December 2025, the Company settled the first payment of deferred consideration of $33,570 in cash. The payment was reflected in the Statement of Cash Flow partly within investing activities, being the original estimate of the fair value of $14,980, and partly within the operating activities, being the portion related to the fair value movement after the acquisition of $18,590.

During the year ended December 31, 2025, fair value loss on contingent consideration for OddsJam Acquisition amounted to $48,456. No fair value movements were recognized after the modification of contingent consideration effective December 19, 2025.

The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of OddsJam resulting in goodwill:

Purchase price consideration:
Cash paid net of final purchase price adjustment released from Purchase Price Escrow	63,577
Common shares issued, at fair value	9,971
Contingent and deferred consideration, at fair value	24,771
Total acquisition consideration	98,319
Assets acquired:
Cash and cash equivalents	1,141
Trade and other receivables	1,091
Domain names and related websites	8,200
Customer base	26,100
Acquired technology and Software	23,500
Indemnification asset	792
Deferred tax	1,370
Other current assets	127
Total assets acquired	62,321
Liabilities assumed:
Accounts payable and accrued expenses	(882)
Deferred income	(1,502)
Income tax	(1,646)
Deferred tax	(14,845)
Other indirect tax	(792)
Other current liabilities	(1,786)
Total liabilities assumed	(21,453)
Total net assets	40,868
Goodwill	57,451
Total acquisition consideration	98,319

Included in the Company’s cash flows generated by operating activities for the year ended December 31, 2025 as disclosed in the Consolidated Statements of Cash Flows are payments of $1,607 and $1,716 for payroll taxes and corporate taxes, respectively, related to the pre-acquisition period.

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2025	1,319	514	1,833
Additions	781	82	863
Depreciation charge (Note 20)	(510)	(96)	(606)
Translation differences	103	23	126
As of December 31, 2025	1,693	523	2,216
Cost	3,182	835	4,017
Accumulated depreciation	(1,489)	(312)	(1,801)
Net book amount as of December 31, 2025	1,693	523	2,216
Net book amount as of January 1, 2024	802	106	908
Additions	833	493	1,326
Depreciation charge (Note 20)	(305)	(71)	(376)
Translation differences	(11)	(14)	(25)
As of December 31, 2024	1,319	514	1,833
Cost	2,211	708	2,919
Accumulated depreciation	(892)	(194)	(1,086)
Net book amount as of December 31, 2024	1,319	514	1,833
For the years ended December 31, 2025, 2024 and 2023, cash paid for the acquisition of property and equipment was $863, $1,326 and $451, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company expensed low value office equipment with a net book value of $137, $166 and $143, respectively.
The following is the reconciliation of depreciation expense:

	Year ended December 31,
	2025	2024	2023
Depreciation expensed to general and administrative expenses (Note 20)	606	376	246

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2025	4,632	5,032
Additions, including adjustments arising as a result of an extension of lease term and as part of business combinations	602	602
Amortization of right-of-use assets (Note 20)	(1,221)	—
Interest expense	—	324
Payments	—	(1,384)
Translation differences	194	213
As of December 31, 2025	4,207	4,787
As of January 1, 2024	1,460	1,723
Additions	4,135	4,077
Amortization of right-of-use assets (Note 20)	(847)	—
Interest expense	—	249
Payments	—	(937)
Lease termination	(36)	(38)
Translation differences	(80)	(42)
As of December 31, 2024	4,632	5,032
The entire balance of right-of-use assets as of December 31, 2025 and December 31, 2024 is related to the lease of office premises.
Lease additions for the year ended December 31, 2025 relate to the following: (i) as part of the Spotlight.Vegas Acquisition (Note 5), in September 2025, the Company assumed a new long-term sublease agreement for an office property in Las Vegas, Nevada which is scheduled to expire on February 2, 2028; (ii) a new long-term lease agreement entered into by a subsidiary of the Group for an office property in New York, New York which commenced in April 2025 and is scheduled to expire on June 16, 2028, with an option to renew for an additional two or three years; and (iii) a Group subsidiary entered into a lease agreement on September 13, 2022 for an office property in Costa Rica. The current lease term is effective from August 1, 2025 to July 31, 2028. The Group remeasured the lease following a reassessment of the termination option.
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
As of December 31, 2025, the Group’s lease liabilities amounted to $4,787, comprising of $1,205 due within one year and $3,582 due after more than one year (December 31, 2024: $5,032, comprising of $1,213 due within one year and $3,819 due after more than one year).
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis.
The expense and cash paid relating to payments not included in the measurement of the lease liability is as follows:

	Year ended December 31,
	2025	2024	2023
Short-term leases (Note 20)	83	317	567

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	ACQUIRED TECHNOLOGY AND SOFTWARE	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2025	108,486	414	10,800	6,573	—	4,538	130,811
Additions	—	—	—	—	—	3,976	3,976
Business combinations (Note 5)	9,750	26,100	62,201	26,100	—	—	124,151
Impairment loss	(14,006)	—	—	—	—	—	(14,006)
Amortization charge (Note 20)	(847)	(3,416)	—	(6,298)	—	(2,031)	(12,592)
Translation differences	12,505	45	19	159	—	613	13,341
Net book amount as of December 31, 2025	115,888	23,143	73,020	26,534	—	7,096	245,681
Cost	124,186	26,600	73,020	38,877	3,863	12,132	278,678
Accumulated amortization	(8,298)	(3,457)	—	(12,343)	(3,863)	(5,036)	(32,997)
Net book amount as of December 31, 2025	115,888	23,143	73,020	26,534	—	7,096	245,681
Net book amount as of January 1, 2024	78,071	—	10,800	4,964	—	4,165	98,000
Additions including adjustments arising as a result of a change in estimate	35,626	471	—	4,638	271	1,914	42,920
Amortization charge (Note 20)	(55)	(31)	—	(2,944)	(271)	(1,278)	(4,579)
Translation differences	(5,156)	(26)	—	(85)	—	(263)	(5,530)
Net book amount as of December 31, 2024	108,486	414	10,800	6,573	—	4,538	130,811
Cost	115,091	444	10,800	11,936	3,788	7,142	149,201
Accumulated amortization	(6,605)	(30)	—	(5,363)	(3,788)	(2,604)	(18,390)
Net book amount as of December 31, 2024	108,486	414	10,800	6,573	—	4,538	130,811
Additions during the year ended December 31, 2025 include the assets from the OddsJam Acquisition and the Spotlight.Vegas Acquisition. The acquired intangible assets from the OddsJam Acquisition are categorized among domain names and related websites, customer contracts and customer bases, goodwill, and acquired technology. The acquired intangible assets from the Spotlight.Vegas Acquisition are categorized among domain names and related websites, goodwill, and acquired technology (additional information regarding the acquisition of intangible assets is disclosed in Note 5).
Additions during the year ended December 31, 2024 include the following:
a.On April 1, 2024, the Group acquired the Freebets.com Assets. The intangible assets were acquired for a total cost of $40,535 and are categorized between domain names and related websites, customer contracts and customer bases, and content assets. Total cash paid in relation to the acquisition of the Freebets.com Assets as of December 31, 2024 amounted to $30,603 (additional information regarding the acquisition of intangible assets is disclosed in Note 16).
b.Adjustments arising as a result of a change in estimates relate to the acquisition of the Freebets.com Assets. An amount of $3,164 is included in additions for the year ended December 31, 2024 (see Note 16).

As of December 31, 2025, domain names, mobile apps and related websites balance included a fully amortized mobile app with book value $7,298 (December 31, 2024: $6,470).
For the years ended December 31, 2025, 2024 and 2023, cash paid for intangible assets, other than those acquired in business combinations, and capitalized software developments was $4,568, $32,960 and $8,792, respectively.
The following table distinguishes finite and indefinite intangible assets as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Net book value of assets with finite useful lives
Customer contracts and customer bases	26,534	6,573
Acquired technology and software	23,143	414
Domain names, mobile apps and related websites	7,380	—
Internally developed intangibles	7,096	4,538
Total net book value of assets with finite useful lives	64,153	11,525
Net book value of assets with indefinite useful lives
Domain names and related websites	108,508	108,486
Goodwill	73,020	10,800
Total net book value of assets with indefinite useful lives	181,528	119,286
Total net book value of intangible assets	245,681	130,811
Remaining useful lives of significant assets with finite useful lives
As at December 31, 2025 and 2024, the remaining useful lives of significant assets with finite useful lives are as follows:

	Net book value		Remaining useful life (in years)
	2025	2024	2025	2024
OddsJam - customer bases	22,110	—	4 to 7 years	—
Rotowire - customer bases	4,050	4,388	12 years	13 years
OddsJam - acquired technology and software	20,301	—	4 to 7 years	—
Spotlight.Vegas - acquired technology	2,476	—	6 years	—
OddsJam - domain names and related websites	7,380	—	9 years	—
Internally developed intangibles	7,096	4,538	5 years	5 years
Total significant intangible assets	63,413	8,926

Impairment
As of December 31, 2025, the Group tested its digital marketing, fantasy data, sports data and ticketing indefinite-life intangible assets for impairment. For the purposes of impairment testing, goodwill was allocated as follows: $10,808 to the Digital Marketing CGU, $57,464 to the Sports Data CGU and $4,748 to the Ticketing CGU.
The carrying amount of intangible assets (excluding goodwill) with indefinite useful lives have been allocated to the Group’s CGUs as follows:

	As at December 31,
	2025	2024
Digital marketing - domain names and related websites	97,562	100,386
Fantasy data - domain names and related websites	8,100	8,100
Ticketing - domain names and related websites	1,550	—
Sports data - domain names and related websites	1,296	—
	108,508	108,486

The recoverable amount of the Digital Marketing CGU was determined with value in use calculations, and was based on projected cash flows for 2026-2028. Cash flows beyond the three-year period are extrapolated using revenue growth rates. For the period 2029-2032 revenue growth rates ranging between 4% and 5% were applied. From 2033 onwards, revenue growth was assumed to stabilize at a long-term sustainable rate of 3%, which is also consistent with the growth rate applied in determining the terminal value. The projected cash flows were discounted using a discount rate of 14.5%. The effective tax rate was estimated at 12.5%.
The recoverable amount of the fantasy data CGU was determined with value in use calculations, and was based on projected cash flows for 2026-2028. Cash flows beyond the three-year period are extrapolated using revenue growth rates. For the period 2029-2032 revenue growth rates ranging between 4% and 10% were applied. From 2033 onwards, revenue growth was assumed to stabilize at a long-term sustainable growth rate of 3%, which is also consistent with the growth rate applied in determining the terminal value. The projected cash flows were discounted using a discount rate of 14%. The effective tax rate was estimated at 24%.
The recoverable amount of the sports data CGU was determined with value in use calculations, and was based on projected cash flows for 2026-2028. Cash flows beyond the three-year period are extrapolated using revenue growth rates. For the period 2029-2032 revenue growth rates ranging between 4% and 8% were applied. From 2033 onwards, revenue growth was assumed to stabilize at a long-term sustainable growth rate of 3%, which is also consistent with the growth rate applied in determining the terminal value. The projected cash flows were discounted using a discount rate of 18%. The effective tax rate was estimated at 24%. As of December 31, 2025 the carrying value of scores.com domain of $1,296 was included within the Sports data cash-generating-unit, whereas as of December 31, 2024 it was included within the Digital Marketing CGU. Following the OddsJam Acquisition, the scores.com domain has been redesigned into a revenue-generating website powered by Optic Odds Data and Technology, which is the underlying reason for the reclassification of the asset to the Sports data CGU.
The recoverable amount of the ticketing CGU was determined with value in use calculations, and was based on projected cash flows for 2026-2028. Cash flows beyond the three-year period are extrapolated using revenue growth rates. For the period 2029-2035 revenue growth rates ranging between 4% and 9.5% were applied. From 2036 onwards, revenue growth was assumed to stabilize at a long-term sustainable growth rate of 3%, which is also consistent with the growth rate applied in determining the terminal value. The projected cash flows were discounted using a discount rate of 20%. The effective tax rate was estimated at 24%.
The methods for determining the significant inputs and assumptions are based on experience and expectations regarding market performance. The Group concluded that the recoverable amount is significantly in excess of the assets’ carrying amount for Digital Marketing CGU and Fantasy Data CGU, and accordingly a sensitivity analysis in this regard is not disclosed. For Sports Data CGU and Ticketing CGU, the management identified that the headroom between the carrying amount and the recoverable amount at the reporting date is lower than that observed for other CGUs. Therefore, a sensitivity analysis was performed to evaluate the robustness of the impairment assessment to reasonable possible changes in key assumptions. The Group concluded no impairment charges were necessary at the CGU level.

Sports Data CGU Sensitivity Analysis

As of December 31, 2025, the recoverable amount of the Sports Data CGU is estimated to exceed the carrying amount by $9,799 and was determined with value in use calculation. The value in use calculation is most sensitive to long-term EBITDA margin embedded in forecast cash flows, and the discount rate used. Long-term EBITDA margin is applied in the value in use calculation from 2033 onwards when growth is assumed to stabilize. The recoverable amount of this CGU would be equal to its carrying amount if the key assumptions were to change as follows:

	2025
	from	to
Long-term EBITDA margin	46%	41%
Discount rate	18%	19%

Ticketing CGU Sensitivity Analysis

As of December 31, 2025, the recoverable amount of the Ticketing CGU is estimated to exceed the carrying amount by $2,041 and was determined with value in use calculation. The value in use calculation is most sensitive to revenue growth embedded in forecast cash flows, and the discount rate used. Expected revenue growth is assumed to stabilize from 2036 onwards and is most sensitive in the forecast period between 2027 and 2028. The recoverable amount of this CGU would be equal to its carrying amount if the key assumptions were to change as follows:

	2025
	from	to
Revenue growth[1]	37%	23%
Discount rate	20%	23%
1 Represents average annual growth rate for 2027 and 2028.

The annual impairment testing of indefinite-life intangibles is discussed in Notes 2 and 4.
As of December 31, 2025, the Group identified asset-specific indicators of impairment for three domains targeting the Finnish market that form part of the Digital Marketing CGU.

On December 16, 2025, the Finnish parliament approved the new Finnish Gambling Act which introduces a competitive licensing regime beginning July 2027 and restricts licensed operators from using affiliates in any manner. As a result of the adverse regulatory outlook in Finland, management has resolved not to allocate additional resources to the three domains targeting the Finnish market. As a result, management concluded that the assets are no longer expected to contribute meaningful future cash inflows to the Digital Marketing CGU and therefore they were assessed separately for impairment at the individual asset level. Both value in use and fair value less costs to sell were determined to be nil for the three domains. Accordingly, an impairment loss of $14,006 was recognized and presented within the Consolidated Statements of Comprehensive (Loss) Income, reducing the carrying amount of these domains to nil.

9. TRADE AND OTHER RECEIVABLES

	As at December 31,
	2025	2024
Current
Trade receivables, net	21,109	17,935
Accrued revenue	584	252
Other receivables	477	1,278
Indemnification asset(1)	792	—
Deposits	571	163
Prepayments	2,954	1,532
	26,487	21,160
(1) Represents the right to receive reimbursement from an escrow account established in connection with the OddsJam Acquisition (see Note 5).

	As at December 31,
	2025	2024
Trade receivables, gross	22,925	19,599
Credit loss allowance	(1,816)	(1,664)
	21,109	17,935
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 3.

10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As at December 31,
	2025	2024
Cash at bank	15,814	13,729
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federal or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company were unlimited and have no par value. The following table outlines common share activity for each period presented.

SHARES
Issued and fully paid ordinary shares
As of January 1, 2025	34,762,899
Issue of ordinary shares in relation to employee stock purchase plan	53,518
Issue of restricted ordinary share awards (Notes 12, 14)	44,086
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	152,286
Issue of ordinary shares in exchange of share options exercised (Note 14)	48,221
Issue of ordinary shares as a payment of consideration for OddsJam Acquisition (Note 5)	708,178
Treasury shares acquired	(671,998)
As of December 31, 2025	35,097,190

As of January 1, 2024	37,222,549
Issue of ordinary shares (Note 12)	31,627
Issue of restricted ordinary share awards (Notes 12, 14)	56,995
Issue of ordinary shares in exchange of warrants' exercise (Note 12)	33,782
Issue of ordinary shares in exchange of share options exercised (Note 14)	384,493
Treasury shares acquired	(2,966,547)
As of December 31, 2024	34,762,899

As of January 1, 2023	36,431,633
Issue of restricted ordinary share awards (Notes 12, 14)	33,194
Issue of ordinary shares in exchange of share options exercised (Note 14)	35,203
Issue of ordinary shares as payment of consideration for BonusFinder acquisition	1,005,929
Treasury shares acquired	(283,410)
As of December 31, 2023	37,222,549

Share Repurchase Program

In May 2022, a repurchase program of up to $30,000 of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024, November 2024 and August 2025, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company ordinary shares for a total authorization of $50,000 since inception. As of December 31, 2025, $14,424 was available under the repurchase program.

For the years ended December 31, 2025, 2024 and 2023, 671,998, 2,966,547 and 283,410 shares have been repurchased with an average price $8.30, $9.06 and $9.74 for a total cost of $5,578, $26,891 and $2,759, respectively. Since the commencement of the share repurchase program 3,960,663 shares were purchased at an average share price of $8.98 for the total cost of $35,576.

As at December 31, 2025 and 2024 , there was no amount outstanding for share repurchases carried out during the year.

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

Employee Share Purchase Plan

The Group offers an Employee Share Purchase Plan (“ESPP”) that allows eligible employees to purchase ordinary shares of the Group at a 15% discount on the lesser of the fair market value on the first or last trading day of the applicable offering period. Offering periods begin on the first trading day on or after April 15 and October 15 of each year and end on the first trading day on or prior to October 14 and April 14, respectively. Shares are purchased on the last trading day of each offering period.

Employees may purchase shares having a value not exceeding 50% of their compensation during the applicable offering period. Participation is subject to a limitation that employees may not own 5% or more of the total voting power or value of the Group’s ordinary shares.

During the years ended December 31, 2025 and December 31, 2024, employees purchased 53,518 and 31,627 ordinary shares respectively under the ESPP, for proceeds of $374 and $218, respectively.
12. CAPITAL RESERVE

	Year ended December 31,
	2025	2024	2023
As of January 1	78,037	74,166	63,723
Share options and warrants exercised (Notes 11, 13, 14)	368	2,971	201
Issue of ordinary shares in relation to employee stock purchase plan (Note 11)	455	257	—
Issue of ordinary shares as a payment of consideration for BonusFinder acquisition (Note 2)	—	—	9,912
Issue of ordinary shares as a payment of consideration for OddsJam acquisition (Note 5)	9,971	—	—
Issue of restricted share awards (Notes 11, 14)	498	439	304
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Notes 13, 14)	1,421	—	—
Share options expired (Notes 13, 14)	13	204	26
As of December 31	90,763	78,037	74,166
The Statements of Cash Flows for the year ended December 31, 2025 includes an amount of $415 relating to proceeds for share options that were exercised during the year ended December 31, 2024.

13. SHARE-BASED COMPENSATION RESERVE
As of December 31, 2025, December 31, 2024 and December 31, 2023, the Company had the following warrants, share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and Founders Awards (as defined below) outstanding:

	Year ended December 31,
	2025	2024	2023
Warrants	—	—	50,000
Share options	1,137,079	1,165,918	1,746,094
RSUs	927,840	611,831	—
Total grants outstanding under 2020 Stock Incentive Plan	2,064,919	1,777,749	1,796,094
Founders Awards granted in 2021	4,056,770	4,056,770	4,056,770
Total grants and awards outstanding	6,121,689	5,834,519	5,852,864

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As at January 1, 2025	5,834,519	10,624
Share options expense	—	1,829
Share options granted	28,340	83
Share options exercised (Note 14)	(48,221)	(125)
Share options expired	(2,500)	(13)
Share options forfeited	(6,458)	(19)
Restricted Share Units expense	—	1,952
Restricted Share Units forfeited	(75,665)	(407)
Restricted Share Units granted	543,960	2,947
Restricted Share Units vested	(152,286)	(1,421)
As of December 31, 2025	6,121,689	15,450

As at January 1, 2024	5,852,864	7,414
Share options expense	—	2,172
Share options granted	41,787	72
Share options exercised (Note 14)	(384,454)	(1,001)
Share warrants exercised	(50,000)	(84)
Share options forfeited	(202,093)	(278)
Share options expired	(35,416)	(204)
Restricted share units granted	628,515	2,564
Restricted share units forfeited	(16,684)	(31)
As of December 31, 2024	5,834,519	10,624

As at January 1, 2023	5,562,984	4,411
Share options expense	—	2,667
Share options granted	359,666	509
Share options and warrants exercised	(39,786)	(95)
Share options forfeited	(26,042)	(52)
Share options expired	(3,958)	(26)
As at December 31, 2023	5,852,864	7,414

14. SHARE-BASED PAYMENTS
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
Under the Plan, awards may be made for up to 4,345,244 shares as of December 31, 2025, which, unless otherwise determined by the Company’s board of directors, increases by an amount equal to 2% of the outstanding ordinary shares at the beginning of each year. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, then the unused common stock covered by such award shall again be available for the grant of awards under the Plan.
The number of share options and warrants outstanding under the Plan and the Founders’ Awards as at December 31, 2025, 2024, and 2023 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2025	5,222,688	8.32
Granted	28,340	12.35
Forfeited	(6,458)	9.88
Exercised	(48,221)	4.81
Expired	(2,500)	12.69
Awards outstanding as of December 31, 2025	5,193,849	8.37
Awards exercisable as of December 31, 2025	1,038,834	9.48

Awards outstanding as of January 1, 2024	5,852,864	8.25
Granted	41,787	8.47
Forfeited	(202,093)	13.13
Exercised	(434,454)	4.77
Expired	(35,416)	13.46
Awards outstanding as of December 31, 2024	5,222,688	8.32
Awards exercisable as of December 31, 2024	833,390	9.22

Awards outstanding as of January 1, 2023	5,562,984	8.03
Granted	359,666	11.50
Forfeited	(26,042)	9.94
Exercised	(39,786)	4.10
Expired	(3,958)	14.61
Awards outstanding as of December 31, 2023	5,852,864	8.25
Awards exercisable as of December 31, 2023	825,897	7.73
The weighted-average share price for share options exercised during the years ended December 31, 2025, 2024 and 2023 was $13.23, $10.55 and $12.73, respectively.

Determination of Fair Value of Options

The options granted during the years ended December 31, 2025, 2024 and 2023 were valued using the Black-Scholes model with the following assumptions:

	Years ended December 31,
	2025	2024	2023
Exercise price, USD	12.35	8.47	8.97 - 13.19
Share price, USD	12.35	8.47	8.97 - 13.19
Risk free interest rate	3.99%	4.4%	3.7% - 4.5%
Estimated volatility	45%	35%	45%
Dividend yield	nil	nil	nil
Expected option term, years	4	4	4 - 4.6
Estimated volatility is based on historical volatility of comparable companies.

In July 2021, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided into twelve tranches subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years after the exercise date. Each tranche was valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding period restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of December 31, 2025, the performance conditions were not achieved for any of the tranches.

As of December 31, 2025, 2024 and 2023, the weighted average remaining contractual life for options and warrants outstanding was 5.11 years, 6.08 years and 6.99 years, respectively. The range of exercise prices for options and warrants issued as share based payments was $3.52 to $14.71 per share as of each of December 31, 2025, 2024 and 2023.

Restricted Share Units

During the year ended December 31, 2025 and 2024, the Company’s board of directors approved the issuance of 543,960 and 628,515 RSUs, respectively, of which 198,771 and 222,113, respectively, were issued to key management and executive directors. There were no RSUs approved and issued in the year ended December 31, 2023. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the year ended December 31, 2025 and 2024 is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2025	611,831	9.42
Granted	543,960	12.90
Vested	(152,286)	9.42
Forfeited	(75,665)	11.58
Outstanding as of December 31, 2025	927,840	11.28

Outstanding as of January 1, 2024	—	—
Granted	628,515	9.42
Forfeited	(16,684)	9.26
Outstanding as of December 31, 2024	611,831	9.42

Restricted Shares

During the years ended December 31, 2025, 2024 and 2023, there were 44,086, 56,995 and 33,194 restricted share awards, respectively, issued to non-executive directors in connection with their service on the board of directors. The shares were valued using the Finnerty model, with the main input data being the underlying issued price of $12.35, $8.47 and $10.13, respectively, an annualized volatility of 45%, 35% and 40%, respectively, and a restricted period of one year.

Share-based Payment Expense

	Year Ended December 31,
	2025	2024	2023
Share options expense	1,893	1,963	3,124
RSU expense	4,408	2,479	—
Restricted shares expense	569	475	483
Other share based related expenses	67	36	—
Share-based payment expense	6,937	4,953	3,607

	As of December 31,
	2025	2024
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	168	887
Founders Awards	2,161	2,821
RSUs	5,138	3,223

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	0.76	1.34
Founders Awards	2.31	3.23
RSUs	1.44	1.63

Share-based Compensation Reserve
Share-based payment reserve is included within the share-based compensation reserve (see Note 13).

15. BORROWINGS

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25,000 term loan and a $25,000 revolving credit facility that was to mature on March 19, 2027.

On January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

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

On March 20, 2025, the Borrowers and the Company entered into Amendment No. 2 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 2”), which amended the Wells Fargo Amended and Restated Credit Agreement to permit the repurchase of ordinary shares in an amount of up to $20,000 if certain conditions are met.

References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 and Amendment No. 2 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred and contingent consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of December 31, 2025, the Company has borrowed the full amount of the Term Loan of $75,000, and $57,500 under the Revolving Credit Facility. During the year ended December 31, 2025, the Company repaid $31,819 and borrowed a further $75,000 under the Term Loan and $57,500 under the Revolving Credit Facility, such that $32,500 was available under the Revolving Credit Facility as of December 31, 2025.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00% , (ii) plus an applicable margin of 2.50% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount, and is repayable by February 28, 2028. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement of 1.25 to 1.00 and a minimum liquidity requirement of $15,000. . Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of December 31, 2025, the Company was in compliance with the debt covenants set forth in the Wells Fargo Amended and Restated Credit Agreement.

Below is the movements of the Company’s borrowings during the years ended December 31, 2025 and 2024:

	As of December 31,
	2025	2024
As at January 1	22,931	—
Proceeds from borrowings	132,500	45,560
Debt assumed in a business combination (Note 5)	393	—
Repayment of debt assumed in a business combination	(393)	—
Issuance costs related to borrowings	(6,027)	(847)
Interest expense on borrowings(1) (Note 21)	8,246	1,260
Interest payment attributable to third party borrowings	(6,885)	(888)
Repayment of principal	(31,819)	(21,060)
Translation differences	(310)	(1,094)
As of December 31(2)	118,636	22,931
(1) Interest expense on borrowings is gross of the net interest income from the settlements of the derivative financial instrument used to hedge liabilities of $1,178 for the year ended December 31, 2025.
(2) As of December 31, 2025, borrowings of $63,663 and $54,973 relate to the Term Loan and Revolving Credit Facility, respectively. As of December 31, 2024, borrowings of $22,931 relate to the Term Loan only.

16. DEFERRED CONSIDERATION

As of December 31, 2025, the total deferred consideration balance of $39,853, out of which $34,929 is the non-current portion due for payment on April 1, 2027 and $4,924 is the current portion with $3,852 due for payment in January 2026 and the remaining balance of $1,072 in November 2026, related to the Group’s 2025 OddsJam Acquisition.

On December 19, 2025, the Company entered into an Amendment to Agreement and Plan of Merger with the sellers of OddsJam which effectively terminates the earn-out period early and provides that the 2025 and 2026 performance amounts have been capped at $40,000 each, subject to an early election discount. The consideration was initially contingent upon growth in contribution in fiscal years 2025 and 2026. As a result, the liability was reclassified from contingent consideration to deferred consideration as of December 19, 2025. The Company has the option, but not the obligation, to settle up to 70% of the amount due in ordinary shares. See Note 5 for full discussion on the OddsJam Acquisition.

As of December 31, 2024 deferred consideration consist mainly of contractual obligations resulting from acquisitions of intangible assets from third parties (see Note 8).
As of December 31, 2024, the present value of the fixed consideration payable related to the acquisition of the Freebets.com Assets was $7,325. The consideration was financed by the Company’s available cash, utilization of borrowings under available credit facilities and operating cash flows and was settled on April 1, 2025.
The consideration related to the Freebets.com Assets that was initially contingent upon the revenue performance of the Freebets.com Assets from acquisition up until December 31, 2024 was capped at a maximum of $5,000. As of December 31, 2024, the contingent consideration was fixed at $3,652 because the performance period elapsed. As a result, the liability was presented as deferred consideration as of December 31, 2024 and was settled on April 1, 2025.
As of December 31, 2024, deferred consideration of $300 related to the Group’s 2022 acquisition of Roto Sports, which was settled in March 2025.

17. TRADE AND OTHER PAYABLES

	AS AT DECEMBER 31,
	2025	2024
Non-current
Accrued bonuses related to acquisition (Note 5)	1,120	—

Current
Trade payables(i)	3,015	2,396
Accruals(ii)	8,573	6,392
Indirect taxes	1,658	1,342
Other payables(iii)	231	75
	13,477	10,205
(i)Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii)Included in accruals are $6,778 (2024: $2,632) which satisfy the definition of financial liabilities under IAS 32 – Financial Instruments: Presentation, which is comprised of accrued partnership costs, accrued bonuses related to acquisition and other unbilled operational expenses.
(iii)Included in other payables are $109 (2024: nil) which satisfy the definition of financial liabilities under IAS 32 – Financial Instruments: Presentation.

18. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at December 31, 2025, deferred tax is presented on a gross basis in the consolidated statement of financial position as it is related to different tax jurisdictions and not eligible for offset.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As At December 31,
	2025	2024
Deferred tax asset	4,906	6,418
Deferred tax liability	(6,222)	(2,258)
Deferred tax (liability) asset, net	(1,316)	4,160

The change in the deferred income tax account is as follows:

	As of December 31
	2025	2024
Deferred tax, net at the beginning of the year	4,160	5,126
Business combination (Note 5)	(13,475)	—
Credited (charged) to the profit or loss (Note 23)	7,309	(588)
Charged to the other comprehensive income (Note 23)	(19)	—
Translation differences	709	(378)
Deferred tax, net at the end of the year	(1,316)	4,160
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	As At December 31,
	2025	2024
Intangible assets - deferred tax assets	2,406	4,615
Intangible assets - deferred tax liability	(13,159)	(3,212)
Trading losses and other allowances	9,437	2,757
Net deferred tax (liabilities) assets	(1,316)	4,160

At December 31, 2025, the Group had unutilized trading losses and other allowances of $68,810 of which $9,884 were not recognized based on management’s performance projections for 2026 – 2030 and the related ability to utilize the tax losses and other allowances resulting in a recognition of a deferred tax asset of $9,039.

At December 31, 2025, the Group had unutilized capital allowances of $21,659 related to intangible assets, the balance was recognized in full based on management’s performance projections for 2026 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $2,406.

During the year ended December 31, 2025, a net deferred tax liability of $13,475 was recognized as part of the business combination accounting for the OddsJam Acquisition (Note 5). This primarily related to a deferred tax liability on intangible assets of $14,845 partly offset by a deferred tax asset on losses and other deductible temporary differences of $1,370.

At December 31, 2025, deferred tax liability amounted to $13,159, relating to intangible assets acquired as part of the OddsJam Acquisition ($10,253) and Roto Sports acquisition ($2,906).

At December 31, 2025 and December 31, 2024 the Group had a deferred tax asset of $398 and $261, respectively, related to expected future tax refunds.

At December 31, 2024, the Group had unutilized trading losses and other allowances of $59,755 of which $24,861 were not recognized based on management’s performance projections for 2025 – 2029 and the related ability to utilize the tax losses and other allowances resulting in a recognition of a deferred tax asset of $2,757.

At December 31, 2024, the Group had net unutilized capital allowances of $36,909 related to intangible assets, the balance was recognized in full based on management’s performance projections for 2025 – 2029 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,615.

At December 31, 2024, deferred tax liability amounted to $3,212 and related to intangible assets acquired as a part of Roto Sports acquisition.

19. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events.

Within performance marketing arrangements, the Group considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Group acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Group’s performance obligation is to facilitate and process the transaction and issue the ticket.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Group considers each subscription to be a separate performance obligation. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Group records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Year ended December 31,
	2025	2024	2023
Marketing	124,320	118,815	101,000
Data	41,127	8,367	7,652
Total revenues	165,447	127,182	108,652

The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	Year ended December 31,
	2025	2024	2023
North America	87,235	55,500	60,755
U.K. and Ireland	41,660	39,179	31,347
Other Europe	26,102	22,463	10,994
Rest of the world	10,450	10,040	5,556
Total revenues	165,447	127,182	108,652
The Group presents disaggregated revenue by monetization type as follows:

	Year ended December 31,
	2025	2024	2023
Performance marketing	103,567	101,078	87,824
Subscription	41,127	8,367	7,652
Advertising & other	20,753	17,737	13,176
Total revenues	165,447	127,182	108,652

During the year ended December 31, 2025, performance marketing revenue was generated by the following categories: cost per acquisition 37%, revenue share 24%, hybrid 37% and ticketing 2% compared to 43%, 23% 34% and nil, respectively, during the year ended December 31, 2024 and 58%, 13%, 29% and nil during the year ended December 31, 2023.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	Year ended December 31,
	2025	2024	2023
Casino	96,545	92,224	66,869
Sports	65,085	33,888	41,189
Other	3,817	1,070	594
Total revenues	165,447	127,182	108,652
Presentation of revenue by product type for the comparative years were adjusted to enhance comparability and consistency in revenue presentation. This resulted in a reclassification from ‘Other’ to ‘Sports’ of $606 for the year ended December 31, 2024 and a reclassification from Other to Sports of $555 for the year ended December 31, 2023.

Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As at December 31,
	2025	2024
Contract assets	584	252
Contract liabilities	(5,100)	(2,616)
The contract assets primarily relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. Contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.

The contract liabilities primarily relate to the advances received from customers for subscriptions purchased for the RotoWire.com and OddsJam.com website, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next year.
The following table shows how much of the revenue recognized in the years ended December 31, 2025, December 31, 2024 and December 31, 2023 relate to brought forward contract liabilities:

	Year ended December 31,
	2025	2024	2023
Subscription	2,616	2,207	1,692

Customers
For the years ended December 31, 2025 and December 31, 2024, our top ten customers accounted for 25% and 32% of our revenue, respectively, and no revenues were generated above 10% from a single customer. For the year ended December 31, 2023, our top ten customers accounted for 48% of our revenue and our largest customer accounted for 16% of our revenue.

20. OPERATING EXPENSES
Sales and marketing expenses

	Year ended December 31,
	2025	2024	2023
People costs	32,729	25,838	22,334
Employees' bonuses related to acquisition (Note 5)	2,263	—	368
Restructuring costs	399	—	—
External marketing expenses	11,476	6,564	6,083
External content	3,245	3,195	3,666
Amortization of acquired intangible assets	7,241	3,301	521
Share-based payment expense	1,411	931	359
Software and subscriptions	2,372	785	855
Hosting and website content	588	526	647
Other	1,279	757	498
Total sales and marketing expenses	63,003	41,897	35,331
Presentation of ‘Other’ sales and marketing expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current year. It resulted in a reclassification from ‘Other’ to ‘Hosting and website content’ by $526 and $647 for the years ended December 31, 2024 and December 31, 2023, respectively.

Technology expenses

	Year ended December 31,
	2025	2024	2023
People costs	12,831	9,543	7,541
Employees' bonuses related to acquisition (Note 5)	1,251	—	—
Software and subscriptions	2,397	1,569	1,131
Amortization of internally developed intangibles	2,031	1,278	885
Amortization of acquired technology and software	3,320	—	—
Share-based payment expense	318	183	42
Hosting costs	1,143	437	307
Consultancy fees	1,054	559	14
Other	444	380	367
Total technology expenses	24,789	13,949	10,287

Presentation of ‘Other’ technology expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current year. It resulted in a reclassification from ‘Other’ to ‘Consultancy fees’ by $559 and $14 for the years ended December 31, 2024 and December 31, 2023, respectively, and from ‘Other’ to ‘Hosting costs’ by $437 and $307 for the years ended December 31, 2024 and December 31, 2023, respectively.

General and administrative expenses

	Year ended December 31,
	2025	2024	2023
People costs	13,528	13,108	10,802
Share-based payment and related expenses	5,208	3,839	3,386
Legal and consultancy fees	5,479	3,771	4,096
Secondary offering related costs	—	—	733
Acquisition related costs	1,482	2,151	821
Employees’ bonuses related to offering	—	—	201
Restructuring costs	63	—	—
Insurance	433	417	581
Short-term leases	83	317	567
Amortization of right-of-use assets	1,221	847	436
Depreciation of property and equipment	606	376	246
Software and subscriptions	1,937	1,240	959
Other	2,129	1,579	1,463
Total general and administrative expenses	32,169	27,645	24,291
Presentation of ‘Other’ general and administrative expenses for the comparative periods were adjusted to consistently reflect more disaggregated classification in the current year. It resulted in a reclassification from ‘Other’ to ‘Legal and consultancy fees’ by $378 and $195 for the years ended December 31, 2024 and December 31, 2023, respectively.

Other Share-based related expenses

During the year ended December 31, 2023, the Group engaged a third party consulting firm to evaluate updated share based benefits issued to personnel of the Group and incurred costs of $180.
Contributions to defined contribution plans
Total contributions to defined contribution plans of $1,593, $1,065 and $681 are included in people costs across functions for the years ended December 31, 2025, 2024 and 2023, respectively.

21. FINANCE INCOME AND FINANCE EXPENSES

	Year ended December 31,
	2025	2024	2023
Foreign exchange gain	7,724	1,433	375
Interest income	102	137	259
Total finance income	7,826	1,570	634

Finance expense consists of the following:
Foreign exchange loss	5	117	1,298
Unwinding of deferred consideration	211	1,289	735
Interest expense on lease liabilities	324	249	165
Interest expense on borrowings(1)	7,068	1,260	—
Other finance results(2)	838	180	73
Total finance expenses	8,446	3,095	2,271
Net finance expense	(620)	(1,525)	(1,637)
(1) Interest expense on borrowings is partially offset by the net interest income of $1,178 from the settlements of the derivative financial instrument used to hedge liabilities for the year ended December 31, 2025.
(2) Included within Other finance results is an amount of $728 relating to bank fees that were fully settled in cash during the year ended December 31, 2025.
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances. For the year ended December 31, 2025, the foreign exchange gain is presented net of an amount of $2,453, that has been recycled from the accumulated hedging reserve to profit or loss in relation to the CCIRS designated as a cash flow hedge (Note 3).

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of Freebets.com Assets during the year ended December 31, 2025. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebet.com Assets and BonusFinder for the year ended December 31, 2024. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction.

The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisitions of Roto Sports and BonusFinder during the year ended December 31, 2023.

22. BASIC AND DILUTED (LOSS) INCOME PER SHARE
Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of ordinary shares outstanding during the year (amounts are in USD thousand except shares and per share amounts).

	Year ended December 31,
	2025	2024	2023
Net (loss) income for the year attributable to shareholders	(32,930)	30,679	18,260
Weighted-average number of ordinary shares, basic	35,478,331	36,034,115	37,083,262
Net (loss) income per share attributable to shareholders, basic	(0.93)	0.85	0.49

Net (loss) income for the year attributable to shareholders	(32,930)	30,679	18,260
Weighted-average number of ordinary shares, diluted	35,478,331	36,337,349	38,542,166
Net (loss) income per share attributable to shareholders, diluted	(0.93)	0.84	0.47

The calculation of diluted (loss) income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Year ended December 31,
	2025	2024	2023
Weighted-average number of ordinary shares, basic	35,478,331	36,034,115	37,083,262
Effect of share options and warrants on issue	—	297,347	495,252
Effect of contingently issuable ordinary shares related to business combinations	—	—	963,652
Unvested ordinary shares	—	5,887	—
Weighted-average number of ordinary shares, diluted	35,478,331	36,337,349	38,542,166

Share warrants, share options and RSUs to purchase or acquire 6,121,689, 5,834,519 and 5,852,864 ordinary shares were outstanding at December 31, 2025, 2024 and 2023, respectively, that could potentially be dilutive in the future (Note 13).

For the year ended December 31, 2025, (i) 4,751,999 options (2024: 4,609,353; 2023: 4,771,770) (ii) 4,990,436 (2024: Nil; 2023: Nil) contingently issuable ordinary shares and (iii) 411,129 RSUs (2024: 605,994; 2023: Nil) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
For disclosures regarding the number of outstanding shares, see Note 11.

23. TAX CHARGE

	Year ended December 31,
	2025	2024	2023
Current tax expense	7,831	2,883	3,168
Deferred tax (credit) charge (Note 18)	(7,309)	588	(1,287)
	522	3,471	1,881

For the years ended December 31, 2025, 2024 and 2023, the effective tax rate of the Group amounted to (1.6)%, 10.2% and 9.3%, respectively, as follows:

	Year ended December 31,
	2025	2024	2023
(Loss) income before tax	(32,408)	34,150	20,141
Expected tax (credit) expense(1)	(9,543)	3,643	2,721
Tax effects of:
Disallowed expenses (2)	11,522	769	635
Movement in unrecognized temporary differences	(7,124)	(419)	(1,266)
Tax liability arising from intra-group transfer of IP	5,598	—	—
Change in estimates related to prior periods	35	(356)	(106)
Changes in tax rates	—	(107)	—
Other	34	(59)	(103)
	522	3,471	1,881
(1) Expected tax (credit) expense is computed based on actual statutory tax rates as applicable to the Group’s companies in the respective jurisdictions.
(2) Disallowable expenses for the year ended December 31, 2025 amounted to $11,522. Of this, $11,314 relates to movements in the fair value of contingent consideration. The remaining $208 relates to other disallowable expenses, which represent permanent differences. No fair value movements in contingent consideration were recognized in the years ended December 31, 2024 and 2023.

For the years ended December 31, 2025, 2024 and 2023, the Group paid net tax of $10,287, $1,901 and $3,826, respectively.

At December 31, 2025, outstanding income tax across jurisdictions amounted to $320 (December 31, 2024: $1,076).

Amounts recognized in Other Comprehensive Income

	Year Ended December 31, 2025			Year ended December 31, 2024
	Before tax	Tax benefit (expense)	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedge - effective portion of changes in fair value	(2,298)	288	(2,010)	—	—	—
Cash flow hedges - reclassified to profit or loss	2,453	(307)	2,146	—	—	—
	155	(19)	136	—	—	—

24. RELATED PARTY TRANSACTIONS
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

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Year ended December 31,
	2025	2024	2023
Remuneration to key management and executive directors	5,903	6,201	5,033
Non-executive directors’ fees	1,073	984	1,225
	6,976	7,185	6,258
The emoluments paid to the Directors (executive and non-executive) during the years ended December 31, 2025, 2024 and 2023 amounted to $4,978, $4,647 and $3,189, respectively.
The following transactions were carried out with related parties:

	Year ended December 31,
	2025	2024	2023
Expenses
Remuneration expense	3,026	4,178	3,731
Share-based payments	3,950	3,007	2,527
	6,976	7,185	6,258
As at December 31, 2025 and 2024, the balance outstanding to key management and non-executive directors was $17 and $1,192, respectively and were included within accruals as the amounts are expected to be paid in less than one year.
As at December 31, 2025 and 2024, the following share options, RSUs and restricted shares were held by related parties:

	2025	2024
Share options	4,700,108	4,671,768
RSUs	365,356	222,113
Restricted shares	44,086	56,995
During the year ended December 31, 2025, the Company granted 28,340 share options and 44,086 restricted shares to non-executive directors (Note 11,13 and 14).

During the year ended December 31, 2024, the Company granted 41,787 share options and 56,995 restricted shares to non-executive directors (Note 11,13 and 14).

During the year ended December 31, 2023, the Company granted 44,666 share options and 33,194 restricted shares to non-executive directors (Note 11,13 and 14).

During the year ended December 31, 2025 and 2024, the Company granted 198,771 and 222,113 RSUs, respectively, to key management and executive directors (Note 14). There were no similar grants during the year ended December 31, 2023.

25. PERSONNEL
The average number of employees, including executive and non-executive directors, during the year was as follows:

	Year Ended December 31,
	2025	2024	2023
Executive directors	2	2	1
Non-executive directors	5	5	6
Sales and marketing employees	374	322	284
Technology employees	147	121	105
General and administrative employees	94	73	55
	622	523	451

As of December 31, 2025, 2024 and 2023, the Group had 599, 555 and 489 employees, respectively.

26. COMMITMENTS AND CONTINGENCIES
Swish Litigation

On December 27, 2024, Swish Analytics, Inc. (“Swish”) initiated a civil action in the Superior Court of the State of California (the “Court”) against OddsJam, Inc. and OpticOdds, Inc. (which was acquired on January 1, 2025, as previously discussed) alleging misappropriation of proprietary odds information, restitution/unjust enrichment and unfair competition. On July 21, 2025, the Company filed with the Court a notice of demurrer to Swish’s complaint with respect to all of Swish’s causes of action, which the Court denied. On or about August 29, 2025, Swish filed a First Amended Complaint to, among other things, add an allegation of intentional interference. Swish is seeking injunctive relief, restitution and monetary damages. Discovery is ongoing. The Company is unable to reasonably estimate any potential outcome of this matter. The Company believes these claims are entirely without merit and intends to vigorously defend such allegations.

27. EVENTS AFTER THE REPORTING PERIOD

OddsJam Acquisition Deferred Consideration Payment

In January 2026, the Group settled deferred consideration of $3,852 to the sellers of OddsJam.